21


05007450

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bayerische Hypotheken Und Wechsel Bank

*CURRENT ADDRESS


PROCESSED
APR 26 2005 E
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3777 FISCAL YEAR 12-31-04

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OICF/BY: dlw

DAT : 4/26/05

Bayerische Hypotheken und Wechsel Bank AG

ANNUAL REPORT 2004

Annual Financial Statements

HypoVereinsbank

CONTENTS

Management Report

[illegible] Situation and Trends

[illegible] Growing with Europe

[illegible] program launched and

[illegible] finance restructured

[illegible] business segment

Statement of income

[illegible] sheet

[illegible]

[illegible]

[illegible] December 31, 2004

[illegible]

[illegible] Report

[illegible] as a risk-bearing entity

[illegible] and monitoring of risks

[illegible] types and risk measurement

[illegible] management

Risk types in detail

Statement of Income

Balance Sheet

Notes

MANAGEMENT REPORT

BUSINESS SITUATION AND TRENDS

2004: "Growing with Europe" strategic program launched and real estate finance restructured in the Germany business segment

During 2004 we finished setting the Bank on its future course with the capital increase successfully carried out in April and the announced restructuring of real estate finance.

By implementing the transformation program in 2003, with its far-reaching changes to corporate structures, and by streamlining the investment portfolio in the 2003 financial statements, we laid a solid foundation for our Growing with Europe strategic program that we launched in 2004 and intend to accelerate in 2005.

The 2004 statement of income was marked by a special provision of €2.5 billion for bad debts. This was connected with the transfer to the new Real Estate Restructuring segment of the parent bank's workout portfolios of the entire German real estate finance business and the remaining portfolios of the Real Estate Workout segment. The goal is to make the portfolios allocated to this segment marketable. The statement of income also includes a restructuring provision of €250 million relating to our efficiency program.

As a result of these non-recurrent charges, we have posted a net loss before taxes of €2,468 million and a net loss for the year of €2,540.

Restructuring of real estate finance

The situation on the German real estate markets remained difficult; almost all of them gave cause for varying degrees of concern, while major regional differences were also evident. The housing market showed signs of consolidation, although the number of foreclosures increased and vacancy rates declined only slowly in structurally weak regions. High vacancy rates in office markets led to downward pressure on rents in new tenancy contracts. The market for retail properties suffered from slow private consumption while the supply of floorspace continued to rise.

In response to the persistently difficult situation on German real estate markets, we have decided to carry out a strategic restructuring of our real estate finance operations.

The workout portfolios from the Bank's entire German real estate finance business are being transferred to the new Real Estate Restructuring segment together with the remaining portfolios of the Real Estate Workout segment. The aim is to completely eliminate the portfolios allocated to this segment without disrupting the market, by exploiting various options and the opportunities arising from the development of the real estate markets. To facilitate the rapid reduction of these portfolios, it is necessary to change the valuation method for the real estate collaterals associated with these portfolios. In contrast to the previous approach, which in many instances aimed to restructure the individual commitments – sometimes over the long run – before returning them to regular treatment, the valuation is now made at liquidation value. As a consequence an allocation to special provisions for bad debts amounting to €2.5 billion was necessary.

Efficiency program
With our PRO (Process Redesign and Optimization) efficiency program launched in the fall of 2004, we intend to enhance the efficiency in the corporate group on a sustained basis. This program serves to streamline our workflows and optimize back-office areas. It has been included in the 2004 financial statements with a restructuring provision of €250 million.

Growing with Europe: significant progress made in core operations ...
Our Growing with Europe strategic program concentrates specifically on increasing our operating profitability, in addition to implementing active capital and risk management and continuing to sharpen our business profile. We have intensified new business campaigns and made further progress in customer acquisition and stepping up product utilization. We further consolidated our market position in all core European regions – Germany, Austria, and Central and Eastern Europe – with the aid of innovative products for private and corporate customers.

In the Germany business segment, we have already achieved a significant increase in new business involving innovative products for private and business customers under our MOVE campaign. We aim to continue this success, firstly by intensifying cross-selling and secondly by stepping up the acquisition of new customers.

Our sales approach in the Corporates & Markets business segment integrates all classes of assets and product groups, making us well positioned to meet all our customers' requirements. Our expertise in innovative, customized financial solutions and risk management products is a key value driver.

... and further expansion of our market position in Central and Eastern Europe
With Bank Austria Creditanstalt, HVB Group is the leading network bank in Central and Eastern Europe. Our presence spans a total of 16 countries where we serve over four million customers. In the summer of last year, we launched a region-wide campaign in the retail banking sector. We are looking to open up to 200 new branches and sharply increase our customer base. While we are continuing to rely primarily on organic growth in Central and Eastern Europe, we are also examining possible value-generating acquisitions.

We are consolidating our position in Russia by increasing our shareholding in International Moscow Bank (IMB) to just under 53%; this is scheduled for the first quarter in 2005. The highly profitable IMB is one of the leading banks in Russia in the retail, corporate, and capital market sectors. Through IMB we hope to benefit from the expected rise in the country's economy as a whole and to tap the potential of the Russian banking market for ourselves and our customers.

Integration of Vereins- und Westbank
At the beginning of April 2004, the Bank and Vereins- und Westbank Aktiengesellschaft (VuW) agreed on an integration model which was presented to the public during the Annual General Meeting of VuW on April 15, 2004. In March 2004, the Bank had increased its holding in VuW to more than 95% and announced a squeeze-out procedure to remove minority shareholders. The transfer resolution was adopted at an Extraordinary General Meeting of VuW on June 24, 2004. As part of a court settlement, the cash compensation was raised on October 29, 2004 and the transfer resolution subsequently filed in the Commercial Register. Thus around 2.79 million shares held by minority shareholders of VuW were transferred to the Bank by act of law. The merger of VuW with the Bank took effect on January 14, 2005 once filed in the Commercial Register maintained by Munich District Court.

The assets and liabilities of VuW were transferred to the Bank with effect from June 30, 2004, at which date VuW prepared a closing balance sheet. Starting July 1, 2004, all actions and transactions of VuW are considered performed for account of the Bank.

The commercial activities of VuW in the second half of the year have been incorporated in the items of the Bank's statement of income accordingly. Hence a comparison with the prior year figures is only of limited value.

Accounting for the merger using the cost method compliant with Section 24, German Transformation of Companies Act, in conjunction with Section 253, German Commercial Code, gives rise to an aggregate increase of €9 million in the Bank's statement of income.

Statement of income

The Bank's statement of income was affected by a number of special items in 2004:

- Net interest income rose to €3,465 million. The improvement results essentially from the investment of the liquidity from the capital increase accruing at the end of March 2004, the re-investment of proceeds from the disposal of investments, and the higher income from our equity holdings. Net interest income was depressed by the planned reduction in risk assets and the effects of exchange rates when translating the results of our foreign subsidiaries into euros.
- The improvement in net commission income to €1,201 million can be attributed primarily to higher fees and commissions received from securities and depository activities, agency operations relating especially to life insurance, and payment transactions.
- At €168 million, net income from financial operations failed to match our expectations. Two-thirds of the year-on-year declines stems from interest- and currency-related operations.
- Administrative expenses rose to €3,032 million during the year under review, primarily on account of the merger with VuW. This move resulted in an even stronger increase in personnel expense, namely to €1,608 million. Other administrative expenses, including depreciation on property, plant and equipment, totaled €1,424 million, similarly more than the prior year due to the integration. Depreciation and amortization of €83 million was taken on intangible assets and property, plant and equipment.
- Other operating income less other operating expenses totals €44 million, up from €11 million in 2003.

Statement of income

	2004	2003		Change
	€ millions	€ millions	€ millions	in %
Net interest income	3,465	3,224	241	7.5
Net commission income	1,201	1,043	158	15.1
Net income from financial operations	168	395	(227)	(57.4)
Administrative expenses	3,032	2,765	267	9.6
Personnel expense	1,608	1,371	237	17.3
Other administrative expenses[1]	1,424	1,394	30	2.1
Other operating income less other operating expenses	44	11	33	> 100.0
Operating result before loan-loss provisions	**1,846**	**1,908**	**(62)**	**(3.2)**
Loan-loss provisions	1,295	1,595	(300)	(18.7)
Operating result	**551**	**313**	**238**	**76.1**
Addition to restructuring provisions	250	—	250	
Allocation to special provisions for bad debts	2,500	—	2,500	
Other income less other expenses	(269)	(3,583)	3,314	92.5
Pre-tax income (loss)	**(2,468)**	**(3,270)**	**802**	**24.5**
Taxes	72	33	39	> 100.0
Net income (loss) for the year	**(2,540)**	**(3,303)**	**763**	**23.1**
Change in reserves	2,540	3,303	(763)	(23.1)
Profit available for distribution	—	—	—	—

[1] including standard depreciation on property, plant and equipment

- Since administrative expenses increased at a faster rate than operating income, the cost-income ratio deteriorated from 59.2% in 2003 to 62.1% in 2004. Adjusted for non-recurring items in net interest income in both years, the cost-income ratio similarly worsened, from 62.2% to 64.6%.
- Excluding the special provisions for bad debts, loan-loss provisions remained stable year-on-year at €1,320 million. This represents a decline of €293 million.
- Net income from securities held for liquidity purposes totaled €25 million after €18 million in 2003.
- Despite higher administrative expenses, the operating result improved from €313 million in 2003 to €551 million mainly as a result of higher operating income and lower loan-loss provisions.
- We have set aside restructuring provisions of €250 million for a package of measures under our PRO efficiency program and shown them separately.
- For more information about the allocation to special provisions for bad debts, please refer to "Restructuring of real estate finance" above and "Extraordinary expenses" in the Notes.
- A negative balance of €269 million accrued for other income less other expenses after €3,583 million in 2003.

  Losses of €218 million, compared with €157 million in 2003, absorbed under profit-and-loss transfer agreements were a major factor depressing the total. €210 million of the losses absorbed relate to the Bank's profit-and-loss transfer agreement with HVB Immobilien AG. The total includes the losses of the project companies belonging to the HVB Immobilien subgroup. The loss transfer means that the results of these companies are included in HVB. In connection with the 2003 spin-off of the Hypo Real Estate Group, we undertook to assume net losses recorded by Hypo Real Estate Bank AG up to a maximum of €590 million, provided these are caused by the setting aside of specific loan-loss provisions. This gave rise to final expenses of €130 million in 2004 after €460 million in 2003.

  The total benefited by an aggregate of €79 million from write-downs and write-ups, and gains on the sale of our shareholdings (e.g. Bankhaus BethmannMaffei OHG, Brau und Brunnen Aktiengesellschaft, intercompany sale of INDEXCHANGE Investment AG).
- Taxes on income rose from €29 million to €68 million. Other taxes totaled €4 million.
- Mainly as a result of the revaluation of old real estate commitments, we recorded a net loss for the year totaling €2,540 million, which, compliant with Section 150 (4) of the German Stock Corporation Act, has been offset by a withdrawal from additional paid-in capital.

Balance sheet

Despite the absorption of VuW by the Bank, there have been hardly any changes in the structure of the balance sheet:

- HVB AG's total assets at December 31, 2004 amounted to €298.5 billion, down 0.8% on 2003. The decline is less marked than the prior year's reduction of 12.3% due to the merger of VuW with the Bank.

  Loans and advances to customers fell in part due to the addition to special provisions for bad debts. Placements with, and loans and advances to, other banks, decreased primarily on account of discontinuation of receivables from VuW.

  Our lending volume (loans to banks and customers, including contingent liabilities) declined 2.2% to €199.1 billion, of which €17.8 billion (down 15.6%) relates to municipal loans and €98.5 billion (down 5.9%) to mortgage loans.

  We raised our holdings of debt securities and other fixed-income securities by 9.7% to €48.9 billion, while reducing our holdings of equity securities and other variable-yield securities by 5.1% to €9.8 billion. Participating interests and shares in affiliated companies increased from €10.7 billion to €11.0 billion as a result of additions and inpayments of capital.
- Funding was adjusted to reflect the lower volume of lending. To do this, we reduced amounts owed to other banks (down 6.7%) and liabilities evidenced by paper (down 7.6%) by means of early retirements. Participating certificates outstanding and the fund for general banking risks have risen by 75.1% and 44.9% respectively as a result of the merger with VuW.

  Shareholders' equity increased by €2.9 billion in April as a result of the successfully completed capital increase. Additional paid-in capital declined to €8.9 billion due to the coverage provided for the net loss for the year totaling €2.5 billion. The shareholders' equity shown in the balance sheet now totals €11.1 billion after €10.7 billion in 2003.

- HVB's risk assets compliant with the Capital Accord published by the Basel Committee on Banking Supervision (BIS) amounted to €157.6 billion in 2004 in accordance with adopted financial statements. The market risk positions totaled €1.3 billion.
- During the year under review, our core capital (compliant with the German Banking Act) in accordance with adopted financial statements totaled €11.3 billion. Equity funds, which includes both liable equity of €17.0 billion and Tier III capital of €1.0 billion, amounted to €18.0 billion. This gives rise to a core capital ratio of 7.5% and an equity funds ratio of 10.6%.
- A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the Germany banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in 2004 after 1.2 in 2003.

Offices

HVB AG maintained 663 bank offices at year-end. The integration of VuW added 144 offices in northern Germany to the domestic network and a branch in Vilnius to our offices in other regions. Outside Germany, we also opened a new office in Tallinn in August.

Offices by region

	2003	Additions	Reductions		2004
		New openings	Closures	Consolidations	
Germany					
Baden-Wuerttemberg	23	—	—	—	23
Bavaria	374	—	2	4	368
Berlin	6	—	—	—	6
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	—	32	—	—	32
Hesse	12	—	—	—	12
Lower Saxony	—	25	—	—	25
Mecklenburg-Western Pomerania	—	8	—	—	8
North Rhine-Westphalia	19	—	—	—	19
Rhineland-Palatinate	22	—	—	—	22
Saarland	9	—	—	—	9
Saxony	10	—	—	—	10
Saxony-Anhalt	6	5	—	—	11
Schleswig-Holstein	—	75	1	—	74
Thuringia	8	1	—	—	9
Subtotal	**497**	**146**	**3**	**4**	**636**
Other regions					
Europe	7	2	—	1	8
Americas	5	—	—	—	5
Asia	11	—	—	—	11
Africa	2	—	—	—	2
Australia	1	—	—	—	1
Subtotal	**26**	**2**	**—**	**1**	**27**
Total	**523**	**148**	**3**	**5**	**663**

Events after December 31, 2004

In January 2005, we announced that the workout portfolios of the entire German real estate finance business would be transferred to the new Real Estate Restructuring segment together with the remaining portfolios of the Real Estate Workout segment. This will involve a volume of €15.4 billion.

There were no further events after December 31, 2004 worth reporting.

Outlook

The Management Report and the rest of the Annual Report include statements, expectations and forecasts concerning the future. These forward-looking statements are based on planning and estimates that are supported by all the information that is available to us at the present time. We assume no obligation to update these statements in the light of new information or future events. Known or unknown risks and uncertainties may be entailed in forward-looking statements, and the actual results and developments may thus differ significantly from those expected at present. Such discrepancies may result particularly from changes to the general economic climate and market situation, developments on international capital markets, the possible default of borrowers or contracting parties in commercial transactions, the implementation of restructuring measures, amendments to national and international laws – notably to tax regulations – and the reliability of our risk management procedures and methods as well as other risks, some of which are described in detail in the Risk Report.

General economic climate

The world economy will probably experience strong growth again in 2005, although this may not be as sturdy as in 2004. The slackening U.S. economy in particular is dampening global dynamic forces, an effect offset by the flourishing regions of emerging Asia and Central and Eastern Europe. After a rise of about 4% in 2004, there are indications that worldwide value creation will expand by around 3% this year.

The weaker global environment will also leave its mark on the euro zone. Growth will probably fall to 1.5% this year from 1.8% in 2004, and to a meager 1% in Germany after 1.6% in 2004. Yet the change underlying this initially disappointing trend is important for growth prospects over the medium term: extensive structural reforms carried out over the last two years have made the prospects for a solid boost to domestic growth forces much brighter – particularly in Germany. At the outset, the difficulties inevitably entailed in change processes predominate, such as the increase of the official level of unemployment to over five million in Germany. But more flexible labor markets in particular should contribute to an increase in gainful employment in the course of 2005 and thus to a stabilization of consumer and investment plans.

Only slightly weaker growth is expected in Austria in 2005 than in 2004 (1.9%). The slackening of foreign demand should be cushioned by an increase in domestic demand coupled with tax reform. Inflation should fall to below 2% again toward the end of the year.

Growth is expected to slacken a little in Central and Eastern Europe during 2005, although it should still reach over 4% again, whereas almost 5% is anticipated in Southeastern Europe. At the same time, investment should underpin growth.

Sector development

The underlying data for the European banking sector should nevertheless improve during 2005. Although there is still no sign of a cyclical tailwind since general economic growth rates are too low, structural reforms are creating new possibilities for market forces to develop. In the German banking industry, stringent cost management together with the strict management of risk costs will play a crucial role in improving the earnings situation alongside a focus on earnings campaigns.

Planning

Our own plans are based on the following premises for Germany:

- GDP growth of just under 1%; the global upturn will lose a little momentum, but will continue
- Inflation of 1.5%
- Long-term interest rates within a range between 4.5% and 5.5%
- Slight reduction in the number of company bankruptcies

Development of HVB AG

We are aiming to tangibly increase the operating revenues of HVB AG overall. We expect to see net interest income fall back compared with a prior-year total that benefited from non-scheduled items, but a sharp rise in net income on financial operations should more than compensate for this aspect. Our plans call for net commission income to exceed the prior-year total due to higher commissions in securities and depositary operations.

Personnel and other administrative expenses are set to rise moderately compared with 2004. We have already incorporated the expenses involved in implementing our PRO efficiency program in the annual financial statements for 2004.

As a result of the new method used to value old real estate commitments, we expect loan-loss provisions to fall sharply at the Bank.

The items below the operating result will no longer include the cost of the risk shield for Hypo Real Estate Bank AG, which totaled €130 million in 2004, nor will they include the non-recurring effects of the additions to restructuring provisions and special provisions for bad debts.

All in all, given the projected developments described here for 2005, we expect to be able to report a strong increase in net income. This will allow us to pay an appropriate dividend and again strengthen our reserves, thus bolstering our capital base.

RISK REPORT

HVB AG as a risk-bearing entity

As a rule it is not possible to earn income in the banking business without incurring risk. By definition, risk entails the possibility of a negative future development of the economic state of HVB AG. Consequently, the conscious handling, active management and ongoing monitoring of risk are core elements of the profit-oriented management of business transactions by HVB AG.

We therefore regard it as one of our core tasks to apply these considerations in order to achieve the consistent integration of profitability and risk criteria in all business segments and functions of the Bank.

Management and monitoring of risks

1 Risk management

For risk management purposes, the Bank defines its overall risk strategy at the corporate group level. In particular, this means determining, on the basis of the available capital cushion, the extent and manner of permissible risk exposure for the various business segments and business units. This means that whenever risk is taken, it must be determined whether it is possible to do so, based on risk cover calculations, and whether it is worth doing so in terms of risk/reward calculations.

Through the targeted and controlled assumption of risk, the various business segments and business units implement – with profit responsibility – the risk strategies defined for them. In doing so, they utilize the regulatory and economic capital allocated to them within the framework of limit systems.

2 Risk monitoring

The risk management process is accompanied by comprehensive risk monitoring, which is functionally and organizationally independent and encompasses the following tasks:

Risk analysis involves the identification and analysis of risks from business activities and the development of methods for measuring them. Parallel to these activities, the available capital cushion is defined and quantified.

In addition to the quantification of the risks incurred and the monitoring of the allocated limits, the subsequent risk control process involves risk reporting, which at the same time provides management with recommendations for action when making future risk-policy decisions.

The functional segregation of risk management and risk monitoring is also taken into account in organizational structures.

3 Divisions and committees

Risk management

The business segments and business units are responsible for performing the risk management functions within the framework of the competencies defined by the Group Board. Important bodies operating at the level of the Bank as a whole are the Strategic Group Credit Committee and the Group Asset Liability Committee.

As a central body, the Strategic Group Credit Committee is responsible for making decisions on credit strategy. These essentially include the credit risk strategy, credit policies (the general credit policy and special credit policies), segment-related risk strategies, credit organization principles, and risk evaluation processes and parameters. This committee is chaired by the Chief Risk Officer, and has representatives from all business segments, the Chief Credit Risk Officer and the Group Credit Risk Control division.

The Group Asset Liability Committee makes decisions at its monthly meetings on asset/liability management of the parent bank and sets guidelines for the corporate group. The committee pursues the following key goals:
- optimal utilization of the financial resources of liquidity and capital within the corporate group
- coordination of the business segments' needs for financial resources and the corporate group's business strategy, and
- establishment of uniform Groupwide methods for asset/liability management

Risk monitoring

The Chief Risk Officer is responsible for monitoring and coordinating risk-policy activities. The activities of the Chief Risk Officer are accompanied by those of the Risk Committee of the Supervisory Board, the Group Finance and Tax division and the Group Audit division.

The Risk Committee of the Supervisory Board, which has five members, takes into account the vital importance of comprehensive early recognition of all risks for the continuing existence of the company. The Risk Committee has at least four meetings a year. It is informed by the Management Board on the risk situation and risk management. In this way, the Supervisory Board receives detailed reports on all risks relevant to the Bank.

The following divisions, which perform tasks for the corporate group and HVB AG, are under the responsibility of the Chief Risk Officer:

- Group Credit Risk Control is responsible for credit risk control within HVB Group. Its mission includes the implementation, operation and ongoing development of credit risk measurement systems. The instruments and systems it uses encompass rating processes and pricing tools as well as the portfolio model for credit-value-at risk calculations. In addition, this division carries out credit portfolio reporting for the parent bank and the Group.

- Risk Control is responsible for the Groupwide measurement of market risk, counterparty and issuer risk, operational risk, business risk and the risks arising from the Bank's own real estate portfolio and shareholdings/financial investments. Its tasks and competencies include ongoing, independent risk measurement and monitoring, responsibility for risk measurement methods and their ongoing development, as well as reporting to the Chief Risk Officer and the Group Board. In addition, Risk Control is responsible for Groupwide risk capital measurement and aggregation as well as the implementation of uniform risk control standards, taking into account the corresponding statutory requirements and especially the regulatory requirements.

- The Group Asset Liability Management division is responsible for the Groupwide management of short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key elements of its work include coordinating operations on money markets and capital markets as well as the specification of liquidity profiles of Group units. Group Asset Liability Management also carries out asset/liability management and measures to optimize regulatory capital. The measures implemented in connection with these functions serve to support HVB Group's rating and return targets. At the beginning of 2005 the unit was transferred from the Chief Risk Officer organization and reports to the Management Board member responsible for Corporates & Markets.

- The Credit & Risk Management division groups together the credit processing units for normal business transactions for the credit business of the Germany segment as defined in the Minimum Requirements for the Credit Business of Credit Institutions (MaK). This essentially includes credit analysis and credit decisions along with their subsequent implementation and processing. These activities serve in particular to meet regulatory requirements, and encompass our business with retail, business and corporate banking customers, as well as professional real estate customers. Real estate financing business is handled by the Real Estate Service Center, in which all processes are carried out over the course of all real estate loans – from funding to repayment. This division is supported by industry specialists who are involved in the decision-making process for credit exposures larger than €5 million for the lending business of the Germany segment and across the board for the lending business of the Corporates & Markets segment. We see their input on credit exposure decisions as a value-added contribution in the interest of sector-oriented risk management.

- The tasks of the Chief Credit Risk Officer include risk provision forecasting, detailed portfolio analysis and the production of central policies or procedures for the entire credit business. It is primarily the Restructuring and Workout division that is placed under the jurisdiction of the Chief Credit Risk Officer. This unit is in charge of early identification of risks, restructuring activities and workout/ collateral liquidation. Non-performing exposures are placed under intensive care on the basis of data including IT-based risk warnings within the framework of a watch list process. If restructuring measures are needed, then the exposure is transferred to specialized units that define the strategy to be applied to the exposure and support its implementation. If successful restructuring is no longer deemed possible, then the exposure enters the workout phase.
- The Real Estate Valuation and Consulting division focuses on the valuation of individual properties and portfolios, and the analysis and forecasting of real estate market trends. With these activities, the unit supports risk assessment and risk management in the real estate finance business of HVB Group.

The Group Finance and Tax division covers the group accounting, regulatory reporting, global tax, and group market finance functions.

The Group Accounting subdivision is able to identify unfavorable trends by analyzing the income statements which it produces on a regular basis. This provides an important contribution to compliance with the risk management process. The Regulatory Reporting subdivision is responsible for reporting to the regulatory bodies with jurisdiction over the banking sector. Along with Principle I (backing of risk assets and market risk positions with own funds) and Principle II (ensuring that institutions have adequate liquidity at all times), this specifically includes the evidence of large exposures, loans in excess of €1.5 million, and loans to directors.

In addition, Group Finance and Tax is closely involved in our Basel II project activities together with the Group Credit Risk Control division.

Group Audit operates as an independent organizational division. It reports directly to the Chief Financial Officer and acts on behalf of the Group Board. Although it primarily performs the internal audit function for the parent bank, it also performs tasks for the Group as a whole. Its duties range from a control and advisory function based on a standardized system of reporting through to complete execution of internal auditing for subsidiaries.

The Minimum Requirements for the Internal Audit Function of Credit Institutions (MaI) issued by the Federal Financial Supervisory Authority stipulate that all operational and business processes must be audited at least every three years – if useful or appropriate – and all processes subject to especially high levels of risk must be audited at least once a year.

An annual review is prepared to provide the Group Board with an overview of essential audit findings and conclusions, as well as their current status. In addition, the head of Group Audit reports on current trends and results in auditing activities at the regular sessions of the Supervisory Board's Audit Committee.

Risk types and risk measurement

1 Relevant risk types

At HVB AG we distinguish the following risk types:

- credit risk,
- market risk,
- liquidity risk,
- operational risk,
- business risk,
- Risks arising from our own real estate portfolio,
- risks arising from our shareholdings/financial investments,
- strategic risk.

2 Risk measurement methods

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential future losses are measured on the basis of a defined confidence level.

The calculated risk capital figures are then aggregated at the Group level, applying a uniform one-year holding period and a 99.95% confidence level across all risk types.

This aggregation takes into account risk-reducing portfolio effects, which encompass both the correlations within the individual risk types between business units and Group units and the correlations across the risk types.

Liquidity risk and strategic risk are not measured using statistical approaches. The methods applied to the measurement of these risk types are described in the relevant sections of this Risk Report.

3 Development of risk measurement and monitoring methods

The methods used to measure and monitor risks are subject to an ongoing development and improvement process. This is the result of our own quality standards as well as a response by HVB AG to the increased statutory requirements and, to an even greater extent, the increased regulatory requirements, especially Basel II.

Overall bank management

1 Dual management principle

The main focus of capital market-oriented management in HVB Group, and consequently in HVB AG as well, is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the business segments and their business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units.

2 Regulatory capital adequacy

Used core capital

The business segments and business units are required to have core capital backing equal to 7 percent of risk-weighted assets and 50 percent of the market risks to be covered in accordance with the capital accord published by the Basel Committee on Banking Supervision (BIS). The average used core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. In this context, a rate of interest is applied which, according to our empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market.

Management of regulatory capital adequacy requirements

To manage our regulatory capital we apply the following four capital ratios, which are managed on the basis of internally defined minimum levels:

- core capital ratio (ratio of core capital to risk-weighted assets)
- core capital fulfilment ratio (ratio of core capital actually available to minimum regulatory core capital)
- equity capital ratio (ratio of equity capital to risk-weighted assets)
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5)



Capital market's yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

When planning these four ratios, we take into account the shrinkage and volatility of our equity funds (repayment of capital components, change in revaluation reserves due to market conditions, exchange rate influences, and so on) as well as the fluctuations relating to the risk assets and market risk positions.

To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year plan, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the Basel capital accord.
- Reports on the actual ratios and significant effects on them are submitted every month to the Group Asset & Liability Committee, which decides on appropriate action if the actual ratios deviate significantly from plan.

3 Economic capital adequacy

The future risk capital requirements of the business segments and their business units – broken down by risk type – are determined under the annual planning process in close cooperation between Risk Control and the individual operating units. After approval by the Group Board, the risk capital figures are anchored in the control and reporting instruments. A comparison between the targets and the actual values of risk capital is produced on a quarterly basis and reported to the Chief Risk Officer.

The risk capital of HVB AG amounts to €4.6 billion after taking into account all risk-reducing portfolio effects.

Risk capital after portfolio effects

Confidence level 99.95%

Broken down by risk type	2004[1] € millions	2004[1] in %	2003 € millions	2003 in %
Market risk	116	2.5	75	1.3
Credit risk	1,876	40.6	1,709	29.1
Business risk	531	11.5	413	7.0
Operational risk	619	13.4	654	11.1
Risks arising from the Bank's own real estate portfolio	17	0.4	—	—
Risk arising from the Bank's shareholdings/financial investments	1,462	31.6	3,025	51.5
Total	**4,621**	**100.0**	**5,876**	**100.0**

Broken down by business segment	2004[1] € millions	2004[1] in %	2003 € millions	2003 in %
Germany	2,174	47.1	1,740	29.6
Corporates & Markets	858	18.6	1,085	18.5
Real Estate Workout	2	—	5	0.1
Other (shareholdings/financial investments not allocated to the business segments)	1,587	34.3	3,046	51.8
Total	**4,621**	**100.0**	**5,876**	**100.0**

[1] HVB AG figures including the former Vereins- und Westbank AG, hence only of limited use for comparison with prior-year totals

The risk capital allocated to our shareholdings/financial investments showed a significant decrease during the year under review following the sale of all of our shares in Allianz AG and the reduction of our stake in Munich Re. This change is shown in the business segment 'Other.' As a consequence, the share of investment risk in the overall risk capital declined significantly to about 32%.

In an analysis of our ability to support risk, we measure the total risk capital at HVB Group level against the capital cushion available to us to cover risk on a quarterly basis. In our multi-year budgeting process, this sustainability analysis is also carried out with a three-year forecasting horizon.

We revised the internal definition of the corporate group capital cushion used within the Bank during the year under review. As a result of increasing external demands, the definition is now more conservative and transparent, and consists of IFRS capital components, participatory certificate and hybrid capital, reserves, and both the planned and actual results. Minority interests are included and goodwill is deducted. Following these changes in the composition of the capital cushion of HVB Group, it amounted to €18.0 billion at the end of 2004 (comparable prior-year figure: €17.2 billion). With an aggregate risk capital for HVB Group of €8.3 billion, this represents a utilization of about 46% of the corporate group risk cushion. Through HVB AG alone, the utilization of the cushion was about 26%.

Risk types in detail

1 Credit risk

Risk management

Credit risk is defined as potential losses arising from a customer default or downgraded credit rating. We distinguish here between the risk categories of loan default risk, counterparty risk, issuer risk and country risk.

- Loan default risk is defined as the potential losses arising from commercial lending operations. It is taken into account when creating loan-loss provisions.
- Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes, or other futures or derivative transactions. It can be broken down into settlement and replacement risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. The replacement risk is defined as the risk that the Bank must replace a transaction at less favorable market conditions following a default by the counterparty.
- Issuer risk reflects the risk from an issuer's default or downgraded credit rating. It arises in connection with the purchase of securities for own account, securities issuance and placement transactions, and credit derivatives.
- Country risk is defined as potential losses arising from transfer/conversion restrictions, bans, or other sovereign measures imposed by the borrower's country (transfer risk). Country risk arises in cross-border transactions in foreign currencies. The loan default risk of central governments and central banks is also taken into account (sovereign risk). This includes all positions from lending and trading activities, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-interest securities.

Credit risk is managed on the basis of an integrated concept of clearly defined policies, approval authority structures and risk assessment processes.

With reference to credit risk, all HVB AG units that are involved in credit business must take organizational steps to segregate business origination functions ("front office") and credit risk management functions ("back office") at all levels by way of fully independent reporting lines. The back-office functions are grouped together under the Chief Risk Officer. In addition, centrally positioned senior risk managers are involved in the decision-making process in all business segments for exposures in excess of a certain amount. They bear risk responsibility for their assigned portfolios and manage the sectors in accordance with the portfolio strategies adopted by the Strategic Group Credit Committee.

The credit equivalents (exposure values) of a given treasury transaction serve as a basis for the credit decision within the framework of the credit process, and are examined in conjunction with the exposure values from commercial lending operations. This applies both to individual credit decisions and to the management of concentration risk in HVB AG.

Country risk is managed on the basis of value at risk and volumes. For this purpose, a strategy is established annually and compared over the course of the year with the actual situation.

Emphasis in 2004:

- Adjustments to the organizational structure were made at the start of 2004 in connection with real estate finance as a result of the spin-off of the mortgage banking subsidiaries to Hypo Real Estate Holding AG at the end of 2003. The sales activities of the parts of the Real Estate segment remaining with us were integrated into the Germany segment. The credit risk management functions were placed under the Chief Risk Officer.
- The first measures were implemented by the Active Credit Portfolio Management division. This unit will be responsible for the active management of subportfolios capable of tapping the capital markets, and will buy and sell credit risks through capital markets on behalf of other divisions. For instance, hedge strategies are implemented to reduce concentration risks by entering into credit default swaps or through securitization.

Measurement methods

We use differentiated risk measurement instruments to assess our loan default risk:

- Rating analysis

It is vitally important for us to reliably assess the default probabilities of our customers in the interest of credit decisions, pricing, regulatory capital coverage under Basel II (under the IRB approach), and for our internal credit risk model. For this reason we place particular emphasis on the ongoing development and fine tuning of our internal credit analysis instruments.

HVB AG has a wide range of rating and scoring processes tailored to the needs of the various business segments and customer groups. We continually optimize these systems, applying modern statistical processes, in order to ensure the best possible selectivity and forecasting accuracy with regard to the default probability of a loan.

The result of a rating or scoring process is the classification in a rating class with a ten-point scale. Rating classes 1–7 are set aside for performing transactions, and classes 8–10 for non-performing transactions. For some processes, finer distinctions are made by subdividing each rating class into three subclasses.

The rating and scoring processes are subject to continual monitoring. They are validated at regular intervals and recalibrated or fundamentally revised as required.

- Internal credit risk model

To measure credit risk, we employ an internal credit risk model to quantify and assess our loan default and counterparty risks on a global basis. The advantage of this internally devised model is that its methodology and parameters perfectly match our portfolio and that it can be updated at any time to take account of new knowledge. Country risk is also assessed using a portfolio model.

- Expected loss

For purposes of credit risk measurement, we distinguish between the expected loss and the unexpected loss (expressed as credit value-at-risk). The expected loss reflects the default losses expected from the current loan portfolio over the next twelve months, taking into account the assigned ratings and the collateral on hand.

To calculate the expected loss, the exposure at default is calculated as stipulated by Basel II. For loan default risk and country risk, this amount is equal to the line utilization at the reporting date plus portions of the unused, externally committed credit lines. The calculation takes into account differences in the risk inherent in various credit types.

A credit equivalent is computed as a calculation basis for OTC derivatives (counterparty risk): the so-called expected exposure. The credit equivalent is equal to the current fair value of a transaction increased by the amount of the so-called add-on, a premium for potential future market movements. The counterparty exposure calculated in this way takes into account both risk-reducing netting agreements and dynamic collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the fair value of current transactions.

The parameters assumed for measuring the exposure at default and the loss given default are based on long-term statistical averages derived from internal defaults and losses, and from external reference parameters.

- Credit value at risk
  The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95 percent probability) within one year. This potential loss is backed by risk capital as a safety cushion, taking portfolio effects into account.

- Scenario analysis
  The credit value-at-risk is calculated under the assumption of normal conditions. Scenario analysis helps us to simulate the effects of future macroeconomic trends or exogenous shocks and quantify their impact on the potential losses in the credit portfolio of HVB AG. The analysis includes multi-year forecasts of interest rate trends, economic growth, or unemployment, but also such events as extreme changes in the price of oil or political crises. The results of these scenario evaluations are also used to manage and limit loan default and country risk.

- Risk-based and market-oriented pricing
  To optimize the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with an orientation toward the risk-reward ratio. The credit margin takes into account the internal rating, collateral coverage, loss ratios, internal costs, maturity, existing country risks, and the contribution of the loan to the diversification of the HVB portfolio. This methodology ensures coverage of the processing and risk costs (for expected and unexpected losses) while reducing to a minimum any future price changes resulting from Basel II. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices.

- Implementation of Basel II
  A core element of the new Basel Capital Accord in the area of loan default risk is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes and the collateral structure of the transactions. This applies in particular to the most sophisticated approach, the so-called IRB Advanced Approach, which we intend to implement in our bank.

  In the year under review we were able to largely complete the functional expansion of the productive rating and collateral management systems in our Basel II implementation project. In addition, we substantially expanded our central system architecture. This applies both to our bank-wide database, which enables us to perform "Basel II-compliant" assessments of internal risk parameters, and to the expansion of our algorithms to include IRB approaches. Today we are already producing our first regulatory reports – in compliance with the current legal situation – using our new Basel II system. Next year we will also be able to measure risk-weighted assets in compliance with Basel II on this basis in a system environment secured for production operations.

  Thus Basel II is moving the regulatory viewpoint toward the economic viewpoint of risk-adjusted management, which is already established as an approach within our Bank through our internal instruments.

- Measuring country risk
  At HVB AG, we measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calculated statistical models permit the determination of default probabilities and loss ratios on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by the independent Economic Research division of HVB AG. Along with the probability of default and the loss ratio, the measurement of country risk takes the structure of transactions into account.

  A portfolio model building on this information is used to calculate the value-at-risk stemming from country risks for HVB AG every month. Due to the small number of countries, country portfolios tend by their nature to be rather undiversified. For this reason an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks (exceeding the Basel II standards) is an integral part of our portfolio model.

Risk monitoring

Risk monitoring takes place at two different levels:
- at the level of individual exposures,
- at the portfolio level.

Individual exposures are monitored in both lending and trading operations with the aid of classical monitoring systems such as rating analysis and early warning systems. Individual exposure limits serve to limit the risks assumed by the Bank.

In addition, all credit risks are monitored at the portfolio level. Particular attention is paid to country, industry or regional concentrations and their impact on the Bank's ability to support risk. Concentrations are measured on the basis of internal risk models, using stress tests.

We employ limit systems as a key element of our management and control of counterparty and issuer risk to prevent the unintended and uncontrolled increase of our risk positions. These systems are available online at all key HVB AG facilities engaged in trading activities. Each new trade is immediately entered and applied to the corresponding limit. For counterparty risk, this applies to both replacement risk and settlement risk. For the latter, the risk for the future value date is limited and monitored right from the time the Bank enters into the transaction, so that a concentration of payments on a single value date is prevented beforehand. This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer.

Country risk is managed on the basis of the measurement methods described above with the aid of regional value-at-risk limits. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits than transactions with low levels. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and exposure management based on transaction potential. In addition, country risk management works with volume limits for each country, broken down by product risk group.

Another instrument for risk monitoring is internal reporting. In accordance with the Minimum Requirements for the Credit Business of Credit Institutions (MaK), the Management Board and Supervisory Board must receive a report on the credit portfolio on a quarterly basis. Additional risk reports are produced between these MaK reporting dates for internal purposes.

Emphasis in 2004:

- In the course of a project aimed at optimizing processes in the operational back-office organization of the Germany segment, we made additional improvements to the risk-oriented decision-making process through refinements in the scoring and rating processes for retail and business customers, and established comprehensive management reporting for the lending business of the Germany segment.
- In view of gathering and expanding the credit data relevant to Section 18 of the German Banking Act, we made additional improvements to our document management system during the year under review.

Quantification and specification

The workout portfolios from the entire German real estate finance business of HVB AG are being transferred to the new Real Estate Restructuring segment together with the remaining portfolios of the Real Estate Workout segment. This segment will include a volume of €15.4 billion. The aim is to completely eliminate the portfolios allocated to this segment without disrupting the market, by exploiting various options and the opportunities arising from the development of the real estate markets.

To facilitate the rapid reduction of these portfolios, it is necessary to change the valuation method for the real estate collaterals associated with these portfolios. In contrast to the previous approach, which in many instances aimed to restructure the individual commitments – sometimes over the long run – before returning them to regular treatment, the valuation is now made at liquidation value.

As a consequence, an allocation to special provisions for bad debts amounting to €2.5 billion was necessary.

Breakdown of loan default exposure and counterparty exposure by business segment*

2004 – € billions


Germany 143.8
Corporates & Markets 78.4
Other 11.6

* excluding former Vereins- und Westbank AG

Breakdown of loan default exposure and counterparty exposure by industry sector[1]

Industry sector	2004 € billions
Retail customers	60.9
Banks and insurers	48.2
Construction	38.3
Food, consumer goods, services	23.6
Public authorities	15.7
Chemicals, health, pharmaceuticals	9.1
Utilities	8.5
Other	7.0
Mechanical engineering, steel	5.2
Electrical, IT, communications	4.4
Vehicles	3.6
Transportation	3.5
Media, printing, paper	3.9
Mineral oil	1.9
Total	**233.8**

Breakdown of loan default exposure and counterparty exposure by region[1]

Region	2004 € billions
Germany	169.5
Austria	1.0
Central and Eastern Europe	1.0
Rest of Europe	37.5
North America	11.7
Asia	3.1
Japan	2.2
Other	7.8
Total	**233.8**

Breakdown of loan default exposure and counterparty exposure by rating class[1]

Rating class	2004 € billions
Free of credit risk	12.4
Not rated	8.0
Rating 1-4	104.8
Rating 5-8	91.6
Rating 9-10	17.0
Total	**233.8**

[1] excluding former Vereins- und Westbank AG

In addition, we set aside loan-loss provisions of €1.32 billion for loan default risk in 2004.

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2004, we succeeded in reducing the total portfolio volume in this area by €0.4 billion, from €3.0 billion to €2.6 billion. To date, the provisions for losses on loans and advances taken on the real estate workout portfolio amount to €1.2 billion, corresponding to a provision rate of around 48%.

Country risks decreased by €6 million during 2004 compared with the prior year. The volume of loans involving risk increased by €1 million in the year under review to €55 million.

Including write-offs taken on the lending portfolio equal to €1.5 billion, the total loan-loss allowances, including allowances for losses on guarantees and indemnities, *increased by €3.1 billion to €10.3 billion*. This total includes the special provisions for bad debts of €2.5 billion for the Real Estate Restructuring segment.

The methods used to value our loan receivables are described in the notes to the annual financial statements.

HVB AG uses financial derivatives primarily to manage market price risk (in particular risk arising from interest rate fluctuations and currency fluctuations) arising from trading activities. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management or, in the case of credit derivatives, to manage credit risk.

At year-end 2004, the total nominal amount of worldwide derivative transactions of HVB AG was approximately €1,911 billion. Of this total, €1,511.9 billion (79.1 percent) relates to interest rate derivatives, €218.5 billion (11.5 percent) to foreign exchange derivatives, €140.0 billion (7.3 percent) to equity/index derivatives, €40.5 billion (2.1 percent) to credit derivatives, and €0.4 billion to other derivatives (precious metal derivatives, commodity derivatives, and weather derivatives).

However, the nominal amounts do not reflect the potential risk inherent in derivative transactions, whereas the positive fair values are relevant for purposes of default risk as replacement values for the OTC derivatives. They represent the potential costs that HVB Group would incur to replace all of the original contracts with equivalent transactions in case of simultaneous default by all counterparties.

Without taking risk-reducing effects into account, the maximum counterparty risk (worst case scenario) at year-end 2004 totaled €43.4 billion (December 31, 2003: €39.4 billion). Taking into account the risk-reducing effects of existing, legally enforceable bilateral netting agreements totaling €32.8 billion (December 31, 2003: €30.9 billion) and of the provision of collateral provided by borrowers totaling €2.7 billion (December 31, 2003: €2.6 billion), the remaining economic counterparty risk amounted to €7.9 billion (December 31, 2003: €5.9 billion).

The tables below provide detailed information on the nominal values and fair values of the overall OTC derivative transactions and credit derivative transactions of HVB AG.

Breakdown of expected loss, and of loan default risk and counterparty risk (value-at-risk) by business segment[1]

Business segment	Expected loss 2004 in %	Value-at-risk 2004 in %
Germany	75.7	66.5
Corporates & Markets	21.6	29.1
Other	2.7	4.4
Total	**100.0**	**100.0**

[1] excluding former Vereins- und Westbank AG

Derivatives transactions

€ millions	Nominal amount					Fair value			
	Remaining maturity			Total	Total	Positive		Negative	
	less than 1 year	1–5 years	more than 5 years	2004	2003	2004	2003	2004	2003
Interest rate derivatives	**552,319**	**572,078**	**387,456**	**1,511,853**	**1,480,111**	**33,567**	**28,028**	**34,784**	**30,296**
OTC products									
Forward rate agreements	25,602	2,471	—	28,073	48,471	11	25	13	22
Single-currency swaps	371,873	495,537	354,948	1,222,358	1,184,056	31,734	26,711	32,697	28,816
Interest rate options									
– purchased	19,689	29,424	15,611	64,724	60,254	1,818	1,290	—	—
– written	20,949	29,324	16,625	66,898	67,833	—	—	2,073	1,458
Other interest rate derivatives	19	394	272	685	3,351	4	2	1	—
Exchange-traded products									
Interest rate futures	44,039	14,928	—	58,967	56,513	—	—	—	—
Interest rate options	70,148	—	—	70,148	59,633	—	—	—	—
Foreign exchange derivatives	**162,651**	**40,545**	**15,316**	**218,512**	**183,005**	**6,347**	**6,763**	**7,549**	**7,701**
OTC products									
Foreign exchange forwards	130,713	12,107	68	142,888	132,644	4,166	4,956	5,026	5,358
Cross-currency swaps	10,813	27,344	15,156	53,313	37,693	1,884	1,474	2,225	2,056
Foreign exchange options									
– purchased	9,960	519	46	10,525	6,420	297	333	—	—
– written	11,165	575	46	11,786	6,248	—	—	298	287
Other foreign exchange derivatives	—	—	—	—	—	—	—	—	—
Exchange-traded products									
Foreign exchange futures	—	—	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—	—	—
Equity/index derivatives	**51,193**	**77,917**	**10,912**	**140,022**	**111,418**	**3,295**	**4,429**	**3,158**	**4,483**
OTC products									
Equity/index swaps	—	—	—	—	—	—	—	—	—
Equity/index options									
– purchased	10,541	27,697	2,040	40,278	43,112	3,267	4,420	—	—
– written	21,545	35,192	5,567	62,304	42,095	—	—	3,136	4,441
Other equity/index derivatives	1,577	457	1,242	3,276	4,189	28	9	22	42
Exchange-traded products									
Equity/index futures	4,369	—	—	4,369	3,123	—	—	—	—
Equity/index options	13,161	14,571	2,063	29,795	18,899	—	—	—	—
Credit derivatives[1]	**4,188**	**23,128**	**13,146**	**40,462**	**32,620**	**276**	**239**	**797**	**692**
Other transactions	**118**	**234**	**3**	**355**	**17**	**15**	**1**	**13**	**1**
Total	**770,469**	**713,902**	**426,833**	**1,911,204**	**1,807,171**	**43,500**	**39,460**	**46,301**	**43,173**
Counterparty risk (after netting and collateral received, excluding add-on)						**7,879**	**5,853**		

[1] the presentation in the 2003 Annual Report focused on counterparty risk; the fair values of credit-linked notes were accordingly not shown. For details of credit derivatives, see the relevant table below

Derivatives transactions by counterparty type

€ millions	Fair value			
	Positive		Negative	
	2004	2003	2004	2003
OECD central governments (and central banks)	178	230	158	258
OECD banks	37,691	34,312	39,858	36,530
OECD financial institutions	3,330	2,835	4,533	4,187
Non-OECD central governments (and central banks)	1	6	7	11
Non-OECD banks	144	212	135	179
Non-OECD financial institutions	58	72	7	4
Other companies and private individuals	2,098	1,793	1,603	2,004
Total	**43,500**	**39,460**	**46,301**	**43,173**

Credit derivatives

€ millions	Nominal amount					Fair value			
	Remaining maturity			Total	Total	Positive		Negative	
	less than 1 year	1–5 years	more than 5 years	2004	2003	2004	2003	2004	2003
Banking book	**349**	**1,769**	**11,364**	**13,482**	**14,262**	**9**	**22**	**431**	**258**
Protection buyer									
Credit default swaps	294	1,147	8,625	10,066	11,612	8	15	17	11
Total return swaps	—	—	2,000	2,000	2,000	—	—	240	93
Credit-linked notes	28	58	88	174	154	—	—	172	154
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	27	564	651	1,242	188	1	—	2	—
Total return swaps	—	—	—	—	302	—	1	—	—
Credit-linked notes	—	—	—	—	6	—	6	—	—
Other	—	—	—	—	—	—	—	—	—
Trading book	**3,839**	**21,359**	**1,782**	**26,980**	**18,358**	**267**	**217**	**366**	**434**
Protection buyer									
Credit default swaps	1,891	12,689	1,036	15,616	9,884	5	33	156	141
Total return swaps	549	26	—	575	665	3	—	4	1
Credit-linked notes	—	187	10	197	281	—	—	198	281
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	1,283	8,056	659	9,998	7,188	162	155	5	9
Total return swaps	116	396	2	514	312	14	1	3	2
Credit-linked notes	—	5	75	80	28	83	28	—	—
Other	—	—	—	—	—	—	—	—	—
Total	**4,188**	**23,128**	**13,146**	**40,462**	**32,620**	**276**	**239**	**797**	**692**

Credit derivatives by reference asset

€ millions	Nominal amount					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2004	Total 2003
Public-sector bonds	1,297	101	40	—	1,438	1,270
Corporate bonds	26,103	1,769	353	—	28,225	18,641
Equities	—	—	—	—	—	—
Other assets	9,522	1,219	58	—	10,799	12,709
Total	**36,922**	**3,089**	**451**	**—**	**40,462**	**32,620**

Country risk year-on-year
In the year under review, the exposures entailing country risk increased by €14.2 billion. A major share of this amount can be attributed to an increase in business (particularly trading business) in risk-free, highly developed countries in western Europe and Asia (+ €14 billion). In contrast, there was a decline in business entailing country risk in other regions.

The favorable structure of the country risk portfolio was virtually unchanged compared with the previous year. Of the exposures entailing country risk, 95 percent are from countries rated investment grade. A majority of these (68 percent) are accounted for by highly developed countries with no transfer risk.

Country exposure[1] and country value-at-risk by rating class[2]

Rating	Exposure € millions	Share of exposure in %	Value-at-risk € millions	Share of value-at-risk in %
Rating 1 – 4	47,255	95.5	19	43.2
Rating 5 – 8	2,202	4.4	18	40.9
Rating 9	57	0.1	7	15.9
Total	**49,514**	**100.0**	**44**	**100.0**

Country exposure[1] by region and product category[2]

Region	Lending		Trading		Issuer risk		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions
Africa	378	459	36	119	2	10	416	588
Asia/Pacific	2,763	2,005	7,977	3,984	505	351	11,245	6,340
South and Central America	2,799	3,634	1,738	1,419	1,143	1,182	5,680	6,235
North America	2,815	2,742	2,029	2,157	684	282	5,528	5,181
Western Europe	8,250	7,073	14,736	6,994	876	867	23,862	14,934
Eastern Europe	1,957	1,596	658	328	169	141	2,784	2,065
Total	**18,962**	**17,509**	**27,174**	**15,001**	**3,379**	**2,833**	**49,515**	**35,343**

[1] net of collateral; excluding transactions with loan-loss provisions
[2] excluding former Vereins- und Westbank AG

Top ten countries[1] by exposure

(across all rating classes[2])

Country	Exposure € millions	Share of exposure in %	Value-at-risk € millions
UK	18,877	38.1	0.0
Japan	5,443	11.0	0.0
USA	3,414	6.9	0.0
Cayman Islands	3,106	6.3	3.2
Switzerland	2,866	5.8	0.0
Singapore	2,008	4.1	2.3
Cayman Islands, off-shore	1,446	2.9	1.4
Canada	1,098	2.2	0.0
Czech Republic	1,015	2.0	1.1
Turkey	904	1.8	5.3
Total	**40,177**	**81.1**	**13.3**

[1] net of collateral; excluding transactions with loan-loss provisions
[2] excluding former Vereins- und Westbank AG

2 Market risk

Risk management

Market risk is defined as the potential loss arising from an adverse change in the financial market prices of our positions in the trading or banking book. Market risk comprises the risk categories interest rate, foreign exchange, equity, and credit-spread risk.

Our market risks are managed in the Corporates & Markets segment.

Measurement methods

For purposes of day-to-day risk measurement and management, we quantify the value-at-risk on the basis of a confidence level of 99% and a holding period of one day. To determine and allocate the risk capital requirements for market risks, this value-at-risk, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

To calculate the value-at-risk we use an internal model based on a Monte Carlo simulation approach for interest rate risk and credit spread risk of the parent bank, which has been approved by the regulatory authorities. We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk calculations with the market value changes derived from the positions. The results of this back-testing confirm the high quality of our internal risk model.

As a further risk approach, the risks associated with foreign exchange and equity products as well as some of the interest rate risks in the banking book of HVB AG are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately while disregarding risk-reducing correlation effects). During the first half of 2005, we will make a gradual transition from this current method for measuring risks associated with foreign exchange and equity products to the Monte Carlo simulation approach of the internal model. At the same time, we will integrate into the internal model the interest rate risks in the banking book not yet covered by it.

In addition to calculating the value-at risk, we continually conduct stress tests to determine the potential losses in our market risk positions resulting from extreme market movements and worst-case scenarios. The scenarios we examine range from simple interest rate shocks and the default of major market players to a collapse of all correlations.

Risk monitoring

The risk positions in the trading and banking books are monitored using a uniform, hierarchical limit system that restricts the loss potential from market risk. The risk limits are approved annually by the Group Board and are not permitted to be exceeded.

Whenever limits in subportfolios are exceeded, an escalation process is triggered immediately and the reduction of the positions in question is monitored closely. In 2004 there were no major instances in which limits were exceeded. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis.

Management is informed daily of the exposure to market risk, limit utilization, and the profits and losses. Information is provided on a monthly basis on the results of the risk analyses, including the results of the back-testing and stress tests.

Quantification and specification

The table below shows the aggregate market risks of our trading positions in HVB AG for last year. Due to the underlying conservative assumptions, the value-at-risk figures, which are not computed using the internal model, actually represent a very cautious estimate of our market risk. With the further expansion of the internal model, the value-at-risk figures will therefore decrease again significantly in the future.

At year-end, the banking book contained market risks of €29 million (including the former Vereins- und Westbank AG; old HVB in 2003: €32 million; one-day holding period), of which €20 million stemmed from asset-side and liability-side fixed interest guarantees.

Market risk from trading positions

Value-at-risk, 99% confidence level, one-day holding period[1]

€ millions	Average 2004[2]	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003
Interest rate positions (incl. credit-spread risks)	16	9	21	19	16	9
Foreign exchange positions	27	22	35	30	22	15
Equity/index positions	61	71	57	63	53	59
Total	**104**	**102**	**113**	**112**	**91**	**83**

[1] HVB AG figures for 2004 including the former Vereins- und Westbank AG, hence only of limited use for comparison with prior-year totals

[2] arithmetic mean

3 Liquidity risk

Risk management

We distinguish three categories of liquidity risk:

- Short-term liquidity risk (narrowly defined liquidity risk) represents the risk that the Bank will not be able to meet its payment obligations in full or in time.
- Funding risk represents the risk that additional refinancing funds will be available only at higher market interest rates.
- Market liquidity risk represents the risk that the Bank will be able to liquidate assets on the market only at a discount.

The rules and principles of liquidity management are specified in a Group Liquidity Policy adopted by the Group Board, and are implemented by the operational business units. Implementation – for short-term liquidity risk and funding risk – is coordinated and tracked by the Group Asset Liability Management division.

Market liquidity risk is managed by the people responsible for the various trading portfolios as they perform their defined market-related tasks. As a result, it is included in the measurement of market risk, so that reference should be made to the measurement and monitoring risks listed for market risk.

Measurement methods

To measure short-term liquidity risk, daily cash flow reports are produced and offset against the available liquidity reserves, which consist primarily of the available highly liquid securities. These two components are used as the basis for determining cumulative limits for the most important business units ranging from the next banking day up to one month.

Furthermore, stress scenarios based on the liquidity profiles of the business units are simulated, and the limits are adjusted accordingly as required. In addition to this internal measurement methodology, we are subject to the regulatory standards defined in the Liquidity Principle II.

To measure funding risk, long-term funding needs are determined through a coordinated process on the basis of expected business trends and are updated regularly. The annual funding targets derived from this process ensure a balanced maturity structure of assets and liabilities within defined maturity buckets.

Risk monitoring

The monitoring of our liquidity situation has been entrusted to our Group Asset Liability Management unit. It essentially comprises the analysis, classification, and management of cash flow gaps across all maturities. This enables us to identify liquidity risks early and limit mismatches through limits and funding targets. Compliance with the allocated limits is monitored on a daily basis. We keep appropriate liquidity reserves on hand for defined stress situations. The target volumes and instruments derived from the funding targets are implemented in consultation with Group Treasury Management.

The local treasury units are responsible for observing developments in the various local markets. These units submit regular reports to the Group Asset Liability Management division.

The Group Asset Liability Committee and the Group Board are kept regularly informed about the current liquidity and funding situation. A contingency plan is in place to deal with liquidity bottlenecks. It describes the distribution of responsibilities, internal reporting requirements, decision-making powers, and potential countermeasures.

Quantification and specification

Conditions on the money markets and capital markets improved continually during the year under review. Risk premiums for refinancing costs declined appreciably compared with 2003.

Within the framework of our limit system, which operates under conservative assumptions, we showed an overall positive balance of short-term liquidity risk for HVB AG of €9.3 billion for the next banking day at the end of December 2004. The portfolio of highly liquid securities eligible as collateral for central bank borrowings and available at short notice to compensate for unexpected outflows of liquidity amounted to €9.0 billion at year-end.

The requirements of the regulatory Liquidity Principle II were met at all times by the relevant Group units during the year under review. In 2004 the funds available to the parent bank exceeded its payment obligations for the following month by an average of €18 billion.

The funding risk of HVB AG is quite low due to our broad funding base with regard to products, markets and investor groups. This enables us to obtain adequate funding for our lending operations even during difficult market phases. HVB AG refinanced a volume of €9.8 billion on the capital market during 2004. With their high credit quality and liquidity, our Pfandbrief mortgage bonds still remain one of the most important funding instruments.

4 Operational risk

Risk management

We define operational risk as the risk of losses resulting from inadequate or failed internal processes, human errors, technological breakdowns, or external events.

The identification, analysis and management of operational risk are the responsibility of the individual business segments or that of our central and service divisions. The activities are guided by a tool-based operational risk management process defined internally within the Bank. It was launched in pilot projects at selected divisions of HVB AG in 2004. These will take into account the requirements of Basel II, in particular the Basel Committee's 'Sound Practices for the Management and Supervision of Operational Risk.'

The operational risk managers in the various units are responsible for the operational implementation of the process, which involves in particular the collection, verification, and quality assurance of risk data and the planning of appropriate measures.

Our Group Legal Department is responsible for managing legal risk. Within the framework of its corporate center function, it monitors compliance by our Bank with the applicable statutory regulations and the recognized principles of case law.

Measurement methods

We employ the loss distribution approach to quantify operational risk. Our quantification model for this purpose uses internal and external data to determine the loss distributions.

We use an operational risk loss database to collect the internal loss data of our model. A Monte Carlo simulation is used to calculate the value-at-risk figures of HVB AG, taking into account risk-reducing measures such as insurance.

The monitoring and process quality of the individual units, which is identified as part of an annual control self-assessment, is also incorporated in the calculation as a current quality score.

When determining capital adequacy for regulatory purposes within the Basel II framework, we will implement at least the Standardized Approach with all related requirements. At the same time, in order to establish a basis for enhancing our loss distribution approach to meet the criteria of the Advanced Measurement Approach as recognized by the regulatory authorities, we will continually examine and implement methodological improvements to our model.

Risk monitoring

As part of regular reporting, the Chief Risk Officer and the Group Board are kept informed by Risk Control on the development of the primary operational risks identified and the volume of loss events. This provides the basis for any measures deemed necessary.

An indicator-based early warning system will be implemented for monitoring important risks during 2005.

Quantification and specification

The risk capital for operational risks of HVB AG amounted to €0.6 billion at the end of 2004.

The following measures were the most important steps taken during the year to minimize operational risk and avoid possible losses for HVB AG:

Business segments and service divisions:

- The collection of information on loan losses from operational risk, as required under Basel II, was started. This information will be used in the future to derive measures to optimize credit processes.
- In the Corporates & Markets segment, the new product process was re-engineered to reflect market requirements and the increased complexity of products.

Handling crisis situations:

- The crisis and emergency management organization of HVB AG demonstrated its ability to perform through its appropriate and effective responses to real situations and drills.
- Within the scope of crisis management, the Germany segment investigated 15 of the most vital IT applications from a process standpoint for potential system optimization measures.

IT risks:

- The drastically increased threat from software viruses was successfully addressed by protecting Internet access and individual computers.
- We were able to minimize risks in Internet banking by means of an intensive information policy and customer education, and with the aid of the technological security level achieved in recent years.
- Risks arising from IT projects are analyzed on the basis of a specific project risk process.

Legal risks:

- If customers cancel their property loan agreements under the Doorstep Transactions Act, this will have no negative legal impact on the parent bank, since the borrower is still obliged to repay the principal according to final court rulings. From today's standpoint, this situation is not affected by the pending queries submitted by the Bochum District Court and the Bremen Regional Appeals Court to the European Court of Justice. The Bank's claim to repayment remains in effect even if the borrower issued an invalid proxy to a third party and the Bank relied on the validity of the proxy. From the standpoint of the parent bank, the decisions of the Second Civil Court of Appeal of the German Federal Supreme Court pertaining to the financing of purchases of shares in real estate funds by the borrower also result in no change in the assessment of the legal situation when third parties arrange loans for real estate purchases. In other decisions on loans taken out to purchase shares in real estate funds and not secured by real property liens, the Second Civil Court of Appeal of the German Federal Supreme Court ruled that the bank has no claim against the borrower to repayment of the loan if it utilized the sales organization of the agent arranging the sale of shares in the fund, the loan was disbursed directly to the fund, and the investor was misled when purchasing the shares, or when the borrower has the right to cancel the transaction. The ruling also stated that the borrower in each individual case would have to demonstrate that these prerequisites were met. From today's standpoint, we assume that these circumstances will apply, if at all, only in exceptional cases.
- In a ruling in November 2002, the German Supreme Court nullified the resolutions of the parent bank's Annual General Meeting concerning the appointment of the auditor of the 1999 financial statements on grounds of bias. This ruling prompted shareholders of the parent bank to initiate a court challenge to the validity of the Bank's financial statements for 1999–2002. The suit was dismissed at all levels of appeal. We also believe that extraordinary legal remedies will meet with no success in this case. Our view that concerns relating to partiality in the appointment of the auditor in 1999 do not call into question the validity of the financial statements for 1999–2002 is supported by expert reports prepared by leading legal researchers and practitioners.
- Individual shareholders have also filed suits challenging the resolution passed at the Annual General Meeting on May 14, 2003 approving the spin-off to Hypo Real Estate Holding AG of the institutions engaged in commercial real estate activities and amalgamated in DIA Vermögensverwaltungs-GmbH. We believe that these suits are also unfounded. Regardless of the fact that the formal errors claimed by the plaintiffs were not made, we consider the spin-off irreversible.
- In numerous legal challenges and complaints filed with courts, shareholders are calling into question the appointment by a court and the election of the shareholder representatives to the Supervisory Board at the Annual General Meeting of our Bank on April 29, 2004. The Bavarian Supreme Court has already rejected numerous complaints. Consequently, we believe that the legal action demanding the reversal of the appointment, which also disputes the validity of the election of the auditor, will not succeed. The same applies to the motions based on the same consideration, seeking to remove the capital increase carried out in the spring of 2004 from the Company Register.
- In a first appeal, the fines totaling €31 million imposed on HVB AG and Vereins- und Westbank AG by the European Commission in December 2001 for alleged illegal price-fixing of currency exchange fees were lifted in November 2004 in a ruling by the European Court of Justice. Despite the objection pending against this decision, we are confident that it will become final.
- In connection with alleged claims stemming from the Nazi era and World War II, a claim for damages has been filed by two private individuals with the United States District Court for the District of Columbia against Bank Austria Creditanstalt AG and HVB AG for a total amount of $40 million. We are convinced that the suits will be dismissed.

5 Business risk

Risk management

We define business risk as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious losses in earnings, thereby diminishing the market value of a company. Business risk can result above all from serious deterioration of the market environment, changes in the competitive situation or customer behavior, but may also result from changes in the legal framework.

As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

Measurement methods

The risk capital arising from business risk is measured on the basis of a value-at-risk approach. For this purpose, income and cost volatilities are determined at business unit level and, with due consideration given to correlations, a value-at-risk is calculated that represents the possible fluctuations in the company value associated with business risk.

Risk monitoring

Risk capital arising from business risk is calculated and analyzed by the Risk Control division and reported to the Chief Risk Officer.

The Group Controlling division is responsible for tracking interim revenues and costs of the business units as levers of business risk by comparing the actual figures with the budgeted targets. The results form a part of a monthly report to the Management Board.

Quantification and specification

The calculated risk capital for business risks of HVB AG amounted to €0.53 billion at year-end 2004.

While continuing with our strict cost management in the year under review, we also focused on boosting our earning power. We pushed ahead with new business initiatives and made further progress in attracting new customers and intensifying the utilization of our products.

The PRO efficiency program launched at the end of 2004 is intended to optimize the structure of HVB Group's cost base, and consequently that of HVB AG as well, in the medium to long term. The program aims to boost the efficiency of our infrastructure, improve processes and streamline the staff units. Despite the continual review of the project, there may be a risk of delays in the adaptation of the business processes, so that the synergies are achieved later than planned.

In addition, it is still our goal to strengthen our sales activities in order to achieve long-term improvements in our revenues.

6 Risks arising from our real estate portfolio

We classify potential losses resulting from market fluctuations of our real estate portfolio under this risk type.

In principle, the real estate portfolio of HVB AG has been transferred to our subsidiary HVB Gesellschaft für Gebäude GmbH & Co KG. In the meantime, in the course of integration of Vereins- und Westbank AG, its real estate portfolio has been initially transferred to HVB AG, and will not be transferred to HVB Gesellschaft für Gebäude GmbH & Co KG until June 30, 2005. As a result of this, the real estate risk capital for HVB AG amounts to €17 million as of December 31, 2004.

7 Risks arising from our shareholdings and investments

Risk management

We classify changes in the market prices of our portfolio of listed and unlisted shareholdings and financial investments under this risk type (operational subsidiaries are excluded). The portfolio is managed by the Group Board.

Measurement methods
Under the value-at-risk approach, the risk inherent in our investments is calculated on the basis of their market values and volatilities. For listed companies, this is determined on the basis of share price movements. In the case of investments in unlisted companies, we apply the book values as market value estimates as well as the volatilities of industry-specific indexes. To reflect the recent past more adequately in our risk calculations, we perform an exponential weighting when calculating the volatilities, taking the long-term holding period of investments into account.

Risk monitoring
The Risk Control division calculates and analyzes the risk capital for shareholdings and financial investments and reports it to the Chief Risk Officer.

The task of investment controlling is the responsibility of the Group Finance and Tax division. It uses auditors' reports, annual reports and interim reporting instruments to regularly verify the value of our investments. This ensures that substantial negative changes in value are recognized early, analyzed and reported to the Chief Financial Officer.

Quantification and specification
The systematic efforts in 2003 to streamline our non-strategic investment portfolio were continued in 2004 with the further reduction of our financial holdings. In particular, this included the disposal of our stake in Allianz AG and the further reduction of our holding in Münchener Rückversicherungs-Gesellschaft AG. In addition, we disposed of our investment in Brau und Brunnen AG and reduced our shareholding in E.ON AG.

Almost exclusively as a result of our efforts to streamline our portfolio, there was a significant decrease in risk capital to around €1.5 billion.

At present, our stake in Münchener Rückversicherungs-Gesellschaft AG is our largest financial investment. A sustained decline in the price of this company's shares would have an accordingly negative impact on our revenues.

8 Strategic risk
Risk management
Strategic risk results from management being slow to recognize important trends in the banking sector or drawing false conclusions about these trends. This may result in fundamental management decisions that may prove to be disadvantageous in terms of the Bank's long-term goals and may be difficult or impossible to reverse.

As a part of corporate management, the management of the strategic risk lies within the area of responsibility of the Group Board, which determines the risk positioning of HVB AG by defining the Bank's strategic orientation.

Measurement methods
Strategic risk is measured primarily by qualitative methods. For this purpose, we continually monitor the domestic and international markets while subjecting our own strategic positioning to an ongoing review process.

Risk monitoring
As part of our long-term planning, the Management Board regularly reviews the defined strategy of HVB AG. This ensures that we can respond to changing conditions as required with adjustments to the business model or the business processes. When deriving strategic initiatives of this kind, the Management Board conducts close consultations with the Supervisory Board, in particular with the Risk Committee and the Strategic and Business Development Committee.

Quantification and specification
- Risk from overall economic trends and the business environment

A particular risk that could impede the strategic direction taken by our Bank stems from the overall economic trend. Despite the accelerated economic growth in our domestic markets in 2004, it remained at a rather moderate level, particularly in Germany. Based on the prospects for 2005, we do not anticipate any substantial change. In addition, it is not possible to predict the consequences of the continuing strength of the euro against the dollar and the high oil price on the economies of our domestic markets.

The risk factors listed above could individually or cumulatively prevent us from achieving the financial goals we have set.

HVB AG is one of the largest lenders to the German Mittelstand. In addition, our Bank is one of the leading providers of personal and business loans in Germany. Against the backdrop of the economic outlook described above, the environment in which we do business remains difficult, particularly in Germany. Sluggish economic growth coupled with high numbers of bankruptcies, faltering real estate markets, and the high level of unemployment were already causing an increase in loan defaults and loan-loss provisions in the past. If the prevailing conditions remain unchanged, we cannot preclude the possibility that loan-loss provisions will remain at a high level.

- Rating situation

Despite the fact that Standard & Poor's confirmed its long-term credit rating for HVB AG and Bank Austria Creditanstalt AG on February 25, 2005, it is possible that this present assessment may be altered at some point in the future, especially if the business environment were to develop unfavorably for HVB Group. A deterioration of the credit rating would make funding more expensive for HVB Group, with a consequent impact on the earnings situation of our Bank.

- Consolidation of the banking sector

Consolidation is generally expected to sweep the banking sector in Germany as well as across Europe. Although it is impossible to predict the specific form of this consolidation process, HVB Group wishes to play an active role in it. It is watching the market, assessing the conceivable possibilities and entering into discussions with other market participants. However, we have not yet reached a stage at which HVB Group believes that a decision is imminent.

Consequently, it remains undecided whether HVB Group will be part of a consolidation process, and what impact such a measure could have on HVB Group, and consequently on HVB AG, regardless of whether or not it is involved. However, if there is a consolidation process involving banks in Europe, this may result in a much tougher competitive environment for HVB AG.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Expenses			2004	2003
	€ millions	€ millions	€ millions	€ millions
1 Interest payable			8,416	9,692
2 Fees and commissions payable			268	274
3 Net loss on financial operations			—	—
4 General administrative expenses				
a) personnel expense				
aa) wages and salaries	1,245			1,032
ab) social security costs and expenses for pensions and other employee benefits	363			339
		1,608		1,371
including: for pensions €173 million				(159)
b) other administrative expenses		1,341		1,296
			2,949	2,667
5 Depreciation and amortization on property, plant and equipment, and intangible assets			83	98
6 Other operating expenses			117	147
7 Write-downs and provisions for losses on loans, advances and securities, and additions to provisions for losses on guarantees and indemnities			2,059	2,352
8 Write-downs on participating interests, shares in affiliated companies, and investment securities			—	2,966
9 Expenses from absorbed losses			218	157
10 Extraordinary expenses			2,880	460
of which: allocation to special provisions for bad debts €2,500 million				(—)
addition to restructuring provisions €250 million				(—)
expenses for risk shield €130 million				(460)
11 Taxes on income			68	29
12 Other taxes, unless shown under 'Other operating expenses'			4	4
13 Net income			—	—
Total expenses			**17,062**	**18,846**

Income		2004	2003
	€ millions	€ millions	€ millions
1 **Interest income from**			
a) loans and money market operations	9,915		11,110
b) fixed-income securities and government-inscribed debt	1,020		1,111
		10,935	12,221
2 **Current income from**			
a) equity securities and other variable-yield securities	188		140
b) participating interests	54		38
c) shares in affiliated companies	440		246
		682	424
3 **Income earned under profit-pooling and profit-and-loss transfer agreements**		264	271
4 **Fees and commissions receivable**		1,469	1,317
5 **Net profit on financial operations**		168	395
6 **Write-ups on bad and doubtful debts and on certain securities as well as release of provisions for losses on guarantees and indemnities**		764	757
7 **Write-ups on participating interests, shares in affiliated companies, and investment securities**		79	–
8 **Other operating income**		161	158
9 **Net loss**		2,540	3,303
Total income		**17,062**	**18,846**
1 **Net loss**	2,540		3,303
2 **Withdrawal from additional paid-in capital**	2,540		3,303
		–	–
3 **Profit (loss) available for distribution**		–	–

AT DECEMBER 31, 2004

Assets		Dec. 31, 2004	Dec. 31, 2003
	€ millions	€ millions	€ millions
1 Cash reserve			
a) cash on hand	429		400
b) balances with central banks	3,436		1,913
including: with Deutsche Bundesbank			
€890 million			(648)
		3,865	2,313
2 Treasury bills and other bills eligible for refinancing with central banks			
a) Treasury bills and zero-interest treasury notes and similar securities issued by public authorities	34		43
including: eligible for refinancing with Deutsche Bundesbank			
€30 million			(—)
b) bills of exchange	220		154
including: eligible for refinancing with Deutsche Bundesbank			
€220 million			(154)
		254	197
3 Placements with, and loans and advances to, other banks			
a) repayable on demand	14,927		16,237
b) other loans and advances	31,347		38,219
		46,274	54,456
including: mortgage loans			
€4 million			(9)
municipal loans			
€421 million			(656)
4 Loans and advances to customers		168,535	170,404
including: mortgage loans			
€98,487 million			(104,613)
municipal loans			
€17,381 million			(20,434)
other loans secured by real-estate liens			
€7,994 million			(5,936)
Amount carried forward:		218,928	227,370

Liabilities			Dec. 31, 2004	Dec. 31, 2003
	€ millions	€ millions	€ millions	€ millions
1 Amounts owed to other banks				
a) repayable on demand		15,105		18,029
b) with agreed maturity dates or periods of notice		67,667		70,689
			82,772	88,718
including: registered mortgage bonds in issue				
€3,248 million				(3,227)
registered public-sector bonds in issue				
€1,020 million				(925)
bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€14 million				(18)
and registered public-sector bonds				
€47 million				(43)
2 Amounts owed to other depositors				
a) savings deposits				
aa) with agreed period of notice of three months	16,563			12,511
ab) with agreed period of notice				
of more than three months	207			206
		16,770		12,717
b) registered mortgage bonds in issue		13,679		15,175
c) registered public-sector bonds in issue		4,827		5,181
d) other debts				
da) repayable on demand	29,265			24,150
db) with agreed maturity dates or periods of notice	33,398			35,622
including: bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€480 million				(577)
and registered public-sector bonds				
€253 million				(341)
		62,663		59,772
			97,939	92,845
Amount carried forward:			180,711	181,563

Assets			Dec. 31, 2004	Dec. 31, 2003
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			218,928	227,370
5 Debt securities and other				
fixed-income securities				
a) money market paper				
aa) issued by public authorities	307			4
including: those eligible for collateral for				
Deutsche Bundesbank advances				
€272 million				(—)
ab) issued by other borrowers	533			1,526
including: those eligible for collateral for				
Deutsche Bundesbank advances				
€461 million				(1,030)
		840		1,530
b) bonds and notes				
ba) issued by public authorities	13,706			13,760
including: those eligible for collateral for				
Deutsche Bundesbank advances				
€9,396 million				(8,845)
bb) issued by other borrowers	29,537			23,669
including: those eligible for collateral for				
Deutsche Bundesbank advances				
€14,862 million				(11,762)
		43,243		37,429
c) own debt securities		4,847		5,648
nominal value €4,986 million				(5,753)
			48,930	44,607
6 Equity securities and other variable-yield securities			9,804	10,330
7 Participating interests			1,182	1,202
including: in banks				
€126 million				(150)
in financial service institutions				
€— million				(1)
8 Shares in affiliated companies			9,796	9,506
including: in banks				
€6,723 million				(7,414)
in financial service institutions				
€91 million				(94)
Amount carried forward:			288,640	293,015

Liabilities			Dec. 31, 2004	Dec. 31, 2003
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			180,711	181,563
3 Liabilities evidenced by paper				
a) debt securities in issue				
aa) mortgage bonds	34,455			38,110
ab) public-sector bonds	8,849			9,390
ac) other bonds	36,174			38,463
		79,478		85,963
b) other liabilities evidenced by paper		6		12
including: money market paper				
€— million				(—)
acceptances and promissory notes				
€6 million				(12)
			79,484	85,975
4 Trust liabilities			448	63
including: loans taken out on a trust basis				
€435 million				(50)
5 Other liabilities			11,727	8,538
6 Deferred income				
a) from issuing and lending operations		386		525
b) other		381		389
			767	914
7 Provisions				
a) provisions for pension fund and similar obligations		1,394		1,252
b) tax provisions		310		249
c) other provisions		1,870		1,547
			3,574	3,048
8 Subordinated liabilities			9,669	9,530
9 Participating certificates outstanding			716	409
including: those due in less than two years				
€102 million				(—)
10 Fund for general banking risks			290	200
Amount carried forward:			287,386	290,240

Assets		Dec. 31, 2004	Dec. 31, 2003
	€ millions	€ millions	€ millions
Amount brought forward:		288,640	293,015
9 Trust assets		448	63
including: loans granted on a trust basis			
€435 million			(50)
10 Intangible assets		53	—
11 Property, plant and equipment		731	308
12 Treasury stock		—	—
nominal value €— million			(—)
13 Other assets		8,012	6,879
14 Deferred tax assets		—	—
15 Prepaid expenses			
a) from issuing and lending operations	476		532
b) other	164		178
		640	710
Total assets		**298,524**	**300,975**

Liabilities			Dec. 31, 2004	Dec. 31, 2003
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			287,386	290,240
11 Shareholders' equity				
a) subscribed capital		2,252		1,609
divided into:				
736,145,540 shares of common bearer stock				
14,553,600 *shares of registered non-voting stock*				
b) additional paid-in capital				
balance at Jan. 1, 2004	9,126			
addition from capital increase against cash contribution	2,300			
withdrawal to offset net loss	(2,540)			
balance at Dec. 31, 2004		8,886		9,126
c) retained earnings				
ca) legal reserve	—			—
cb) reserve for treasury stock	—			—
cc) other retained earnings	—			—
		—		—
d) profit available for distribution		—		—
			11,138	10,735
Total liabilities and shareholders' equity			**298,524**	**300,975**
1 Contingent liabilities				
a) contingent liabilities on rediscounted				
bills of exchange credited to borrowers		—		—
b) liabilities under guarantees and				
indemnity agreements		26,236		24,279
c) contingent liabilities on assets pledged				
as collateral for third-party debts		—		—
			26,236	24,279
2 Other commitments				
a) commitment from the sale of assets				
subject to repurchase agreements		—		—
b) placing and underwriting commitments		—		—
c) irrevocable lending commitments		34,106		36,319
			34,106	36,319

NOTES

Legal basis

The annual financial statements of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (the "Bank" or "HVB") for the 2004 fiscal year are prepared in accordance with the accounting regulations in the German Commercial Code (HGB), the German Stock Corporation Act (AktG), the German Mortgage Banking Act (HypBankG), and the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions (RechKredV).

The Bank is active in all of the sectors served by commercial and mortgage banks. Therefore, under Section 24 of the Mortgage Banking Act, the Bank is required by the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions to supplement the general accounting format with the items required for mortgage banks.

The Bank published the statement of compliance with the German Corporate Governance Code required by Section 161 of the Stock Corporation Act on its website at www.hvbgroup.com/compliance.

Absorption of Vereins- und Westbank AG by the Bank

At the beginning of April 2004, the Bank and Vereins- und Westbank Aktiengesellschaft (VuW) agreed on an integration model which was presented to the public during the Annual General Meeting of VuW on April 15, 2004. In March 2004, the Bank had increased its holding in VuW to more than 95% and announced a squeeze-out procedure to remove minority shareholders. The transfer resolution was adopted at an Extraordinary General Meeting of VuW on June 24, 2004. As part of a court settlement, the cash compensation was raised on October 29, 2004 and the transfer resolution subsequently filed in the Commercial Register. Thus around 2.70 million shares held by minority shareholders of VuW were transferred to the Bank by act of law. The merger of VuW with the Bank took effect on January 14, 2005 once filed in the Commercial Register maintained by Munich District Court.

The assets and liabilities of VuW were transferred to the Bank with effect from June 30, 2004, at which date VuW prepared a closing balance sheet. Starting July 1, 2004, all actions and transactions of VuW are considered performed for account of the Bank. Accordingly, the income and expenses of VuW accruing since July 1, 2004 are included in the Bank's primary statement of income.

Similarly the assets and liabilities of VuW have been included in the Bank's balance sheet at December 31, 2004.

The merger is accounted for using the cost method. Section 24 of the German Transformation of Companies Act stipulates the method used by the absorbing legal entity to account for the merger. Accordingly, the assets being transferred may be stated either at carrying amount from the closing balance sheet or at the actual acquisition cost. Compliant with Section 255 (4) 2, German Commercial Code, scheduled amortization will be taken on the calculated goodwill starting next fiscal year over a maximum of four years.

Under the cost method, the Bank can carry the transferred assets at an amount no greater than the fair value. Applying the principle of conservatism, the Bank has stated the book value of its holding in VuW as the fair value, whereby receivables, liabilities and derivatives with a direct reference to the customer are valued as part of portfolios. Scheduled amortization is taken on the resulting difference from the book value over the average useful life of the portfolio under other assets/other liabilities. The free reserves formed by VuW compliant with Section 340f, German Commercial Code, were released.

As a result of VuW being absorbed by the Bank with retroactive effect from July 1, 2004, the figures in the balance sheet, statement of income, and notes are only of limited interest for comparison purposes as they relate to the Bank before the merger.

Additions resulting from the integration of VuW are shown in a separate column in the analysis of non-current assets.

Accounting, valuation and disclosure

Changes in accounting and valuation methods as well as disclosure modifications are indicated for the respective item.

Treasury bills and other bills (asset item 2) are shown at their cash value, less any discounted amounts.

Loans and advances (asset items 3 and 4) are valued strictly at the lower of cost or market as stipulated in Section 253 (3) 1, German Commercial Code. The Bank creates specific loan-loss provisions and accruals to the amount of the anticipated loss for all identifiable exposure to lending risk. Specific loan-loss provisions and accruals are reversed as soon as the default risk has ceased, or used if the receivable is classified as irrecoverable and written off.

The Bank makes general loan-loss provisions or sets aside provisions for loans in countries with acute transfer risk or guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rate are updated regularly to take account of the current risk situation.

Latent lending risks are covered by global provisions. When assessing domestic latent lending risks, the Bank applies the principles of the German tax regulations allowing financial institutions to deduct global provisions.

Like other loans and advances, mortgage loans are shown at their nominal values. Differences between the nominal amount and the actual amount paid out are included under either prepaid expenses or deferred income, and amortized over the period to which they apply.

Securities are shown under the items debt securities and other fixed-income securities (asset item 5) and equity securities and other variable-yield securities (asset item 6). Depending on specific criteria like holding period and purpose, all securities are classified as held for trading purposes, as investment securities or as held for liquidity purposes (securities treated neither as held for trading purposes nor as investment securities). The Bank's total holdings consist of 61.8% held for trading purposes, 31.6% held for liquidity purposes, and 6.6% investment securities.

Investment securities are valued in accordance with the regulations set forth in Section 253 (2) 3, German Commercial Code, which only allow for write-downs to be taken in the event of probable permanent impairment. Securities held for liquidity purposes are valued strictly at the lower of the moving average value or the market price at the balance sheet date, as provided for in Section 253 (3) 1, German Commercial Code. Securities held for liquidity purposes structured in portfolios are treated in accordance with the valuation-unit principles. Consequently, the Bank has established documented, predefined valuation units which are subject to strict preconditions; these are made up of underlying on-balance-sheet transactions (such as fixed-income securities) and associated hedging instruments (such as interest rate swaps) for the same type of risk. Within the individual valuation units, the results of valuing the individual financial instruments are netted. Any residual profit is disregarded when net income is computed; a loss is covered by appropriate provisions for anticipated losses on pending transactions.

For accounting purposes, securities held for trading purposes are grouped together with other financial contracts held for trading purposes to form portfolios and valued using differentiated methods in accordance with a modified marked-to-market method. Trading portfolios and contracts grouped together in macro-valuation units are valued at market prices less computed potential loss (value at risk) to ensure that unrealized gains from outstanding positions are recognized in the statement of income.

Exhaustive information about the Bank's off-balance-sheet financial contracts, complete with detailed breakdowns of the nominal amounts and counterparty structure, is included in the Risk Report.

Participating interests and shares in affiliated companies (asset items 7 and 8) are shown at acquisition cost or – if there is a permanent reduction in value – at the lower fair value prevailing at the balance sheet date.

Where the Bank holds a controlling interest, profits and losses of partnerships, and dividends paid by limited or incorporated companies, are recognized in the year in which they arise.

When disclosing income from write-ups on participating interests, shares in affiliated companies and investment securities (income item 7) and write-downs on these investments (expense item 8), the Bank has exercised the option allowed under Section 340c (2) 2, German Commercial Code. The Bank nets out respective expense and income items which also contain the results from the disposal of financial assets.

Property, plant and equipment (asset item 11) is valued at acquisition or production cost, less – insofar as the assets are depreciable – scheduled depreciation using the straight-line method based on their expected useful life. In such cases, the useful lives are closely related to the depreciation rules specified in Section 7 of the German Income Tax Act in conjunction with the depreciation tables for equipment. Minor fixed assets are fully expensed in the year of acquisition and shown as additions and disposals in the analysis of non-current assets. Pro rata depreciation is taken to the statement of income for additions to furniture and office equipment in the year of acquisition.

Liabilities (liability items 1 to 3, 8 and 9) are shown on the basis of the actual amount payable. Any difference between this sum and the issue amount is carried under deferred income and amortized as appropriate. However, discounted liabilities are shown at cash value.

Provisions for taxes, liabilities of uncertain amount and anticipated losses on pending transactions (liability item 7) have been assessed in accordance with the prudence and due diligence concept; they cover the anticipated payment obligation and are stated at nominal values, provided the regulations governing the balance sheet do not require discounting. Pension provisions are set aside in the highest amount permitted under the relevant tax legislation, in accordance with actuarial principles, by applying an assumed interest rate of 6% on the future pension commitment; as provided for in Section 6a, German Income Tax Act, in conjunction with Regulation 41, German Income Tax Regulations, such provisions are based on present values. Compliant with Section 8 of the German Partial Retirement Act (Altersteilzeitgesetz), employee credits for part-time working pre-retirement are secured by pledging securities to the trustee.

The timing differences between taxable income and accounting income are determined in a statistical working paper. Deferred tax assets and liabilities are netted. Compliant with Section 274 (2), German Commercial Code, the remaining asset balance is not disclosed.

Net income for the year is not affected by additional tax-related depreciation allowances or omitted write-ups.

Foreign currencies

Amounts in foreign currency are translated in accordance with the principles set forth in Section 340h, German Commercial Code. In addition, the Bank observes the suggestions for currency translation by banks given in Comment 3/1995 of the German Institute of Accountants' Expert Committee on Banks. As a result, assets and liabilities denominated in foreign currency and spot transactions outstanding at the balance sheet date are always converted into euros using market rates applicable at the balance sheet date. On the other hand, investment securities with no special cover are translated at the exchange rate applicable at the time of acquisition. Outstanding forward transactions are translated at the forward rate effective at the balance sheet date.

Earnings arising from the translation of items affecting the balance sheet and from the valuation of forward contracts at year-end are included in the statement of income. Due to the high rate of turnover, unrealized earnings from outstanding positions in money transfer operations are recognized in the period they arise. This does not give rise to any significant deferments of earnings. Where it holds strategic currency positions, the Bank sets aside provisions for anticipated losses on pending transactions. On the other hand, anticipated gains are disregarded.

Breakdown by maturity of selected asset items

€ millions			2004	2003
A 3 b)	Other loans and advances to banks			
	with residual maturity of	less than 3 months	22,283	26,610
		at least 3 months but less than 1 year	1,895	2,910
		at least 1 year but less than 5 years	4,778	5,639
		5 years or more	2,391	3,060
A 4)	Loans and advances to customers			
	with residual maturity of	less than 3 months	12,806	10,085
		at least 3 months but less than 1 year	9,579	9,406
		at least 1 year but less than 5 years	32,125	32,886
		5 years or more	98,203	102,769
	No fixed maturity		15,822	15,258
A 5)	Debt securities and other fixed-income securities			
	Amounts due in following year		9,780	10,736

Breakdown by maturity of selected liability items

€ millions			2004	2003
L 1 b)	Amounts owed to other banks			
	with agreed maturity dates or periods of notice			
	with residual maturity of	less than 3 months	43,738	41,105
		at least 3 months but less than 1 year	6,712	12,879
		at least 1 year but less than 5 years	8,690	10,714
		5 years or more	8,527	5,991
	Amounts owed to other depositors			
L 2 ab)	Savings deposits with agreed periods of notice of at least 3 months			
	with residual maturity of	less than 3 months	3	3
		at least 3 months but less than 1 year	58	53
		at least 1 year but less than 5 years	146	150
		5 years or more	—	—
L 2 b)	Registered mortgage bonds in issue			
L 2 c)	Registered public-sector bonds in issue			
L 2 db)	Other debts with agreed maturity dates or periods of notice			
	with residual maturity of	less than 3 months	18,919	19,431
		at least 3 months but less than 1 year	4,095	4,453
		at least 1 year but less than 5 years	12,718	15,178
		5 years or more	16,172	16,917
	Liabilities evidenced by paper			
L 3 a)	Debt securities in issue			
	Amounts due in following year		24,123	21,672
L 3 b)	Other liabilities evidenced by paper			
	with residual maturity of	less than 3 months	6	12
		at least 3 months but less than 1 year	—	—
		at least 1 year but less than 5 years	—	—
		5 years or more	—	—

Amounts receivable from and payable to affiliates and companies in which participating interests are held

€ millions	Affiliates	Affiliates	Participating interests	Participating interests
	2004	2003	2004	2003
Placements with, and loans and advances to, other banks	14,552	21,335	147	109
Loans and advances to customers	3,083	3,781	2,137	1,916
Debt securities and other fixed-income securities	500	557	283	114
Amounts owed to other banks	8,520	13,286	142	352
Amounts owed to other depositors	4,543	6,383	1,734	1,244
Liabilities evidenced by paper	5,828	5,400	156	272
Subordinated liabilities	1,642	1,677	—	—

Trust business

Trust business assets and liabilities break down as follows:

€ millions	2004	2003
Placements with, and loans and advances to, other banks	197	40
Loans and advances to customers	237	11
Equity securities and other variable-yield securities	—	—
Participating interests	14	12
Other assets	—	—
Trust assets	**448**	**63**
Amounts owed to other banks	10	11
Amounts owed to other depositors	94	12
Liabilities evidenced by paper	344	40
Trust liabilities	**448**	**63**

Foreign-currency assets and liabilities

Around 57.2% of the Bank's foreign-currency holdings consists of U.S. dollars, 16.7% of pounds sterling, and 11.6% of yen.

€ millions	2004	2003
Assets	47,214	45,261
Debt	45,928	47,596

The amounts shown represent the euro equivalents of all currencies. The differences in amount between assets and liabilities are generally offset by off-balance-sheet transactions.

Subordinated asset items

The following balance sheet items contain subordinated assets:

€ millions	2004	2003
Placements with, and loans and advances to, other banks	1,572	1,669
Loans and advances to customers	528	188
Debt securities and other fixed-income securities	875	1,398
Equity securities and other variable-yield securities	81	17
thereof: own participating certificates in market-smoothing portfolio	3	1

Marketable debt and equity securities

The listed and unlisted marketable securities included in the respective balance sheet items break down as follows:

€ millions	Total marketable securities 2004	Total marketable securities 2003	of which: listed 2004	of which: listed 2003	of which: unlisted 2004	of which: unlisted 2003
Debt securities and other fixed-income securities	48,930	44,607	43,848	41,389	5,082	3,218
Equity securities and other variable-yield securities	7,213	7,855	6,981	7,795	232	60
Participating interests	491	504	473	495	18	9
Shares in affiliated companies	5,879	6,698	5,734	6,698	145	—

The following financial instruments are not carried at fair value:

€ millions	Book value 2004	Book value 2003	Fair value 2004	Fair value 2003
Equity securities and other variable-yield securities				
thereof: Münchener Rückversicherungs-Gesellschaft AG	2,197	2,905	2,068	2,905
Participating interests				
thereof: ERGO Versicherungsgruppe AG	320	320	267	320
Debt securities and other fixed-income securities	56	1,097	60	1,027

A non-scheduled write-down compliant with Section 253 (2) 3, German Commercial Code, has not been taken because the impairment is probably not permanent.

Treasury stock

At the start of 2004 and at December 31, 2004, neither the Bank nor any controlled companies nor companies in which a majority interest is held had significant holdings of HVB shares (treasury stock) or other equity instruments in their portfolios.

Treasury stock was purchased during the period under review on the basis of the authorization under resolutions adopted by the Bank's Annual General Meeting of Shareholders on May 14, 2003 and April 29, 2004 compliant with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 110,716,167 shares of treasury stock were purchased by the Bank and controlled or majority-owned companies at the respective current market prices as part of normal securities trading, and a total of 110,674,365 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €16.58 per share and resold at an average price of €16.63 per share. The shares purchased during the period under review amounted to an equivalent of €332 million, or 14.7% of capital stock.

The highest number of shares of treasury stock held during the year, including shares earmarked for employees, was 2,516,755, equivalent to €8 million, or 0.3% of capital stock.

Within the scope of lending operations, the Bank and its controlled or majority-owned companies had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 4,815,908 shares as collateral as of December 31, 2004. This represents an amount of €14 million, or 0.6% of capital stock.

Intangible assets

Vereins- und Westbank AG was integrated into the Bank during 2004. The merger is accounted for using the cost method. Compliant with Section 255 (4) 2 of the German Commercial Code, scheduled amortization will be taken on the calculated goodwill of €53 million starting next fiscal year over a maximum of four years.

Other assets

€ millions	2004	2003
Collection paper, such as checks, matured debentures, interest and dividend coupons	229	177
Premiums paid on options pending	5,047	4,822
Claims to dividends	597	468
Equalization item for revaluation of tied currency positions	682	740
Shares for resale	1	5
Purchase price receivables	21	5
Capital investments with life insurers	183	196
Claims to tax reimbursements	185	137
Offsetting valuation item from assets held for trading purposes	480	—
Merger-related differences in market values of VuW portfolios	250	—

Prepaid expenses

€ millions	2004	2003
Discounts on funds borrowed	420	442
Premiums on amounts receivable	56	90

Assets assigned or pledged as security for own liabilities

Assets totaling €56,780 million were assigned or pledged as security for the following liabilities:

€ millions	2004	2003
Amounts owed to other banks	30,227	28,933
Amounts owed to other depositors	25,159	5,606
Provisions for pension fund and similar obligations	1,394	1,252

Examples of own liabilities for which the Bank provides collateral are special credit facilities provided by KfW and similar institutions, which the Bank has issued as loans in compliance with their conditions.

Analysis of non-current assets

€ millions	Acquisition/ production cost	Additions during fiscal year	Additions from VuW merger	Additions from liquidation of HVB America LLC[2]
	1	2	3	4
Intangible assets	—	—	53	—
Property, plant and equipment	819	159	653	33
thereof: Land and buildings used by the Bank in its operations	—	—	439	—
Furniture and office equipment	819	159	214	33
Other	25	—	—	—
	Acquisition cost			
Participating interests	1,862			
Shares in affiliated companies	11,920			
Investment securities	6,624			

[1] use has been made of the possibility of combining amounts allowed by Section 34 (3), Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions

[2] property, plant and equipment was transferred to HVB AG as a first step in the liquidation of HVB America LLC

[3] including gains/losses on foreign-currency transactions

As a seller under repurchase agreements, the Bank has entered into sale and repurchase transactions with a book value of €25,159 million. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly open-market transactions with Deutsche Bundesbank and international money market transactions.

In setting up a contractual trust arrangement (CTA), the Bank transferred collateral to the asset administrator to hedge pension obligations.

Other liabilities

€ millions	2004	2003
Offsetting item for swaps and tied currency positions	659	503
Premiums received on options pending	5,372	4,647
Accrued interest on participating certificates outstanding	50	27
Liabilities from allowances paid to and losses absorbed from subsidiaries	208	128
Liabilities arising from short securities positions	3,440	1,887
Obligations arising from debts assumed	1,361	582
Liabilities arising from spin-off of the Hypo Real Estate Group	—	458
Merger-related differences in market values of VuW portfolios	169	—

Deferred income

Discounts on amounts receivable shown at nominal value totaled €341 million.

Provisions

Other provisions include the following items:

€ millions	2004	2003
Provisions for losses on guarantees and indemnities	368	381
Anticipated losses on pending transactions	465	488
Provisions for uncertain liabilities	720	543
of which:		
Bonus payments on savings plans	26	23
Anniversary bonus payments	77	75
Payments for early retirement, pre-retirement part-time working, etc.	85	65
Payments to employees	262	159
Restructuring provisions	317	135
Total other provisions	**1,870**	**1,547**

Disposals during fiscal year	Reclassifications during fiscal year[3]	Write-ups during fiscal year	Depreciation/ amortization accumulated	Depreciation/ amortization during fiscal year	Net book value Dec. 31, 2004	Net book value Dec. 31, 2003
5	6	7	8	9	10	11
—	—	—	—	—	53	—
264	- 2	—	667	83	731	308
—	—	—	148	4	291	—
264	- 2	—	519	79	440	308
—	—	—	—	—	25	25

Changes +/–[1]	Net book value Dec. 31, 2004	Net book value Dec. 31, 2003
(680)	1,182	1,202
(2,124)	9,796	9,506
(2,749)	3,875	6,624

Subordinated liabilities

This item includes accrued interest of €192 million. The Bank incurred interest expenses of €480 million in 2004.

The borrower cannot be obliged to make early repayment in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled. For the purposes of a bank's liable funds as defined under banking supervisory regulations, subordinated liabilities are regarded as supplementary or Tier III capital.

In 2004, no item exceeded 10% of total subordinated liabilities.

Participating certificates outstanding

The following table shows the breakdown of participating certificates outstanding:

Issuer	WKN	Year of issue	Type	Nominal amount, € millions	Interest rate	Maturity
1 Bayerische Hypo- und Vereinsbank AG	802180	1997	Bearer participating certificates	409	6.75	2007
2 Bayerische Hypo- und Vereinsbank AG	811707	1995	Bearer participating certificates	102	8.50	2005
3 Bayerische Hypo- und Vereinsbank AG	788119	2001	Bearer participating certificates	100	6.30	2011
4 Bayerische Hypo- und Vereinsbank AG	HVOCLA	2004	Bearer participating certificates	10	6.78	2010
5 Bayerische Hypo- und Vereinsbank AG	HVOCLB	2004	Bearer participating certificates	10	6.90	2011
6 Bayerische Hypo- und Vereinsbank AG	HVOCLL	2004	Bearer participating certificates	10	7.08	2010
7 Bayerische Hypo- und Vereinsbank AG	HVOCLP	2004	Bearer participating certificates	10	7.20	2010
8 Bayerische Hypo- und Vereinsbank AG	HVOCLQ	2004	Bearer participating certificates	10	7.20	2010
9 Bayerische Hypo- und Vereinsbank AG	HVOCLC	2004	Bearer participating certificates	8	6.90	2011
10 Bayerische Hypo- und Vereinsbank AG	HVOCLD	2004	Bearer participating certificates	6	6.90	2011
11 Bayerische Hypo- und Vereinsbank AG	HVOCLF	2004	Bearer participating certificates	5	6.90	2011
12 Bayerische Hypo- und Vereinsbank AG	HVOCLG	2004	Bearer participating certificates	5	6.90	2011
13 Bayerische Hypo- und Vereinsbank AG	HVOCLH	2004	Bearer participating certificates	5	6.93	2011
14 Bayerische Hypo- und Vereinsbank AG	HVOCLJ	2004	Bearer participating certificates	5	6.93	2011
15 Bayerische Hypo- und Vereinsbank AG	HVOCLK	2004	Bearer participating certificates	5	6.98	2011
16 Bayerische Hypo- und Vereinsbank AG	HVOCLM	2004	Bearer participating certificates	5	7.08	2010
17 Bayerische Hypo- und Vereinsbank AG	HVOCLN	2004	Bearer participating certificates	5	7.08	2010
18 Bayerische Hypo- und Vereinsbank AG	HVOCLR	2004	Bearer participating certificates	5	6.93	2011
19 Bayerische Hypo- und Vereinsbank AG	HVOCLE	2004	Bearer participating certificates	1	6.90	2011

Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

In each case, the participating certificates grant holders an entitlement to an annual interest payment with priority over the entitlement of shareholders to dividend payments; the interest payments arising from the participating certificates are reduced if such payments would result in a net loss for the year. In the event of the interest payment being reduced, the shortfall is to be repaid in the subsequent fiscal years, provided this does not result in a net loss for the year; a claim to repayment only exists, however, during the term of the participating certificates. Repayment is at the nominal amount; in the event of a net loss for the year or a reduction in the capital stock to cover losses, the redemption amount to which holders are entitled declines proportionately. Where net profits are generated in the subsequent fiscal years following a participation of the participating certificates in a net loss, the claims to repayment of the participating certificates are to be increased out of these profits before the net income is appropriated in any other way, once the legal reserves have been replenished; this obligation terminates when the participating certificates expire.

The Bank currently assumes that it will report profits in subsequent years allowing repayment to be made at the nominal amount. Consequently the amount disclosed in 2004 has not been modified. The interest payable for fiscal 2004 will be disbursed in 2005.

For the Bank, the participating certificates listed as 1 and 3 through 19 are classified as shareholders' equity in the sense of Section 10 (5), German Banking Act.

Analysis of shareholders' equity shown in the balance sheet

	€ millions	€ millions
Subscribed capital		
Balance at January 1, 2004	1,609	
Addition from capital increase		
against cash contribution	643	
Balance at December 31, 2004		2,252
Additional paid-in capital		
Balance at January 1, 2004	9,126	
Addition from capital increase		
against cash contribution	2,300	
Withdrawal to offset net loss	(2,540)	
Balance at December 31, 2004		8,886
Retained earnings		
Legal reserve		
Balance at January 1, 2004	—	
Balance at December 31, 2004		—
Other retained earnings		
Balance at January 1, 2004	—	
Balance at December 31, 2004		—
Profit available for distribution		
Balance at January 1, 2004	—	
Balance at December 31, 2004		—
Shareholders' equity		
at December 31, 2004		**11,138**

Authorized capital increase

Year authorized	Available until	Original amount	Dec. 31, 2004
	€ millions	€ millions	€ millions
2001	May 22, 2006	780	137

The capital increase against cash contribution carried out by issuing 214,410,440 new shares of common bearer stock (corresponding to €643 million) involved using some of the authorized capital increase.

The resolution to cancel the remaining €137 million and simultaneously authorize €990 million adopted at the Annual General Meeting of Shareholders has been challenged in the courts and hence is not yet legally valid.

Conditional capital

Year authorized	Available until	Original amount	Dec. 31, 2004
		€ millions	€ millions
2003	May 14, 2008	375	375

Holdings of Bayerische Hypo- und Vereinsbank AG stock in excess of 5%

in %	2004	2003
Münchener Rückversicherungs-Gesellschaft AG	18.4	25.6

Holdings pursuant to Section 285 No. 11, German Commercial Code

The complete list of holdings is filed in the Commercial Register in Munich and can be called up on the Bank's website: www.hvbgroup.com/holdings

NOTES TO THE STATEMENT OF INCOME

The condensed statement of income is shown with the Management Report.

Services performed for third parties

The Bank performed significant services for third parties notably in portfolio and asset management, and in the brokerage of insurance, savings and loan contracts, and investment funds.

Breakdown of income by region

The following table shows a breakdown by region of
- interest receivable,
- current income from equity securities and other variable-yield securities, participating interests and shares in affiliated companies,
- income earned under profit-pooling and profit-and-loss transfer agreements,
- fees and commissions receivable,
- other operating income, and
- net profit on financial operations.

€ millions	2004	2003
Germany	12,024	12,676
Rest of Europe	1,073	1,230
Americas	279	525
Asia	305	355

Breakdown of other operating income and expenses

Other operating expenses includes the following:
- depreciation of other assets,
- additions to provisions other than provisions for lending and securities operations, and
- amounts for social facilities and personnel costs.

Other operating income also includes personnel costs and costs of materials passed on and income from the reversal of provisions other than provisions for lending and securities operations.

Extraordinary expenses

It will be necessary to make payments for severance agreements and part-time working pre-retirement as well as associated administrative expenses to implement a package of measures under the Bank's PRO (Process Redesign and Optimization) efficiency program. Consequently provisions of €250 million have been set aside and are shown separately. The provisions will for the most part be consumed in 2005 and 2006.

The workout portfolios from the entire German real estate finance business of HVB AG are being transferred to the new Real Estate Restructuring segment together with the remaining portfolios of the Real Estate Workout segment. This segment will include a volume of €15.4 billion. The aim is to completely eliminate the portfolios allocated to this segment without disrupting the market, by exploiting various options and the opportunities arising from the development of the real estate markets. To facilitate the rapid reduction of these portfolios, it is necessary to change the valuation method for the real estate collaterals associated with these portfolios. In contrast to the previous approach, which in many instances aimed to restructure the individual commitments – sometimes over the long run – before returning them to regular treatment, the valuation is now made at liquidation value. As a consequence an allocation to special provisions for bad debts amounting to €2.5 billion was necessary.

In conjunction with the spin-off of the Hypo Real Estate Group in 2003, the Bank undertook to absorb net losses of Hypo Real Estate Bank AG up to a maximum amount of €590 million (thereof up to €130 million in 2004), provided such losses were caused by specific loan-loss provisions which had been set aside. Expenses totaling €130 million, which are shown under extraordinary expenses in the account form of the statement of income and under other income less other expenses in the condensed statement of income, accrued in 2004.

Taxes on income

The total for taxes on income relates to earnings from ordinary business.

Net loss

A net loss of €2,540 million accrued primarily due to the special provision for bad debts taken on legacy real estate commitments. This loss has been offset by making a withdrawal from additional paid-in capital compliant with Section 150 (4), German Stock Corporation Act.

Contingent liabilities and other financial commitments

The following table shows the breakdown of contingent liabilities arising from guarantees and indemnity agreements totaling €26,236 million:

€ millions	2004	2003
Loan guarantees	6,133	5,878
Guarantees and indemnities	17,669	16,702
Documentary credits	2,434	1,699

Irrevocable lending commitments totaling €34,106 million break down as follows:

€ millions	2004	2003
Book credits	30,986	33,780
Mortgage and municipal loans	1,055	1,270
Guarantees	1,845	1,140
Bills of exchange	220	129

Other financial commitments arising from real estate and IT operations total €365 million each year. A large part of the total relates to contracts with subsidiaries. The contracts run for standard market periods and no charges have been put off to future years.

At the balance sheet date, the Bank had pledged securities worth €7,614 million as collateral for transactions with EUREX, Clearstream Banking Luxembourg and Clearstream Banking AG Frankfurt am Main.

The Bank has declared its intent to offset, by means of income subsidies, any losses incurred by hotel operating companies in which it holds an indirect majority stake.

As part of real estate financing and development operations, the Bank assumes rental obligations or issues rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by its H. F. S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Provisions have been set aside to cover identifiable risks arising from such guarantees. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment subsidiaries.

Commitments for uncalled payments on shares not fully paid up amounted to €416 million at year-end 2004, and similar obligations for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of two companies for an aggregate of €16 million.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €52 million, and of €22 million with regard to CMP Fonds I GmbH at year-end 2004. In addition, under Article 5 (4) of the Articles of Incorporation, the Bank is jointly and severally liable for any defaults on such calls by members of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in one partnership.

Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the banks in which the Bank has a majority interest. The Bank has made similar representations for its mortgage banking subsidiaries in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

Furthermore, in confirming and continuing the declaration of liability it has already provided for Hypo Real Estate Bank AG and Westfälische Hypothekenbank AG, with which the former has since merged, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the merged company in accordance with Section 2 (2) of the by-laws of the Deposit Guarantee Fund This declaration expires on December 31, 2005.

Statement of responsibility

Bayerische Hypo- und Vereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of political risks:

1. Banks in Germany
Bankhaus Neelmeyer AG, Bremen[1]
DAB Bank AG, Munich[2]
Financial Markets Service Bank GmbH, Munich
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
2. Banks in other regions
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2]
HVB Bank Latvia AS, Riga[1]
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
3. Financial companies
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg[1]
HVB Alternative Financial Products AG, Vienna
HVB Risk Management Products Inc., New York
Vereins- und Westbank Beteiligungsgesellschaft S. A., Luxembourg[1]
4. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] The company was added as part of the absorption of VuW by HVB

[2] The company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report

The Bank's commitment arising from the above Statement of Responsibility declines by the extent to which the Bank's shareholding decreases in the future with regard to such commitments of the relevant company that did not arise until after the Bank's shareholding decreased.

Bayerische Hypo- und Vereinsbank AG no longer provides a Statement of Responsibility for companies which left HVB Group during fiscal 2004 or an earlier fiscal year but for which a Statement of Responsibility had been provided in earlier annual reports. Liabilities of these companies arising after their departure from HVB Group are covered neither by the above Statement of Responsibility nor by Statements of Responsibility provided earlier.

Key capital ratios

Pursuant to Section 10 (2) of the German Banking Act, equity capital consists of liable funds and Tier III capital totaling €17,970 million.

The liable funds consist of core capital (Tier I) and supplementary capital (Tier II) totaling €16,961 million.

Staff

The average number of staff employed was as follows:

	2004	2003
Staff (excluding trainees)	19,105	18,638
of whom:		
full-time	15,299	14,962
part-time	3,806	3,676
Trainees	1,029	1,200

The staff's length of service was as follows:

in %	Women	Men	2004	2003
	(excluding trainees)		total	total
25 years or more	15.2	22.8	18.6	17.9
15 to 25 years	21.3	22.2	21.7	21.2
10 to 15 years	29.8	19.8	25.3	23.6
5 to 10 years	22.1	19.6	21.0	19.7
less than 5 years	11.6	15.6	13.4	17.6

Emoluments

€ millions	2004	2003
Members of the Management Board	9[1]	8
Members of the Supervisory Board	1	1
Members of the Advisory Board and the European Advisory Board	1	1
Former members of the Management Board and their surviving dependants	9	17

[1] including €1 million disbursed in fiscal 2004 that was not included in the annual financial statements for 2003

At December 31, 2004, the Bank had pension provisions for former members of the Management Board and their surviving dependants totaling €97 million (2003: €100 million).

Loans to executive board members

The total amount of loans and advances made and liabilities assumed at the balance sheet was as follows:

€ millions	2004	2003
Members of the Management Board	9	9
Members of the Supervisory Board	2	2

Executive boards

Supervisory Board

Dr. Albrecht Schmidt
Chairman

Peter König
Deputy Chairman

Dr. Hans-Jürgen Schinzler
Deputy Chairman

Dr. Manfred Bischoff

Dr. Mathias Döpfner
since April 29, 2004

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley
until March 25, 2004 and again since November 2, 2004

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
from January 13, 2004 until April 29, 2004

Herbert Munker

Dr. Siegfried Sellitsch

Professor Wilhelm Simson

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
from April 1, 2005

Dr. Stefan Jentzsch

Dr. Michael Kemmer

Christine Licci
since January 17, 2005

Michael Mendel

Dieter Rampl
Board Spokesman

Gerhard Randa
until May 12, 2005

Dr. Wolfgang Sprissler

LIST OF EXECUTIVES AND OUTSIDE DIRECTORSHIPS[1]

Supervisory Board

Name Occupation	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Albrecht Schmidt Former Spokesman of the Management Board of Bayerische Hypo- und Vereinsbank Aktiengesellschaft Chairman	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Munich Siemens AG, Berlin and Munich	Familie Julius Thyssen Beteiligungsgesellschaft mbH, Mülheim/Ruhr
Peter König Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft Deputy Chairman		BVV Versicherungsverein des Bankgewerbes a.G.
Dr. Hans-Jürgen Schinzler Former Chairman of the Management Board of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft and Chairman of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft Deputy Chairman	Deutsche Telekom AG, Bonn Metro AG, Düsseldorf Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Munich (chairman)	
Dr. Manfred Bischoff Chairman of the Board of EADS N.V.	DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich (chairman)[2] DaimlerChrysler Aerospace AG, Ottobrunn (chairman)[2] FRAPORT AG, Frankfurt am Main Gerling Konzern Versicherungs-Beteiligungs-AG, Cologne J. M. Voith AG, Heidenheim	European Aeronautic Defence and Space Company EADS N.V., Amsterdam (Chairman of the Board)[2] EADS Participations B.V., Amsterdam[2] Lagardère Sociétés S.A., Paris Royal KPN N.V., Haaglanden Nortel Networks Corporation and Nortel Networks Limited Brampton (Ontario), Canada
Dr. Mathias Döpfner Chairman of the Management Board of Axel Springer AG since April 29, 2004	ProSiebenSAT.1 Media AG, Unterföhring Schering AG, Berlin	AKTUELL Presse-Fernsehen GmbH, Hamburg dpa Deutsche Presse Agentur GmbH, Hamburg Leipziger Verlags- und Druckerei-gesellschaft mbH & Co. KG, Leipzig
Volker Doppelfeld Former member of the Management Board of BMW AG, member of the Supervisory Board of BMW AG	BMW AG, Munich D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich IWKA AG, Karlsruhe	Bizerba GmbH & Co. KG
Klaus Grünewald FB1 unit manager in the Bavarian division of Vereinte Dienstleistungs-gewerkschaft e.V.	Fiducia IT AG, Karlsruhe	
Anton Hofer Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		

[1] As of January 31, 2005
[2] Group directorship

Supervisory Board

Name Occupation	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Max Dietrich Kley Former Deputy Chairman of the Management Board of BASF AG, member of the Supervisory Board of BASF AG until March 25, 2004 and again since November 2, 2004	BASF AG, Ludwigshafen Infineon Technologies AG, Munich (chairman) Schott AG, Mainz SGL Carbon AG, Wiesbaden (chairman) HeidelbergCement AG, Heidelberg	
Friedrich Koch Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Hanns-Peter Kreuser Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Dr. Lothar Meyer Chairman of the Management Board of ERGO Versicherungsgruppe AG	D.A.S. Deutscher Automobilschutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich (chairman)[2] until December 31, 2004 DKV Deutsche Krankenversicherung AG, Cologne (chairman)[2] Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (chairman)[2] Hamburg-Mannheimer Versicherungs-AG, Hamburg (chairman)[2] KarstadtQuelle Lebensversicherung AG, Fürth (chairman)[2] until August 31, 2004 KarstadtQuelle Versicherung AG, Fürth[2] until August 31, 2004 VICTORIA Krankenversicherung AG, Düsseldorf (chairman)[2] VICTORIA Lebensversicherung AG, Düsseldorf (chairman)[2] VICTORIA Versicherung AG, Düsseldorf (chairman)[2]	
Dr. Diether Münich Attorney from January 13 to April 29, 2004	HVB Immobilien AG, Munich Internationales Immobilien-Institut GmbH, Munich Tivoli Grundstücks-Aktiengesellschaft, Munich (chairman)	
Herbert Munker Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		Pensionskasse der HypoVereinsbank, Munich

[1] As of January 31, 2005
[2] Group directorship

Supervisory Board

Name Occupation	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Siegfried Sellitsch Chairman of the Management Board of Wiener Städtische Wechselseitige Versicherungsanstalt – Vermögensverwaltung, Vienna		Bank Winter & Co. Aktiengesellschaft, Vienna (chairman) Böhler-Uddeholm Aktiengesellschaft, Vienna Österreichische Unilever Gesellschaft mbH, Vienna UBM-Realitätenentwicklung AG, Vienna (chairman) Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg
Professor Wilhelm Simson Former Chairman of the Management Board of E.ON AG, member of the Supervisory Board of E.ON AG	E.ON AG, Düsseldorf Frankfurter Allgemeine Zeitung GmbH, Frankfurt am Main Merck KGaA, Darmstadt since March 26, 2004	
Professor Hans-Werner Sinn President of the Ifo Institute for Economic Research	Thüga AG, Munich	Jungbunzlauer Holding AG, Chur Freudenberg & Co., Weinheim (Board of Partners) since June 26, 2004
Maria-Magdalena Stadler Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Ursula Titze Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Jens-Uwe Wächter Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft	Vereins- und Westbank Aktiengesellschaft, Hamburg (deputy chairman)[2] until January 14, 2005	
Helmut Wunder Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		

[1] As of January 31, 2005
[2] Group directorship

Management Board

Name	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Johann Berger from April 1, 2005		
Dr. Stefan Jentzsch	DAB Bank AG, Munich (chairman)[2] Deutsche Börse AG, Frankfurt am Main HVB Informations-Verarbeitungs-GmbH, Munich[2] HVB Systems GmbH, Unterföhring[2] Infineon Technologies AG, Munich Vereins- und Westbank Aktiengesellschaft, Hamburg[2] until January 14, 2005	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2] Deutsches Museum, Munich HVB Alternative Financial Products AG, Vienna[2] (chairman) HVB Alternative Investment AG, Vienna (chairman)[2] HVB Wealth Management Holding GmbH, Munich[2]
Dr. Michael Kemmer	HVB Immobilien AG, Munich[2] Resba GmbH, Hof	Grand Central Re Ltd., Hamilton, Bermuda[2] since January 17, 2004 Kraftverkehr Bayern GmbH, Munich
Christine Licci since January 17, 2005	A. Friedr. Flender AG, Bocholt Flender Beteiligungsverwaltung GmbH, Bocholt Flender Holding GmbH, Bocholt	
Michael Mendel	Aveco Holding AG, Frankfurt am Main BioM Aktiengesellschaft Munich Bio Tech Development, Planegg GI Ventures Aktiengesellschaft, Munich Kennametal Hertel AG, Fürth Rhön-Klinikum AG, Bad Neustadt/Saale Vereins- und Westbank Aktiengesellschaft, Hamburg (chairman)[2] until January 14, 2005 Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich (chairman)[2]	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2] HVB Banque Luxembourg Société Anonyme, Luxembourg[2] HVB Life Science GmbH & Co. Beteiligungs-KG, Munich[2] HVB Wealth Management Holding GmbH, Munich (chairman)[2] MAHAG – Münchener Automobil-Handel Haberl GmbH & Co. KG, Munich
Dieter Rampl	Bavaria Film GmbH, Munich Bayerische Börse AG, Munich (chairman) Bode Grabner Beye Beteiligungs AG, Grünwald nr. Munich[2] FC Bayern München AG, Munich Koenig & Bauer AG, Würzburg	Bavaria Filmkunst GmbH, Munich
Gerhard Randa until May 12, 2005	HVB Immobilien AG, Munich (chairman)[2] HVB Informations-Verarbeitungs-GmbH, Munich (chairman)[2] HVB Systems GmbH, Unterföhring (chairman)[2]	Austrian Airlines Österr. Luftverkehrs AG, Vienna Bank Austria Creditanstalt Aktiengesellschaft, Vienna (chairman)[2] Bank BPH Spólka Akcyjna, Cracow[2] until March 15, 2005 HVB Wealth Management Holding GmbH, Munich[2] Magna International Inc., Toronto Oesterreichische Kontrollbank Aktiengesellschaft, Vienna (chairman)
Dr. Wolfgang Sprissler	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich HVB Systems GmbH, Unterföhring[2] Thyssen-Krupp Services AG, Düsseldorf	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2] BVV Versicherungsverein des Bankgewerbes a. G., Berlin Delmora Bank GmbH, Hof/Saale (chairman) Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg HVB Banque Luxembourg Société Anonyme, Luxembourg (chairman)[2]

[1] As of January 31, 2005
[2] Group directorship

List of employees and outside directorships

Name	Positions on statutory supervisory boards of other companies
Dr. Wolfgang Bassermann	Dermapharm AG, Grünwald Michael Huber München (MHM) Holding GmbH, Kirchheim Rathgeber AG, Munich
Günther Berger	Activest Investmentgesellschaft mbH, Munich[2] Gildemeister AG, Bielefeld HVB Payments & Services GmbH, Aschheim/Dornach[2] Westfalenbank Aktiengesellschaft, Bochum[2]
Markus Beumer	Internationales Immobilien-Institut GmbH, Munich[2]
Jürgen Cancik	HVB Immobilien AG, Munich[2] Internationales Immobilien-Institut GmbH, Munich (chairman)[2] Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich[2]
Gunter Ernst until December 31, 2004	DAB Bank AG, Munich[2] Dyckerhoff AG, Wiesbaden Gütermann AG, Gutach HVB Pensionsfonds AG, Munich[2] Schwäbische Bank AG, Stuttgart Westfalenbank Aktiengesellschaft, Bochum (chairman)[2] Wüstenrot & Württembergische AG, Stuttgart
Matthias Glückert	Oechsler AG
Wolfgang Haller	HVB Informations-Verarbeitungs-GmbH, Munich[2] HVB Systems GmbH, Unterföhring[2]
Kai-Uwe Henkel	RENERCO Renewable Energy Concepts Aktiengesellschaft, Munich
Rolf Kirchfeld	Bankhaus Neelmeyer AG, Bremen[2] HVB Investitionsbank GmbH, Hamburg (chairman)[2] HVB Leasing GmbH, Hamburg (chairman)[2] Marquard & Bahls AG, Hamburg
Dr. Rainer Krütten	Activest Investmentgesellschaft mbH, Munich[2] Financial Markets Service Bank GmbH, Munich[2] Internationales Immobilien-Institut, Munich[2]
Heinz Laber	HVB Pensionsfonds AG, Munich[2]
Andreas Mach	Odeon Film AG, Grünwald nr. Munich
Michael Papenfuss	Bankhaus Neelmeyer AG, Bremen[2] HVB Informations-Verarbeitungs-GmbH, Munich[2] HVB Investitionsbank GmbH, Hamburg[2] HVB Leasing GmbH, Hamburg[2] Westfalenbank Aktiengesellschaft, Bochum[2]

[1] As of January 31, 2005
[2] Group directorship

List of employees and outside directorships

Name	Positions on statutory supervisory boards of other companies
Dr. Burkhard Pauluhn	HVB Informations-Verarbeitungs-GmbH, Munich[2]
Josef Paulus	BUL Bergbausanierung und Landschaftsgestaltung Sachsen GmbH, Sabrodt until December 31, 2004
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Werner Schmidt	AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt am Main
Dr. Stefan Schmittmann	Bankhaus Neelmeyer AG, Bremen (chairman)[2] Deutsche Schiffsbank AG, Bremen/Hamburg Schaltbau Holding AG, Munich Verlagsgruppe Weltbild GmbH, Augsburg
Christopher Schütz	Financial Markets Service Bank GmbH, Munich[2]
Ronald Seilheimer	Chemie Pensionsfonds AG, Munich[2] HVB Payments & Services GmbH, Aschheim/Dornach[2] HVB Pensionsfonds AG, Munich (chairman)[2]
Dr. Peter Stopfer	Chemie Pensionsfonds AG, Munich[2]
Raymond Trotz	Internationales Immobilien-Institut GmbH, Munich[2]
Peter Wallner	Matino AG, Berlin
Hans Weiss	Financial Markets Service Bank GmbH, Munich (chairman)[2] HVB Immobilien AG, Munich[2] HVB Payments & Services GmbH, Aschheim/Dornach (chairman)[2]
Christoph Wetzel	ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt am Main EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt am Main Financial Markets Service Bank GmbH, Munich[2] HVB Immobilien AG, Munich[2] HVB Informations-Verarbeitungs-GmbH, Munich[2] HVB Payments & Services GmbH, Aschheim/Dornach[2]
Andreas Wölfer	Activest Investmentgesellschaft mbH, Munich (chairman)[2] DAB Bank AG, Munich[2] Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg[2] Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich[2]

[1] As of January 31, 2005
[2] Group directorship

Coverage

€ millions	2004	2003
A. Mortgage bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks		
Mortgage loans	1	5
2. Loans and advances to customers		
Mortgage loans	55,104	56,295
3. Property, plant and equipment (land charges on land owned)	—	—
4. Equalization claims on government authorities	—	—
5. Other assets	—	—
Other eligible cover		
1. Other lending to banks	—	—
2. Debt securities and other fixed-income securities	1,329	511
3. Equalization claims on government authorities	—	—
Subtotal	**56,434**	**56,811**
Total mortgage bonds requiring cover	50,399	55,416
Excess coverage	**6,035**	**1,395**
B. Public-sector bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks	508	819
Mortgage loans	—	—
Municipal loans	508	819
2. Loans and advances to customers	15,199	16,790
including:		
mortgage loans	1,847	1,559
municipal loans	12,383	13,384
3. Debt securities and other fixed-income securities	1,951	921
Other eligible cover		
Other lending to banks	1,300	—
Subtotal	**18,958**	**18,530**
Total public-sector bonds requiring cover	14,650	15,507
Excess coverage	**4,308**	**3,023**

Mortgage loans

	Number of mortgaged properties	2004 € millions	2003 € millions
1. Classification of mortgage loans used as cover for bonds			
a) By size			
up to €50,000	155,860	5,045	4,864
€50,000 to €500,000	300,358	32,494	28,871
over €500,000	10,577	17,566	22,565
	466,795	**55,105**	**56,300**
b) By geographical location			
Baden-Wuerttemberg	42,038	4,161	4,360
Bavaria	166,183	20,474	20,613
Berlin	17,824	3,290	3,301
Brandenburg	19,306	2,199	2,247
Bremen	1,293	166	179
Hamburg	6,682	1,242	1,223
Hesse	23,309	3,996	4,190
Lower Saxony	18,544	1,850	1,821
Mecklenburg-Western Pomerania	9,443	904	830
North Rhine-Westphalia	44,831	5,283	5,568
Rhineland-Palatinate	17,573	1,703	1,760
Saarland	5,968	484	501
Saxony	39,969	4,178	4,448
Saxony-Anhalt	16,004	1,555	1,609
Schleswig-Holstein	20,972	1,818	1,685
Thuringia	16,798	1,781	1,943
	466,737	**55,084**	**56,278**
Austria	10	1	2
France/Monaco	18	10	9
Italy/San Marino	15	2	—
Netherlands	1	2	4
Luxembourg	1	4	4
Spain	13	2	3
	58	**21**	**22**
	466,795	**55,105**	**56,300**
c) By type of mortgaged property			
Commercial property		13,003	13,673
Residential property		39,526	39,903
Undeveloped real estate		138	137
Buildings under construction (non-productive)		2,387	2,538
Agricultural property		51	49
		55,105	**56,300**
2. Repayments			
Scheduled repayments		2,655	2,681
Non-scheduled repayments		4,241	4,210
Repayments on expiry of fixed-interest period		3,812	3,939
		10,708	**10,830**

	Number of proceedings	Commercial property	of which: Residential property
3. Foreclosures and sequestrations			
a) Pending at December 31, 2004			
Foreclosure proceedings	4,423	328	4,095
Sequestration proceedings	193	45	148
Foreclosure and sequestration proceedings	3,200	390	2,810
	7,816	**763**	**7,053**
(comparable figures for 2003	9,254	863	8,391)
b) Foreclosures finalized in 2004	**4,582**	**330**	**4,252**
(comparable figures for 2003	3,288	187	3,101)
4. Land takeovers in settlement of loans			
Land takeovers in 2004			
to avoid losses on mortgage loans	—	—	—
(comparable figures for 2003	—	—	—)

Interest in arrears

Interest in arrears on mortgages due between October 1, 2003 and September 30, 2004 totaled €83 million, and a provision for such was set aside to the extent required. Arrears break down as follows:

€ millions	2004	2003
Commercial property	20	30
Residential property	63	95

The present annual financial statements were prepared on March 1, 2005.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE MANAGEMENT BOARD

Jentzsch Kemmer Licci Mendel

Rampl Randa Sprissler

Auditor's Report

We have audited the annual financial statements, together with the bookkeeping system, the management report and the risk report of the Company Bayerische Hypo- und Vereinsbank AG, for the business year from January 1 to December 31, 2004. The maintenance of the books and records and the preparation of the annual financial statements, management report and risk report in accordance with German commercial law and supplementary provisions in the articles of incorporation agreement are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, the management report and the risk report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with principles of proper accounting and in the management report and the risk report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements, the management report and the risk report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements, management report and risk report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with principles of proper accounting. On the whole the management report and the risk report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Munich, March 4, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann	Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer

Published by

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

DISCLAIMER
The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000.
For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as EUR 6,171,000.
This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Printed in Germany

HVB Group

82-3777

INVESTOR RELATIONS RELEASE **MARCH 17, 2005**

HVB Group publishes Annual Report for 2004

Today HVB Group published its annual report for fiscal 2004. The report contains detailed information on the consolidated financial statements and the Bank's current situation. The preliminary, unaudited results published on February 24 have now been audited unchanged by the auditors and were approved by the Supervisory Board at its meeting yesterday. Already in February the Bank had published the balance sheet and income statements together with segment reports and notes. What is new are the exhaustive notes and the presentation of the business segments.

Shareholders of HVB Group will find information in the Annual Report on the following topics:

- "Shareholder Information": among other things in the Board spokesman's Letter to Our Shareholders, the report of the chairman of the Supervisory Board and information on corporate governance;
- a special chapter on value-oriented development and value-based management;
- explanations of business segments and service divisions;
- Management's Discussion and Analysis with a presentation of business development and an extensive risk report;
- full consolidated financial statements, complete with income statement, balance sheet and exhaustive notes on individual items.

The Annual Report can be downloaded now from the Internet. The German version can be found at http://www.hvbgroup.com/berichte
and the English version at http://www.hvbgroup.com/reports

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pres-sures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

INVESTOR RELATIONS RELEASE **17. MÄRZ 2005**

HVB Group legt Geschäftsbericht 2004 vor

Die HVB Group hat heute ihren Geschäftsbericht für das Jahr 2004 veröffentlicht. In dem Jahresbericht sind detaillierte Informationen zum Konzernabschluss und zur Lage der Bank enthalten. Das am 24. Februar veröffentlichte vorläufige, untestierte Ergebnis ist in unveränderter Form nunmehr mit dem Testat der Wirtschaftprüfer versehen und vom Aufsichtsrat in seiner Sitzung am gestrigen Tag festgestellt worden. Die Bank hatte schon im Februar neben der Bilanz und den Gewinn- und Verlustrechnungen auch die Segmentberichterstattung sowie einige Erläuterungen vorgelegt. Neu sind nun insbesondere die ausführlichen Erläuterungen (Notes) und die Präsentation der Geschäftsfelder.

Die Aktionäre der HVB Group finden in dem Geschäftsbericht Informationen zu folgenden Themen:

- "An unsere Aktionäre": unter anderem mit dem Aktionärsbrief des Vorstandssprechers, dem Bericht des Aufsichtsratsvorsitzenden und Informationen zur Corporate Governance,
- ein Sonderkapitel zur wertorientierten Weiterentwicklung und Steuerung des Unternehmens,
- Erläuterungen zu den Geschäftsfeldern und Dienstleistungsbereichen,
- den Konzernlagebericht mit der Darstellung der Geschäftsentwicklung und einem umfassenden Risikobericht
- sowie den vollständigen Konzernabschluss mit Gewinn- und Verlustrechnung und Bilanz sowie ausführlichen Notes zu den Einzelpositionen.

Der Geschäftsbericht kann ab sofort im Internet herunter geladen werden. Die deutsche Fassung steht unter http://www.hvbgroup.com/berichte
die englische unter http://www.hvbgroup.com/reports

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Aussagen in dieser Publikation zu unseren Absichten, Erwartungen, Meinungen oder Vorhersagen sind in die Zukunft gerichtete Prognosen. Sie basieren auf Informationen, Plänen, Schätzungen und Vorhersagen, die uns zu dem Zeitpunkt der Veröffentlichung zur Verfügung standen. Spätere Informationen und Ereignisse sind in unseren Aussagen nicht berücksichtigt. Durch die Veröffentlichung übernehmen wir weder ausdrücklich noch konkludent eine Verpflichtung zur Aktualisierung getroffener Aussagen.

Es gibt vielfältige Ursachen dafür, warum in die Zukunft gerichtete Prognosen sich im Nachhinein als unvollständig oder unrichtig herausstellen können. Sich verändernde Konditionen der Finanzmärkte in Regionen, in welchen wir uns engagieren, administrative und legislative Tendenzen und Fortentwicklungen, das Verhalten von Konkurrenten im Markt, Ausfallrisiken im Kredit- und Handelsbereich gehören hierzu wie auch die Verläßlichkeit unserer Risikomanagementsysteme und mögliche Veränderungen jeglicher Art in der HVB Group.

82-3777

GESCHÄFTSBERICHT 2004

Jahresabschluss AG

HypoVereinsbank

Ein Mitglied der HVB Group

INHALT

[illegible]

Lagebericht

[illegible]verlauf und Lage
[illegible] Start unseres Strategie-
[illegible] »Mit Europa wachsen«
[illegible] Neuausrichtung der
[illegible]finanzierung
[illegible] Deutschland
[illegible]rechnung
Bilanz
[illegible]stellen
Vorgänge
[illegible] 31. Dezember 2004
[illegible]

[illegible]bericht

Die HVB AG als Risikonehmer
[illegible] und Überwachung
der Risiken
[illegible]arten und -messung
[illegible]banksteuerung
Risikoarten im Einzelnen

Gewinn- und Verlustrechnung
Bilanz
Anhang

LAGEBERICHT

GESCHÄFTSVERLAUF UND LAGE

2004: Start unseres Strategieprogramms »Mit Europa wachsen« und Neuausrichtung der Immobilienfinanzierung im Geschäftsfeld Deutschland

Im Jahr 2004 haben wir mit der im April erfolgreich durchgeführten Kapitalerhöhung und der angekündigten Neuausrichtung der Immobilienfinanzierung die Phase grundlegender Weichenstellungen abgeschlossen.

Nach dem Transformationsprogramm des Jahres 2003 mit weitreichenden Veränderungen der Konzernstrukturen und der Bereinigung des Beteiligungsportfolios im Jahresabschluss 2003 wurden somit wesentliche Grundlagen für unser Strategieprogramm »Mit Europa wachsen« gelegt, das wir im Berichtsjahr gestartet haben und im Jahr 2005 beschleunigt fortsetzen wollen.

Die Erfolgsrechnung des Jahres 2004 war durch eine Sonderwertberichtigung in Höhe von 2,5 Mrd € im Zusammenhang mit der Überführung der Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäftes der HVB AG sowie der Restbestände des Segments Workout Immobilien in das neue Segment Real Estate Restructuring, mit dem Ziel, die diesem Segment zugeordneten Portfolios marktfähig zu machen sowie der Bildung einer Restrukturierungsrückstellung für unser Effizienzsteigerungsprogramm in Höhe von 250 Mio € belastet.

Durch diese Sonderbelastungen weisen wir ein negatives Ergebnis vor Steuern in Höhe von 2468 Mio € bzw. einen Jahresfehlbetrag in Höhe von 2540 Mio € aus.

Neuausrichtung der Immobilienfinanzierung

Die Situation auf den deutschen Immobilienmärkten blieb weiterhin schwierig. In unterschiedlichem Ausmaß und bei deutlich regionalen Unterschieden gaben nahezu alle Märkte Anlass zur Sorge. Der Wohnungsmarkt zeigte Anzeichen einer Konsolidierung; allerdings nahmen die Zwangsversteigerungen zu, während sich die Leerstände in strukturschwachen Regionen nur langsam abbauten. Erhebliche Leerstände gab es bei den Büroimmobilienmärkten; dies führte zu einem anhaltenden Druck bei Neuvertragsmieten. Der Markt für Einzelhandelsimmobilien litt bei einem kontinuierlich steigenden Verkaufsflächenangebot unter dem schwachen privaten Verbrauch.

Auf Grund der anhaltend schwierigen Situation auf den deutschen Immobilienmärkten haben wir eine strategische Neuausrichtung beschlossen.

Die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG werden ebenso wie die Restbestände des Segments Workout Immobilien in das neue Segment Real Estate Restructuring überführt. Ziel ist es, die diesem Segment zugeordneten Portfolios marktschonend unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen. Um einen zügigen Abbau dieser Portfolios zu ermöglichen, ist eine Änderung der Bewertungsmethode der Immobiliensicherheiten für diese Portfolios erforderlich. Abweichend vom bisherigen Vorgehen, das in vielen Fällen auf eine – auch längerfristige – Sanierung der einzelnen Engagements mit anschließender Rückführung ins Normalgeschäft ausgerichtet war, erfolgt nunmehr eine Bewertung zu Liquidationswerten. Deshalb wurde eine Zuführung zu Sonderwertberichtigungen in Höhe von 2,5 Mrd € notwendig.

Effizienzsteigerungsprogramm
Mit unserem im Herbst 2004 gestarteten Effizienzsteigerungsprogamm PRO (Prozess-Redesign und -Optimierung) wollen wir die Effizienz im Konzern nachhaltig erhöhen. Dieses Programm dient der Verschlankung unserer Abläufe und der Optimierung der Back-Office-Bereiche und wurde im Jahresabschluss 2004 mit einer Restrukturierungsrückstellung im Umfang von 250 Mio € berücksichtigt.

»Mit Europa wachsen«: Gute Fortschritte im operativen Kerngeschäft...
Mit unserem Strategieprogramm »Mit Europa wachsen« konzentrieren wir uns neben einem aktiven Kapital- und Risikomanagement und dem anhaltenden Schärfen unseres Geschäftsprofils insbesondere auf die Erhöhung unserer operativen Profitabilität. Unsere Neugeschäftsinitiativen haben wir forciert und weitere Fortschritte bei der Kundengewinnung und der Intensivierung der Produktnutzung erzielt. In sämtlichen europäischen Kernregionen – Deutschland, Österreich sowie Zentral- und Osteuropa – konnten wir unsere Marktstellung mit innovativen Produkten bei Privat- und Firmenkunden weiter ausbauen.

Im Geschäftsfeld Deutschland erzielten wir mit unserer Kundeninitiative MOVE bereits 2004 erfreuliche Zuwächse im Neugeschäft mit innovativen Produkten für Privat- und Firmenkunden. Anknüpfend an diese Erfolge wollen wir zum einen das Cross-Selling intensivieren und zum anderen die Neukundengewinnung forcieren.

Im Geschäftsfeld Corporates & Markets sind wir mit einem Vertriebsansatz, der alle Assetklassen und Produktgruppen integriert, gut positioniert, um den gesamten Bedarf unserer Kunden abzudecken. Zentraler Werttreiber ist dabei unsere Kompetenz bei innovativen, maßgeschneiderten Finanzierungslösungen und Risikomanagement-Produkten.

... und weiterer Ausbau unserer Marktposition in Zentral- und Osteuropa
Über die Bank Austria Creditanstalt ist die HVB Group die führende Netzwerkbank in Zentral- und Osteuropa. Unsere Präsenz erstreckt sich auf insgesamt 16 Staaten, in denen wir über vier Millionen Kunden betreuen. Im Sommer des Jahres hatten wir eine Offensive im Privatkundengeschäft in der Region begonnen. Wir werden bis zu 200 neue Filialen eröffnen und die Anzahl unserer Kunden kräftig steigern. Wir setzen in Zentral- und Osteuropa auch weiterhin primär auf organisches Wachstum, prüfen aber gezielt auch wertgenerierende Akquisitionsmöglichkeiten.

Mit der für das erste Quartal 2005 vorgesehenen Erhöhung der Beteiligung der HVB an der International Moscow Bank (IMB) auf knapp 53% bauen wir unsere Position in Russland aus. Die hoch profitable IMB ist eines der in Russland führenden Institute im Privatkunden-, Firmenkunden- und Kapitalmarktgeschäft. Mit der IMB wollen wir an der erwartet positiven gesamtwirtschaftlichen Entwicklung des Landes partizipieren und das Potenzial des russischen Bankenmarktes für uns und unsere Kunden erschließen.

Integration Vereins- und Westbank AG
Die HVB AG und die Vereins- und Westbank Aktiengesellschaft (VuW AG) haben sich Anfang April 2004 auf ein Integrationsmodell verständigt, das im Rahmen der Hauptversammlung der VuW AG am 15. April 2004 auch der Öffentlichkeit vorgestellt wurde. Im März 2004 hatte die HVB AG ihren Anteil an der VuW AG auf mehr als 95% erhöht und den Ausschluss der Minderheitsaktionäre angekündigt (Squeeze-out-Verfahren). Der Übertragungsbeschluss war auf einer außerordentlichen Hauptversammlung der VuW AG am 24. Juni 2004 gefasst worden. Im Rahmen eines gerichtlichen Vergleichs wurde die Barabfindung am 29. Oktober 2004 erhöht und der Übertragungsbeschluss anschließend in das Handelsregister eingetragen. Damit sind rund 2,79 Millionen Aktien der Minderheits-Aktionäre der VuW AG kraft Gesetzes auf die HVB AG übergegangen. Die Verschmelzung der VuW AG auf die HVB AG wurde mit der Eintragung im Handelsregister des Amtsgerichts München am 14. Januar 2005 wirksam.

Die Übertragung des Vermögens der VuW AG auf die HVB AG erfolgte mit Wirkung zum Ablauf des 30. Juni 2004. Zu diesem Datum stellte die VuW AG eine Schlussbilanz auf. Ab dem 1. Juli 2004 gelten alle Handlungen und Geschäfte der VuW AG als für Rechnung der HVB AG vorgenommen.

Die Aktivitäten der VuW AG im zweiten Halbjahr sind dementsprechend in die Posten der Gewinn- und Verlustrechnung der HVB AG mit eingeflossen. Ein Vergleich mit den Werten des Vorjahres ist daher nur eingeschränkt möglich.

Durch die Bilanzierung der Verschmelzung nach der Anschaffungskostenmethode nach §2 UmwG in Verbindung mit § 253 HGB ergeben sich für 2004 Auswirkungen auf die Gewinn- und Verlustrechnung der HVB AG in Höhe von saldiert + 9 Mio €.

Erfolgsrechnung

Die Gewinn- und Verlustrechnung der HVB AG wurde im Berichtsjahr 2004 von einigen wesentlichen Sondereffekten geprägt:

- Der Zinsüberschuss erhöhte sich auf 3465 Mio €. Die positive Entwicklung ist im Wesentlichen auf die Anlage der Ende März 2004 zugeflossenen Liquidität aus der Kapitalerhöhung, der Wiederanlage von Veräußerungserlösen aus Finanzanlagebeständen sowie auf die höheren Erträge aus unserem Anteilsbesitz zurückzuführen. Belastet wurde der Zinsüberschuss durch den geplanten Abbau von Risikoaktiva sowie durch Währungskurseffekte aus der Umrechnung der Ergebnisse unserer Auslandsniederlassungen.
- Zur Verbesserung des Provisionsüberschusses auf 1201 Mio € haben überwiegend die gestiegenen Provisionserträge aus dem Wertpapier- und Depotgeschäft, dem Vermittlungsgeschäft insbesondere im Zusammenhang mit Lebensversicherungen und dem Zahlungsverkehr beigetragen.
- Das Nettoergebnis aus Finanzgeschäften hat mit 168 Mio € unsere Erwartungen nicht erfüllt. Der Rückgang gegenüber dem Vorjahr ist mit über zwei Dritteln auf das zins- und währungsbezogene Geschäft zurückzuführen.
- Die Verwaltungsaufwendungen in Höhe von 3032 Mio € stiegen im Berichtsjahr vor allem auf Grund der Verschmelzung der VuW AG. Der Personalaufwand erhöhte sich dadurch überproportional auf 1608 Mio €. Die anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen lagen mit 1424 Mio € ebenfalls migrationbedingt über dem Vorjahr. Auf immaterielle Anlagewerte und Sachanlagen waren 83 Mio € abzuschreiben.
- Der Saldo der sonstigen betrieblichen Erträge/Aufwendungen wird mit 44 Mio € ausgewiesen (Vorjahr: 11 Mio €).

Gewinn- und Verlustrechnung

	2004	2003	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	3 465	3 224	+ 241	+ 7,5
Provisionsüberschuss	1 201	1 043	+ 158	+ 15,1
Nettoergebnis aus Finanzgeschäften	168	395	– 227	– 57,4
Verwaltungsaufwendungen	3 032	2 765	+ 267	+ 9,6
Personalaufwand	1 608	1 371	+ 237	+ 17,3
Andere Verwaltungsaufwendungen[1]	1 424	1 394	+ 30	+ 2,1
Saldo der sonstigen betrieblichen Erträge/Aufwendungen	44	11	+ 33	>+ 100,0
Betriebsergebnis vor Risikovorsorge	**1 846**	**1 908**	**– 62**	**– 3,2**
Risikovorsorge	1 295	1 595	– 300	– 18,7
Betriebsergebnis	**551**	**313**	**+ 238**	**+ 76,1**
Zuführung zu Restrukturierungsrückstellungen	250	—	+ 250	
Zuführung zu Sonderwertberichtigungen	2 500	—	+ 2 500	
Saldo sonstiges Geschäft	– 269	– 3 583	+ 3 314	+ 92,5
Ergebnis vor Steuern	**– 2 468**	**– 3 270**	**+ 802**	**+ 24,5**
Steuern	72	33	+ 39	>+ 100,0
Jahresüberschuss/-fehlbetrag	**– 2 540**	**– 3 303**	**+ 763**	**+ 23,1**
Veränderung der Rücklagen	2 540	3 303	– 763	– 23,1
Bilanzgewinn	—	—	—	—

[1] Einschließlich Normalabschreibungen auf Sachanlagen.

- Da die Verwaltungsaufwendungen stärker stiegen als die operativen Erträge, verschlechterte sich die Cost-Income-Ratio auf 62,1% (2003: 59,2%). Bereinigt um Sondereffekte im Zinsüberschuss in den beiden Jahren hat sich die Cost-Income-Ratio mit 64,6% ebenfalls verschlechtert (2003: 62,2%).
- Das Bewertungsergebnis Kreditgeschäft lag für das Jahr 2004 – ohne Sonderwertberichtigung – bei 1320 Mio €. Das entspricht einem Rückgang von 293 Mio €.
- Das Ergebnis aus dem Liquiditätsvorsorgebestand wird mit 25 Mio € ausgewiesen (Vorjahr: 18 Mio €).
- Das Betriebsergebnis konnte, trotz höheren Verwaltungsaufwendungen, wegen der gestiegenen operativen Erträge und der niedrigeren Risikovorsorge auf 551 Mio € verbessert werden (2003: 313 Mio €).
- Für ein Maßnahmenpaket im Rahmen unseres Effizienzsteigerungsprogramms PRO haben wir Restrukturierungsrückstellungen in Höhe von 250 Mio € gebildet und separat ausgewiesen.
- Hinsichtlich der Zuführung zu Sonderwertberichtigungen in Höhe von 2,5 Mrd € verweisen wir auf die Beschreibung im Abschnitt »Neuausrichtung der Immobilienfinanzierung« bzw. im Anhang »Außerordentliche Aufwendungen«.
- Im Saldo sonstiges Geschäft weisen wir einen Aufwand von 269 Mio € aus (2003: – 3583 Mio €).

  Belastend wirkten vor allem Aufwendungen aus Verlustübernahmen in Höhe von 218 Mio € (2003: 157 Mio €). Die Verlustübernahmen betreffen mit 210 Mio € die HVB Immobilien AG wegen des bestehenden Ergebnisabführungsvertrages mit der HVB AG. Sie beinhalten die Verluste der zum Teilkonzern HVB Immobilien AG gehörenden Projektgesellschaften. Durch die Verlustübernahme sind auch die Ergebnisse dieser Gesellschaften in der HVB AG enthalten. Im Zusammenhang mit der im Vorjahr erfolgten Abspaltung der Hypo Real Estate Group haben wir die Verpflichtung übernommen, Jahresfehlbeträge der Hypo Real Estate Bank AG bis zu maximal 590 Mio € zu übernehmen, soweit diese durch gebildete Einzelwertberichtigungen bedingt sind. Hieraus entstand im Jahr 2004 letztmals ein Aufwand in Höhe von 130 Mio € (Vorjahr: 460 Mio €).

  Begünstigend in Höhe von per Saldo 79 Mio € waren Zu- und Abschreibungen sowie Erlöse aus Verkäufen unseres Anteilsbesitzes (zum Beispiel Bankhaus BethmannMaffei OHG, Brau und Brunnen Aktiengesellschaft, konzerninterner Verkauf INDEXCHANGE Investment AG).
- Der Aufwand für Steuern vom Einkommen und vom Ertrag hat sich von 29 Mio € auf 68 Mio € erhöht. Die sonstigen Steuern beliefen sich auf 4 Mio €.
- Hauptsächlich wegen der Sonderwertberichtigung auf Immobilienaltengagements ist ein Jahresfehlbetrag in Höhe von 2540 Mio € entstanden, der durch eine Entnahme aus der Kapitalrücklage gemäß § 150 Abs. 4 AktG ausgeglichen wird.

Bilanz

Trotz Verschmelzung der VuW AG auf die HVB AG haben sich kaum Veränderungen in der Bilanzstruktur ergeben:

- Die Bilanzsumme der HVB AG belief sich zum 31. Dezember 2004 auf 298,5 Mrd €, das sind 0,8% weniger als in 2003. Der Rückgang ist auf Grund der Verschmelzung der VuW AG mit der HVB AG moderater als im Vorjahr (– 12,3%).

  Die Forderungen an Kunden reduzierten sich unter anderem auf Grund der Zuführung zu Sonderwertberichtigungen. Die Forderungen an Kreditinstitute minderten sich im Wesentlichen wegen der wegfallenden Forderungen an der VuW AG.

  Das Kreditvolumen (Kredite an Kreditinstitute und Kunden einschließlich Eventualverbindlichkeiten) haben wir auf 199,1 Mrd € (– 2,2%) reduziert, davon entfielen 17,8 Mrd € (– 15,6%) auf Kommunalkredite und 98,5 Mrd € (– 5,9%) auf Hypothekendarlehen.

  Die Bestände an Schuldverschreibungen und anderen festverzinslichen Wertpapieren erhöhten sich um 9,7% auf 48,9 Mrd €. Die Aktien und anderen nicht festverzinslichen Wertpapiere verringerten sich um 5,1% auf 9,8 Mrd €. Die Anteile an Beteiligungen und verbundenen Unternehmen erhöhten sich von 10,7 Mrd € auf 11,0 Mrd €. Der Anstieg resultiert aus Zugängen und Kapitaleinzahlungen.
- Die Refinanzierung wurde dem verminderten Aktivvolumen angepasst. Dabei haben wir die Verbindlichkeiten gegenüber Kreditinstituten (– 6,7%) reduziert sowie die verbrieften Verbindlichkeiten (– 7,6%) durch vorzeitige Rücknahmen verringert. Das Genussrechtskapital ist um 75,1% und der Fonds für allgemeine Bankrisiken um 44,9% durch die Verschmelzung mit der VuW AG gestiegen.

  Die im April erfolgreich abgeschlossene Kapitalerhöhung erhöhte unser bilanzielles Eigenkapital um 2,9 Mrd €. Durch den Ausgleich des Jahresfehlbetrages in Höhe von 2,5 Mrd € reduzierten sich die Kapitalrücklagen zum Jahresende auf 8,9 Mrd €. Das bilanzielle Eigenkapital beträgt nunmehr 11,1 Mrd € nach 10,7 Mrd € in 2003.

- Die Risikoaktiva nach den Eigenmittelempfehlungen des Baseler Ausschusses für Bankenaufsicht (BIZ) betrugen nach festgestelltem Jahresabschluss 157,6 Mrd €. Die Marktrisikopositionen beliefen sich auf 1,3 Mrd €.
- Im Berichtsjahr belief sich das Kernkapital (KWG) nach festgestelltem Jahresabschluss auf 11,3 Mrd €. Die Eigenmittel, die neben dem haftenden Eigenkapital (17,0 Mrd €) auch die so genannten Drittrangmittel (1,0 Mrd €) einschließen, betrugen 18,0 Mrd €. Damit errechnet sich eine Kernkapitalquote in Höhe von 7,5% und eine Eigenmittelquote von 10,6%.
- Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert in 2004 durchschnittlich auf 1,2 (2003: 1,2).

Geschäftsstellen

Die HVB AG unterhielt am Jahresende 663 Geschäftsstellen. Durch die Verschmelzung der VuW AG haben sich die inländischen Filialen um 144 Geschäftsstellen in Norddeutschland und die ausländischen Geschäftsstellen um die Filiale Vilnius erhöht. Im Ausland haben wir des Weiteren im August eine neue Filiale in Tallinn eröffnet.

Geschäftsstellen nach Regionen

	2003	Zugänge	Abgänge		2004
		Neu-eröffnungen	Schließungen	Zusammen-legungen	
Deutschland					
Baden-Württemberg	23	—	—	—	23
Bayern	374	—	2	4	368
Berlin	6	—	—	—	6
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	—	32	—	—	32
Hessen	12	—	—	—	12
Mecklenburg-Vorpommern	—	8	—	—	8
Niedersachsen	—	25	—	—	25
Nordrhein-Westfalen	19	—	—	—	19
Rheinland-Pfalz	22	—	—	—	22
Saarland	9	—	—	—	9
Sachsen	10	—	—	—	10
Sachsen-Anhalt	6	5	—	—	11
Schleswig-Holstein	—	75	1	—	74
Thüringen	8	1	—	—	9
Zwischensumme	**497**	**146**	**3**	**4**	**636**
Übrige Regionen					
Europa	7	2	—	1	8
Amerika	5	—	—	—	5
Asien	11	—	—	—	11
Afrika	2	—	—	—	2
Australien	1	—	—	—	1
Zwischensumme	**26**	2	—	**1**	**27**
Insgesamt	**523**	**148**	3	5	**663**

Vorgänge nach dem 31. Dezember 2004

Im Januar 2005 haben wir bekannt gegeben, dass die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts sowie die Restbestände des Segments Workout Immobilien in das neue Segment Real Estate Restructuring überführt werden. Dieses wird ein Volumen von 15,4 Mrd € umfassen.

Darüber hinaus fanden keine berichtenswerten Vorgänge nach dem 31. Dezember 2004 statt.

Ausblick

Der Lagebericht sowie der Bericht im Übrigen enthalten die Zukunft betreffende Aussagen, Erwartungen und Prognosen. Diese zukunftsbezogenen Aussagen beruhen auf Planungen und Schätzungen auf der Basis aller uns derzeit zur Verfügung stehenden Informationen. Wir übernehmen keine Verpflichtung, diese Aussagen angesichts neuer Informationen oder künftiger Ereignisse zu aktualisieren. Die zukunftsbezogenen Aussagen können mit bekannten oder unbekannten Risiken und Ungewissheiten verbunden sein und die tatsächlichen Ergebnisse und Entwicklungen deshalb wesentlich von den zur Zeit erwarteten abweichen. Derartige Abweichungen können insbesondere aus Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, der Entwicklung der internationalen Kapitalmärkte, dem möglichen Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, der Umsetzung von Restrukturierungsmaßnahmen, nationalen und internationalen Gesetzesänderungen, vor allem hinsichtlich steuerlicher Regelungen, der Zuverlässigkeit unserer Verfahren und Methoden zum Risikomanagement sowie aus anderen, zum Teil im Risikobericht detaillierter dargestellten Risiken resultieren.

Gesamtwirtschaftliche Entwicklung

Die Weltwirtschaft dürfte erneut kräftig wachsen, wenn auch wohl nicht so stark wie noch in 2004. Insbesondere die sich abzeichnende langsamere Gangart der US-Wirtschaft dämpft die globale Dynamik. Dem stehen freilich weiterhin die prosperierenden Regionen Emerging Asia sowie Zentral- und Osteuropa entgegen. Nach einem Zuwachs von rund 4% in 2004 zeichnet sich für das laufende Jahr eine Ausweitung der weltweiten Wertschöpfung von etwa 3% ab.

Die schwächere globale Dynamik hinterlässt auch in der Euro-Zone Spuren. So dürfte das Wachstum in diesem Jahr auf 1,5% zurückfallen (2004: + 1,8%), in Deutschland sogar auf lediglich knapp 1% (2004: + 1,6%). Hinter dieser vordergründig enttäuschenden Entwicklung verbirgt sich indes eine für die mittelfristigen Wachstumsperspektiven wichtige Veränderung: Dank umfangreicher Strukturreformen in den vergangenen zwei Jahren haben sich die Perspektiven für eine durchgreifende Stärkung der binnenwirtschaftlichen Auftriebskräfte – insbesondere in Deutschland – signifikant verbessert. Anfangs überwiegen die mit Veränderungsprozessen unvermeidlich verbundenen Belastungen, wie zum Beispiel der Anstieg der offiziellen Erwerbslosigkeit auf über 5 Millionen in Deutschland. Insbesondere die Flexibilisierung der Arbeitsmärkte aber dürfte im Verlauf des Jahres 2005 zu einer Ausweitung der Erwerbstätigkeit und damit einer Verstetigung von Konsum- und Investitionsplänen beitragen.

Für 2005 ist in Österreich mit einem nur wenig schwächeren Wachstum als 2004 zu rechnen (1,9%). Die nachlassende Auslandsnachfrage sollte durch eine stärkere Inlandsnachfrage, gestützt auch von der Steuerreform, aufgefangen werden. Die Inflation sollte gegen Jahresende wieder unter 2% kommen.

Für Zentral- und Osteuropa ist mit einem leicht schwächeren Wachstum 2005 zu rechnen, das jedoch erneut über 4% betragen sollte, in Südosteuropa knapp unter 5%. Vor allem die Investitionen sollten dabei das Wachstum stützen.

Branchenentwicklung

Für das europäische Bankgeschäft werden sich die Rahmendaten in 2005 dennoch verbessern. Zwar fehlt es weiterhin an konjunkturellem Rückenwind, dazu fallen die gesamtwirtschaftlichen Wachstumsraten zu gering aus. Andererseits aber verschaffen die Strukturreformen den Marktkräften neue Entfaltungsmöglichkeiten. Bei der deutschen Kreditindustrie spielt neben der Fokussierung auf Ertragsinitiativen auch eine weiterhin strikte Kostenkontrolle verbunden mit einem straffen Management der Risikokosten eine entscheidende Rolle im Hinblick auf eine zunehmende Verbesserung der Ertragslage.

Planung

Unserer eigenen Planung haben wir für Deutschland folgende Prämissen zugrunde gelegt:

- Wachstum des Bruttoinlandsprodukts knapp 1%; der globale Aufschwung verliert leicht an Fahrt, setzt sich jedoch fort;
- Inflationsrate 1,5%;
- Langfristige Zinsen in einer Bandbreite von 4,5% und 5,5%;
- Leichte Entspannung bei den Unternehmensinsolvenzen.

Entwicklung der HVB AG

In der HVB AG wollen wir die operativen Erträge insgesamt spürbar steigern: Im Zinsüberschuss erwarten wir gegenüber dem durch Sondereffekte begünstigten Vorjahr einen Rückgang, der durch eine kräftige Steigerung des Nettoerfolges aus Finanzgeschäften mehr als ausgeglichen werden soll. Wegen höherer Provisionen im Wertpapier- und Depotgeschäft wird der Provisionsüberschuss nach unseren Planungen über dem Vorjahresniveau liegen.

Die Personal- und anderen Verwaltungsaufwendungen werden gegenüber 2004 moderat steigen. Aufwendungen zur Umsetzung unseres Effizienzsteigerungsprogramms PRO haben wir im Jahresabschluss 2004 bereits berücksichtigt.

Infolge der geänderten Bewertung der Immobilienaltengagements rechnen wir für die HVB AG mit einer deutlich reduzierten Kreditrisikovorsorge.

In den Positionen unterhalb des Betriebsergebnisses entfallen neben den Sondereffekten aus der Zuführung zu Restrukturierungsrückstellungen und zu Sonderwertberichtigungen auch die Belastung aus der Risikoabschirmung für die Hypo Real Estate Bank AG, die in 2004 noch mit 130 Mio € enthalten war.

Insgesamt rechnen wir auf Grund der beschriebenen Entwicklungen für das Jahr 2005 mit einem kräftigen Anstieg des Jahresüberschusses, der neben der Zahlung einer angemessenen Dividende auch wieder eine Dotierung unserer Rücklagen und damit eine Stärkung unserer Kapitalbasis erlauben wird.

RISIKOBERICHT

Die HVB AG als Risikonehmer

Das Erzielen von Erträgen im Bankgeschäft ist in der Regel nicht ohne das Eingehen von Risiken möglich. Dabei beinhaltet der Begriff Risiko die Möglichkeit, dass sich die künftige wirtschaftliche Lage der HVB AG negativ entwickelt. Insofern sind der bewusste Umgang, das aktive Management und die laufende Überwachung von Risiken Kernelemente der erfolgsorientierten Geschäftssteuerung der HVB AG.

Die darauf aufbauende konsequente Verzahnung von Rentabilitäts- und Risikokriterien in allen Geschäftsfeldern und Funktionen unserer Bank betrachten wir dementsprechend als eine unserer Kernaufgaben.

Management und Überwachung der Risiken

1 Risikomanagement

Im Rahmen des Risikomanagements definiert die Bank auf Konzernebene ihre Gesamtrisikostrategie, das heißt insbesondere bestimmt sie auf Basis der zur Verfügung stehenden Risikodeckungsmasse, in welchem Umfang und in welcher Weise sich die einzelnen Geschäftsfelder und Ressorts risikomäßig exponieren dürfen. Bei jeder Risikoübernahme ist somit zu prüfen, ob sie aus Risikotragfähigkeitskalkülen möglich und aus Chance-Risiko-Kalkülen lohnenswert ist.

Die verschiedenen Geschäftsfelder und Ressorts setzen durch das gezielte und kontrollierte Eingehen von Risikopositionen die ihnen vorgegebene Risikostrategie ergebnisverantwortlich um. Im Rahmen von Limitsystemen verfügen sie dabei über das ihnen zugewiesene regulatorische und ökonomische Kapital.

2 Risikoüberwachung

Der Prozess des Risikomanagements wird von einer umfassenden funktional wie organisatorisch unabhängigen Risikoüberwachung begleitet, unter der folgende Aufgaben zusammengefasst sind:

Im Rahmen der Risikoanalyse werden die Risiken der Geschäftstätigkeit identifiziert, analysiert sowie Methoden für ihre Erhebung entwickelt. Parallel dazu wird die verfügbare Risikodeckungsmasse definiert und quantifiziert.

Unter die sich anschließende Risikokontrolle fällt neben der Quantifizierung der eingegangenen Risiken und der Überwachung der erteilten Limite auch das Risikoreporting, durch das dem Management gleichzeitig Handlungsempfehlungen für künftige risikopolitische Entscheidungen an die Hand gegeben werden.

Der funktionalen Abgrenzung von Risikomanagement und Risikoüberwachung wird auch aus aufbauorganisatorischer Sicht Rechnung getragen.

3 Bereiche und Gremien

Risikomanagement

Die Wahrnehmung des Risikomanagements liegt im Rahmen der vom Konzernvorstand vorgegebenen Kompetenzen in den Händen der Geschäftsfelder und Ressorts. Auf Gesamtbankebene sind als wesentliche Gremien das Strategische Konzernkreditkomitee und das Group Asset Liability Committee zu nennen.

Als zentrales Gremium hat das Strategische Konzernkreditkomitee die Aufgabe, kreditstrategische Entscheidungen zu treffen. Diese umfassen im Wesentlichen die Kreditrisikostrategie, Kreditgrundsätze (Dachpolicy und spezielle Kreditgrundsätze), geschäftsfeldbezogene Risikostrategien, Grundsätze der Kreditorganisation sowie Risikobewertungsverfahren und -parameter. Unter Vorsitz des Chief Risk Officers sind im Strategischen Konzernkreditkomitee alle Geschäftsfelder, der Chief Credit Risk Officer sowie der Bereich Group Credit Risk Control repräsentiert.

Das Group Asset Liability Committee entscheidet im Rahmen seiner monatlichen Sitzungen über das Aktiv-Passiv-Management in der HVB AG und trifft Vorgaben für den Konzern. Dabei verfolgt das Gremium im Wesentlichen folgende Ziele:
- die optimale Nutzung der finanziellen Ressourcen Liquidität und Kapital im Konzern,
- die Abstimmung zwischen dem Bedarf der Geschäftsfelder an finanziellen Ressourcen und der Geschäftsstrategie des Konzerns,
- die Etablierung konzernweit einheitlicher Methoden im Aktiv-Passiv-Management.

Risikoüberwachung

Die Überwachung und Koordination der risikopolitischen Aktivitäten sind im Verantwortungsbereich des Chief Risk Officers angesiedelt. Seine Aktivitäten werden flankiert durch den Risikoausschuss des Aufsichtsrats, den Bereich Group Finance and Tax und die Konzernrevision.

Der aus fünf Mitgliedern bestehende Risikoausschuss des Aufsichtsrats trägt der eminenten Bedeutung einer ganzheitlichen Früherkennung sämtlicher Risiken für den Fortbestand des Unternehmens Rechnung. Der Risikoausschuss wird vom Vorstand in mindestens vier Sitzungen pro Jahr über die Risikosituation und das Risikomanagement unterrichtet. So erhält der Aufsichtsrat detaillierte Berichte über alle für die Bank relevanten Risiken.

Unter dem Dach des Chief Risk Officers sind die folgenden Bereiche organisiert, die sowohl Aufgaben für den Konzern als auch die HVB AG wahrnehmen:

- Group Credit Risk Control ist für das Kreditrisikocontrolling der HVB Group zuständig. Die Aufgabe beinhaltet die Anwendung, den Betrieb und die Weiterentwicklung von Kreditrisikomesssystemen. Die verwendeten Instrumente und Systeme umfassen sowohl die Ratingverfahren und Pricing-Tools als auch das Portfoliomodell für die Credit-Value-at-Risk-Berechnung. Außerdem erfolgt in dem Bereich das Reporting der Kreditportfolios der HVB AG sowie der HVB Group.

- Risk Control ist für die konzernweite Erfassung des Marktrisikos, Kontrahenten- und Emittentenrisikos, operationellen Risikos, Geschäftsrisikos sowie des Risikos aus bankeigenem Immobilienbesitz sowie Anteils- und Beteiligungsbesitz verantwortlich. Die Aufgaben und Kompetenzen umfassen die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung und Weiterentwicklung der jeweiligen Messmethoden sowie das Berichtswesen an den Chief Risk Officer und an den Konzernvorstand. Darüber hinaus ist Risk Control für die konzernweite Risikokapitalermittlung und -aggregation sowie die Umsetzung einheitlicher Risikocontrollingstandards unter Berücksichtigung entsprechender gesetzlicher – insbesondere aufsichtsrechtlicher – Anforderungen zuständig.

- Der Bereich Group Asset Liability Management verantwortet die konzernweite Steuerung der kurz- und langfristigen Liquidität zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und zur Optimierung der Refinanzierungskosten. Wesentliche Elemente sind ein koordinierter Geld- und Kapitalmarktauftritt und die Festlegung der Liquiditätsprofile der Konzerneinheiten. Zu den weiteren Aufgaben von Group Asset Liability Management zählen das Bilanzstrukturmanagement sowie Maßnahmen zur Steuerung des regulatorischen Kapitals. Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele unserer Bank. Mit Beginn des Jahres 2005 wurde der Bereich aus der Chief Risk Officer-Organisation herausgelöst und berichtet künftig an den Vorstand des Geschäftsfeldes Corporates & Markets.

- Im Ressort Credit & Risk Management sind die kreditbearbeitenden Einheiten des Normalgeschäfts im Sinne der MaK für das Kreditgeschäft des Geschäftsfeldes Deutschland gebündelt. Hierbei sind im Wesentlichen die Kreditanalysen und -entscheidungen sowie deren nachläufige Umsetzung und Bearbeitung zu nennen. Diese Tätigkeiten tragen insbesondere den aufsichtsrechtlichen Anforderungen Rechnung und decken unser Geschäft mit Privat-, Geschäfts- und Firmenkunden sowie professionellen Immobilienkunden ab. Die Bearbeitung der Immobilienfinanzierungen erfolgt durch den Bereich Immobilien-Service-Center, in welchem sämtliche Vorgänge im Verlauf aller Immobiliendarlehen ab der Refinanzierung bis zur Darlehensrückzahlung durchgeführt werden. Unterstützt wird dieses Ressort durch Branchenspezialisten, die bei Kreditengagements ab 5 Mio € für das Kreditgeschäft des Geschäftsfeldes Deutschland sowie generell für das Kreditgeschäft des Geschäftsfeldes Corporates & Markets in den Entscheidungsprozess eingebunden werden. Deren Votum bei den Kreditengagements sehen wir dabei als Mehrwertbeitrag im Sinne einer branchenorientierten Risikosteuerung an.

- Zu den Aufgaben des Chief Credit Risk Officers zählen der Risikovorsorge-Forecast, ausführliche Portfolioanalysen und die Erstellung zentraler Grundsätze bzw. Handlungsanweisungen für das gesamte Kreditgeschäft. Im Wesentlichen ist hier der Bereich Sanierung und Workout angesiedelt, dem die Zuständigkeiten für Risikofrüherkennung, Sanierungsaktivitäten und Workout/Sicherheitenverwertung obliegen. Unter anderem initiiert durch EDV-gestützte Risikohinweise werden auffällige Engagements im Rahmen eines Watchlistprozesses intensivbetreut. Im Falle notwendiger Sanierungsmaßnahmen erfolgt die Übergabe an die darauf spezialisierten Einheiten, welche die weitere Engagementstrategie festlegen und deren Umsetzung begleiten. Besteht keine Aussicht mehr auf eine erfolgreiche Sanierung, kommt es zum Workout des betreffenden Engagements.
- Im Fokus des Bereichs Immobilien-Bewertung und Consulting stehen die Bewertung von Einzelobjekten und Portfolios sowie die Analyse und Prognose von Immobilienmärkten. Dabei unterstützt der Bereich die Risikobeurteilung und -steuerung im Immobilienfinanzierungsgeschäft der HVB Group.

Der Bereich Group Finance and Tax bündelt die Aufgaben Group Accounting, Regulatory Reporting, Global Tax und Group Market Finance.

Der Teilbereich Group Accounting ist durch Analyse seiner periodisch erstellten Erfolgsrechnungen in der Lage, Fehlentwicklungen aufzuzeigen. Damit wird ein wichtiger Impuls für die Konformität mit dem Risikomanagementprozess geleistet. Der Teilbereich Regulatory Reporting hat die bankenaufsichtsrechtliche Berichterstattung zur Aufgabe. Darunter fallen neben dem Grundsatz I (Unterlegung von Risikoaktiva und Marktrisikopositionen mit Eigenmitteln) und dem Grundsatz II (Sicherstellung der jederzeitigen Liquidität des Instituts) insbesondere auch die Evidenz von Groß-, Millionen- und Organkrediten.

Darüber hinaus ist der Bereich Group Finance and Tax – gemeinsam mit dem Bereich Group Credit Risk Control – eng in die Aktivitäten unseres Basel-II-Projektes eingebunden.

Die Konzernrevision ist als unabhängiger organisatorischer Bereich direkt dem Chief Financial Officer (CFO) unterstellt und für den Konzernvorstand tätig. Sie erfüllt primär die Aufgaben der Internen Revision der HVB AG. Darüber hinaus hat sie auch einen Konzernauftrag. Die Bandbreite der Aufgaben erstreckt sich hierbei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Internen Revision der Tochtergesellschaften.

Gemäß den aufsichtsrechtlichen Mindestanforderungen an die Ausgestaltung der Internen Revision der Kreditinstitute (MaI) werden alle Betriebs- und Geschäftsabläufe innerhalb von drei Jahren geprüft – sofern dies sinnvoll und angemessen ist. Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen, werden mindestens jährlich geprüft.

In einem Jahresbericht wird dem Konzernvorstand ein Überblick über die Prüfungsergebnisse sowie über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben. Darüber hinaus wird der Ausschuss für Geschäftsprüfung des Aufsichtsrats in seinen regelmäßigen Sitzungen vom Leiter des Konzernbereichs Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit unterrichtet.

Risikoarten und -messung

1 Relevante Risikoarten

In der HVB AG differenzieren wir nach folgenden Risikoarten:

- Adressrisiko,
- Marktrisiko,
- Liquiditätsrisiko,
- Operationelles Risiko,
- Geschäftsrisiko,
- Risiko aus bankeigenem Immobilienbesitz,
- Risiko aus Anteils- und Beteiligungsbesitz,
- Strategisches Risiko.

2 Methoden der Risikomessung

Mit Ausnahme des Liquiditätsrisikos und des Strategischen Risikos werden alle Risikoarten nach einem Value-at-Risk-Ansatz gemessen, bei dem die potenziellen künftigen Verluste auf Basis eines definierten Konfidenzniveaus ermittelt werden.

Im Anschluss daran werden die ermittelten Risikokapitalgrößen auf Konzernebene aggregiert. Dabei wird für alle Risikoarten konsistent eine Haltedauer von einem Jahr und ein Konfidenzniveau von 99,95% unterstellt.

Bei dieser Aggregation werden Risiko mindernde Portfolioeffekte berücksichtigt, welche sowohl Korrelationen innerhalb der einzelnen Risikoarten zwischen Geschäfts- und Konzerneinheiten als auch solche über die Risikoarten hinweg erfassen.

Liquiditätsrisiko und Strategisches Risiko werden nicht über statistische Ansätze erfasst. Die hierfür angewandten Erhebungsmethoden werden in den relevanten Abschnitten dieses Risikoberichts aufgezeigt.

3 Weiterentwicklung der Risikomess- und Überwachungsmethoden

Die Risikomess- und Überwachungsmethoden unterliegen einem ständigen Weiterentwicklungs- und Verbesserungsprozess. Dieser resultiert auf der einen Seite aus unserem eigenen Qualitätsanspruch, auf der anderen Seite trägt die HVB AG damit den gesteigerten gesetzlichen – insbesondere aufsichtsrechtlichen – Anforderungen (vor allem Basel II) Rechnung.

Gesamtbanksteuerung

1 Duale Gesamtbanksteuerung

Im Fokus der kapitalmarktorientierten Steuerung in der HVB Group und damit auch der HVB AG steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Rendite-Risiko-Relationen. Im Rahmen des dualen Steuerungsprinzips werden den Geschäftsfeldern und Ressorts sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch Risikokapital zugeteilt. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarktes abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind.

2 Aufsichtsrechtliche Kapitaladäquanz

Gebundenes Kernkapital

Von den Geschäftsfeldern und Ressorts wird eine Kernkapitalunterlegung bezogen auf die Risikoaktiva von 7% und von 50% auf die zu unterlegenden Marktrisiken nach den Regeln der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht (BIZ) eingefordert. Auf das so ermittelte durchschnittlich gebundene Kernkapital wird der Anlagenutzen berechnet, der im Zinsüberschuss ausgewiesen wird. Dabei wird ein Zinssatz angewandt, der nach unserer empirischen Erhebung die langfristige Durchschnittsrendite einer risikofreien Anlage am Kapitalmarkt darstellt.

Steuerung der aufsichtsrechtlichen Eigenkapitalausstattung

Die Planung unseres aufsichtsrechtlichen Eigenkapitals erfolgt anhand folgender vier Kapitalquoten, für deren Steuerung wir intern Mindestwerte festgelegt haben:
- Kernkapitalquote (Verhältnis aus Kernkapital zu den Risikoaktiva),
- Kernkapitalerfüllungsquote (Verhältnis aus unserem tatsächlich vorhandenen zu dem aufsichtsrechtlich mindestens geforderten Kernkapital),
- Eigenkapitalquote (Verhältnis aus Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).


Ergebnisanspruch
des Kapitalmarktes an HVB Group
Verzinsungsansprüche auf
Kapitalressourcen
Gebundenes
Kernkapital
Trägt den bankaufsichtsrechtlichen Anforderungen Rechnung
Risikokapital
Trägt dem ökonomischen Risiko Rechnung
Ressourcenoptimierung

Die Abschmelzung und die Volatilität der Eigenmittelbestandteile (Rückzahlung von Kapitalbestandteilen, börsenkursbedingte Änderung der Neubewertungsreserven, währungskursbedingte Einflüsse etc.) werden bei der Planung der vier genannten Quoten ebenso berücksichtigt wie die auf die Risikoaktiva und die Marktrisikopositionen bezogenen Schwankungen.

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:

- Basierend auf unserer Mehrjahresplanung führen wir monatlich eine rollierende 8-Quartale-Projektion zur permanenten Prognostizierung unserer Kapitalquoten gemäß der Baseler Eigenmittelempfehlung durch.
- Das Group Asset Liability Committee wird monatlich über die Ist-Quoten und die wesentlichen Effekte auf diese Quoten informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.

3 Ökonomische Kapitaladäquanz

Das von den Geschäftsfeldern bzw. Ressorts jeweils künftig benötigte Risikokapital wird, aufgeschlüsselt nach Risikoarten, im Rahmen des jährlichen Planungsprozesses in engem Zusammenspiel zwischen dem Bereich Risk Control und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Konzernvorstand werden die Risikokapitalgrößen in den Steuerungs- und Berichtsinstrumenten der Bank verankert. Ein Soll-Ist-Vergleich wird quartalsweise erstellt und an den Chief Risk Officer berichtet.

Das Risikokapital der HVB AG beläuft sich nach Berücksichtigung aller Risiko mindernden Portfolioeffekte auf 4,6 Mrd €.

Risikokapital nach Portfolioeffekten

Konfidenzniveau 99,95%

Aufteilung nach Risikoarten	2004[1]	2004[1]	2003	2003
	in Mio €	in %	in Mio €	in %
Marktrisiko	116	2,5	75	1,3
Adressrisiko	1 876	40,6	1 709	29,1
Geschäftsrisiko	531	11,5	413	7,0
Operationelles Risiko	619	13,4	654	11,1
Risiko aus bankeigenem				
Immobilienbesitz	17	0,4	—	—
Risiken aus Anteils-/Beteiligungsbesitz	1 462	31,6	3 025	51,5
Summe	**4 621**	**100**	**5 876**	**100,0**

Aufteilung nach Geschäftsfeldern	2004[1]	2004[1]	2003	2003
	in Mio €	in %	in Mio €	in %
Deutschland	2 174	47,1	1 740	29,6
Corporates & Markets	858	18,6	1 085	18,5
Workout Immobilien	2	—	5	0,1
Sonstige (nicht den Geschäftsfeldern				
zugeordnete Finanzanlagen)	1 587	34,3	3 046	51,8
Summe	**4 621**	**100**	**5 876**	**100,0**

[1] Zahlen der HVB AG inklusive ehemalige Vereins- und Westbank AG, daher mit Vorjahreswerten nur eingeschränkt vergleichbar.

Im Risikokapital für Anteils- und Beteiligungsbesitz zeigt sich im Berichtsjahr nach der vollständigen Veräußerung unserer Anteile an der Allianz AG und der Reduzierung unserer Anteile an der Münchener Rückversicherungs-Gesellschaft AG ein signifikanter Rückgang, welcher sich im Geschäftsfeld Sonstige widerspiegelt. Infolgedessen hat sich der Anteil des Beteiligungsrisikos am gesamten Risikokapital deutlich auf rund 32% verringert.

Im Rahmen einer quartalsweisen Risikotragfähigkeitsanalyse stellen wir auf HVB Group-Ebene unser gesamtes Konzernrisikokapital der uns zur Verfügung stehenden Konzernrisikodeckungsmasse gegenüber. Im Rahmen unserer Mehrjahresplanung erfolgt diese Tragfähigkeitsanalyse darüber hinaus mit einem Prognosezeitraum von drei Jahren.

Im Berichtsjahr haben wir die bankinterne Definition der Konzernrisikodeckungsmasse überarbeitet. Im Zuge zunehmender externer Anforderungen ist sie nunmehr konservativer und transparenter definiert und setzt sich aus IFRS-Eigenkapitalkomponenten, Genussrechts- und Hybridkapital, Reserven sowie dem Plan- bzw. Istergebnis zusammen. Hierbei werden die Anteile in Fremdbesitz berücksichtigt sowie der Goodwill in Abzug gebracht. Auf Basis dieser neuen Zusammensetzung beläuft sich die Risikodeckungsmasse der HVB Group zum Jahresende 2004 auf 18,0 Mrd € (vergleichbarer Vorjahreswert: 17,2 Mrd €). Bei einem aggregierten Risikokapital von 8,3 Mrd € ergibt sich eine Auslastung der Konzernrisikodeckungsmasse von rund 46%. Die Auslastung ausschließlich durch das Risikokapital der HVB AG beträgt knapp 26%.

Risikoarten im Einzelnen

1 Adressrisiko

Risikomanagement

Unter Adressrisiko verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Dabei unterscheiden wir zwischen den Risikokategorien Kreditrisiko, Kontrahentenrisiko, Emittentenrisiko und Länderrisiko.

- Kreditrisiko umfasst mögliche Wertverluste im kommerziellen Kreditgeschäft. Dem wird durch die Bildung von Kreditrisikovorsorge Rechnung getragen.
- Kontrahentenrisiko ergibt sich aus der Verschlechterung der Bonität bzw. dem Ausfall einer Gegenpartei, mit der wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termin- bzw. Derivategeschäfte getätigt haben. Das Kontrahentenrisiko lässt sich in Erfüllungs- und Wiedereindeckungsrisiko differenzieren. Für die Bank besteht immer dann ein Erfüllungsrisiko, wenn wir beim Austausch von Zahlungen im Rahmen der Abwicklung des Geschäftes in Vorleistung treten, ohne zum Zeitpunkt unserer Zahlung sicher zu wissen, dass die Gegenzahlung des Kontrahenten erfolgen wird. Das Wiedereindeckungsrisiko ergibt sich aus der Gefahr, dass sich die Bank bei Ausfall der Gegenpartei am Markt zu ungünstigeren Konditionen wiedereindecken muss.
- Emittentenrisiko ist die Gefahr von Bonitätsverschlechterungen oder Ausfällen eines Emittenten. Es entsteht durch den Kauf von Wertpapieren für den Eigenbestand, bei Wertpapieremissions- und -platzierungsgeschäften sowie bei Kreditderivaten.
- Das Länderrisiko ist das Risiko von Wertverlusten auf Grund von Transfer-/Konvertierungsbeschränkungen bzw. -verboten oder anderen hoheitlichen Maßnahmen des Landes des Kreditnehmers (Transferrisiko). Ein Länderrisiko besteht bei grenzüberschreitenden Transaktionen in Fremdwährung. Außerdem wird das Adressrisiko von Zentralregierungen und Notenbanken berücksichtigt (Sovereign Risk). Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich konzerninterner Geschäfte sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein.

Das Management des Adressrisikos basiert auf einem integrierten Konzept klar definierter Grundsätze, Kompetenzstrukturen und Risikobeurteilungsverfahren.

Bezogen auf das Adressrisiko ist in allen kreditgewährenden Einheiten der HVB AG die fachliche und disziplinarische Trennung von Vertrieb (= Markt) und Kredit (= Marktfolge) auf allen Ebenen organisatorisch gewährleistet. Die Marktfolgeaktivitäten sind im Bereich des Chief Risk Officers gebündelt. Darüber hinaus sind in allen Geschäftsfeldern ab einer bestimmten Kredithöhe zentral angesiedelte Senior Risk Manager in den Entscheidungsprozess eingebunden. Diese tragen die Risikoverantwortung für die ihnen zugeordneten Portfolios und steuern die Branchen entsprechend der vom Strategischen Konzernkreditkomitee verabschiedeten Portfoliostrategien.

Die Kreditäquivalente (Exposurewerte) des jeweiligen Handelsgeschäftes dienen im Rahmen des Kreditprozesses als Grundlage für die Kreditentscheidung und werden gemeinsam mit den Exposurewerten aus dem kommerziellen Geschäft betrachtet. Dies gilt sowohl für die einzelne Kreditentscheidung als auch für die Steuerung von Konzentrationsrisiken in der HVB AG.

Das Management des Länderrisikos findet auf Basis von Value-at-Risk- und Volumensgrößen statt. Dazu wird jährlich eine Strategie für Länderrisiken festgelegt und unterjährig mit der Ist-Entwicklung abgeglichen.

Im Fokus 2004:
- Anfang 2004 kam es zu einer Anpassung der Organisationsstruktur hinsichtlich der Immobilienfinanzierungen – ein Resultat der Ende 2003 erfolgten Abspaltung der Hypothekenbanktöchter auf die Hypo Real Estate Holding AG. Die bei uns verbliebenen Teile des Geschäftsfeldes Real Estate wurden bezüglich Vertrieb in das Geschäftsfeld Deutschland integriert. Der Bereich Marktfolge wurde in den Bereich des Chief Risk Officers eingegliedert.
- Es erfolgte die Umsetzung erster Maßnahmen des »Active Credit Portfolio Management«. Dieses trägt die Verantwortung für ein aktives Kreditportfoliomanagement kapitalmarktfähiger Teilportfolios und übernimmt im Auftrag anderer Ressorts den An- und Verkauf von Kreditrisiken über den Kapitalmarkt. Beispielsweise werden Hedge-Strategien zur Reduktion von Konzentrationsrisiken durch Eintritt in Credit Default Swaps oder durch Securization umgesetzt.

Messmethodik
Für die Erhebung unseres Kreditrisikos nutzen wir differenzierte Risikomessinstrumente:

- Bonitätsanalyse
Sowohl für die Kreditentscheidungen, das Pricing, die Eigenkapitalunterlegung nach Basel II (IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Entsprechend gilt unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente.

Die HVB AG verfügt über vielfältige Rating- und Scoring-Verfahren, welche auf die Bedürfnisse der unterschiedlichen Geschäftsfelder und Kundengruppen zugeschnitten sind. Die Systeme werden unter Rückgriff auf moderne statistische Verfahren laufend optimiert, um eine möglichst gute Trennschärfe und Prognosegüte bezüglich der Ausfallwahrscheinlichkeit einer Finanzierung sicher zu stellen.

Im Ergebnis führt ein Rating oder Scoring zur Eingruppierung in eine Bonitätsklasse einer zehn Stufen umfassenden Skala. Hierbei sind die Bonitätsklassen 1–7 für das nicht problembehaftete und die Bonitätsklassen 8–10 für das problembehaftete Geschäft vorgesehen. Für einige Verfahren findet darüber hinaus eine Feindifferenzierung statt, indem pro Bonitätsklasse noch zwischen je drei Unterklassen differenziert wird.

Die Rating- und Scoringverfahren unterliegen einem ständigen Monitoring, sie werden in regelmäßigen Abständen validiert und bei Bedarf rekalibriert oder grundlegend überarbeitet.

- Internes Adressrisikomodell
Für die Erhebung des Adressrisikos nutzen wir ein internes Adressrisikomodell, mit dem wir die Kredit- und Kontrahentenrisiken weltweit messen und bewerten. Hierbei handelt es sich um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden zu können. Auch das Länderrisiko wird über ein Portfoliomodell ermittelt.

- Erwarteter Verlust
Bei der Adressrisikomessung unterscheiden wir zwischen dem erwarteten Verlust und dem unerwarteten Verlust (in Ausprägung des Credit-Value-at-Risk). Der erwartete Verlust spiegelt den Ausfallverlust aus dem aktuellen Kreditportfolio wider, der unter Berücksichtigung von Bonitätseinstufungen und vorhandenen Sicherheiten in den nächsten zwölf Monaten zu erwarten ist.

Für die Berechnung des erwarteten Verlustes wird – analog zu Basel II – eine Abschätzung des Geschäftsvolumens bei Ausfall durchgeführt (Exposure at Default). Diese Größe berechnet sich für das Kredit- und Länderrisiko als Stichtagsinanspruchnahme erhöht um Teile der freien, extern zugesagten Linien. Dabei wird der unterschiedliche Risikogehalt verschiedener Kreditarten berücksichtigt.

Als Bemessungsgrundlage für die OTC-Derivate (Kontrahentenrisiko) wird dabei ein »Kreditäquivalent« berechnet, das so genannte »Expected Exposure«. Das Kreditäquivalent entspricht dem aktuellen Marktwert eines Geschäftes zuzüglich eines so genannten »Add-On«, einem Zuschlag für potenzielle zukünftige Marktwertschwankungen. Das so ermittelte Kontrahentenexposure berücksichtigt sowohl Risiko reduzierende Netting-Vereinbarungen als auch dynamische Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwertes der laufenden Geschäfte Sicherheiten zu stellen.

Die Parameterannahmen zur Ermittlung des Exposure at Default sowie der Quantifizierung einer Verlustquote (Loss given default) bei Ausfall eines Geschäftes basieren auf langjährigen, statistischen Durchschnittswerten aus bankinternen Ausfällen und Verlusten sowie externer Referenzgrößen.

- Credit-Value-at-Risk
  Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen Verlustes vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99,95% nicht überschritten wird. Dieses Verlustpotenzial wird unter Berücksichtigung von Portfolioeffekten mit Risikokapital als Sicherheitspuffer unterlegt.

- Szenarioanalysen
  Die Berechnung des Credit-Value-at-Risk unterstellt normale Rahmenbedingungen. Szenarioanalysen helfen uns, die Auswirkungen von zukünftigen makroökonomischen Entwicklungen oder exogenen Schocks zu simulieren und ihre Auswirkungen auf das Verlustpotenzial des Kreditportfolios der HVB AG zu quantifizieren. In diesem Zusammenhang lassen sich Mehrjahresprognosen zur Entwicklung von Zinsen, Wirtschaftswachstum oder Arbeitslosigkeit nennen, aber beispielsweise auch eine extreme Entwicklung des Ölpreises oder politische Krisen. Auch die Ergebnisse dieser Szenariorechnungen werden für die Steuerung und Limitierung von Kredit- und Länderrisiken genutzt.

- Risiko- und marktgerechtes Pricing
  Zur Optimierung des Kreditportfolios und der damit einhergehenden Verbesserung der Profitabilität des Kreditgeschäfts setzt unsere Bank eine am Chance-Risiko-Verhältnis ausgerichtete Pricingmethodik ein. In der Kreditmarge werden das interne Rating, die Besicherung, die Verlustquoten, die internen Kosten, die Laufzeit, vorhandene Länderrisiken und der Beitrag des Kredits zur Diversifizierung des HVB Portfolios berücksichtigt. Durch diese Methodik werden einerseits eine Deckung der Bearbeitungs- und Risikokosten (für erwartete und unerwartete Verluste) sichergestellt und andererseits zukünftige Änderungen im Pricing durch Basel II auf ein Minimum reduziert. Um Konsistenz mit den Kapitalmärkten zu gewährleisten, findet ein regelmäßiger Abgleich von Marktpreisen mit unseren Kreditmargen statt.

- Umsetzung Basel II
  Kernelement der neuen Basler Eigenkapitalvereinbarung im Bereich Kreditrisiko ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich vorgeschriebenen Eigenmittelunterlegung für Kredite auf Basis der Bonitätseinstufung des Kunden sowie der Besicherungsstruktur der Geschäfte. Dies gilt insbesondere für den anspruchsvollsten Ansatz, den so genannten »IRB-Advanced-Ansatz«, den unsere Bank anstrebt.

  Im Berichtsjahr konnten wir im Basel-II-Umsetzungsprojekt funktionale Erweiterungen an den produktiven Rating- und Sicherheitenverwaltungssystemen weitgehend abschließen. Darüber hinaus haben wir unsere zentrale Systemarchitektur umfassend ausgebaut. Dies gilt sowohl für die gesamtbankweite Datenbasis, welche die »Basel-II-konforme« Schätzung interner Risikoparameter ermöglicht, als auch für die Erweiterung der Rechenlogik im Hinblick auf die IRB-Ansätze. Bereits heute werden – nach derzeitigem Recht – erste aufsichtsrechtliche Meldungen über unser neues Basel-II-System erstellt. Im nächsten Jahr werden wir auf dieser Basis auch Risikoaktiva nach Basel II in einer produktionsgesicherten Systemumgebung ermitteln können.

  Basel II führt damit zu einer Annäherung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, wie sie in unserer Bank mittels interner Instrumente bereits etabliert ist.

- Länderrisikomessung
  Die Länderrisikomessung in der HVB AG wird im Wesentlichen durch die kurz- und mittelfristigen Länderratings bestimmt. Die Bonitätseinstufungen von Ländern bestehen aus zwei Komponenten: Mit empirisch kalibrierten statistischen Modellen lassen sich auf Basis von makroökonomischen Faktoren Ausfallwahrscheinlichkeiten und Verlustquoten bestimmen. Zudem ist die Beurteilung der politischen und sonstigen Soft Facts ein bestimmender Einflussfaktor für das finale Rating von Staaten, das in der HVB AG durch den unabhängigen volkswirtschaftlichen Research-Bereich vergeben wird. Neben der Ausfallwahrscheinlichkeit und der Verlustquote wird auch die Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt.

  Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk aus Länderrisiken für die HVB AG ermittelt. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Aus diesem Grund ist die (über die Basel-II-Anforderungen hinausgehende) korrekte Abbildung der Portfolio- und Diversifizierungseffekte zwischen Ländern, Regionen und Kreditrisiken ein wesentlicher Baustein unseres Portfoliomanagements.

Risikoüberwachung

Die Risikoüberwachung findet auf zwei verschiedenen Ebenen statt:

- Überwachung auf Ebene von Einzelengagements,
- Überwachung auf Portfolioebene.

Die Einzelengagements werden sowohl im Kreditgeschäft als auch im Handelsgeschäft mit Hilfe von klassischen Überwachungssystemen wie der Bonitätsanalyse und Frühwarnsystemen überwacht. Einzelengagementlimite begrenzen die eingegangenen Risiken.

Alle Adressrisiken werden zudem auf Portfolioebene überwacht. Das Augenmerk liegt dabei auf Länder-, Branchen- oder Regionenkonzentrationen und ihren Auswirkungen auf die Risikotragfähigkeit der Bank. Die Bemessung der Konzentrationen erfolgt auf Basis interner Risikomodelle unter Einsatz von Stresstests.

Zentraler Bestandteil unseres Risikomanagements und -controllings von Kontrahenten- und Emittentenrisiken ist der Einsatz von Limitsystemen, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Diese stehen in allen wesentlichen Lokationen der HVB AG, die Handelsgeschäft betreiben, online zur Verfügung. Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und auf das jeweilige Limit angerechnet. Dies gilt im Kontrahentenrisiko sowohl für das Wiedereindeckungs- als auch für das Erfüllungsrisiko. Für letzteres wird ebenfalls bereits bei Geschäftsabschluss das Risiko für den zukünftigen Valutatag limitiert und überwacht, so dass ex ante eine Konzentration der Zahlungsbeträge auf nur einen Valutatag verhindert wird. Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht.

Die Steuerung der Länderrisiken erfolgt auf Basis der aufgezeigten Messmethoden mit Hilfe von Value-at-Risk-Limiten nach Regionen. Geschäfte mit einem hohen Länderrisiko werden stärker auf das Regionen-Risikolimit angerechnet als länderrisikoarme Transaktionen. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposure-Management angestrebt. Zusätzlich gibt es für das Länderrisikomanagement Volumenslimite pro Land (unterteilt nach Produktrisikogruppen).

Ein weiteres Instrument der Risikoüberwachung ist das interne Berichtswesen. Gemäß den Mindestanforderungen an das Kreditgeschäft von Kreditinstituten (MaK) werden der Vorstand und der Aufsichtsrat quartalsweise über das Kreditportfolio informiert. Zwischen diesen MaK-Berichtsterminen werden weitere Risikoberichte für bankinterne Belange erstellt.

Im Fokus 2004:

- Im Zuge eines Projektes zur Prozessoptimierung in der operativen Marktfolgeorganisation des Geschäftsfeldes Deutschland haben wir den risikoorientierten Entscheidungsprozess durch Weiterentwicklung von Scoring- und Ratingverfahren für Privat- und Geschäftskunden weiter verbessert und ein umfassendes Steuerungsreporting für das Kreditgeschäft des Geschäftsfeldes Deutschland aufgebaut.
- Zur Erfassung und Erweiterung aller § 18 KWG betreffenden Kreditdaten haben wir im Berichtsjahr unser Unterlagenmanagementsystem weiter verbessert.

Quantifizierung und Konkretisierung

Die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG werden ebenso wie die Restbestände des Segments ›Workout Immobilien' in das neue Segment »Real Estate Restructuring« überführt. Dieses wird ein Volumen von 15,4 Mrd € umfassen. Ziel ist es, die dem Geschäftsfeld Real Estate Restructuring zugeordneten Portfolios marktschonend unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen.

Um einen zügigen Abbau dieser Portfolios zu ermöglichen, ist eine Änderung der Bewertungsmethode der Immobiliensicherheiten für diese Portfolios erforderlich. Abweichend vom bisherigen Vorgehen, das in vielen Fällen auf eine – auch längerfristige – Sanierung der einzelnen Engagements mit anschließender Rückführung ins Normalgeschäft ausgerichtet war, erfolgt nunmehr eine Bewertung zu Liquidationswerten.

Deshalb wurde eine Zuführung zu Sonderwertberichtigungen in Höhe von 2,5 Mrd € notwendig. Dies führt zu einem signifikanten Anstieg der Abschirmungsquote.

Verteilung des Kredit- und Kontrahentenexposures* nach Geschäftsfeldern

2004 – in Mrd €



Deutschland 143,8
Corporates & Markets 78,4
Sonstige 11,6

* Ohne ehemalige Vereins- und Westbank AG.

Verteilung des Kredit- und Kontrahentenexposures[1] nach Branchengruppen

Gruppe	2004
	in Mrd €
Privatkunden	60,9
Banken und Versicherungen	48,2
Bau	38,3
Nahrung, Konsum, Dienstleistung	23,6
Öffentliche Haushalte	15,7
Chemie, Gesundheit, Pharma	9,1
Versorger	8,5
Sonstige	7,0
Maschinenbau, Stahl	5,2
Elektro, EDV, Kommunikation	4,4
Medien, Druck, Papier	3,9
Fahrzeuge	3,6
Verkehr	3,5
Mineralöl	1,9
Summe	**233,8**

Verteilung des Kredit- und Kontrahentenexposures[1] nach Regionen

Region	2004
	in Mrd €
Deutschland	169,5
Österreich	1,0
Zentral- und Osteuropa	1,0
Übriges Europa	37,5
Nordamerika	11,7
Asien	3,1
Japan	2,2
Sonstige	7,8
Summe	**233,8**

Verteilung des Kredit- und Kontrahentenexposures[1] nach Bonitätsklassen

Bonitätsklassen	2004
	in Mrd €
Adressrisikofrei	12,4
Nicht geratet	8,0
Bonitätsklassen 1–4	104,8
Bonitätsklassen 5–8	91,6
Bonitätsklassen 9–10	17,0
Summe	**233,8**

[1] Ohne ehemalige Vereins- und Westbank AG.

Für Kreditrisiken haben wir darüber hinaus im Jahr 2004 eine Kreditrisikovorsorge in Höhe von insgesamt 1,32 Mrd € gebildet.

Der Geschäftsbereich Workout Immobilien hat den Auftrag, sein gesamtes Portfolio schnellstmöglich und optimal abzubauen sowie durch ein spezielles Risikomanagement weitere Verluste zu vermeiden. Im Jahr 2004 haben wir einen Volumensabbau um 0,4 Mrd € von 3,0 Mrd € auf 2,6 Mrd € erreicht. Der gesamte Bestand an Wertberichtigungen auf die Engagements in diesem Geschäftsbereich beläuft sich auf 1,2 Mrd €. Das entspricht einer Wertberichtigungsquote von rund 48%.

Die Länderrisiken haben sich im Jahr 2004 im Vergleich zum Vorjahr um 6 Mio € reduziert. Das risikobehaftete Kreditvolumen erhöhte sich im Berichtsjahr um 1 Mio € auf 55 Mio €. Der Bestand an Länderwertberichtigungen beläuft sich auf 53 Mio €.

Unser gesamter Risikovorsorgebestand inklusive der Rückstellungen im Kreditgeschäft erhöhte sich im Jahr 2004 unter Berücksichtigung von Abbuchungen zu Lasten des Bestandes in Höhe von 1,5 Mrd € um 3,1 Mrd € auf 10,3 Mrd €. Diese 10,3 Mrd € schließen die Sonderwertberichtigung von 2,5 Mrd € für das künftige Segment Real Estate Restructuring mit ein.

Die Methoden zur Bewertung unserer Forderungen sind im Anhang dargestellt.

Finanzderivate werden in der HVB AG überwiegend zur Steuerung von Marktpreisrisiken (inbesondere Zinsänderungs- und Währungsrisiken) aus Handelsaktivitäten eingesetzt, dienen darüber hinaus auch zur Sicherung von bilanzwirksamen bzw. -unwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Das Nominalvolumen des weltweiten Derivategeschäfts der HVB AG betrug zum Jahresende 2004 insgesamt rund 1911 Mrd €. Es setzt sich zusammen aus 1511,9 Mrd € (79,1%) zinsbezogenen Geschäften, 218,5 Mrd € (11,5%) währungsbezogenen Geschäften, 140,0 Mrd € (7,3%) aktien-/indexbezogenen Geschäften, 40,5 Mrd € (2,1%) Kreditderivaten sowie 0,4 Mrd € sonstigen Derivaten (hier: Edelmetall-, Rohwaren- und Wetterderivate).

Die Nominale bilden jedoch nicht den potenziellen Risikogehalt des Derivategeschäfts ab. Ausfallrisikorelevant sind hingegen die positiven Marktwerte als Wiederbeschaffungswerte der OTC-Derivate, die den potenziellen Kosten entsprechen, die der HVB AG im Falle des gleichzeitigen Ausfalls aller Kontrahenten entstünden, um die ursprünglich geschlossenen Kontrakte durch wirtschaftlich gleichwertige Geschäfte zu ersetzen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich zum Jahresende 2004 ein maximales Kontrahentenrisiko (worst-case-Betrachtung) in Höhe von 43,4 Mrd € (31. Dezember 2003: 39,4 Mrd €). Unter Berücksichtigung der Risiko reduzierenden Effekte aus bestehenden rechtlich durchsetzbaren bilateralen Netting-Vereinbarungen in Höhe von 32,8 Mrd € (31. Dezember 2003: 30,9 Mrd €) bzw. aus der Hereinnahme von Sicherheiten in Höhe von 2,7 Mrd € (31. Dezember 2003: 2,6 Mrd €) ergab sich ein verbleibendes wirtschaftliches Kontrahentenrisiko in Höhe von 7,9 Mrd € (31. Dezember 2003: 5,9 Mrd €).

Die nachfolgenden Tabellen liefern insbesondere detaillierte Informationen zu den Nominal- und Marktwertgrößen des gesamten Derivategeschäfts bzw. Kreditderivategeschäfts der HVB AG.

Verteilung des erwarteten Verlustes sowie des Kredit- und Kontrahentenrisikos (Value-at-Risk) nach Geschäftsfeldern[1]

Geschäftsfeld	Erwarteter Verlust 2004 in %	Value-at-Risk 2004 in %
Deutschland	75,7	66,5
Corporates & Markets	21,6	29,1
Sonstige	2,7	4,4
Summe	**100,0**	**100,0**

[1] Ohne ehemalige Vereins- und Westbank AG.

Derivategeschäft

in Mio €	Nominalvolumen					Marktwert			
	Restlaufzeit			Summe	Summe	Positiv		Negativ	
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2004	2003	2004	2003	2004	2003
Zinsbezogene Geschäfte	**552 319**	**572 078**	**387 456**	**1 511 853**	**1 480 111**	**33 567**	**28 028**	**34 784**	**30 296**
OTC-Produkte									
Forward Rate Agreements	25 602	2 471	—	28 073	48 471	11	25	13	22
Zinsswaps	371 873	495 537	354 948	1 222 358	1 184 056	31 734	26 711	32 697	28 816
Zinsoptionen									
- Käufe	19 689	29 424	15 611	64 724	60 254	1 818	1 290	—	—
- Verkäufe	20 949	29 324	16 625	66 898	67 833	—	—	2 073	1 458
Sonstige Zinskontrakte	19	394	272	685	3 351	4	2	1	—
Börsengehandelte Produkte									
Zinsfutures	44 039	14 928	—	58 967	56 513	—	—	—	—
Zinsoptionen	70 148	—	—	70 148	59 633	—	—	—	—
Währungsbezogene Geschäfte	**162 651**	**40 545**	**15 316**	**218 512**	**183 005**	**6 347**	**6 763**	**7 549**	**7 701**
OTC-Produkte									
Devisentermingeschäfte	130 713	12 107	68	142 888	132 644	4 166	4 956	5 026	5 358
Zins-/Währungsswaps	10 813	27 344	15 156	53 313	37 693	1 884	1 474	2 225	2 056
Devisenoptionen									
- Käufe	9 960	519	46	10 525	6 420	297	333	—	—
- Verkäufe	11 165	575	46	11 786	6 248	—	—	298	287
Sonstige Devisenkontrakte	—	—	—	—	—	—	—	—	—
Börsengehandelte Produkte									
Devisenfutures	—	—	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**51 193**	**77 917**	**10 912**	**140 022**	**111 418**	**3 295**	**4 429**	**3 158**	**4 483**
OTC-Produkte									
Aktien-/Indexswaps	—	—	—	—	—	—	—	—	—
Aktien-/Indexoptionen									
- Käufe	10 541	27 697	2 040	40 278	43 112	3 267	4 420	—	—
- Verkäufe	21 545	35 192	5 567	62 304	42 095	—	—	3 136	4 441
Sonstige Aktien-/Indexkontrakte	1 577	457	1 242	3 276	4 189	28	9	22	42
Börsengehandelte Produkte									
Aktien-/Indexfutures	4 369	—	—	4 369	3 123	—	—	—	—
Aktien-/Indexoptionen	13 161	14 571	2 063	29 795	18 899	—	—	—	—
Kreditderivate[1]	**4 188**	**23 128**	**13 146**	**40 462**	**32 620**	**276**	**239**	**797**	**692**
Sonstige Geschäfte	**118**	**234**	**3**	**355**	**17**	**15**	**1**	**13**	**1**
Summe	**770 469**	**713 902**	**426 833**	**1 911 204**	**1 807 171**	**43 500**	**39 460**	**46 301**	**43 173**
Kontrahentenrisiko (nach Netting und erhaltenen Sicherheiten, ohne Add-On)						**7 879**	**5 853**		

[1] Im Geschäftsbericht 2003 fokussierte die Darstellung auf das Kontrahentenrisiko; insofern wurde auf die Angabe der Marktwerte bei den Credit Linked Notes verzichtet. Details zu den Kreditderivaten sind der nachfolgenden Tabelle »Kreditderivate« zu entnehmen.

Derivategeschäft nach Kontrahentengruppen

in Mio €	Marktwert			
	Positiv		Negativ	
	2004	2003	2004	2003
OECD-Zentralregierungen (und Notenbanken)	178	230	158	258
OECD-Banken	37 691	34 312	39 858	36 530
OECD-Finanzinstitute	3 330	2 835	4 533	4 187
Nicht-OECD-Zentralregierungen (und Notenbanken)	1	6	7	11
Nicht-OECD-Banken	144	212	135	179
Nicht-OECD-Finanzinstitute	58	72	7	4
Sonstige Unternehmen und Privatpersonen	2 098	1 793	1 603	2 004
Summe	**43 500**	**39 460**	**46 301**	**43 173**

Kreditderivate

in Mio €	Nominalvolumen					Marktwert			
	Restlaufzeit			Summe	Summe	Positiv		Negativ	
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2004	2003	2004	2003	2004	2003
Anlagebuch	**349**	**1 769**	**11 364**	**13 482**	**14 262**	**9**	**22**	**431**	**258**
Sicherungsnehmer									
Credit Default Swaps	294	1 147	8 625	10 066	11 612	8	15	17	11
Total Return Swaps	—	—	2 000	2 000	2 000	—	—	240	93
Credit Linked Notes	28	58	88	174	154	—	—	172	154
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	27	564	651	1 242	188	1	—	2	—
Total Return Swaps	—	—	—	—	302	—	1	—	—
Credit Linked Notes	—	—	—	—	6	—	6	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Handelsbuch	**3 839**	**21 359**	**1 782**	**26 980**	**18 358**	**267**	**217**	**366**	**434**
Sicherungsnehmer									
Credit Default Swaps	1 891	12 689	1 036	15 616	9 884	5	33	156	141
Total Return Swaps	549	26	—	575	665	3	—	4	1
Credit Linked Notes	—	187	10	197	281	—	—	198	281
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	1 283	8 056	659	9 998	7 188	162	155	5	9
Total Return Swaps	116	396	2	514	312	14	1	3	2
Credit Linked Notes	—	5	75	80	28	83	28	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Summe	**4 188**	**23 128**	**13 146**	**40 462**	**32 620**	**276**	**239**	**797**	**692**

Kreditderivate nach Referenzaktiva

in Mio €	Nominalvolumen					
	Credit Default Swaps	Total Return Swaps	Credit Linked Notes	Sonstige	Summe 2004	Summe 2003
Öffentliche Anleihen	1 297	101	40	—	1 438	1 270
Unternehmensanleihen	26 103	1 769	353	—	28 225	18 641
Aktien	—	—	—	—	—	—
Sonstige Aktiva	9 522	1 219	58	—	10 799	12 709
Summe	**36 922**	**3 089**	**451**	—	**40 462**	**32 620**

Entwicklung des Länderrisikos im Jahresvergleich
Im Berichtsjahr stieg das länderrisikorelevante Exposure um 14,2 Mrd € an. Dies ist vor allem auf die Geschäftsausweitung (insbesondere des Handelsgeschäfts) in risikolosen, hochentwickelten Ländern der Regionen Westeuropa und Asien zurückzuführen (+ 14 Mrd €). Im Gegensatz dazu war das länderrisikorelevante Geschäft in den anderen Regionen rückläufig.

Die gute Struktur des Länderrisiko-Portfolios blieb im Vergleich zum Vorjahr nahezu konstant. 95% des länderrisikorelevanten Exposures stammen aus Ländern im Investmentgrade. Ein Großteil davon (68%) entfällt auf hochentwickelte Länder ohne Transferrisiko.

Länderexposure[1] und Länder-Value-at-Risk nach Bonitätsklassen[2]

Bonitätsklasse	Exposure in Mio €	Exposure-Anteil in %	Value-at-Risk in Mio €	Value-at-Risk-Anteil in %
Bonitätsklassen 1 - 4	47 255	95,5	19	43,2
Bonitätsklassen 5 - 8	2 202	4,4	18	40,9
Bonitätsklasse 9	57	0,1	7	15,9
Summe	**49 514**	**100,0**	**44**	**100,0**

Länderexposure[1] nach Regionen und Produktkategorie[2]

Region	Kreditgeschäft		Handelsgeschäft		Emittentenrisiko		Gesamt	
	2004 in Mio €	2003 in Mio €	2004 in Mio €	2003 in Mio €	2004 in Mio €	2003 in Mio €	2004 in Mio €	2003 in Mio €
Afrika	378	459	36	119	2	10	416	588
Asien/Pazifik	2 763	2 005	7 977	3 984	505	351	11 245	6 340
Mittel- und Südamerika	2 799	3 634	1 738	1 419	1 143	1 182	5 680	6 235
Nordamerika	2 815	2 742	2 029	2 157	684	282	5 528	5 181
Westeuropa	8 250	7 073	14 736	6 994	876	867	23 862	14 934
Osteuropa	1 957	1 596	658	328	169	141	2 784	2 065
Summe	**18 962**	**17 509**	**27 174**	**15 001**	**3 379**	**2 833**	**49 515**	**35 343**

[1] Nach Sicherheiten; ohne wertberichtigte Geschäfte.
[2] Ohne ehemalige Vereins- und Westbank AG.

Top-Ten-Länder[1] nach Exposure

über alle Bonitätsklassen[2]

Land	Exposure in Mio €	Exposure-Anteil in %	Value-at-Risk in Mio €
Großbritannien	18 877	38,1	0,0
Japan	5 443	11,0	0,0
USA	3 414	6,9	0,0
Cayman Islands	3 106	6,3	3,2
Schweiz	2 866	5,8	0,0
Singapur	2 008	4,1	2,3
Cayman Islands, off-shore	1 446	2,9	1,4
Kanada	1 098	2,2	0,0
Tschechische Republik	1 015	2,0	1,1
Türkei	904	1,8	5,3
Summe	**40 177**	**81,1**	**13,3**

[1] Nach Sicherheiten; ohne wertberichtigte Geschäfte.
[2] Ohne ehemalige Vereins- und Westbank AG.

2 Marktrisiko

Risikomanagement

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch Veränderungen von Preisen an Finanzmärkten für unsere Positionen im Handels- und im Bankbuch entstehen kann. Das Marktrisiko setzt sich aus den Risikokategorien Zinsrisiko, Fremdwährungsrisiko, Aktienkursrisiko und Credit-Spread-Risiko zusammen.

Das Management unserer Marktrisiken erfolgt im Geschäftsfeld Corporates & Markets.

Messmethodik

Zum Zweck der täglichen Risikomessung und -steuerung quantifizieren wir den Value-at-Risk auf Basis eines Konfidenzniveaus von 99% und einer Haltedauer von einem Tag. Für die Ermittlung und Allokation des Risikokapitalbedarfs für Marktrisiken wird dieser Value-at-Risk analog der anderen Risikoarten auf ein Konfidenzniveau von 99,95% und eine Haltedauer von einem Jahr unter Berücksichtigung von Portfolioeffekten skaliert.

Zur Ermittlung des Value-at-Risk verwenden wir für das Zins- und Credit-Spread-Risiko der HVB AG ein internes, auch aufsichtsrechtlich anerkanntes Modell auf Basis eines Monte-Carlo-Simulationsansatzes. Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, bei dem die errechneten Value-at-Risk-Werte mit den aus den Positionen errechneten Marktwertänderungen verglichen werden. Die Ergebnisse des Backtestings bestätigen die hohe Qualität unseres internen Risikomodells.

Als weiteren Risikoansatz verwenden wir für das Fremdwährungs- und Aktienkursrisiko sowie für Teile des Zinsrisikos im Bankbuch der HVB AG einen statistischen Ansatz mit verschiedenen konservativen Annahmen (unter anderem separate Betrachtung von Währungen, keine Berücksichtigung Risiko mindernder Korrelationseffekte). Wir werden im Laufe des ersten Halbjahres 2005 die bisherige Fremdwährungs- und Aktienkursrisikomessung sukzessive auf den Monte-Carlo-Simulationsansatz des internen Modells umstellen sowie die noch nicht durch das interne Modell abgedeckten Zinsrisiken im Bankbuch in das interne Modell integrieren.

Ergänzend zur Berechnung des Value-at-Risk führen wir regelmäßig Stresstests durch, die das Verlustpotenzial unserer Marktrisikopositionen bei extremen Marktbewegungen und außerordentlichen Ereignissen zeigen. Die Spanne der untersuchten Szenarien reicht von einfachen Zinsschocks über den Ausfall großer Marktteilnehmer bis zum Zusammenbruch aller Korrelationen.

Risikoüberwachung
Die Überwachung der Risikopositionen im Handels- und Bankbuch erfolgt über ein einheitliches und hierarchisches Limitsystem, welches das Verlustpotenzial aus Marktrisiken begrenzt. Die Risikolimite werden jährlich vom Konzernvorstand genehmigt und dürfen nicht überschritten werden.

Eventuelle Limitüberschreitungen in Teilportfolios werden unmittelbar eskaliert und ihre zeitnahe Rückführung überwacht. In 2004 traten keine wesentlichen Limitüberschreitungen auf. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front-Office-Systemen und überwacht damit auch intraday die Risikosituation und die Limiteinhaltung.

Das Management wird täglich über die Entwicklung des Marktrisikos, der Limitauslastungen sowie der Gewinne und Verluste informiert. Monatlich wird über die Ergebnisse der Risikoanalysen, darunter auch über die Ergebnisse des Backtestings und Stresstestings, informiert.

Quantifizierung und Konkretisierung
Auf aggregierter Basis ergaben sich im Jahresablauf für unsere Handelsbestände in der HVB AG die in der folgenden Tabelle aufgezeigten Marktrisiken. Die Value-at-Risk-Werte, die nicht über das interne Modell ermittelt werden, spiegeln auf Grund der sehr konservativen Annahmen, die ihrer Berechnung zugrunde liegen, eine entsprechend vorsichtige Abschätzung des Marktrisikos wider. Mit dem weiteren Ausbau des internen Modells werden sich daher die Value-at-Risk-Werte künftig nochmals signifikant reduzieren.

Im Bankbuch ergaben sich zum Jahresende Marktrisiken in Höhe von 29 Mio € (inklusive ehemalige Vereins- und Westbank AG; Vorjahr HVB alt: 32 Mio €, eintägige Haltedauer), davon 20 Mio € aus aktivischen und passivischen Festzinszusagen.

Marktrisiko der Handelsaktivitäten

Value-at-Risk, Konfidenzniveau 99%, Haltedauer: 1 Tag[1]

in Mio €	Durchschnitt 2004[2]	31.12.2004	30.9.2004	30.6.2004	31.3.2004	31.12.2003
Zinsbezogene Geschäfte (inkl. Credit-Spread-Risiken)	16	9	21	19	16	9
Währungsbezogene Geschäfte	27	22	35	30	22	15
Aktien-/Indexbezogene Geschäfte	61	71	57	63	53	59
Summe	**104**	**102**	**113**	**112**	**91**	**83**

[1] In 2004 Zahlen der HVB AG inklusive ehemalige Vereins- und Westbank AG, daher mit Vorjahreswerten nur eingeschränkt vergleichbar.
[2] Arithmetisches Mittel.

3 Liquiditätsrisiko

Risikomanagement

Beim Liquiditätsrisiko wird zwischen drei Risikokategorien differenziert:

- Das kurzfristige Liquiditätsrisiko (Liquiditätsrisiko im engeren Sinne) repräsentiert die Gefahr, dass die Bank ihren anfallenden Zahlungsverpflichtungen nicht zeitgerecht oder nicht in vollem Umfang nachkommen kann.
- Das Refinanzierungsrisiko repräsentiert die Gefahr, dass zusätzliche Refinanzierungsmittel nur zu erhöhten Marktzinsen beschafft werden können.
- Das Marktliquiditätsrisiko repräsentiert die Gefahr, dass Vermögenswerte nur mit Abschlägen am Markt liquidiert werden können.

Die Grundsätze und Regeln der Liquiditätssteuerung sind in einer vom Konzernvorstand verabschiedeten Group-Liquidity-Policy festgelegt und werden von den operativen Geschäftseinheiten umgesetzt. Die Umsetzung wird – für das kurzfristige Liquiditätsrisiko und das Refinanzierungsrisiko – vom Bereich Group Asset Liability Management koordiniert und nachgehalten.

Das Management des Marktliquiditätsrisikos obliegt im Rahmen ihres definierten Marktauftrages den Verantwortlichen der jeweiligen Handelsportfolios. Insofern geht es in die Erhebung des Marktrisikos ein und es ist auf die dort angeführten Instrumente der Messung und Überwachung zu verweisen.

Messmethodik

Zur Messung unseres kurzfristigen Liquiditätsrisikos werden täglich Cashflow-Reports erstellt und gegen die vorhandenen Liquiditätsreserven gerechnet, die sich vor allem aus den freien und jederzeit liquidierbaren Wertpapieren ergeben. Auf der Grundlage dieser beiden Komponenten werden für die wichtigsten Geschäftseinheiten kumulative Limite beginnend mit dem folgenden Bankarbeitstag bis zu einem Monat festgelegt.

Basierend auf den Liquiditätsprofilen der Geschäftseinheiten werden darüber hinaus Stress-Szenarien simuliert und die Limite bei Bedarf entsprechend angepasst. Neben dieser internen Messmethodik unterliegen wir für das kurzfristige Liquiditätsrisiko den aufsichtsrechtlichen Vorschriften des Liquiditätsgrundsatzes II.

Für die Messung des Refinanzierungsrisikos wird in einem abgestimmten Prozess der langfristige Refinanzierungsbedarf auf Basis der erwarteten Geschäftsentwicklung ermittelt und regelmäßig aktualisiert. Die daraus abgeleiteten Fundingziele stellen eine ausgewogene Fristigkeitsstruktur der Aktiva und Passiva in definierten Laufzeitbändern sicher.

Risikoüberwachung

Die Überwachung unserer Liquiditätssituation ist in unserem Group Asset Liability Management angesiedelt und umfasst im Wesentlichen die Analyse, Klassifizierung und Steuerung von Cashflow-Gaps über alle Laufzeiten. Damit identifizieren wir offene Liquiditätsrisiken frühzeitig und begrenzen Inkongruenzen durch Limite und Fundingziele. Die erteilten Limite werden täglich auf ihre Einhaltung hin überprüft. Für definierte Stress-Situationen halten wir angemessene Liquiditätsreserven vor. Die aus den Fundingzielen abgeleiteten Vorgaben hinsichtlich Volumina und Instrumenten werden in Abstimmung mit Group Treasury Management kostenoptimiert umgesetzt.

Die Beobachtung der Entwicklungen an den jeweiligen lokalen Märkten obliegt den dezentralen Treasury-Einheiten, die regelmäßig an den Bereich Group Asset Liability Management berichten.

Das Group Asset Liability Committee und der Konzernvorstand werden regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert. Für den Fall von Liquiditätsengpässen gibt es einen Notfallplan, der Verantwortlichkeiten, interne Meldeerfordernisse und Entscheidungsbefugnisse regelt sowie potenzielle Gegenmaßnahmen beschreibt.

Quantifizierung und Konkretisierung

Im Berichtsjahr haben sich die Rahmenbedingungen an den Geld- und Kapitalmärkten kontinuierlich verbessert. Die Risikozuschläge bei den Refinanzierungskosten haben sich gegenüber 2003 deutlich reduziert.

Für das kurzfristige Liquiditätsrisiko haben wir im Rahmen unseres mit konservativen Annahmen unterlegten Limitsystems per Ultimo Dezember 2004 für den folgenden Bankarbeitstag einen positiven Gesamtsaldo von 9,3 Mrd für die HVB AG ausgewiesen. Der Bestand an frei verfügbaren zentralbankfähigen Wertpapieren, die kurzfristig zum Ausgleich unerwarteter Liquiditätsabflüsse eingesetzt werden können, belief sich zum Jahresende auf 9,0 Mrd €.

Die Anforderungen des aufsichtsrechtlichen Grundsatzes II wurden von den betroffenen Konzerneinheiten im Berichtsjahr jederzeit eingehalten. Der durchschnittliche Überschuss der Zahlungsmittel über die abrufbaren Zahlungsverpflichtungen des Folgemonats betrug im Jahr 2004 für die HVB AG mehr als 18 Mrd €.

Das Refinanzierungsrisiko der HVB AG ist auf Grund einer breiten Refinanzierungsbasis in Bezug auf Produkte, Märkte und Investorengruppen gering. Damit ist auch in schwierigen Marktphasen eine angemessene Refinanzierung unseres Aktivgeschäftes jederzeit möglich. Im Jahr 2004 wurde seitens der HVB AG ein Volumen von 9,8 Mrd € am Kapitalmarkt refinanziert. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität stellen dabei unverändert eines der wichtigsten Instrumente dar.

4 Operationelles Risiko

Risikomanagement

Operationelles Risiko ist die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse.

Identifikation, Analyse und Management des operationellen Risikos liegen in der Verantwortung der jeweiligen Geschäftsfelder bzw. unserer Zentral- und Dienstleistungsbereiche. Die Aktivitäten orientieren sich dabei an einem bankintern definierten, toolunterstützten Operational Risk Management Prozess, welcher in 2004 in ausgewählten Bereichen der HVB AG pilotiert wurde. Hierbei werden auch die Anforderungen von Basel II, insbesondere die »Sound Practices for the Management and Supervision of Operational Risk« des Baseler Ausschusses berücksichtigt.

Für die operative Umsetzung und Durchführung des Prozesses, zu dem insbesondere die Erhebung, Plausibilisierung und Qualitätssicherung der Risikodaten sowie eine entsprechende Maßnahmenplanung gehören, sind die jeweiligen Operational Risk Manager in den einzelnen Einheiten verantwortlich.

Für das Management der rechtlichen Risiken ist der Konzernbereich Recht zuständig. Im Rahmen seiner Corporate-Center-Funktion überwacht er die Einhaltung der gesetzlichen Rahmenbedingungen und der anerkannten Grundsätze der Rechtsprechung durch unsere Bank.

Messmethodik

Zur Quantifizierung des operationellen Risikos setzen wir den »Loss Distribution Approach« ein. Dabei verwendet unser Quantifizierungsmodell interne und externe Daten, um die Verlustverteilungen zu bestimmen.

Die internen Verlustdaten unseres Modells werden in der so genannten »Operational Risk – Loss Database« gesammelt. Mittels Monte-Carlo-Simulation werden unter Berücksichtigung Risiko mindernder Maßnahmen wie beispielsweise Versicherungen die Value-at-Risk-Ergebnisse der HVB AG ermittelt.

Hierbei fließt auch die Kontroll- und Prozessqualität der einzelnen Einheiten, welche im Rahmen eines jährlichen Control-Self-Assessments ermittelt wird, als gegenwartsbezogener Qualitätsscore in die Messung ein.

Hinsichtlich der aufsichtsrechtlichen Ermittlung der notwendigen Eigenmittelunterlegung werden wir im Rahmen von Basel II zumindest den »Standardised Approach« mit allen diesbezüglichen Anforderungen umsetzen. Um gleichzeitig die Basis für den Ausbau unseres Verlustverteilungsansatzes zum regulatorisch anerkannten »Advanced Measurement Approach« zu schaffen, werden laufend methodische Verbesserungen unseres Modells geprüft und umgesetzt.

Risikoüberwachung

Im Rahmen eines regelmäßigen Berichtswesens werden der Chief Risk Officer und der Konzernvorstand durch Risk Control über die Entwicklung der identifizierten wesentlichen operationellen Risiken sowie über den Umfang aufgetretener Verlustereignisse informiert. Damit werden die Grundlagen für gegebenenfalls erforderliche Maßnahmen geliefert.

In 2005 wird zur Überwachung von wesentlichen Risiken ein indikatorengestütztes Frühwarnsystem implementiert.

Quantifizierung und Konkretisierung

Das Risikokapital für operationelle Risiken der HVB AG beträgt zum Jahresultimo 0,6 Mrd €.

Für das Berichtsjahr sind hinsichtlich der Minimierung des operationellen Risikos und zur Vermeidung möglicher Verluste in der HVB AG folgende Maßnahmen hervorzuheben:

Geschäftsfelder und Dienstleistungsbereiche:

- Mit der von Basel II geforderten Sammlung von Informationen zu Kreditverlusten aus operationellen Risiken wurde begonnen. Hieraus werden künftig Maßnahmen zur Optimierung der Kreditprozesse abgeleitet.
- Im Geschäftsfeld Corporates & Markets wurde durch Reengineering des Neuproduktprozesses den Anforderungen der Märkte und der gestiegenen Komplexität der Produkte Rechnung getragen.

Bewältigung von Krisensituationen:

- Die Leistungsfähigkeit der Krisen- und Notfallorganisation der HVB AG wurde durch die angemessene und effektive Reaktion auf Real- wie auch Übungssituationen bestätigt.
- Im Rahmen des Managements von Krisensituationen erfolgte im Geschäftsfeld Deutschland die Untersuchung der 15 aus Prozesssicht wesentlichsten IT-Anwendungen als Basis für potenzielle Maßnahmen zur Systemoptimierung.

IT-Risiken:
- Der drastisch angestiegenen Bedrohung durch Software-Viren wurde erfolgreich durch Schutz der Internet-Zugänge wie auch der einzelnen Computer begegnet.
- Mittels intensiver Informationspolitik und Aufklärung der Kunden und der bereits in den letzten Jahren erreichten technischen Sicherheit konnten wir Risiken im Bereich Internet-Banking minimieren.
- Die Analyse von Risiken aus IT-Projekten erfolgt anhand eines spezifischen Projektrisiko-Prozesses.

Rechtliche Risiken:
- Für die HVB AG hat es keine negativen rechtlichen Auswirkungen, soweit Kunden ihre zum Zwecke des Erwerbs einer Immobilie abgeschlossenen Darlehensverträge nach dem Haustürwiderrufsgesetz widerrufen, da der Darlehensnehmer nach gefestigter Rechtsprechung zur Rückzahlung der Darlehensvaluta verpflichtet bleibt. An dieser Sachlage ändern die beim Europäischen Gerichtshof anhängigen Vorlagefragen des LG Bochum und des OLG Bremen aus heutiger Sicht nichts. Die Bank behält auch dann ihren Rückzahlungsanspruch, wenn der Darlehensnehmer einem Dritten eine unwirksame Vollmacht erteilt hat, die Bank aber auf den Bestand der Vollmacht vertrauen konnte. Aus Sicht der HVB AG führen auch die Entscheidungen des Zweiten Zivilsenats des Bundesgerichtshofs, der sich mit der Finanzierung des Erwerbs von Anteilen an Immobilienfonds durch den Kreditnehmer zu befassen hatte, nicht zu einer anderen Einschätzung der Rechtslage bei den von Dritten vermittelten Darlehen zum Zwecke des Erwerbs einer Immobilie. In weiteren Entscheidungen zu nicht grundschuldgesicherten Darlehen zum Zwecke des Erwerbs von Anteilen an Immobilienfonds durch den Kreditnehmer hat der Zweite Zivilsenat des Bundesgerichtshofs entschieden, dass die Bank dann keinen Darlehensrückzahlungsanspruch gegen den Kunden hat, wenn die Bank sich der Vertriebsorganisation des Vermittlers des Fondsanteils bedient hat, das Darlehen unmittelbar an die Fondsgesellschaft ausbezahlt wurde und der Anleger bei Erwerb seiner Beteiligung getäuscht wurde oder wenn dem Darlehensnehmer ein Widerrufsrecht zusteht. Das Vorliegen dieser Voraussetzungen hätte der Kreditnehmer im Einzelfall zu beweisen. Aus heutiger Sicht gehen wir davon aus, dass derartige Umstände allenfalls in Ausnahmefällen gegeben sein können.
- Im November 2002 hatte der Bundesgerichtshof den Hauptversammlungsbeschluss zur Wahl des Abschlussprüfers der HVB AG für das Jahr 1999 wegen der Besorgnis der Befangenheit für nichtig erklärt. Dies haben Aktionäre der HVB AG zum Anlass genommen, die Wirksamkeit der Jahresabschlüsse für die Geschäftsjahre 1999 bis 2002 gerichtlich anzufechten. Die Klage wurde in allen Instanzen abgewiesen. Auch weitere außerordentliche Rechtsbehelfe in diesem Zusammenhang halten wir für erfolglos. Unsere Auffassung, dass eine Besorgnis der Befangenheit bei der Wahl des Abschlussprüfers im Jahre 1999 die Wirksamkeit der Jahresabschlüsse 1999 bis 2002 nicht in Frage stellt, wird durch Gutachten von führenden Juristen in Wissenschaft und Praxis gestützt.
- Von einzelnen Aktionären eingereichte Anfechtungsklagen gegen den Beschluss unserer Hauptversammlung vom 14. Mai 2003 zur Abspaltung der in der DIA Vermögensverwaltungs-GmbH zusammengefassten, das gewerbliche Immobiliengeschäft betreibenden Kreditinstitute auf die Hypo Real Estate Holding AG sind unserer Ansicht nach unbegründet. Ungeachtet dessen, dass die von den Klägern behaupteten formalen Fehler nicht vorliegen, ist die Abspaltung nach unserer Überzeugung unumkehrbar.
- In zahlreichen Beschwerdeverfahren sowie in Anfechtungsklagen stellen Aktionäre die gerichtliche Bestellung sowie die Wahl der Anteilseignervertreter in den Aufsichtsrat auf der Hauptversammlung unserer Bank vom 29. April 2004 in Frage. Das Bayerische Oberste Landesgericht hat bereits verschiedene Beschwerden zurückgewiesen; unserer Auffassung nach wird daher auch die Anfechtungsklage, mit der zudem die Wirksamkeit der Wahl des Abschlussprüfers in Frage gestellt wird, erfolglos bleiben. Gleiches gilt für auf denselben Aspekt gestützte Anträge, die im Frühjahr 2004 durchgeführte Kapitalerhöhung im Handelsregister wieder zu löschen.
- Die von der Europäischen Kommission im Dezember 2001 gegen die HVB AG und die Vereins- und Westbank AG ausgesprochenen Geldbußen in Höhe von insgesamt etwa 31 Mio € für angeblich rechtswidrige Preisabsprachen in Bezug auf das Sortengeschäft wurden vom Europäischen Gerichtshof in erster Instanz im November 2004 aufgehoben; diese Entscheidung wird trotz des hiergegen anhängigen Einspruchs nach unserer Meinung Rechtskraft erlangen.
- Im Zusammenhang mit angeblichen Ansprüchen aus der Zeit des Nationalsozialismus und des Zweiten Weltkriegs wurde von zwei Einzelpersonen vor dem United States District Court for the District of Columbia eine Schadensersatzforderung in Höhe von insgesamt 40 Mio USD gegen die Bank Austria Creditanstalt AG und die HVB AG geltend gemacht. Wir sind der Überzeugung, dass die Klagen abgewiesen werden.

5 Geschäftsrisiko

Risikomanagement

Als Geschäftsrisiko definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert des Unternehmens. Geschäftsrisiken können vor allem aus deutlich verschlechterten Marktbedingungen, Veränderungen der Wettbewerbsposition oder des Kundenverhaltens, aber auch aus geänderten rechtlichen Rahmenbedingungen resultieren.

Das operative Management des Geschäftsrisikos liegt als Teil des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Messmethodik

Die Messung des Risikokapitals für Geschäftsrisiko erfolgt auf Basis eines Value-at-Risk-Ansatzes. Zu diesem Zweck werden auf Ressortebene Erlös- und Kostenvolatilitäten herangezogen und unter Berücksichtigung von Korrelationen ein Value-at-Risk ermittelt, welcher die mit dem Geschäftsrisiko einhergehenden möglichen Schwankungen des Unternehmenswertes repräsentiert.

Risikoüberwachung

Das Risikokapital für Geschäftsrisiko wird vom Bereich Risk Control ermittelt, analysiert und an den Chief Risk Officer berichtet.

Der Bereich Group Controlling hat die Aufgabe, die unterjährige Erlös- und Kostenentwicklung der Ressorts als Stellhebel des Geschäftsrisikos durch Soll-Ist-Vergleiche nachzuhalten. Die Ergebnisse sind Inhalt eines monatlichen Vorstandsreportings.

Quantifizierung und Konkretisierung

Das ermittelte Risikokapital für das Geschäftsrisiko der HVB AG beläuft sich zum Jahresultimo auf 0,53 Mrd €.

Neben einem weiterhin straffen Kostenmanagement haben wir im Berichtsjahr den Schwerpunkt auf die Steigerung unserer Ertragskraft gelegt. Die Neugeschäftsinitiativen wurden forciert und weitere Fortschritte bei der Kundengewinnung und der Intensivierung der Produktnutzung erzielt.

Mit dem Ende 2004 gestarteten Effizienzprogramm »PRO« soll mittel- bis langfristig eine strukturelle Optimierung der Kostenbasis der HVB Group und damit auch der HVB AG erreicht werden. Hierbei soll eine Erhöhung der Effizienz unserer Infrastruktur, eine Verbesserung der Prozessabläufe sowie eine Verschlankung der Stabseinheiten erreicht werden. Trotz laufender Überprüfung des Projekts kann das Risiko bestehen, dass bei der Anpassung der Geschäftsprozesse eine zeitliche Verzögerung auftritt und die Synergien später als geplant gehoben werden können.

Daneben haben wir weiterhin das Ziel, unsere Vertriebskraft und damit auch unsere Erträge nachhaltig zu steigern.

6 Risiko aus bankeigenem Immobilienbesitz

Unter dieser Risikoart erfassen wir potenzielle Verluste, die aus Marktwertschwankungen unseres Immobilienbestandes resultieren.

Grundsätzlich wurde der bankeigene Immobilienbesitz der HVB AG auf unsere Tochter HVB Gesellschaft für Gebäude mbH & Co KG übertragen. Indes ist im Zuge der Integration der Vereins- und Westbank AG deren Immobilienbestand zunächst auf die HVB AG übergegangen und wird erst zum 30. Juni 2005 auf die HVB Gesellschaft für Gebäude mbH & Co KG übertragen. Aus diesem Grunde ergibt sich in der HVB AG zum 31. Dezember 2004 ein Risikokapital für bankeigenen Immobilienbesitz von 17 Mio €.

7 Risiko aus Anteils- und Beteiligungsbesitz

Risikomanagement

Unter dieser Risikoart erfassen wir die möglichen Marktwertschwankungen unseres börsennotierten und nicht börsennotierten Anteils- und Beteiligungsbesitzes (ohne operative Konzerntöchter). Die Steuerung des Portfolios erfolgt durch den Konzernvorstand.

Messmethodik

Die Risikomessung unserer Beteiligungen nach dem Value-at-Risk-Ansatz basiert auf deren Marktwerten und auf Volatilitäten, die im Falle börsennotierter Beteiligungen aus den jeweiligen Kursschwankungen der Aktie ermittelt werden. Im Falle nicht börsennotierter Beteiligungen werden die Buchwerte als Marktwertschätzer herangezogen sowie die Volatilitäten anhand branchenspezifischer Indizes gewonnen. Um die jüngere Vergangenheit adäquater zu berücksichtigen, erfolgt eine exponentielle Gewichtung bei der Ermittlung der Volatilitäten, wobei der längerfristigen Haltedauer von Beteiligungen Rechnung getragen wird.

Risikoüberwachung

Der Bereich Risk Control ermittelt und analysiert das Risikokapital für Anteils- und Beteiligungsbesitz und berichtet es an den Chief Risk Officer.

Die Aufgabe des Beteiligungscontrollings liegt im Bereich Group Finance and Tax. Dieser überprüft auf Basis von Prüfungsberichten, Geschäftsberichten und unterjährigen Berichterstattungsinstrumenten regelmäßig die Werthaltigkeit unserer Beteiligungen. Wesentliche negative Wertänderungen werden so frühzeitig erkannt, analysiert und an den Chief Financial Officer berichtet.

Quantifizierung und Konkretisierung

Die in 2003 erfolgte konsequente Bereinigung unseres nicht strategischen Beteiligungsportfolios wurde in 2004 mit dem weiteren Abbau unserer Finanzbeteiligungen fortgesetzt. In diesem Zusammenhang sind insbesondere der Verkauf unseres Allianz-AG-Paketes sowie die weitere Reduzierung unserer Anteile an der Münchener Rückversicherungs-Gesellschaft AG zu nennen. Darüber hinaus haben wir unsere Beteiligung an der Brau und Brunnen AG verkauft sowie unseren Anteilsbesitz an der E.ON AG abgebaut.

Das Risikokapital hat sich nahezu ausschließlich durch die Portfoliobereinigungen signifikant auf rund 1,5 Mrd € verringert. Insgesamt stellt die Münchener Rückversicherungs-Gesellschaft AG unsere größte Beteiligung dar. Ein nachhaltiger Kursrückgang dieser Aktienposition hätte daher entsprechende Auswirkungen auf die Ertragslage unserer Bank.

8 Strategisches Risiko

Risikomanagement

Strategisches Risiko entsteht daraus, dass das Management wesentliche Entwicklungen und Trends im Bankensektor nicht rechtzeitig erkennt oder falsch einschätzt. In der Folge kann es daraufhin zu Grundsatzentscheidungen kommen, die sich hinsichtlich der Erreichung der langfristigen Unternehmensziele ex post als unvorteilhaft erweisen und zudem teilweise schwer reversibel sind.

Das Management des Strategischen Risikos fällt als Teil der Unternehmenssteuerung in den Verantwortungsbereich des Konzernvorstandes, der mit der Vorgabe der strategischen Ausrichtung der Bank die Risikopositionierung der HVB AG bestimmt.

Messmethodik

Das Strategische Risiko wird primär auf qualitativem Wege erfasst. Zu diesem Zweck erfolgt eine laufende Beobachtung des nationalen wie internationalen Umfeldes sowie die permanente Überprüfung unserer eigenen strategischen Positionierung.

Risikoüberwachung

Im Rahmen unserer langfristigen Planung überprüft der Vorstand regelmäßig die festgelegte Strategie der Bank. So besteht bei Bedarf die Möglichkeit, mit einer Anpassung des Geschäftsmodells bzw. der Geschäftsprozesse auf geänderte Rahmenbedingungen zu reagieren. Bei der Ableitung derartiger strategischer Initiativen findet eine enge Abstimmung des Vorstandes mit dem Aufsichtsrat statt, insbesondere mit dem Risikoausschuss und dem Ausschuss für Strategie und Geschäftsentwicklung.

Quantifizierung und Konkretisierung

– Gesamtwirtschaftliches Risiko und Geschäftsumfeld

Ein Risiko, das die eingeschlagene Strategie unserer Bank im Besonderen beeinträchtigen kann, resultiert aus der gesamtwirtschaftlichen Entwicklung. Zwar hat sich die wirtschaftliche Dynamik in unseren Heimatmärkten im Jahr 2004 beschleunigt, indes verblieb sie gerade in Deutschland auf einem nur mäßigen Niveau. Die Aussichten für das Jahr 2005 lassen erwarten, dass diese Ausgangslage keine wesentliche Änderung erfahren wird. Darüber hinaus ist nicht abzusehen, welche Folgewirkungen von einem gegenüber dem Dollar weiter stabilen Euro und einem sich weiter auf hohem Niveau befindlichen Ölpreis auf die Volkswirtschaften unserer Heimatmärkte ausgehen.

Die aufgezeigten Risikofaktoren können einzeln oder kumulativ dazu führen, dass sich die von uns avisierten finanziellen Erfolgsziele nicht realisieren lassen.

Die HVB AG stellt einen der größten Darlehensgeber des deutschen Mittelstandes dar. Darüber hinaus ist unsere Bank einer der führenden Anbieter von privaten und gewerblichen Darlehen in Deutschland. Vor dem Hintergrund der beschriebenen konjunkturellen Aussichten bleibt unser Geschäftsumfeld gerade in Deutschland schwierig. Das schleppende Wirtschaftswachstum, hohe Insolvenzzahlen, stagnierende Immobilienmärkte und die beträchtliche Arbeitslosigkeit haben bereits in der Vergangenheit zu einem Anstieg an Kreditausfällen und Kreditrisikovorsorge geführt. Bei unveränderten Rahmenbedingungen ist somit nicht auszuschließen, dass die Kreditrisikovorsorge auf einem hohen Niveau verbleiben wird.

- Ratingsituation
  Trotz des am 25. Februar 2005 von Standard & Poor's bestätigten langfristigen Kreditratings der HVB AG und der Bank Austria Creditanstalt AG kann für die Zukunft nicht ausgeschlossen werden, dass diese gegenwärtige Einschätzung eine Veränderung erfahren wird, gerade wenn sich das Geschäftsumfeld für die HVB Group ungünstig entwickeln sollte. Eine Verschlechterung des Kreditratings würde die Refinanzierung für die HVB Group verteuern und sich damit negativ auf die Ertragslage unserer Bank auswirken.

- Konsolidierung des Bankensektors
  In Deutschland, aber ebenso auf europäischer Ebene wird allgemein eine Konsolidierung des Bankensektors erwartet. Auch wenn nicht absehbar ist, wie sich eine solche Konsolidierung konkret darstellen könnte, will die HVB Group in diesem Prozess eine aktive Rolle spielen. Sie beobachtet den Markt, bewertet denkbare Möglichkeiten und führt Gespräche mit anderen Marktteilnehmern. Dabei ist allerdings noch kein Stadium erreicht, in dem aus Sicht der HVB Group mit einer Entscheidung zu rechnen ist.

  Es ist daher offen, ob die HVB Group an einer Konsolidierung beteiligt sein wird und wie sich eine derartige Maßnahme auf die HVB Group und in der Folge auf die HVB AG auswirken könnte, unabhängig davon, ob sie daran beteiligt ist oder nicht. Wenn es in Europa aber zu Konsolidierungen von Banken kommt, kann dies für die HVB AG eine erhebliche Verschärfung des Wettbewerbs bedeuten.

GEWINN- UND VERLUSTRECHNUNG DER BAYERISCHEN HYPO- UND VEREINSBANK AG FÜR DIE ZEIT VOM 1. JANUAR BIS 31. DEZEMBER 2004

Aufwendungen			2004	2003
	in Mio €	in Mio €	in Mio €	in Mio €
1 Zinsaufwendungen			8 416	9 692
2 Provisionsaufwendungen			268	274
3 Nettoaufwand aus Finanzgeschäften			—	—
4 Allgemeine Verwaltungsaufwendungen				
a) Personalaufwand				
aa) Löhne und Gehälter	1 245			1 032
ab) Soziale Abgaben und Aufwendungen für				
Altersversorgung und für Unterstützung	363			339
		1 608		1 371
darunter: für Altersversorgung				
Mio € 173				(159)
b) andere Verwaltungsaufwendungen		1 341		1 296
			2 949	2 667
5 Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachanlagen			83	98
6 Sonstige betriebliche Aufwendungen			117	147
7 Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft			2 059	2 352
8 Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere			—	2 966
9 Aufwendungen aus Verlustübernahme			218	157
10 Außerordentliche Aufwendungen			2 880	460
davon: Zuführung zu Sonderwertberichtigungen				
Mio € 2 500				(—)
Zuführung zu Restrukturierungsrückstellungen				
Mio € 250				(—)
Aufwendungen für Risikoabschirmung				
Mio € 130				(460)
11 Steuern vom Einkommen und vom Ertrag			68	29
12 Sonstige Steuern, soweit nicht unter Posten 6 ausgewiesen			4	4
13 Jahresüberschuss			—	—
Summe der Aufwendungen			**17 062**	**18 846**

Erträge		2004	2003
	in Mio €	in Mio €	in Mio €
1 Zinserträge aus			
a) Kredit- und Geldmarktgeschäften	9 915		11 110
b) festverzinslichen Wertpapieren und			
Schuldbuchforderungen	1 020		1 111
		10 935	12 221
2 Laufende Erträge aus			
a) Aktien und anderen nicht festverzinslichen			
Wertpapieren	188		140
b) Beteiligungen	54		38
c) Anteilen an verbundenen Unternehmen	440		246
		682	424
3 Erträge aus Gewinngemeinschaften,			
Gewinnabführungs- oder			
Teilgewinnabführungsverträgen		264	271
4 Provisionserträge		1 469	1 317
5 Nettoertrag aus Finanzgeschäften		168	395
6 Erträge aus Zuschreibungen			
zu Forderungen und bestimmten Wertpapieren			
sowie aus der Auflösung			
von Rückstellungen im Kreditgeschäft		764	757
7 Erträge aus Zuschreibungen zu Beteiligungen,			
Anteilen an verbundenen Unternehmen und			
wie Anlagevermögen behandelten Wertpapieren		79	—
8 Sonstige betriebliche Erträge		161	158
9 Jahresfehlbetrag		2 540	3 303
Summe der Erträge		**17 062**	**18 846**
1 Jahresfehlbetrag	2 540		3 303
2 Entnahmen aus der Kapitalrücklage	2 540		3 303
		—	—
3 Bilanzgewinn/Bilanzverlust		—	—

BILANZ
DER BAYERISCHEN HYPO- UND VEREINSBANK AG
ZUM 31. DEZEMBER 2004

Aktiva		31.12.2004	31.12.2003
	in Mio €	in Mio €	in Mio €
1 Barreserve			
a) Kassenbestand	429		400
b) Guthaben bei Zentralnotenbanken	3 436		1 913
darunter: bei der Deutschen Bundesbank			
Mio € 890			(648)
		3 865	2 313
2 Schuldtitel öffentlicher Stellen und Wechsel, die zur			
Refinanzierung bei Zentralnotenbanken zugelassen sind			
a) Schatzwechsel und unverzinsliche			
Schatzanweisungen sowie ähnliche			
Schuldtitel öffentlicher Stellen	34		43
darunter: bei der Deutschen Bundesbank			
refinanzierbar			
Mio € 30			(—)
b) Wechsel	220		154
darunter: bei der Deutschen Bundesbank			
refinanzierbar			
Mio € 220			(154)
		254	197
3 Forderungen an Kreditinstitute			
a) täglich fällig	14 927		16 237
b) andere Forderungen	31 347		38 219
		46 274	54 456
darunter: Hypothekendarlehen			
Mio € 4			(9)
Kommunalkredite			
Mio € 421			(656)
4 Forderungen an Kunden		168 535	170 404
darunter: Hypothekendarlehen			
Mio € 98 487			(104 613)
Kommunalkredite			
Mio € 17 381			(20 434)
andere durch Grundpfandrechte			
gesicherte Kredite			
Mio € 7 994			(5 936)
Übertrag:		218 928	227 370

Passiva			31.12.2004	31.12.2003
	in Mio €	in Mio €	in Mio €	in Mio €
1 Verbindlichkeiten gegenüber Kreditinstituten				
a) täglich fällig		15105		18029
b) mit vereinbarter Laufzeit oder Kündigungsfrist		67667		70689
			82772	88718
darunter: begebene Hypotheken-Namenspfandbriefe				
Mio € 3248				(3227)
begebene öffentliche Namenspfandbriefe				
Mio € 1020				(925)
zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber ausgehändigte Hypotheken-Namenspfandbriefe				
Mio € 14				(18)
und öffentliche Namenspfandbriefe				
Mio € 47				(43)
2 Verbindlichkeiten gegenüber Kunden				
a) Spareinlagen				
aa) mit vereinbarter Kündigungsfrist von 3 Monaten	16563			12511
ab) mit vereinbarter Kündigungsfrist von mehr als 3 Monaten	207			206
		16770		12717
b) begebene Hypotheken-Namenspfandbriefe		13679		15175
c) begebene öffentliche Namenspfandbriefe		4827		5181
d) andere Verbindlichkeiten				
da) täglich fällig	29265			24150
db) mit vereinbarter Laufzeit oder Kündigungsfrist	33398			35622
darunter: zur Sicherstellung aufgenommener Darlehen an den Darlehensgeber ausgehändigte Hypotheken-Namenspfandbriefe				
Mio € 480				(577)
und öffentliche Namenspfandbriefe				
Mio € 253				(341)
		62663		59772
			97939	92845
Übertrag:			180711	181563

Aktiva			31.12.2004	31.12.2003
	in Mio €	in Mio €	in Mio €	in Mio €
Übertrag:			218 928	227 370
5 **Schuldverschreibungen und andere festverzinsliche Wertpapiere**				
a) Geldmarktpapiere				
aa) von öffentlichen Emittenten	307			4
darunter: beleihbar bei der Deutschen Bundesbank				
Mio € 272				(—)
ab) von anderen Emittenten	533			1 526
darunter: beleihbar bei der Deutschen Bundesbank				
Mio € 461				(1 030)
		840		1 530
b) Anleihen und Schuldverschreibungen				
ba) von öffentlichen Emittenten	13 706			13 760
darunter: beleihbar bei der Deutschen Bundesbank				
Mio € 9 396				(8 845)
bb) von anderen Emittenten	29 537			23 669
darunter: beleihbar bei der Deutschen Bundesbank				
Mio € 14 862				(11 762)
		43 243		37 429
c) eigene Schuldverschreibungen		4 847		5 648
Nennbetrag Mio € 4 986				(5 753)
			48 930	44 607
6 **Aktien und andere nicht festverzinsliche Wertpapiere**			9 804	10 330
7 **Beteiligungen**			1 182	1 202
darunter: an Kreditinstituten				
Mio € 126				(150)
an Finanzdienstleistungsinstituten				
Mio € —				(1)
8 **Anteile an verbundenen Unternehmen**			9 796	9 506
darunter: an Kreditinstituten				
Mio € 6 723				(7 414)
an Finanzdienstleistungsinstituten				
Mio € 91				(94)
Übertrag:			288 640	293 015

Passiva			31. 12. 2004	31. 12. 2003
	in Mio €	in Mio €	in Mio €	in Mio €
Übertrag:			180 711	181 563
3 Verbriefte Verbindlichkeiten				
a) begebene Schuldverschreibungen				
aa) Hypothekenpfandbriefe	34 455			38 110
ab) öffentliche Pfandbriefe	8 849			9 390
ac) sonstige Schuldverschreibungen	36 174			38 463
		79 478		85 963
b) andere verbriefte Verbindlichkeiten		6		12
darunter: Geldmarktpapiere				
Mio € —				(—)
eigene Akzepte und Solawechsel im Umlauf				
Mio € 6				(12)
			79 484	85 975
4 Treuhandverbindlichkeiten			448	63
darunter: Treuhandkredite				
Mio € 435				(50)
5 Sonstige Verbindlichkeiten			11 727	8 538
6 Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		386		525
b) andere		381		389
			767	914
7 Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		1 394		1 252
b) Steuerrückstellungen		310		249
c) andere Rückstellungen		1 870		1 547
			3 574	3 048
8 Nachrangige Verbindlichkeiten			9 669	9 530
9 Genussrechtskapital			716	409
darunter: vor Ablauf von zwei Jahren fällig				
Mio € 102				(—)
10 Fonds für allgemeine Bankrisiken			290	200
Übertrag:			287 386	290 240

Aktiva		31. 12. 2004	31. 12. 2003
	in Mio €	in Mio €	in Mio €
Übertrag:		288 640	293 015
9 **Treuhandvermögen**		448	63
darunter: Treuhandkredite			
Mio € 435			(50)
10 **Immaterielle Anlagewerte**		53	—
11 **Sachanlagen**		731	308
12 **Eigene Aktien oder Anteile**		—	—
Nennbetrag Mio € —			(—)
13 **Sonstige Vermögensgegenstände**		8 012	6 879
14 **Steuerabgrenzungsposten**		—	—
15 **Rechnungsabgrenzungsposten**			
a) aus dem Emissions- und Darlehensgeschäft	476		532
b) andere	164		178
		640	710
Summe der Aktiva		**298 524**	**300 975**

Passiva			31. 12. 2004	31. 12. 2003
	in Mio €	in Mio €	in Mio €	in Mio €
Übertrag:			287 386	290 240
11 Eigenkapital				
a) gezeichnetes Kapital		2 252		1 609
eingeteilt in:				
Stück 736 145 540 auf den Inhaber lautende Stammaktien				
Stück 14 553 600 auf den Namen lautende Vorzugsaktien				
b) Kapitalrücklage				
Stand 1. 1. 2004	9 126			
Zugang aus Kapitalerhöhung gegen Bareinlage	2 300			
Entnahme zum Ausgleich des Jahresfehlbetrages	– 2 540			
Stand 31. 12. 2004		8 886		9 126
c) Gewinnrücklagen				
ca) gesetzliche Rücklage	—			—
cb) Rücklage für eigene Anteile	—			—
cc) andere Gewinnrücklagen	—			—
		—		—
d) Bilanzgewinn		—		—
			11 138	10 735
Summe der Passiva			**298 524**	**300 975**
1 Eventualverbindlichkeiten				
a) Eventualverbindlichkeiten aus weitergegebenen abgerechneten Wechseln		—		—
b) Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen		26 236		24 279
c) Haftung aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten		—		—
			26 236	24 279
2 Andere Verpflichtungen				
a) Rücknahmeverpflichtungen aus unechten Pensionsgeschäften		—		—
b) Platzierungs- und Übernahmeverpflichtungen		—		—
c) Unwiderrufliche Kreditzusagen		34 106		36 319
			34 106	36 319

ANHANG

Rechtsgrundlagen

Der Jahresabschluss der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) für das Geschäftsjahr 2004 ist nach den Rechnungslegungsvorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG), des Hypothekenbankgesetzes (HypBankG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV) aufgestellt worden.

Unsere Bank ist in allen Sparten einer Geschäftsbank und Hypothekenbank tätig. Nach § 24 HypBankG ist deshalb das allgemeine Formblatt der RechKredV um die zusätzlichen Untergliederungen für Realkreditinstitute zu ergänzen.

Die nach § 161 AktG vorgeschriebene Erklärung zum Corporate-Governance-Kodex ist auf unserer Internet-Seite www.hvbgroup.com/entsprechenserklaerung veröffentlicht.

Verschmelzung der Vereins- und Westbank AG auf die HypoVereinsbank AG

Die HVB AG und die Vereins- und Westbank Aktiengesellschaft (VuW AG) haben sich Anfang April 2004 auf ein Integrationsmodell verständigt, das im Rahmen der Hauptversammlung der VuW AG am 15. April 2004 auch der Öffentlichkeit vorgestellt wurde. Im März 2004 hatte die HVB AG ihren Anteil an der VuW AG auf mehr als 95% erhöht und den Ausschluss der Minderheitsaktionäre angekündigt (Squeeze-out-Verfahren). Der Übertragungsbeschluss war auf einer außerordentlichen Hauptversammlung der VuW AG am 24. Juni 2004 gefasst worden. Im Rahmen eines gerichtlichen Vergleichs wurde die Barabfindung am 29. Oktober 2004 erhöht und der Übertragungsbeschluss anschließend in das Handelsregister eingetragen. Damit sind rund 2,79 Millionen Aktien der Minderheitsaktionäre der VuW AG kraft Gesetzes auf die HVB AG übergegangen. Die Verschmelzung der VuW AG mit der HVB AG wurde mit der Eintragung im Handelsregister des Amtsgerichts München am 14. Januar 2005 wirksam.

Die Übertragung des Vermögens der VuW AG auf die HVB AG erfolgte mit Wirkung zum Ablauf des 30. Juni 2004. Zu diesem Datum stellte die VuW AG eine Schlussbilanz auf. Ab dem 1. Juli 2004 gelten alle Handlungen und Geschäfte der VuW AG als für Rechnung der HVB AG vorgenommen. Dementsprechend sind die Aufwendungen und Erträge der VuW AG seit dem 1. Juli 2004 originär in der Gewinn- und Verlustrechnung der HVB AG enthalten.

Ebenso sind die Vermögensgegenstände und Schulden der VuW AG zum 31. Dezember 2004 in die Bilanz der HVB AG aufgenommen.

Die Bilanzierung der Verschmelzung erfolgt nach der Anschaffungskostenmethode. § 24 UmwG regelt die Bilanzierung der Verschmelzung beim übernehmenden Rechtsträger. Demnach kann das übergehende Vermögen entweder mit den Buchwerten aus der Schlussbilanz oder mit den tatsächlichen Anschaffungskosten angesetzt werden. Der dabei ermittelte Geschäfts- oder Firmenwert wird nach § 255 Abs. 4 Satz 2 HGB ab dem nächsten Geschäftsjahr planmäßig innerhalb maximal 4 Jahren abgeschrieben.

Bei der Anschaffungskostenmethode darf die HVB AG das übergehende Vermögen höchstens zum Zeitwert ausweisen. Entsprechend dem Vorsichtsprinzip haben wir den Buchwert unserer Anteile an der VuW AG als Zeitwert angesetzt. Sämtliche Vermögensgegenstände und Schulden wurden mit deren Zeitwert angesetzt, wobei Forderungen, Verbindlichkeiten und Derivate, die einen direkten Bezug zum Kunden aufweisen in einer Portfoliobetrachtung bewertet wurden. Der sich daraus ergebende Unterschiedsbetrag zum Buchwert wird als sonstiger Vermögensgegenstand/sonstige Verbindlichkeit planmäßig über die durchschnittliche Laufzeit des Portfolios abgeschrieben. Die bei der VuW AG gebildeten freien Reserven nach § 340 f HGB waren aufzulösen.

Durch die Verschmelzung der VuW AG auf die HVB AG rückwirkend zum 1. Juli 2004 sind die im Vorjahr ausgewiesenen Zahlen der Bilanz und der Gewinn- und Verlustrechnung ebenso wie die Anhangsangaben nur eingeschränkt vergleichbar, da sie sich auf die HVB AG vor Verschmelzung beziehen.

In der Entwicklung des Anlagevermögens haben wir die Zugänge wegen der Integration der VuW AG in einer separaten Spalte dargestellt.

Bilanzierungs-, Bewertungs- und Ausweismethoden

Auf Änderungen der Bilanzierungs- und Bewertungsmethoden sowie auf Ausweisänderungen weisen wir bei den jeweiligen Positionen hin.

Schuldtitel öffentlicher Stellen und Wechsel (Aktivposten 2) sind mit ihrem Barwert, also um Abzinsungsbeträge gekürzt, ausgewiesen.

Die Bewertung unserer Forderungen (Aktivposten 3 und 4) erfolgt grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB. Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet. Einzelwertberichtigungen und Rückstellungen werden aufgelöst, soweit das Ausfallrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und abgebucht wird.

Für Ausleihungen in Ländern mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über ein Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die Höhe des entsprechenden Wertberichtigungssatzes wird der jeweiligen aktuellen Risikosituation angepasst.

Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung. Bei der Bewertung der inländischen latenten Kreditrisiken wenden wir die Grundsätze der deutschen Finanzverwaltung zur steuerlichen Anerkennung von Pauschalwertberichtigungen bei Kreditinstituten an.

Wie die übrigen Forderungen setzen wir auch die Hypothekendarlehen mit ihrem Nennbetrag an. Unterschiede zwischen Nenn- und Auszahlungsbeträgen werden in die Rechnungsabgrenzung eingestellt und planmäßig erfolgswirksam aufgelöst.

Wertpapiere sind in den Bilanzpositionen Schuldverschreibungen und andere festverzinsliche Wertpapiere (Aktivposten 5) sowie Aktien und andere nicht festverzinsliche Wertpapiere (Aktivposten 6) ausgewiesen. Die gesamten Wertpapiere haben wir nach definierten Kriterien wie Haltedauer und Geschäftszweck dem Handels-, Anlage- oder Liquiditätsvorsorgebestand (Wertpapiere, die weder Teil des Handelsbestandes sind noch wie Anlagevermögen behandelt werden) zugeordnet. Der Gesamtbestand der Bank besteht zum Bilanzstichtag zu 61,8% aus Handelsbeständen, zu 31,6% aus Wertpapieren der Liquiditätsvorsorge und zu 6,6% aus Wertpapieren, die wie Anlagevermögen behandelt wurden.

Die wie Anlagevermögen behandelten Wertpapiere bewerten wir nach den Vorschriften des § 253 Abs. 2 Satz 3 HGB, nach denen Abschreibungen nur bei einer voraussichtlich dauernden Wertminderung vorzunehmen sind. Dagegen werden Liquiditätsvorsorgebestände grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB bewertet. Liquiditätsvorsorgebestände, die in Portfolios strukturiert sind, behandeln wir nach den Grundsätzen der Bewertung von Bewertungseinheiten. Für gleiche Risikoarten bilden wir dazu ex ante definierte, strengen Voraussetzungen unterliegende und dokumentierte Bewertungseinheiten aus bilanzwirksamen Grundgeschäften (zum Beispiel festverzinsliche Wertpapiere) und dazugehörigen Hedgeinstrumenten (zum Beispiel Interest Rate Swaps). Innerhalb der einzelnen Bewertungseinheit verrechnen wir positive und negative Bewertungsergebnisse der einzeln bewerteten Finanzinstrumente.

Ein sich insgesamt ergebender Bewertungsgewinn wird bei der Ergebnisermittlung grundsätzlich nicht berücksichtigt, für einen Verlustsaldo bilden wir Rückstellungen für drohende Verluste aus schwebenden Geschäften.

Handelsbestände fassen wir für Zwecke der Rechnungslegung mit Handelskontrakten zu Portfolios zusammen und bewerten sie mit differenzierten Methoden nach einem modifizierten Market-to-Market-Verfahren. Die in den Makro-Bewertungseinheiten zusammengefassten Handelsbestände und -kontrakte werden zu Marktpreisen bewertet und um das mit mathematischen Verfahren berechnete Verlustpotenzial (Value-at-Risk) gekürzt, um sicherzustellen, dass keine unrealisierten Gewinne aus offenen Positionen in die Gewinn- und Verlustrechnung einfließen.

Ausführliche Angaben zu unseren bilanzunwirksamen Finanzkontrakten mit detaillierten Aufgliederungen des Nominalvolumens und der Kontrahentenstruktur haben wir in den Risikobericht aufgenommen.

Beteiligungen und Anteile an verbundenen Unternehmen (Aktivposten 7 und 8) werden zu Anschaffungskosten oder – bei dauerhafter Wertminderung – zum niedrigeren beizulegenden Wert am Bilanzstichtag angesetzt.

Gewinne und Verluste bei Personengesellschaften sowie Gewinnausschüttungen von Kapitalgesellschaften erfassen wir bei Mehrheitsbeteiligungen periodengleich im Jahr des Entstehens.

Beim Ausweis der Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren (E. 7) sowie der Abschreibungen und Wertberichtigungen auf diese Finanzanlagen (A. 8) wenden wir das Wahlrecht des § 340 c Abs. 2 Satz 2 HGB an. Wir kompensieren die entsprechenden Aufwendungen und Erträge, die auch Erfolge aus der Veräußerung von Finanzanlagen enthalten.

Unser Sachanlagevermögen (Aktivposten 11) bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögensgegenstände handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Dabei lehnen wir uns eng an die Abschreibungsvorschriften des § 7 EStG in Verbindung mit den amtlichen Abschreibungstabellen für Mobilien an. Geringwertige Wirtschaftsgüter werden im Anschaffungsjahr voll abgeschrieben und im Anlagespiegel als Zu- und Abgang gezeigt. Zugänge bei Vermögensgegenständen der Betriebs- und Geschäftsausstattung schreiben wir im Jahr der Anschaffung zeitanteilig ab.

Verbindlichkeiten (Passivposten 1 bis 3 sowie 8 und 9) passivieren wir mit ihrem Rückzahlungsbetrag; eine Differenz zum Ausgabebetrag wird in die Rechnungsabgrenzung eingestellt und planmäßig aufgelöst. Dagegen setzen wir Verbindlichkeiten ohne laufende Zinszahlungen mit ihrem Barwert an.

Rückstellungen für Steuern, ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften (Passivposten 7) bemessen wir entsprechend den Grundsätzen vorsichtiger kaufmännischer Beurteilung in Höhe der voraussichtlichen Zahlungsverpflichtung. Der Ansatz erfolgt zum Nominalwert, soweit nicht die bilanzrechtlichen Vorschriften eine Abzinsung erfordern. Pensionsrückstellungen haben wir nach versicherungsmathematischen Grundsätzen (Rechnungszinsfuß 6%) mit dem Teilwert nach § 6a EStG in Verbindung mit R 41 EStR in steuerlich maximal zulässiger Höhe gebildet. Wertguthaben der Mitarbeiter für Altersteilzeit wurden nach § 8 Altersteilzeitgesetz durch Verpfändung von Wertpapieren an den Treuhänder gesichert.

Ergebnisunterschiede zwischen Handelsbilanz und Steuerbilanz, die sich im Zeitablauf voraussichtlich wieder ausgleichen (so genannte Timing Differences), werden in Nebenrechnungen dokumentiert. Aktivische und passivische latente Steuern werden saldiert. Ein verbleibender aktivischer Saldo wird gemäß § 274 Abs. 2 HGB nicht angesetzt.

Unser Jahresergebnis ist durch steuerlich bedingte Mehrabschreibungen bzw. unterlassene Zuschreibungen nicht beeinflusst worden.

Währungsumrechnung

Die Währungsumrechnung erfolgt nach den in § 340 h HGB vorgegebenen Grundsätzen. Daneben beachten wir die zur Währungsumrechnung für Kreditinstitute vom Bankenfachausschuss des Instituts der Wirtschaftsprüfer erlassene Stellungnahme 3/1995. Danach werden auf ausländische Währung lautende Vermögensgegenstände und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Wie Anlagevermögen behandelte Vermögensgegenstände ohne besondere Deckung werden demgegenüber mit ihrem Anschaffungskurs angesetzt. Nicht abgewickelte Termingeschäfte werden zum Terminkurs am Bilanzstichtag bewertet.

Erfolge, die sich aus der Währungsumrechnung bilanzwirksamer Positionen sowie aus der Bewertung von Terminkontrakten zum Jahresultimo ergeben, werden in der Gewinn- und Verlustrechnung berücksichtigt. Darin enthaltene Umrechnungsgewinne aus sich im Zahlungsverkehr ergebenden offenen Positionen werden zeitnah realisiert. Signifikante Erfolgsverschiebungen ergeben sich dabei nicht. Bei vorhandenen strategischen Währungspositionen bilden wir für negative Bewertungsergebnisse Rückstellungen für drohende Verluste aus schwebenden Geschäften. Nicht realisierte positive Bewertungsergebnisse bleiben dagegen außer Ansatz.

Laufzeitgliederung bestimmter Aktivposten

in Mio €		2004	2003
A 3 b)	Andere Forderungen an Kreditinstitute		
	mit Restlaufzeit bis 3 Monate	22 283	26 610
	mehr als 3 Monate bis 1 Jahr	1 895	2 910
	mehr als 1 Jahr bis 5 Jahre	4 778	5 639
	mehr als 5 Jahre	2391	3 060
A 4)	Forderungen an Kunden		
	mit Restlaufzeit bis 3 Monate	12 806	10 085
	mehr als 3 Monate bis 1 Jahr	9 579	9 406
	mehr als 1 Jahr bis 5 Jahre	32 125	32 886
	mehr als 5 Jahre	98 203	102 769
	mit unbestimmter Laufzeit	15 822	15 258
A 5)	Schuldverschreibungen und andere festverzinsliche Wertpapiere		
	im Folgejahr fällig werdende Beträge	9 780	10 736

Laufzeitgliederung bestimmter Passivposten

in Mio €		2004	2003
P 1 b)	Verbindlichkeiten gegenüber Kreditinstituten		
	mit vereinbarter Laufzeit oder Kündigungsfrist		
	mit Restlaufzeit bis 3 Monate	43 738	41 105
	mehr als 3 Monate bis 1 Jahr	6 712	12 879
	mehr als 1 Jahr bis 5 Jahre	8 690	10 714
	mehr als 5 Jahre	8 527	5 991
	Verbindlichkeiten gegenüber Kunden		
P 2 ab)	Spareinlagen mit vereinbarter Kündigungsfrist von mehr als 3 Monaten		
	mit Restlaufzeit bis 3 Monate	3	3
	mehr als 3 Monate bis 1 Jahr	58	53
	mehr als 1 Jahr bis 5 Jahre	146	150
	mehr als 5 Jahre	—	—
P 2 b)	Begebene Hypotheken-Namenspfandbriefe,		
P 2 c)	begebene öffentliche Namenspfandbriefe,		
P 2 db)	andere Verbindlichkeiten mit vereinbarter Laufzeit oder Kündigungsfrist		
	mit Restlaufzeit bis 3 Monate	18 919	19 431
	mehr als 3 Monate bis 1 Jahr	4 095	4 453
	mehr als 1 Jahr bis 5 Jahre	12 718	15 178
	mehr als 5 Jahre	16 172	16 917
	Verbriefte Verbindlichkeiten		
P 3 a)	Begebene Schuldverschreibungen		
	im Folgejahr fällig werdende Beträge	24 123	21 672
P 3 b)	Andere verbriefte Verbindlichkeiten		
	mit Restlaufzeit bis 3 Monate	6	12
	mehr als 3 Monate bis 1 Jahr	—	—
	mehr als 1 Jahr bis 5 Jahre	—	—
	mehr als 5 Jahre	—	—

Beziehungen zu verbundenen Unternehmen und zu Beteiligungsunternehmen

in Mio €	An/gegenüber verbundene(n) Unternehmen 2004	An/gegenüber verbundene(n) Unternehmen 2003	An/gegenüber Unternehmen mit Beteiligungs-verhältnis 2004	An/gegenüber Unternehmen mit Beteiligungs-verhältnis 2003
Forderungen an Kreditinstitute	14552	21335	147	109
Forderungen an Kunden	3083	3781	2137	1916
Schuldverschreibungen und andere festverzinsliche Wertpapiere	500	557	283	114
Verbindlichkeiten gegenüber Kreditinstituten	8520	13286	142	352
Verbindlichkeiten gegenüber Kunden	4543	6383	1734	1244
Verbriefte Verbindlichkeiten	5828	5400	156	272
Nachrangige Verbindlichkeiten	1642	1677	—	—

Treuhandgeschäfte

Die Gesamtbeträge des Treuhandvermögens und der Treuhandverbindlichkeiten gliedern sich in folgende Aktiv- und Passivpositionen:

in Mio €	2004	2003
Forderungen an Kreditinstitute	197	40
Forderungen an Kunden	237	11
Aktien und andere nicht festverzinsliche Wertpapiere	—	—
Beteiligungen	14	12
Sonstige Vermögensgegenstände	—	—
Treuhandvermögen	**448**	**63**
Verbindlichkeiten gegenüber Kreditinstituten	10	11
Verbindlichkeiten gegenüber Kunden	94	12
Verbriefte Verbindlichkeiten	344	40
Treuhandverbindlichkeiten	**448**	**63**

Vermögensgegenstände und Schulden in Fremdwährung

Unser Fremdwährungsvolumen besteht zu 57,2% aus USD, zu 16,7% aus GBP und zu 11,6% aus JPY.

in Mio €	2004	2003
Vermögensgegenstände	47214	45261
Schulden	45928	47596

Dargestellt sind die Euro-Gegenwerte aller Währungen. Betragliche Unterschiede zwischen Vermögensgegenständen und Schulden sind in der Regel durch außerbilanzielle Geschäfte ausgeglichen.

Nachrangige Vermögensgegenstände

Nachrangige Vermögensgegenstände sind in folgenden Aktivposten enthalten:

in Mio €	2004	2003
Forderungen an Kreditinstitute	1572	1669
Forderungen an Kunden	528	188
Schuldverschreibungen und andere festverzinsliche Wertpapiere	875	1398
Aktien und andere nicht festverzinsliche Wertpapiere	81	17
darunter: eigene Genussscheine aus Marktpflegebeständen	3	1

Wertpapiere und Finanzanlagen

Die in den entsprechenden Bilanzpositionen enthaltenen börsenfähigen Wertpapiere teilen sich nach börsennotierten und nicht börsennotierten Wertpapieren wie folgt auf:

in Mio €	Börsenfähige Wertpapiere 2004	Börsenfähige Wertpapiere 2003	davon: börsennotiert 2004	davon: börsennotiert 2003	davon: nicht börsennotiert 2004	davon: nicht börsennotiert 2003
Schuldverschreibungen und andere festverzinsliche Wertpapiere	48 930	44 607	43 848	41 389	5 082	3 218
Aktien und andere nicht festverzinsliche Wertpapiere	7 213	7 855	6 981	7 795	232	60
Beteiligungen	491	504	473	495	18	9
Anteile an verbundenen Unternehmen	5 879	6 698	5 734	6 698	145	—

Folgende Finanzinstrumente des Finanzanlagevermögens weisen wir nicht mit ihrem beizulegenden Wert aus:

in Mio €	Buchwert 2004	Buchwert 2003	Beizulegender Wert 2004	Beizulegender Wert 2003
Aktien und andere nicht festverzinsliche Wertpapiere				
davon: Münchener Rückversicherungs-Gesellschaft AG	2 197	2 905	2 068	2 905
Beteiligungen				
davon: ERGO Versicherungsgruppe AG	320	320	267	320
Schuldverschreibungen und andere festverzinsliche Wertpapiere	56	1 097	60	1 027

Eine Abschreibung gemäß § 253 Abs. 2 Satz 3 HGB wurde nicht vorgenommen, weil von einer dauernden Wertminderung nicht auszugehen ist.

Eigene Aktien

Zu Jahresbeginn 2004 sowie am 31. Dezember 2004 hatten weder wir noch von uns abhängige oder in unserem Mehrheitsbesitz stehende Unternehmen wesentliche Bestände an Aktien (eigene Aktien) oder andere Eigenkapitalinstrumente der HVB AG im Bestand.

Der Erwerb eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 14. Mai 2003 und 29. April 2004 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 110 716 167 Stück Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 110 674 365 Stück Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 16,58 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 16,63 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 332 Mio € bzw. 14,7% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtsjahres auf 2 516 755 Stück, das entspricht einem Betrag von 8 Mio € bzw. 0,3% des Grundkapitals.

Am 31. Dezember 2004 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 4 815 908 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 14 Mio € bzw. einem Anteil von 0,6% des Grundkapitals.

Immaterielle Anlagewerte

In 2004 haben wir die VuW AG in die HVB AG integriert. Die Verschmelzung ist nach der Anschaffungskostenmethode bilanziert. Der dabei ermittelte Geschäfts- oder Firmenwert in Höhe von 53 Mio € wird nach § 255 Abs. 4 Satz 2 HGB ab dem nächsten Geschäftsjahr planmäßig innerhalb von maximal 4 Jahren abgeschrieben.

Sonstige Vermögensgegenstände

in Mio €	2004	2003
Inkassopapiere wie Schecks, fällige Schuldverschreibungen, Zins- und Dividendenscheine	229	177
Bezahlte Prämien für noch nicht fällige Optionsgeschäfte	5 047	4 822
Gewinnansprüche	597	468
Bewertungsausgleichsposten für gebundene Währungspositionen	682	740
Gesellschaftsanteile zur Weiterveräußerung	1	5
Kaufpreisforderungen	21	5
Kapitalanlagen bei Lebensversicherungsgesellschaften	183	196
Ansprüche auf Steuererstattungen	185	137
Bewertungsausgleichsposten aus Handelsbeständen	480	—
Fusionsbedingte Zeitwertdifferenz aus VuW AG-Portfolios	250	—

Aktive Rechnungsabgrenzungsposten

in Mio €	2004	2003
Disagio aus Verbindlichkeiten	420	442
Agio aus Forderungen	56	90

Sicherheitenübertragung für eigene Verbindlichkeiten

Für nachstehende Verbindlichkeiten wurden Vermögensgegenstände in Höhe von insgesamt 56 780 Mio € als Sicherheit übertragen.

in Mio €	2004	2003
Verbindlichkeiten gegenüber Kreditinstituten	30 227	28 933
Verbindlichkeiten gegenüber Kunden	25 159	5 606
Rückstellungen für Pensionen und ähnliche Verpflichtungen	1 394	1 252

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben.

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögensgegenstände mit einem Buchwert von 25 159 Mio € verpensioniert. Die Vermögensgegenstände

Entwicklung des Anlagevermögens

in Mio €	Anschaffungs-/Herstellungskosten	Zugänge Geschäftsjahr	Zugänge aus der Verschmelzung VuW AG	Zugänge aus der Liquidation HVB America LLC[2]
	1	2	3	4
Immaterielle Anlagewerte	—	—	53	—
Sachanlagen	819	159	653	33
davon: im Rahmen der eigenen Tätigkeit genutzte Grundstücke und Gebäude	—	—	439	—
Betriebs- und Geschäftsausstattung	819	159	214	33
Andere Vermögensgegenstände des Anlagevermögens	25	—	—	—
	Anschaffungskosten			
Beteiligungen	1 862			
Anteile an verbundenen Unternehmen	11 920			
Wertpapiere des Anlagevermögens	6 624			

[1] Von der Zusammenfassungsmöglichkeit des § 34 Abs. 3 RechKredV wurde Gebrauch gemacht.

[2] Im Rahmen der Liquidation der HVB America LLC wurden in einem ersten Schritt Sachanlagen auf die HVB AG übertragen.

[3] Einschließlich Wertveränderung aus der Währungsumrechnung.

sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich überwiegend um Offenmarktgeschäfte mit der Deutschen Bundesbank und Geschäfte an internationalen Geldmärkten.

Im Rahmen eines Contractual Trust Arrangement (CTA) haben wir Sicherheiten an den Vermögenstreuhänder zur Absicherung von Pensionsverpflichtungen gegeben.

Sonstige Verbindlichkeiten

in Mio €	2004	2003
Ausgleichsposten für Swapgeschäfte und gebundene Währungspositionen	659	503
Erhaltene Prämien für noch nicht fällige Optionsgeschäfte	5 372	4 647
Noch nicht fällige Zinsen auf Genussrechtskapital	50	27
Verbindlichkeiten aus Zuschüssen an und Verlustübernahmen von Tochtergesellschaften	208	128
Verbindlichkeiten aus Wertpapier-Short-Positionen	3 440	1 887
Verpflichtungen aus Schuldübernahmen	1 361	582
Verbindlichkeiten aus Abspaltung der Hypo Real Estate Group	—	458
Fusionsbedingte Zeitwertdifferenzen aus VuW AG-Portfolios	169	—

Passive Rechnungsabgrenzungsposten

Die Disagien aus zum Nennwert bilanzierten Forderungen betragen 341 Mio €.

Rückstellungen

In der Position andere Rückstellungen sind die nachfolgend aufgeführten Posten enthalten:

in Mio €	2004	2003
Rückstellungen im Kreditgeschäft	368	381
Rückstellungen für drohende Verluste aus schwebenden Geschäften	465	488
Rückstellungen für ungewisse Verbindlichkeiten	720	543
darunter:		
Prämienzahlungen für Sparverträge	26	23
Jubiläumszahlungen	77	75
Zahlungen für Vorruhestand, Altersteilzeit u. Ä.	85	65
Zahlungen an Mitarbeiter	262	159
Rückstellungen für Restrukturierung	317	135
Andere Rückstellungen insgesamt	**1 870**	**1 547**

Abgänge Geschäftsjahr	Umbuchungen Geschäftsjahr[3]	Zuschreibungen Geschäftsjahr	Abschreibungen kumuliert	Abschreibungen Geschäftsjahr	Restbuchwert 31. 12. 2004	Restbuchwert 31. 12. 2003
5	6	7	8	9	10	11
—	—	—	—	—	53	—
264	- 2	—	667	83	731	308
—	—	—	148	4	291	—
264	- 2	—	519	79	440	308
—	—	—	—	—	25	25
	Veränderungen +/–[1]				Restbuchwert 31. 12. 2004	Restbuchwert 31. 12. 2003
	- 680				1 182	1 202
	- 2 124				9 796	9 506
	- 2 749				3 875	6 624

Nachrangige Verbindlichkeiten

In dieser Position sind anteilige Zinsen in Höhe von 192 Mio € enthalten. Im Jahr 2004 sind Zinsaufwendungen von 480 Mio € angefallen.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung nicht entstehen. Im Falle der Insolvenz oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden. Bei bankaufsichtsrechtlichen Eigenmitteln werden diese nachrangigen Verbindlichkeiten als Ergänzungskapital oder Drittrangmittel angerechnet.

Im Gesamtbetrag ist kein Einzelposten enthalten, der 10% der nachrangigen Verbindlichkeiten übersteigt.

Genussrechtskapital

Das begebene Genussrechtskapital setzt sich aus den folgenden Emissionen zusammen:

Emittent	WKN	Emissionsjahr	Art	Nominalbetrag in Mio €	Zinssatz	Fälligkeit
1 Bayerische Hypo- und Vereinsbank AG	802180	1997	Inhaber-Genussscheine	409	6,75	2007
2 Bayerische Hypo- und Vereinsbank AG	811707	1995	Inhaber-Genussscheine	102	8,50	2005
3 Bayerische Hypo- und Vereinsbank AG	788119	2001	Inhaber-Genussscheine	100	6,30	2011
4 Bayerische Hypo- und Vereinsbank AG	HVOCLA	2004	Inhaber-Genussscheine	10	6,78	2010
5 Bayerische Hypo- und Vereinsbank AG	HVOCLB	2004	Inhaber-Genussscheine	10	6,90	2011
6 Bayerische Hypo- und Vereinsbank AG	HVOCLL	2004	Inhaber-Genussscheine	10	7,08	2010
7 Bayerische Hypo- und Vereinsbank AG	HVOCLP	2004	Inhaber-Genussscheine	10	7,20	2010
8 Bayerische Hypo- und Vereinsbank AG	HVOCLQ	2004	Inhaber-Genussscheine	10	7,20	2010
9 Bayerische Hypo- und Vereinsbank AG	HVOCLC	2004	Inhaber-Genussscheine	8	6,90	2011
10 Bayerische Hypo- und Vereinsbank AG	HVOCLD	2004	Inhaber-Genussscheine	6	6,90	2011
11 Bayerische Hypo- und Vereinsbank AG	HVOCLF	2004	Inhaber-Genussscheine	5	6,90	2011
12 Bayerische Hypo- und Vereinsbank AG	HVOCLG	2004	Inhaber-Genussscheine	5	6,90	2011
13 Bayerische Hypo- und Vereinsbank AG	HVOCLH	2004	Inhaber-Genussscheine	5	6,93	2011
14 Bayerische Hypo- und Vereinsbank AG	HVOCLJ	2004	Inhaber-Genussscheine	5	6,93	2011
15 Bayerische Hypo- und Vereinsbank AG	HVOCLK	2004	Inhaber-Genussscheine	5	6,98	2011
16 Bayerische Hypo- und Vereinsbank AG	HVOCLM	2004	Inhaber-Genussscheine	5	7,08	2010
17 Bayerische Hypo- und Vereinsbank AG	HVOCLN	2004	Inhaber-Genussscheine	5	7,08	2010
18 Bayerische Hypo- und Vereinsbank AG	HVOCLR	2004	Inhaber-Genussscheine	5	6,93	2011
19 Bayerische Hypo- und Vereinsbank AG	HVOCLE	2004	Inhaber-Genussscheine	1	6,90	2011

Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Die jeweiligen Genussscheine gewähren eine dem Gewinnanteil der Aktionäre vorgehende jährliche Ausschüttung; die Ausschüttungen auf die Genussscheine sind dadurch begrenzt, dass durch sie kein Bilanzverlust entstehen darf. Im Falle einer Verminderung der Ausschüttung ist der fehlende Betrag – soweit dadurch kein Bilanzverlust entsteht – in den folgenden Geschäftsjahren nachzuzahlen; ein Nachzahlungsanspruch besteht jedoch nur während der Laufzeit der Genussscheine. Die Rückzahlung der Genussscheine erfolgt zum Nennbetrag; im Falle eines Bilanzverlustes oder bei Herabsetzung des Grundkapitals zur Deckung von Verlusten vermindert sich der Rückzahlungsanspruch anteilig. Werden nach einer Teilnahme der Genussscheine am Verlust in den folgenden Geschäftsjahren Gewinne erzielt, so sind aus diesen – nach Wiederauffüllung der gesetzlichen Rücklagen – die Rückzahlungsansprüche der Genussscheine zu erhöhen, bevor eine andere Gewinnverwendung vorgenommen wird; diese Verpflichtung besteht nur während der Laufzeit der Genussscheine.

Da wir derzeit davon ausgehen, dass wir in den Folgejahren Gewinne erzielen werden, die dazu führen, dass die Rückzahlung zum Nennbetrag erfolgen wird, haben wir den Bilanzwert in 2004 nicht verändert. Die Zinszahlung für das Geschäftsjahr 2004 erfolgt in 2005.

Die Genussscheine Nr. 1 sowie Nr. 3 bis Nr. 19 stellen für die Bank Eigenmittel im Sinne von § 10 Abs. 5 KWG dar.

Entwicklung des bilanziellen Eigenkapitals

	in Mio €	in Mio €
Gezeichnetes Kapital		
Stand 1. 1. 2004	1 609	
Zugang aus Kapitalerhöhung		
gegen Bareinlage	643	
Stand 31. 12. 2004		2 252
Kapitalrücklage		
Stand 1. 1. 2004	9 126	
Zugang aus Kapitalerhöhung		
gegen Bareinlage	2 300	
Entnahme zum Ausgleich		
des Jahresfehlbetrages	- 2 540	
Stand 31. 12. 2004		8 886
Gewinnrücklagen		
Gesetzliche Rücklage		
Stand 1. 1. 2004	—	
Stand 31. 12. 2004		—
Andere Gewinnrücklagen		
Stand 1. 1. 2004	—	
Stand 31. 12. 2004		—
Bilanzgewinn		
Stand 1. 1. 2004	—	
Stand 31. 12. 2004		—
Eigenkapital Stand 31. 12. 2004		**11 138**

Genehmigtes Kapital

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31. 12. 2004 in Mio €
2001	22. 5. 2006	780	137

Die Kapitalerhöhung gegen Bareinlage durch Ausgabe von 214 410 440 neuen, auf den Inhaber lautenden Stammaktien (dies entspricht 643 Mio €) erfolgte unter teilweiser Ausnutzung des genehmigten Kapitals.

Der auf der Hauptversammlung verabschiedete Beschluss zur Auflösung der verbliebenen 137 Mio € bei zeitgleicher Neugenehmigung von 990 Mio € wurde im Hinblick auf Einwendungen von Aktionären vom Registergericht noch nicht eingetragen und ist daher noch nicht wirksam.

Bedingtes Kapital

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31. 12. 2004 in Mio €
2003	14. 5. 2008	375	375

Anteile am Grundkapital der HVB AG über 5%

in %	2004	2003
Münchener Rückversicherungs-Gesellschaft AG	18,4	25,6

Anteilsbesitzliste gemäss § 285 Nr. 11 HGB

Die vollständige Aufstellung des Anteilsbesitzes als Bestandteil des Anhangs ist beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse www.hvbgroup.com/anteilsbesitzliste abgerufen werden.

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

Eine Gewinn- und Verlustrechnung in Staffelform haben wir in den Lagebericht aufgenommen.

Dienstleistungsgeschäfte gegenüber Dritten

Wesentliche Dienstleistungen gegenüber Dritten erbrachten wir in der Depot- und Vermögensverwaltung sowie in der Vermittlung von Versicherungen, Bausparverträgen und Fondsanteilen.

Geographische Aufteilung der Erträge

Die
- Zinserträge,
- laufenden Erträge aus Aktien und anderen nicht festverzinslichen Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen,
- Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen,
- Provisionserträge,
- sonstigen betrieblichen Erträge sowie
- das Nettoergebnis aus Finanzgeschäften

verteilen sich regional wie folgt:

in Mio €	2004	2003
Deutschland	12 024	12 676
Übriges Europa	1 073	1 230
Amerika	279	525
Asien	305	355

Aufgliederung der sonstigen betrieblichen Erträge und Aufwendungen

Die sonstigen betrieblichen Aufwendungen enthalten unter anderem
- Abschreibungen auf sonstige Vermögensgegenstände,
- Zuführungen zu diversen Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft betreffen sowie
- Beträge für die Betriebsgemeinschaft und das Personal.

Außerdem sind in den sonstigen betrieblichen Erträgen weiterberechnete Personal- und Sachkosten sowie Erträge aus der Auflösung von Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft betreffen, enthalten.

Außerordentliche Aufwendungen

Zur Durchführung eines Maßnahmenpakets im Rahmen unseres Effizienzsteigerungsprogramms PRO (Prozess-Redesign und -Optimierung) werden Zahlungen im Zusammenhang mit Abfindungs- und Altersteilzeitregelungen sowie für mit dieser Maßnahme im Zusammenhang stehende Sachaufwendungen notwendig. Daher haben wir Rückstellungen in Höhe von 250 Mio € gebildet und separat ausgewiesen. Die Rückstellungen werden im Wesentlichen in den Jahren 2005 und 2006 verbraucht.

Die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG werden ebenso wie die Restbestände des Segments Workout Immobilien in das neue Segment Real Estate Restructuring überführt. Dieses wird ein Volumen von 15,4 Mrd € umfassen. Ziel ist es, die diesem Segment zugeordneten Portfolios marktschonend unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen. Um einen zügigen Abbau dieser Portfolios zu ermöglichen, ist eine Änderung der Bewertungsmethode der Immobiliensicherheiten für diese Portfolios erforderlich. Abweichend vom bisherigen Vorgehen, das in vielen Fällen auf eine – auch längerfristige – Sanierung der einzelnen Engagements mit anschließender Rückführung ins Normalgeschäft ausgerichtet war, erfolgt nunmehr eine Bewertung zu Liquidationswerten. Deshalb wurde eine Zuführung zu Sonderwertberichtigungen in Höhe von 2,5 Mrd € notwendig.

Im Zusammenhang mit der Abspaltung der Hypo Real Estate Group in 2003 haben wir uns verpflichtet, Jahresfehlbeträge der Hypo Real Estate Bank AG bis zu maximal 590 Mio € (davon bis zu 130 Mio € in 2004) zu übernehmen, soweit diese durch gebildete Einzelwertberichtigungen bedingt wurden. In 2004 sind letztmals Aufwendungen in Höhe von 130 Mio € angefallen, die wir in der Kontoform der Gewinn- und Verlustrechnung als außerordentliche Aufwendungen und in der Staffelform im Saldo sonstiges Geschäft ausweisen.

Steuern vom Einkommen und vom Ertrag

Die Steuern vom Einkommen und vom Ertrag entfallen in vollem Umfang auf das Ergebnis der gewöhnlichen Geschäftstätigkeit.

Jahresfehlbetrag

Hauptsächlich wegen der Sonderwertberichtigung auf Immobilienaltengagements ist ein Jahresfehlbetrag in Höhe von 2540 Mio € entstanden, der durch eine Entnahme aus der Kapitalrücklage gemäß § 150 Abs. 4 AktG ausgeglichen wird.

Haftungsverhältnisse und sonstige finanzielle Verpflichtungen

Der Gesamtbetrag der Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen von 26 236 Mio € setzt sich im Einzelnen wie folgt zusammen:

in Mio €	2004	2003
Kreditbürgschaften	6 133	5 878
Erfüllungsgarantien und Gewährleistungen	17 669	16 702
Außenhandelsbezogene Bürgschaften (Akkreditive)	2 434	1 699

Die unwiderruflichen Kreditzusagen in Höhe von 34 106 Mio € beziehen sich im Einzelnen auf:

in Mio €	2004	2003
Buchkredite	30 986	33 780
Hypotheken- und Kommunaldarlehen	1 055	1 270
Avalkredite	1 845	1 140
Wechselkredite	220	129

Sonstige finanzielle Verpflichtungen entstehen insbesondere im Immobilien- und IT-Bereich. Sie belaufen sich auf 365 Mio € jährlich. Ein wesentlicher Teilbereich davon entfällt auf Verträge mit Tochtergesellschaften. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Zum Bilanzstichtag haben wir Wertpapiere im Wert von 7614 Mio € als Sicherheit für Geschäfte an der Terminbörse Eurex Frankfurt AG, Frankfurt am Main sowie gegenüber Clearingstellen (Clearstream Banking S. A., Luxembourg und Clearstream Banking AG, Frankfurt am Main) verpfändet.

Gegenüber Hotelbetriebsgesellschaften, an denen wir mittelbar mehrheitlich beteiligt sind, haben wir erklärt, dass wir etwaige Verluste dieser Gesellschaften durch Ertragszuschüsse ausgleichen werden.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H. F. S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2004 auf 416 Mio €, die Haftsummen für Genossenschaftsanteile auf 1 Mio €. Nachhaftungen gemäß § 24 GmbHG bestanden bei zwei Gesellschaften mit beschränkter Haftung in Höhe von 16 Mio €.

Gemäß § 26 GmbHG bestand bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, Ende 2004 eine anteilige Nachschusspflicht in Höhe von 52 Mio € und bei der CMP Fonds I GmbH in Höhe von 22 Mio €. Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an einer Personengesellschaft.

Gemäß § 5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für unsere Bausparkassentochter abgegeben.

Ferner haben wir uns in Bestätigung und Fortsetzung unserer bereits bestehenden Haftungserklärung für die Hypo Real Estate Bank AG und die inzwischen mit ihr verschmolzene Westfälische Hypothekenbank AG gegenüber dem Bundesverband deutscher Banken e.V., Berlin, verpflichtet, diesen von allen Verlusten freizustellen, die dem Bundesverband durch Maßnahmen gem. § 2 Abs. 2 des Statuts des Einlagensicherungsfonds zu Gunsten der fusionierten Gesellschaft entstehen. Diese Erklärung ist befristet bis 31. Dezember 2005.

Patronatserklärungen

Die HVB AG trägt für die folgenden Gesellschaften, abgesehen vom Fall des politischen Risikos bis zu der Höhe ihrer jeweiligen Anteilsbesitzquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
Bankhaus Neelmeyer AG, Bremen[1]
DAB Bank AG, München[2]
Financial Markets Service Bank GmbH, München
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
2. Kreditinstitute in übrigen Regionen
Bank Austria Creditanstalt Aktiengesellschaft, Wien[2]
HVB Bank Latvia AS, Riga[1]
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Singapore Limited, Singapur
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew
3. Finanzunternehmen
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg[1]
HVB Alternative Financial Products AG, Wien
HVB Risk Management Products Inc., New York
Vereins- und Westbank Beteiligungsgesellschaft S. A., Luxemburg[1]
4. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

[1] Die Gesellschaft wurde im Zuge der Verschmelzung der VuW AG auf die HVB AG neu aufgenommen.

[2] Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.

In dem Umfang, in dem sich unsere Anteilsbesitzquote an der jeweiligen Gesellschaft reduziert, reduziert sich auch unsere Verpflichtung aus der vorstehenden Patronatserklärung hinsichtlich solcher Verpflichtungen der entsprechenden Gesellschaft, die erst nach dem Absinken unserer Anteilsbesitzquote begründet werden.

Für Gesellschaften, die im Geschäftsjahr 2004 oder einem früheren Geschäftsjahr aus der HVB Group ausgeschieden sind, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group begründet wurden, werden weder von obiger noch von früher abgegebenen Patronatserklärungen erfasst.

Bankaufsichtsrechtliche Eigenmittel

Die Eigenmittel bestehen gemäß § 10 Abs. 2 KWG aus dem haftenden Eigenkapital und den Drittrangmitteln und betragen 17 970 Mio €.

Das haftende Eigenkapital setzt sich aus dem Kern- und Ergänzungskapital zusammen und beträgt 16 961 Mio €.

Mitarbeiter

Der durchschnittliche Personalstand beträgt:

	2004	2003
Mitarbeiter (ohne Auszubildende)	19 105	18 638
davon:		
Vollzeitbeschäftigte	15 299	14 962
Teilzeitbeschäftigte	3 806	3 676
Auszubildende	1 029	1 200

Nach der Betriebszugehörigkeit ergibt sich folgendes Bild:

in %	Mitarbeiterinnen	Mitarbeiter	2004	2003
	(ohne Auszubildende)		insgesamt	insgesamt
Betriebszugehörigkeit				
25 Jahre und darüber	15,2	22,8	18,6	17,9
15 bis unter 25 Jahre	21,3	22,2	21,7	21,2
10 bis unter 15 Jahre	29,8	19,8	25,3	23,6
5 bis unter 10 Jahre	22,1	19,6	21,0	19,7
unter 5 Jahren	11,6	15,6	13,4	17,6

Organbezüge

in Mio €	2004	2003
Mitglieder des Vorstands	9[1]	8
Mitglieder des Aufsichtsrats	1	1
Mitglieder des Beirats und des europäischen Beraterkreises	1	1
Frühere Mitglieder des Vorstands und deren Hinterbliebene	9	17

[1] Darin enthalten ist 1 Mio €, ausgezahlt im Geschäftsjahr 2004, die nicht im Jahresabschluss 2003 enthalten war.

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2004 Pensionsrückstellungen in Höhe des nach versicherungsmathematischen Grundsätzen gemäß § 6a EStG ermittelten Teilwertes von 97 Mio € (2003: 100 Mio €).

Organkredite

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen sowie der eingegangenen Haftungsverhältnisse wie folgt dar:

in Mio €	2004	2003
Mitglieder des Vorstands	9	9
Mitglieder des Aufsichtsrats	2	2

Organe

Aufsichtsrat

Dr. Dr. h.c. Albrecht Schmidt
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Hans-Jürgen Schinzler
Stellv. Vorsitzender

Dr. Manfred Bischoff

Dr. Mathias Döpfner
seit 29. 4. 2004

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley
bis 25. 3. 2004 und wieder seit 2. 11. 2004

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
vom 13. 1. 2004 bis 29. 4. 2004

Herbert Munker

Dr. Siegfried Sellitsch

Prof. Dr. Wilhelm Simson

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Vorstand

Johann Berger
ab 1. 4. 2005

Dr. Stefan Jentzsch

Dr. Michael Kemmer

Christine Licci
seit 17. 1. 2005

Michael Mendel

Dieter Rampl
Sprecher des Vorstands

Gerhard Randa
bis 12. 5. 2005

Dr. Wolfgang Sprißler

VERZEICHNIS DER MITGLIEDER DER ORGANE SOWIE DEREN MANDATE[1]

Aufsichtsrat

Name **Beruf**	**Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften**	**Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen**
Dr. Dr. h.c. Albrecht Schmidt Ehemaliger Sprecher des Vorstands der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Vorsitzender	Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, München, Siemens AG, Berlin und München	Familie Julius Thyssen Beteiligungsgesellschaft mbH, Mülheim/Ruhr
Peter König Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Stellv. Vorsitzender		BVV Versicherungsverein des Bankgewerbes a.G.
Dr. Hans-Jürgen Schinzler Ehemaliger Vorsitzender des Vorstands der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft und Vorsitzender des Aufsichtsrats der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Stellv. Vorsitzender	Deutsche Telekom AG, Bonn, Metro AG, Düsseldorf, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, München (Vorsitzender)	
Dr. Manfred Bischoff Chairman of the Board of EADS N.V.	DaimlerChrysler Luft- und Raumfahrt Holding AG, München (Vorsitzender)[2], DaimlerChrysler Aerospace AG, Ottobrunn (Vorsitzender)[2], FRAPORT AG, Frankfurt/Main, Gerling Konzern Versicherungs-Beteiligungs-AG, Köln, J. M. Voith AG, Heidenheim	European Aeronautic Defence and Space Company EADS N.V., Amsterdam (Chairman of the Board)[2], EADS Participations B.V., Amsterdam[2], Lagardère Sociétés S.A., Paris, Royal KPN N.V., Haaglanden, Nortel Networks Corporation und Nortel Networks Limited Brampton (Ontario), Canada
Dr. Mathias Döpfner Vorsitzender des Vorstands der Axel Springer AG seit 29. 4. 2004	ProSiebenSAT.1 Media AG, Unterföhring, Schering AG, Berlin	AKTUELL Presse-Fernsehen GmbH, Hamburg, dpa Deutsche Presse Agentur GmbH, Hamburg, Leipziger Verlags- und Druckerei-gesellschaft mbH & Co. KG, Leipzig
Volker Doppelfeld Ehemaliges Mitglied des Vorstands der BMW AG, Mitglied des Aufsichtsrats der der BMW AG	BMW AG, München, D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, München, IWKA AG, Karlsruhe	Bizerba GmbH & Co. KG
Klaus Grünewald Fachbereichsleiter FB1, Landesbezirk Bayern der Vereinten Dienstleistungsgewerkschaft e.V.	Fiducia IT AG, Karlsruhe	
Anton Hofer Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		

[1] Stand: 31. 1. 2005
[2] Konzernmandat

Aufsichtsrat

Name Beruf	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Max Dietrich Kley Ehemaliger stellv. Vorsitzender des Vorstands der BASF AG, Mitglied des Aufsichtsrats der BASF AG bis 25. 3. 2004 und wieder seit 2. 11. 2004	BASF AG, Ludwigshafen, Infineon Technologies AG, München (Vorsitzender), Schott AG, Mainz, SGL Carbon AG, Wiesbaden (Vorsitzender), HeidelbergCement AG, Heidelberg	
Friedrich Koch Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		
Hanns-Peter Kreuser Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		
Dr. Lothar Meyer Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG	D.A.S. Deutscher Automobilschutz Allgemeine Rechtsschutz-Versicherungs-AG, München (Vorsitzender)[2] bis 31. 12. 2004, DKV Deutsche Krankenversicherung AG, Köln (Vorsitzender)[2], Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (Vorsitzender)[2], Hamburg-Mannheimer Versicherungs-AG, Hamburg (Vorsitzender)[2], KarstadtQuelle Lebensversicherung AG, Fürth (Vorsitzender)[2] bis 31. 8. 2004, KarstadtQuelle Versicherung AG, Fürth[2] bis 31. 8. 2004, VICTORIA Krankenversicherung AG, Düsseldorf (Vorsitzender)[2], VICTORIA Lebensversicherung AG, Düsseldorf (Vorsitzender)[2], VICTORIA Versicherung AG, Düsseldorf (Vorsitzender)[2]	
Herbert Munker Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		Pensionskasse der HypoVereinsbank, München
Dr. Diether Münich Rechtsanwalt vom 13. 1. 2004 bis 29. 4. 2004	HVB Immobilien AG, München, Internationales Immobilien-Institut GmbH, München, Tivoli Grundstücks-Aktiengesellschaft, München (Vorsitzender)	

[1] Stand: 31. 1. 2005
[2] Konzernmandat

Aufsichtsrat

Name Beruf	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Dr. Siegfried Sellitsch Vorsitzender des Vorstands der Wiener Städtischen Wechselseitigen Versicherungsanstalt – Vermögensverwaltung, Wien		Bank Winter & Co. Aktiengesellschaft, Wien (Vorsitzender), Böhler-Uddeholm Aktiengesellschaft, Wien, Österreichische Unilever Gesellschaft mbH, Wien, UBM-Realitätenentwicklung AG, Wien (Vorsitzender), Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg
Prof. Dr. Wilhelm Simson Ehemaliger Vorsitzender des Vorstands der E.ON AG, Mitglied des Aufsichtsrats der E.ON AG	E.ON AG, Düsseldorf, Frankfurter Allgemeine Zeitung GmbH, Frankfurt/Main, Merck KGaA, Darmstadt seit 26. 3. 2004	Jungbunzlauer Holding AG, Chur, Freudenberg & Co., Weinheim (Gesellschafterausschuss) seit 26. 6. 2004
Prof. Dr. Dr. h.c. Hans-Werner Sinn Präsident des ifo Instituts für Wirtschaftsforschung	Thüga AG, München	
Maria-Magdalena Stadler Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		
Ursula Titze Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		
Jens-Uwe Wächter Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft	Vereins- und Westbank Aktiengesellschaft, Hamburg (stellv. Vorsitzender)[2] bis 14. 1. 2005	
Helmut Wunder Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		

[1] Stand: 31. 1. 2005
[2] Konzernmandat

Vorstand

Name	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Johann Berger ab 1. 4. 2005		
Dr. Stefan Jentzsch	DAB Bank AG, München (Vorsitzender)[2], Deutsche Börse AG, Frankfurt/Main, HVB Informations-Verarbeitungs-GmbH, München[2], HVB Systems GmbH, Unterföhring[2], Infineon Technologies AG, München, Vereins- und Westbank Aktiengesellschaft, Hamburg[2] bis 14. 1. 2005	Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], Deutsches Museum, München, HVB Alternative Financial Products AG, Wien (Vorsitzender)[2], HVB Alternative Investment AG, Wien (Vorsitzender)[2], HVB Wealth Management Holding GmbH, München[2]
Dr. Michael Kemmer	HVB Immobilien AG, München[2], Resba GmbH, Hof	Grand Central Re Ltd., Hamilton, Bermuda[2] ab 17. 1. 2004, Kraftverkehr Bayern GmbH, München
Christine Licci seit 17. 1. 2005	A. Friedr. Flender AG, Bocholt, Flender Beteiligungsverwaltung GmbH, Bocholt, Flender Holding GmbH, Bocholt	
Michael Mendel	Aveco Holding AG, Frankfurt/Main BioM Aktiengesellschaft Munich Bio Tech Development, Planegg, GI Ventures Aktiengesellschaft, München, Kennametal Hertel AG, Fürth, Rhön-Klinikum AG, Bad Neustadt/Saale, Vereins- und Westbank Aktiengesellschaft, Hamburg (Vorsitzender)[2] bis 14. 1. 2005 Vereinsbank Victoria Bauspar Aktiengesellschaft, München (Vorsitzender)[2]	Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], HVB Banque Luxembourg Société Anonyme, Luxemburg[2], HVB Life Science GmbH & Co. Beteiligungs-KG, München[2], HVB Wealth Management Holding GmbH, München (Vorsitzender)[2], MAHAG – Münchener Automobil-Handel Haberl GmbH & Co. KG, München
Dieter Rampl	Bavaria Film GmbH, München, Bayerische Börse AG, München (Vorsitzender), Bode Grabner Beye Beteiligungs AG, Grünwald bei München[2], FC Bayern München AG, München, Koenig & Bauer AG, Würzburg	Bavaria Filmkunst GmbH, München
Gerhard Randa bis 12. 5. 2005	HVB Immobilien AG, München (Vorsitzender)[2], HVB Informations-Verarbeitungs-GmbH, München (Vorsitzender)[2], HVB Systems GmbH, Unterföhring (Vorsitzender)[2]	Austrian Airlines Österr. Luftverkehrs AG, Wien, Bank Austria Creditanstalt Aktiengesellschaft, Wien (Vorsitzender)[2], Bank BPH Spolka Akcyjna, Krakau[2], bis 15. 3. 2005, HVB Wealth Management Holding GmbH, München[2], Magna International Inc., Toronto, Oesterreichische Kontrollbank Aktiengesellschaft, Wien (Vorsitzender)
Dr. Wolfgang Sprißler	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, München, HVB Systems GmbH, Unterföhring[2], Thyssen-Krupp Services AG, Düsseldorf	Bank Austria Creditanstalt Aktiengesellschaft, Wien[2] BVV Versicherungsverein des Bankgewerbes a. G., Berlin Delmora Bank GmbH, Hof/Saale (Vorsitzender), Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg HVB Banque Luxembourg Société Anonyme, Luxemburg (Vorsitzender)[2]

[1] Stand: 31. 1. 2005
[2] Konzernmandat

Zusammenstellung der Mandate von Mitarbeitern

Name	Mandate in anderen gesetzlich zu bildenden Aufsichtsgremien von großen Kapitalgesellschaften
Dr. Wolfgang Bassermann	Dermapharm AG, Grünwald, Michael Huber München (MHM) Holding GmbH, Kirchheim, Rathgeber AG, München
Günther Berger	Activest Investmentgesellschaft mbH, München[2], Gildemeister AG, Bielefeld, HVB Payments & Services GmbH, Aschheim/Dornach[2], Westfalenbank Aktiengesellschaft, Bochum[2]
Markus Beumer	Internationales Immobilien-Institut GmbH, München[2]
Jürgen Cancik	HVB Immobilien AG, München[2], Internationales Immobilien-Institut GmbH, München (Vorsitzender)[2], Vereinsbank Victoria Bauspar Aktiengesellschaft, München[2]
Gunter Ernst bis 31. 12. 2004	DAB Bank AG, München[2], Dyckerhoff AG, Wiesbaden, Gütermann AG, Gutach, HVB Pensionsfonds AG, München[2], Schwäbische Bank AG, Stuttgart, Westfalenbank Aktiengesellschaft, Bochum (Vorsitzender)[2], Wüstenrot & Württembergische AG, Stuttgart
Matthias Glückert	Oechsler AG
Wolfgang Haller	HVB Informations-Verarbeitungs-GmbH, München[2], HVB Systems GmbH, Unterföhring[2]
Kai-Uwe Henkel	RENERCO Renewable Energy Concepts Aktiengesellschaft, München
Rolf Kirchfeld	Bankhaus Neelmeyer AG, Bremen[2], HVB Investitionsbank GmbH, Hamburg (Vorsitzender)[2], HVB Leasing GmbH, Hamburg (Vorsitzender)[2], Marquard & Bahls AG, Hamburg
Dr. Rainer Krütten	Activest Investmentgesellschaft mbH, München[2], Financial Markets Service Bank GmbH, München[2], Internationales Immobilien-Institut, München[2]
Heinz Laber	HVB Pensionsfonds AG, München[2]
Andreas Mach	Odeon Film AG, Grünwald bei München
Michael Papenfuß	Bankhaus Neelmeyer AG, Bremen[2], HVB Informations-Verarbeitungs-GmbH, München[2], HVB Investitionsbank GmbH, Hamburg[2], HVB Leasing GmbH, Hamburg[2], Westfalenbank Aktiengesellschaft, Bochum[2]

[1] Stand: 31. 1. 2005
[2] Konzernmandat

Zusammenstellung der Mandate von Mitarbeitern

Name	Mandate in anderen gesetzlich zu bildenden Aufsichtsgremien von großen Kapitalgesellschaften
Dr. Burkhard Pauluhn	HVB Informations-Verarbeitungs-GmbH, München[2]
Josef Paulus	BUL Bergbausanierung und Landschaftsgestaltung Sachsen GmbH, Sabrodt, bis 31. 12. 2004
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Werner Schmidt	AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main
Dr. Stefan Schmittmann	Bankhaus Neelmeyer AG, Bremen (Vorsitzender)[2], Deutsche Schiffsbank AG, Bremen/Hamburg, Schaltbau Holding AG, München, Verlagsgruppe Weltbild GmbH, Augsburg
Christopher Schütz	Financial Markets Service Bank GmbH, München[2]
Ronald Seilheimer	Chemie Pensionsfonds AG, München[2], HVB Payments & Services GmbH, Aschheim/Dornach[2], HVB Pensionsfonds AG, München (Vorsitzender)[2]
Dr. Peter Stopfer	Chemie Pensionsfonds AG, München[2]
Raymond Trotz	Internationales Immobilien-Institut GmbH, München[2]
Peter Wallner	Matino AG, Berlin
Hans Weiss	Financial Markets Service Bank GmbH, München (Vorsitzender)[2], HVB Immobilien AG, München[2], HVB Payments & Services GmbH, Aschheim/Dornach (Vorsitzender)[2]
Christoph Wetzel	ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt/Main, EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt/Main, Financial Markets Service Bank GmbH, München[2], HVB Immobilien AG, München[2], HVB Informations-Verarbeitungs-GmbH, München[2], HVB Payments & Services GmbH, Aschheim/Dornach[2]
Andreas Wölfer	Activest Investmentgesellschaft mbH, München (Vorsitzender)[2], DAB Bank AG, München[2], Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg[2], Vereinsbank Victoria Bauspar Aktiengesellschaft, München[2]

[1] Stand: 31. 1. 2005
[2] Konzernmandat

ANGABEN ZUM HYPOTHEKENBANKGESCHÄFT

Deckungsrechnung

in Mio €	2004	2003
A. Hypothekenpfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute		
Hypothekendarlehen	1	5
2. Forderungen an Kunden		
Hypothekendarlehen	55 104	56 295
3. Sachanlagen (Grundschulden auf bankeigene Grundstücke)	—	—
4. Ausgleichsforderungen gegen die öffentliche Hand	—	—
5. Sonstige Vermögensgegenstände	—	—
Ersatzdeckung		
1. Andere Forderungen an Kreditinstitute	—	—
2. Schuldverschreibungen und andere festverzinsliche Wertpapiere	1 329	511
3. Ausgleichsforderungen gegen die öffentliche Hand	—	—
Zwischensumme	**56 434**	**56 811**
Summe der deckungspflichtigen Hypothekenpfandbriefe	50 399	55 416
Überdeckung	**6 035**	**1 395**
B. Öffentliche Pfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute	508	819
Hypothekendarlehen	—	—
Kommunalkredite	508	819
2. Forderungen an Kunden	15 199	16 790
darunter:		
Hypothekendarlehen	1 847	1 559
Kommunalkredite	12 383	13 834
3. Schuldverschreibungen und andere festverzinsliche Wertpapiere	1 951	921
Ersatzdeckung		
Andere Forderungen an Kreditinstitute	1 300	—
Zwischensumme	**18 958**	**18 530**
Summe der deckungspflichtigen öffentlichen Pfandbriefe	14 650	15 507
Überdeckung	**4 308**	**3 023**

Hypothekendarlehen

	Anzahl der beliehenen Objekte	2004 in Mio €	2003 in Mio €
1. Gliederung der Deckungshypotheken nach			
a) Größengruppen			
bis einschließlich € 50 000,–	155 860	5 045	4 864
über € 50 000,– bis € 500 000,–	300 358	32 494	28 871
über € 500 000,–	10 577	17 566	22 565
	466 795	**55 105**	**56 300**
b) Gebieten, in denen die beliehenen Grundstücke liegen			
Baden-Württemberg	42 038	4 161	4 360
Bayern	166 183	20 474	20 613
Berlin	17 824	3 290	3 301
Brandenburg	19 306	2 199	2 247
Bremen	1 293	166	179
Hamburg	6 682	1 242	1 223
Hessen	23 309	3 996	4 190
Mecklenburg-Vorpommern	9 443	904	830
Niedersachsen	18 544	1 850	1 821
Nordrhein-Westfalen	44 831	5 283	5 568
Rheinland-Pfalz	17 573	1 703	1 760
Saarland	5 968	484	501
Sachsen	39 969	4 178	4 448
Sachsen-Anhalt	16 004	1 555	1 609
Schleswig-Holstein	20 972	1 818	1 685
Thüringen	16 798	1 781	1 943
	466 737	**55 084**	**56 278**
Frankreich/Monaco	18	10	9
Italien/San Marino	15	2	—
Luxemburg	1	4	4
Niederlande	1	2	4
Österreich	10	1	2
Spanien	13	2	3
	58	**21**	**22**
	466 795	**55 105**	**56 300**
c) Art der Pfandobjekte			
gewerblich genutzte Grundstücke		13 003	13 673
Wohnzwecken dienende Grundstücke		39 526	39 903
Bauplätze		138	137
unfertige, noch nicht ertragsfähige Neubauten		2 387	2 538
landwirtschaftlich genutzte Grundstücke		51	49
		55 105	**56 300**
2. Rückzahlungen			
planmäßige Tilgungen		2 655	2 681
außerplanmäßige Rückzahlungen		4 241	4 210
Rückzahlungen nach Ablauf der Konditionenbedingungen		3 812	3 939
		10 708	**10 830**

	Anzahl der Fälle	Hiervon entfallen auf Grundstücke Gewerblich genutzt	Wohnzwecken dienend
3. Zwangsmaßnahmen			
a) am 31. 12. 2004 anhängige			
Zwangsversteigerungsverfahren	4423	328	4095
Zwangsverwaltungsverfahren	193	45	148
Zwangsversteigerungsverfahren und Zwangsverwaltungsverfahren	3200	390	2810
	7816	**763**	**7053**
(Vergleichswerte von 2003	9254	863	8391)
b) in 2004 durchgeführte			
Zwangsversteigerungsverfahren	**4582**	**330**	**4252**
(Vergleichswerte von 2003	3288	187	3101)
4. Grundstücksübernahmen			
in 2004 wurden zur Verhütung			
von Verlusten übernommen	–	–	–
(Vergleichswerte von 2003	–	–	–)

Zinsrückstände

Die Zinsrückstände bei Hypotheken aus Fälligkeiten vom 1. Oktober 2003 bis 30. September 2004 beliefen sich auf 83 Mio € und wurden in erforderlichem Umfang wertberichtigt. Die Rückstände verteilen sich auf:

in Mio €	2004	2003
Gewerblich genutzte Grundstücke	20	30
Wohnzwecken dienende Grundstücke	63	95

Der vorliegende Jahresabschluss wurde am 1. März 2005 aufgestellt.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

DER VORSTAND

Jentzsch Kemmer Licci Mendel

Rampl Randa Sprißler

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der Bayerischen Hypo- und Vereinsbank AG, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 4. März 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann
Wirtschaftsprüfer

Pastor
Wirtschaftsprüfer

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
www.hvb.de
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 2. 3. 2005
Auslieferung: 16. 3. 2005

Printed in Germany

82-3777

ANNUAL REPORT 2004
Holdings

Growing with Europe.


HVB Group

CONTENTS

Subsidiaries

Consolidated subsidiaries

Banks and financial institutions

Domestic banks and financial institutions

Foreign banks and financial institutions

Other consolidated companies

1.2 Non-consolidated subsidiaries

Banks and financial institutions

Other non-consolidated subsidiaries

2 Joint ventures

Minor joint ventures

Banks and financial institutions

Other companies

3 Associated companies

Associated companies valued at equity

Banks and financial institutions

3.1.2 Other companies

Minor associated companies

Banks and financial institutions

3.2.2 Other companies

4 Holdings of 20% to 50% without significant influence

Banks and financial institutions

Other companies

5 Holdings in large corporations not already shown, with more than 5% of the voting rights

6 Other selected holdings of under 20%

Banks and financial institutions

Other companies

Notes and comments

HOLDINGS

compliant with Section 313 (2) of the German Commercial Code for the consolidated financial statements and with Section 285 No. 11 and 11a of the German Commercial Code for the annual financial statements of the parent bank

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
1 Subsidiaries					
1.1 Consolidated subsidiaries					
1.1.1 Banks and financial institutions					
1.1.1.1 Domestic banks and financial institutions					
Activest Investmentgesellschaft mbH, Munich	100.0	100.0	EUR	19,757	1
Bankhaus Neelmeyer AG, Bremen	100.0		EUR	42,192	1,792
DAB Bank AG, Munich	76.4		EUR	129,062	11,948
Financial Markets Service Bank GmbH, Munich	100.0		EUR	10,226	2.1
INDEXCHANGE Investment AG, Unterföhring nr. Munich	100.0	100.0	EUR	11,481	2.2
Internationales Immobilien-Institut GmbH, Munich	94.0		EUR	8,100	1,601
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg	100.0	100.0	EUR	26,602	8,134
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich	70.0		EUR	62,418	2,084
Westfalenbank Aktiengesellschaft, Bochum	100.0		EUR	108,529	(8,339)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
1.1.1.2 Foreign banks and financial institutions					
Activest Investmentgesellschaft Luxembourg S. A., Luxembourg	100.0	100.0	EUR	25,552	19,424
Asset Management GmbH, Vienna	100.0	100.0	EUR	7,508	[1]
Bank Austria Cayman Islands Ltd., George Town	100.0	100.0	EUR	233,240	20,335
subgroup with subsidiaries:					
BA-Alpine Holdings, Inc., Wilmington	100.0	100.0			
BA-CA Finance (Cayman) Limited, George Town	100.0	100.0			
BFZ (Overseas) Ltd. Cayman Islands, George Town	100.0	100.0			
Bank Austria Creditanstalt Aktiengesellschaft, Vienna	77.5		EUR	6,053,352	265,617
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	100.0	100.0	SIT	19,476,334	2,252,625
Bank Austria Creditanstalt Real Invest GmbH, Vienna	95.0	95.0	EUR	89,602	[1]
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.0	100.0	EUR	29,452	[1]
Bank BPH Spolka Akcyjna, Cracow	71.0	71.0	PLN	5,926,789	788,839
Bankprivat AG, Vienna	100.0	100.0	EUR	11,766	[1]
BPH Bank Hipoteczny S. A., Warsaw	100.0	100.0	PLN	186,109	16,384
Capital Invest die Kapitalanlagesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna	100.0	100.0	EUR	9,162	[1]
direktanlage.at AG, Salzburg	100.0	100.0	EUR	17,689	1,985
HVB Bank Biochim AD, Sofia	99.8	99.8	BGN	167,945	34,753
HVB Bank Czech Republic a.s., Prague	100.0	100.0	CZK	12,991,867	1,804,091
HVB Bank Hungary Rt., Budapest	100.0	100.0	HUF	96,063	17,398
HVB Bank Romania S. A., Bucharest	100.0	100.0	EUR	54,489	18,910
HVB Bank Slovakia a.s., Bratislava	100.0	100.0	SKK	7,220,190	666,706
HVB Banque Luxembourg Société Anonyme, Luxembourg	100.0		EUR	1,070,700	154,700
HVB Central Profit Banka d.d., Sarajevo	80.7	80.7	EUR	35,176	497
HVB Jelzálogbank Rt., Budapest	100.0	100.0	HUF	6,340	1,561
HVB Splitska banka d.d., Split	99.7	99.7	HRK	1,589,788	192,775
Schoellerbank Aktiengesellschaft, Vienna	100.0	100.0	EUR	114,585	12,875
Visa-Service Kreditkarten Aktiengesellschaft, Vienna	50.1	50.1	EUR	25,713	[1]
1.1.2 Other consolidated companies					
BA-CA Administration Services GmbH, Vienna	100.0	100.0	EUR	22	4
BA-CA Betriebsobjekte AG, Vienna	100.0	100.0	EUR	122,890	[1]
BACA Export Finance Limited, London	100.0	100.0	GBP	100	207
Bank Austria Creditanstalt Corporate Finance LLC, Wilmington	100.0	100.0	USD	38,511	25,011
Bank Austria Creditanstalt Leasing GmbH, Vienna	<100.0	<100.0	EUR	298,063	35,503
subgroup with subsidiaries:					
»BA Creditanstalt Leasing Alpha« d.o.o., Belgrade	100.0	100.0			
»BA-Creditanstalt Leasing Angla« Sp.z.o.o., Warsaw	100.0	100.0			
»BA-Creditanstalt Leasing Delta« Sp.z.o.o., Warsaw	100.0	100.0			
»BA-Creditanstalt Leasing Ecos« Sp.z.o.o., Warsaw	100.0	100.0			
»BA-Creditanstalt Leasing Polus« Sp.z.o.o., Warsaw	100.0	100.0			
»BUSINESS ZENTRUM ZAR« EOOD, Sofia	100.0	100.0			
»Geiereckstrasse« Grundstücksverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
»HVB Leasing« d.o.o. Beograd, Belgrade	100.0	100.0			
»HypoVereins Immobilien« EOOD, Sofia	100.0	100.0			
»IPO-Leasing Polska« Sp.z.o.o., Warsaw	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
»Mistral Real« Sp.z.o.o., Warsaw	100.0	100.0			
»Passat Real« Sp.z.o.o., Warsaw	100.0	100.0			
»Real Estate Management Poland« Sp.z.o.o., Warsaw	100.0	100.0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co. Geschäftshaus Wuppertal KG, Bad Homburg	99.0	99.0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H., Bad Homburg	100.0	100.0			
Allegro Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
ALLIB Leasing d.o.o. za leasing, Zagreb	100.0	100.0			
Allib Leasing s.r.o., Prague	100.0	100.0			
ALLIB Romania s.r.l., Bucharest	100.0	100.0			
Allrisk-CAC pojis ovaci makle ska Sp.s.r.o., Prague	51.0	51.0			
ALMS Leasing GmbH., Salzburg	95.0	95.0			
ALV Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
ANI Leasing s.r.l, Bucharest	100.0	100.0			
Antares Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Arany Pénzügyi Lizing Rt., Budapest	100.0	100.0			
Arno Grundstücksverwaltungs Gesellschaft m.b.H., Vienna	100.0	100.0			
ARUNA Immobilienvermietung GmbH, Vienna	99.8	99.8			
Augarten – Hotel – Errichtungsgesellschaft m.b.H., Vienna	99.8	99.8			
Austria Finanza S.p.A., Bolzano	100.0	100.0			
Austria Leasing GmbH, Vienna	99.8	99.8			
Austrolease S.p.A., Bolzano	100.0	100.0			
Autogyör Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
BA-CA Ingaltanlízing Szolgáltató Részvénytársaság (BA-CA Immobilien Leasing Dienstleistungs AG), Budapest	100.0	100.0			
BA CA Leasing (Deutschland) GmbH, Bad Homburg	94.9	94.9			
BA CA Leasing (Germany) GmbH, Bad Homburg	100.0	100.0			
BA CA SECUND Leasing GmbH, Vienna	99.8	99.8			
BA Creditanstalt Bulus EOOD, Sofia	100.0	100.0			
BA Eurolease Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0			
BA/CA-Leasing Beteiligungen GmbH, Vienna	100.0	100.0			
BA/CA-Leasing Finanzierung GmbH, Vienna	100.0	100.0			
BA-CA Andante Leasing GmbH, Vienna	100.0	100.0			
BACA Baucis Leasing GmbH, Vienna	99.8	99.8			
BACA Cheops Leasing GmbH, Vienna	100.0	100.0			
BA-CA Export Leasing GmbH, Vienna	100.0	100.0			
BACA KommunalLeasing GmbH, Vienna	100.0	100.0			
BACA Leasing Alfa s.r.o., Prague	100.0	100.0			
BACA Leasing Carmen GmbH, Vienna	99.8	99.8			
BA-CA Leasing Drei Garagen GmbH, Vienna	99.8	99.8			
BACA Leasing Gama s.r.o., Prague	100.0	100.0			
BA-CA Leasing MAR Immobilien Leasing GmbH, Vienna	99.8	99.8			
BA-CA LEASING MODERATO d.o.o., Ljubljana	100.0	100.0			
BA-CA Leasing Polo, leasing d.o.o., Ljubljana	100.0	100.0			
BA-CA Leasing TechRent GmbH, Vienna	100.0	100.0			
BA-CA Leasing Versicherungsservice GmbH & Co. KG, Vienna	100.0	100.0			
BA-CA Leasing Versicherungsservice GmbH, Vienna	100.0	100.0			
BA-CA Luna Leasing GmbH, Vienna	99.8	99.8			
BACA Minerva Leasing GmbH, Vienna	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BACA Mobilien und LKW Leasing GmbH, Vienna	100.0	100.0			
BA-CA Polaris Leasing GmbH, Vienna	99.8	99.8			
BA-CA Presto Leasing GmbH, Vienna	99.8	99.8			
BACA Real Estate s.r.l., Bucharest	100.0	100.0			
BACA Romus s.r.l., Bucharest	100.0	100.0			
BA-CA Zega Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
BACAL Versicherungsservice Holding GmbH, Vienna	100.0	100.0			
BACA-Leasing Aquila Ingatlanhasznositó Kft., Budapest	100.0	100.0			
BACA-Leasing Gemini Ingatlanhasznositó Kft., Budapest	100.0	100.0			
BACA-Leasing Herkules Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
BACA-Leasing Lupus Ingatlanhasznositó Kft., Budapest	100.0	100.0			
BACA-Leasing Midas Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
BACA-Leasing Nero Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
BACA-Leasing Omikron Ingatlanhasznositó Kft., Budapest	100.0	100.0			
BACA-Leasing Ursus Ingatlanhasznositó Kft., Budapest	100.0	100.0			
BAL Carina Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Demeter Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Helios Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Hestia Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Horus Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Hypnos Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Leto Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Osiris Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
BAL Pan Immobilien Leasing GmbH, Vienna	99.8	99.8			
BAL Sobek Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Creditanstalt KFZ Leasing GmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Leasing Bauträger GmbH, Vienna	99.8	99.8			
Bank Austria Creditanstalt Leasing Immobilienanlagen GmbH, Vienna	99.3	99.3			
Bank Austria Creditanstalt Leasing, leasing, d.o.o., Ljubljana	100.0	100.0			
Bank Austria Creditanstalt Mobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Hungaria Beta Leasing Kft., Budapest	100.0	100.0			
Bank Austria Leasing Argo Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Leasing Hera Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Bank Austria Leasing Medea Immobilien Leasing GmbH, Vienna	99.8	99.8			
Bank-Austria Creditanstalt Leasing Crolus d.o.o. za Leasing, Zagreb	100.0	100.0			
Baulandentwicklung Gdst 1682/8 GmbH & Co OEG, Vienna	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH, Vienna	100.0	100.0			
Border Leasing Grundstücksverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Business City Management GmbH, Budapest	100.0	100.0			
CAC Full Service Leasing, s.r.o., Bratislava	100.0	100.0			
CAC Full Service Leasing, s.r.o., Prague	100.0	100.0			
CAC Leasing a.s., Prague	100.0	100.0			
CAC Leasing Slovakia a.s., Bratislava	100.0	100.0			
CAC poistovaci maklér, s.r.o., Bratislava	100.0	100.0			
CAC Real Estate, s.r.o., Prague	100.0	100.0			
CAIL-Ingatlan Kft., Budapest	100.0	100.0			
CA-Leasing Alpha Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Beta 2 Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Delta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Epsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Euro s.r.o., Prague	100.0	100.0			
CA-Leasing Iota Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Kappa Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Lamda Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Omega Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Ovus s.r.o., Prague	100.0	100.0			
CA-Leasing Praha s.r.o., Prague	100.0	100.0			
CA-Leasing Senioren Park GmbH, Vienna	74.8	74.8			
CA-Leasing Terra poslovanje z nepremicninami d.o.o., Ljubljana	100.0	100.0			
CA-Leasing Ypsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CA-Leasing Zeta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
CALG 307 Mobilien Leasing GmbH, Vienna	99.8	99.8			
CALG 434 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG 443 Grundstückverwaltung GmbH, Vienna	100.0	100.0			
CALG 451 Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Alpha Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Anlagen Leasing GmbH & Co Grundstückvermietung und -verwaltung KG, Munich	99.9	99.9			
CALG Anlagen Leasing GmbH & Co. OEG, Vienna	100.0	100.0			
CALG Anlagen Leasing GmbH, Vienna	99.8	99.8			
CALG Delta Grundstückverwaltung GmbH, Vienna	100.0	100.0			
CALG Gamma Grundstückverwaltung GmbH, Vienna	100.0	100.0			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
CALG Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CALG Grundstückverwaltung Gründung 1982 GmbH, Vienna	99.8	99.8			
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH, Vienna	100.0	100.0			
CALG Immobilien Leasing GmbH & Co. Grundstücks-vermietung und -verwaltung KG, Frankfurt am Main	100.0	100.0			
CALG Immobilien Leasing GmbH, Vienna	99.8	99.8			
CALG Minal Grundstückverwaltung GmbH, Vienna	99.8	99.8			
CAL-Papier Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
centra bau Verwertungsgesellschaft m.b.H. & Co. OEG, Vienna	100.0	100.0			
Charade Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Chefren Leasing GmbH, Vienna	100.0	100.0			
Civitas Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Communa-Leasing Grundstücksverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Contra Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Cristal Palace Real Estate, s.r.o., Prague	95.0	95.0			
Cukor Liegenschaftsnutzung Kft., Budapest	100.0	100.0			
DEBO Leasing s.r.l., Bukarest	100.0	100.0			
DLB LEASING s.r.o., Prague	100.0	100.0			
DLV Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
DUODEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eggenberg Leasing-Gesellschaft m.b.H., Vienna	100.0	100.0			
Ehrenhöfler Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Expanda Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Fides Immobilien Treuhand Gesellschaft m.b.H., Vienna	100.0	100.0			
FM Grundstücksverwaltungs GmbH & Co. KG, Munich	94.9	94.9			
FMZ Sigma Projektentwicklungs GmbH, Vienna	100.0	100.0			
Folia Leasing Gesellschaft m.b.H., Vienna	75.0	75.0			
Fugato Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H., Vienna	99.8	99.8			
GALA Grundstücksverwaltung Gesellschaft m.b.H., Vienna	99.8	99.8			
GBS Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.0	99.0			
Gebäudeleasing Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H., Vienna	99.8	99.8			
GRAND INVESTICIJE d.o.o. za promet nekretninama, Zagreb	100.0	100.0			
Grundstücksverwaltung Linz-Mitte GmbH, Vienna	99.8	99.8			
Grundstücksverwaltungsgesellschaft m.b.H. & Co. KG, Dornbirn	100.0	100.0			
Handelszentrum Buda Kft. (Buda Kereskedelmi Központ Kft.), Budapest	100.0	100.0			
Hellas Leasing- und Beteiligungs GmbH, Bad Homburg	100.0	100.0			
Herku Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Hoka Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Honeu Leasing Gesellschaft m.b.H., Vienna	75.0	75.0			
HVB AUTO LEASING EOOD, Sofia	100.0	100.0			
HVB Leasing CPB d.o.o., Sarajevo	100.0	100.0			
HVB Leasing Croatia d.o.o. za leasing, Zagreb	100.0	100.0			
HVB Leasing Czech Republic s.r.o., Prag	100.0	100.0			
HVB Leasing Hungary Kereskedelmi Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB Leasing Hungary Pénzügyi Szolgáltató Rt., Budapest	100.0	100.0			
HVB Leasing Imobiliar s.r.l., Bucharest	100.0	100.0			
HVB Leasing Insurance Broker Bulgaria OOD, Bulgarien, Sofia	100.0	100.0			
HVB Leasing Insurance Broker s.r.l., Bucharest	99.8	99.8			
HVB Leasing Max Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB LEASING OOD, Sofia	90.0	90.0			
HVB Leasing Real Estate Bratislava s.r.o., Bratislava	100.0	100.0			
HVB Leasing Slovakia s.r.o., Bratislava	100.0	100.0			
HVB-Leasing Aida Ingatlanhasznositó Kft., Budapest	100.0	100.0			
HVB-Leasing Allegro Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Atlantis Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Fidelio Ingatlanhasznositó Kft., Budapest	100.0	100.0			
HVB-Leasing Forte Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Hermes Ingatlanhasznositó Kft., Budapest	100.0	100.0			
HVB-Leasing LAMOND Ingatlanhasznositó Kft., Budapest	100.0	100.0			
HVB-Leasing Maestoso Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Othello Ingatlanhasznositó Kft., Budapest	100.0	100.0			
HVB-Leasing Rocca Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
HVB-Leasing Romania s.r.l., Bucharest	100.0	100.0			
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Inprox Chomutov, s.r.o., Prague	100.0	100.0			
Inprox Karlovy Vary s.r.o., Prague	100.0	100.0			
INPROX Kladno, s.r.o., Prague	100.0	100.0			
INPROX SR I., Sp. s.r.o., Bratislava	100.0	100.0			
Intro Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Jausern-Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
KADMOS Immobilien Leasing GmbH, Vienna	99.8	99.8			
Kunsthaus Leasing GmbH, Vienna	100.0	100.0			
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Lagermax Leasing GmbH, Salzburg	99.8	99.8			
Lagev Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Largo Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Leasfinanz društvo s ogranicenom odgovornošću za leasing automobila i trgovinu, Zagreb	100.0	100.0			
LEASFINANZ GmbH, Vienna	100.0	100.0			
LEASFINANZ Mobilienvermietung GmbH, Vienna	100.0	100.0			
Legato Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Lelev Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
LINO Hotel-Leasing GmbH, Vienna	99.8	99.8			
Lipark Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Liva Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG, Vienna	98.0	98.0			
Martianez Comercial S. A., Puerto de la Cruz	99.6	99.6			
MBC Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
MID Garagen GmbH, Vienna	99.8	99.8			
MIK Ingatlankezelö Kft., Budapest	100.0	100.0			
MM Omega Projektentwicklungs GmbH, Vienna	100.0	100.0			
Mögra Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Nage Lokalvermietungsgesellschaft m.b.H, Vienna	99.8	99.8			
Nata Immobilien-Leasing Gesellschaft m.b.H., Vienna	57.5	57.5			
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H., Vienna	95.0	95.0			
Oct Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Ökologischer Gewerbepark EntwicklungsGmbH NfG OEG, Salzburg	100.0	100.0			
OLG – Mobilien- und Anlagenleasing Gesellschaft m.b.H., Vienna	100.0	100.0			
OLG 92 – Mobilien- und Anlagenleasing GmbH, Vienna	100.0	100.0			
OLG Handels- und Beteiligungsverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
OLG Industriegüter Leasing GmbH & Co. KG, Vienna	86.1	86.1			
Panenska Invest Sp.s.r.o., Bratislava	100.0	100.0			
Parzhof-Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	99.8	99.8			
PAZONYI'98 Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100.0	100.0			
PELOPS Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Piana Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Polimar 13 Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.0	100.0			
Polimar 6 Spólka z ograniczona odpowiedzialnoscia, Warsaw	100.0	100.0			
Posato Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Prim Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
QUADEC Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Quart Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Quint Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	99.8	99.8			
Real-Rent Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Regev Realitätenverwertungsgesellschaft m.b.H., Vienna	99.8	99.8			
REPOL 3 (1990 Soparfi) S. à. r. l., Luxembourg	100.0	100.0			
Repol Estate 3 B.V., Amsterdam	100.0	100.0			
Rondo Leasing GmbH, Vienna	100.0	100.0			
RSB Anlagenvermietung Gesellschaft m.b.H., Vienna	100.0	100.0			
RUBATO LEASING drusto s ograni enom odgovornos u za leasing, Zagreb	100.0	100.0			
RWF Real – Wert Grundstücksvermietungs-gesellschaft m.b.H. & Co. Objekt Wien-Hietzing Kommanditgesellschaft, Vienna	100.0	100.0			
Savka Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Seca-Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Sedec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Sext Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Shopping Center Györ Errichtungs- und Betriebs-gesellschaft mbH, Budapest	100.0	100.0			
SHS Leasing GmbH, Vienna	99.8	99.8			
Sigma Leasing GmbH, Vienna	99.8	99.8			
Sonata Leasing-Gesellschaft m.b.H., Vienna	99.8	99.8			
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Terz Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H., Vienna	100.0	100.0			
Tredec Z Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Ufficium Immobilien Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Unicom Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Vape Communa Leasinggesellschaft m.b.H., Vienna	99.8	99.8			
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	100.0	100.0			
Wüba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Beta Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing HYDRA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing PAVO Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VELA Immobilien Leasing Gesellschaft m.b.H., Vienna	99.8	99.8			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
Z Leasing VENUS Immobilien Leasing					
Gesellschaft m.b.H., Vienna	99.8	99.8			
Z Leasing VOLANS Immobilien Leasing					
Gesellschaft m.b.H., Vienna	100.0	100.0			
Zagra Leasing d.o.o. za financiranje, Zagreb	100.0	100.0			
Beteiligungs- und Handelsgesellschaft in Hamburg					
mit beschränkter Haftung, Hamburg	100.0		EUR	307	[3.1]
Bode Grabner Beye AG & Co. KG, Grünwald	100.0		EUR	4,767	4,717
CABET-Holding-Aktiengesellschaft, Vienna	100.0	100.0	EUR	555,427	13,212
Dataline Zahlungsverkehrsabwicklungs GmbH, Vienna	100.0	100.0	EUR	116	(168)
Domus Facility Management GmbH, Vienna	100.0	100.0	EUR	73	44
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH,					
Munich	100.0		EUR	4,890	862
HVB Alternative Financial Products AG, Vienna	100.0		EUR	1,014	11
HVB Alternative Investment AG, Vienna	100.0	100.0	EUR	100,059	(8,782)
HVB America LLC, Wilmington	100.0		USD	354,543	76,660
HVB Capital LLC, Wilmington	100.0		USD	1,127	87
HVB Capital LLC II, Wilmington	100.0		USD	3	0
HVB Capital LLC III, Wilmington	100.0		USD	1,107	90
HVB Capital LLC IV, Wilmington	100.0		USD	0	0
HVB Capital LLC V, Wilmington	100.0		USD	(2)	(2)
HVB Capital LLC VI, Wilmington	100.0		USD	2	0
HVB Capital LLC VII, Wilmington	100.0		USD	0	0
HVB Capital LLC VIII, Wilmington	100.0		USD	0	0
HVB Gesellschaft für Gebäude mbH & Co KG, Munich	100.0		EUR	911,901	[1]
HVB Global Assets Company, L.P., City of Dover[6]	5.0		USD	1,042,900	81,681
HVB Hong Kong Limited, Hong Kong	100.0		USD	5,584	2,368
HVB Informations-Verarbeitungs-GmbH, Munich	100.0		EUR	154	[2.3]
HVB Leasing GmbH, Hamburg	100.0		EUR	22,026	[3.2]
HVB LMP Inc., Wilmington	100.0	100.0	USD	47,290	1,660
HVB Payments & Services GmbH, Aschheim/Dornach	100.0		EUR	660	(66)
HVB Risk Management Products Inc., New York	100.0	100.0	USD	62,711	9,435
HVB Systems GmbH, Unterföhring	100.0		EUR	746	[2.4]
HVB U.S. Finance Inc., New York	100.0	100.0	USD	67,452	(15,845)
HVB Wealth Management Holding GmbH, Munich	100.0		EUR	73,422	[2.5]
HVZ GmbH & Co. Objekt KG, Munich[4]	100.0	100.0	EUR	148,065	[1]
Hypo (UK) Holdings Limited, London	100.0		GBP	278	37,570
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt					
Arabellastraße, Munich[4]	100.0	100.0	EUR	26	[1]
HypoVereinsFinance N.V., Amsterdam	100.0		EUR	5,664	2,003
Lassallestraße Bau-, Planungs-, Errichtungs- und					
Verwertungsgesellschaft m.b.H., Vienna	99.1	99.1	EUR	4,451	[1]
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co.					
Objekt KG, Munich	100.0	100.0	EUR	540,514	[1]
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG					
Verwaltungszentrum, Munich[4]	100.0	100.0	EUR	2,301	[1]
TIVOLI Grundstücks-Aktiengesellschaft, Munich	99.7	99.7	EUR	10,636	3,120
Vereins- und Westbank Beteiligungsgesellschaft S.A.,					
Luxembourg	100.0	100.0	EUR	64,008	6,246
WAVE Solutions Information Technology GmbH, Vienna	100.0	100.0	EUR	1,748	67

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
1.2 Non-consolidated subsidiaries [5]					
1.2.1 Banks and financial institutions					
»HVB Bank Latvia« AS, Riga	100.0		LVL	17,556	2,688
»HVB Banka Srbija i Crna Gora« A.D., Belgrade	99.0	99.0	EUR	19,885	3,855
Activest Investmentgesellschaft Schweiz AG, Berne	100.0	100.0	CHF	8,925	2,064
Banco Inversión S. A., Madrid[7]	100.0	100.0	EUR	20,878	(9,960)
grooup with subsidiaries					
B.I. Gestión Colectiva S.G.I.I.C., S. A., Madrid[7]	100.0	100.0			
B.I. Asesoramiento Financiero, S. A., Madrid	100.0	100.0			
B.I. Gestión de Pensiones E.G.E.P., S. A., Madrid[7]	100.0	100.0			
Goméz & Alcaraz, S.L., Seville	100.0	100.0			
B.I. International Limited, George Town	100.0	100.0			
Bank Austria Creditanstalt Handelsbank Aktiengesellschaft, Vienna	100.0	100.0	EUR	11,517	[1]
Bank Austria Creditanstalt Real Invest Immobilien-Kapitalanlage GmbH, Vienna	100.0	100.0	EUR	5,024	(324)
Bankhaus C.L. Seeliger, Wolfenbüttel[7]	82.0		EUR	11,599	1,094
Eksport-Import Banka »Eksimbanka« Akcionarsko Drusto Beograd, Belgrade	98.3	98.3			
FactorBank AG, Vienna	52.0	52.0	EUR	5,352	163
HVB Investitionsbank GmbH, Hamburg	100.0	100.0	EUR	16,933	[1]
HVB Singapore Limited, Singapore	100.0	100.0	SGD	11,029	236
Hypo stavebni sporitelna a.s., Prague	100.0	100.0	CZK	830,791	151,707
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev	91.2		UAH	108,144	54,691
Mezzanin Finanzierungs AG, Vienna	70.0	70.0	EUR	28,508	108
Schoellerbank Invest AG, Salzburg	100.0	100.0	EUR	3,629	798
1.2.2 Other non-consolidated companies					
»Alte Schmelze« Projektentwicklungsgesellschaft mbH, Dresden	100.0	100.0	EUR	(227)	447
»Artist« Marketing Entertainment GmbH, Vienna	75.0	75.0			
»BANCOM« Sp.z.o.o., Warsaw	99.7	99.7	PLN	(1,454)	(92)
»CA IB Asset Management S.A.I.« S. A., Bucharest	100.0	100.0	ROL	18,850,000	(59,766)
»CAFU« Vermögensverwaltung GmbH & Co. OEG, Vienna	100.0	100.0	EUR	6,916	192
»CAFU« Vermögensverwaltung GmbH, Vienna	100.0	100.0			
»Diners Club CEE Holding AG«, Vienna	99.8	99.8	EUR	3,002	(1,282)
»MOTOSOFT« Sp.z.o.o., Warsaw	90.9	90.9			
3W Internet Marketing Sp.z.o.o., Warsaw	99.8	99.8	PLN	(1,484)	(227)
A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, Munich	66.7	66.7	EUR	(35,851)	0
A&T-Projektentwicklungs-Verwaltungs GmbH, Munich	66.7	66.7			
AB Immobilienverwaltungs-GmbH, Munich	100.0	100.0			
ABG Anlagenverwertungs- und Beteiligungs-Gesellschaft m.b.H. & Co. OHG, Vienna	100.0	100.0			
Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, Munich	100.0	100.0	EUR	60,851	543
Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, Munich	100.0	100.0	EUR	63,229	844

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, Munich	100.0	100.0	EUR	10,148	41
Acis Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Active Bond Portfolio Management GmbH, Munich	100.0	100.0			
AdFinCon – Advanced Financial IT Consulting GmbH, Hamburg	100.0	75.0	EUR	722	532
AE Capital Inc., New York	100.0	100.0	USD	30	1,440
AE Liegenschaftsverwertung GmbH, Vienna	100.0	100.0			
AGROB Aktiengesellschaft, Ismaning (share of voting rights: 75.0%),	52.7	52.7	EUR	18,198	921
Agrob Süd GmbH & Co. KG, Ismaning	100.0	100.0	EUR	3,521	(61)
AGRUND Grundstücks-GmbH, Munich	90.0	90.0			
Alexandersson Real Estate I.B.V., Apeldoorn	100.0	100.0			
Alfa Holding Ingatlanszolgaltato Kft., Györ	95.0	95.0			
Alkmene Immobilien-Verwaltungs GmbH & Co. KG Objekt Mainzer Landstraße, Munich	100.0	100.0			
Alkmene Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
Allcasa Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	(1,450)	(283)
ALLTERRA Immobilienverwaltungs GmbH, Munich	100.0	100.0	EUR	(6,384)	(4)
Altea Verwaltungsgesellschaft mbH & Co. Objekt I KG, Munich	100.0	100.0			
Altea Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Amphitryon Immobilienverwaltungs GmbH & Co. Grundbesitz OHG, Munich	100.0	100.0			
Amphitryon Immobilien-Verwaltungs GmbH, Munich	100.0	100.0			
Antus Immobilien- und Projektentwicklungs GmbH, Munich	90.0	90.0	EUR	(14,841)	(14)
ANWA Gesellschaft für Anlagenverwaltung mbH, Munich	95.0	95.0			
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, Munich	100.0	100.0	EUR	(23,432)	6,729
Apir Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
ARCADIA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, Munich	100.0	100.0	EUR	793	[1]
Argentum Media GmbH, Hamburg	100.0	100.0			
ARRONDA Immobilienverwaltungs GmbH, Munich	90.0	90.0	EUR	(46,527)	0
Asset S. A., Warsaw	99.9	99.9	PLN	738	(2,800)
ASSINDIA Immobilien- und Projektentwicklungs GmbH i.L., Munich	100.0	100.0	EUR	0	2,389
ASTROTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
Atlanterra Immobilienverwaltungs GmbH, Munich	90.0	90.0	EUR	(44,985)	741
ATUT Finanse S. A., Warsaw	100.0	100.0	PLN	1,041	(2,312)
Aufbau Dresden GmbH, Munich	100.0	100.0	EUR	(25,671)	[1]
Aurum Beteiligungs- und Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Austria Ticket Ges. m.b.H., Vienna	100.0	100.0	EUR	(265)	(648)
AUTOBALANS Sp.z.o.o., Radwanice (share of voting rights: 99.9%),	90.9	90.9	PLN	382	(188)
AWT – Handels und Beteiligungs (Deutschland) GmbH, Bad Homburg	100.0	100.0			
AWT Bavaria (Bratislava) s.r.o., Bratislava	100.0	100.0	EUR	1,064	(1,769)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
AWT Handels Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	3,291	2,891
AWT Immo, a.s., Bratislava	100.0	100.0			
AWT International Ltd. Zagreb, Zagreb	100.0	100.0			
AWT International Trade AG, Vienna	100.0	100.0	EUR	1,596	366
AWT-Car (Bratislava) s.r.o., Bratislava	100.0	100.0			
B.A. Real Estate Ltd., Moscow	100.0	100.0	RUR	9,192	21,388
B.F.S. Beteiligungs-Treuhand für Sachwerte GmbH, Munich	100.0	100.0	EUR	(2,136)	(20)
BA Worldwide Fund Management Ltd., i.L., Tortola	100.0	100.0	USD	32	5,572
BA/CA Ingatlankezelö Kft., Budapest	100.0	100.0	HUF	703,645	143,146
BA-CA GrEco Versicherungsmanagement Gesellschaft m.b.H., Vienna	51.0	51.0	EUR	891	438
BA-CA Betriebsobjekte AG & Co Vermietungs OHG, Vienna	100.0	100.0	CZK	12,331	1,343
BA-CA Betriebsobjekte Praha Sp.s.r.o., Prague	100.0	100.0	CZK	122,010	38,565
BA-CA CEE Immoprojekt GmbH, Vienna	100.0	100.0			
BACA Community Development LLC, Wilmington	100.0	100.0	USD	(6,948)	(1,358)
BA-CA Objektfinanzierung GmbH, Vienna	100.0	100.0			
BA-CA Objektfinanzierungs GmbH & Co OEG, Vienna	100.0	100.0			
BA-CA Private Equity GmbH, Vienna	100.0	100.0	EUR	3,003	1
BA-CA-GVG Holding GmbH, Vienna	100.0	100.0	EUR	560	524
BACAI, London	100.0	100.0	GBP	10,867	256
BAK Verwaltungs-Gesellschaft mbH, Bochum	100.0	100.0			
BaLea Soft GmbH & Co. KG, Hamburg	100.0	100.0	EUR	65	(1,526)
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Baltic Business Center Sp.z.o.o., Gdynia	62.0	62.0	PLN	(99,275)	(21,787)
Bank Austria Aktiengesellschaft & Co EDV Leasing OHG, Vienna	100.0	100.0			
Bank Austria Creditanstalt Finanzservice GmbH, Vienna	100.0	100.0	EUR	527	1
Bank Austria Creditanstalt Immobilien Entwicklungs- und VerwertungsgmbH, Vienna	100.0	100.0			
Bank Austria Creditanstalt Immobilienagentur GmbH, Vienna	100.0	100.0	EUR	90	1
Bank Austria Creditanstalt Immobilienberatungs- und Service GmbH, Vienna	100.0	100.0	EUR	(612)	(779)
Bank Austria Creditanstalt Versicherungsdienst GmbH, Vienna	81.0	81.0			
Bank Austria Trade Services Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	924	1
Bank Austria-CEE BeteiligungsgmbH, Vienna	100.0	100.0			
Bank Rozwoju Energetyki i Ochrony Srodowiska pólka Akcyjna »Megabank« i.L., Warsaw (share of voting rights: 0 %)	100.0	100.0			
Bavaria Servicos de Representacao Comercial Ltda., Sao Paulo	100.0		BRL	736	220
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, Munich	100.0	100.0	EUR	294	1
Bayern Power Limited, London	100.0		EUR	8,348	15
BB-C Vila Domy v.o.s., Prague	100.0	100.0	CZK	(33,732)	(22,521)
BC Canadian Investments Inc., Toronto	100.0	100.0			
BD Industrie-Beteiligungsgesellschaft mbH, Munich	100.0				
Betaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	26	1
BFAG – Holding Gesellschaft m.b.H, Vienna	100.0	100.0			
BFL Beteiligungsgesellschaft für Flugzeug-Leasing mbH, Munich	100.0				
BIL Aircraftleasing GmbH, Munich	100.0	100.0			
BIL Beteiligungstreuhand GmbH, Munich	100.0	100.0			
BIL Immobilien Fonds GmbH & Co Objekt Perlach KG, Munich	100.0	100.0	EUR	3,147	385
BIL Immobilien Fonds GmbH, Munich	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
BIL Leasing-Fonds GmbH & Co VELUM KG, Munich	100.0				
BIL Leasing-Fonds Verwaltungs-GmbH, Munich	100.0	100.0			
BIL V & V Vermietungs GmbH, Munich	100.0	100.0			
Biomedizinische Forschungslabor Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	55.0	55.0			
Blue Capital Dritte Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Blue Capital Equity GmbH, Hamburg	100.0		EUR	333	[3.3]
Blue Capital Equity Management GmbH, Hamburg	100.0	100.0			
Blue Capital Erste Kanada Immobilien Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Blue Capital Europa Erste Immobilien – Objekt Niederlande – Verwaltungs GmbH, Hamburg	100.0	100.0	EUR	763	341
Blue Capital Europa Immobilien GmbH & Co. Fünfte Objekte Niederlande KG, Hamburg	100.0	100.0			
Blue Capital Europa Immobilien GmbH & Co. Fünfte Objekte Österreich KG, Hamburg	100.0	100.0			
Blue Capital Europa Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital Fonds GmbH, Hamburg	100.0	100.0	EUR	5,453	1,466
Blue Capital GmbH, Hamburg	100.0		EUR	1,805	[3.4]
Blue Capital Investment Inc., Dallas	100.0	100.0	USD	2,959	665
Blue Capital Kanada GmbH & Co Erste Immobilien KG, Hamburg	100.0	100.0	CAD	565	(246)
Blue Capital Management Inc., Dallas	100.0	100.0	USD	1,337	1,327
Blue Capital Pennsylvania Inc., Washington	100.0	100.0			
Blue Capital Private Assets, Munich	100.0	100.0			
Blue Capital Real Estate, Munich	100.0	100.0			
Blue Capital Stiftungstreuhand GmbH, Hamburg	100.0	100.0			
Blue Capital Treuhand GmbH, Hamburg	100.0	100.0	EUR	802	(307)
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Blue Capital Zweite Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
Blue Capital Zweite USA Immobilien Verwaltungs GmbH, Hamburg	100.0	100.0			
Bode Grabner Beye Beteiligungs AG, Grünwald	100.0				
Bode Grabner Beye Trust GmbH, Grünwald	100.0	100.0			
Bonum Anlage- und Beteiligungsgesellschaft mbH, Bremen	100.0	100.0	EUR	60	[1]
BPH Investment Fund Company (BPH Towarzystwo Funduszy Inwestycyjnych S.A.), Warsaw	100.0	100.0	PLN	6,622	2,543
BPH Leasing SA, Poznan	100.0	100.0	PLN	61,849	12,677
BPH PBK Doradztwo Finansowe Sp.z.o.o., Warsaw	100.0	100.0			
BPH PBK Leasing S.A., Warsaw	100.0	100.0	PLN	93,188	13,077
BPH PBK Zarzadzanie Funduszami Sp.z.o.o., Warsaw	100.0	100.0	PLN	7,857	(43)
BV Finance Praha s.r.o. i. L., Prague	100.0				
BV Grundstücksentwicklungs-GmbH & Co. JOTA KG, Munich	100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, Munich	100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. SIGMA KG, Munich	100.0	100.0			
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, Munich	100.0		EUR	511	[1]

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total Sect. 16 (4), Stock Corporation Act	of which: held indirectly		in thousands of currency units	in thousands of currency units
BV Grundstücksentwicklungs-GmbH, Munich	100.0	100.0			
BVK 2 GmbH i.L., Munich	98.0	98.0			
BVK Holding GmbH i.L., Munich	100.0	100.0	EUR	3,444	7
CA Bau-Finanzierungsberatung Gesellschaft m.b.H., Vienna	100.0	100.0			
CA Betriebsobjekte Polska Sp.z.o.o., Warsaw	100.0	100.0	PLN	(27,094)	(16,686)
CA European Bond Advisor S. A., Luxembourg	100.0	100.0			
CA IB Bulinvest EOOD, Sofia	100.0	100.0			
CA IB Corporate Finance a.s., Prague	100.0	100.0	CZK	18,018	2,312
CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	7,812	1
CA IB Corporate Finance d.d., Ljubljana	100.0	100.0	SIT	87,503	(21,688)
CA IB Corporate Finance Limited, London	100.0	100.0			
CA IB Corporate Finance Rt. (CA IB Tökepiaci Rt.), Budapest	100.0	100.0	HUF	94,935	44,723
CA IB d.d., Zagreb	100.0	100.0	HRK	4,869	286
CA IB Financial Advisers a.s., o.c.p., Bratislava	100.0	100.0	SKK	32,028	13,105
CA IB Financial Advisers Sp.z.o.o., Warsaw	100.0	100.0	PLN	1,604	(4,475)
CA IB Fund Management S. A., Warsaw	100.0	100.0	PLN	14,338	(448)
CA IB Infrastruktur Projektberatungs Ges.m.b.H. i.L., Wien	100.0	100.0			
CA IB International Marktes Limited, London	100.0	100.0	GBP	3,261	2,358
CA IB Invest d.o.o., Zagreb	100.0	100.0	HRK	1,856	(367)
CA IB Investment Management S. A., Warsaw	100.0	100.0	PLN	3,393	(821)
CA IB Polska Spólka Akcyjna, Warsaw	100.0	100.0	PLN	34,601	7,865
CA IB Romania SRL, Bucharest	100.0	100.0	ROL	31,367,343	2,889,350
CA IB Securities (New York), Inc., New York	100.0	100.0			
CA IB Securities (Ukraine) AT, Kiev	100.0	100.0			
CA IB Securities Investment Fund Management Rt., Budapest	100.0	100.0	HUF	320,000	198,491
CA IB Securities S. A. (Bucharest), Bucharest	100.0	100.0	ROL	2,275,261	(388,429)
CA IB Securities S. A., Warsaw	100.0	100.0	PLN	43,353	11,609
CABO Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0			
CAE Praha a.s., Prague	100.0	100.0	CZK	74,957	(4,297)
Caibon.com Internet Services AG, Vienna	100.0	100.0			
Call Now Telekommunikationsservice Gesellschaft mbH, Vienna	70.0	70.0			
Cards & Systems EDV-Dienstleistungs GmbH, Vienna	58.0	58.0	EUR	798	220
CA-Shop Handels GmbH, Vienna	100.0	100.0			
CATO Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Ismaning	100.0	100.0			
CATO Grundstücks-Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
CDT Advisor S. A., Luxembourg	100.0	100.0			
Celer Allgemeine Vermögensverwaltungs-, Investitions- und Beratungs Gesellschaft m.b.H., Budapest	100.0	100.0	HUF	61,276	(3,209)
Center Heinrich-Collin-Straße 1 Vermietungs GmbH u. Co. KEG, Vienna	83.6	83.6	EUR	2,207	(109)
Centrum Bankowosci Bezposredniej Spolka z ograniczona odpowiedzialnoscia CBB, Cracow	100.0	100.0	PLN	6,632	887
Chemie Pensionsfonds AG, Munich	100.0		EUR	6,065	(853)
Christoph Reisegger Gesellschaft m.b.H., Vienna	100.0	100.0			
City Carré Verwaltungs B.V., The Hague	100.0	100.0			
City Hotel GmbH, Bad Vilbel	100.0				
CL Dritte Car Leasing GmbH & Co. KG, Camin	100.0	100.0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
Classic Games Management GmbH, Grünwald	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
COBB Beteiligungen und Leasing GmbH, Vienna	50.3	50.3			
Comes Bauconcept GmbH, Munich	100.0	100.0			
comle@se & comfin@nce GmbH & Co. KG, Hamburg	100.0	100.0	EUR	1,531	818
comle@se online GmbH, Hamburg	100.0	100.0			
CoNetwork GmbH, Hamburg	100.0		EUR	1,000	[3,5]
Cornus Immobilien- und Vermietungs GmbH, Munich	100.0	100.0			
Corso Karlin a.s., Prague	100.0	100.0	CZK	1,118	8,967
COSMOTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
Creditanstalt Global Markets Fund Advisor S. A., Luxembourg i.L., Luxembourg	100.0	100.0			
CUMTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
Data Austria Datenverarbeitungs GmbH, Vienna	100.0	100.0	EUR	4,478	923
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, Kabelsketal	100.0	100.0	EUR	(17,528)	(4,219)
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, Kabelsketal	100.0	100.0	EUR	(40,982)	(205)
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, Kabelsketal	100.0	100.0	EUR	(45,095)	(945)
Delpha Immobilien- und Projektentwicklungs GmbH, Kabelsketal	100.0	100.0			
Deltaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
Diana Development Sp.z.o.o., Warsaw	100.0	100.0	PLN	2,843	(589)
Diners Club Czech Republic s.r.o., Prag	100.0	100.0	CZK	(9,238)	201
Diners Club Polska Sp.z.o.o., Warsaw	100.0	100.0	PLN	1,539	379
Diners Club Slowakei s.r.o., Bratislava	100.0	100.0	SKK	2,855	1,588
Dione Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	[1]
Domus Bistro GmbH, Vienna	100.0	100.0			
Dorion GmbH & Co. KG, Munich	94.0	94.0			
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, Munich	100.0	100.0	EUR	8,722	(1,589)
Einkaufszentrum Wieselburg Errichtungs- und Betriebs GmbH, Vienna	51.0	51.0			
EK Mittelstandsfinanzierungs AG, Vienna	98.0	98.0	EUR	13,073	(1,369)
Enderlein & Co. GmbH, Bielefeld	100.0	100.0			
Entwicklungsagentur Güterverkehrszentrum Trier I GmbH, Trier	85.0	85.0			
Eratech Spólka Akcyjna, Lodz	66.0	66.0	PLN	(831)	(773)
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Euro Bond Blue Capital Verwaltungs GmbH, Frankfurt am Main	100.0	100.0			
Euro-Bond Blue Capital Management GmbH, Bad Soden	100.0	100.0			
Euromarketing AG, Vienna	66.2	66.2			
Euroventures-Austria-CA-Management GesmbH, Vienna	100.0	100.0	EUR	3,393	806
Fairtrade d.o.o., Zagreb	75.0	75.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal I KG, Munich	100.0	100.0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal II KG, Munich	100.0	100.0	EUR	(1,430)	324
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße KG, Munich	100.0	100.0	EUR	(20,562)	(1,035)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Ferra Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
FGB Grund und Boden GmbH & Co. KG, Munich	94.0	94.0	EUR	(1,958)	0
FGB Grund und Boden Verwaltungs GmbH, Munich	100.0	100.0			
Final S. A., Dabrowa Górnicza (share of voting rights: 66.3 %)	62.7	62.7	PLN	15,924	(1,686)
Finco Financial Corp. i. L., Miami	100.0	100.0			
FM Beteiligungs AG, Vienna	50.0	50.0	EUR	16,025	1,286
Fontana Hotelverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
Fontana Kurhotel Gesellschaft m.b.H., Vienna	99.0	99.0	EUR	(9,072)	(143)
Food & more GmbH, Munich	100.0		EUR	100	2.6
Forum Polskiego Biznesu Media Sp.z.o.o., Warsaw	100.0	100.0			
Freizeitpark Oberlaa Vermietungs GmbH, Vienna	75.0	75.0			
G.F.S. Geschäftsbesorgung für Sachwerte GmbH, Munich	100.0	100.0	EUR	4,603	35
G.F.S. Management Kantoor B.V., The Hague	100.0	100.0			
GALILEO Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	1
GAMMATERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	1
Ganymed Immobilienvermietungsgesellschaft m.b.H., Vienna	99.0	99.0	EUR	55,191	1
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Berlin	100.0	100.0	EUR	26	1
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, Munich	100.0	100.0			
GE Immobilienverwaltungs-GmbH, Munich	98.0	98.0			
Gesellschaft für Grundbesitz mbH, Bochum	100.0	100.0	EUR	773	1
GIMMO Immobilien-Vermietungs- und Verwaltungs GmbH, Munich	100.0	100.0	EUR	20	1
GIW Gesellschaft für Informationstransfer und Weiterbildung mbH i.L., Alfter	100.0	100.0	EUR	4,692	89
Goethe Galerie Centermanagement GmbH, Jena	100.0	100.0			
Golf- und Country Club Seddiner See Immobilien GmbH, Berlin	94.0	94.0	EUR	(16,982)	(32)
Golfplatz Schloss Ebreichsdorf Errichtungs- und Vermietungs GmbH, Vienna	100.0	100.0			
Grand Central Re Limited, Hamilton	92.5		USD	209,707	10,583
Großkugel Immobilien- und Projektentwicklungs GmbH, Kabelsketal	100.0	100.0	EUR	(5,722)	0
Gründerfonds GmbH & Co. KEG, Vienna	100.0	100.0	EUR	12,355	(1,602)
Gründerfonds GmbH, Vienna	100.0	100.0			
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland), Munich	98.2	98.2	EUR	4,495	1
Grundstücksgesellschaft Simon beschränkt haftende Kommanditgesellschaft, Munich	100.0	100.0	EUR	51	1
GUS Consulting GmbH, Vienna	100.0	100.0	EUR	25,050	(890)
H & B Immobilien GmbH & Co. Objekte KG, Munich	100.0	100.0	EUR	5	1
H.F.S. Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 10 GmbH & Co. KG, Munich	94.3	94.3			
H.F.S. Immobilienfonds Deutschland 17 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 19 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds Deutschland 20 KG, Munich	90.9	90.9			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, Munich	100.0	100.0			
H.F.S. Immobilienfonds Europa 3 Beteiligungs B.V., The Hague	100.0	100.0			

Name and registered office	Percentage interest		Currency	Equity capital	Net income
	total	of which:		in thousands	in thousands
	Sect. 16 (4),	held		of currency	of currency
	Stock	indirectly		units	units
	Corporation Act				
H.F.S. Immobilienfonds Europa 4 KG, Munich	100.0	100.0			
H.F.S. Immobilienfonds GmbH, Munich	100.0	100.0	EUR	(3,721)	1,122
H.F.S. Komplementärs GmbH, Munich	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Ecuador« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Haiti« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Indien« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Java« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Korea« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Kuba« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Malaysia« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Panama« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Thailand« KG, Mannheim	100.0	100.0			
H.F.S. Leasingfonds GmbH, Munich	100.0	100.0			
H.F.S. Leasingsfonds GmbH & Co. Deutschland »Hawai« KG, Mannheim	100.0	100.0			
H.F.S. Schiffs-Leasingfonds GmbH, Munich	100.0	100.0			
H.F.S. Value Management GmbH, Munich	100.0	100.0			
H.F.S. Zweitmarktfonds Deutschland 3 KG, Munich	62.5	62.5			
H.F.S. Zweitmarktfonds Deutschland 4 KG, Munich	62.5	62.5			
H.F.S. Zweitmarktfonds GmbH, Munich	100.0	100.0			
Halos GmbH & Co. Objekt KG, Munich	100.0	100.0	EUR	14,791	82,572
Hans Pressel Beteiligungs-Gesellschaft mit beschränkter Haftung, Vienna	100.0	100.0			
HAWA Grundstücks GmbH & Co. OHG Hotelverwaltung, Munich	100.0	100.0			
HAWA Grundstücks GmbH & Co. OHG Immobilienverwaltung, Munich	100.0	100.0			
Hawthornwood Partnership, Wilmington (share of voting rights: 0%),	73.8	73.8	USD	338,957	13,484
Hekla Immobilien Projektentwicklungs GmbH & Co. Hotel Jena KG, Jena	100.0	100.0			
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich	100.0	100.0			
Hekla Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Helios Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0			
HMIS Management Information & Service GmbH, Munich	100.0	100.0			
Hotel Fürstenhof Betriebsgesellschaft mbH i.L., Munich	100.0	100.0			
Hotel Heiligenblut Betriebs GmbH NfG. KG, Vienna	100.0	100.0			
Hotel Seddiner See GmbH, Berlin	94.0	94.0			
HVB Alternative Advisors Inc., New York	100.0	100.0	USD	9,962	32
HVB Alternative Management Lux S.A., Luxembourg	100.0	100.0	EUR	1,133	930
HVB Asia Limited, Singapore	100.0		EUR	25,442	442

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVB Asset Leasing Limited, London	100.0	100.0	USD	81,941	83
HVB Asset Management Asia Ltd., Singapore	100.0	100.0	EUR	1,465	1,016
HVB Asset Management Holding GmbH, Munich (formerly: Activest Holding GmbH, Munich)	100.0	100.0	EUR	241,952	[1]
HVB Beteiligungsgesellschaft mbH, Munich	100.0		EUR	835	[1]
HVB Campustar (Hong Kong) Ltd., Hong Kong	100.0	100.0	USD	7,663	209
HVB Cape Blanc LLC, Wilmington	100.0	100.0			
HVB Capital Asia Limited, Hong Kong	100.0		JPY	11,876,961	700,978
HVB Capital Management, Inc., New York	100.0	100.0	USD	14	(200)
HVB Capital Markets Inc., New York	100.0	100.0	USD	31,239	4,788
HVB Capital Partners S.à.r.l., Luxembourg	89.9	89.9			
HVB Consult GmbH, Munich	100.0		EUR	3,097	1,067
HVB Credit Advisors Limited, Dublin	100.0				
HVB Credit Advisors LLC, New York	100.0	100.0			
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	100.0		EUR	818	[2,7]
HVB EBG LLC, New York	100.0	100.0			
HVB Energy Holdings LLC, New York	100.0	100.0			
HVB Expertise GmbH, Munich	100.0				
HVB Export Leasing GmbH, Munich	100.0				
HVB Factoring s.r.o., Bratislava	100.0	100.0			
HVB Factoring s.r.o., Prague	100.0	100.0	CZK	50,022	22
HVB Finance London Limited, London	100.0		EUR	272	191
HVB Financne sluzby s.r.o., Bratislava	100.0	100.0	SKK	37,427	736
HVB FondsFinance GmbH, Munich	100.0	5.0	EUR	1,967	1,030
HVB Fund Services Limited, Dublin	100.0				
HVB Funding Trust II, Wilmington	100.0				
HVB Funding Trust IV, Wilmington	100.0				
HVB Funding Trust VIII, Wilmington	100.0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, Munich	100.0				
HVB Global Assets Company (GP), LLC, City of Dover	100.0				
HVB GR LLC, New York	100.0	100.0			
HVB Immobilie Slovakia Sp.s.r.o., Bratislava	100.0	100.0	SKK	35,042	6,555
HVB Immobilien AG, Munich	100.0		EUR	27,030	[2,8]
HVB Industriebeteiligungsgesellschaft S.à.r.l., Luxembourg	100.0		EUR	1,725	(18)
HVB International Asset Leasing GmbH, Munich	100.0		EUR	(6,437)	(352)
HVB Investments (UK) Limited, George Town	100.0		EUR	288,160	0
HVB LAP LLC, New York	100.0	100.0			
HVB Leasing International GmbH & Co. KG, Hamburg	100.0	100.0			
HVB Leasing Limited Partnership, Wilmington	100.0	1.0	USD	2	656
HVB Life Science GmbH & Co. Beteiligungs-KG, Munich	100.0		EUR	1,023	[1]
HVB Life Science GmbH, Munich	100.0				
HVB London Investments (AVON) Limited, London	100.0		USD	250,585	240
HVB London Investments (Blackwater) Limited, London	100.0				
HVB London Investments (CAM) Limited, London	100.0				
HVB London Trading Ltd., London	100.0				
HVB MG LLC, New York	100.0	100.0			
HVB Mortgage Capital Corp., Wilmington	100.0	100.0			
HVB Pensionsfonds AG, Munich	100.0		EUR	24,233	(1,237)
HVB Pensionsfonds-Service GmbH, Munich	100.0	100.0	EUR	25	[1]

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVB Principal Equity GmbH, Munich	100.0		EUR	34	[2.9]
HVB Profil Gesellschaft für Personalmanagement mbH, Munich	100.0		EUR	28	[2.10]
HVB Projekt Emilienhof GmbH & Co. KG, Munich	100.0	100.0	EUR	250	[1]
HVB Projekt Emilienhof Verwaltungs GmbH, Munich	100.0	100.0			
HVB Projekt GmbH, Munich	100.0	94.0	EUR	25,626	[1]
HVB Projekt Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
HVB Property USA, Inc., New York	100.0	100.0	EUR	2,727	1,846
HVB Rating Advisory GmbH, Munich	100.0				
HVB Reality CZ s.r.o., Prague	100.0	100.0	CZK	(9,723)	(31,553)
HVB Realty Capital Inc., New York	100.0	100.0	USD	(986)	(1,108)
HVB Russell Management GmbH, Munich	51.0				
HVB Secur GmbH, Munich	80.0				
HVB Services South Africa (Proprietary) Limited, Johannesburg	100.0				
HVB Tecta GmbH, Munich	100.0	94.0	EUR	1,751	[1]
HVB Verwa 1 GmbH, Munich	100.0				
HVB Verwa 3 GmbH, Munich	100.0		EUR	767	[2.11]
HVB Verwa 4 GmbH, Munich	100.0		EUR	307,086	[2.12]
HVB Verwa 4.1 GmbH, Munich	100.0	100.0	EUR	25	[1]
HVB Verwa 4.3 GmbH, Munich	100.0		EUR	128,519	(5.002)
HVB Verwa 4.4 GmbH, Munich	100.0	100.0	EUR	65,052	[1]
HVB Verwa 4.5 GmbH, Munich	100.0	100.0	EUR	25	[1]
HVB Verwa 4.6 GmbH, Munich	100.0	100.0	EUR	25	[1]
HVB Verwa 5 GmbH, Munich	100.0				
HVBFF Aircraftleasing GmbH, Munich	100.0	100.0			
HVBFF Baumanagement GmbH, Munich	100.0	100.0	EUR	50	[1]
HVBFF Beteiligungstreuhand GmbH, Munich	100.0	100.0			
HVBFF Gebäudesanierung GmbH & Co Erste KG, Munich	100.0	100.0			
HVBFF Havelland GmbH, Munich	100.0	100.0			
HVBFF Immobilien-Fonds GmbH & Co Wohnungen Leipzig Zweite KG, Leipzig	100.0	100.0			
HVBFF International Greece GmbH, Munich	100.0	100.0			
HVBFF Internationale Leasing GmbH, Munich	100.0	100.0			
HVBFF Kapitalvermittlungs GmbH, Munich	100.0	100.0	EUR	19	[1]
HVBFF Leasing & Investition GmbH & Co Achte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Erste KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Fünfte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Neunte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Sechste KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Siebte KG, Munich	100.0	100.0			
HVBFF Leasing & Investition GmbH & Co Vierte KG, Munich	100.0	100.0			
HVBFF Leasing GmbH & Co. Kinocenter KG, Munich	100.0	100.0			
HVBFF Leasing Objekt GmbH, Munich	100.0	100.0			
HVBFF Leasing-Fonds GmbH & Co Wohnungen Nauen Zweite KG, Munich	100.0	100.0			
HVBFF Leasing-Fonds Verwaltungs GmbH, Munich	100.0	100.0			
HVBFF Objekt Beteiligungs GmbH, Munich	100.0	100.0			
HVBFF Objekt Leipzig GmbH, Munich	70.0	70.0			
HVBFF Produktionshalle GmbH, Munich	100.0	100.0			
HVBFF Verwaltungs GmbH, Munich	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich	100.0		EUR	13,392	[2,13]
HVZ GmbH & Co. Objekt Unterföhring KG, Munich	100.0	100.0			
Hyperion Immobilienvermietungsgesellschaft m.b.H., Vienna	99.0	99.0	EUR	49,479	[1]
Hypo-Bank Verwaltungszentrum GmbH, Munich	100.0	100.0			
HYPO-REAL Haus & Grundbesitz Gesellschaft mbH & Co. Immobilien-Vermietungs KG, Munich	80.0	80.0	EUR	2,776	(1,582)
HYPO-REAL Haus- und Grundbesitz Gesellschaft mbH,Munich	100.0	100.0	EUR	128	[1]
IMMO I Immobilien + Mobilien Vermietungs GmbH & Co. KG, Vienna	98.2	98.2	EUR	2,546	53
Immobilia Rho s.r.o., Prague	100.0	100.0	CZK	10,111	(4,667)
Immobilien Rating GmbH, Vienna	99.0	99.0			
Immobilien Vermietungs GmbH, Vienna	100.0	100.0			
IMWA Gesellschaft für Immobilienverwaltung mbH, Munich (share of voting rights: 0%)	95.0	95.0			
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Vienna	99.9	99.9			
Informations-Technologie Austria GmbH, Vienna	61.4	61.4	EUR	23,159	255
Infrastruktur Holding GmbH, Vienna	100.0	100.0			
Interpark Management GmbH & Co. KG, Munich	100.0	100.0	EUR	119	[1]
Interpark Management Verwaltungs GmbH, Munich	100.0	100.0			
Interra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	51	[1]
Irodahaz Tanácsado Kft., Budapest	100.0	100.0	HUF	(973,228)	(125,645)
Isar-Seine Immobilien GmbH, Munich	100.0		EUR	13,761	13,678
IVONA Beteiligungsverwaltung GmbH, Vienna	100.0	100.0	EUR	771	412
Karneol s.r.o., Prague	100.0	100.0			
Keller Crossing L.P., Atlanta	100.0	100.0	USD	3,553	199
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, Munich	100.0	100.0	EUR	(9,654)	(2,400)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße II KG, Munich	100.0	100.0	EUR	(7,290)	(41)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße III KG, Munich	100.0	100.0	EUR	(5,710)	(49)
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße KG, Munich	100.0	100.0	EUR	(16,558)	(62)
KHR Projektentwicklungsgesellschaft mbH, Munich	100.0	100.0			
KLEA ZS-Immobilienvermietung G.m.b.H., Vienna	100.0	100.0	EUR	2,683	109
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Vienna	100.0	100.0	EUR	2,573	77
Korona Faktor Penzügyi Szolgaltato Rt., Budapest	100.0	100.0			
KSG Karten-Verrechnungs- und Servicegesellschaft m.b.H., Vienna	100.0	100.0	EUR	3,098	63
Kunstforum Handelsgesellschaft m.b.H., Vienna	100.0	100.0			
Ladon Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Landos Immobilien- u. Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, Munich	100.0	100.0	EUR	(12,100)	(216)
Landos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
LB Fonds Beratungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	91,512	4,308
LB Holding Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	51,493	2,382
lemongrass Agentur für Direktmarketing & Werbung Ges.m.b.H., Vienna	100.0	100.0			
Leng Loi Limited, Hong Kong	100.0		USD	205	204

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
LFL Luftfahrzeug Leasing GmbH, Hamburg	100.0	100.0	EUR	344	(694)
Life GmbH & Co. Zweite KG, Munich	100.0	100.0			
Life Management Erste GmbH, Munich	100.0	100.0	EUR	24	1
Life Management Zweite GmbH, Munich	100.0	100.0	EUR	0	1
Life Verwaltungs Erste GmbH, Munich	100.0	100.0			
Life Verwaltungs Zweite GmbH, Munich	100.0	100.0			
Long Grove N.V. i. L., Willemstadt	100.0	100.0			
LWB Objekt GmbH & Co Zweite KG, Leipzig	100.0	100.0			
M.A.I.L. Alpha Properties v.o.s., Prague	100.0	100.0	CZK	100	4,916
M.A.I.L. Alpha Real Estate Management s.r.o., Prague	100.0	100.0			
M.A.I.L. Beta Real Estate Management s.r.o., Prague	100.0	100.0	CZK	722	490
M.A.I.L. Beteiligungsmanagement Gesellschaft m.b.H. & Co. MCL Theta KEG, Vienna	100.0	100.0			
M.A.I.L. Beteiligungsmanagement GmbH, Vienna	100.0	100.0	EUR	97	1,090
M.A.I.L. CEE Property Invest GmbH, Vienna	100.0	100.0	EUR	1,515	0
M.A.I.L. Delta Real Estate Management s.r.o., Prague	100.0	100.0			
M.A.I.L. Epsilon Real Estate Management s.r.o., Prague	100.0	100.0			
M.A.I.L. Finanzberatung GmbH, Vienna	100.0	100.0	EUR	4,712	952
M.A.I.L. Gamma Real Estate Management s.r.o., Prague	100.0	100.0			
M.A.I.L. Immobilien Invest Prag Alpha Verwaltungs GmbH & Co. KEG, Vienna	100.0	100.0			
M.A.I.L. Immobilien Invest Prag Beta Verwaltungs GmbH & Co. KEG, Vienna	100.0	100.0			
M.A.I.L. Immobilien Invest Prag Beta Verwaltungs-GmbH, Vienna	100.0	100.0			
M.A.I.L. Immobilien Invest Prag I Verwaltungs GmbH, Vienna	100.0	100.0			
M.A.I.L. Porperty Invest GmbH & Co. Delta KEG, Vienna	100.0	100.0			
M.A.I.L. Private Equity GmbH & Co. Primera KEG, Vienna	100.0	100.0			
M.A.I.L. Private Equity GmbH & Co. Sekunda KEG, Vienna	100.0	100.0			
M.A.I.L. Private Equity GmbH, Vienna	100.0	100.0			
M.A.I.L. Property Invest GmbH & Co. Gamma KEG, Vienna	100.0	100.0			
M.A.I.L. Stratos Real Sp.z.o.o., Warsaw	100.0	100.0			
M.A.I.L. Warschau Property Invest Alpha GmbH, Vienna	100.0	100.0			
M.A.I.L. Zeta Real Estate Management s.r.o., Prague	100.0	100.0			
M.W. Hotelbesitz GmbH, Vienna	100.0	100.0			
Manfred Handbüchler GmbH, Vienna	100.0	100.0			
Marienplatz Großgarage GmbH, Munich	66.7	66.7	EUR	557	210
Maritime Sicherheiten GmbH, Hamburg	100.0				
Marivaturist d.d. i. L., Makarska	81.8	81.8	HRK	9,225	(422)
Maschinen + Anlagen Investitions-Leasing GmbH, Vienna	100.0	100.0			
Mather MA Leasing GmbH & Co OHG, Vienna	100.0	100.0			
MC events & musicpromotions GmbH, Vienna	51.0	51.0	EUR	(267)	(302)
MC Marketing GmbH, Vienna	51.0	51.0			
MC Retail GmbH, Vienna	100.0	100.0	EUR	1,327	(994)
Media Magnus Sp.z.o.o., Warsaw	100.0	100.0			
Megacult Marketing for the Masses GmbH, Cologne	51.0	51.0			
MERCATOR Industrie- und Büro-Center GmbH & Co. Verwaltungs KG, Munich	100.0	100.0			
Mercator Industrie- und Büro-Center GmbH, Munich	100.0	100.0			
MERIAN Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0	EUR	25	1

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg	100.0	100.0	EUR	12,587	580
MILLETERRA Gesellschaft für Immobilienverwaltung mbH, Munich (share of voting rights: 0%)	100.0	100.0	EUR	25	[1]
Mindelo Holdings B.V., Amsterdam	100.0	100.0			
MLI Münchener Leasing & Investition Dreizehnte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Elfte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Fünfzehnte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Siebte GmbH, Munich	100.0	100.0			
MLI Münchener Leasing & Investition Vierzehnte GmbH, Munich	100.0	100.0			
Mobility Concept GmbH, Munich	60.0	60.0	EUR	3,382	1,424
Motion Picture Markets GmbH & Co KG, Munich	50.0	50.0			
Motion Picture Production GmbH, Munich	51.2	51.2			
Motor-Finanz GmbH, Bremen	100.0	100.0	EUR	79	[1]
Movie Market Beteiligungs GmbH, Munich	100.0	100.0			
Movie Market Dritte Produktions GmbH, Munich	100.0	100.0			
Movie Market Erste Produktions GmbH, Grünwald	100.0	100.0			
Movie Market Zweite Produktions GmbH, Grünwald	100.0	100.0			
Murau GmbH, Hamburg	100.0	100.0			
Mutnegra Beteiligungs- und Verwaltungs-GmbH, Hamburg	100.0	100.0			
MY Drei Handels GmbH, Vienna	100.0	100.0			
MY Eins Handels GmbH, Vienna	100.0	100.0			
MY Fünf Handels GmbH, Vienna	100.0	100.0			
MY Sechs Handels GmbH, Vienna	100.0	100.0			
MY Vier Handels GmbH, Vienna	100.0	100.0			
MY Zwei Handels GmbH, Vienna	100.0	100.0			
Nadinion Objekt Huestraße GmbH & Co. KG, Munich	100.0	100.0	EUR	23,078	1,733
Nadinion Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
NIB Norddeutsche Innovations- und Beteiligungsgesellschaft mbH, Hamburg	100.0	100.0	EUR	16,020	474
NRS Grundstücksverwaltungsgesellschaft mbH i.L., Munich	100.0	100.0			
Objekt Prima v.o.s., Prague	100.0	100.0			
Objekt Tertia v.o.s., Prague	100.0	100.0			
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, Munich	100.0	100.0	EUR	(2,090)	(23)
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, Munich	100.0	100.0			
Olos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Omnia Grundstücks-GmbH & Co. Betriebs KG, Munich	100.0	94.0	EUR	0	176
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, Munich	100.0	94.0			
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, Munich	100.0	94.0	EUR	26	[1]
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, Munich	100.0	100.0			
Omnia Grundstücks-GmbH, Munich	100.0	100.0			
OOO CA IB Corporate Finance Limited Liability Company, Moscow	100.0	100.0			
Orestos Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	10,149	[1]

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Othmarschen Park Hamburg GmbH & Co. Centerpark KG, Munich	100.0	100.0			
Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG, Munich	100.0	100.0			
Othmarschen Park Hamburg Wohn- und Gewerbepark GmbH, Munich	51.0	51.0			
Palais Rothschild Vermietung GmbH, Vienna	100.0	100.0			
Palais Rothschild Vermietungs GmbH & Co OEG, Vienna	100.0	100.0			
Parkhotel Radebeul Betriebsgesellschaft mbH, Radebeul	100.0	100.0			
PARUS Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	94.0			
PATIO Beteiligungsverwaltung AG i.L., Vienna	66.5	66.5			
Paytria Unternehmensbeteiligungen Gesellschaft m.b.H., Vienna	100.0	100.0			
PBK Inwestycje Spólka Akcyjna, Warsaw	100.0	100.0	PLN	(53,331)	(68,784)
PBK Leasing Spólka Akcyjna, Warsaw	100.0	100.0	PLN	27,300	4,174
PBK Property Sp.z.o.o., Warsaw	100.0	100.0	PLN	24,339	1,482
P-Büroorganisations GmbH, Vienna	100.0	100.0			
Pegasus Bauträger GmbH, Munich	100.0	93.9	EUR	26	1
Pegasus Project Stadthaus Halle GmbH, Munich	100.0	93.9	EUR	26	1
Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, Munich	100.0		EUR	(4,405)	(1,712)
Perterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	1
Petrion Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Phantus Hotel Betriebsgesellschaft mbH i.L., Munich	100.0	100.0			
PKBL Spólka Akcyjna, Warschau (share of voting rights: 84.8 %)	84.5	84.5	PLN	(29,086)	(27,673)
Plan Trade Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	1
PlanetHome AG, Munich (share of voting rights: 99.9 %	90.8		EUR	24,482	3
Plottos Verwaltungsgesellschaft mbH, Munich	100.0	100.0			
Portia Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, Munich	100.0	100.0			
Primeo Fund Limited, George Town	100.0	100.0	USD	0	37.389
ProEkoPlast Spólka Akcyjna, Lask	99.5	99.5	PLN	(1,811)	(4,343)
Prunus Immobilien- und Vermietungs GmbH, Munich	100.0	100.0	EUR	(7,363)	56
Quadraterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	1
Quinterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	1
RAILTERRA Immobilienverwaltungs GmbH, Munich	100.0	100.0			
Randus Beteiligungs GmbH, Munich	100.0	100.0	EUR	26	1
Real Invest Immobilien GmbH, Vienna	100.0	100.0			
Real Invest Property GmbH & Co Zeta KEG, Vienna	100.0	100.0			
Real Invest Property GmbH & Co. Eta KEG, Vienna	100.0	100.0			
Real Invest Property GmbH, Vienna	100.0	100.0	EUR	18	838
Real Invest Property Invest GmbH & Co. Epsilon KEG, Vienna	100.0	100.0			
Real Invest Vermögensberatung GmbH, Vienna	100.0	100.0	EUR	130	1
Rechenzentrum Vostrovsky GmbH, Vienna	100.0	100.0			
REMU Grundstücksverwaltungsgesellschaft mbH, Munich	100.0	100.0	EUR	281	1
RE-St.Marx Holding GmbH, Vienna	100.0	100.0			
Rest-Investment Sp.z.o.o., Warsaw	100.0	100.0			
RHOTERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	1
Richland Hills Center L.P., Dallas	100.0	100.0	USD	5,822	387

Name and registered office	Percentage interest		Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
	total Sect. 16 (4), Stock Corporation Act	of which: held indirectly			
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, Munich	100.0	100.0	EUR	3,625	(112)
Roncasa Immobilien-Verwaltungs GmbH, Munich	90.0	90.0	EUR	(15,492)	(905)
Rosedale Beherr B.V., Amsterdam	100.0	100.0			
Rosenthal Beteiligungs GmbH, Munich	100.0	100.0	EUR	(1,590)	(259)
Rotus Immobilien-Verwaltungs GmbH & Co. Objekt Eggenfeldener Straße KG i.L., Munich	97.0	97.0			
Rotus Immobilien-Verwaltungs GmbH, Munich	100.0	100.0	EUR	26	[1]
Rubin Real v.o.s., Prague	100.0	100.0	CZK	1,000	10,489
Rudolf Piber 2001 GmbH, Vienna	100.0	100.0			
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, Munich	100.0	100.0	EUR	1,534	[1]
Salvatorplatz-Grundstücksgesellschaft mbH, Munich	100.0	100.0			
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, Munich	100.0	100.0			
Saphira Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
Sas-Real Kft., Budapest	100.0	100.0			
SB Nekretnine d.o.o., Split	100.0	100.0	HRK	531	(14)
SCB Industriebeteiligungen 1989 Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	(10,576)	3
Schäfflerhof Objektgesellschaft Beteiligungs-GmbH, Munich	100.0	100.0			
Schäfflerhof Objekt-GmbH & Co. KG, Munich	100.0	100.0	EUR	3,612	[1]
Schloßberg-Projektentwicklungs-GmbH und Co 683 KG, Munich	100.0	100.0			
Schoeller Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Vienna	100.0	100.0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. »Neues Wohnen« KG, Munich	100.0	100.0	EUR	(4,451)	(1,229)
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, Munich	90.0	90.0			
Schönefeld Wohn- und Gewerbebau GmbH, Munich	100.0	100.0			
Selfoss Beteiligungsgesellschaft mbH, Munich	100.0	100.0			
SFB Stockerauer Finanzierungsberatungs- und Beteiligungsgesellschaft m.b.H., Stockerau	99.8	99.8	EUR	(149)	173
SFS Financial Services GmbH, Vienna	100.0	100.0			
SIA VereinsLeasing Riga, Riga	100.0	100.0			
Sigma Holding Ingatlanszolgaltato Kft., Budapest	95.0	95.0	HUF	1,552	(404)
Simon Verwaltungs-Aktiengesellschaft, Düsseldorf	<100.0		EUR	2,917	(106)
Sirius Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0	EUR	(143,835)	[1]
sm-end-2-end.de AG, Munich	100.0		EUR	1,997	102
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, Munich	100.0	100.0	EUR	(28,311)	(8)
Solos Immobilien- und Projektentwicklungs GmbH, Munich	100.0	100.0			
SR Immobilien Verwaltungs GmbH, Munich	100.0		EUR	2,793	53
STARS Geschäftsführungs- und Verwaltungs-GmbH, Munich	100.0				
STARS GmbH & Co. KGaA, Munich	100.0				
Status Vermögensverwaltung GmbH, Hamburg	100.0	100.0	EUR	1,500	(201)
Stratos Real Sp.z.o.o, Warsaw	100.0	100.0	PLN	51,636	(9,885)
Structured Lease GmbH, Camin	100.0	100.0	EUR	2,750	[1]
Synterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	[1]
T & P Frankfurt Development B.V., Amsterdam	87.5	87.5	EUR	(7,001)	143
T & P Vastgoed Stuttgart B.V., Amsterdam	87.5	87.5	EUR	(16,288)	(37)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Tai Tam Limited, London	100.0		GBP	137	137
TC – QUINTA Projektverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
TC Projektverwaltungsges.m.b.H., Vienna	100.0	100.0	EUR	(1,222)	102)
TC Quarta Projektverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0			
TC TERTIA Projektverwaltungsgesellschaft mbH, Vienna	100.0	100.0			
TCHA Immobilien Verwaltungs GmbH Berlin, Berlin	100.0	100.0			
TC – PRIMA Projektverwaltungs Gesellschaft m.b.H., Vienna	100.0	100.0	EUR	(959)	486
TC – QUINTA Immobilienbeteiligungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	(1,160)	(244)
TC – SECUNDA Projektverwaltungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	(4,017)	(709)
Teledata Consulting und Systemmanagement Gesellschaft m.b.H., Vienna	100.0	100.0			
Teleticket Eventpromotion Ges.m.b.H., Vienna	100.0	100.0			
TERRA MAGNA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	1
TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG, Munich	75.0	75.0	EUR	(228,517)	356
TERRENO Grundstücksverwaltung GmbH & Co. Objektgesellschaft Grillparzerstraße KG, Munich	75.0		EUR	(12,805)	24
TERRENO Grundstücksverwaltung GmbH, Munich	75.0	75.0			
Terronda Development B.V., Amsterdam	100.0	100.0			
The Harmony Limited Partnership, George Town	56.4	56.4	USD	42,779	2,840
The Rhapsody Limited Partnership, George Town	56.4	56.4	USD	43,022	2,689
Theta Fünf HandelsgmbH, Vienna	100.0	100.0			
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
TL Dritte Tank Leasing Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
TL Zweite Tank Leasing Verwaltungsgesellschaft mbH, Camin	100.0	100.0			
Transterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	93.9	EUR	26	1
Treuconsult Beteiligungsgesellschaft m.b.H. & Co Bürogebäude Obere Donaustraße 17–19 Revitalisierungs KG, Vienna	100.0	100.0	EUR	(11,910)	195
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Arbeiterheim Favoriten Revitalisierungs KG, Vienna	99.4	99.4	EUR	(14,173)	(457)
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Wohnpark Paltaufgasse Vermietungs KG, Vienna	74.5	74.5	EUR	(11,627)	(649)
Treuconsult Beteiligungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	108,138	4,518
Treuconsult BeteiligungsgesmbH u. Co. Palais Leitenberger Revitalisierungs KG, Vienna	83.9	83.9	EUR	(31,313)	1,501)
Trinitrade Vermögensverwaltungs-Gesellschaft mit beschränkter Haftung, Munich	100.0				
Triple A Rating Advisors Beratung GmbH, Vienna	100.0	100.0			
TRITERRA Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	1
Triton Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	25	1
Ubiterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	(2,078)	(262)
Union Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung, Hamburg	100.0	100.0	EUR	376	(236)
Universale International Realitäten GmbH, Vienna	100.0	100.0	EUR	177,778	12,890
group with subsidiaries:					
Dritte Unipro Immobilien-Projektierungs GmbH & Co. Judith-Auer-Straße KG, Berlin	100.0	100.0			
Dritte UNIPRO Immobilien-Projektierungsgesellschaft m.b.H, Berlin	100.0	100.0			

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Erste UNIPRO Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100.0	100.0			
GRUWA Grundbau und Wasserbau GmbH, Berlin	100.0	100.0			
ISB Universale Bau GmbH, Brandenburg	100.0	100.0			
PMG Bauprojektmanagement Gesellschaft m.b.H. & Co. Finanzierungs OEG, Vienna	100.0	100.0			
Rana-Liegenschaftsverwertung GmbH, Vienna	99.9	99.9			
UIB Universale Bau Holding Gesellschaft m.b.H., Berlin	100.0	100.0			
Universale International Gesellschaft m.b.H., Vienna	100.0	100.0			
Universale International Poland Sp.z.o.o., Warsaw	100.0	100.0			
Universale International Projektmanagement GmbH, Berlin	100.0	100.0			
Universale International Projektszervezesi Kft., Budapest	100.0	100.0			
Universale International Sp.s.r.o., Prague	100.0	100.0			
Zapadni Trgovacki Centar d.o.o., Rijeka	100.0	100.0			
Zweite Unipro Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100.0	100.0			
US Office VII L.P., Dallas	100.0	100.0			
US Property Investments Inc., Dallas	100.0		USD	2,294	3,318
V.M.G. Vermietungsgesellschaft mbH, Munich	100.0	100.0			
VBII Industrie und Immobilien GmbH, Hamburg	100.0	100.0	EUR	6,038	99
VCI Volta Center Immobilienverwaltungs GmbH, Munich	100.0	100.0	EUR	(23,786)	0
Verba Verwaltungsgesellschaft mbH, Munich	100.0		EUR	2,396	934
Vereinsbank Leasing International GmbH & Co KG, Hamburg	100.0	10.0	EUR	405	(1,072)
Vereinsbank Leasing International Verwaltungsgesellschaft mbH, Hamburg	100.0	100.0			
VereinWest Overseas Finance (Jersey) Limited, St. Helier	100.0				
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	100.0		EUR	708	3.6
Vintners London Investments (Nile) Limited, George Town, (share of voting rights: 51.0 %)	82.6	82.6	EUR	348,716	42
Vivaterra Gesellschaft für Immobilienverwaltung mbH, Munich	100.0	100.0	EUR	26	1
VOTIV Versicherungsvermittlungs-GesmbH, Vienna	100.0	100.0			
VUWB Investments Inc., New York	100.0	100.0			
VVB Gesellschaft zur Vermittlung von Finanzdienstleistungen mbH, Munich	100.0	80.0			
VWP Facility Management Gesellschaft m.b.H., Götzis	100.0	100.0			
WAVE Solutions Hungary Bank es penzügytechnikai Tanacsada Kft., Budapest	100.0	100.0	HUF	35,860	2,698
WBT West Bouw Toelevering B.V., JV Zwolle	100.0	100.0	EUR	12,801	1,351
WBT Wohnpark Markhofgasse Vermietungs-GmbH, Vienna	100.0	100.0	EUR	(2,643)	(446)
WEAG Leasing Gesellschaft m.b.H., Vienna	100.0	100.0			
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Vienna	100.0	100.0	EUR	3,029	625
Westfalen Corporate Finance GmbH, Bochum	100.0	100.0			
Westfalen Credit Services GmbH, Bochum	100.0	100.0			
Westfalen Kapitalverwaltungsgesellschaft mbH, Bochum	100.0	100.0	EUR	511	1
Wiesen Festival and Concerts Veranstaltungs GmbH, Wiesen am Roslienengebirge	51.0	51.0	EUR	(422)	(309)
Wirtschaftsverein der MitarbeiterInnen der Bank Austria Creditanstalt, reg.Gen.m.b.H., Vienna	54.7	54.7	EUR	262	1

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Wochenkurier Verlagsgesellschaft mbH, Hagen	75.0	75.0	EUR	435	378
Workforce Informationstechnik Gesellschaft m.b.H., Vienna	100.0	100.0			
ZETA Acht Handels GmbH, Vienna	100.0	100.0			
ZETA Fünf Handels GmbH, Vienna	100.0	100.0			
ZETA Neun Handels GmbH, Vienna	100.0	100.0			
2 Joint ventures[5]					
2.1 Minor joint ventures					
2.1.1 Banks and financial institutions					
FSB FondsServiceBank GmbH, Unterhaching	50.0	50.0	EUR	12,786	[1]
2.1.2 Other companies					
CGE Power Limited, London	33.3	33.3			
Global Life Science Limited Partnership, St. Peter Port	25.0		EUR	16,144	(7,966)
Heizkraftwerk Cottbus Verwaltungs GmbH, Munich	33.3		EUR	108	462
Heizkraftwerke-Pool-Verwaltungs-GmbH, Munich	33.3		EUR	149	573
Interfinanziaria S. A., Lugano	33.3	33.3	CHF	2,365	(1)
memIQ i.L., Haar	46.7				
N665UA Offshore GP, LLC, Wilmington	33.3	33.3			
N665UA Offshore OP, L.P., Wilmington	33.2	33.2			
New Elaine UK Ltd., London	31.8	31.8	EUR	13,189	(1,504)
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50.0	50.0			
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50.0	50.0	EUR	30,183	(181)
UBF Mittelstandsfinanzierungs AG, Vienna	24.1	24.1	EUR	14,365	(927)
Udeko Handelsgesellschaft mbH, Luxembourg	25.0	25.0			
3 Associated companies[5]					
3.1 Associated companies valued at equity					
3.1.1 Banks and financial institutions					
Adria Bank Aktiengesellschaft, Vienna	25.5	25.5	EUR	30,028	(263)
Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt (share of voting rights: 37.3 %)	36.0	36.0	EUR	230,873	14,836
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck (share of voting rights: 46.6 %)	47.4	47.4	EUR	318,728	30,975
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	24.1	24.1	EUR	263,209	16,008
International Moscow Bank, Moskau	46.0		USD	276,751	89,406
Investkredit Bank AG, Vienna	28.1	28.1	EUR	409,601	90,792
Oberbank AG, Linz (share of voting rights: 34.6 %)	33.6	33.6	EUR	502,552	38,389
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.2	49.2	EUR	227,269	19,053

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
3.1.2 Other companies					
Included in the subgroup totals for Bank Austria Creditanstalt Leasing GmbH, Vienna (see "Subsidiaries/Consolidated subsidiaries"):					
Bank Austria Creditanstalt Fuhrparkmanagement GmbH, Vienna	50.0	50.0			
Bank Austria Leasing IMMORENT Immobilienleasing GmbH, Vienna	50.0	50.0			
Die Erste-Immorent-Z-Einrichtungshausverwertungsgesellschaft m.b.H., Vienna	33.2	33.2			
Eurolease Immorent Grundverwertungsgesellschaft m.b.H., Vienna	50.0	50.0			
HYPO-BA Leasing Süd GmbH, Klagenfurt	50.0	50.0			
Immorent-Theta Grundverwertungsgesellschaft m.b.H., Vienna	50.0	50.0			
INPROX Osijek d.o.o., Zagreb	50.0	50.0			
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H., Gerasdorf	40.0	40.0			
LBL drei Grundstückverwaltung Gesellschaft m.b.H., Vienna	33.4	33.4			
Liba Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	50.0	50.0			
Neubau Augasse 9 Errichtungs- und Vermietungsgesellschaft m.b.H., Vienna	50.0	50.0			
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H., Vienna	50.0	50.0			
Palatin Grundstückverwaltungs Gesellschaft m.b.H., Stockerau	50.0	50.0			
Purge Grundstücksverwaltungs-Gesellschaft m.b.H., Vienna	50.0	50.0			
Rembra Leasing Gesellschaft m.b.H., Wien	50.0	50.0			
RENAULT LEASING CZ, s.r.o., Prag	50.0	50.0			
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H., Vienna	50.0	50.0			
Schul- und Amtsgebäude Grundstücksverwaltungsgesellschaft m.b.H., Graz	33.3	33.3			
Schulerrichtungsgesellschaft m.b.H., Vienna	50.0	50.0			
Steyba Grundstücksverwaltungsgesellschaft m.b.H., Vienna	50.0	50.0			
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H., Vienna	50.0	50.0			
3.2 Minor associated companies					
3.2.1 Banks and financial institutions					
»AirPlus« Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.3	33.3	EUR	8,427	767
Banco Interfinanzas S. A., Buenos Aires	50.0	50.0	EUR	15,603	(14,510)
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	23.9	23.9	EUR	33,388	8,154
Kapital-Beteiligungs Aktiengesellschaft, Vienna	20.0	20.0	EUR	8,694	182
Notartreuhandbank AG, Vienna	25.0	25.0	EUR	12,275	2,874
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	50.0	50.0	EUR	27,205	1,507
Schwäbische Bank AG, Stuttgart	25.1		EUR	20,546	2,632
Wiener Kreditbürgschaftsgesellschaft m.b.H., Vienna	24.5	24.5	EUR	5,055	4

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
3.2.2 Other companies					
»Gesfö« Gemeinützige Bau- und Siedlungsgesellschaft m.b.H., Vienna	25.1	25.1	EUR	4,776	361
»Uni« Gebäudemanagement GmbH, Linz	50.0	50.0			
Allgemeine Baugesellschaft-A.Porr AG & Universale-Bau AG, OHG zur Errichtung von Eigentumswohnungen, Vienna	50.0	50.0	EUR	122	260
BA-CA-Gebäudevermietungsgesellschaft m.b.H., Vienna	50.0	50.0	EUR	501	428
CALG 435 Grundstückverwaltung GmbH, Vienna	50.0	50.0			
Center Heinrich-Collin-Straße 1 Vermietungs GmbH, Vienna	49.0	49.,0			
CMP Fonds I GmbH, Berlin (share of voting rights: < 25.0 %)	32.7		EUR	32,423	(2,690)
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co. Grundstücks-KG, Deggendorf	50.0	50.0			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf	50.0	50.0			
Dospa Immobilien Leasing Gesellschaft m.b.H., Vienna	25.0	25.0			
EBPP Electronic Bill Presentment and Payment GmbH, Vienna	31.0	31.0	EUR	2,882	(2,506)
Euro Synergies Management S. A., Paris	20.0				
Europacenter Kft., Budapest	50.0	50.0	HUF	446,681	55,173
Hofgarten Grundbesitz Verwaltung GmbH, Berlin	49.6	49.6			
Hofgarten Real Estate B.V., Amsterdam	47.2	47.2	EUR	(48,771)	(313)
Infrastruktur Planungs- und Entwicklungs GmbH, Vienna	45.0	45.0			
itp Finanzservice Verwaltungsgesellschaft mbH, Salzkotten	30.0				
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	45.6	45.6	EUR	5,473	2,098
Leasing 439 GmbH, Vienna	50.0	50.0			
Lorit Immobilien Leasing Gesellschaft m.b.H., Vienna	25.0	25.0			
Miedzybankowe Centrum Gotowki Sp.z.o.o., Cracow	25.0	25.0	PLN	8,378	679
Mizuho Corporate Bank – BA Investment – Consulting GmbH, Vienna	50.0	50.0			
MOC Verwaltungs GmbH & Co. Immobilien KG, Munich	23.0	23.0			
MOC Verwaltungs GmbH, Munich	23.0	23.0			
MUC-Gewerbepark Hallbergmoos GmbH & Co. Grundstückserschließungs-KG i.L., Munich	40.0	40.0	EUR	215	9,643
Oberbank KB-Leasing Gesellschaft m.b.H., Linz	24.0	24.0			
Österreichische Wertpapierdaten Service GmbH, Vienna	29.5	29.5			
P&U Büro- und Wohnparkerrichtungsges.m.b.H., Vienna	40.0	40.0	EUR	(603)	(317)
PHG POS – Handelsgesellschaft m.b.H., Vienna	33.3	33.3			
Podlaskie Centrum Rolno-Towarowa S. A., Bialystok (share of voting rights: 21.3 %)	28.1	28.1	PLN	10,228	46
Polska Prasa Lokalna Holding, Sniadowa	33.8	33.8			
Polskie Sieci Teleinformatyczne S. A., Katowice (share of voting rights: 25.0 %)	44.1	44.1			
Secaron AG, Hallbergmoos	24.9				
S-Informatik Gesellschaft m.b.H., Vienna	40.0	40.0			
SK BV Grundstücksentwicklung GmbH & Co. KG, Cologne	25.0	25.0	EUR	(1,076)	257
SK BV Grundstücksentwicklung Verwaltung GmbH, Cologne	50.0	50.0			
Sparkassen-Haftungs Aktiengesellschaft, Vienna	28.3	28.3			
Tishman Speyer Berlin GmbH & Co. Friedrichstraße KG, Berlin (share of voting rights: 47,9 %)	49.0	6.0	EUR	(286,087)	(13,571)
Towarzystwo Ubezpieczen na Zycie Royal PBK Spólka Akcyjna, Warsaw	20.1	20.1	PLN	15,005	(30,929)

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
Unitas Wohnbau Ges.m.b.H., Vienna	49.0	49.0			
WED Holding Gesellschaft m.b.H., Vienna	48.1	48.1	EUR	11,548	0
Wika Leasing Gesellschaft m.b.H., Vienna	25.0	25.0			
4 Holdings of 20% to 50% without significant Influence[5]					
4.1 Banks and financial institutions					
Bank Medici AG, Vienna	25.0	25.0	EUR	5,748	(282)
Clearing Bank Hannover AG i.L., Hanover	20.0		EUR	3,371	(4,008)
Deutsche Schiffsbank AG, Bremen/Hamburg	20.0	20.0	EUR	423,934	49,055
Wüstenrot stambena stedionica d.d., Zagreb	25.0	25.0	HRK	11,429	(8,417)
4.2 Other companies					
Airport Munich Logistic and Services GmbH, Munich	49.0	49.0			
Allianz Immobilienfonds GmbH & Co. 2 KG, Munich	41.7	41.7			
AVW Albrecht Vermögensverwaltung Aktiengesellschaft, Buxtehude	44.6	44.6	EUR	16,472	2,441
baulog Baustellenlogistik Potsdamer Platz GmbH i.L., Berlin	24.0	24.0			
Bavaria Filmkunst GmbH, Munich	20.6		EUR	5,655	542
BayBG Bayerische Beteiligungsgesellschaft mbH, Munich	22.5		EUR	87,534	2,571
BC European Capital VII-12 L.P., St. Peter Port	36.8		EUR	50,186	(2,525)
Beteiligung MPV Projektentwicklung GmbH, Hamburg	50.0	50.0			
BioM Venture Capital GmbH & Co. Fonds KG, Planegg	23.5		EUR	8,229	(430)
Blue Capital Equity III GmbH & Co. KG, Hamburg (share of voting rights: 16.7 %)	25.0	25.0			
Budapesti Ertektözsde Rt., Budapest	25.2	25.2	HUF	4,348,552	0
C.I.M. Beteiligungen 1998 GmbH, Vienna	33.3	33.3			
C.I.M. Unternehmensbeteiligungs- und Anlagenvermietungs GmbH, Vienna	33.3	33.3			
C.I.M. Verwaltung und Beteiligungen 1999 GmbH, Vienna	33.3	33.3			
CBCB – Czech Banking Credit Bureau, a.s., Prague	20.0	20.0	CZK	1,202	3,406
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG, Frankfurt am Main (share of voting rights: 39.7 %)	39.9	4.0	EUR	(2,072)	(1,895)
Doughty Hanson & Co. Technology Limited Partnership Number 3, London (share of voting rights: 0 %)	22.3		USD	14,426	(193)
Drosbach Holding (Luxemburg) S.A., Luxembourg	25.0	25.0			
Engelbert Rütten Verwaltungsgesellschaft Kommandit-gesellschaft, Düsseldorf	30.2				
Euro Synergies Founder S.A., Luxembourg	20.0				
evosoft Holding GmbH, Nuremberg	49.0	49.0	EUR	4,361	1,149
formac Beteiligungsgesellschaft mbH, Hamburg	33.3	33.3	EUR	(4,170)	0
GermanIncubator Erste Beteiligungs GmbH, Munich (share of voting rights: 9.9 %)	39.6		EUR	(4,356)	(942)
GI Ventures Aktiengesellschaft, Munich	20.8		EUR	991	(748)
Giro Bankkártya Rt., Budapest	25.4	25.4	HUF	477,026	46,392
Golden Arrow Fund, Perth	23.7		AUD	25,673	4,323

Name and registered office	Percentage interest total Sect. 16 (4), Stock Corporation Act	of which: held indirectly	Currency	Equity capital in thousands of currency units	Net income in thousands of currency units
H.F.S. Immobilienfonds Deutschland 13 KG, Munich	38.5	38.5			
H.F.S. Zweitmarktfonds Deutschland 2 GmbH & Co. KG, Munich	50.0	50.0			
Hansa-Nord-Lux Managementgesellschaft, Luxembourg	50.0	50.0	EUR	1,731	527
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg	31.3	31.3	EUR	26,060	1,096
Hotel Rügen Betriebs- und Management GmbH, Frankfurt am Main	25.2	25.2			
HP IT-Solutions GmbH, Innsbruck	28.6	28.6			
Immobilien Vermietungs GmbH & Co Projekt Gumpendorferstraße 140 KEG, Vienna	46.3	46.3			
Interbrau GmbH, Hamburg	36.5	36.5	EUR	705	(574)
INVESCO Real Estate Germany L.L.C., Wilmington	24.9				
INVESCO Real Estate Germany L.P., Wilmington	24.7				
INVESCO Real Estate GmbH, Munich	24.9				
Kappa IT Ventures Beteiligungs GmbH, Bonn (share of voting rights: 13.4%)	48.6		EUR	(4,729)	(732)
KAPPA IT VENTURES Zweite Beteiligungs GmbH, Bonn	38.6		EUR	(9,550)	(1,086)
Köhler & Krenzer Fashion AG, Ehrenberg	<50.0		EUR	29,780	3,496
M.A.I.L. Immobilien Gesellschaft m.b.H. & Co. KG, Vienna	50.0	50.0			
mm LiegenschaftsbesitzgmbH, Vienna	26.7	26.7	EUR	27,121	(4,313)
Motion Picture Markets Holding GmbH, Grünwald	33.3	33.3			
Mozfund (Proprietary) Limited, Sandton (share of voting rights: 12.5%)	40.0				
MPV Projektentwicklung GmbH & Co. Objekt Schwerin-Krebsförden KG, Hamburg	50.0	50.0			
Mühoga Münchner Hochgaragen Gesellschaft mit beschränkter Haftung, Munich	25.0	25.0	EUR	2,399	1,546
OTEGAU Ostthüringer Entwicklungsgesellschaft mbH Arbeit und Umwelt, Gera	23.4				
PTP Liegenschaftsentwicklung AG, Vienna	25.0	25.0	EUR	2,047	(242)
Ramius Capital Group, L.L.C., New York	24.9	24.9	EUR	128,747	14,789
Ramius HVB Partners LLC, Wilmington	24.9	24.9	USD	80,000	13,997
Realitäten-Development GmbH, Vienna	26.7	26.7			
Saubermacher Dienstleistungs AG, Graz	50.0	50.0	EUR	13,692	1,082
Sentient Global Resources Fund I, L.P., George Town (share of voting rights: 0%)	24.4		USD	67,275	1,461
Sitlog GmbH, Schwandorf	26.0	26.0	EUR	41	4,950
Spree Galerie Hotelbetriebsgesellschaft mbH, Munich	50.0	50.0	EUR	255	(1,022)
Städtebauliche Entwicklungsgesellschaft Kelkheim/Ts mit beschränkter Haftung, Kelkheim/Taunus	40.0				
Technologie- und Gründerzentrum Gera GmbH, Gera	23.8				
The Global Life Science Ventures Fonds II GmbH & Co. KG, Munich (share of voting rights: 0%)	27.4		EUR	9,492	(3,734)
The St. Margarets Limited Partnership, George Town	20.9	20.9	USD	107,720	2,033
The Williams Group, L.P., New York (share of voting rights: 0%)	22.0	22.0			
VB Private Equity Fund I GbR, Hamburg	25.0	25.0	EUR	13,017	6,892
Wolny Obszar Gospodarczy Spólka Akcyjna, Gdynia	33.6	33.6	PLN	17,920	1,268

Name and registered office	Percentage share of voting rights total	held indirectly as per Sect. 16 (4), Stock Corporation Act
5 Holdings in large corporations not already shown, with more than 5% of the voting rights		
Advanced Photonics Technologies AG, Bruckmühl	13.5	13.5
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt am Main	15.4	2.5
Austrian Payment Systems Services (APSS) GmbH, Vienna	11.8	11.8
Babcock & Brown Limited, Sydney	8.4	
Banca di Trento e Bolzano S.p.A., Trient[7]	11.7	
Bank Austria Creditanstalt Versicherung AG, Vienna	10.0	10.0
Commercial Union Powszechne Towarystwo Emerytalne BPH CU WBK S.A, Warsaw	10.0	10.0
ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt am Main	6.0	
debis AirFinance B.V., Amsterdam	15.0	
EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt am Main	6.0	
GZS Gesellschaft für Zahlungssysteme mit beschränkter Haftung, Frankfurt am Main	6.2	
Herlitz AG, Berlin	13.1	
Krajowa Izba Rozliczeniowa S.A., Warsaw	11.5	11.5
Münchener Rückversicherungs-Gesellschaft AG, Munich	<10.0	
NCD Niederlandse Cement Deelnemingsmaatschappij B.V., Nieuwegein	17.6	17.6
ProAreal GmbH, Wiesbaden	10.0	
Rhön-Klinikum AG, Bad Neustadt (percentage interest: 18,5 %)	27.7	
Société Générale de Banques au Sénégal S.A., Dakar	5.6	
Société Générale de Banques en Côte d'Ivoire S.A., Abidjan	5.1	
Union Versicherungs-Aktiengesellschaft, Vienna	10.0	10.0
Unternehmens Invest AG, Vienna	13.0	13.0
VBW Bauen und Wohnen GmbH, Bochum	10.1	10.1
Wschodni Bank Cukrownictwa SA, Lublin	10.9	10.9
Wüstenrot & Württembergische AG, Stuttgart	7.5	

Name and registered office	Percentage interest held by Bayerische Hypo- und Vereinsbank AG	Subscribed capital, € millions
6 Other selected holdings of under 20%		
6.1 Banks and financial institutions		
Bayerische Garantiegesellschaft mbH für mittelständische Beteiligungen, Munich	10.5	0.4
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	4.3	3.2
Bürgschaftsbank Brandenburg GmbH, Potsdam	7.8	7.4
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	9.1	8.1
Bürgschaftsbank Sachsen GmbH, Dresden	4.8	13.1
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	8.9	8.4
Bürgschaftsbank Schleswig-Holstein GmbH, Kiel	6.0	3.6
Bürgschaftsbank Thüringen GmbH, Erfurt	8.7	12.9
Bürgschaftsgemeinschaft Hamburg GmbH, Hamburg	10.5	10.9
Liquiditäts-Konsortialbank GmbH, Frankfurt am Main	5.2	200.0
6.2 Other companies		
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	9.1	2.8
Börse Düsseldorf AG, Düsseldorf	3.0	5.0
ERGO Versicherungsgruppe Aktiengesellschaft, Düsseldorf	< 5.0	196.3
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8.7	2.9
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11.6	5.7
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern, Schwerin	15.4	5.1
Mittelständische Beteiligungsgesellschaft Niedersachsen (MBG) mbH, Hanover	8.2	0.9
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11.8	10.4
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	12.7	6.5
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13.4	9.9
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8.7	0.8

Exchange rates at December 31, 2004

Australia	1 euro =	1.7459	AUD
Brazil	1 euro =	3.6242	BRL
Bulgaria	1 euro =	1.95583	BGN
Canada	1 euro =	1.6416	CAD
Croatia	1 euro =	7.6696	HRK
Czech Republic	1 euro =	30.464	CZK
Hungary	1 euro =	245.97	HUF
Japan	1 euro =	139.65	JPY
Latvia	1 euro =	0.6979	LVL
Poland	1 euro =	4.0845	PLN
Romania	1 euro =	39,390.00	ROL
Russian Federation	1 euro =	37.83	RUB
Singapore	1 euro =	2.2262	SGD
Slovakia	1 euro =	38.745	SKK
Slovenia	1 euro =	239.76	SIT
Switzerland	1 euro =	1.5429	CHF
UK	1 euro =	0.70505	GBP
Ukraine	1 euro =	7.24	UAH
USA	1 euro =	1.3621	USD

Notes and comments:

Percentages marked < or > are rounded up or down, to one decimal place, e.g. < 100.0% = 99.99% or > 0.0% = 0.01%

[1] Profit-and-loss transfer to shareholders and partners

[2] Bayerische Hypo- und Vereinsbank AG has concluded profit-and-loss transfer agreements with the following companies:

Company	Profit loss transferred €'000
[2.1] Financial Markets Service Bank GmbH, Munich	(1,444)
[2.2] INDEXCHANGE Investment AG, Unterföhring	9,136
[2.3] HVB Informations-Verarbeitungs-GmbH, Munich	9,375
[2.4] HVB Systems GmbH, Munich	8,636
[2.5] HVB Wealth Management GmbH, Munich	181,168
[2.6] Food & more GmbH, Munich	533
[2.7] HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, Munich	212
[2.8] HVB Immobilien AG, Munich	(209,947)
[2.9] HVB Principal Equity GmbH, Munich	(458)
[2.10] HVB Profil Gesellschaft für Personalmanagement mbH, Munich	3,688
[2.11] HVB Verwa 3 GmbH, Munich	108
[2.12] HVB Verwa 4 GmbH, Munich	20
[2.13] HVB-Offene Unternehmens-beteiligungs-Aktiengesellschaft, Munich	44,571

[3] Vereins- und Westbank AG has concluded profit-and-loss transfer agreements, which have passed to Bayerische Hypo- und Vereinsbank AG as part of the merger, with the following companies:

Company	Profit loss transferred €'000
[3.1] Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	6,331
[3.2] HVB Leasing GmbH, Hamburg	0
[3.3] Blue Capital Equity GmbH, Hamburg	9
[3.4] Blue Capital GmbH, Hamburg	347
[3.5] CoNetwork GmbH, Hamburg	1,403
[3.6] Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	290

[4] Compliant with Section 264b, German Commercial Code, the company is exempt from the obligation to prepare annual financial statements in accordance with the provisions applicable to corporations

[5] Omissions of equity capital and net income is due to the options provided under Section 286 (3) 1 No.1 (minor importance) or Section 286 (3) No.2 (major disadvantage), German Commercial Code. Otherwise, amouns for subgroups are consolidated figures

[6] Subsidiary since Bayerische Hypo- und Vereinsbank AG exercises a controlling influence through company management

[7] Sold in 2005

Published by
Bayerische Hypo- und Vereinsbank Aktiengesellschaft
Head Office
D-80311 München
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

Printed in Germany

82-3777

RECEIVED
2005 APR 21 A 8 45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GESCHÄFTSBERICHT 2004

Anteilsbesitz

Mit Europa wachsen.

HVB Group

INHALT

1 Verbundene Unternehmen
In den Konzernabschluss einbezogen
Kreditinstitute
Inländische Kreditinstitute
Ausländische Kreditinstitute
Sonstige konsolidierte Unternehmen
Nicht konsolidierte verbundene Unternehmen
Kreditinstitute
Sonstige nicht konsolidierte Unternehmen

2 Gemeinschaftsunternehmen (Joint Ventures)
Gemeinschaftsunternehmen von untergeordneter Bedeutung
Kreditinstitute
Sonstige Unternehmen

3 Assoziierte Unternehmen
At-Equity bewertete assoziierte Unternehmen
Kreditinstitute
Sonstige Unternehmen
Assoziierte Unternehmen von untergeordneter Bedeutung
Kreditinstitute
Sonstige Unternehmen

4 Beteiligungen ohne maßgeblichen Einfluss mit einer Anteilsquote von 20% bis 50%
Kreditinstitute
Sonstige Unternehmen

5 Beteiligungen an großen Kapitalgesellschaften, bei denen die Beteiligung 5% der Stimmrechte überschreitet und der Ausweis nicht bereits unter Anteilsbesitz ab 20% erfolgt ist

6 Weitere ausgewählte Beteiligungen unter 20%
Kreditinstitute
Sonstige Unternehmen

Anmerkungen und Erläuterungen

ANTEILSBESITZ

Gemäß § 313 Abs. 2 HGB zum Konzernabschluss sowie gemäß § 285 Nr. 11 und 11a HGB zum Jahresabschluss der AG

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§ 16 Abs. 4 AktG	mittelbar			
1 Verbundene Unternehmen					
1.1 In den Konzernabschluss einbezogen					
1.1.1 Kreditinstitute					
1.1.1.1 Inländische Kreditinstitute					
Activest Investmentgesellschaft mbH,					
München	100,0	100,0	EUR	19 757	1
Bankhaus Neelmeyer AG, Bremen	100,0		EUR	42 192	1 792
DAB Bank AG, München	76,4		EUR	129 062	11 948
Financial Markets Service Bank GmbH,					
München	100,0		EUR	10 226	2.1
INDEXCHANGE Investment AG, Unterföhring bei					
München	100,0	100,0	EUR	11 481	2.2
Internationales Immobilien-Institut GmbH,					
München	94,0		EUR	8 100	1 601
Nordinvest Norddeutsche Investment-Gesellschaft mbH,					
Hamburg	100,0	100,0	EUR	26 602	8 134
Vereinsbank Victoria Bauspar Aktiengesellschaft,					
München	70,0		EUR	62 418	2 084
Westfalenbank Aktiengesellschaft, Bochum	100,0		EUR	108 529	-8 339

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
1.1.1.2 Ausländische Kreditinstitute					
Activest Investmentgesellschaft Luxembourg S. A., Luxemburg	100,0	100,0	EUR	25 552	19 424
Asset Management GmbH, Wien	100,0	100,0	EUR	7 508	1
Bank Austria Cayman Islands Ltd., George Town	100,0	100,0	EUR	233 240	20 335
Teilkonzern mit Tochterunternehmen:					
BA-Alpine Holdings, Inc., Wilmington	100,0	100,0			
BA-CA Finance (Cayman) Limited, George Town	100,0	100,0			
BFZ (Overseas) Ltd. Cayman Islands, George Town	100,0	100,0			
Bank Austria Creditanstalt Aktiengesellschaft, Wien	77,5		EUR	6 053 352	265 617
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	100,0	100,0	SIT	19 476 334	2 252 625
Bank Austria Creditanstalt Real Invest GmbH, Wien	95,0	95,0	EUR	89 602	1
Bank Austria Creditanstalt Wohnbaubank AG, Wien	100,0	100,0	EUR	29 452	1
Bank BPH Spólka Akcyjna, Krakau	71,0	71,0	PLN	5 926 789	788 839
Bankprivat AG, Wien	100,0	100,0	EUR	11 766	1
BPH Bank Hipoteczny S. A., Warschau	100,0	100,0	PLN	186 109	16 384
Capital Invest die Kapitalanlagesellschaft der					
Bank Austria/Creditanstalt Gruppe GmbH, Wien	100,0	100,0	EUR	9 162	1
direktanlage.at AG, Salzburg	100,0	100,0	EUR	17 689	1 985
HVB Bank Biochim AD, Sofia	99,8	99,8	BGN	167 945	34 753
HVB Bank Czech Republic a.s., Prag	100,0	100,0	CZK	12 991 867	1 804 091
HVB Bank Hungary Rt., Budapest	100,0	100,0	HUF	96 063	17 398
HVB Bank Romania S. A., Bukarest	100,0	100,0	EUR	54 489	18 910
HVB Bank Slovakia a.s., Bratislava	100,0	100,0	SKK	7 220 190	666 706
HVB Banque Luxembourg Société Anonyme, Luxemburg	100,0		EUR	1 070 700	154 700
HVB Central Profit Banka d.d., Sarajevo	80,7	80,7	EUR	35 176	497
HVB Jelzálogbank Rt., Budapest	100,0	100,0	HUF	6 340	1 561
HVB Splitska banka d.d., Split	99,7	99,7	HRK	1 589 788	192 775
Schoellerbank Aktiengesellschaft, Wien	100,0	100,0	EUR	114 585	12 875
Visa-Service Kreditkarten Aktiengesellschaft, Wien	50,1	50,1	EUR	25 713	1
1.1.2 Sonstige konsolidierte Unternehmen					
BA-CA Administration Services GmbH, Wien	100,0	100,0	EUR	22	4
BA-CA Betriebsobjekte AG, Wien	100,0	100,0	EUR	122 890	1
BACA Export Finance Limited, London	100,0	100,0	GBP	100	207
Bank Austria Creditanstalt Corporate Finance LLC, Wilmington	100,0	100,0	USD	38 511	25 011
Bank Austria Creditanstalt Leasing GmbH, Wien	<100,0	<100,0	EUR	298 063	35 503
Teilkonzern mit Tochterunternehmen:					
»BA Creditanstalt Leasing Alpha« d.o.o., Belgrad	100,0	100,0			
»BA-Creditanstalt Leasing Angla« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Delta« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Ecos« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Polus« Sp.z.o.o., Warschau	100,0	100,0			
»BUSINESS ZENTRUM ZAR« EOOD, Sofia	100,0	100,0			
»Geiereckstraße« Grundstücksverwaltungsgesellschaft					
m.b.H., Wien	100,0	100,0			
»HVB Leasing« d.o.o. Beograd, Belgrad	100,0	100,0			
»HypoVereins Immobilien« EOOD, Sofia	100,0	100,0			
»IPO-Leasing Polska« Sp.z.o.o., Warschau	100,0	100,0			
»Mistral Real« Sp.z.o.o., Warschau	100,0	100,0			
»Passat Real« Sp.z.o.o., Warschau	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
»Real Estate Management Poland« Sp.z.o.o., Warschau	100,0	100,0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H. & Co. Geschäftshaus Wuppertal KG, Bad Homburg	99,0	99,0			
ALINT 458 Grundstücksverwaltung Gesellschaft m.b.H., Bad Homburg	100,0	100,0			
Allegro Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
ALLIB Leasing d.o.o. za leasing, Zagreb	100,0	100,0			
Allib Leasing s.r.o., Prag	100,0	100,0			
ALLIB Romania s.r.l., Bukarest	100,0	100,0			
Allrisk-CAC pojis ovaci makle ska Sp.s.r.o., Prag	51,0	51,0			
ALMS Leasing GmbH, Salzburg	95,0	95,0			
ALV Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
ANI Leasing s.r.l, Bukarest	100,0	100,0			
Antares Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Arany Pénzügyi Lizing Rt., Budapest	100,0	100,0			
Arno Grundstücksverwaltungs Gesellschaft m.b.H., Wien	100,0	100,0			
ARUNA Immobilienvermietung GmbH, Wien	99,8	99,8			
Augarten – Hotel – Errichtungsgesellschaft m.b.H., Wien	99,8	99,8			
Austria Finanza S.p.A., Bozen	100,0	100,0			
Austria Leasing GmbH, Wien	99,8	99,8			
Austrolease S.p.A., Bozen	100,0	100,0			
Autogyör Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
BA-CA Ingaltanlízing Szolgáltató Részvénytársaság (BA-CA Immobilien Leasing Dienstleistungs AG), Budapest	100,0	100,0			
BA CA Leasing (Deutschland) GmbH, Bad Homburg	94,9	94,9			
BA CA Leasing (Germany) GmbH, Bad Homburg	100,0	100,0			
BA CA SECUND Leasing GmbH, Wien	99,8	99,8			
BA Creditanstalt Bulus EOOD, Sofia	100,0	100,0			
BA Eurolease Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0			
BA/CA-Leasing Beteiligungen GmbH, Wien	100,0	100,0			
BA/CA-Leasing Finanzierung GmbH, Wien	100,0	100,0			
BA-CA Andante Leasing GmbH, Wien	100,0	100,0			
BACA Baucis Leasing GmbH, Wien	99,8	99,8			
BACA Cheops Leasing GmbH, Wien	100,0	100,0			
BA-CA Export Leasing GmbH, Wien	100,0	100,0			
BACA KommunalLeasing GmbH, Wien	100,0	100,0			
BACA Leasing Alfa s.r.o., Prag	100,0	100,0			
BACA Leasing Carmen GmbH, Wien	99,8	99,8			
BA-CA Leasing Drei Garagen GmbH, Wien	99,8	99,8			
BACA Leasing Gama s.r.o., Prag	100,0	100,0			
BA-CA Leasing MAR Immobilien Leasing GmbH, Wien	99,8	99,8			
BA-CA LEASING MODERATO d.o.o., Ljubljana	100,0	100,0			
BA-CA Leasing Polo, leasing d.o.o., Ljubljana	100,0	100,0			
BA-CA Leasing TechRent GmbH, Wien	100,0	100,0			
BA-CA Leasing Versicherungsservice GmbH & Co. KG, Wien	100,0	100,0			
BA-CA Leasing Versicherungsservice GmbH, Wien	100,0	100,0			
BA-CA Luna Leasing GmbH, Wien	99,8	99,8			
BACA Minerva Leasing GmbH, Wien	100,0	100,0			
BACA Mobilien und LKW Leasing GmbH, Wien	100,0	100,0			
BA-CA Polaris Leasing GmbH, Wien	99,8	99,8			
BA-CA Presto Leasing GmbH, Wien	99,8	99,8			
BACA Real Estate s.r.l., Bukarest	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
BACA Romus s.r.l., Bukarest	100,0	100,0			
BA-CA Zega Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
BACAL Versicherungsservice Holding GmbH, Wien	100,0	100,0			
BACA-Leasing Aquila Ingatlanhasznositó Kft., Budapest	100,0	100,0			
BACA-Leasing Gemini Ingatlanhasznositó Kft., Budapest	100,0	100,0			
BACA-Leasing Herkules Ingatlanhasznositó Korlatólt Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Lupus Ingatlanhasznositó Kft., Budapest	100,0	100,0			
BACA-Leasing Midas Ingatlanhasznositó Korlatólt Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Nero Ingatlanhasznositó Korlatólt Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Omikron Ingatlanhasznositó Kft., Budapest	100,0	100,0			
BACA-Leasing Ursus Ingatlanhasznositó Kft., Budapest	100,0	100,0			
BAL Carina Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Demeter Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Helios Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Hestia Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Horus Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Hypnos Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Leto Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Osiris Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
BAL Pan Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Sobek Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Creditanstalt KFZ Leasing GmbH, Wien	100,0	100,0			
Bank Austria Creditanstalt Leasing Bauträger GmbH, Wien	99,8	99,8			
Bank Austria Creditanstalt Leasing Immobilienanlagen GmbH, Wien	99,3	99,3			
Bank Austria Creditanstalt Leasing, leasing, d.o.o., Ljubljana	100,0	100,0			
Bank Austria Creditanstalt Mobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Hungaria Beta Leasing Kft., Budapest	100,0	100,0			
Bank Austria Leasing Argo Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Bank Austria Leasing Hera Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Bank Austria Leasing Medea Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank-Austria Creditanstalt Leasing Crolus d.o.o. za Leasing, Zagreb	100,0	100,0			
Baulandentwicklung Gdst 1682/8 GmbH & Co OEG, Wien	100,0	100,0			
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH, Wien	100,0	100,0			
Border Leasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Business City Management GmbH, Budapest	100,0	100,0			
CAC Full Service Leasing s.r.o., Bratislava	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
CAC Full Service Leasing, s.r.o., Prag	100,0	100,0			
CAC Leasing a.s., Prag	100,0	100,0			
CAC Leasing Slovakia a.s., Bratislava	100,0	100,0			
CAC poistovaci maklér, s.r.o., Bratislava	100,0	100,0			
CAC Real Estate, s.r.o., Prag	100,0	100,0			
CAIL-Ingatlan Kft., Budapest	100,0	100,0			
CA-Leasing Alpha Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Beta 2 Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Delta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Epsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Euro s.r.o., Prag	100,0	100,0			
CA-Leasing Iota Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Kappa Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Lamda Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Omega Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Ovus s.r.o., Prag	100,0	100,0			
CA-Leasing Praha s.r.o., Prag	100,0	100,0			
CA-Leasing Senioren Park GmbH, Wien	74,8	74,8			
CA-Leasing Terra poslovanje z nepremicninami d.o.o., Ljubljana	100,0	100,0			
CA-Leasing Ypsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Zeta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CALG 307 Mobilien Leasing GmbH, Wien	99,8	99,8			
CALG 434 Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG 443 Grundstückverwaltung GmbH, Wien	100,0	100,0			
CALG 451 Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Alpha Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Anlagen Leasing GmbH & Co Grundstückvermietung und -verwaltung KG, München	99,9	99,9			
CALG Anlagen Leasing GmbH & Co. OEG, Wien	100,0	100,0			
CALG Anlagen Leasing GmbH, Wien	99,8	99,8			
CALG Delta Grundstückverwaltung GmbH, Wien	100,0	100,0			
CALG Gamma Grundstückverwaltung GmbH, Wien	100,0	100,0			
CALG Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Grundstückverwaltung Gründung 1982 GmbH, Wien	99,8	99,8			
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH, Wien	100,0	100,0			
CALG Immobilien Leasing GmbH & Co. Grundstücksvermietung und -verwaltung KG, Frankfurt/ Main	100,0	100,0			
CALG Immobilien Leasing GmbH, Wien	99,8	99,8			
CALG Minal Grundstückverwaltung GmbH, Wien	99,8	99,8			
CAL-Papier Liegenschaftsnutzung Kft., Budapest	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
centra bau Verwertungsgesellschaft m.b.H. & Co. OEG, Wien	100,0	100,0			
Charade Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Chefren Leasing GmbH, Wien	100,0	100,0			
Civitas Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Communa-Leasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
Contra Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
Cristal Palace Real Estate, s.r.o., Prag	95,0	95,0			
Cukor Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
DEBO Leasing s.r.l., Bukarest	100,0	100,0			
DLB LEASING s.r.o., Prag	100,0	100,0			
DLV Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
DUODEC Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eggenberg Leasing-Gesellschaft m.b.H., Wien	100,0	100,0			
Ehrenhöfler Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Expanda Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Fides Immobilien Treuhand Gesellschaft m.b.H., Wien	100,0	100,0			
FM Grundstücksverwaltungs GmbH & Co. KG, München	94,9	94,9			
FMZ Sigma Projektentwicklungs GmbH, Wien	100,0	100,0			
Folia Leasing Gesellschaft m.b.H., Wien	75,0	75,0			
Fugato Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H., Wien	99,8	99,8			
GALA Grundstücksverwaltung Gesellschaft m.b.H., Wien	99,8	99,8			
GBS Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,0	99,0			
Gebäudeleasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H., Wien	99,8	99,8			
GRAND INVESTICIJE d.o.o. za promet nekretninama, Zagreb	100,0	100,0			
Grundstücksverwaltung Linz-Mitte GmbH, Wien	99,8	99,8			
Grundstücksverwaltungsgesellschaft m.b.H. & Co. KG, Dornbirn	100,0	100,0			
Handelszentrum Buda Kft. (Buda Kereskedelmi Központ Kft.), Budapest	100,0	100,0			
Hellas Leasing- und Beteiligungs GmbH, Bad Homburg	100,0	100,0			
Herku Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Hoka Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
Honeu Leasing Gesellschaft m.b.H., Wien	75,0	75,0			
HVB AUTO LEASING EOOD, Sofia	100,0	100,0			
HVB Leasing CPB d.o.o., Sarajevo	100,0	100,0			
HVB Leasing Croatia d.o.o. za leasing, Zagreb	100,0	100,0			
HVB Leasing Czech Republic s.r.o., Prag	100,0	100,0			
HVB Leasing Hungary Kereskedelmi Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB Leasing Hungary Pénzügyi Szolgáltató Rt., Budapest	100,0	100,0			
HVB Leasing Imobiliar s.r.l., Bukarest	100,0	100,0			
HVB Leasing Insurance Broker Bulgaria OOD, Bulgarien, Sofia	100,0	100,0			
HVB Leasing Insurance Broker s.r.l., Bukarest	99,8	99,8			
HVB Leasing Max Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB LEASING OOD, Sofia	90,0	90,0			
HVB Leasing Real Estate Bratislava s.r.o., Bratislava	100,0	100,0			
HVB Leasing Slovakia s.r.o., Bratislava	100,0	100,0			
HVB-Leasing Aida Ingatlanhasznositó Kft., Budapest	100,0	100,0			
HVB-Leasing Allegro Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Atlantis Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Fidelio Ingatlanhasznositó Kft., Budapest	100,0	100,0			
HVB-Leasing Forte Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Hermes Ingatlanhasznositó Kft., Budapest	100,0	100,0			
HVB-Leasing LAMOND Ingatlanhasznositó Kft., Budapest	100,0	100,0			
HVB-Leasing Maestoso Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Othello Ingatlanhasznositó Kft., Budapest	100,0	100,0			
HVB-Leasing Rocca Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Romania s.r.l., Bukarest	100,0	100,0			
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Inprox Chomutov, s.r.o., Prag	100,0	100,0			
Inprox Karlovy Vary s.r.o., Prag	100,0	100,0			
INPROX Kladno, s.r.o., Prag	100,0	100,0			
INPROX SR I., Sp.s.r.o., Bratislava	100,0	100,0			
Intro Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Jausern-Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
KADMOS Immobilien Leasing GmbH, Wien	99,8	99,8			
Kunsthaus Leasing GmbH, Wien	100,0	100,0			
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Lagermax Leasing GmbH, Salzburg	99,8	99,8			
Lagev Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Largo Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Leasfinanz društvo s ograničenom odgovornošću za leasing automobila i trgovinu, Zagreb	100,0	100,0			
LEASFINANZ GmbH, Wien	100,0	100,0			
LEASFINANZ Mobilienvermietung GmbH, Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
Legato Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Lelev Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
LINO Hotel-Leasing GmbH, Wien	99,8	99,8			
Lipark Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Liva Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co.					
OHG, Wien	98,0	98,0			
Martianez Comercial S. A., Puerto de la Cruz	99,6	99,6			
MBC Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H.,					
Wien	99,8	99,8			
MID Garagen GmbH, Wien	99,8	99,8			
MIK Ingatlankezelö Kft., Budapest	100,0	100,0			
MM Omega Projektentwicklungs GmbH, Wien	100,0	100,0			
Mögra Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Nage Lokalvermietungsgesellschaft m.b.H, Wien	99,8	99,8			
Nata Immobilien-Leasing Gesellschaft m.b.H., Wien	57,5	57,5			
NÖ. Hypo Leasing Astricta Grundstückvermietungs					
Gesellschaft m.b.H., Wien	95,0	95,0			
Oct Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Ökologischer Gewerbepark EntwicklungsGmbH NfG OEG,					
Salzburg	100,0	100,0			
OLG – Mobilien- und Anlagenleasing Gesellschaft m.b.H.,					
Wien	100,0	100,0			
OLG 92 – Mobilien- und Anlagenleasing GmbH, Wien	100,0	100,0			
OLG Handels- und Beteiligungsverwaltungsgesellschaft					
m.b.H., Wien	100,0	100,0			
OLG Industriegüter Leasing GmbH & Co. KG, Wien	86,1	86,1			
Panenska Invest Sp.s.r.o., Bratislava	100,0	100,0			
Parzhof-Errichtungs- und Verwertungsgesellschaft					
m.b.H., Wien	99,8	99,8			
PAZONYI'98 Ingatlanhasznositó Korlátolt Felelösségü					
Társaság, Budapest	100,0	100,0			
PELOPS Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Piana Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Polimar 13 Spólka z ograniczona odpowiedzialnoscia,					
Warschau	100,0	100,0			
Polimar 6 Spólka z ograniczona odpowiedzialnoscia,					
Warschau	100,0	100,0			
Posato Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Prim Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Projekt-Lease Grundstücksverwaltungs-Gesellschaft					
m.b.H., Wien	99,8	99,8			
QUADEC Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Quart Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Quint Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H.,					
Wien	99,8	99,8			
Real-Rent Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Regev Realitätenverwertungsgesellschaft m.b.H., Wien	99,8	99,8			
REPOL 3 (1990 Soparfi) S. à. r. l., Luxemburg	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
Repol Estate 3 B.V., Amsterdam	100,0	100,0			
Rondo Leasing GmbH, Wien	100,0	100,0			
RSB Anlagenvermietung Gesellschaft m.b.H., Wien	100,0	100,0			
RUBATO LEASING drusto s ograni enom odgovornos u za leasing, Zagreb	100,0	100,0			
RWF Real – Wert Grundstücksvermietungsgesellschaft m.b.H. & Co. Objekt Wien-Hietzing Kommanditgesellschaft, Wien	100,0	100,0			
Savka Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Seca-Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Sedec Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Sext Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Shopping Center Györ Errichtungs- und Betriebsgesellschaft mbH, Budapest	100,0	100,0			
SHS Leasing GmbH, Wien	99,8	99,8			
Sigma Leasing GmbH, Wien	99,8	99,8			
Sonata Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Terz Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges.m.b.H., Wien	100,0	100,0			
Tredec Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Ufficium Immobilien Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Unicom Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Vape Communa Leasinggesellschaft m.b.H., Wien	99,8	99,8			
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Wüba Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Beta Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Z Leasing HYDRA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing PAVO Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing VELA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Zagra Leasing d.o.o. za financiranje, Zagreb	100,0	100,0			
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100,0		EUR	307	3.1
Bode Grabner Beye AG & Co. KG, Grünwald	100,0		EUR	4 767	4 717
CABET-Holding-Aktiengesellschaft, Wien	100,0	100,0	EUR	555 427	13 212
Dataline Zahlungsverkehrsabwicklungs GmbH, Wien	100,0	100,0	EUR	116	–168
Domus Facility Management GmbH, Wien	100,0	100,0	EUR	73	44
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH München	100,0		EUR	4 890	862
HVB Alternative Financial Products AG, Wien	100,0		EUR	1 014	11
HVB Alternative Investment AG, Wien	100,0	100,0	EUR	100 059	–8 782
HVB America LLC, Wilmington	100,0		USD	354 543	76 660

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
HVB Capital LLC, Wilmington	100,0		USD	1127	87
HVB Capital LLC II, Wilmington	100,0		USD	3	0
HVB Capital LLC III, Wilmington	100,0		USD	1107	90
HVB Capital LLC IV, Wilmington	100,0		USD	0	0
HVB Capital LLC V, Wilmington	100,0		USD	-2	-2
HVB Capital LLC VI, Wilmington	100,0		USD	2	0
HVB Capital LLC VII, Wilmington	100,0		USD	0	0
HVB Capital LLC VIII, Wilmington	100,0		USD	0	0
HVB Gesellschaft für Gebäude mbH & Co KG, München	100,0		EUR	911901	[1]
HVB Global Assets Company, L.P., City of Dover[6]	5,0		USD	1042900	81681
HVB Hong Kong Limited, Hongkong	100,0		USD	5584	2368
HVB Informations-Verarbeitungs-GmbH, München	100,0		EUR	154	[2,3]
HVB Leasing GmbH, Hamburg	100,0		EUR	22026	[3,2]
HVB LMP Inc., Wilmington	100,0	100,0	USD	47290	1660
HVB Payments & Services GmbH, Aschheim/Dornach	100,0		EUR	660	-66
HVB Risk Management Products Inc., New York	100,0	100,0	USD	62711	9435
HVB Systems GmbH, Unterföhring	100,0		EUR	746	[2,4]
HVB U.S. Finance Inc., New York	100,0	100,0	USD	67452	-15845
HVB Wealth Management Holding GmbH, München	100,0		EUR	73422	[2,5]
HVZ GmbH & Co. Objekt KG, München[4]	100,0	100,0	EUR	148065	[1]
Hypo (UK) Holdings Limited, London	100,0		GBP	278	37570
Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, München[4]	100,0	100,0	EUR	26	[1]
HypoVereinsFinance N.V., Amsterdam	100,0		EUR	5664	2003
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Wien	99,1	99,1	EUR	4451	[1]
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, München	100,0	100,0	EUR	540514	[1]
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, München[4]	100,0	100,0	EUR	2301	[1]
TIVOLI Grundstücks-Aktiengesellschaft, München	99,7	99,7	EUR	10636	3120
Vereins- und Westbank Beteiligungsgesellschaft S.A., Luxemburg	100,0	100,0	EUR	64008	6246
WAVE Solutions Information Technology GmbH, Wien	100,0	100,0	EUR	1.748	67
1.2 Nicht konsolidierte verbundene Unternehmen[5]					
1.2.1 Kreditinstitute					
»HVB Bank Latvia« AS, Riga	100,0		LVL	17556	2688
»HVB Banka Srbija i Crna Gora« A.D., Belgrad	99,0	99,0	EUR	19885	3855
Activest Investmentgesellschaft Schweiz AG, Bern	100,0	100,0	CHF	8925	2064
Banco Inversión S.A., Madrid[7]	100,0	100,0	EUR	20878	-9960
Konzern mit Tochterunternehmen					
B.I. Gestión Colectiva S.G.I.I.C., S.A., Madrid[7]	100,0	100,0			
B.I. Asesoramiento Financiero, S.A., Madrid	100,0	100,0			
B.I. Gestión de Pensiones E.G.E.P., S.A., Madrid[7]	100,0	100,0			
Goméz & Alcaraz, S.L., Sevilla	100,0	100,0			
B.I. International Limited, George Town	100,0	100,0			
Bank Austria Creditanstalt Handelsbank Aktiengesellschaft, Wien	100,0	100,0	EUR	11517	[1]
Bank Austria Creditanstalt Real Invest Immobilien-Kapitalanlage GmbH, Wien	100,0	100,0	EUR	5024	-324

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
Bankhaus C.L. Seeliger, Wolfenbüttel[7]	82,0		EUR	11599	1094
Eksport-Import Banka »Eksimbanka« Akcionarsko Drusto					
Beograd, Belgrad	98,3	98,3			
FactorBank AG, Wien	52,0	52,0	EUR	5352	163
HVB Investitionsbank GmbH, Hamburg	100,0	100,0	EUR	16933	1
HVB Singapore Limited, Singapur	100,0	100,0	SGD	11029	236
Hypo stavebni sporitelna a.s., Prag	100,0	100,0	CZK	830791	151707
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew	91,2		UAH	108144	54691
Mezzanin Finanzierungs AG, Wien	70,0	70,0	EUR	28508	108
Schoellerbank Invest AG, Salzburg	100,0	100,0	EUR	3629	798
1.2.2 Sonstige nicht konsolidierte Unternehmen					
»Alte Schmelze« Projektentwicklungsgesellschaft mbH,					
Dresden	100,0	100,0	EUR	-227	447
»Artist« Marketing Entertainment GmbH, Wien	75,0	75,0			
»BANCOM« Sp.z.o.o., Warschau	99,7	99,7	PLN	-1.454	-92
»CA IB Asset Management S.A.I.« S.A., Bukarest	100,0	100,0	ROL	18850000	-59766
»CAFU« Vermögensverwaltung GmbH & Co. OEG, Wien	100,0	100,0	EUR	6916	192
»CAFU« Vermögensverwaltung GmbH, Wien	100,0	100,0			
»Diners Club CEE Holding AG«, Wien	99,8	99,8	EUR	3002	-1282
»MOTOSOFT« Sp.z.o.o., Warschau	90,9	90,9			
3W Internet Marketing Sp.z.o.o., Warschau	99,8	99,8	PLN	-1484	-227
A&T-Projektentwicklungs GmbH & Co.					
Potsdamer Platz Berlin KG, München	66,7	66,7	EUR	-35851	0
A&T-Projektentwicklungs-Verwaltungs GmbH, München	66,7	66,7			
AB Immobilienverwaltungs-GmbH, München	100,0	100,0			
ABG Anlagenverwertungs- und Beteiligungs-Gesellschaft					
m.b.H. & Co. OHG, Wien	100,0	100,0			
Acis Immobilien- und Projektentwicklungs GmbH & Co.					
Oberbaum City KG, München	100,0	100,0	EUR	60851	543
Acis Immobilien- und Projektentwicklungs GmbH & Co.					
Parkkolonnaden KG, München	100,0	100,0	EUR	63229	844
Acis Immobilien- und Projektentwicklungs GmbH & Co.					
Stuttgart Kronprinzstraße KG, München	100,0	100,0	EUR	10148	41
Acis Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Active Bond Portfolio Management GmbH, München	*100,0*	*100,0*			
AdFinCon – Advanced Financial IT Consulting GmbH,					
Hamburg	100,0	75,0	EUR	722	532
AE Capital Inc., New York	100,0	100,0	USD	30	1440
AE Liegenschaftsverwertung GmbH, Wien	100,0	100,0			
AGROB Aktiengesellschaft, Ismaning					
(Stimmrechtsanteil: 75,0%)	52,7	52,7	EUR	18198	921
Agrob Süd GmbH & Co. KG, Ismaning	100,0	100,0	EUR	3521	-61
AGRUND Grundstücks-GmbH, München	90,0	90,0			
Alexandersson Real Estate I.B.V., Apeldoorn	100,0	100,0			
Alfa Holding Ingatlanszolgaltato Kft., Györ	95,0	95,0			
Alkmene Immobilien-Verwaltungs GmbH & Co. KG					
Objekt Mainzer Landstraße, München	100,0	100,0			
Alkmene Immobilien-Verwaltungs GmbH, München	100,0	100,0			
Allcasa Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	-1450	-283
ALLTERRA Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	-6384	-4

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Altea Verwaltungsgesellschaft mbH & Co. Objekt I KG, München	100,0	100,0			
Altea Verwaltungsgesellschaft mbH, München	100,0	100,0			
Amphitryon Immobilienverwaltungs GmbH & Co. Grundbesitz OHG, München	100,0	100,0			
Amphitryon Immobilien-Verwaltungs GmbH, München	100,0	100,0			
Antus Immobilien- und Projektentwicklungs GmbH, München	90,0	90,0	EUR	−14 841	−14
ANWA Gesellschaft für Anlagenverwaltung mbH, München	95,0	95,0			
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, München	100,0	100,0	EUR	−23 432	6 729
Apir Verwaltungsgesellschaft mbH, München	100,0	100,0			
ARCADIA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, München	100,0	100,0	EUR	793	[1]
Argentum Media GmbH, Hamburg	100,0	100,0			
ARRONDA Immobilienverwaltungs GmbH, München	90,0	90,0	EUR	−46 527	0
Asset S. A., Warschau	99,9	99,9	PLN	738	−2 800
ASSINDIA Immobilien- und Projektentwicklungs GmbH i. L., München	100,0	100,0	EUR	0	2 389
ASTROTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
Atlanterra Immobilienverwaltungs GmbH, München	90,0	90,0	EUR	−44 985	741
ATUT Finanse S. A., Warschau	100,0	100,0	PLN	1 041	−2 312
Aufbau Dresden GmbH, München	100,0	100,0	EUR	−25 671	[1]
Aurum Beteiligungs- und Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Austria Ticket Ges. m.b.H., Wien	100,0	100,0	EUR	−265	−648
AUTOBALANS Sp.z.o.o., Radwanice (Stimmrechtsanteil: 99,9%),	90,9	90,9	PLN	382	−188
AWT – Handels und Beteiligungs (Deutschland) GmbH, Bad Homburg	100,0	100,0			
AWT Bavaria (Bratislava) s.r.o., Bratislava	100,0	100,0	EUR	1 064	−1 769
AWT Handels Gesellschaft m.b.H., Wien	100,0	100,0	EUR	3 291	2 891
AWT Immo, a.s., Bratislava	100,0	100,0			
AWT International Ltd. Zagreb, Zagreb	100,0	100,0			
AWT International Trade AG, Wien	100,0	100,0	EUR	1 596	366
AWT-Car (Bratislava) s.r.o., Bratislava	100,0	100,0			
B.A. Real Estate Ltd., Moskau	100,0	100,0	RUR	9 192	21 388
B.F.S. Beteiligungs-Treuhand für Sachwerte GmbH, München	100,0	100,0	EUR	−2 136	−20
BA Worldwide Fund Management Ltd., i. L., Tortola	100,0	100,0	USD	32	5 572
BA/CA Ingatlankezelö Kft., Budapest	100,0	100,0	HUF	703 645	143 146
BA-CA GrEco Versicherungsmanagement Gesellschaft m.b.H., Wien	51,0	51,0	EUR	891	438
BA-CA Betriebsobjekte AG & Co Vermietungs OHG, Wien	100,0	100,0	CZK	12 331	1 343
BA-CA Betriebsobjekte Praha Sp.s.r.o., Prag	100,0	100,0	CZK	122 010	38 565
BA-CA CEE Immoprojekt GmbH, Wien	100,0	100,0			
BACA Community Development LLC, Wilmington	100,0	100,0	USD	−6 948	−1 358
BA-CA Objektfinanzierung GmbH, Wien	100,0	100,0			
BA-CA Objektfinanzierungs GmbH & Co OEG, Wien	100,0	100,0			
BA-CA Private Equity GmbH, Wien	100,0	100,0	EUR	3 003	[1]
BA-CA-GVG Holding GmbH, Wien	100,0	100,0	EUR	560	524

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
BACAI, London	100,0	100,0	GBP	10 867	256
BAK Verwaltungs-Gesellschaft mbH, Bochum	100,0	100,0			
BaLea Soft GmbH & Co. KG, Hamburg	100,0	100,0	EUR	65	-1 526
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Baltic Business Center Sp.z.o.o., Gdynia	62,0	62,0	PLN	-99 275	-21 787
Bank Austria Aktiengesellschaft & Co EDV Leasing OHG, Wien	100,0	100,0			
Bank Austria Creditanstalt Finanzservice GmbH, Wien	100,0	100,0	EUR	527	[1]
Bank Austria Creditanstalt Immobilien Entwicklungs- und VerwertungsgmbH, Wien	100,0	100,0			
Bank Austria Creditanstalt Immobilienagentur GmbH, Wien	100,0	100,0	EUR	90	[1]
Bank Austria Creditanstalt Immobilienberatungs- und Service GmbH, Wien	100,0	100,0	EUR	-612	-779
Bank Austria Creditanstalt Versicherungsdienst GmbH, Wien	81,0	81,0			
Bank Austria Trade Services Gesellschaft m.b.H., Wien	100,0	100,0	EUR	924	[1]
Bank Austria-CEE BeteiligungsgmbH, Wien	100,0	100,0			
Bank Rozwoju Energetyki i Ochrony Srodowiska Spólka Akcyjna »Megabank« i. L., Warschau (Stimmrechtsanteil: 0%)	100,0	100,0			
Bavaria Servicos de Representacao Comercial Ltda., Sao Paulo	100,0		BRL	736	220
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, München	100,0	100,0	EUR	294	[1]
Bayern Power Limited, London	100,0		EUR	8 348	15
BB-C Vila Domy v.o.s., Prag	100,0	100,0	CZK	-33 732	-22 521
BC Canadian Investments Inc., Toronto	100,0	100,0			
BD Industrie-Beteiligungsgesellschaft mbH, München	100,0				
Betaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	26	[1]
BFAG – Holding Gesellschaft m.b.H, Wien	100,0	100,0			
BFL Beteiligungsgesellschaft für Flugzeug-Leasing mbH, München	100,0				
BIL Aircraftleasing GmbH, München	100,0	100,0			
BIL Beteiligungstreuhand GmbH, München	100,0	100,0			
BIL Immobilien Fonds GmbH & Co Objekt Perlach KG, München	100,0	100,0	EUR	3 147	385
BIL Immobilien Fonds GmbH, München	100,0	100,0			
BIL Leasing-Fonds GmbH & Co VELUM KG, München	100,0				
BIL Leasing-Fonds Verwaltungs-GmbH, München	100,0	100,0			
BIL V & V Vermietungs GmbH, München	100,0	100,0			
Biomedizinische Forschungslabor Errichtungs- und Verwertungsgesellschaft m.b.H., Wien	55,0	55,0			
Blue Capital Dritte Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Equity GmbH, Hamburg	100,0		EUR	333	[3.3]
Blue Capital Equity Management GmbH, Hamburg	100,0	100,0			
Blue Capital Erste Kanada Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0		-	
Blue Capital Europa Erste Immobilien – Objekt Niederlande – Verwaltungs GmbH, Hamburg	100,0	100,0	EUR	763	341
Blue Capital Europa Immobilien GmbH & Co. Fünfte Objekte Niederlande KG, Hamburg	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Blue Capital Europa Immobilien GmbH & Co. Fünfte Objekte Österreich KG, Hamburg	100,0	100,0			
Blue Capital Europa Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Fonds GmbH, Hamburg	100,0	100,0	EUR	5453	1466
Blue Capital GmbH, Hamburg	100,0		EUR	1805	[3,4]
Blue Capital Investment Inc., Dallas	100,0	100,0	USD	2959	665
Blue Capital Kanada GmbH & Co Erste Immobilien KG, Hamburg	100,0	100,0	CAD	565	-246
Blue Capital Management Inc., Dallas	100,0	100,0	USD	1337	1327
Blue Capital Pennsylvania Inc., Washington	100,0	100,0			
Blue Capital Private Assets, München	100,0	100,0			
Blue Capital Real Estate, München	100,0	100,0			
Blue Capital Stiftungstreuhand GmbH, Hamburg	100,0	100,0			
Blue Capital Treuhand GmbH, Hamburg	100,0	100,0	EUR	802	-307
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Zweite Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Zweite USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Bode Grabner Beye Beteiligungs AG, Grünwald	100,0				
Bode Grabner Beye Trust GmbH, Grünwald	100,0	100,0			
Bonum Anlage- und Beteiligungsgesellschaft mbH, Bremen	100,0	100,0	EUR	60	[1]
BPH Investment Fund Company (BPH Towarzystwo Funduszy Inwestycyjnych S. A.), Warschau	100,0	100,0	PLN	6622	2543
BPH Leasing SA, Poznan	100,0	100,0	PLN	61849	12677
BPH PBK Doradztwo Finansowe Sp.z.o.o., Warschau	100,0	100,0			
BPH PBK Leasing S. A., Warschau	100,0	100,0	PLN	93188	13077
BPH PBK Zarzadzanie Funduszami Sp.z.o.o., Warschau	100,0	100,0	PLN	7857	-43
BV Finance Praha s.r.o. i. L., Prag	100,0				
BV Grundstücksentwicklungs-GmbH & Co. JOTA KG, München	100,0	100,0			
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, München	100,0	100,0			
BV Grundstücksentwicklungs-GmbH & Co. SIGMA KG, München	100,0	100,0			
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, München	100,0		EUR	511	[1]
BV Grundstücksentwicklungs-GmbH, München	100,0	100,0			
BVK 2 GmbH i. L., München	98,0	98,0			
BVK Holding GmbH i. L., München	100,0	100,0	EUR	3444	7
CA Bau-Finanzierungsberatung Gesellschaft m.b.H., Wien	100,0	100,0			
CA Betriebsobjekte Polska Sp.z.o.o., Warschau	100,0	100,0	PLN	-27094	-16686
CA European Bond Advisor S. A., Luxemburg	100,0	100,0			
CA IB Bulinvest EOOD, Sofia	100,0	100,0			
CA IB Corporate Finance a.s., Prag	100,0	100,0	CZK	18018	2312
CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Wien	100,0	100,0	EUR	7812	[1]
CA IB Corporate Finance d.d., Ljubljana	100,0	100,0	SIT	87503	-21688
CA IB Corporate Finance Limited, London	100,0	100,0			
CA IB Corporate Finance Rt. (CA IB Tökepiaci Rt.), Budapest	100,0	100,0	HUF	94935	44723
CA IB d.d., Zagreb	100,0	100,0	HRK	4869	286
CA IB Financial Advisers a.s., o.c.p., Bratislava	100,0	100,0	SKK	32028	13105

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
CA IB Financial Advisers Sp.z.o.o., Warschau	100,0	100,0	PLN	1 604	-4 475
CA IB Fund Management S. A., Warschau	100,0	100,0	PLN	14 338	-448
CA IB Infrastruktur Projektberatungs Ges.m.b.H. i. L., Wien	100,0	100,0			
CA IB International Marktes Limited, London	100,0	100,0	GBP	3 261	2 358
CA IB Invest d.o.o, Zagreb	100,0	100,0	HRK	1 856	-367
CA IB Investment Management S. A., Warschau	100,0	100,0	PLN	3 393	-821
CA IB Polska Spólka Akcyjna, Warschau	100,0	100,0	PLN	34 601	7 865
CA IB Romania SRL, Bukarest	100,0	100,0	ROL	31 367 343	2 889 350
CA IB Securities (New York), Inc., New York	100,0	100,0			
CA IB Securities (Ukraine) AT, Kiew	100,0	100,0			
CA IB Securities Investment Fund Management Rt., Budapest	100,0	100,0	HUF	320 000	198 491
CA IB Securities S. A. (Bucharest), Bukarest	100,0	100,0	ROL	2 275 261	-388 429
CA IB Securities S. A., Warschau	100,0	100,0	PLN	43 353	11 609
CABO Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0			
CAE Praha a.s., Prag	100,0	100,0	CZK	74 957	-4 297
Caibon.com Internet Services AG, Wien	100,0	100,0			
Call Now Telekommunikationsservice Gesellschaft mbH,					
Wien	70,0	70,0			
Cards & Systems EDV-Dienstleistungs GmbH, Wien	58,0	58,0	EUR	798	220
CA-Shop Handels GmbH, Wien	100,0	100,0			
CATO Grundstücks-Verwaltungsgesellschaft mbH & Co. KG,					
Ismaning	100,0	100,0			
CATO Grundstücks-Verwaltungsgesellschaft mbH,					
München	100,0	100,0			
CDT Advisor S. A., Luxemburg	100,0	100,0			
Celer Allgemeine Vermögensverwaltungs-, Investitions-					
und Beratungs Gesellschaft m.b.H., Budapest	100,0	100,0	HUF	61 276	-3 209
Center Heinrich-Collin-Straße 1 Vermietungs					
GmbH u. Co. KEG, Wien	83,6	83,6	EUR	2 207	-109
Centrum Bankowosci Bezposredniej Spólka z ograniczona					
odpowiedzialnoscia CBB, Krakau	100,0	100,0	PLN	6 632	887
Chemie Pensionsfonds AG, München	100,0		EUR	6 065	-853
Christoph Reisegger Gesellschaft m.b.H., Wien	100,0	100,0			
City Carré Verwaltungs B.V., Den Haag	100,0	100,0			
City Hotel GmbH, Bad Vilbel	100,0				
CL Dritte Car Leasing GmbH & Co. KG, Camin	100,0	100,0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
Classic Games Management GmbH, Grünwald	100,0	100,0			
COBB Beteiligungen und Leasing GmbH, Wien	50,3	50,3			
Comes Bauconcept GmbH, München	100,0	100,0			
comle@se & comfin@nce GmbH & Co. KG, Hamburg	100,0	100,0	EUR	1 531	818
comle@se online GmbH, Hamburg	100,0	100,0			
CoNetwork GmbH, Hamburg	100,0		EUR	1 000	[3.5]
Cornus Immobilien- und Vermietungs GmbH, München	100,0	100,0			
Corso Karlin a.s., Prag	100,0	100,0	CZK	1 118	8 967
COSMOTERRA Gesellschaft für Immobilienverwaltung mbH,					
München	100,0	100,0	EUR	25	[1]
Creditanstalt Global Markets Fund Advisor S. A.,					
Luxembourg i. L., Luxemburg	100,0	100,0			
CUMTERRA Gesellschaft für Immobilienverwaltung mbH,					
München	100,0	93,9	EUR	26	[1]
Data Austria Datenverarbeitungs GmbH, Wien	100,0	100,0	EUR	4 478	923

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, Kabelsketal	100,0	100,0	EUR	−17 528	−4 219
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, Kabelsketal	100,0	100,0	EUR	−40 982	−205
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, Kabelsketal	100,0	100,0	EUR	−45 095	−945
Delpha Immobilien- und Projektentwicklungs GmbH, Kabelsketal	100,0	100,0			
Deltaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	1
Diana Development Sp.z.o.o., Warschau	100,0	100,0	PLN	2 843	−589
Diners Club Czech Republic s.r.o., Prag	100,0	100,0	CZK	−9 238	201
Diners Club Polska Sp.z.o.o., Warschau	100,0	100,0	PLN	1 539	379
Diners Club Slowakei s.r.o., Bratislava	100,0	100,0	SKK	2 855	1 588
Dione Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	1
Domus Bistro GmbH, Wien	100,0	100,0			
Dorion GmbH & Co. KG, München	94,0	94,0			
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, München	100,0	100,0	EUR	8 722	−1 589
Einkaufszentrum Wieselburg Errichtungs- und Betriebs GmbH, Wien	51,0	51,0			
EK Mittelstandsfinanzierungs AG, Wien	98,0	98,0	EUR	13 073	−1 369
Enderlein & Co. GmbH, Bielefeld	100,0	100,0			
Entwicklungsagentur Güterverkehrszentrum Trier I GmbH, Trier	85,0	85,0			
Eratech Spólka Akcyjna, Lodz	66,0	66,0	PLN	−831	−773
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
Euro Bond Blue Capital Verwaltungs GmbH, Frankfurt/Main	100,0	100,0			
Euro-Bond Blue Capital Management GmbH, Bad Soden	100,0	100,0			
Euromarketing AG, Wien	66,2	66,2			
Euroventures-Austria-CA-Management GesmbH, Wien	100,0	100,0	EUR	3 393	806
Fairtrade d.o.o., Zagreb	75,0	75,0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal I KG, München	100,0	100,0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal II KG, München	100,0	100,0	EUR	−1 430	324
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße KG, München	100,0	100,0	EUR	−20 562	−1 035
Ferra Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
FGB Grund und Boden GmbH & Co. KG, München	94,0	94,0	EUR	−1 958	0
FGB Grund und Boden Verwaltungs GmbH, München	100,0	100,0			
Final S.A., Dabrowa Górnicza (Stimmrechtsanteil: 66,3%)	62,7	62,7	PLN	15 924	−1 686
Finco Financial Corp. i. L., Miami	100,0	100,0			
FM Beteiligungs AG, Wien	50,0	50,0	EUR	16 025	1 286
Fontana Hotelverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
Fontana Kurhotel Gesellschaft m.b.H., Wien	99,0	99,0	EUR	−9 072	−143
Food & more GmbH, München	100,0		EUR	100	2.6
Forum Polskiego Biznesu Media Sp.z.o.o., Warschau	100,0	100,0			
Freizeitpark Oberlaa Vermietungs GmbH, Wien	75,0	75,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
G.F.S. Geschäftsbesorgung für Sachwerte GmbH, München	100,0	100,0	EUR	4 603	35
G.F.S. Management Kantoor B.V., Den Haag	100,0	100,0			
GALILEO Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
GAMMATERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Ganymed Immobilienvermietungsgesellschaft m.b.H., Wien	99,0	99,0	EUR	55 191	[1]
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Berlin	100,0	100,0	EUR	26	[1]
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, München	100,0	100,0			
GE Immobilienverwaltungs-GmbH, München	98,0	98,0			
Gesellschaft für Grundbesitz mbH, Bochum	100,0	100,0	EUR	773	[1]
GIMMO Immobilien-Vermietungs- und Verwaltungs GmbH, München	100,0	100,0	EUR	20	[1]
GIW Gesellschaft für Informationstransfer und Weiterbildung mbH i. L., Alfter	100,0	100,0	EUR	4 692	89
Goethe Galerie Centermanagement GmbH, Jena	100,0	100,0			
Golf- und Country Club Seddiner See Immobilien GmbH, Berlin	94,0	94,0	EUR	–16 982	–32
Golfplatz Schloss Ebreichsdorf Errichtungs- und Vermietungs GmbH, Wien	100,0	100,0			
Grand Central Re Limited, Hamilton	92,5		USD	209 707	10 583
Großkugel Immobilien- und Projektentwicklungs GmbH, Kabelsketal	100,0	100,0	EUR	–5 722	0
Gründerfonds GmbH & Co. KEG, Wien	100,0	100,0	EUR	12 355	–1 602
Gründerfonds GmbH, Wien	100,0	100,0			
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland), München	98,2	98,2	EUR	4 495	[1]
Grundstücksgesellschaft Simon beschränkt haftende Kommanditgesellschaft, München	100,0	100,0	EUR	51	[1]
GUS Consulting GmbH, Wien	100,0	100,0	EUR	25 050	–890
H & B Immobilien GmbH & Co. Objekte KG, München	100,0	100,0	EUR	5	[1]
H.F.S. Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 10 GmbH & Co. KG, München	94,3	94,3			
H.F.S. Immobilienfonds Deutschland 17 KG, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 19 KG, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 20 KG, München	90,9	90,9			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 3 Beteiligungs B.V., Den Haag	100,0	100,0			
H.F.S. Immobilienfonds Europa 4 KG, München	100,0	100,0			
H.F.S. Immobilienfonds GmbH, München	100,0	100,0	EUR	–3 721	1 122
H.F.S. Komplementärs GmbH, München	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Ecuador« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Haiti« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Indien« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Java« KG, Mannheim	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
H.F.S. Leasingfonds GmbH & Co. Deutschland »Korea« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Kuba« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Malaysia« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Panama« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Thailand« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH, München	100,0	100,0			
H.F.S. Leasingsfonds GmbH & Co. Deutschland »Hawai« KG, Mannheim	100,0	100,0			
H.F.S. Schiffs-Leasingfonds GmbH, München	100,0	100,0			
H.F.S. Value Management GmbH, München	100,0	100,0			
H.F.S. Zweitmarktfonds Deutschland 3 KG, München	62,5	62,5			
H.F.S. Zweitmarktfonds Deutschland 4 KG, München	62,5	62,5			
H.F.S. Zweitmarktfonds GmbH, München	100,0	100,0			
Halos GmbH & Co. Objekt KG, München	100,0	100,0	EUR	14 791	82 572
Hans Pressel Beteiligungs-Gesellschaft mit beschränkter Haftung, Wien	100,0	100,0			
HAWA Grundstücks GmbH & Co. OHG Hotelverwaltung, München	100,0	100,0			
HAWA Grundstücks GmbH & Co. OHG Immobilienverwaltung, München	100,0	100,0			
Hawthornwood Partnership, Wilmington (Stimmrechtsanteil: 0%)	73,8	73,8	USD	338 957	13 484
Hekla Immobilien Projektentwicklungs GmbH & Co. Hotel Jena KG, Jena	100,0	100,0			
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, München	100,0	100,0			
Hekla Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Helios Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0			
HMIS Management Information & Service GmbH, München	100,0	100,0			
Hotel Fürstenhof Betriebsgesellschaft mbH i. L., München	100,0	100,0			
Hotel Heiligenblut Betriebs GmbH NfG. KG, Wien	100,0	100,0			
Hotel Seddiner See GmbH, Berlin	94,0	94,0			
HVB Alternative Advisors Inc., New York	100,0	100,0	USD	9 962	32
HVB Alternative Management Lux S. A., Luxemburg	100,0	100,0	EUR	1 133	930
HVB Asia Limited, Singapur	100,0		EUR	25 442	442
HVB Asset Leasing Limited, London	100,0	100,0	USD	81 941	83
HVB Asset Management Asia Ltd., Singapur	100,0	100,0	EUR	1 465	1 016
HVB Asset Management Holding GmbH, München (vormals: Activest Holding GmbH, München)	100,0	100,0	EUR	241 952	[1]
HVB Beteiligungsgesellschaft mbH, München	100,0		EUR	835	[1]
HVB Campustar (Hong Kong) Ltd., Hongkong	100,0	100,0	USD	7 663	209
HVB Cape Blanc LLC, Wilmington	100,0	100,0			
HVB Capital Asia Limited, Hongkong	100,0		JPY	11 876 961	700 978
HVB Capital Management, Inc., New York	100,0	100,0	USD	14	-200
HVB Capital Markets Inc., New York	100,0	100,0	USD	31 239	4 788
HVB Capital Partners S.à.r.l., Luxemburg	89,9	89,9			
HVB Consult GmbH, München	100,0		EUR	3 097	1 067

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
HVB Credit Advisors Limited, Dublin	100,0				
HVB Credit Advisors LLC, New York	100,0	100,0			
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München	100,0		EUR	818	[2.7]
HVB EBG LLC, New York	100,0	100,0			
HVB Energy Holdings LLC, New York	100,0	100,0			
HVB Expertise GmbH, München	100,0				
HVB Export Leasing GmbH, München	100,0				
HVB Factoring s.r.o., Bratislava	100,0	100,0			
HVB Factoring s.r.o., Prag	100,0	100,0	CZK	50022	22
HVB Finance London Limited, London	100,0		EUR	272	191
HVB Financne sluzby s.r.o., Bratislava	100,0	100,0	SKK	37427	736
HVB FondsFinance GmbH, München	100,0	5,0	EUR	1967	1030
HVB Fund Services Limited, Dublin	100,0				
HVB Funding Trust II, Wilmington	100,0				
HVB Funding Trust IV, Wilmington	100,0				
HVB Funding Trust VIII, Wilmington	100,0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, München	100,0				
HVB Global Assets Company (GP), LLC, City of Dover	100,0				
HVB GR LLC, New York	100,0	100,0			
HVB Immobilie Slovakia Sp.s.r.o., Bratislava	100,0	100,0	SKK	35042	6555
HVB Immobilien AG, München	100,0		EUR	27030	[2.8]
HVB Industriebeteiligungsgesellschaft S.à.r.l., Luxemburg	100,0		EUR	1725	−18
HVB International Asset Leasing GmbH, München	100,0		EUR	−6437	−352
HVB Investments (UK) Limited, George Town	100,0		EUR	288160	0
HVB LAP LLC, New York	100,0	100,0			
HVB Leasing International GmbH & Co. KG, Hamburg	100,0	100,0			
HVB Leasing Limited Partnership, Wilmington	100,0	1,0	USD	2	656
HVB Life Science GmbH & Co. Beteiligungs-KG, München	100,0		EUR	1023	[1]
HVB Life Science GmbH, München	100,0				
HVB London Investments (AVON) Limited, London	100,0		USD	250585	240
HVB London Investments (Blackwater) Limited, London	100,0				
HVB London Investments (CAM) Limited, London	100,0				
HVB London Trading Ltd., London	100,0				
HVB MG LLC, New York	100,0	100,0			
HVB Mortgage Capital Corp., Wilmington	100,0	100,0			
HVB Pensionsfonds AG, München	100,0		EUR	24233	−1237
HVB Pensionsfonds-Service GmbH, München	100,0	100,0	EUR	25	[1]
HVB Principal Equity GmbH, München	100,0		EUR	34	[2.9]
HVB Profil Gesellschaft für Personalmanagement mbH, München	100,0		EUR	28	[2.10]
HVB Projekt Emilienhof GmbH & Co. KG, München	100,0	100,0	EUR	250	[1]
HVB Projekt Emilienhof Verwaltungs GmbH, München	100,0	100,0			
HVB Projekt GmbH, München	100,0	94,0	EUR	25626	[1]
HVB Projekt Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
HVB Property USA, Inc., New York	100,0	100,0	EUR	2727	1846
HVB Rating Advisory GmbH, München	100,0				
HVB Reality CZ s.r.o., Prag	100,0	100,0	CZK	−9723	−31553
HVB Realty Capital Inc., New York	100,0	100,0	USD	−986	−1108
HVB Russell Management GmbH, München	51,0				
HVB Secur GmbH, München	80,0				

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
HVB Services South Africa (Proprietary) Limited, Johannesburg	100,0				
HVB Tecta GmbH, München	100,0	94,0	EUR	1 751	1
HVB Verwa 1 GmbH, München	100,0				
HVB Verwa 3 GmbH, München	100,0		EUR	767	2.11
HVB Verwa 4 GmbH, München	100,0		EUR	307 086	2.12
HVB Verwa 4.1 GmbH, München	100,0	100,0	EUR	25	1
HVB Verwa 4.3 GmbH, München	100,0		EUR	128 519	-5.002
HVB Verwa 4.4 GmbH, München	100,0	100,0	EUR	65 052	1
HVB Verwa 4.5 GmbH, München	100,0	100,0	EUR	25	1
HVB Verwa 4.6 GmbH, München	100,0	100,0	EUR	25	1
HVB Verwa 5 GmbH, München	100,0				
HVBFF Aircraftleasing GmbH, München	100,0	100,0			
HVBFF Baumanagement GmbH, München	100,0	100,0	EUR	50	1
HVBFF Beteiligungstreuhand GmbH, München	100,0	100,0			
HVBFF Gebäudesanierung GmbH & Co Erste KG, München	100,0	100,0			
HVBFF Havelland GmbH, München	100,0	100,0			
HVBFF Immobilien-Fonds GmbH & Co Wohnungen Leipzig Zweite KG, Leipzig	100,0	100,0			
HVBFF International Greece GmbH, München	100,0	100,0			
HVBFF Internationale Leasing GmbH, München	100,0	100,0			
HVBFF Kapitalvermittlungs GmbH, München	100,0	100,0	EUR	19	1
HVBFF Leasing & Investition GmbH & Co Achte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Erste KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Fünfte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Neunte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Sechste KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Siebte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Vierte KG, München	100,0	100,0			
HVBFF Leasing GmbH & Co. Kinocenter KG, München	100,0	100,0			
HVBFF Leasing Objekt GmbH, München	100,0	100,0			
HVBFF Leasing-Fonds GmbH & Co Wohnungen Nauen Zweite KG, München	100,0	100,0			
HVBFF Leasing-Fonds Verwaltungs GmbH, München	100,0	100,0			
HVBFF Objekt Beteiligungs GmbH, München	100,0	100,0			
HVBFF Objekt Leipzig GmbH, München	70,0	70,0			
HVBFF Produktionshalle GmbH, München	100,0	100,0			
HVBFF Verwaltungs GmbH, München	100,0	100,0			
HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, München	100,0		EUR	13 392	2.13
HVZ GmbH & Co. Objekt Unterföhring KG, München	100,0	100,0			
Hyperion Immobilienvermietungsgesellschaft m.b.H., Wien	99,0	99,0	EUR	49 479	1
Hypo-Bank Verwaltungszentrum GmbH, München	100,0	100,0			
HYPO-REAL Haus & Grundbesitz Gesellschaft mbH & Co. Immobilien-Vermietungs KG, München	80,0	80,0	EUR	2 776	−1 582
HYPO-REAL Haus- und Grundbesitz Gesellschaft mbH, München	100,0	100,0	EUR	128	1
IMMO I Immobilien + Mobilien Vermietungs GmbH & Co. KG, Wien	98,2	98,2	EUR	2 546	53
Immobilia Rho s.r.o., Prag	100,0	100,0	CZK	10 111	−4 667
Immobilien Rating GmbH, Wien	99,0	99,0			
Immobilien Vermietungs GmbH, Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
IMWA Gesellschaft für Immobilienverwaltung mbH, München					
(Stimmrechtsanteil: 0%)	95,0	95,0			
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Wien	99,9	99,9			
Informations-Technologie Austria GmbH, Wien	61,4	61,4	EUR	23 159	255
Infrastruktur Holding GmbH, Wien	100,0	100,0			
Interpark Management GmbH & Co. KG, München	100,0	100,0	EUR	119	[1]
Interpark Management Verwaltungs GmbH, München	100,0	100,0			
Interra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	51	[1]
Irodahaz Tanácsado Kft., Budapest	100,0	100,0	HUF	-973 228	-125 645
Isar-Seine Immobilien GmbH, München	100,0		EUR	13 761	13 678
IVONA Beteiligungsverwaltung GmbH, Wien	100,0	100,0	EUR	771	412
Karneol s.r.o., Prag	100,0	100,0			
Keller Crossing L.P., Atlanta	100,0	100,0	USD	3 553	199
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt					
Bornitzstraße I KG, München	100,0	100,0	EUR	-9 654	-2 400
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt					
Bornitzstraße II KG, München	100,0	100,0	EUR	-7 290	-41
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt					
Bornitzstraße III KG, München	100,0	100,0	EUR	-5 710	-49
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt					
Bornitzstraße KG, München	100,0	100,0	EUR	-16 558	-62
KHR Projektentwicklungsgesellschaft mbH, München	100,0	100,0			
KLEA ZS-Immobilienvermietung G.m.b.H., Wien	100,0	100,0	EUR	2 683	109
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Wien	100,0	100,0	EUR	2 573	77
Korona Faktor Penzügyi Szolgaltato Rt., Budapest	100,0	100,0			
KSG Karten-Verrechnungs- und Servicegesellschaft m.b.H.,					
Wien	100,0	100,0	EUR	3 098	63
Kunstforum Handelsgesellschaft m.b.H., Wien	100,0	100,0			
Ladon Verwaltungsgesellschaft mbH, München	100,0	100,0			
Landos Immobilien- u. Projektentwicklungs GmbH & Co.					
Grundstücksentwicklungs KG, München	100,0	100,0	EUR	-12 100	-216
Landos Immobilien- und Projektentwicklungs GmbH,					
München	100,0	100,0			
LB Fonds Beratungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	91 512	4 308
LB Holding Gesellschaft m.b.H., Wien	100,0	100,0	EUR	51 493	2 382
lemongrass Agentur für Direktmarketing & Werbung					
Ges.m.b.H., Wien	100,0	100,0			
Leng Loi Limited, Hongkong	100,0		USD	205	204
LFL Luftfahrzeug Leasing GmbH, Hamburg	100,0	100,0	EUR	344	-694
Life GmbH & Co. Zweite KG, München	100,0	100,0			
Life Management Erste GmbH, München	100,0	100,0	EUR	24	[1]
Life Management Zweite GmbH, München	100,0	100,0	EUR	0	[1]
Life Verwaltungs Erste GmbH, München	100,0	100,0			
Life Verwaltungs Zweite GmbH, München	100,0	100,0			
Long Grove N.V. i. L., Willemstadt	100,0	100,0			
LWB Objekt GmbH & Co Zweite KG, Leipzig	100,0	100,0			
M.A.I.L. Alpha Properties v.o.s., Prag	100,0	100,0	CZK	100	4 916
M.A.I.L. Alpha Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Beta Real Estate Management s.r.o., Prag	100,0	100,0	CZK	722	490
M.A.I.L. *Beteiligungsmanagement Gesellschaft m.b.H. & Co.*					
MCL Theta KEG, Wien	100,0	100,0			
M.A.I.L. Beteiligungsmanagement GmbH, Wien	100,0	100,0	EUR	97	1 090

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
M.A.I.L. CEE Property Invest GmbH, Wien	100,0	100,0	EUR	1 515	0
M.A.I.L. Delta Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Epsilon Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Finanzberatung GmbH, Wien	100,0	100,0	EUR	4 712	952
M.A.I.L. Gamma Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Immobilien Invest Prag Alpha Verwaltungs GmbH & Co. KEG, Wien	100,0	100,0			
M.A.I.L. Immobilien Invest Prag Beta Verwaltungs GmbH & Co. KEG, Wien	100,0	100,0			
M.A.I.L. Immobilien Invest Prag Beta Verwaltungs-GmbH, Wien	100,0	100,0			
M.A.I.L. Immobilien Invest Prag I Verwaltungs GmbH, Wien	100,0	100,0			
M.A.I.L. Porperty Invest GmbH & Co. Delta KEG, Wien	100,0	100,0			
M.A.I.L. Private Equity GmbH & Co. Primera KEG, Wien	100,0	100,0			
M.A.I.L. Private Equity GmbH & Co. Sekunda KEG, Wien	100,0	100,0			
M.A.I.L. Private Equity GmbH, Wien	100,0	100,0			
M.A.I.L. Property Invest GmbH & Co. Gamma KEG, Wien	100,0	100,0			
M.A.I.L. Stratos Real Sp.z.o.o., Warschau	100,0	100,0			
M.A.I.L. Warschau Property Invest Alpha GmbH, Wien	100,0	100,0			
M.A.I.L. Zeta Real Estate Management s.r.o., Prag	100,0	100,0			
M.W. Hotelbesitz GmbH, Wien	100,0	100,0			
Manfred Handbüchler GmbH, Wien	100,0	100,0			
Marienplatz Großgarage GmbH, München	66,7	66,7	EUR	557	210
Maritime Sicherheiten GmbH, Hamburg	100,0				
Marivaturist d.d. i. L., Makarska	81,8	81,8	HRK	9 225	-422
Maschinen + Anlagen Investitions-Leasing GmbH, Wien	100,0	100,0			
Mather MA Leasing GmbH & Co OHG, Wien	100,0	100,0			
MC events & musicpromotions GmbH, Wien	51,0	51,0	EUR	-267	-302
MC Marketing GmbH, Wien	51,0	51,0			
MC Retail GmbH, Wien	100,0	100,0	EUR	1 327	-994
Media Magnus Sp.z.o.o., Warschau	100,0	100,0			
Megacult Marketing for the Masses GmbH, Köln	51,0	51,0			
MERCATOR Industrie- und Büro-Center GmbH & Co. Verwaltungs KG, München	100,0	100,0			
Mercator Industrie- und Büro-Center GmbH, München	100,0	100,0			
MERIAN Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	[1]
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg	100,0	100,0	EUR	12 587	580
MILLETERRA Gesellschaft für Immobilienverwaltung mbH, München (Stimmrechtsanteil: 0%)	100,0	100,0	EUR	25	[1]
Mindelo Holdings B.V., Amsterdam	100,0	100,0			
MLI Münchener Leasing & Investition Dreizehnte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Elfte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Fünfzehnte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Vierzehnte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Siebte GmbH, München	100,0	100,0			
Mobility Concept GmbH, München	60,0	60,0	EUR	3 382	1 424

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Motion Picture Markets GmbH & Co KG, München	50,0	50,0			
Motion Picture Production GmbH, München	51,2	51,2			
Motor-Finanz GmbH, Bremen	100,0	100,0	EUR	79	[1]
Movie Market Beteiligungs GmbH, München	100,0	100,0			
Movie Market Dritte Produktions GmbH, München	100,0	100,0			
Movie Market Erste Produktions GmbH, Grünwald	100,0	100,0			
Movie Market Zweite Produktions GmbH, Grünwald	100,0	100,0			
Murau GmbH, Hamburg	100,0	100,0			
Mutnegra Beteiligungs- und Verwaltungs-GmbH, Hamburg	100,0	100,0			
MY Drei Handels GmbH, Wien	100,0	100,0			
MY Eins Handels GmbH, Wien	100,0	100,0			
MY Fünf Handels GmbH, Wien	100,0	100,0			
MY Sechs Handels GmbH, Wien	100,0	100,0			
MY Vier Handels GmbH, Wien	100,0	100,0			
MY Zwei Handels GmbH, Wien	100,0	100,0			
Nadinion Objekt Huestraße GmbH & Co. KG, München	100,0	100,0	EUR	23 078	1 733
Nadinion Verwaltungsgesellschaft mbH, München	100,0	100,0			
NIB Norddeutsche Innovations- und Beteiligungsgesellschaft mbH, Hamburg	100,0	100,0	EUR	16 020	474
NRS Grundstücksverwaltungsgesellschaft mbH i. L., München	100,0	100,0			
Objekt Prima v.o.s., Prag	100,0	100,0			
Objekt Tertia v.o.s., Prag	100,0	100,0			
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, München	100,0	100,0	EUR	−2 090	−23
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, München	100,0	100,0			
Olos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Omnia Grundstücks-GmbH & Co. Betriebs KG, München	100,0	94,0	EUR	0	176
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, München	100,0	94,0			
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, München	100,0	94,0			
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, München	100,0	94,0	EUR	26	[1]
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, München	100,0	100,0			
Omnia Grundstücks-GmbH, München	100,0	100,0			
OOO CA IB Corporate Finance Limited Liability Company, Moskau	100,0	100,0			
Orestos Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	10 149	[1]
Othmarschen Park Hamburg GmbH & Co. Centerpark KG, München	100,0	100,0			
Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG, München	100,0	100,0			
Othmarschen Park Hamburg Wohn- und Gewerbepark GmbH, München	51,0	51,0			
Palais Rothschild Vermietung GmbH, Wien	100,0	100,0			
Palais Rothschild Vermietungs GmbH & Co OEG, Wien	100,0	100,0			
Parkhotel Radebeul Betriebsgesellschaft mbH, Radebeul	100,0	100,0			
PARUS Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0			
PATIO Beteiligungsverwaltung AG i. L., Wien	66,5	66,5			
Paytria Unternehmensbeteiligungen Gesellschaft m.b.H., Wien	100,0	100,0			
PBK Inwestycje Spólka Akcyjna, Warschau	100,0	100,0	PLN	−53 331	−68 784

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
PBK Leasing Spólka Akcyjna, Warschau	100,0	100,0	PLN	27300	4174
PBK Property Sp.z.o.o., Warschau	100,0	100,0	PLN	24339	1482
P-Büroorganisations GmbH, Wien	100,0	100,0			
Pegasus Bauträger GmbH, München	100,0	93,9	EUR	26	1
Pegasus Project Stadthaus Halle GmbH, München	100,0	93,9	EUR	26	1
Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, München	100,0		EUR	-4405	-1712
Perterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	1
Petrion Verwaltungsgesellschaft mbH, München	100,0	100,0			
Phantus Hotel Betriebsgesellschaft mbH i. L., München	100,0	100,0			
PKBL Spólka Akcyjna, Warschau (Stimmrechtsanteil: 84,8%)	84,5	84,5	PLN	-29086	-27673
Plan Trade Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	1
PlanetHome AG, München (Stimmrechtsanteil: 99,9%)	90,8		EUR	24482	3
Plottos Verwaltungsgesellschaft mbH, München	100,0	100,0			
Portia Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, München	100,0	100,0			
Primeo Fund Limited, George Town	100,0	100,0	USD	0	37.389
ProEkoPlast Spólka Akcyjna, Lask	99,5	99,5	PLN	-1811	-4343
Prunus Immobilien- und Vermietungs GmbH, München	100,0	100,0	EUR	-7363	56
Quadraterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	1
Quinterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	1
RAILTERRA Immobilienverwaltungs GmbH, München	100,0	100,0			
Randus Beteiligungs GmbH, München	100,0	100,0	EUR	26	1
Real Invest Immobilien GmbH, Wien	100,0	100,0			
Real Invest Property GmbH & Co Zeta KEG, Wien	100,0	100,0			
Real Invest Property GmbH & Co. Eta KEG, Wien	100,0	100,0			
Real Invest Property GmbH, Wien	100,0	100,0	EUR	18	838
Real Invest Property Invest GmbH & Co. Epsilon KEG, Wien	100,0	100,0			
Real Invest Vermögensberatung GmbH, Wien	100,0	100,0	EUR	130	1
Rechenzentrum Vostrovsky GmbH, Wien	100,0	100,0			
REMU Grundstücksverwaltungsgesellschaft mbH, München	100,0	100,0	EUR	281	1
RE-St.Marx Holding GmbH, Wien	100,0	100,0			
Rest-Investment Sp.z.o.o., Warschau	100,0	100,0			
RHOTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	1
Richland Hills Center L.P., Dallas	100,0	100,0	USD	5822	387
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, München	100,0	100,0	EUR	3625	-112
Roncasa Immobilien-Verwaltungs GmbH, München	90,0	90,0	EUR	-15492	-905
Rosedale Beherr B.V., Amsterdam	100,0	100,0			
Rosenthal Beteiligungs GmbH, München	100,0	100,0	EUR	-1590	-259
Rotus Immobilien-Verwaltungs GmbH & Co. Objekt Eggenfeldener Straße KG i. L., München	97,0	97,0			
Rotus Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	26	1
Rubin Real v.o.s., Prag	100,0	100,0	CZK	1000	10489
Rudolf Piber 2001 GmbH, Wien	100,0	100,0			
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, München	100,0	100,0	EUR	1534	1
Salvatorplatz-Grundstücksgesellschaft mbH, München	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, München	100,0	100,0			
Saphira Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Sas-Real Kft., Budapest	100,0	100,0			
SB Nekretnine d.o.o., Split	100,0	100,0	HRK	531	-14
SCB Industriebeteiligungen 1989 Gesellschaft m.b.H., Wien	100,0	100,0	EUR	-10576	3
Schäfflerhof Objektgesellschaft Beteiligungs-GmbH, München	100,0	100,0			
Schäfflerhof Objekt-GmbH & Co. KG, München	100,0	100,0	EUR	3612	1
Schloßberg-Projektentwicklungs-GmbH und Co 683 KG, München	100,0	100,0			
Schoeller Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Wien	100,0	100,0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. »Neues Wohnen« KG, München	100,0	100,0	EUR	-4451	-1229
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, München	90,0	90,0			
Schönefeld Wohn- und Gewerbebau GmbH, München	100,0	100,0			
Selfoss Beteiligungsgesellschaft mbH, München	100,0	100,0			
SFB Stockerauer Finanzierungsberatungs- und Beteiligungsgesellschaft m.b.H., Stockerau	99,8	99,8	EUR	-149	173
SFS Financial Services GmbH, Wien	100,0	100,0			
SIA VereinsLeasing Riga, Riga	100,0	100,0			
Sigma Holding Ingatlanszolgaltato Kft., Budapest	95,0	95,0	HUF	1552	-404
Simon Verwaltungs-Aktiengesellschaft, Düsseldorf	<100,0		EUR	2917	-106
Sirius Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0	EUR	-143835	1
sm-end-2-end.de AG, München	100,0		EUR	1997	102
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, München	100,0	100,0	EUR	-28311	-8
Solos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
SR Immobilien Verwaltungs GmbH, München	100,0		EUR	2793	53
STARS Geschäftsführungs- und Verwaltungs-GmbH, München	100,0				
STARS GmbH & Co. KGaA, München	100,0				
Status Vermögensverwaltung GmbH, Hamburg	100,0	100,0	EUR	1500	-201
Stratos Real Sp.z.o.o, Warschau	100,0	100,0	PLN	51636	-9885
Structured Lease GmbH, Camin	100,0	100,0	EUR	2750	1
Synterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	1
T& P Frankfurt Development B.V., Amsterdam	87,5	87,5	EUR	-7001	143
T& P Vastgoed Stuttgart B.V., Amsterdam	87,5	87,5	EUR	-16288	-37
Tai Tam Limited, London	100,0		GBP	137	137
TC-QUINTA Projektverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
TC Projektverwaltungsges.m.b.H., Wien	100,0	100,0	EUR	-1222	-102
TC-Quarta Projektverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
TC TERTIA Projektverwaltungsgesellschaft mbH, Wien	100,0	100,0			
TCHA Immobilien Verwaltungs GmbH Berlin, Berlin	100,0	100,0			
TC-PRIMA Projektverwaltungs Gesellschaft m.b.H., Wien	100,0	100,0	EUR	-959	486
TC-QUINTA Immobilienbeteiligungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	-1160	-244
TC-SECUNDA Projektverwaltungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	-4017	-709
Teledata Consulting und Systemmanagement Gesellschaft m.b.H., Wien	100,0	100,0			
Teleticket Eventpromotion Ges.m.b.H., Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
TERRA MAGNA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	1
TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG, München	75,0	75,0	EUR	−228 517	356
TERRENO Grundstücksverwaltung GmbH & Co. Objektgesellschaft Grillparzerstraße KG, München	75,0		EUR	−12 805	24
TERRENO Grundstücksverwaltung GmbH, München	75,0	75,0			
Terronda Development B.V., Amsterdam	100,0	100,0			
The Harmony Limited Partnership, George Town	56,4	56,4	USD	42 779	2 840
The Rhapsody Limited Partnership, George Town	56,4	56,4	USD	43 022	2 689
Theta Fünf HandelsgmbH, Wien	100,0	100,0			
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
TL Dritte Tank Leasing Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
TL Zweite Tank Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
Transterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	1
Treuconsult Beteiligungsgesellschaft m.b.H. & Co Bürogebäude Obere Donaustraße 17–19 Revitalisierungs KG, Wien	100,0	100,0	EUR	−11 910	195
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Arbeiterheim Favoriten Revitalisierungs KG, Wien	99,4	99,4	EUR	−14 173	−457
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co. Wohnpark Paltaufgasse Vermietungs KG, Wien	74,5	74,5	EUR	−11 627	−649
Treuconsult Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	108 138	4 518
Treuconsult BeteiligungsgesmbH u. Co. Palais Leitenberger Revitalisierungs KG, Wien	83,9	83,9	EUR	−31 313	−1 501
Trinitrade Vermögensverwaltungs-Gesellschaft mit beschränkter Haftung, München	100,0				
Triple A Rating Advisors Beratung GmbH, Wien	100,0	100,0			
TRITERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	1
Triton Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	1
Ubiterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	−2 078	−262
Union Verwaltungs- und Treuhand-Gesellschaft mit beschränkter Haftung, Hamburg	100,0	100,0	EUR	376	−236
Universale International Realitäten GmbH, Wien	100,0	100,0	EUR	177 778	12 890
Konzern mit Tochterunternehmen:					
Dritte Unipro Immobilien-Projektierungs GmbH & Co. Judith-Auer-Straße KG, Berlin	100,0	100,0			
Dritte UNIPRO Immobilien-Projektierungsgesellschaft m.b.H, Berlin	100,0	100,0			
Erste UNIPRO Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100,0	100,0			
GRUWA Grundbau und Wasserbau GmbH, Berlin	100,0	100,0			
ISB Universale Bau GmbH, Brandenburg	100,0	100,0			
PMG Bauprojektmanagement Gesellschaft m.b.H. & Co. Finanzierungs OEG, Wien	100,0	100,0			
Rana-Liegenschaftsverwertung GmbH, Wien	99,9	99,9			
UIB Universale Bau Holding Gesellschaft m.b.H., Berlin	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
Universale International Gesellschaft m.b.H., Wien	100,0	100,0			
Universale International Poland Sp.z.o.o., Warschau	100,0	100,0			
Universale International Projektmanagement GmbH, Berlin	100,0	100,0			
Universale International Projektszervezesi Kft., Budapest	100,0	100,0			
Universale International Sp.s.r.o., Prag	100,0	100,0			
Zapadni Trgovacki Centar d.o.o., Rijeka	100,0	100,0			
Zweite Unipro Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100,0	100,0			
US Office VII L.P., Dallas	100,0	100,0			
US Property Investments Inc., Dallas	100,0		USD	2 294	3 318
V.M.G. Vermietungsgesellschaft mbH, München	100,0	100,0			
VBII Industrie und Immobilien GmbH, Hamburg	100,0	100,0	EUR	6 038	99
VCI Volta Center Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	–23 786	0
Verba Verwaltungsgesellschaft mbH, München	100,0		EUR	2 396	934
Vereinsbank Leasing International GmbH & Co KG, Hamburg	100,0	10,0	EUR	405	–1 072
Vereinsbank Leasing International Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
VereinWest Overseas Finance (Jersey) Limited, St. Helier	100,0				
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	100,0		EUR	708	3,6
Vintners London Investments (Nile) Limited, George Town, (Stimmrechtsanteil 51,0%)	82,6	82,6	EUR	348 716	42
Vivaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	26	1
VOTIV Versicherungsvermittlungs-GesmbH, Wien	100,0	100,0			
VuWB Investments Inc., New York	100,0	100,0			
VVB Gesellschaft zur Vermittlung von Finanzdienstleistungen mbH, München	100,0	80,0			
VWP Facility Management Gesellschaft m.b.H., Götzis	100,0	100,0			
WAVE Solutions Hungary Bank es penzügytechnikai Tanacsada Kft., Budapest	100,0	100,0	HUF	35 860	2 698
WBT West Bouw Toelevering B.V., JV Zwolle	100,0	100,0	EUR	12 801	1 351
WBT Wohnpark Markhofgasse Vermietungs-GmbH, Wien	100,0	100,0	EUR	–2 643	–446
WEAG Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	3 029	625
Westfalen Corporate Finance GmbH, Bochum	100,0	100,0			
Westfalen Credit Services GmbH, Bochum	100,0	100,0			
Westfalen Kapitalverwaltungsgesellschaft mbH, Bochum	100,0	100,0	EUR	511	1
Wiesen Festival and Concerts Veranstaltungs GmbH, Wiesen am Roslienengebirge	51,0	51,0	EUR	–422	–309
Wirtschaftsverein der MitarbeiterInnen der Bank Austria Creditanstalt, reg.Gen.m.b.H., Wien	54,7	54,7	EUR	262	1
Wochenkurier Verlagsgesellschaft mbH, Hagen	75,0	75,0	EUR	435	378
Workforce Informationstechnik Gesellschaft m.b.H., Wien	100,0	100,0			
ZETA Acht Handels GmbH, Wien	100,0	100,0			
ZETA Fünf Handels GmbH, Wien	100,0	100,0			
ZETA Neun Handels GmbH, Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
2 Gemeinschaftsunternehmen (Joint Ventures)[5]					
2.1 Gemeinschaftsunternehmen von untergeordneter Bedeutung					
2.1.1 Kreditinstitute					
FSB FondsServiceBank GmbH, Unterhaching	50,0	50,0	EUR	12786	[1]
2.1.2 Sonstige Unternehmen					
CGE Power Limited, London	33,3	33,3			
Global Life Science Limited Partnership, St. Peter Port	25,0		EUR	16144	−7966
Heizkraftwerk Cottbus Verwaltungs GmbH, München	33,3		EUR	108	462
Heizkraftwerke-Pool-Verwaltungs-GmbH, München	33,3		EUR	149	573
Interfinanziaria S. A., Lugano	33,3	33,3	CHF	2365	−1
memIQ i. L., Haar	46,7				
N665UA Offshore GP, LLC, Wilmington	33,3	33,3			
N665UA Offshore OP, L.P., Wilmington	33,2	33,2			
New Elaine UK Ltd., London	31,8	31,8	EUR	13189	−1504
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50,0	50,0			
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50,0	50,0	EUR	30183	−181
UBF Mittelstandsfinanzierungs AG, Wien	24,1	24,1	EUR	14365	−927
Udeko Handelsgesellschaft mbH, Luxemburg	25,0	25,0			
3 Assoziierte Unternehmen[5]					
3.1 At-Equity bewertete assoziierte Unternehmen					
3.1.1 Kreditinstitute					
Adria Bank Aktiengesellschaft, Wien	25,5	25,5	EUR	30028	−263
Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt (Stimmrechtsanteil: 37,3%)	36,0	36,0	EUR	230873	14836
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck (Stimmrechtsanteil: 46,6%)	47,4	47,4	EUR	318728	30975
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	24,1	24,1	EUR	263209	16008
International Moscow Bank, Moskau	46,0		USD	276751	89406
Investkredit Bank AG, Wien	28,1	28,1	EUR	409601	90792
Oberbank AG, Linz (Stimmrechtsanteil: 34,6%)	33,6	33,6	EUR	502552	38389
Oesterreichische Kontrollbank Aktiengesellschaft, Wien	49,2	49,2	EUR	227269	19053
3.1.2 Sonstige Unternehmen					
Im Teilkonzernergebnis der Bank Austria Creditanstalt Leasing GmbH, Wien (s.u. »Verbundene Unternehmen/ in den Konzernabschluss einbezogen«) enthalten:					
Bank Austria Creditanstalt Fuhrparkmanagement GmbH, Wien	50,0	50,0			
Bank Austria Leasing IMMORENT Immobilienleasing GmbH, Wien	50,0	50,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Die Erste-Immorent-Z-Einrichtungshausverwertungsgesellschaft m.b.H., Wien	33,2	33,2			
Eurolease Immorent Grundverwertungsgesellschaft m.b.H., Wien	50,0	50,0			
HYPO-BA Leasing Süd GmbH, Klagenfurt	50,0	50,0			
Immorent-Theta Grundverwertungsgesellschaft m.b.H., Wien	50,0	50,0			
INPROX Osijek d.o.o., Zagreb	50,0	50,0			
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H., Gerasdorf	40,0	40,0			
LBL drei Grundstückverwaltung Gesellschaft m.b.H., Wien	33,4	33,4			
Liba Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	50,0	50,0			
Neubau Augasse 9 Errichtungs- und Vermietungsgesellschaft m.b.H., Wien	50,0	50,0			
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H., Wien	50,0	50,0			
Palatin Grundstückverwaltungs Gesellschaft m.b.H., Stockerau	50,0	50,0			
Purge Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	50,0	50,0			
Rembra Leasing Gesellschaft m.b.H., Wien	50,0	50,0			
RENAULT LEASING CZ, s.r.o., Prag	50,0	50,0			
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H., Wien	50,0	50,0			
Schul- und Amtsgebäude Grundstücksverwaltungsgesellschaft m.b.H., Graz	33,3	33,3			
Schulerrichtungsgesellschaft m.b.H., Wien	50,0	50,0			
Steyba Grundstücksverwaltungsgesellschaft m.b.H., Wien	50,0	50,0			
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H., Wien	50,0	50,0			
3.2 Assoziierte Unternehmen von untergeordneter Bedeutung					
3.2.1 Kreditinstitute					
»AirPlus« Air Travel Card Vertriebsgesellschaft m.b.H., Wien	33,3	33,3	EUR	8 427	767
Banco Interfinanzas S.A., Buenos Aires	50,0	50,0	EUR	15 603	-14 510
Europay Austria Zahlungsverkehrssysteme GmbH, Wien	23,9	23,9	EUR	33 388	8 154
Kapital-Beteiligungs Aktiengesellschaft, Wien	20,0	20,0	EUR	8 694	182
Notartreuhandbank AG, Wien	25,0	25,0	EUR	12 275	2 874
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Wien	50,0	50,0	EUR	27 205	1 507
Schwäbische Bank AG, Stuttgart	25,1		EUR	20 546	2 632
Wiener Kreditbürgschaftsgesellschaft m.b.H., Wien	24,5	24,5	EUR	5 055	4
3.2.2 Sonstige Unternehmen					
»Gesfö« Gemeinützige Bau- und Siedlungsgesellschaft m.b.H., Wien	25,1	25,1	EUR	4 776	361
»Uni« Gebäudemanagement GmbH, Linz	50,0	50,0			
Allgemeine Baugesellschaft-A.Porr AG & Universale-Bau AG, OHG zur Errichtung von Eigentumswohnungen, Wien	50,0	50,0	EUR	122	260

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
BA-CA-Gebäudevermietungsgesellschaft m.b.H., Wien	50,0	50,0	EUR	501	428
CALG 435 Grundstückverwaltung GmbH, Wien	50,0	50,0			
Center Heinrich-Collin-Straße 1 Vermietungs GmbH, Wien	49,0	49,0			
CMP Fonds I GmbH, Berlin (Stimmrechtsanteil: < 25,0%)	32,7		EUR	32 423	-2 690
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co. Grundstücks-KG, Deggendorf	50,0	50,0			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf	50,0	50,0			
Dospa Immobilien Leasing Gesellschaft m.b.H., Wien	25,0	25,0			
EBPP Electronic Bill Presentment and Payment GmbH, Wien	31,0	31,0	EUR	2 882	-2 506
Euro Synergies Management S.A., Paris	20,0				
Europacenter Kft., Budapest	50,0	50,0	HUF	446 681	55 173
Hofgarten Grundbesitz Verwaltung GmbH, Berlin	49,6	49,6			
Hofgarten Real Estate B.V., Amsterdam	47,2	47,2	EUR	-48 771	-313
Infrastruktur Planungs- und Entwicklungs GmbH, Wien	45,0	45,0			
itp Finanzservice Verwaltungsgesellschaft mbH, Salzkotten	30,0				
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	45,6	45,6	EUR	5 473	2 098
Leasing 439 GmbH, Wien	50,0	50,0			
Lorit Immobilien Leasing Gesellschaft m.b.H., Wien	25,0	25,0			
Miedzybankowe Centrum Gotowki Sp.z.o.o., Krakau	25,0	25,0	PLN	8 378	679
Mizuho Corporate Bank – BA Investment – Consulting GmbH, Wien	50,0	50,0			
MOC Verwaltungs GmbH & Co. Immobilien KG, München	23,0	23,0			
MOC Verwaltungs GmbH, München	23,0	23,0			
MUC-Gewerbepark Hallbergmoos GmbH & Co. Grundstückserschließungs-KG i. L., München	40,0	40,0	EUR	215	9 643
Oberbank KB-Leasing Gesellschaft m.b.H., Linz	24,0	24,0			
Österreichische Wertpapierdaten Service GmbH, Wien	29,5	29,5			
P&U Büro- und Wohnparkerrichtungsges.m.b.H., Wien	40,0	40,0	EUR	-603	-317
PHG POS – Handelsgesellschaft m.b.H., Wien	33,3	33,3			
Podlaskie Centrum Rolno-Towarowa S.A., Bialystok (Stimmrechtsanteil: 21,3%)	28,1	28,1	PLN	10 228	46
Polska Prasa Lokalna Holding, Sniadowa	33,8	33,8			
Polskie Sieci Teleinformatyczne S.A., Katowice (Stimmrechtsanteil: 25,0%)	44,1	44,1			
Secaron AG, Hallbergmoos	24,9				
S-Informatik Gesellschaft m.b.H., Wien	40,0	40,0			
SK BV Grundstücksentwicklung GmbH & Co. KG, Köln	25,0	25,0	EUR	-1 076	257
SK BV Grundstücksentwicklung Verwaltung GmbH, Köln	50,0	50,0			
Sparkassen-Haftungs Aktiengesellschaft, Wien	28,3	28,3			
Tishman Speyer Berlin GmbH & Co. Friedrichstraße KG, Berlin (Stimmrechtsanteil: 47,9%)	49,0	6,0	EUR	-286 087	-13 571
Towarzystwo Ubezpieczen na Zycie Royal PBK Spólka Akcyjna, Warschau	20,1	20,1	PLN	15 005	-30 929
Unitas Wohnbau Ges.m.b.H., Wien	49,0	49,0			
WED Holding Gesellschaft m.b.H., Wien	48,1	48,1	EUR	11 548	0
Wika Leasing Gesellschaft m.b.H., Wien	25,0	25,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
4 Beteiligungen ohne maßgeblichen Einfluss mit einer Anteilsquote von 20% bis 50%[5]					
4.1 Kreditinstitute					
Bank Medici AG, Wien	25,0	25,0	EUR	5 748	–282
Clearing Bank Hannover AG i. L., Hannover	20,0		EUR	3 371	–4 008
Deutsche Schiffsbank AG, Bremen/Hamburg	20,0	20,0	EUR	423 934	49 055
Wüstenrot stambena stedionica d.d., Zagreb	25,0	25,0	HRK	11 429	–8 417
4.2 Sonstige Unternehmen					
Airport Munich Logistic and Services GmbH, München	49,0	49,0			
Allianz Immobilienfonds GmbH & Co. 2 KG, München	41,7	41,7			
AVW Albrecht Vermögensverwaltung Aktiengesellschaft, Buxtehude	44,6	44,6	EUR	16 472	2 441
baulog Baustellenlogistik Potsdamer Platz GmbH i. L., Berlin	24,0	24,0			
Bavaria Filmkunst GmbH, München	20,6		EUR	5 655	542
BayBG Bayerische Beteiligungsgesellschaft mbH, München	22,5		EUR	87 534	2 571
BC European Capital VII-12 L.P., St. Peter Port	36,8		EUR	50 186	–2 525
Beteiligung MPV Projektentwicklung GmbH, Hamburg	50,0	50,0			
BioM Venture Capital GmbH & Co. Fonds KG, Planegg	23,5		EUR	8 229	–430
Blue Capital Equity III GmbH & Co. KG, Hamburg (Stimmrechtsanteil: 16,7%)	25,0	25,0			
Budapesti Ertektözsde Rt., Budapest	25,2	25,2	HUF	4 348 552	0
C.I.M. Beteiligungen 1998 GmbH, Wien	33,3	33,3			
C.I.M. Unternehmensbeteiligungs- und Anlagenvermietungs GmbH, Wien	33,3	33,3			
C.I.M. Verwaltung und Beteiligungen 1999 GmbH, Wien	33,3	33,3			
CBCB – Czech Banking Credit Bureau, a.s., Prag	20,0	20,0	CZK	1 202	3 406
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG, Frankfurt/Main (Stimmrechtsanteil: 39,7%)	39,9	4,0	EUR	–2 072	–1 895
Doughty Hanson & Co. Technology Limited Partnership Number 3, London (Stimmrechtsanteil: 0%)	22,3		USD	14 426	–193
Drosbach Holding (Luxemburg) S. A., Luxemburg	25,0	25,0			
Engelbert Rütten Verwaltungsgesellschaft Kommanditgesellschaft, Düsseldorf	30,2				
Euro Synergies Founder S. A., Luxemburg	20,0				
evosoft Holding GmbH, Nürnberg	49,0	49,0	EUR	4 361	1 149
formac Beteiligungsgesellschaft mbH, Hamburg	33,3	33,3	EUR	–4 170	0
GermanIncubator Erste Beteiligungs GmbH, München (Stimmrechtsanteil: 9,9%)	39,6		EUR	–4 356	–942
GI Ventures Aktiengesellschaft, München	20,8		EUR	991	–748
Giro Bankkártya Rt., Budapest	25,4	25,4	HUF	477 026	46 392
Golden Arrow Fund, Perth	23,7		AUD	25 673	4 323
H.F.S. Immobilienfonds Deutschland 13 KG, München	38,5	38,5			
H.F.S. Zweitmarktfonds Deutschland 2 GmbH & Co. KG, München	50,0	50,0			
Hansa-Nord-Lux Managementgesellschaft, Luxemburg	50,0	50,0	EUR	1 731	527
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg	31,3	31,3	EUR	26 060	1 096
Hotel Rügen Betriebs- und Management GmbH, Frankfurt/Main	25,2	25,2			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
HP IT-Solutions GmbH, Innsbruck	28,6	28,6			
Immobilien Vermietungs GmbH & Co Projekt					
Gumpendorferstraße 140 KEG, Wien	46,3	46,3			
Interbrau GmbH, Hamburg	36,5	36,5	EUR	705	-574
INVESCO Real Estate Germany L.L.C., Wilmington	24,9				
INVESCO Real Estate Germany L.P., Wilmington	24,7				
INVESCO Real Estate GmbH, München	24,9				
Kappa IT Ventures Beteiligungs GmbH, Bonn					
(Stimmrechtsanteil: 13,4%)	48,6		EUR	-4729	-732
KAPPA IT VENTURES Zweite Beteiligungs GmbH, Bonn	38,6		EUR	-9550	-1086
Köhler & Krenzer Fashion AG, Ehrenberg	< 50,0		EUR	29780	3496
M.A.I.L. Immobilien Gesellschaft m.b.H. & Co. KG, Wien	50,0	50,0			
mm LiegenschaftsbesitzgmbH, Wien	26,7	26,7	EUR	27121	-4313
Motion Picture Markets Holding GmbH, Grünwald	33,3	33,3			
Mozfund (Proprietary) Limited, Sandton					
(Stimmrechtsanteil: 12,5%)	40,0				
MPV Projektentwicklung GmbH & Co. Objekt					
Schwerin-Krebsförden KG, Hamburg	50,0	50,0			
Mühoga Münchner Hochgaragen Gesellschaft mit					
beschränkter Haftung, München	25,0	25,0	EUR	2399	1546
OTEGAU Ostthüringer Entwicklungsgesellschaft mbH Arbeit					
und Umwelt, Gera	23,4				
PTP Liegenschaftsentwicklung AG, Wien	25,0	25,0	EUR	2047	-242
Ramius Capital Group, L.L.C., New York	24,9	24,9	EUR	128747	14789
Ramius HVB Partners LLC, Wilmington	24,9	24,9	USD	80000	13997
Realitäten-Development GmbH, Wien	26,7	26,7			
Saubermacher Dienstleistungs AG, Graz	50,0	50,0	EUR	13692	1082
Sentient Global Resources Fund I, L.P., George Town					
(Stimmrechtsanteil: 0%)	24,4		USD	67275	1461
Sitlog GmbH, Schwandorf	26,0	26,0	EUR	41	4950
Spree Galerie Hotelbetriebsgesellschaft mbH, München	50,0	50,0	EUR	255	-1022
Städtebauliche Entwicklungsgesellschaft Kelkheim/Ts mit					
beschränkter Haftung, Kelkheim/Taunus	40,0				
Technologie- und Gründerzentrum Gera GmbH, Gera	23,8				
The Global Life Science Ventures Fonds II GmbH & Co. KG,					
München (Stimmrechtsanteil: 0%)	27,4		EUR	9492	-3734
The St. Margarets Limited Partnership, George Town	20,9	20,9	USD	107720	2033
The Williams Group, L.P., New York (Stimmrechtsanteil: 0%)	22,0	22,0			
VB Private Equity Fund I GbR, Hamburg	25,0	25,0	EUR	13017	6892
Wolny Obszar Gospodarczy Spólka Akcyjna, Gdynia	33,6	33,6	PLN	17920	1268

Name und Sitz	Stimmrechtsanteil in %	
	insgesamt	davon mittelbar § 16 Abs. 4 AktG

5 Beteiligungen an großen Kapitalgesellschaften, bei denen die Beteiligung 5% der Stimmrechte überschreitet und der Ausweis nicht bereits unter Anteilsbesitz ab 20% erfolgt ist

Name und Sitz	insgesamt	davon mittelbar § 16 Abs. 4 AktG
Advanced Photonics Technologies AG, Bruckmühl	13,5	13,5
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main	15,4	2,5
Austrian Payment Systems Services (APSS) GmbH, Wien	11,8	11,8
Babcock & Brown Limited, Sydney	8,4	
Banca di Trento e Bolzano S.p.A., Trient[7]	11,7	
Bank Austria Creditanstalt Versicherung AG, Wien	10,0	10,0
Commercial Union Powszechne Towarystwo Emerytalne BPH CU WBK S.A, Warschau	10,0	10,0
ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt/Main	6,0	
debis AirFinance B.V., Amsterdam	15,0	
EURO Kartensysteme Gesellschaft mit beschränkter Haftung, Frankfurt/Main	6,0	
GZS Gesellschaft für Zahlungssysteme mit beschränkter Haftung, Frankfurt/Main	6,2	
Herlitz AG, Berlin	13,1	
Krajowa Izba Rozliczeniowa S.A., Warschau	11,5	11,5
Münchener Rückversicherungs-Gesellschaft AG, München	< 10,0	
NCD Niederlandse Cement Deelnemingsmaatschappij B.V., Nieuwegein	17,6	17,6
ProAreal GmbH, Wiesbaden	10,0	
Rhön-Klinikum AG, Bad Neustadt (Kapitalanteil: 18,5%)	27,7	
Société Générale de Banques au Sénégal S.A., Dakar	5,6	
Société Générale de Banques en Côte d'Ivoire S.A., Abidjan	5,1	
Union Versicherungs-Aktiengesellschaft, Wien	10,0	10,0
Unternehmens Invest AG, Wien	13,0	13,0
VBW Bauen und Wohnen GmbH, Bochum	10,1	10,1
Wschodni Bank Cukrownictwa SA, Lublin	10,9	10,9
Wüstenrot & Württembergische AG, Stuttgart	7,5	

Name und Sitz	Kapitalanteil der Bayerische Hypo- und Vereinsbank AG in %	Gezeichnetes Kapital in Mio €
6 Weitere ausgewählte Beteiligungen unter 20%		
6.1 Kreditinstitute		
Bayerische Garantiegesellschaft mbH für mittelständische Beteiligungen, München	10,5	0,4
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	4,3	3,2
Bürgschaftsbank Brandenburg GmbH, Potsdam	7,8	7,4
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	9,1	8,1
Bürgschaftsbank Sachsen GmbH, Dresden	4,8	13,1
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	8,9	8,4
Bürgschaftsbank Schleswig-Holstein GmbH, Kiel	6,0	3,6
Bürgschaftsbank Thüringen GmbH, Erfurt	8,7	12,9
Bürgschaftsgemeinschaft Hamburg GmbH, Hamburg	10,5	10,9
Liquiditäts-Konsortialbank GmbH, Frankfurt/Main	5,2	200,0
6.2 Sonstige Unternehmen		
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	9,1	2,8
Börse Düsseldorf AG, Düsseldorf	3,0	5,0
ERGO Versicherungsgruppe Aktiengesellschaft, Düsseldorf	< 5,0	196,3
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8,7	2,9
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11,6	5,7
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern, Schwerin	15,4	5,1
Mittelständische Beteiligungsgesellschaft Niedersachsen (MBG) mbH, Hannover	8,2	0,9
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11,8	10,4
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	12,7	6,5
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13,4	9,9
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8,7	0,8

Devisenkurse für 1 Euro zum 31.12.2004

Australien	1 Euro =	1,7459	AUD
Brasilien	1 Euro =	3,6242	BRL
Bulgarien	1 Euro =	1,95583	BGN
Großbritannien	1 Euro =	0,70505	GBP
Japan	1 Euro =	139,65	JPY
Kanada	1 Euro =	1,6416	CAD
Kroatien	1 Euro =	7,6696	HRK
Lettland	1 Euro =	0,6979	LVL
Polen	1 Euro =	4,0845	PLN
Rumänien	1 Euro =	39 390,–	ROL
Russische Föderation	1 Euro =	37,83	RUB
Schweiz	1 Euro =	1,5429	CHF
Singapur	1 Euro =	2,2262	SGD
Slowakische Republik	1 Euro =	38,745	SKK
Slowenien	1 Euro =	239,76	SIT
Tschechische Republik	1 Euro =	30,464	CZK
Ukraine	1 Euro =	7,24	UAH
Ungarn	1 Euro =	245,97	HUF
USA	1 Euro =	1,3621	USD

Anmerkungen und Erläuterungen

Bei Prozentangaben, die mit einem < oder > versehen sind, ergibt sich der angegebene Zahlenwert durch kaufmännische Rundung auf eine Nachkommastelle. So entsprechen <100,0% beispielsweise 99,99% oder >0,0% beispielsweise 0,01%.

[1] Ergebnisübernahme durch Gesellschafter.

[2] Mit folgenden Gesellschaften hat die HypoVereinsbank AG Ergebnisabführungsverträge abgeschlossen:

Gesellschaft	Ergebnisübernahme in Tsd €
[2.1] Financial Markets Service Bank GmbH, München	-1 444
[2.2] INDEXCHANGE Investment AG, Unterföhring	9 136
[2.3] HVB Informations-Verarbeitungs-GmbH, München	9 375
[2.4] HVB Systems GmbH, München	8 636
[2.5] HVB Wealth Management GmbH, München	181 168
[2.6] Food & more GmbH, München	533
[2.7] HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München	212
[2.8] HVB Immobilien AG, München	-209 947
[2.9] HVB Principal Equity GmbH, München	-458
[2.10] HVB Profil Gesellschaft für Personalmanagement mbH, München	3 688
[2.11] HVB Verwa 3 GmbH, München	108
[2.12] HVB Verwa 4 GmbH, München	20
[2.13] HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, München	44 571

[3] Mit folgenden Gesellschaften hat die Vereins- und Westbank AG Ergebnisabführungsverträge abgeschlossen, die im Rahmen der Verschmelzung auf die HypoVereinsbank AG übergegangen sind:

Gesellschaft	Ergebnisübernahme in Tsd €
[3.1] Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	6 331
[3.2] HVB Leasing GmbH, Hamburg	0
[3.3] Blue Capital Equity GmbH, Hamburg	9
[3.4] Blue Capital GmbH, Hamburg	347
[3.5] CoNetwork GmbH, Hamburg	1 403
[3.6] Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	290

[4] Die Gesellschaft ist gem. § 264 b HGB von der Pflicht zur Aufstellung eines Jahresabschlusses nach den für Kapitalgesellschaften geltenden Vorschriften befreit.

[5] Soweit das Eigenkapital und das Jahresergebnis nicht genannt werden, unterbleiben die Angaben wegen § 286 Abs. 3 Satz 1 Nr. 1 HGB (untergeordnete Bedeutung) oder gemäß § 286 Abs. 3 Nr. 2 HGB (erheblicher Nachteil). Unabhängig davon sind bei Teilkonzernen grundsätzlich nur die jeweiligen Angaben des Konzerns genannt.

[6] Verbundenes Unternehmen, da die HVB einen beherrschenden Einfluss via Geschäftsführung ausübt.

[7] Verkauft in 2005.

Herausgeber
Bayerische Hypo- und Vereinsbank Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 24. 3. 2005
Auslieferung: 5. 4. 2005

Printed in Germany

82-3777

ANNUAL REPORT 2004

Driving value

Growing with Europe.

HVB Group

CONTENTS

[illegible] HVB Group Profile
[illegible] Financial Highlights
[illegible] 2004: Costs and Risks Firmly Under Control
[illegible] Earnings Targets Almost Reached
[illegible] 2004: Milestones
[illegible] Core Market

Shareholder Information

[illegible] Letter to our Shareholders
[illegible] Report of the Supervisory Board
[illegible] Corporate Governance
[illegible] Compensation Report
[illegible] The HVB Share

Special Report

[illegible] Growing with Europe: Value-driving [illegible] of HVB Group
[illegible] Value-based Management

Business Segments and Service Divisions

[illegible] Germany Business Segment
[illegible] Austria & Central and Eastern Europe Business Segment
[illegible] Corporates & Markets Business Segment
[illegible] Major HVB Group Companies
[illegible] Our People
[illegible] Operations
[illegible] Sustainability and Corporate Citizenship

Management's Discussion and Analysis

[illegible] Financial Review
[illegible] Business and strategy
[illegible] Development of income
[illegible] Financial situation
[illegible] Events after December 31, 2004
[illegible]
[illegible] Risk Report
[illegible] HVB Group as a risk-bearing entity
[illegible] Groupwide management and [illegible] of risk
[illegible] Risk types and risk measurement
[illegible] Overall bank management
[illegible] Risk types in detail

Consolidated Financial Statements

[illegible] Income Statement and Appropriation of Net Income/Earnings per Share
[illegible] Income Statement (adjusted)
[illegible] Balance Sheet
[illegible] Statement of Changes in Shareholders' Equity
[illegible] Cash Flow Statement
[illegible] Notes

[illegible] Auditor's Report

[illegible] Supervisory Board and Trustees
[illegible] Management Board
[illegible] First Executive Management Level
[illegible] European Advisory Board

[illegible] Summary of Annual Financial Data
[illegible] Summary of Quarterly Financial Data

[illegible] Financial Calendar

What makes a company strong? Factors like size or position, of course, but also fundamental attitudes, beliefs, convictions. In other words: values.

For HVB Group, what matters is consistency and staying power – especially in challenging times. This explains why we are reinforcing our long-term profitability on the basis of our strategic orientation. All this relates to our commitment to Europe and our strategy as the leading bank in the heart of Europe.

In extending our operations in Central and Eastern Europe, for instance, we have anticipated changes that are sweeping the European Union and are consolidating our already outstanding position in the flourishing markets of the New Europe. Our goal is to intensify our efforts to tap the advantages of this position as the leading banking network in the region by generating even greater synergies.

The second point that characterizes us is a consistent focus on the customer, especially in Germany. We have optimized our offerings for retail customers and introduced attractive service packages. This is helping us to win new customers, boost cross-selling, and raise our profile on the market. Our corporate customers benefit from an all-inclusive approach complete with innovative products and competent advice. Our knowledge of the capital markets, notably in the field of structured investment products and financial solutions, rounds off our range.


LIVING VALUES.
DRIVING VALUE.

All of this is geared to the third and most important issue: the value-driven development of HVB Group in the interests of our shareholders. The photos we have included in this report reflect some aspects of our business activities, underlining our core message this year: driving value.

HVB GROUP PROFILE

- We have a unique profile in European financial services markets.

- We are focusing our resources on retail and corporate banking in Europe.

- We are the leading bank in the heart of Europe. Our growth stems from our strong roots in Germany and Austria, as well as in Poland and other countries of Central and Eastern Europe.

- The customer is the focal point of all our activities. We are committed to providing our customers with excellent, innovative and fast solutions across all business segments.

- We aim to constantly increase our return on equity for the benefit of our shareholders. We are systematically cutting back our non-strategic activities and reinvesting the freed equity capital to strengthen our core operations and boost profitable growth.

- We give our people a stake in the success of HVB Group through performance-related systems of remuneration.

FINANCIAL HIGHLIGHTS

Key indicators	2004	2003
Return on equity after taxes (adjusted)[1]	4.9 %	2.1 %
Return on equity after taxes	(17.6) %	(19.7) %
Return on equity before taxes (adjusted)[1]	7.3 %	5.3 %
Return on equity before taxes	(11.5) %	(14.6) %
Cost-income ratio (based on operating revenues)	65.6 %	63.0 %
Operating performance		
Operating profit (loss)	€1,389 m	€1,432 m
Profit (loss) from ordinary activities/net income (loss) before taxes	€(1,781) m	€(2,146) m
Net income (loss)	€(1,992) m	€(2,442) m
Cash dividend per share of common stock	—	—
Earnings per share (adjusted)[1]	€0.91	€0.54
Earnings per share	€(3.27)	€(4.92)
Balance sheet figures		
Total assets	€467.4 bn	€479.5 bn
Total volume of lending	€324.6 bn	€338.3 bn
Shareholders' equity	€11.5 bn	€10.3 bn
Key capital ratios compliant with BIS rules[2]		
Core capital	€15.7 bn	€14.4 bn
Equity funds	€27.1 bn	€25.6 bn
Risk assets	€238.6 bn	€241.8 bn
Core capital ratio	6.6 %	5.9 %
Core capital ratio including the effects of consolidation to be incorporated from the start of 2005	6.2 %	—
Equity funds ratio	10.4 %	9.7 %
Share information		
Share price: Year-end	€16.70	€17.62[3]
High	€21.13	€19.26[3]
Low	€12.86	€5.47[3]
Market capitalization	€12.5 bn	€9.8[4] bn
Employees	57,806	60,214
Branch offices	2,036	2,062

[1] 2004 figures adjusted for amortization of goodwill, addition to restructuring provisions, and allocation to special provisions for bad debts

2003 figures adjusted for amortization of goodwill, current income and expenses from norisbank, Bank von Ernst, Bankhaus Bethmann-Maffei, and the non-scheduled items defined in the consolidated financial statements for 2003

[2] as per approved financial statements

[3] HVB share price adjusted for rights markdown

[4] before capital increase

Ratings

	Long-term	Short-term	Outlook	Public Pfandbriefs	Mortgage Pfandbriefs
Moody's	A3	P-1	negative	Aa2*	Aa3*
S&P	A–	A-2	negative	AAA	—
Fitch Ratings	A–	F2	stable	AAA	AAA**

* On review for possible upgrade since March 15, 2004

** On rating watch negative since January 21, 2005

2004: COSTS AND RISKS FIRMLY UNDER CONTROL...

Sharp reduction in administrative expenses


€ billions
7.0
6.75
6.5
6.25
6.0
Target range 2004
03[2]
04

Big cutback in loan-loss provisions


€ billions
3.5
3.0
2.5
2.0
1.5
Target range 2004
02[1]
03[2]
04

[1] new HVB Group
[2] adjusted for deconsolidation effects (including gains on the disposal of norisbank and Bank von Ernst) and the effect of the Contractual Trust Arrangement (CTA)

...EARNINGS TARGETS ALMOST REACHED*

Stabilization of total operating revenues


€ billions
10.5
10.0
Target range 2004
9.5
9.0
8.5
03²
04

Strong rise in operating profit


€ millions
2,000
1,600
Target range 2004
1,200
800
400
02¹
03²
04
–400
–800

Cost-income ratio virtually unchanged


in %
76
72
68
Target range 2004
64
60
02¹
03²
04

* The target ranges are planning ranges published on p.17 of the Financial Section in the 2003 Annual Report

2004: MILESTONES

Shareholdings sold

Allianz holding sold and Munich Re stake reduced to less than 10%

February

Rights issue

Biggest German rights issue in banking sector successfully placed with a volume of €3 billion

April

Capital market access for small and mid-sized companies

Innovative PREPS finance product eases access to equity capital for our mid-sized corporate customers at attractive terms

May

Non-strategic holdings sold

Complete shareholding in Brau und Brunnen sold and E.ON stake disposed of

Sales campaign in Germany

New MOVE program boosts sales culture and reaches new customer groups, including job entrants, students, and apprentices, with the free Starter Package

August

Russian presence boosted

Steps initiated to take a majority stake in International Moscow Bank, building an even stronger position in the Russian banking market

September

Corporate customers acquired from ING BHF

Market position in small and mid-cap segment broadened by concluding a transfer agreement with ING BHF-Bank notably for a loan portfolio

October

VuW integrated

Outstanding shares in Vereins- und Westbank acquired; VuW absorbed by HVB AG (entered in Commercial Register on January 14, 2005) to raise sales profile in the German market

Efficiency program launched

Ambitious efficiency program announced, optimization of back offices and processes

November

New members of the Management Board

Two new Management Board members named for Germany business segment

Expansion in Serbia

Acquisition of Eksimbanka in Serbia completed, market share tops 5%

December

Acquisition in Bulgaria

Purchase agreement signed for Bulgaria's Hebros Bank, increasing market share in Bulgaria to 10%

CORE MARKET

Leading bank in the heart of Europe

HVB Group is one of the major banks in Europe. We are the leader in the heart of Europe, an economic area encompassing more than 200 million people in Germany and Austria together with Poland and other Central European countries. We also have a strong presence in Russia and the Baltics. We are the only German bank with offices in all three Baltic states.

Our market position has been reinforced by countries like Poland, the Czech Republic, Slovakia, Hungary, Slovenia, and the Baltic states joining the European Union. We also have offices in the world's main financial centers.

Valid as of year-end 2004




Estonia
Russia
No. 8, 2%
Latvia
No. 12, 3%
Lithuania
No. 5, 5%
Poland
No. 3, 10%
Germany
No. 2, 5%
Ukraine
Czech Republic
No. 4, 6%
Slovakia
No. 5, 6%
Austria
No.1, 18%
Hungary
No. 7, 6%
Slovenia
No. 7, 5%
Croatia
No. 5, 9%
Romania
No. 9, 4%
Bosnia and
Herzegovina
No. 4, 8%
Serbia and
Montenegro
No. 5, 5%
Bulgaria
No. 3, 10%
Macedonia

Miroslav Velikov
Head of Custody
HVB Bank Biochim, Sofia

»As part of HVB Group I already feel like a European, even if the politicians are still a couple of steps behind.«

→ Austria & Central and Eastern Europe business segment



SHAREHOLDER INFORMATION



Dieter Rampl

LETTER TO OUR SHAREHOLDERS

Dear shareholders:

One of the epoch-making events we will commemorate in 2005 is the achievement of Albert Einstein, who published his famous essay on the theory of relativity 100 years ago. I'd like to begin my comments here with one of his great insights: "Everything that can be counted does not necessarily count; everything that counts cannot necessarily be counted."

What do I mean by that? Let's review last year. In my previous letter to you, I said: "We can certainly look back on a pretty successful year. Indeed, there are plenty of reasons to be optimistic. However, let's not overlook the downsides of the last twelve months." Trying to sum up 2004, I get a sense of déjà vu, even though the specific results are distinctly different from those of twelve months ago. Once again we had a successful year in customer operations – yet we still had to make painful decisions. And so as I look back today at the past year, I have mixed feelings.

A year ago, I also informed you that, even though the transformation of HVB Group had been a success, it would be false to maintain that we could look forward to quiet times in 2004. My prediction proved to be true; we had a considerable number of challenges to face. The economy performed less dynamically than expected, so that business conditions for banks remained difficult, especially in Germany, and despite lower credit risks. Lending growth for the year was well below average, demand for financial services was generally slack, and movements on the capital markets were minimal.

As you may recall, our financial goals for 2004 were very ambitious. In my letter to you, I mentioned three factors for success: boosting profitability, developing growth options, and expanding our leeway for strategic maneuvers. How far did we get with these factors in fiscal 2004, and where do we stand in that process today?

We made significant progress in operating profitability compared to last year. Our operating profit increased 55%, to almost €1.4 billion, and we partially succeeded in achieving our ambitious target ranges. We fully met our targets for general administrative expenses, and even performed better than planned in risk provisioning. In spite of lower trading profits, we almost achieved our target range for total operating revenues. Following a tremendous final lap in the fourth quarter, both our cost-income ratio and operating profit also nearly made the mark. All in all, then, the results were respectable. Most importantly, our core business unquestionably made good progress. Incidentally, you can find informative charts on these figures in the section headed "Costs and risks firmly under control ... earnings targets almost reached."

"We made significant progress in operating profitability compared to last year."

In January of 2005, we decided to restructure our Germany business segment. In this context, we'll be transferring the workout portfolios from the entire German real estate finance business of HVB AG to the new Real Estate Restructuring segment together with the remaining portfolios of the Real Estate Workout segment.

At the same time we have modified our strategy: to improve the portfolio's marketability with a view to eliminating it as quickly as possible, we have taken a special provision for bad debts of €2.5 billion after changing the valuation method for the real estate collaterals associated with these portfolios. But the consequence of this is that, for fiscal 2004, we have had to report a clear net loss and no dividend payment.

You will quite rightly note that 2004 is the third fiscal year in a row in which we have not reported a profit or paid a dividend. Certainly many of you will be thinking, "Not again!" I won't deny that this was precisely the reason why we on the Management Board – and I in particular – found this such a very difficult decision. We deeply regret the consequences for you, our shareholders. Nevertheless, we are firmly convinced that this was the right step to take – not least for the benefit of our share price, which did not perform to my satisfaction last year.

For the sake of our Bank's future viability, we had to free ourselves by drawing a line under the troublesome subject of our legacy burdens in the real estate business. As you are only too well aware, these have repeatedly had a serious effect on our profits over the past few years, and they would have continued to do so in future years as well. Now we can remove a significant portion of the risk from our future income statements and concentrate our resources entirely on profitable new business. This will strengthen both our profitability and our ability to retain earnings.

Which brings me to our second factor for success: growth options. As you certainly know, we are the leading bank in the heart of Europe. Our Bank Austria Creditanstalt subsidiary is excellently positioned not only in Austria, but also in Europe's fastest-growing region of Central and Eastern Europe (CEE).

"As you certainly know, we are the leading bank in the heart of Europe."

We strengthened our already-impressive market position during the year through both organic growth and carefully chosen acquisitions. The accession of eight emerging economies to the EU on May 1, 2004 will lend additional momentum to our activities. We also gained a strong source of income in Russia by expanding our stake in International Moscow Bank. A look at the map in the section entitled "Core Market" will demonstrate how well we are positioned in this region.

The theme of the HVB Group Europa Forum, held for the first time in Munich in 2004, was a remark by the keynote speaker, Madeleine Albright. The former U.S. Secretary of State rightly declared: "With the new accession countries, Europe has become richer, and thus so has the world." And indeed, the financial performance of our units in Central and Eastern Europe is a source of great satisfaction. Our investments, made with an eye to the long term, are bearing fruit. You can find the details in the section on the Austria and CEE business segment.

Let's move on to the third point: leeway for strategic maneuvers. We were very pleased with the success of our capital increase last spring. This, together with the reduction of our market risks, did more than lay the capstone for our transformation process. It was at the same time the first step in our strategic "Growing with Europe" program – the theme of the present report. As I have already mentioned, the financial statements for 2004 include an important, though painful, step to release us from credit risks. It has brought a decisive improvement in our competitive position, especially in the German market.

These were the main events of 2004. And by the way, don't forget to look at our new list of 2004 milestones, where you'll find the highlights of the year in chronological order.

Naturally, for both you and us, even more important than a description of the past is the key question of what lies ahead for HVB Group in the future. Basically, we can say that the far-reaching strategic decisions of the past two years have significantly changed our Bank. We now plan to take them as a basis for the value-driving development of HVB Group. The objective here is a lasting improvement in the Bank's ability to add value at the customer interface. To us, that means directing the Bank systematically toward generating value for our shareholders. So let's look together at our agenda for 2005 and beyond.

"The far-reaching strategic decisions of the past two years have significantly changed our Bank."

The clear number-one item on our agenda is the Germany business segment. Let me say frankly that we must and will quickly close the substantial gap that remains between our unquestionably good performance in other countries and our weak profitability at home. My colleague Michael Mendel has done a fine job with our German business, and has laid a viable foundation for his two successors to build upon. We now have Christine Licci and Johann Berger on our team – two high-profile bankers who enjoy an excellent reputation in the financial services industry. They'll be taking joint charge of this business segment and will move it ahead briskly. This will have a major impact on sales programs like the MOVE initiative for retail customers, which got off to a successful start during the past year. You can find more information about this in the section on the Germany business segment.

The second item on the agenda involves improving efficiency. In my letter last year I pointed out the need for further optimization. Now we have set up a program to do this, entitled PRO (Process Redesign and Optimization). The name says it all. These are not tactical savings to push up profits for the short term. We want to optimize the Group's cost base at the structural level – meaning for the medium and long term. PRO focuses on our infrastructure: corporate functions will be streamlined, processes and procedures will come under scrutiny. All in all, we have identified potential synergies here worth at least €280 million a year, and will realize them in full starting in 2007.

Ladies and gentlemen, I am also the Board member in charge of human resources. Which is why I can state emphatically here that we need capable, motivated employees more than ever. They are the best guarantee of our success. In the section entitled "Our People," you can read how we intend to promote a culture of achievement at our Bank. In that connection, I'm reminded of something the French film director Jacques Tati once said: "We could solve all our economic problems if they'd make complacency taxable." So please – don't assume that any of us at HVB will owe tax for that reason! And at this point, I would like to warmly thank the staff of HVB Group; it's unquestionably thanks to them that the Bank has performed so well despite our difficult environment.

This makes it all the harder for us to broach the issue of staffing levels under the PRO program. Let's not beat around the bush. We are working on the assumption that between 2,200 and 2,400 jobs will be shed at the Group level between 2005 and 2007. But be assured, there will be no cuts at the customer interface – meaning in sales and at our branches. Quite the contrary. PRO, after all, is intended to support the work of our sales force and take administrative duties off their shoulders. I've declared PRO a top priority, and I give you my personal word that this program will be a success.

Implementing our long-term efficiency program will call for a commitment from the Chief Operating Officer that extends well beyond the end of Gerhard Randa's contract. He will be relinquishing his duties on HVB Group's Management Board as of the end of the upcoming General Meeting of Shareholders in May. Gerhard Randa has set standards, and not just as a master of costs and procedures. Most significantly, he has earned our thanks in the merger between Bank Austria Creditanstalt and HypoVereinsbank. Michael Mendel will be taking over responsibility for the Austria and CEE business segment on the HVB Group's Management Board.

Now to the third point on our agenda: boosting profits. No matter how important it is for us to improve our efficiency, we still need to speed up our earnings initiatives. And for that reason, I can tell you again that customer relations have always been, and will always be, our prime concern. And here we have achieved very promising advances in the past year. In retail banking, for example, our new service packages have already met with a very positive response from our customers. The same applies to our capital market-oriented solutions for mid-sized and large corporate clients. I am firmly convinced that our increasingly attractive range of services will have a big impact.

"No matter how important it is for us to improve our efficiency, we still need to speed up our earnings initiatives."

Driving value is the fourth, last, and most important point, as I've already mentioned. After the change processes that our Bank has experienced, we now have a corporate structure perfectly aligned with our strategy. All the same, we will still need to rethink individual business models to test their ability to drive value. This helps to explain the report's message of "Driving value." Restructuring our real estate finance operations is certainly a cornerstone in this respect. The goal is to reduce the portfolio of the Real Estate Restructuring segment quickly, making use of every option, and thus to free up some of the equity we need for profitable growth in other segments and regions. Here of course I am thinking first and foremost of Central and Eastern Europe. But at the same time, I am also firmly convinced that our business in Germany will pick up rapidly (see the section entitled "Growing with Europe: Value-driving Development of HVB Group" for more details).

There, then, is our agenda. Moving on, the talk surrounding consolidation in the European banking industry in general, and the German banking industry in particular, continues to grab the headlines. I, too, have added my voice to the debate, always emphasizing that we intend to be one of the forces that will shape the German and European consolidation process. My position on that point has not changed. But here we have another step to take first. We'll concentrate for now on our own value-driven development. Our clear goal: a significant, rapid increase in profitability. On that basis – and in this regard I'm happy to repeat myself – we will not rule out any configurations that make sense for our shareholders, customers, and employees.

Finally, I would like to comment on our financial targets for this year. In January we already announced that, for 2005, we would seek a return on equity roughly equivalent to our cost of capital. We have already laid the groundwork. Of course we will have to make use of significant improvements in our profits – and thus our enhanced reinvestment capacity – to return our core capital ratio to a higher level. We announced a package of measures to this purpose at the end of February. But at the same time, with our competitive profitability, we'll create the conditions for a reasonable dividend payment to you, our esteemed shareholders.

Ladies and gentlemen, as I already mentioned at the beginning of this letter, this year we celebrate the centenary of an annus mirabilis, the year when Albert Einstein published his world-famous formula "$E=mc^2$" and thus helped found quantum physics. Will 2005 similarly prove to be a year of miracles for HVB Group? Quite honestly: probably not. But it will be a thoroughly successful year nonetheless. And you will share in that success.

So please keep the faith. It will be worth your while.

Sincerely



Dieter Rampl
Board spokesman



The HVB Group Board
(left to right):
Dieter Rampl
Christine Licci (since January 17, 2005)
Dr. Michael Kemmer
Johann Berger (from April 1, 2005)
Gerhard Randa (until May 12, 2005)
Michael Mendel
Dr. Stefan Jentzsch
Dr. Wolfgang Sprissler



Dr. Albrecht Schmidt

REPORT OF THE SUPERVISORY BOARD

Following the successful implementation of the extensive transformation program, the major issue addressed by the Supervisory Board in 2004 was the action to be taken to bolster the earnings power of HVB Group. In the light of high market expectations and the persistently difficult economic climate, the Supervisory Board monitored the development of the earnings situation very closely. For this purpose, it solicited regular reports on developments in the business segments; and in a very open dialogue with the Management Board, it discussed the business plan, business management and deviations from plans, as well as revaluation and capital measures.

Focus of discussion during the plenary sessions of the Supervisory Board

The Supervisory Board met at six plenary sessions in 2004. The outset of the year was marked by the reporting and intensive discussion of the planned write-downs on financial investments and the amortization of goodwill on affiliated companies that was brought forward. The transformation program was completed with these radical revaluation measures, as shown in the 2003 financial statements. At its meeting on February 25, 2004, the Supervisory Board approved the capital increase then carried out and examined the adjusted plans for 2004 and future years. Following this meeting, the Supervisory Board was kept up-to-date on the status of target achievement. For this purpose, it received reports on the development of the three business segments: Germany, Austria & Central and Eastern Europe (Austria and CEE), and Corporates & Markets (C&M). In November of last year, the Supervisory Board and the Management Board discussed the annual business plan for 2005 and the multi-year plan. In the course of this discussion, the two boards came to the conclusion that a clear reduction in the anticipated risk provisions and the planned general administrative expenses would be needed to significantly improve results on a long-term basis and increase gross earnings. Consequently, the Management Board announced an efficiency program at the Supervisory Board meeting on November 3, 2004, and presented it to the Supervisory Board on February 23, 2005. It informed the Supervisory Board on January 21, 2005 that it intends to concentrate existing non-performing real estate exposures totaling a volume of about €15 billion in a new segment named Real Estate Restructuring and make them marketable.

To increase the marketability of these holdings, the underlying real estate collateral was assessed at its liquidation value. This change to the valuation criteria resulted in special provisions for bad debts of €2.5 billion in the 2004 financial statements. In conjunction with a restructuring provision of €250 million for the efficiency program, this led to an annual loss being posted again for 2004 and no dividend being paid, despite an operating profit. The Supervisory Board greatly regrets this. However, in the light of the persistently difficult market environment with declining real estate prices, it supports this drastic measure because it significantly eases the strain on future income statements.

During the year, the Supervisory Board also received an extensive risk report and, when provided with the reports from the committees, studied the main contents of the personnel report to be submitted annually. Furthermore, the Supervisory Board was informed about the takeover of a corporate customer portfolio from ING BHF-Bank and about changes and measures in the field of investments.

Corporate governance

As in the previous year, a major issue in 2004 was how to continue enhancing the work of the Supervisory Board. The Supervisory Board addressed this topic at two plenary sessions. A particular concern in this connection was how to allow more time for discussion at meetings. In addition, regular preliminary discussions on the shareholder side were agreed and the internal regulations of the Supervisory Board were adjusted to incorporate the amendments to the Articles of Incorporation adopted by the Annual General Meeting of Shareholders on April 29, 2004. In accordance with the Corporate Governance Code, the Supervisory Board discussed and examined a proposal put forward by the Executive Committee on the structure of the remuneration system for the Management Board. Changes will occur in future to performance-related components, the long-term incentives, and pension arrangements for new members joining the Management Board. Furthermore, the Supervisory Board adopted the Statement of Compliance in accordance with Section 161 of the German Stock Corporation Act at the end of the year, whereby one of the Code's recommendations is not followed and another only applied in part.

Further comments on this issue are contained in the joint Corporate Governance Report of the Management Board and the Supervisory Board as well as the Compensation Report (see the next sections).

Main focus of committee work

The Supervisory Board has set up five committees that support the work of the Supervisory Board. A description of their tasks is given in the Corporate Governance report. The composition of the committees is shown in the Supervisory Board list elsewhere in this Annual Report.

The Executive Committee met seven times in 2004. At its meetings, it discussed executive appointments and succession planning. It also considered the remuneration structure and the detailed remuneration levels for the Management Board. Moreover, the Executive Committee granted its approval to members of the Management Board who wished to accept seats on supervisory boards of other companies. Topics addressed by the Executive Committee when preparing agenda items for Supervisory Board meetings included the business development of the Group, the efficiency review of the Supervisory Board and the Statement of Compliance. Finally, the Executive Committee considered loans requiring approval by circular, with approval being granted in every case.

At its five meetings, the Strategy and Business Development Committee solicited and reviewed information from the Management Board on the current business situation and on the status of the complete integration of Vereins- und Westbank, Hamburg, which was absorbed by Bayerische Hypo- und Vereinsbank on January 14, 2005. At the beginning of 2004, the Committee also studied the capital increase and the adjustments of plans for 2004 and the following years, and procured comprehensive individual reports on the three business segments – Germany, Austria and CEE, and C&M – including major subsidiaries. In preparation for the Supervisory Board meeting on November 29, 2004, the considerations of the Management Board on the strategic orientation as well as the annual business plan for 2005 and the multi-year plan were discussed in depth with the Management Board. The performance of the assets managed by the Group, a personnel report, and a report, by the Chief Operating Officer (COO) particularly about processes and IT were other topics considered by the Committee.

The Audit Committee had four meetings in 2004. In particular, it examined the preliminary audit of the annual financial statements and consolidated financial statements and discussed the interim reports. To prepare for the election of the independent auditors by the Annual General Meeting of Shareholders, the committee assessed the independence of the proposed auditors and stipulated the type and extent of non-audit related services provided by the auditors. After the election, the committee had the auditors explain their plan, and appointed them to perform the audit, specifying the areas to be subject to special scrutiny and setting the fee. Another topic of discussion were the reports of the audit department on the internal auditing results of the first three quarters of the past year, which were in general satisfactory. In addition, the report of the auditors on the annual audit of the securities' account business was discussed in detail. Moreover, the committee solicited information on the observance and development of regulatory capital ratios and compliance with data protection regulations.

The Risk Committee met four times in 2004. At each meeting, the Chief Risk Officer (CRO) submitted a portfolio report to the committee. The report provided the committee with information on the amount of, and changes in, risk provisions, individual exposures with an increased risk potential, and industry-specific sub-portfolios. Furthermore, the committee received reports on market and country risks and on loan portfolio management. Other topics discussed included:

- reports on the status of implementation of the Minimum Requirements for the Credit Business of Credit Institutions and the further development of the loan risk strategy,
- a report on the development of rulings of the Federal High Court of Justice and the European Court of Justice on brokered real estate finance and finance in respect of closed-end real estate funds, and
- a report on operational risks and a report on the liquidity and funding situation.

Furthermore, the committee solicited information on the cross-asset derivatives, earnings potential, and risk controlling for this new product. In addition, it was informed of the status and implementation of Basel II in HVB Group.

The Negotiating Committee required by law did not have to convene in the past year.

The chairmen of the respective committees reported to the Supervisory Board meetings on the topics discussed at the committee meetings, and on the results of these discussions and any votes held. The Management Board also informed the members of the Supervisory Board in writing about unusual events between meetings. The Chairman of the Supervisory Board met regularly with the spokesman of the Management Board for consultations on major developments, and was informed continually on decisions by the Management Board and ongoing events.

Audit and approval of the 2004 financial statements

The annual financial statements and management report of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, as well as the consolidated financial statements and management's discussion and analysis for fiscal 2004 prepared in accordance with International Financial Reporting Standards (IFRS), including the account records, were audited by KPMG. The independent auditors issued an unqualified opinion in both cases.

In fulfillment of their professional obligations under Section 317 (4) of the German Commercial Code, the independent auditors also examined the monitoring systems used by the Bank to detect risks at any early stage. The independent auditors came to the conclusion that the monitoring systems installed are suitable for the management, identification, and monitoring of the risks incurred by HVB Group, and confirms that the management report for the parent bank and management's discussion and analysis for the Group present a true and fair view of the risks of future business development. The Chairman of the Supervisory Board and the Chairman of the Audit Committee attended the final discussions of the Management Board with the independent auditors.

The financial statements listed above were forwarded to the Supervisory Board, together with the auditors' report. The Audit Committee examined these documents in great detail during the preliminary audit. The lead auditor reported on the findings of the audit and provided detailed answers to the questions of the members of the Supervisory Board at the preparatory meeting of the Audit Committee, as well as at the subsequent meeting of the Supervisory Board devoted to the annual financial statements. In addition, the Management Board explained the financial statements in detail at these meetings. The Supervisory Board concurred with the results of the audit. It determined that on the basis of its own examination of the parent bank's financial statements and management report together with the consolidated financial statements and management's discussion and analysis, no objections were to be raised. At its meeting on March 16, 2005, the Supervisory Board therefore approved the annual financial statements and consolidated financial statements prepared by the Management Board upon recommendation by the Audit Committee.

Personnel changes

Christine Licci and Johann Berger were appointed to the Management Board with effect from January 17, 2005 and April 1, 2005, respectively. Gerhard Randa will step down from the Management Board at the end of the Annual General Meeting of Shareholders on May 12, 2005. The Supervisory Board has nominated Mr. Randa for election to the Supervisory Board at the Annual General Meeting of Shareholders on May 12, 2005. The Supervisory Board wishes to thank Mr. Randa for his outstanding and very successful services to the Group. As the former Chairman of the Managing Board of Bank Austria Creditanstalt and then the Chairman of the Supervisory Board of this bank, Gerhard Randa greatly influenced the very dynamic development of this subgroup and also provided invaluable service to the Bank as Chief Operating Officer.

Dr. Diether Münich, who had been appointed to the Supervisory Board under a resolution issued by Munich Register Court on January 13, 2004, resigned from the Supervisory Board with effect from the end of the Annual General Meeting of Shareholders on April 29, 2004. In his place, Dr. Mathias Döpfner, CEO of Axel Springer AG, was elected to the Supervisory Board by the Annual General Meeting of Shareholders. Since then, Dr. Münich has been a deputy member for each elected Supervisory Board representative of the shareholders on the basis of an appropriate election. Furthermore, the Annual General Meeting of Shareholders on April 29, 2004 re-elected to the Supervisory Board for their remaining term of office the gentlemen appointed to the Supervisory Board: Dr. Manfred Bischoff, Volker Doppelfeld, Dr. Lothar Meyer, Dr. Hans-Jürgen Schinzler, Dr. Albrecht Schmidt, Dr. Siegfried Sellitsch, Professor Wilhelm Simson, and Professor Hans-Werner Sinn. They were elected in May 2003 by the election list procedure. Due to pending rescission proceedings, their appointment to the Supervisory Board was confirmed by Munich District Court on the precautionary motion filed by the Management Board on February 17, 2004. At the inaugural meeting of the Supervisory Board following the Annual General Meeting of Shareholders, the Chairman of the Supervisory Board and the two other deputy chairmen received a vote of confirmation.

On March 25, 2004, Max Dietrich Kley, former Deputy Chairman of the Board of Executive Directors of BASF AG and a member of the Supervisory Board of the same company, resigned from the Supervisory Board, as he had been appointed interim President and CEO of Infineon Technologies AG. An interlocking directorate had occurred due to this fixed-term appointment, since a member of the Management Board of Bayerische Hypo- und Vereinsbank also sits on the Supervisory Board of Infineon. After he had completed his term of office on the Management Board at Infineon, and there was therefore no longer a reason speaking against his appointment, Mr. Kley was reappointed to the Supervisory Board under a resolution issued by Munich Register Court on November 2, 2004. The Supervisory Board is nominating Mr. Kley for reelection to the Supervisory Board at the Annual General Meeting of Shareholders on May 12, 2005.

Dr. Siegfried Sellitsch, Chairman of the Managing Board of Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögensverwaltung, is resigning from the Supervisory Board with effect from the end of the Annual General Meeting of Shareholders on May 12, 2005. The Supervisory Board also wishes to thank Dr. Sellitsch at this point for his successful service to this body. As the chairman of the former Trust Business Committee and a member of the Risk Committee, Dr. Sellitsch made an important contribution to the Supervisory Board's work.

The Honorary Chairman of our Supervisory Board, Dr. Maximilian Hackl, passed away on June 25, 2004 at the age of 79. Dr. Hackl joined Bayerische Vereinsbank in 1951. He was a member of the Management Board for twenty-eight years and became its spokesman in 1976. From 1990 to 1998, Dr. Hackl was the Chairman of the Bank's Supervisory Board, and from 1998 Honorary Chairman of the Supervisory Board of Bayerische Hypo- und Vereinsbank. Dr. Hackl was known for applying his tremendous strength of character and his outstanding skills in the best interests of the Bank. With determination and drive, he pressed ahead with turning the Bank into a major German financial institution with an international presence. He exerted a major influence on the spirit and culture of the Bank through his a great sense of duty and natural authority.

Rudolf Renner passed away on January 21, 2005. He served as a managing director of Bayerische Hypotheken- und Wechsel-Bank from 1975 to 1986 and then as a member of the Bank's Advisory Board until 1992. With tireless commitment, great skill and sound judgment, the deceased gentleman made an exemplary contribution to the expansion and development of the Bank. Gerhard Thomas passed away on June 26, 2004. He had been a member of the Supervisory Board of Bayerische Vereinsbank from 1988 to 1993, and was also an important advisor and a friend to the Management Board.

The Supervisory Board will hold the memory of the deceased gentlemen in the highest esteem.

The Supervisory Board would like to thank the Management Board, the employees, and employee representatives for their outstanding commitment in the past year. After the extensive segregation of the commercial real estate finance business and the high write-downs on investments in 2003, the special provision for bad debts is another courageous step toward sustainably enhancing our profitability and thus safeguarding the future existence of the Bank. The Supervisory Board wishes the Management Board and all the employees every success for the implementation of the efficiency program, by means of which processes are to be streamlined and administrative expenses reduced, and for the current marketing campaign especially in the Germany business segment.

Munich, March 16, 2005

The Supervisory Board



Albrecht Schmidt
Chairman

CORPORATE GOVERNANCE

Guiding principle

Good corporate governance is of vital importance for the preservation and sustainable growth of value for investors and all other stakeholders. It must place greater emphasis on the company's long-term success than on short-term gains on the stock market. Exemplary corporate governance is not characterized merely by adherence to formal regulations but above all by responsible management put into action. The Bank lives up to this maxim of responsible management through the close and efficient cooperation between the Management Board and the Supervisory Board, and through the openness and transparency of its communication.

Legal basis

As it is headquartered in Germany, Bayerische Hypo- und Vereinsbank operates in a legal framework provided by the German Stock Corporation Act, the German Co-Determination Act, capital market law, and the German Corporate Governance Code. The Bank complies with the recommendations of the German Corporate Governance Code as amended on May 21, 2003 with two exceptions, whereby one of these cases is only a question of degree. The deviations are described in detail in accordance with the "comply or explain" principle in the Statement of Compliance of the Management Board and Supervisory Board of December 13, 2004 as stipulated in Section 161 of the German Stock Corporation Act. First, no deductibles are agreed for the directors' and officers' (D&O) insurance; second, the compensation paid to the Board spokesman will be shown individually under the compensation paid to members of the Management Board. This disclosure will be made for the first time in the present annual report for 2004. As in the past, only the total compensation will be disclosed for the remaining Management Board members. The full text of the Statement of Compliance complete with comments on the deviations is included at the end of this section. The declaration is also permanently available to shareholders on the company's website. Bayerische Hypo- und Vereinsbank also follows the numerous suggestions of the Code with only two exceptions:

- There are no plans to introduce varying terms of office for the shareholder representatives on the Supervisory Board because such a move would be at odds with the desired continuity of the Supervisory Board's work. It would also apply only to the shareholder representatives, and would thus amount to unequal treatment of Supervisory Board members.
- The remuneration paid to members of the Supervisory Board of Bayerische Hypo- und Vereinsbank does not currently include any components linked to the company's long-term success. The discussions on the criteria best suited to a remuneration model of this kind are not yet complete.

The German Securities Trading Act and the German Act on the Improvement of Investor Protection contain additional statutory regulations aimed at promoting transparency and preventing misuse of insider information. In particular, these statutes contain regulations covering a ban on insider trading, ad-hoc publications, the publication of directors' dealings, and announcements of investments in listed companies when the stake reaches, exceeds or falls below certain thresholds. In addition, the statutory regulations on combating money laundering and the directives issued in this connection must be observed. There is a separate unit in the Bank responsible for ensuring compliance with, and implementation of, these regulations.

Articles of Incorporation, internal regulations, guidelines, compliance

Apart from the defining legal principles regulating the management and monitoring of joint stock corporations, other rules governing these matters at Bayerische Hypo- und Vereinsbank are the Articles of Incorporation adopted by the Annual General Meeting of Shareholders and the respective internal regulations adopted by the Management Board and the Supervisory Board. The Bank has introduced Compliance Guidelines and employee guidelines for dealings in securities and real estate. Compliance with these regulations is monitored by the Bank's compliance officer. In addition, the Management Board has passed a Code of Conduct that effectively summarizes existing regulations and principles of ethical conduct to create a binding standard of conduct for the Management Board and all HVB Group employees.

www.hvbgroup.com/articles

Effective corporate supervision: Supervisory Board, committees

The Bank's Supervisory Board has 20 members. In compliance with the German Co-Determination Act, it includes equal numbers of representatives of the shareholders and employees. Independence and the absence of conflicts of interest are indispensable requirements for good supervisory board work, and are therefore anchored in the Supervisory Board's internal regulations. When new members are nominated for election to the Supervisory Board, care is taken to ensure that they have the required knowledge and skills and do not serve on governing bodies or perform advisory functions for key competitors. A summary of the mandates held by members of the Supervisory Board on other statutory supervisory boards or comparable supervisory bodies is published in the notes to the annual financial statements of the parent bank.

Under the German Stock Corporation Act, the tasks of management and supervision must be strictly separated. The task of the Supervisory Board is to monitor and advise the Management Board includ it conducts business. Key tasks of the Supervisory Board include the appointment and dismissal of members of the Management Board. In addition, certain types of transactions require the Supervisory Board's approval, either by law or because the Supervisory Board has made them subject to this restriction. This applies primarily to capital measures and – in accordance with the internal rules of the Supervisory Board – to investments or disposals exceeding a certain amount. To support its work, the Supervisory Board maintains five committees:

- The Executive Committee, comprised of the chairman of the Supervisory Board and the two deputy chairmen, is primarily concerned with succession planning for the Management Board, and determines the remuneration of its members, including the remuneration structure.
- The Strategy and Business Development Committee consists of five members, generally meets four times a year, and addresses the important issues pertaining to the company's strategic orientation and optimal positioning within a continually changing environment. Other issues on which it holds consultations or passes resolutions include annual and multi-year business plans, business trends within the Group and major investments or disposals.
- The Audit Committee, which usually conducts four meetings a year, has five members. It is responsible in particular for preparing the Supervisory Board's decision on approval of the annual financial statements and consolidated financial statements and for elucidating the quarterly financial statements. In addition, this committee prepares the Supervisory Board's proposal for the election of the independent auditor by the Annual General Meeting of Shareholders. This includes an assessment of the independence of the auditor and the specification of the type and extent of non-auditing tasks to be performed by the auditor. It is also responsible for the appointment of the auditor for the annual financial statements and consolidated financial statements on the basis of the resolution passed by the Annual General Meeting of Shareholders, including the specification of the main areas subject to special scrutiny and the fee. Another topic addressed by the audit committee are the regular reports prepared by the internal auditing department on its findings.
- The Risk Committee, which has five members, conducts at least four annual meetings at which it is informed on the company's risk situation and risk management. The risk situation and the timely identification of risks are of fundamental importance for the company's continuing existence. For this reason the Supervisory Board is provided with detailed reports on the Bank's current credit risks, market risks, liquidity risks, and country risks, as well as its operational, legal, and reputation risks.

– The Negotiating Committee, which has two shareholder representatives and two employee representatives, is responsible for submitting proposals to the Supervisory Board pertaining to the appointment or dismissal of members of the Management Board when a vote by the Supervisory Board does not yield the required two-thirds majority.

The chairmen of the committees report in detail on the committees' activities at plenary meetings.

Management Board

The Group Board of Bayerische Hypo- und Vereinsbank is the management body of the Group. In the 2004 fiscal year, it had six members. The Management Board has had seven members since January 17, 2005 and will have eight members for a temporary period between April 1 and May 12, 2005. Alongside its spokesman, who is also responsible for Human Resources Management, the Chief Finance Officer (CFO), the Chief Risk Officer (CRO) and the Chief Operating Officer (COO), under whom all Groupwide technical/operational tasks and cost management are pooled, the Group Management Board has two additional members who are responsible for the Germany business segment, which is subdivided into the Private Customers, Corporate Customers and Professionals, and Real Estate business units. One member of the Group Management Board is responsible for each of the business segments Austria & Central and Eastern Europe and Corporates & Markets, with responsibility for Austria and CEE at Group Board level resting with the COO. Immediately below the Group Board are the division directors, who are in charge of operational management of the various divisions within the Group Corporate Center and the three business segments under the leadership of the Group Board members responsible for their areas. The Group Board provides the Supervisory Board with regular, timely, and comprehensive reports on all issues relevant to corporate planning, strategic development, the course of business, and the state of the Group, including the risk situation.

www.hvbgroup.com/org

Supervision and management structure of HVB Group


Supervisory Board
20 members
–Executive Committee
–Strategy and Business Development Committee
–Audit Committee
–Risk Committee
–Negotiating Committee
Selection, advice, supervision
Group Board
7 members
Strategic management
First executive management level
Group Corporate Center
Division director
Germany business segment
Division director
Operational responsibility
Austria and CEE business segment
Division director
Operational responsibility
Corporates & Markets business segment
Division director
Operational responsibility
COO

Shareholders, Annual General Meeting

The shareholders exercise their rights at the Annual General Meeting of Shareholders. The Management Board usually convenes one such ordinary meeting a year, specifying an agenda. It takes place in the first half of the fiscal year, and the "one share, one vote" principle applies. All shareholders can exercise their voting rights in person or through a proxy, or authorize a designated proxy of the company to carry out their instructions. Voting instructions for a designated proxy can also be issued via the Internet. Shareholders receive details with the invitation to the Annual General Meeting. The Annual General Meeting of Shareholders adopts resolutions on such matters as the appropriation of net income, the discharge from liability of the Management Board and the Supervisory Board, the election of shareholder representatives to the Supervisory Board, the appointment of the independent auditor, amendments to the Articles of Incorporation, and capital-raising measures.

www.hvbgroup.com/agm

Risk management

The Bank conducts Groupwide risk monitoring and risk management. The monitoring systems are geared to identifying risks at an early stage. Controlling and risk management are combined under the area of responsibility of the Chief Risk Officer, who reports to the Risk Committee of the Supervisory Board on a regular basis. Please refer to the Risk Report for further details.

Communication, transparency

The Bank greatly values regular and prompt communication with its customers, shareholders, employees, and the general public. Press releases and reports provide information on the state of the company. Information that could have a substantial impact on the share price is published in ad-hoc communications and is also made available on the company's website. In addition, the spokesman of the Management Board and the CFO report on issues important to the company and current business results at regular analyst conferences and press conferences. The dates of these conferences are published in a financial calendar.

www.hvbgroup.com/ir

2004 statement of compliance with the German Corporate Governance Code

The Supervisory Board and the Management Board issued the following statement of compliance on December 13, 2004 pursuant to Section 161 of the German Stock Corporation Act.

The Management Board and Supervisory Board of Bayerische Hypo- und Vereinsbank hereby declare that the recommendations of the "Government Commission German Corporate Governance Code" as amended on May 21, 2003 announced by the Federal Ministry of Justice in the official part of the electronic Federal Gazette have been and will be complied with, with the following deviations:

- Clause 3.8 (3) of the Corporate Governance Code stipulates that an appropriate deductible must be agreed if the company takes out D&O insurance for the Management Board and Supervisory Board.
  Responsible action is an obvious duty for all Board members and therefore no deductible is required for this.
- Clause 4.2.4 (2) of the Corporate Governance Code states that compensation paid to management board members must be disclosed on an individual basis in the notes to the consolidated financial statements.

So far this recommendation has not been complied with.

The remuneration paid to the spokesman of the Management Board will be shown individually in the future, being disclosed for the first time in the notes to the consolidated financial statements for 2004. The previous practice of presenting only the total remuneration will be continued for the other Management Board members. The individual remuneration components, namely the fixed remuneration, performance bonuses and long-term incentives will be presented in the Notes to the Consolidated Financial Statements and in the Compensation Report. Consequently, we will partially comply with this recommendation in the Corporate Governance Code in the future. In our view, the disadvantages would outweigh the advantages if we presented remuneration on a more individualized basis.

Munich, March 16, 2005

The Management Board The Supervisory Board

COMPENSATION REPORT

In compliance with the German Corporate Governance Code, the basic principles underlying the system of compensation for the Management Board of Bayerische Hypo- und Vereinsbank are explained below. In addition, the amount of compensation paid to members of the Supervisory Board is described in detail.

Structure of compensation paid to members of the Management Board

The compensation paid to members of the Management Board is determined by the Executive Committee of the Supervisory Board. It comprises fixed and variable components: fixed remuneration, variable compensation featuring profit-related components (performance bonus), and a long-term incentive taking the form of share-based compensation (phantom stocks). The target amounts of these three compensation components are weighted equally; in other words, each target amount makes up approximately one-third of the total compensation.
The reasonableness of the compensation is based on the tasks and the personal contribution of the member of the Management Board, the performance of the Management Board overall, the general economic situation, and the future potential of the company seen against the backdrop of its peer group.

Fixed compensation

The fixed compensation is disbursed as a monthly salary.

Performance bonus

The size of the performance bonus depends on certain targets set at the beginning of each fiscal year by the Management Board and the Executive Committee of the Supervisory Board being met. Among the elements comprising the basis for assessment is the consolidated profit after taxes. At its meeting on November 26, 2004, the Executive Committee decided to also set individual targets in the area of responsibility of each member of the Management Board starting in 2005. The performance bonus is disbursed together with the compensation for April of the following year.

Phantom stocks (long-term incentive)

To date, the members of the Management Board have received a stock bonus dependent on the performance of the HVB share as a long-term incentive. The German Act on the Improvement of Investor Protection, which came into force on October 30, 2004, has laid down new provisions regarding the elements of insider trading and has clearly expanded the scope of application of these provisions. To prevent members of the Management Board possibly being accused of acting in violation of insider provisions when they dispose of the shares allotted to them during their term of office on the Management Board, the Executive Committee of the Supervisory Board decided, at its meeting on November 26, 2004, to discontinue giving the members of the Management Board long-term incentives and to grant a cash payment after three years for a given amount of HVB shares. As the shares only serve as a basis for calculating the level of the cash payment, they are referred to as phantom stocks. After three years have passed, the members of the Management Board will then be paid the stock market value of the shares at such time in cash. This is how the members of the Management Board are directly involved in the movement of the HVB share price, because the amount of the payment is based on the price of the shares when the three-year period expires. Phantom stocks are allotted primarily in line with the average price of the HVB share during the past fiscal year in comparison with the weighted average price of a benchmark basket composed of at least eight stocks of European financial institutions of similar size and structure to Bayerische Hypo- und Vereinsbank. None of the financial institutions involved is weighted at more than 20% within the basket. The Executive Committee of the Supervisory Board decides on the composition of the benchmark at the beginning of each year. If the average price of the HVB shares matches the benchmark, phantom stocks can be allotted up to a fixed euro amount determined in advance by the Executive Committee of the Supervisory Board. If the average price of the HVB share outperforms or underperforms the benchmark, the euro amount can be higher or lower for each percentage point by more than three percent above or below the benchmark. The equivalent amount of the allotted phantom stocks is capped; it may not exceed 200% of the target amount for this compensation component.

Compensation paid to members of the Management Board for positions on supervisory boards of Group companies is to be transferred to Bayerische Hypo- und Vereinsbank AG.

For fiscal 2004, the compensation paid to members of the Management Board totaled €8 million[1].

In the Statement of Compliance of December 13, 2004, with the German Corporate Governance Code, the Management Board and Supervisory Board declared that the compensation paid to the Board spokesman would be disclosed on an individual basis in the future, while the compensation paid to the other Management Board members would continue to be shown as an aggregate total as before (see below).

Pension commitments

In addition to their regular compensation, the members of the Management Board have received pension commitments under a defined benefit plan. In other words, the Bank has committed itself to paying a given level of pension. At its meeting on November 26, 2004, the Executive Committee of the Supervisory Board decided to start applying a defined contribution plan for new members joining the Management Board. This means that an individually agreed percentage of the compensation paid for the prior year will be additionally provided to new members joining the Management Board as deferred compensation for future retirement benefits. Compared with the defined benefit plan, this has the advantage that all of the company's obligations under the Board member's contract are fulfilled in this way and that there will be no burden on future years through changes in the calculation of provisions.

The total compensation paid to former members of the Management Board and their surviving dependants amounted to €9 million in 2004. At December 31, 2004, the reserves in the Group for pension commitments to former members of the Management Board and their surviving dependants stood at €97 million.

Compensation paid to members of the Management Board

€ millions	Fixed compensation		Profit-related components		Long-term incentives		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Management Board of HVB AG	4	4	2	2	2	2	8[1]	8
of which compensation paid to								
Board spokesman for 2004	0.8		0.4		0.4		1.6	

[1] figure excluding variable compensation for fiscal 2003 not determined and disbursed until 2004

Compensation paid to the Supervisory Board

The compensation paid to members of the Supervisory Board is regulated in Article 15 of the parent bank's Articles of Incorporation. The currently applicable arrangements under these articles are based on a resolution adopted by the Annual General Meeting of Shareholders on May 3, 2000. The compensation is divided into a fixed and a variable, dividend-dependent component. Under the terms of the arrangements, the members of the Supervisory Board receive fixed compensation of €15,000.00 payable upon conclusion of the fiscal year and dividend-dependent compensation of €400.00 for every €0.01 dividend paid above the amount of €0.12 per no-par share. The chairman of the Supervisory Board receives twice the compensation stated, the deputy chairmen one and a half times the compensation stated. Furthermore, the Supervisory Board is entitled to a fixed annual compensation of €370,000.00 payable upon conclusion of the fiscal year, which is used to compensate committee members on the basis of a corresponding Supervisory Board resolution. Under the terms of these arrangements, members of the Strategy and Business Development Committee, the Audit Committee and the Risk Committee receive an annual compensation each of €20,000. The chairmen of the committees receive twice this amount. The members of the Executive Committee and the members of the statutory Negotiating Committee, which only meets if required, received no separate compensation for committee work. In addition, the members of the Supervisory Board are reimbursed their expenses and the sales tax payable on their Supervisory Board functions.

Members of the Supervisory Board who belonged to the Supervisory Board for only a part of the fiscal year received pro rata compensation based on the number of days of service.

The following table shows the breakdown of compensation paid to members of the Supervisory Board for fiscal 2004, for which no dividend-dependent compensation accrued.

Compensation paid to members of the Supervisory Board

€	Fixed compensation	Compensation for committee work	Total (excl. sales tax)
Dr. Albrecht Schmidt, Chairman	30,000	100,000	130,000
Peter König, Deputy Chairman	22,500	20,000	42,500
Dr. Hans-Jürgen Schinzler, Deputy Chairman	22,500	20,000	42,500
Dr. Manfred Bischoff	15,000	—	15,000
Dr. Mathias Döpfner[1]	10,082	—	10,082
Volker Doppelfeld	15,000	—	15,000
Klaus Grünewald	15,000	—	15,000
Anton Hofer	15,000	20,000	35,000
Max Dietrich Kley[2]	5,943	7,924	13,867
Friedrich Koch	15,000	—	15,000
Hanns-Peter Kreuser	15,000	20,000	35,000
Dr. Lothar Meyer	15,000	40,000	55,000
Dr. Diether Münich[3]	4,426	—	4,426
Herbert Munker	15,000	20,000	35,000
Dr. Siegfried Sellitsch	15,000	20,000	(23,923)[4] 35,000
Professor Wilhelm Simson	15,000	20,000	35,000
Professor Hans-Werner Sinn	15,000	20,000	35,000
Maria-Magdalena Stadler	15,000	—	15,000
Ursula Titze	15,000	—	15,000
Jens-Uwe Wächter	15,000	20,000	35,000
Helmut Wunder	15,000	20,000	35,000
Total	**320,451**	**347,924**	**(657,298) 668,375**

[1] since April 29, 2004
[2] until March 25, 2004 and again since November 2, 2004
[3] from January 13 to April 29, 2004
[4] less 30% supervisory board tax and 5.5% solidarity surcharge

THE HVB SHARE

Summary

In the year under review, the HVB share showed a volatile performance. Viewed over the year as a whole, our share lost 5.2% and underperformed the DAX index by 12%. The HVB share's significantly weaker development than the DAX in the first half of the year was able to be partially compensated by its marked rise following our first half figures. Overall, however, we are not satisfied with the performance of the HVB share in 2004.

The weightings of the HVB share increased last year from 1.6% to 2.2% in the DAX and from 11.6% to 15.6% in the Prime Banks index. This was mainly a result of our capital increase which was completed in the spring of 2004. Deutsche Börse calculates the weight based on the free-float market capitalization of the ordinary shares included in the DAX. This involves the market capitalization of all the shares below the 5% reporting threshold not held permanently.

Performance during the course of the year

In the first month of the year, the HVB share was able to continue the turnaround of 2003 and reached its year high of €21.13 on January 19, 2004. For the rest of the first quarter, the HVB share was unable to evade the downward trend of the financial stocks which set in after the Madrid terrorist attack in March. Overall, the HVB share underperformed the whole market as a whole over the first three months. But it should be taken into account that we started to carry out our capital increase in the first quarter in a rather unfavorable climate on the stock market.

After the capital increase was successfully completed in the second quarter, the share initially tracked the DAX during April. When to the first quarter results failed to meet market expectations, the share came under pressure at the end of April. Its performance stabilized in May and June, and it again moved in line with the whole market. The HVB share declined 8.3% during the second quarter.

In the third quarter, our share initially underperformed the DAX and reached its year low of €12.86 on July 15, 2004. After the first half results were published, the share again climbed sharply at the beginning of August. It gained almost 6% in value during the course of the next three-month period to close the quarter at €15.46.

In the last quarter, the HVB share continued its climb and gathered momentum, particularly after the announcement on November 4 of the operating results for the third quarter. At that same time we announced our efficiency program. On December 8, the share reached its highest peak in the last quarter of 2004 at €17.26. The HVB share closed at a year-end price of €16.70, representing an 8% gain during the fourth quarter.

On January 21, 2005, we announced the restructuring of real estate finance in the Germany business segment. At the same time, we mentioned that no dividend would be paid for the 2004 fiscal year, especially as a result of the special provision for bad debts of €2.5 billion and the ensuing pressure on the net result.

Successful €3 billion capital increase bolsters capital base

On February 26, 2004, we had announced our intention of bolstering the capital base of HVB Group with a capital increase. We subsequently increased our subscribed capital by €643 million as part of the transaction completed in April 2004. For this purpose, we offered 214,410,440 new shares to our shareholders at a price of €14 each. The subscription ratio was 5 to 2, which meant that shareholders could buy two new HVB shares for every five HVB shares they already held.

Compared with other large capital increases in Germany during 2004, the HVB share achieved the lowest price markdown between the subscription price and the theoretical share price without subscription rights. The total amount issued for the transaction was roughly €3 billion, and the subscription ratio for the new shares stood at 99.8%. Overall, the placement met with high demand, with investors outside Germany showing particularly strong interest.

HVB stipulated attractive subscription conditions using an innovative bidding procedure in cooperation with an international banking consortium, and was able to reduce the dilution effect of the capital increase despite high volatility on the markets. The transaction was realized by an international banking consortium under the leadership of JP Morgan, Lehman Brothers, and HVB Group. The capital increase was the largest cash capital measure implemented by our Bank to date, and at the same time the biggest rights issue in Germany during the year under review.

The new shares were listed on April 6, 2004 at every German stock exchange, the stock exchange in Vienna, and the SWX Swiss Exchange.

HVB share relative to DAX 30 index


HVB share from January 1 to December 31, 2004, in €
22.0
19.5
17.0
14.5
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
DAX 30 indexed to HVB
HVB share

Weighting of the HVB share in the most important indexes at December 31, 2004

	Weighting	Ranking
DAX	2.19	13
Prime Banks	15.56	2

Key ratios of the HVB share based on average number of shares

in €	2004	2003
Average number of shares in millions	697.1	536.3
Number of shares at Dec. 31, in millions	750.7	536.3
Operating profit (loss) per share	1.99	2.67
Net income (loss) before taxes per share	(2.55)	(4.00)
Earnings per share (adjusted)[1]	0.91	0.54
Earnings per share	(3.27)	(4.92)
Shareholders' equity per share[2]	16.94	20.26
Net asset value per share[3]	14.11	17.25
Dividend per share of common stock	—	—
Dividend per share of preferred stock	—	—
Share price at year-end	16.70	17.62[4]
High	21.13	19.26[4]
Low	12.86	5.47[4]

Improved performance later in the year

2004	HVB share price in €	Quarterly performance in %
Q1	15.94	(9.5)
Q2	14.62	(8.3)
Q3	15.46	5.7
Q4	16.70	8.0

[1] 2004 figures adjusted for amortization of goodwill, addition to restructuring provisions, and allocation to special provisions for bad debts
2003 figures adjusted for amortization of goodwill, current income and expenses from norisbank, Bank von Ernst, Bankhaus BethmannMaffei, and the non-scheduled items defined in the consolidated financial statements for 2003

[2] Calculation basis: subscribed capital, additional paid-in capital, retained earnings, and reserve arising from currency and other changes

[3] Calculation basis: subscribed capital, additional paid-in capital, retained earnings, and reserve arising from currency and other changes plus available-for-sale reserve less goodwill

[4] HVB share price adjusted for rights markdown

Shareholder structure: large free float

We analyze our shareholding structure and any changes to it at regular intervals. The most recent survey shows that institutional investors hold approximately 60% of the shares in HVB Group, and private investors around 15%. The strategic investors Munich Re, Privatstiftung zur Verwaltung von Anteilsrechten, and Bayerische Landesstiftung together hold approximately 25% of our shares. In total, 81.6% of our shares are considered free float – i.e., are below the 5% reporting threshold.

The majority of our institutional investors are located in the United States; German investors follow in second place. British investors come in third, followed by investors from Switzerland (3.8%) and Italy (2.5%). Compared with the last survey, the shares held in the rest of Europe have increased. We see this as a positive step towards broadening the geographical base of our shareholder structure.

Extensive coverage by equity research analysts

In 2004, about 40 equity research analysts actively monitored our company and published studies on HVB Group. We have published a compilation of the recommendations of 26 prestigious banks and securities firms on our Investor Relations homepage. At the beginning of March 2005, the majority of analysts (61%) had issued a "hold" recommendation, while 27% had recommended to "underweight" and 12% to "overweight" the HVB share.

www.hvbgroup.com/recommendations

Increased trading volume

In 2004 there was a clear increase in the trading volume of our share, attributable to the rise in interest compared to the prior year: The average daily trading volume of HVB stock stood at 4.4 million shares, representing a 35% increase over the 2003 figure of 3.2 million.

Investor Relations activities: roadshows and one-on-ones...

The main objective of our investor relations work is to communicate openly with analysts, institutional investors, and private investors on an ongoing basis. This helps to ensure that the HVB share is fairly assessed on the capital market. In particular, we strive to broaden our existing base of shareholders through our work. In 2004, the focus was placed on increasing the financial transparency of HVB Group.

Shareholder structure

Interest in share capital, in % (estimated)


Institutional 60.0*
Strategic 25.0
Private 15.0

* Share of clearly identifiable investors approx. 40%

Source: Thomson Financial, HVB

Geographical distribution of institutional investors**

in %


USA 42.6
Germany 21.8
UK, Ireland 15.9
Rest of Europe 15.5
Rest of world 4.2

** Investors identified by HVB

We enable investors to gain access to HVB Group's senior executives by holding roadshows and one-on-ones, and participating in international conferences.

In the year under review, we had more than 200 meetings with investors and analysts. We organized some 15 roadshows in Europe and the United States with members of our Management Board and IR team, explaining the strategy, goals, and operating results of HVB Group at meetings with financial analysts and investors. In addition, members of the Management Board took part in eight important investors' conferences in Europe and the United States during 2004.

... expansion of the IR homepage ...

Our Investors Relations homepage features all kinds of information on the HVB share, as well as records of our IR events and the latest financial data for shareholders and analysts. Annual and interim reports can be retrieved in a user-friendly interactive version or ordered directly. The range of other topics extends from a group profile and corporate governance through to information for our fixed-income investors. Private shareholders can reach the Investor Relations team directly via our free hotline or e-mail.

www.hvbgroup.com/ir

... and success of our ADR program

As part of a sponsored Level I ADR program, HVB American Depositary Receipts (ADRs) are traded on the OTC market in the United States. Our ADR program enables American institutional investors, who are subject to restrictions concerning the level of their investments in foreign securities, to choose the HVB share. In this case, one ADR represents one share. The number of outstanding ADRs of HVB has more than tripled over the last two and a half years – a sure sign of the increased interest within the U.S. market. The HVB ADR closed 2004 almost unchanged since December 31, 2003, at $22.60 compared with $22.80. The reason for this was the weakening of the dollar against the euro.

Ratings

	Long-term	Short-term	Outlook	Public Pfandbriefs	Mortgage Pfandbriefs
Moody's	A3	P-1	negative	Aa2*	Aa3*
S&P	A-	A-2	negative	AAA	—
Fitch Ratings	A-	F2	stable	AAA	AAA**

* On review for possible upgrade since March 15, 2004
** On rating watch negative since January 21, 2005




»We're helping to shape the country's infrastructure and earning money from it at the same time. I'd have to say I'm proud of this.«

→ Austria & Central and Eastern Europe business segment

Dusan Hladny
Director of Corporate Banking
HVB Bank, Prague

SPECIAL REPORT

- Value-driving development: successful start to the "Growing with Europe" strategic program
- Remodeling of real estate finance in the Germany business segment
- Earnings drive and greater efficiency ensure sustained value creation
- Value-based management: capital allocation based on value driven by business segments

GROWING WITH EUROPE: VALUE-DRIVING DEVELOPMENT OF HVB GROUP

From transformation to value-driving development

By the close of 2004, HVB Group had taken further steps toward focusing its business model, bolstering its value creation structures on a sustained basis, and expanding its strategic room for maneuver. During 2003, we reached milestones in the far-reaching changes to our corporate structures and extensive optimization of the Bank's risk profile with our transformation program (see also the Special Report in the 2003 Annual Report). Having streamlined the investment portfolio and carried out the capital increase in the spring of 2004, we are now concluding this phase of setting the Bank's direction for the future by restructuring our real estate finance operations as announced at the start of 2005. We have thus created a solid foundation for our "Growing with Europe" strategic program, which was initiated during 2004 and will be accelerated this year.

With this program, HVB Group is now setting its focus on boosting the value at its customer interface after completing the restructuring of the corporate group. The components of Growing with Europe are:

- active capital and risk management
- bolstering our operational earnings capacity
- constantly sharpening our business profile

In 2005, we will consistently concentrate on these components and continue to develop HVB Group with a view to creating more value. Our objective is to significantly increase the profitability of HVB Group on the European marketplace and develop additional options for profitable growth in our core markets.

Clear progress in Growing with Europe: capital management initiated...

Taken together with the streamlining of our investment portfolio, the capital increase of April 2004 formed part of a consistent package of measures and at the same time initiated active capital management. We will continue to give high priority to the active allocation of our available equity as the key component of our value-driven capital management (see also the information on value-based management in this section).

... strict risk management has positive effects...

In the 2003 financial statements, we wrote down the book values of our main investments to their fair values. We subsequently divested all of our Allianz holding and reduced our stake in Munich Re to below 10% at the beginning of the year under review. These were already important steps in extensively reducing our market risk positions. Further moves also included the disposal of our shareholdings in E.ON and Brau und Brunnen during 2004. We remain committed to divesting non-strategic investments.

Measures to boost return on equity after taxes



Stronger capital management
Enhanced risk management
8–9%
4.9%
Greater operating profitability
Sharper business profile
2004*
2005

* 2004 figures adjusted for amortization of goodwill, addition to restructuring provisions, and allocation to special provisions for bad debts

In terms of credit risks, we were already able to revise our original expectations for loan-loss provisions downward at the end of the first half of 2004. While signs of an improvement in the economic environment were a factor in this decision, the reduction in provisions was primarily the outcome of our strict approach to risk management. The risk quality of our new business continued to improve during the year under review.

... earnings drive creates operational value...

The main aim for our customer activities in the year under review was to increase operating revenues. Despite reduced risk assets, we were able to keep net interest income at last year's level and simultaneously record a significant increase in our fee- and commissioned-based operations. Low volatility on capital markets led to a decline in our trading operations. But operating revenues remained stable compared to the 2003 fiscal year. Although economic developments still remained unsatisfactory, we clearly achieved initial success with our earnings drive in Germany.

As already announced in the 2003 Annual Report, we are committed to systematically risk-adjusted margins in our lending operations. This enables us to compensate the effects of stagnating business volumes. Thus we were able to post further growth in margins overall, even though performance varied in the different customer segments. Assets from less profitable business operations were shifted to activities with higher margins. On the lending side, we optimized structures in like manner.

We introduced a large number of innovative, increasingly capital market-oriented products for retail and corporate customers in a move to expand our fee and commission-based operations. These products enabled us to generate value for our customers and increase cross-selling at the same time. We were also successful at winning new customers. In our trading operations, we are looking to maintain stability in our results and integrate our capital market activities more strongly into our other customer operations.

... and greater integration sharpens business profile

We expect greater networking between all HVB Group units to strengthen our sales force and boost efficiency. A milestone in this respect is the integration of Vereins- und Westbank, which we commenced in the year under review with a view to enhancing our presence in the German market. In January 2005, the legal aspects of the merger were completed when HypoVereinsbank absorbed Vereins- und Westbank. Eliminating duplicated functions in the two units and centralizing important coordination tasks will make it easier to steer the corporate group, reduce complexity, and hence streamline our corporate structures in Germany.

Value-driving development of HVB Group: components

Our priority for 2005 and the following years is to increase our structural ability to create value on the basis of our Growing with Europe program. The Germany business segment is a key component in this respect. Although this segment continued to improve its financial performance in 2004, there is still a significant gap between HVB Group's strong performance outside Germany and its weak profitability in domestic operations. We aim to close this gap on the basis of an ambitious schedule.

We are looking to sharply increase our earnings power in Germany already in 2005. In pursuit of this goal, we will press ahead with our customer campaigns and permanently increase our efficiency at the same time. In terms of risk provisions, we already took measures in the 2004 financial statements that will definitely ease the burden on the Germany business segment.

Remodeling of real estate finance in the Germany business segment...

With the German real estate markets showing no sign of picking up, HVB Group decided to carry out a strategic remodeling of the Germany business segment. To rapidly reduce risks, we will pool existing non-performing real estate exposures and make them marketable. In this connection, the workout portfolios from the entire German real estate finance business of HVB AG are being transferred to the new Real Estate Restructuring segment together with the remaining portfolios of the Real Estate Workout segment. This will include a volume of €15.4 billion. The aim is to completely eliminate the portfolios allocated to this segment without disrupting the market, by exploiting various options and the opportunities arising from the future development of the real estate markets. In the commercial real estate finance business, we will again tighten the criteria under which finance is granted, while private real estate finance will remain an integral part of our product range.

... and extensive measures in the 2004 financial statements to relieve from risks

To facilitate the rapid reduction of these legacy real estate exposures, it was necessary to change the valuation method for the real estate collaterals associated with these portfolios. In contrast to the previous approach, which in many instances aimed to restructure the individual commitments – sometimes over the long run – before returning them to regular treatment, the valuation is now made at liquidation value. To take account of the valuation method, we have set aside special provisions for bad debts totaling €2.5 billion for the segment. This has led to a significant increase in the coverage ratio.

After HVB Group had eliminated the market risks arising from its investment portfolio at the end of 2003, it was able to significantly reduce its future credit risks in the 2004 consolidated financial statements by changing the valuation method for real estate collaterals associated with the workout portfolios. This step enabled it to make crucial progress in optimizing its entire risk profile. HVB Group can now focus its resources completely on its profitable core business.

Acceleration of earnings campaigns

As the leading bank in the heart of Europe, HVB Group is at the forefront in its core European market. This market includes Germany, Austria, and the countries of Central and Eastern Europe (see also the section showing our presence in our core market). Compared with other European banks, we have a widely diversified earnings and risk profile. We serve the market through three business segments which have been designed to interact smoothly:

Germany business segment

With our MOVE customer campaign, we already achieved significant growth in new business in 2004 with innovative products for retail and corporate customers. We aim to build on this success, firstly by intensifying cross-selling and secondly by stepping up the acquisition of new customers (see also the section on the Germany business segment).

Austria and CEE business segment

We are pursing a clear growth path in this region. Our business operations again developed very well in 2004. This applies particularly to the CEE countries, where we significantly increased our presence. We achieved this through both organic growth and acquisitions, taking over Hebros Bank in Bulgaria and Eksimbanka in Serbia. By expanding our investment in Moscow-based IMB Bank to a majority shareholding, we have also bolstered our market position in Russia. We intend to fully tap the high potential of this market by positioning ourselves at an early stage (see also the section on the Austria and CEE business segment).

Corporates & Markets business segment

With a sales approach integrating all classes of assets and product groups, we enjoy a strong position and are able to meet all our customers' requirements. We see our expertise in innovative, tailor-made financial solutions and risk management products as a key value driver (see also the section on the Corporates & Markets business segment).

Greater efficiency with PRO

In the fall of 2004, we announced our intention to sustainably increase efficiency in the corporate group. The PRO (Process Redesign and Optimization) efficiency program serves this goal. HVB Group plans through PRO to realize annual cost-cutting potential of at least €280 million. With its goal of streamlining HVB back offices and domestic subsidiaries, the program is focused on sub-projects aimed at optimizing headquarters and staff units, improving credit processes, and streamlining transaction banking. The main levers will involve improving capacity management and processes, making greater use of flexible working-time models, value-added integration, and realignment of the COO organization.

Some €55 million of the entire cost-cutting potential will already be reflected in the 2005 income statement of HVB Group as a result of lower operating expenses. More than 60% of the entire potential will affect net income in 2006. The full impact on results will be visible from 2007. As part of PRO, about 2,200 – 2,400 jobs will be shed in the Group. We are working on the assumption that the restructuring provisions of €250 million set aside in the 2004 consolidated financial statements will suffice to successfully implement PRO.

Outlook: sustained improvement of earnings power

Our good operating performance in the year under review, coupled with the special measures taken in the 2004 financial statements, have created the basis for rapidly reaching a competitive profitability level. As a result of the change in the strategy of how restructured real estate exposures are treated, coupled with the required special provisions for bad debts this entailed, HVB Group is expecting a sharp reduction in loan-loss provisions to approximately €1.3 billion in 2005. Normalized addition rates will also noticeably ease the burden on the consolidated income statement in the coming years. HVB Group plans to achieve a return on equity after taxes in 2005 which is equivalent to its cost of capital (between 8 and 9%).

At the same time, HVB Group will fully concentrate on rapidly and significantly increasing its core capital ratio. A package of measures serving to reduce risk assets in the area of real estate financing in the Germany business segment, eliminate portfolios in the Real Estate Restructuring segment, carry out securitization measures, and reinvest earnings will provide the basis for our actions. By the end of 2005, the core capital ratio will have made clear headway towards 7%. All of this reinforces our aspiration to continue expanding our market position as the leading bank in the heart of Europe and, at the same time, to generate substantial growth in value for our shareholders.

Cost-cutting potential of at least €280 million identified*


€ millions
300
225
150
75
>80
>70
>130
>280
Headquarters/ staff units
Lending processes
Transaction banking/services
Total potential

Major part of cost-cutting potential will enhance net income in 2006


€ millions
300
225
150
75
~55
~180
>280
80
Operating expenses
200
Personnel expense
2005
2006
2007+

* Restructuring provisions of approx. €250 million already set aside in 2004

Dual steering principle

One of HVB Group's most important objectives is a sustained increase of corporate value. To take account of capital market requirements and the necessity of value-based management, we have implemented the concept of dual steering. This enables us to transfer the prime goal of value creation for our shareholders to the operational business segments.

Essentially, this concept requires a return from two (dual) capital resources: first, the regulatory capital determined on the basis of supervisory regulations; second, the risk capital, i.e. the economic capital actually required to cover risks determined by internal models. The valuation methods described in the capital accords published by the Basel Committee serve as a basis for calculating the equity to be set aside under supervisory regulations.

Internal models for risk measurement

To come up with a comprehensive and sophisticated depiction of the total risk situation, at HVB Group we measure the following risk types:
- market risk,
- credit risk,
- operational risk,
- business risk,
- real estate risk, and
- (financial) investment risk

The great advantage of internal models is that estimated risk figures are more precise and take portfolio effects into account: essentially correlation effects both within a risk type and between the different risk types. Other methods are applied to estimate and manage liquidity risk and strategic risk (see Risk Report for further details).

Capital allocation based on value contribution of business segments

Our shareholders expect that they will be compensated with a risk-adjusted return for the capital provided. After covering the operating costs, the risk-free rate of interest and a risk premium have to be earned. The risk-free rate plus the premium must correspond to an alternative investment opportunity with a similar risk profile.

Starting from our current cost of equity of 8 – 9%, the expected internal rates of return are calculated by a model derived from modern capital market theory. These rates are allocated to the two capital resources. Depending on the extent of capital utilization and the corresponding required rates of return, the business segments' achievement of objectives is uniformly measured as value contribution. This indicates our ability to create value for our shareholders. Thus equity capital is allocated to business segments of strategic importance with the capability for sustained value creation.

Development of the value-based allocation of capital* to the business segments


€ billions
6.5
5
3.5
2
2002
2003
2004
Germany
Austria and CEE
Corporates & Markets**

* Average shareholders' equity shown in the balance sheet of the business segments

** Part of the decline is attributable to the application of the internal model for market price risk



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→ Austria & Cen[illegible] business [illegible]









BUSINESS SEGMENTS AND SERVICE DIVISIONS

- Germany business segment: Private Customers business unit boosts sales; Corporate Customers extends core competencies; Real Estate suffers market-induced decline in earnings
- Austria & Central and Eastern Europe business segment: Private Customers business unit optimizes distribution processes and Corporate Banking Austria increases advisory business; Central and Eastern Europe grows fast
- Corporates & Markets business segment: Corporates business unit successfully implements active credit portfolio management; Markets business unit expands cross-asset activities
- Our people: en route to a new sales culture
- Operations: greater efficiency and lower costs in IT; payment operations expanded notably with corporate customers
- Sustainability and corporate citizenship: commitment to continuity and quality in sustainability; corporate citizenship focuses on culture, education, and social responsibility

Earnings impacted by market conditions

The Germany business segment recorded an operating profit of €18 million for the past fiscal year. On an adjusted basis, we were able to achieve a significant year-on-year increase through a sharp rise of €251 million in our result. In addition to the increase of 4% in operating revenues, the 2% reduction in general administrative expenses coupled with the 4% lower loan-loss provisions also contributed to improving the bottom line (see also the Financial Review for a detailed description of the results).

Private customers and private banking: income increased

The Private Customers business unit posted an operating loss of €29 million. This represents an improvement of €115 million compared with the adjusted prior-year total. Operating revenues increased by 4% over the prior-year figure. Our active cost management enabled a 2% decrease in the general administrative expenses, while loan-loss provisions declined by 3%.

Strategy: product packages as a key value driver

The MOVE sales campaign launched in September 2004 aims to enhance profitability on a sustained basis. Expertise and proximity are the success factors we are applying to give ourselves a unique presence on the market. MOVE is intended to help us win new customers and step up cross-selling.

In 2004, an extensive reorientation of our retail and private banking operations helped to sharpen HVB's market profile and boost efficiency at the customer interface. In this context, we

- brought to market product bundles catering to the needs of specific target groups,
- intensified activity-oriented sales management, and
- developed a comprehensive advisory philosophy.

We are pursuing three strategic goals with this reorientation: a significant increase in the number of customers that use us as their primary bank; the distribution of more products to our existing customers; and the systematic acquisition of new customers in defined market segments. With this in mind, we devised and launched four product bundles built on extensive market research:

- the HVB StarterPaket
- the HVB KompaktPaket
- the HVB KomfortPaket
- the HVB PremiumPaket

Starting from the current account as anchor product, the packages cover everything from basic services comprising an account and a card through to professional investment advisory and cash management. These offerings cater to a wide range of customer needs on attractive terms. Following their launch in the last quarter of 2004, more than 17,000 product bundles have already been sold; around a quarter of these sales were to new customers.

Private customers: initial sales success*


2004 sales
10,000
7,500
5,000
2,500
Number of products sold
Number of new customers
StarterPaket
KompaktPaket
KomfortPaket

* Sales figures refer to products sold in the period from October–December 2004

Success with core products

The new business generated in the different areas of liquidity and wealth management, financial planning and real estate developed well in the year under review. Earnings from sales activities grew by 17% year-on-year:

- HVB Sofortkredit: The volume of this consumer loan product increased to €818 million, up almost 60% on last year. In addition, we were able to win more than 20,000 new customers.
- Investment: The professional advisory service for customers based on the HVB asset management concept and a tailored mix of innovative investment products for all risk types significantly increased earnings in this area.
- Real assets business: Earnings rose almost 40% year-on-year on the back of a placement volume of €455 million. The number of real asset transactions grew even faster, by a good 60% over the high figures already achieved in 2003.
- Financial planning: Sales of life and pension policies soared as a result of amendments to the German Retirement Income Act. At almost €1.5 billion, the aggregate valuation amount exceeded the total for the prior year by more than 170%.
- Cooperation with soccer club Bayern Munich: We have already gained more than 20,000 new customers overall. The volume of deposits with the FC Bayern Savings Card increased from €65 million to €570 million. Another attractive product, the FC Bayern MasterCard, has been available since the end of February 2004.
- Real estate finance: This remains an important contributor to earnings in retail banking. But the structurally induced high loan-loss provisions and the slimming down of holdings in private real estate finance must be compensated by other products. The regional tailoring we apply to portfolio management helped to boost new business in attractive markets at risk-adjusted margins. We respond to changing market conditions by constantly updating risk maps and equity requirements.

Innovative investment products on the road to success

We placed a series of attractive new products at a volume of around €2.0 billion with our private customers. Working in conjunction with the Corporates & Markets business segment, we offer solutions which take due account of special customer needs in times when uncertainty prevails on capital markets. Demand was particularly strong for products offering capital protection and attractive interest rates, such as the 7/3 Bond (sales volume almost €600 million), the Optimal Bond (more than €400 million), and bonus and express certificates (more than €700 million). The first open-ended capital protection fund marketed by Activest, our asset management company, also serves this purpose.

The Activest Total Return Fund family certainly also performed strongly. At €3.6 billion, its volume is the highest in its category in Germany. HVB Group thus managed to achieve the leading position in the market for this rapidly growing class of assets. In 2004 alone, our private customers purchased units worth over €1.74 billion.

In addition, we placed a volume of around €175 million of an innovative product, our HVBFF Life Erste KG life insurance fund.

Corporate customers and professionals: stronger earnings

We attained an operating profit of €290 million in the Corporate Customers and Professionals business unit in 2004, which is equivalent to three times the amount achieved in 2003. At the same time, our earnings structure clearly improved due to an increase in the share of service and deposit operations to almost 45%. This enhancement bears witness to the consistent implementation of our cross-selling concept. General administrative expenses remained unchanged over the prior year.

Strategy and customer development

Our strategic approach of serving all corporate customers – ranging from the self-employed through to large corporations – in one business unit is increasingly proving its worth. The Bank's various offerings are designed to fully accommodate the professional and private banking needs of our business and corporate customers. The range extends from standardized offerings through to individual customer care with innovative solutions. In particular, we are systematically standardizing innovative large customer solutions for a wide range of mid-sized companies.

We set ourselves the goal of winning 20,000 new customers during 2004, and we hit this target. Taking into account the integration of Vereins- und Westbank, the number of new corporate customers even exceeded 25,000 in the year under review.

Core expertise expanded

We achieved success in sales by offering a wide range of innovative products. At the same time, we were able to expand our competence in the following areas:

- PREPS: Preferred Pooled Shares have enabled us to gain the leading position as a provider of mezzanine finance in Germany. Mid-sized companies with revenues exceeding €50 million are offered an innovative source of finance using PREPS in order to generate economic equity capital. Nearly 100 companies participated in our PREPS transactions in 2004. Our mezzanine offerings made more than €1 billion available to German mid-sized companies, establishing us as both the market leader and the most innovative provider of these services in Germany.

- Interest rate derivatives: The liquidity and investment (LIB) specialists at HVB Group open up opportunities on the money and capital markets for mid-sized businesses. Based on the idea of seizing global opportunities but acting on a regional basis, they provide advice on all products traded – from interest management, securities and currency management through to hedging against weather and commodity price risks. Known as FiRM, this financial risk management approach is successfully employed to serve all sorts of customer groups. In the challenging market environment of 2004, we succeeded in achieving a double-digit increase in earnings in this area.
- Payment transactions: The Corporate Customers and Professionals business unit succeeded in significantly expanding electronic banking with customers. This resulted in a 13% increase in electronic customer payments in Germany compared with the prior year. International payments also experienced a sharp 29% increase. This enabled us to improve the earnings situation in this business, contrary to the market trend, despite declining margins. As 94% of all payments made by our customers in this segment are electronic, they are processed fully automatically and thus inexpensively.
- Structured and tool-supported advisory services: These services allow us to greatly expand the use of our expertise in decentralized consulting for business and corporate customers through an intensive focus on ratings. Our KUBA tool (customer credit standing analysis for mid-sized businesses) provides a comprehensive and transparent depiction of our corporate customers' rating and financial power in comparison with current sector performance figures. In addition, the analysis results also allow us to develop both forward-looking strategies for our customers and cross-selling potential for the Bank. The ensuing consultation and analysis include the simulation of possible alternatives and developments for a company's present and future. This gives rise to basic ideas for new products in the areas of mezzanine finance, leasing, and private equity.

Takeover of ING BHF-Bank portfolio, synergies in CEE

By taking over a portfolio comprising mid-sized German corporate customers from ING BHF-Bank, we gained access to about 1,400 new corporate customers with major business potential for HVB core products. This boosted our market share in several German states.

In addition, we made greater use of synergies resulting from the leading position HVB enjoys in Central and Eastern Europe (CEE). In the course of the enlargement of the EU, many of our mid-sized customers who had not yet been active in CEE invested in these countries. Other German companies are expanding their existing activities. We were thus able, from Germany, to provide support and advice on more than 1,000 new or expanded investments. We made use of our subsidiaries' consulting expertise in these countries, while also supporting the financial management of our customers with the help of our newly introduced international payment service and loan products.

Corporate customers and professionals: new customer acquisition increased systematically



Number of customers per quarter*
6,000
5,000
4,000
3,000
I/03
II/03
III/03
IV/03
I/04
II/04
III/04
IV/04

* HVB AG

Real estate: market-induced decline in earnings

Due to the 28% rise in loan-loss provisions, the operating loss of €242 million represented a decline in comparison to the previous year. The 3% rise in earnings and the 15% decline in general administrative expenses were unable to offset the adverse effects of the increase in loan-loss provisions.

Strategy and business development

Market conditions for commercial real estate finance are characterized by the weak economic climate and the restraint in demand shown by German buyers and investors. Declining or further stagnating rent levels and property prices coupled with some significant rises in vacant properties typified the situation on German real estate markets. The housing markets are slowly entering into a consolidation phase; it is even possible to detect slight upward movements here and there. In contrast, vacancies have significantly increased on the office property markets recently, due to the weak demand for office space.

Our lending policies continued to reflect these market conditions. New business had to comply with strict requirements in commercial real estate finance; this applied to the creditworthiness of investors and buyers as well as to the quality of the real estate financed. We continued to apply systematic risk-adjusted pricing. For us, active risk management means that loan products must, above all, be transferable and marketable. We acquired low-risk new business and simultaneously achieved a marked increase in income from commission and derivatives over last year.

Besides giving advice for large-scale real estate investments, the Real Estate Structured Products business division provides professional real estate customers and large companies with tailor-made products. This division sells and hedges the real estate finance risks generated throughout HVB Group through loan syndication and direct placements. This unit also plays an important role in portfolio and equity management.

The business transacted by Real Estate Structured Products developed strongly in 2004. Among other things, we obtained the mandate to sell one of the largest transactions worldwide in the area of non-performing loans. In large-scale lending operations, the focus was placed on portfolio finance effected by international investors, particularly of housing stock. The division has significantly helped to boost income from commission and services in the real estate finance business of HVB Group through a high proportion of commission, which totals about 76% in new business. Real estate finance transactions worth €4.5 billion were marketed via portfolio and syndication finance – some of which were also mandated by third parties.

Outlook: boosting income with new product bundles for private customers...

In 2005, we intend to consistently continue the successful reorientation of the Private Customers business unit, increase profitability, and press ahead the earnings initiatives we have launched. Our goal is to sell more than 300,000 of our new product bundles in total. We will also achieve a major improvement in efficiency by systematically streamlining our product portfolio and automating processes. In addition, we intend to reduce risk provisions yet further. One of our main thrusts will involve systematically gearing our sales acitivities to comprehensive customer advice. In the area of real estate finance, we are focusing on winning new low-risk business; we will reinforce our cross-selling approach by introducing special, needs-based packages of services for real estate as part of our comprehensive customer care.

... expanding business with corporate customers...

The Corporate Customers and Professionals business unit envisages a boost to its operations from both the integration of VuW and the customer portfolio acquired from ING BHF-Bank. Through the complete transfer of the HVB business model to both sets of customers, we will increase our cross-selling potential, press on in gaining new customers and bolster our leading position in financing the Mittelstand. In addition, we are striving to package and increase our existing expertise in our corporate finance offerings for mid-sized customers. The customer care provided simultaneously to both companies and entrepreneurs from a single source is rounded off by attractive offerings in private banking.

The target groups we focus on will include not only already existing groups of customers in the medical profession, business consultancies and customers in the public sector, we will also address foundations, wholesalers and logistics providers more strongly. We expect business to double again in international cash management. In the new fiscal year, we also intend to focus on reducing risk and general administrative expenses further.

... and sustained restructuring of real estate

Now that the real estate loan portfolios earmarked for restructuring have been separated off, we will continue to exercise caution and be selective with new business, taking the stricter income and risk criteria into account.

We will provide comprehensive advice to our customers on matters concerning liquidity, financial planning, and interest hedging. In addition, we plan to provide support to national and international investors for large-scale portfolio finance. We are looking to permanently restructure unprofitable portions of portfolios, with a view to significantly improving our risk/return profile and hence also the results of the Real Estate business unit.

AUSTRIA & CENTRAL AND EASTERN EUROPE BUSINESS SEGMENT

Strong performance

Although the demand for credit and the interest and capital market environment in Austria failed to pick up appreciably during 2004, the Austria & Central and Eastern Europe (CEE) business segment still posted significantly stronger earnings than in the prior year. Operating profit climbed a strong 67%, with the CEE countries making an especially strong contribution. Net interest income and net commission income were the main factors driving the increase in operating revenues.

General administrative expenses remained almost unchanged despite the greater volume of business while risk provisions declined by 10%. Risk-weighted assets rose by 10.3%, again mainly in the CEE countries, but this time also in the Austrian retail sector (see also the Financial Review for a detailed discussion of the results).

Leading banking network in Austria & Central and Eastern Europe

As the leading international banking network, we have a strong market presence in our core countries. We are the bank for Europe as it grows ever closer together.

Our strengths:

- In the retail customer business unit: customer proximity through dynamic target group segmentation; professional campaign management; consolidation and outsourcing of administrative and back-office functions
- In corporate banking: integrated corporate finance with capital-market products for mid-sized companies
- Excellent competitive position in and around Vienna; growth potential tapped in the other regions of Austria, notably by the mobile sales force
- Strong market position in the CEE countries, building on initial position and market maturity

Strategic orientation

Our target is to continue developing the different business units in Austria and the CEE countries, as varied as they are, on the basis of a common business model and to exploit location advantages. With this in mind, we have initiated several projects in Austria aimed at boosting efficiency. In the CEE countries, we are still expanding our integrated banking network, enabling us to gain additional market shares.

www.ba-ca.com

The Austria and CEE business segment has set itself the goal of only pursuing growth in areas where it can generate returns on equity well in excess of its cost of capital. To this end, we have introduced a value-oriented controlling function to be implemented in every business unit during 2005.

Progress in Private Customers and Professionals Austria

The Private Customers and Professionals Austria business unit suffered from persistently weak income trends which in turn impacted consumption. This was supported by restrained patterns of investment. Operating revenues declined by a slight 2% on account of the balance of other operating income and expenses. At the same time, there was a significant rise in net interest income and net commission income as against last year. Several key lines of business posted strong performances – not least due to our pro-active sales strategy.

As a result of this strategy, we achieved a significant increase in volume (+12%) in retail financing, most notably in consumer loans and real estate mortgage finance. The mobile sales force again played an important part in generating new business.

We reorganized the sales force in the Austrian customer business. Target groups were redefined on the basis of dynamic segmentation criteria and directly addressed as part of the "Fit for Sales" project. Computer-aided campaign management using various sales channels, such as the telephone, online banking, the branch or addressing the customer at home, were helpful in this context.

This sales initiative was reinforced by consolidating product development under common leadership. This enabled us to approach the lifecycle needs of customers in an adequate way. As a result, we were able to further standardize our processes and products.

On the deposits side, the volume of savings deposits rose slightly while time deposits fell. There was a sharp increase in the inflow into investment funds, particularly in the second half of the year. This attests to the success of Capital Invest, our Austrian fund company: Investors showed keen interest in its new equity funds investing in shares in Eastern Europe, which are provided with capital guarantees.

www.capitalinvest.at

We were also successful with Real Invest Austria, the first open-ended real estate fund under the new Austrian Investment Fund Act. Investors with a low risk profile were especially attracted to our tax-friendly real estate bonds. New sales stood at €618 million. Every investment fund in the business unit was able to post much better results.

On the financial services side, the retail securities business again failed to match the level attained in "good" investment years. The implementation of European law decisions resulted in a decline in revenue; payment transaction services again depressed net commission income as a consequence.

Good performance by Corporate Banking Austria

The Corporate Banking business unit operates at the interface between stagnating and expanding economies. The strong competition and weak margins left their mark on the operating profit generated in Austria. In addition, the demand for credit was weak, as companies enjoyed a plentiful supply of liquidity, not least as a result of the measures taken to clean up their balance sheets over recent years. Nevertheless the operating result increased by a solid 45% compared with last year. Net interest income made a 4% greater contribution to this rise and net commission income 12%. There was a slight decline in general administrative expenses. Export finance products fared well, both in terms of lending volumes and interest margins, due to the strong involvement of Austrian companies in eastern Europe.

For a long time now, the Bank has been pushing its integrated corporate finance concept with a view to promoting the capital market as an alternative to the debt market. We have achieved some initial success in enhancing awareness for this inevitable change with our rating-advisory and

Market leader in Austria Private Customers and Professionals


Shares in %
60
45
30
15
Private customers in Vienna
Private customers in Austria
Professionals in Austria

Corporate Banking


Shares in %
100
75
50
25
Large businesses
Mid-sized businesses
Small businesses

business-planning products. Nevertheless, a certain amount of time will be required to produce a fundamental transformation in customer behavior. We have revised our loan portfolio with this trend in mind. Viewed overall, the credit volume stagnated, but this can be attributed to a large-scale shift from poor credit standings to good ones. The outcome is a further improvement in the quality of the loan portfolio overall. As such, the Bank was spared any major bankruptcies.

The advisory business focuses primarily on interest and currency risk management for our corporate customers as well as the issuing operations. This advisory capacity is becoming increasingly important in the banking industry in general, and the same applies to HVB Group. In fact, this line of business was the main factor behind the rise in net commission income. In addition, we experienced a revival in securities trading in the Corporate Banking business unit, with major institutional investors featuring on our customer list.

The success of "special finance business" as leasing and commercial real estate operations deserves emphasizing.

www.ba-ca-leasing.com

Through a series of large-scale projects that frequently include cross-border investments, this line of business benefited significantly from the expansion of HVB Group and from the market upturn in Central and Eastern Europe.

Central and Eastern Europe: full potential growth successfully tapped

The contribution of €389 million made to net income by the CEE business unit was the highest in the segment. The operating revenues included a sharp 40% rise in net interest income and a 14% increase in net commission income.

The very pleasing operating results of our CEE subsidiaries benefited from two factors: the strong economic performance in each country and the structural acceleration of monetization in these places. We were one of the major forces driving market penetration of modern banking products. This rapid modernization led to high net interest and net commission income in the CEE countries. Restrictive monetary policies and the development of interest rates in these countries also helped to boost results during 2004. Notably, net commission income has already reached the high level that we achieve in our Austrian business units. The new EU member states and southeastern Europe (SEE) contributed to the higher operating profit in equal measure, even if the weightings differ in absolute terms.

Our subsidiaries in Central and Eastern Europe are not, however, merely participating in the general market upswing. We seized the initiative in 2004 following a

www.bph.pl

period of mergers between 2000 and 2003 which involved extensive cost-cutting, particularly in Poland. Since then we have been pursuing a strategy in the retail customer business unit that allows for regional differences but still targets full coverage. We plan, for example, to add about 200 new branches to the existing network by 2007; some new branches were opened in 2004. Our highly-qualified, mobile sales force complements our branch network, and we also rely heavily on our cooperation deals involving credit cards (in Poland, the Czech Republic, and Slovakia) and insurance (for example in Croatia).

The total number of customers in our CEE business unit stands at 4.5 million. These customers are served by almost 1000 branches. For more information on our market position in each CEE country, please refer to the Core Market map on pages 8–9.

Building on experience gained in mature markets, we are expanding the customer segment comprising small and mid-sized companies. The cross-border client group, which brokers international customer relationships within HVB Group, was also able to capitalize on our special market position. The exchange was fostered by the increased networking of industries in both East and West.

In the field of corporate finance, we were successful with large-scale project financing, for instance for highway projects, and with loan syndications. Our foreign trade financing business and short-term operations, which include international cash management as a network product for international corporations and their regional subsidiaries, opened the door to business with international companies.

We are continuing our expansion primarily through organic growth and, where appropriate, acquisitions. In November 2004, we signed a contract to purchase Bulgaria's Hebros Bank. The deal was concluded at the beginning of March 2005, and has served to increase our market share in Bulgaria from 6.7% to 10%. The purchase of the Serbia's Eksimbanka was completed in December 2004. Our market share in Serbia and Montenegro now stands at 5.3% (previously 1.9%).

Outlook: profitable growth

Our target in the Austria and CEE business segment is to expand profitable lines of business and focus investment in these areas. In this respect, we are looking largely to customer proximity and earnings-based growth. We are committed to keeping a close watch on costs, despite our investments. This means:

- within the country: further rationalization of processes as well as execution and management functions "behind customer business"
- between countries: increased exploitation of synergies in the development of products and technical infrastructures

In Austria, we have spun off back-office activities and administrative services as part of of our "credit processing" project. We have similarly entrusted payment transaction services to a company spin-off. These measures are intended to pool activities and thus achieve specialization gains. We are also looking to move into external markets over the long term. At the same time, we have started implementing reforms to working conditions in Austria. After switching from the Savings Bank Association to the Commercial Bank Association, we will now introduce a modern, profit-related remuneration system including an element strongly based on performance from April 1, 2005.

In line with our banking network concept, we will step up cross-selling and continue to promote business in the core markets of Austria and CEE under a common business approach that overarches differences between the regions. This action will enable us to develop location advantages for the entire HVB Group. All of our decisions are made on the basis of the best-practice principle. This helps us deal with complex issues, such as how to reduce duplicated functions during new product development, or to implement IT solutions.

We are committed to exploiting opportunities for profitable, risk-managed growth in the CEE countries in order to boost our earnings power and generate strong returns on the business potential in the interests of our shareholders.

Awards for the Austria & Central and Eastern Europe business segment in 2004

- "Bank of the Year in CEE" The Banker, September 2004
- "Bank of the Year in Austria" The Banker, September 2004
- "Best Bank in CEE" Euromoney, July 2004
- "Best Regional Custodian – Eastern Europe" Global Investor, May 2004
- "Best Bank in Austria" Euromoney, July 2004
- "IPO of the Year in Poland: Bank Austria Creditanstalt" Parkiet, 2004
- "Best Foreign Exchange Bank in CEE" Global Finance, March 2004
- "Best Foreign Exchange Bank in Austria" Global Finance, March 2004
- "Best Trade Finance Bank in Austria" Global Finance, February 2004

Development in the Corporates & Markets business segment

The Corporates & Markets business segment (C&M) recorded an operating profit of €827 million (2003: €1,027 million) in the year under review. The strategic decision to reduce our dependence on lending business was already put into effect as part of the 2003 transformation program. The reduction of risk-weighted assets was started in 2003 and systematically continued in 2004, primarily in combination with the consistent use of risk-adjusted pricing. This effect on net interest income and the lower net interest result in Markets burdened the operating profits. In addition, the trading profit did not reach the previous year's result, chiefly due to the weak development in the third quarter of 2004. At the same time, however, net reversals were made in loan-loss provisions. General administrative expenses increased only slightly (see also the Financial Review).

Continued expansion of successful "integrated capital market bank" model

C&M maintained and expanded its strategic orientation as a powerful intermediary between issuers, capital markets, and investors during 2004. Starting from the point of view of the client, we have responded to individual customer needs by focusing our distribution competencies in a newly implemented relationship management unit. This unit concentrates on providing customers with comprehensive advice, and offering them innovative, tailor-made financial solutions across all product groups. Having direct access to our customers' senior management enables us to enter into a strategic dialog and advise customers proactively in their financial decisions. Our strength in this connection is in our advanced product development and structuring know-how. We see this as an important value driver in our business with corporates.

By pooling product competencies across the various asset classes, we have also tailored our activities to the changing needs of our customers. In doing so, we are supporting the trend of corporate customers toward the capital market and responding to the stronger demand for innovative, capital market-oriented financing solutions. On the capital-market side, we have further advanced our consistent orientation along the "origination–trading–distribution" value chain. We have addressed the requirements of capital-market issuers and pooled our origination activities on the basis of customer groups and their needs. We are backing up our extensive cross-asset knowledge by pooling our trading competencies in the areas of interest-rate, credit and structured products while utilizing the benefits of other cross-asset business approaches. In addition, we have concentrated our international placement power across all regions and asset classes. This move also reflects the cross-asset trend in distribution. This positioning and our comprehensive customer advice will enable us not only to provide efficient support in the business process between issuers and investors, but also to play a proactive role in shaping this process.

We have positioned ourselves as a specialist for structured, capital market-oriented financing and risk management products. In the Acquisition and Leveraged Finance unit we are also a leading player. Our range of services also encompasses both Equity Capital Market products and M&A. This enables us to operate as a one-stop provider of capital-market products meeting the needs of our Mittelstand customers capable of tapping the capital markets, institutional and multinational customers, and public sector clients.

C&M plays a leading role as a European credit arranger and distributor. Establishing an important precondition for risk transfer solutions, we set up the Active Credit Portfolio Management unit (APCM) in 2004 (see the Corporates business unit). C&M is an integral part of all capital market activities of HVB Group. Consequently, all HVB Group customers can draw on its capital-market expertise. In addition, C&M is the HVB Group center of competence for efficient balance sheet management and refinancing management.

Development in the Corporates business unit

The Corporates business unit earned an operating profit of €532 million in 2004 compared to €219 million in 2003. Operating revenues declined only slightly on the back of lower net interest income resulting from the significant reduction of risk-weighted assets in 2003. In addition, the proceeds from the disposal of the U.S. real estate portfolio last year are no longer included. General administrative expenses increased particularly on account of investments in promising product fields such as Active Credit Portfolio Management. The operating profit more than doubled as a result of net reversals of loan-loss provisions.

The Corporates business unit is responsible for approximately 250 corporate customers. To utilize the demand for capital-market products as a means of boosting our earning power, particularly in the commission-based business, we continue to pursue a strategy of tying classical loan financing to the procurement of mandates for capital-market transactions.

Active Credit Portfolio Management successfully implemented

We set up the new Active Credit Portfolio Management unit (ACPM) during 2004 with responsibility for the active management of our credit portfolio with the multinationals we serve. It acts as an interface between distribution and the credit/capital market. The underlying idea of ACPM is to disaggregate the traditional lending model, the goal being to simultaneously optimize the key management parameters in the C&M loan book. ACPM has enabled C&M to substantially improve its risk/return ratio and significantly reduce the volatility of risk costs. The factors operating in our favor are our extensive credit know-how, our skills in the area of credit derivatives, and our highly developed loan-trading capacities. The instruments used are derivatives, loan/bond trading and secondary syndication. With this approach, C&M is positioned as a market pioneer.

European market leadership in Structured Finance

Our Acquisition & Leveraged Finance unit can look back on a very successful year. C&M was involved in almost all important European LBOs either in first position as a mandated or joint lead arranger, or in second position as an arranger. We thus not only increased the number of mandates outside Germany, but also more than doubled our market share at the European level and gained ground on the market leaders in this fiercely competitive market. The year under review was also a very successful one for our Global Project & Structured Finance unit, which includes Project Finance as well as Commodity Trade Finance. Following the focus on reducing risk-weighted assets in 2003, we were again able to take on a leading role in the year under review. Despite tough competition, we were among the leading banks acting as mandated lead arranger in the European Project Finance market.

Better position as LBO-mandated arranger in western Europe

2003

Ranking	Name	Market share
1.	Barclays	15.1%
2.	Bank of Scotland	14.1%
3.	Royal Bank of Scotland	11.0%
4.	CSFB	9.0%
5.	Merrill Lynch & Co.	6.0%
6.	BNP Paribas	5.9%
	•	
	•	
13.	**HVB Group**	**1.8%**

2004

Ranking	Name	Market share
1.	Barclays	14.2%
2.	Royal Bank of Scotland	13.4%
3.	Bank of Scotland	7.4%
4.	Deutsche Bank	6.6%
5.	JP Morgan	5.3%
6.	**HVB Group**	**4.4%**
	•	
	•	
	•	

Source: Reuters/LPC

Development in the Markets business unit

The Markets business unit reported an operating profit of €296 million in the year under review after €808 million in 2003. The weaker development of operating earnings can be attributed primarily to conditions in the capital markets, where historically low volatilities in all asset classes and generally sluggish activity predominated. On the plus side, at €712 million general administrative expenses remained at almost the same level as in 2003.

The Markets business unit serves several thousand international institutional customers. A consistent orientation toward changing customer needs is intended to our long-term earning power, particularly in the commission business. The positive factors we see are the continuing penetration of our broad customer base with innovative capital market products and with products – such as covered bonds – for which we are already established as market leaders.

Systematic expansion of cross-asset activities

The top priority for 2004 was to continue implementing strategic measures to pool our structuring skills across all asset classes. By taking this action, C&M was responding to the increased demand for cross-asset products. At the same time, we are looking to optimize our comprehensive approach to the customer relationship in the areas of strategic and tactical advisory; the focus was on the customer's entire asset side with a view to optimizing asset allocation.

We made substantial progress last year toward our goal of positioning C&M as a leading "structured derivatives" house in Europe. As a first step, we combined the three areas of equity-based, credit-based and interest-rate derivatives, centrally pooling them in the new Structured Derivatives unit. This enables us to make even more efficient use of our considerable skills in the area of financial derivatives across all asset classes and place them at the disposal of our customers. In addition we have combined the various research units (including equities, bonds, emerging markets, and commodities) to strengthen sales support and the development of innovative, cross-asset research products. We were also able to implement this cross-asset concept at the German Investment Conference organized by C&M. This event brought representatives from 67 major German corporations – including 26 of the 30 corporations making up the DAX index – together with more than 270 international institutional customers. The conference met with a very positive response from our customers.

HVB Group capital increase successfully placed

C&M placed the HVB Group rights issue as joint bookrunner in an international consortium of banks. A total of 214.4 million shares were issued. With proceeds of approximately €3 billion, C&M made a major contribution toward the successful conclusion of the transcation.

Funding diversification and lower funding requirements

As a result of the significant decrease in risk-weighted assets brought about by the 2003 transformation program, HVB Group has substantially lower funding requirements than in previous years.

Our funding policy, which is geared toward transparency for capital markets and investors, is also reflected in the considerable success of Jumbo Pfandbrief No. 7: A total volume of €1.5 billion of this issue was placed with domestic and international investors. We further diversified our funding base by structuring products tailored to retail customers. The funding volume from the retail sector amounted to approximately €2.7 billion.

C&M bolsters market position in issuance business

The "e-Orderbuch" software went into operational use at the start of 2004. This tool enables C&M to perform the book-building process for a capital market transaction online and in real time with access by external banks and investors. The innovation has been warmly welcomed by our customers. We have now used e-Orderbuch to handle 113 issues with a total volume of €65.4 billion.

In the German market, C&M ranks among the top five for benchmark bonds issued by German states. Issues in which we acted as a joint lead manager included the Brandenburg No. 5 state bond, with a volume of €1 billion, and issues by the states of Berlin (€2 billion) and Baden-Wuerttemberg (€1.25 billion).

We maintained our leading market position in the European covered bond business by gaining 28 lead mandates during the course of the year. In this context, our position as the market leader in the German Jumbo Pfandbrief segment deserves special mention. The 17 mandates we secured made us the leading underwriter of 2004 – a noteworthy success. We assume that a new law on the issuance of Pfandbrief bonds, due to come into force in 2005, will strengthen our market position in Germany and also support our efforts to expand in Europe.

C&M is typified by an integrated, cross-asset distribution approach that also transcends product groups. In addition, the business segment combines the skills of specialists and generalists. This enables us to address the full range of needs of institutional customers and multinationals. We have created ideal conditions for exploiting synergies and achieving sustainable gains in earning power.

Outlook: continuing growth in the Corporates business unit...

The focus in the Corporates business unit is on continued growth in high-yield segments, specifically in Leveraged Finance and Project Finance, where we aim to expand our leading position. At the same time, we are looking to enhance the efficiency of our distribution activities through cross-segment support of the customer management process. Following the successful launch of ACPM, the priority now is to further optimize the credit portfolio in order to reduce risk while simultaneously boosting profitability.

... and pooling of product competencies in the Markets business unit

The prime value driver in the Markets business unit will be the systematic pooling of product competencies in the trading area as implemented at the end of 2004. The goal is to serve our customers' needs even more efficiently. For international distribution, the main focus will be on improving problem-solving skills and comprehensive advisory. This will ensure that the full range of customer needs will be met in the future, concurrent with significant value creation. Our new market-oriented positioning is also helping to promote a consistent orientation toward the needs of issuers in the primary market business. We firmly believe that all these measures together put us in an ideal position.

MAJOR HVB GROUP COMPANIES

Germany business segment

Bayerische Hypo- und Vereinsbank AG, Munich*
Equity capital: EUR 11,137,585,000

HVB Banque Luxembourg S.A., Luxembourg
Equity capital: EUR 1,070,700,000
Interest held: 100%

Activest Investmentgesellschaft mbH, Munich
Equity capital: EUR 19,757,000
Interest held: 100%

Bankhaus Neelmeyer AG, Bremen
Equity capital: EUR 42,192,000
Interest held: 100%

DAB Bank AG, Munich
Equity capital: EUR 129,062,000
Interest held: 76.4%

H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich
Equity capital: EUR 4,890,000
Interest held: 100%

HVB Leasing GmbH, Hamburg
Equity capital: EUR 22,000
Interest held: 100%

Internationales Immobilien-Institut GmbH, Munich
Equity capital: EUR 8,100,000
Interest held: 94%

Nordinvest Norddeutsche Investmentgesellschaft mbH, Hamburg
Equity capital: EUR 26,602,000
Interest held: 100%

Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Equity capital: EUR 62,418,000
Interest held: 70%

Westfalenbank Aktiengesellschaft, Bochum
Equity capital: EUR 108,529,000
Interest held: 100%

Activest Investmentgesellschaft Luxembourg S.A., Luxembourg
Equity capital: EUR 25,552,000
Interest held: 100%

direktanlage.at AG, Salzburg
Equity capital: EUR 17,689,000
Interest held: 100%

* Vereins- und Westbank AG, Hamburg, was absorbed by Bayerische Hypo- und Vereinsbank AG, Munich, on January 14, 2005

Austria and CEE business segment

Bank Austria Creditanstalt AG, Vienna
Equity capital: EUR 6,053,352,000
Interest held: 77.5%

Asset Management GmbH, Vienna
Equity capital: EUR 7,508,000
Interest held: 100%

Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana
Equity capital: SIT 19,476,334,000
Interest held: 100%

Bank Austria Creditanstalt Leasing GmbH, Vienna
Equity capital: EUR 298,063,000
Interest held: <100%

Bankprivat AG, Vienna
Equity capital: EUR 11,766,000
Interest held: 100%

Bank BPH Spólka Akcyjna, Cracow
Equity capital: LPN 5,926,789,000
Interest held: 71%

Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna
Equity capital: EUR 9,162,000
Interest held: 100%

HVB Bank Biochim AD, Sofia
Equity capital: BGN 167,945,000
Interest held: 99.7%

HVB Bank Czech Republic a.s., Prague
Equity capital: CZK 12,991,867,000
Interest held: 100%

HVB Bank Hungary Rt., Budapest
Equity capital: HUF 96,063,000
Interest held: 100%

HVB Bank Romania S.A., Bucharest
Equity capital: EUR 54,489,000
Interest held: 100%

HVB Bank Slovakia S.A., Bratislava
Equity capital: SKK 7,220,190,000
Interest held: 100%

Schoellerbank Aktiengesellschaft, Vienna
Equity capital: EUR 114,585,000
Interest held: <100%

Splitska banka d.d., Split
Equity capital: HRK 1,589,788,000
Interest held: 99.7%

Corporates & Markets business segment

Bayerische Hypo- und Vereinsbank AG, Munich*
Equity capital: EUR 11,137,585,000

Bank Austria Creditanstalt AG, Vienna
Equity capital: EUR 6,053,352,000
Interest held: 77.5%

HVB Banque Luxembourg S.A., Luxembourg
Equity capital: EUR 1,070,700,000
Interest held: 100%

Bode Grabner Beye AG & Co. KG, Grünwald
Equity capital: EUR 4,767,000
Interest held: 100%

INDEXCHANGE Investment AG, Munich
Equity capital: EUR 11,481,000
Interest held: 100%

HVB Risk Management Products Inc., New York
Equity capital: USD 62,711,000
Interest held: 100%

HVB U.S. Finance Inc., New York
Equity capital: USD 67,452,000
Interest held: 100%

International Moscow Bank, Moscow
Equity capital: USD 276,751,000
Interest held: 46%

Resource streamlining at home, growth abroad

2004 was a year of challenges for the employees of HVB Group. For one, we continued to streamline our human resources, especially in Germany. At the same time, we expanded in other European countries – through organic growth, as in Poland and Hungary, and through acquisitions in Bulgaria and Serbia. By the end of the year, 57,806 people were working for the Bank, after 60,214 in 2003; 45.4 percent of the total were in Germany and 54.6 percent in other countries.

Sales support is focus of on-the-job training

The HVB Academy is playing a key role in improving the skills of our executives and employees alike – especially in connection with the MOVE program. This program signifies a change from a predominantly product-oriented sales strategy to a solution-oriented one (see also the Germany business segment). In the year under review, the Academy held 2,118 days on the new sales philosophy. The 543 participants were mainly executives who were deliberately trained first so that they could coach their employees in line with their skills. In 2005, we will lead 2,959 employees through this program on a total of 10,157 days. In total, 15,307 participants underwent training on 31,970 days through events held by HVB Academy in 2004. Our advanced training programs focused on sales and management skills with a budget amounting to some €19 million in HVB AG.

Focus on performance-oriented remuneration ...

We introduced a more performance-oriented scheme of remuneration at HVB AG at the beginning of the year under review. The "12+2 model" increases the variable portion of the employee's salary. Now, in addition to twelve fixed monthly salaries, employees at HVB AG receive a bonus ranging from zero to four monthly salaries depending on the degree of goal attainment, with two monthly salaries functioning as the base value. As the first bank to do so in Germany, we used the delegation clause in the collective bargaining agreement for the private banking sector to achieve greater performance orientation in the collective bargaining area. The bonus or profit-sharing level depends on how far each individual employee reaches the targets set. Each employee's performance is assessed once a year during an individual discussion with their supervisor. We have increased the number of rating levels in this assessment from three to five in order to reflect more clearly the performance rendered by each individual employee.

Executives receive a share in profits which is linked to the Bank's results.

In 2004 we were able to reduce our personnel expense by a further €117 million to €3,514 million after €3,631 million in 2003.

Workforce: lower total, more outside Germany


2000 – in %*
Germany 48.5
Abroad 51.5

* Total 72,867


2004 – in %**
Germany 45.4
Abroad 54.6

** Total 57,806

... and flexible capacity management

We focus on flexibility, not only in employee remuneration but also with regard to capacity management. Our work-time models have proved their worth particularly during the current economic downturn. Their primary purpose is to streamline our processes and cut costs, but we also take the varied interests of our employees into account by offering part-time employment models. The proportion of part-time workers totaled 14.1 percent in the corporate group and 20.1 percent in HVB AG.

For years we have been applying a range of other tools to reduce staffing levels. Among these tools are regulations for early retirement, part-time work for employees in the run-up to retirement, and sabbaticals – unpaid leaves of absence lasting from twelve to twenty-four months. In all, there is an 8.3 percent rate of turnover at HVB AG.

Our personnel management company, HVB Profil, has become a benchmark in its own right: in 2004 it was the only German "best-practice" company selected in a pan-European research project on corporate restructuring processes. HVB Profil currently maintains a pool of some 600 people who are deployed both inside and outside the Bank. This pool also includes our trainees once they have completed their vocational training.

www.hvbprofil.de

In the course of the continued strategic development of the Germany business segment, we completely integrated our former Vereins- und Westbank subsidiary. This led to further savings on the payroll side: We were able to cut 600 positions without having to issue a single compulsory-redundancy notice.

620 employees decided to transfer jobs within HVB Group in the year under review, contributing to shifts in capacity and exchanges of knowledge. Here, as elsewhere, constructive cooperation with the employee representatives on the basis of trust proved its worth. We were invariably able to find solutions satisfying the interests of everyone concerned. We wish to thank the employee representatives, particularly those on the Central Works Council and the Speaker's Committee for Senior Executives, for their constructive and trustful cooperation.

Fit for the future: innovative talent management

Our future success lies in the hands of junior talent. Reflecting this fact, we bundled all our recruiting, supervision, and development activities under the umbrella of a single "Talent Center" as early as 2002. One of the most important accomplishments of this unit during the year under review was the development of our vocational BANG (Bankers Next Generation) training concept. This program combines a broadly conceived course in banking basics with a phase of specialization, and uses modern forms of instruction to boost the sales and advisory skills of our apprentices. BANG achieved second place in the 2004 German Employers' Association Prize for Education.

In promoting junior talent, we set our sights on quality and continuity. That is why we have arranged fixed company-wide quotas of at least 6 percent for apprentices and at least 1 percent for trainees.

"Success Requires Dialogue:" increasing employee satisfaction

Without skilled and motivated employees, we would not be able to achieve our ambitious targets. In 2004, we carried out a large-scale opinion poll of our employees to determine their degree of satisfaction and commitment. The survey ran under the motto of "Success Requires Dialogue," and some 80 percent of all employees took part. The supervisors' task was to discuss the findings of the poll with their employees in workshops and to develop solutions for the weaknesses it exposed. Further, the Group Board and Divisional Boards made a thorough study of the findings for the Bank as a whole. The actions decided upon as a result of the poll will contribute to an improvement in motivation among our employees.

Future prospects: more quality and efficiency

We will continue to increase the quality of our personnel development. The assessment of performance and potential during the annual discussion with employees plays a key role in this regard, while the newly introduced employee portfolio provides us with an overview of the development potential of our people. This means that any need for action can be identified more rapidly, and decisions on promotion can be made on a more informed basis. All in all, we intend to open up new opportunities for talented employees and promote a stronger performance culture in HVB Group.

In November 2004, we announced an ambitious efficiency program for the period from 2005 to 2007. The PRO (Process Redesign and Optimization) efficiency program will make our in-house organizational structures even leaner. Its principal objective is to streamline administrative and back-office work processes. The PRO Project also calls for between 2,200 and 2,400 positions to be cut in the staff and service units.

Information technology: further cutbacks made

For the third time in a row, HVB Group was able to reduce its total spending on information technology (IT) in 2004. Following savings of €150 million made between 2002 and 2003, we reduced Group-wide IT expenditures by a further €50 million in 2004, to €1.12 billion from €1.17 billion in 2003. Efficient project management and cross-functional steering in almost all segments helped to reduce our IT spending. Targeted investments in active credit portfolio management and the range of structured derivative products offered raised IT expenditures in the Corporates & Markets business segment.

The reduction in costs in Germany is based on efficiency gains by our internal service provider, HVB Systems, which succeeded in reducing the clearing rate by 8% in 2004 and is looking to shave a further 4% off the total in 2005.

Despite these cutbacks, we are continuing to invest in change projects. The focus during the year under review was firstly the preparations for the new regulatory capital regime under Basel II, and secondly the introduction of our new SAP management software known as Bank Analyzer. In the Germany business segment, important IT conditions were created for MOVE, the sales offensive (see also the section on the Germany business segment). Our IT lays the foundation for innovative products for Corporates & Markets.

Computer center operations underwent further consolidation in 2004. We are concentrating all IT operating services with our internal computer center provider to achieve cost advantages. Mainframe computers and PC technology have been brought completely up-to-date. Our computer center operated by HVB Info is now providing the full range of services for PC operations at our branches, which will be expanded to include other banking areas in 2005. For example, a high-performance computer system has been introduced for derivatives trading.

Payments: lively growth with lower expenditures

HVB Group was able to expand the payment services it provides for its customers in 2004. Electronic customer payments in Germany increased by 30% compared with 2003. Foreign payments grew by a massive 36%. Despite the higher transaction volumes, we reduced the cost of payment services by 20% year-on-year. This resulted in a clear improvement in unit costs. Innovative products and systems from the areas of e-banking and payment services supported this development. Today, we offer a top payment solution allowing corporate customers in particular to process their entire payments simply, swiftly, and reliably via HVB Group. Our successful positioning in payments is evidenced, for example, by the fact that Munich Re transferred its entire payment operations to HVB Group in the year under review.

Total IT spending in 2004

€ millions



Germany business segment 495
BA-CA AG 257
Corporates & Markets 244
CEE 125

Securities handling: efficient management of lost accounts and new FX trading system introduced

Our securities handling operation faced the challenge during 2004 of managing the loss of external customers and accelerating the ensuing rescaling of IT systems. Adjustments were made to both staffing levels and floor-space requirements as a result. It proved possible to slightly reduce the handling costs charged to the Bank. At the same time, we pressed ahead with the renewal of the system landscape used for money market and FX operations, and a new FX trading system went live. Approximately 14.6 million transactions were handled in 2004, and the number of securities accounts stood at around 800,000.

Central Purchasing and Central Services: Group-wide purchasing organization implemented and cash logistics outsourced

The implementation of a cross-country organizational structure and the creation of a new Chief Procurement Officer (CPO) function were two of the milestones of the year under review for Central Purchasing. A series of improvements were made to operations to coincide with the reorientation of the organizational structure. Examples of these are the standardization of specifications and the concentration of Group-wide procurement volumes. The success of the restructuring exercise can be measured in part by lower purchasing costs, which beat the target figures forecasted for the first year. Further proof is provided by HVB AG's appearance in the final round of the innovation prize competition run by the Federal Association of Materials Management, Procurement and Logistics.

In cash handling and logistics, HVB AG entered into a strategic partnership with Giesecke & Devrient. Since the beginning of 2004, our partner has been operating a modern cash center, unique until now in Germany, on behalf of HVB AG, where payments into the night safe by corporate customers are quickly and reliably counted and recorded. The project has enabled HVB AG to realize a significant reduction in cash logistic costs as well as focus more consistently on its core competencies.

Real estate management: successful cost-cutting and marketing

Our real estate management operations were restructured during 2004. This involved both optimizing the core processes and modifying the organizational structure to meet new requirements. Staffing levels were reduced by 10% on the basis of these measures. The reduced head-count coupled with other measures, such as a decline in overheads and floor space, resulted in an 11% fall in the management/property expenditure. The floor space reduction is largely attributable to the letting of third-party properties and the success achieved in marketing the Bank's own properties. Despite the difficult market situation, we managed to let approximately 40,000 square meters of floor space and to generate over €140 million in revenues by selling redeveloped properties and buildings not used by the Bank.

Outlook: focus on greater efficiency

We will continue to focus on boosting IT efficiency during 2005. To cite one example, the full-service offering of our HVB Info computer center for PC operation will be expanded to cover other areas of the Bank. Services relating to server operations are being consolidated in our computer center. As part of the program initiated at the end of 2004 to optimize our core processes and infrastructure, we devised measures aimed at sustainably enhancing or back-office and operational units. Some of these measures will be completed during 2005 while others will continue through 2007.

Besides greater efficiency, we are relying on further growth notably in payments. In this respect, we are looking to build on our successful payments solutions, which we will actively promote among our corporate customers in 2005.

SUSTAINABILITY AND CORPORATE CITIZENSHIP

Sustainability: commitment to continuity and quality

Despite the stiff competition in the banking industry, we consider it essential for us as a company to behave in a responsible manner toward both the environment and society. This belief rests on two pillars. First, to be successful on a long-term basis, we need the trust of our stakeholders – our customers, shareholders, employees, and society. Behaving responsibly toward society and the environment strengthens this trust. Second, by taking ecological and social risks and rewards into account, we strengthen our corporate value.

Our objectives include:
- minimizing credit risks,
- opening up new market segments such as renewable energy sources and sustainable investments, and
- enhancing our own attractiveness as a sustainable investment.

We published HVB Group's second Sustainability Report, subtitled "Sustainability moves ahead," at the end of 2004. It covers all our activities in the field of sustainability management in detail.

www.hvbgroup.com/sr2004

In this annual report we will limit ourselves to a few statements on the subjects of banking products, management, and operations.

Sustainable banking products

We minimize our exposure to credit and reputation risks by performing environmental risk audits. This applies to corporate finance, for example, or wherever environmental and social standards have to be met in the process of financing projects or export deals. The problem of contaminated land is another issue we tackle on the real estate side. Moreover, we are one of the original signatories of the Equator Principles, a global industry-wide standard for the financing of large-scale projects. This standard regulates the observation of ecological and social requirements.

At the same time, we are capitalizing on potential new growth and earnings, for example in the financing of renewable sources of energy. We also offer sustainable investment plans and public investment funds such as Activest EcoTech and Capital Invest Ethik. We have formed a Carbon Solutions Team to satisfy our customers' need for advice in the fields of emissions trading and the Kyoto mechanisms. We were the first bank to successfully market a self-contained portfolio of wind parks as a corporate bond.

www.hvbgroup.com/sustainability

Sustainability ratings and rankings

Rating agency/investor	Rating	Scale	Ranking
Dow Jones Sustainability Indexes	Listed		
FTSE4Good Europe/Global	Listed		
Ethibel Sustainability Index Global/Europe	Listed		
ASPI – Advanced Sustainable Performance Indices	Listed		
CoreRatings	B+		Best bank rating
oekom research	B	A+ to D–	1st out of 93 banks
WWF: Environmental ranking for the protection			
of primeval forests	B+	A+ to D–	3rd out of 11 banks
scoris DAX-30-Rating	7,1	1 to 10	1st out of 30 companies
Zürcher Kantonalbank	AA	AAA–C	
Bank Sarasin	Best in class		
Storebrand	Best in class		
Innovest	Best in class		

Sustainability management

Responsibility for coordinating and steering the sustainability action areas has been entrusted to the Sustainability Management department. This unit reports to the Management Board through the head of the Executive Office. HVB Group has been one of the leading banks in the field of sustainability for years, as is evident in the findings of leading sustainability rating agencies and the investment decisions of ethically minded clients. We have also done trailblazing work in Central and Eastern Europe (CEE), for example though our activities as a founding member of the UNEP Finance Initiative Task Force for CEE. Here we are playing an active role in knowledge transfer and in developing an instrument for examining environmental risks.

Sustainable banking operations

The main focal points in this area in 2004 included:
- expanding our ecological control system. For example, energy-consumption figures for all bank-owned buildings in Germany were recorded and monitored for the first time,
- optimizing our facility management program in construction projects and building operations to further reduce the consumption of energy and water and the production of waste material, and to further lower costs,
- integrating sustainability criteria in our purchasing guidelines,
- increasing our percentage of recycled paper and reducing paper consumption, for example by further digitizing our business processes, and
- reducing CO_2 emissions from business trips through more rigorous travel guidelines and promoting the use of telephone and video conferences.

Corporate citizenship: culture, education, and social responsibility

HVB Group has long promoted a large number of nonprofit institutions and initiatives. We are among the largest sponsors of cultural activities in Germany, Austria, and the other European countries where we are active. We have large art collections and mount exhibitions in our own galleries in Munich and Vienna. We also support private initiatives, for example with the annual preservation award for historic monuments sponsored by the Hypo Foundation for Culture. Thanks especially to the commitment of our Bank Austria Creditanstalt subsidiary, we are one of Europe's leading patrons of music. We also place an emphasis on literature: for years we have co-sponsored the Corine, an international book prize awarded by the Bavarian section of the Börsenverein des Deutschen Buchhandels. In the year under review, our annual Christmas donation was devoted to the restoration of the Anna Amalia Library in Weimar.

In the field of education, we have major commitments to the Max Planck Society and the Stifterverband für die Deutsche Wissenschaft, an association of donors to German science. Not only are we among the patrons of the universities in Munich and Vienna, we also function as treasurer to the Technical University and the Ludwig Maximilian University in Munich, providing staff and infrastructure as necessary. We are also a founding member of the Nobel Laureate Foundation in Lindau on Lake Constance.

www.hvbgroup.com/commitment

On the social side, we support numerous institutions, including churches, schools, and organizations providing social relief. We also provide quick assistance in emergencies, for instance in the aftermath of the tsunami that swept Asia at the end of 2004. HVB Group made a donation as soon as the disaster was reported. As part of the fund-raising campaign run at the same time, we decided to match the donations made by our employees and thus help the recovery work in the stricken countries.

Future prospects: expanding our sustainability management program and upholding corporate citizenship

We plan to expand our sustainability management program, especially by integrating our subsidiaries in Central and Eastern Europe into our system parameters. Another point of emphasis will be expansion in growth fields such as sustainable investment and emissions-trading advice. We will also seek to safeguard the high quality of our environmental risk audits by training our employees and increasing our use of modern analytic tools. Last but not least, we are dedicated to making sparing use of resources in our operations.

We will remain committed to corporate citizenship, focusing this year especially on the 2005 Bach Festival in Leipzig, the care of senior citizens, and workers' welfare, not to mention our continued aid to the victims of the tsunami disaster in Asia.



»We develop our financial solutions in a dialog with our customers, not in an ivory tower. People like that.«

→ Corporates & Markets business segment

Stephen Coles
Senior Relationship Management
Corporates & Markets business segment, Munich

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

2004: "Growing with Europe" strategic program launched and real estate finance restructured in the Germany business segment

During 2004 we finished setting the Bank on its future course with the capital increase successfully carried out in April and the announced restructuring of real estate finance.

By implementing the transformation program in 2003, with its far-reaching changes to corporate structures, and by streamlining the investment portfolio in the 2003 financial statements, we laid a solid foundation for our Growing with Europe strategic program that we launched in 2004 and intend to accelerate in 2005.

The 2004 income statement was marked by a special provision of €2.5 billion for bad debts. This was connected with the transfer to the new Real Estate Restructuring segment of the parent bank's workout portfolios of the entire German real estate finance business and the remaining portfolios of the Real Estate Workout segment. The goal is to make the portfolios allocated to this segment marketable. The income statement also includes a restructuring provision of €250 million relating to our efficiency program.

As a result of these non-recurrent charges, we have posted a net loss before taxes of €1,781 million and a net loss for the year of €2,278 million despite a 55% improvement in our operating result to just under €1.4 billion (compared with the prior-year operating result adjusted for the effects of deconsolidation relating to Bank von Ernst, Bankhaus BethmannMaffei and norisbank).

General economic trends in 2004

The global economy has returned to strong and, above all, sustainable growth. In particular, robust demand for capital goods from China has joined with a consistently high level of consumption among U.S. households to yield the sharpest increase in global GDP of the last 25 years. This development has been accompanied by a huge rise in the price of raw materials. The sharp increase in oil prices evoked memories of the two oil crises in the 1970s and 1980s, but the impact on growth has so far been relatively weak. Although the fast growth rates initially recorded could not be maintained in Japan or the United States in particular, the decline was not overly dramatic.

Strong demand also boosted the economy in Europe. However, growth was driven largely by exports, whereas domestic demand made only a minor contribution to economic recovery. Consequently, the upturn in the euro area began to slow as the pace of global growth waned and the common currency reached new highs. Despite these developments, the euro-zone economy still expanded 1.8% last year, the strongest rate since 2000.

Mixed fortunes in Germany:
- The German economy expanded by 1.6% year-on-year after contracting 0.1% the previous year.
- Inflation rose distinctly to an annual average of 1.7%, after 1.0% in the prior year, as a result of the sharp increase in oil prices and various increases in charges and indirect taxes.
- The situation on the labor market deteriorated yet again, even though the increase in the number of people unemployed from an annual average of 4.387 million to 4.380 million in 2004 was an improvement over the prior year.
- The current account surplus stood at 3% of GDP after 2.1% in 2003.
- The public-sector deficit fell slightly, from 3.8% of GDP last year to 3.7%.
- Long-term interest rates continued to decline, reaching 3.5% by the end of 2004; the key interest rates have remained unchanged at 2% since June 6, 2003.
- The situation on the real estate markets remained difficult; almost all of them gave cause for varying degrees of concern, while major regional differences were also evident. The housing market showed signs of consolidation, although the number of foreclosures increased and vacancy rates declined only slowly in structurally weak regions. High vacancy rates in office markets led to downward pressure on rents in new tenancy contracts. The market for retail properties suffered from slow private consumption while the supply of floorspace continued to rise.

The Austrian economy expanded by around 2.0% in real terms in 2004. Industrial production in particular benefited from stronger demand for exports, increasing 2.1% in 2004 after 0.8% in 2003. Inflation rose from 1.3% in 2003 to 2.0% as a result of higher raw material prices.

Growth in almost all the economies of Central and Eastern Europe accelerated one percentage point to an average of just under 5% in 2004. Expansion in Poland was even stronger, up from 3.8% in 2003 to 5.4% in 2004. The trend in Southeastern Europe was again very strong, with Romania for example recording growth of 8.3% after 4.9% in 2003.

Sector development

All in all, the business environment for the German banking industry eased slightly over the last twelve months. Nevertheless, the banking sector enjoyed only a minor rise in earnings on account of the persistent structural weaknesses in the German banking landscape together with slow economic expansion and difficult capital markets. In essence, earnings were stimulated in 2004 by cost-cutting measures that had already been initiated in previous years and were for the most part continued in the year under review. This was assisted by loan-loss provisioning rates that continued to decline from the previous year's highs.

Turning now to developments in detail, the net interest income booked by German banks was affected by weak demand for credit from companies together with persistently low levels of private consumption. The interest yield curve continued to level off as the year wore on. Banks were able to cushion this development in part by enforcing risk-adjusted pricing. At the same time, there was a rise in the use of alternative financial solutions by mid-sized companies able to access the capital market. Banks have responded to this trend by offering a broad array of innovative products based on the capital market. Fee- and commission-based operations benefited from this structural shift in earning components. Innovative asset and investment products in particular were value drivers in this respect on the retail side as well. In terms of proprietary trading, German banks faced inconsistent trends, with the stock markets tending slightly higher, whereas the capital market environment was marked by little activity and historically low volatilities in all classes of assets for much of the year.

After many of them had implemented extensive restructuring measures, German banks posted general administrative expenses at stable levels as a result of continuing strict cost management.

:usiness and strategy

Restructuring of real estate finance

In response to the persistently difficult situation on German real estate markets, we have decided to carry out a strategic restructuring of our real estate finance operations.

The workout portfolios from the entire German real estate finance business of the parent bank are being transferred to the new Real Estate Restructuring segment together with the remaining portfolios of the Real Estate Workout segment. The aim is to completely eliminate the portfolios allocated to this segment without disrupting the market, by exploiting various options and the opportunities arising from the development of the real estate markets.

To facilitate the rapid reduction of these portfolios, it is necessary to change the valuation method for the real estate collaterals associated with these portfolios. In contrast to the previous approach, which in many instances aimed to restructure the individual commitments – sometimes over the long run – before returning them to regular treatment, the valuation is now made at liquidation value. As a consequence an allocation to special provisions for bad debts amounting to €2.5 billion was necessary.

Efficiency program

With our PRO (Process Redesign and Optimization) efficiency program launched in the fall of 2004, we intend to enhance the efficiency in the corporate group on a sustained basis. This program serves to streamline our workflows and optimize back-office areas. It has been included in the 2004 financial statements with a restructuring provision of €250 million.

Integration of Vereins- und Westbank

At the beginning of April 2004, the parent bank and Vereins- und Westbank Aktiengesellschaft (VuW) agreed on an integration model which was presented to the public during the Annual General Meeting of VuW on April 15, 2004. In March 2004, the Bank had increased its holding in VuW to more than 95% and announced a squeeze-out procedure to remove minority shareholders. The transfer resolution was adopted at an Extraordinary General Meeting of VuW on June 24, 2004. As part of a court settlement, the cash compensation was raised on October 29, 2004 and the transfer resolution subsequently filed in the Commercial Register.

Thus around 2.79 million shares held by minority shareholders of VuW were transferred to the Bank by act of law. The merger of VuW with the Bank took effect on January 14, 2005 once filed in the Commercial Register maintained by Munich District Court.

The assets and liabilities of VuW were transferred to the Bank with effect from June 30, 2004, at which date VuW prepared a closing balance sheet. Starting July 1, 2004, all actions and transactions of VuW are considered performed for account of the parent bank.

As VuW had been included in the group of consolidated companies in the past, the merger did not have any impact on the income statement of HVB Group.

Growing with Europe: significant progress made in core operations...

Our Growing with Europe strategic program concentrates specifically on increasing our operating profitability, in addition to implementing active capital and risk management and continuing to sharpen our business profile. We have intensified new business campaigns and made further progress in customer acquisition and stepping up product utilization. We further consolidated our market position in all core European regions – Germany, Austria, and Central and Eastern Europe – with the aid of innovative products for private and corporate customers.

In the Germany business segment, we have already achieved a significant increase in new business involving innovative products for private and business customers under our MOVE campaign. We aim to continue this success, firstly by intensifying cross-selling and secondly by stepping up the acquisition of new customers.

Our sales approach in the Corporates & Markets business segment integrates all classes of assets and product groups, making us well positioned to meet all our customers' requirements. Our expertise in innovative, customized financial solutions and risk management products is a key value driver.

... and further expansion of our market position in Central and Eastern Europe
With Bank Austria Creditanstalt, HVB Group has the leading banking network in Central and Eastern Europe. Our presence spans a total of 16 countries where we serve over four million customers. In the summer of last year, we launched a region-wide campaign in the retail banking sector. We are looking to open up to 200 new branches and sharply increase our customer base. While we are continuing to rely primarily on organic growth in Central and Eastern Europe, we are also examining possible value-generating acquisitions.

We are consolidating our position in Russia by increasing our shareholding in International Moscow Bank (IMB) to just under 53%; this is scheduled for the first quarter in 2005. The highly profitable IMB is one of the leading banks in Russia in the retail, corporate, and capital market sectors. Through IMB we hope to benefit from the expected rise in the country's economy as a whole and to tap the potential of the Russian banking market for ourselves and our customers.

Business trend and key figures
The course of business on the operational side largely matched our expectations in 2004.

Despite lower revenues caused by the effects of deconsolidation, we were able to almost reach the operating result recorded in the previous year. Adjusted for the effects of deconsolidation, we even succeeded in increasing the operating result by 55%.

In the Outlook of the Financial Review (starting on page 15 of the Financial Section in the 2003 Annual Report) we stated the aspired target ranges for 2004 as a whole:

HVB Group	2004 e	2004 (actual)
Total operating revenues, €m	9,600-10,000	9,320
Administrative expenses, €m	6,100-6,300	6,118
Loan-loss provisions, €m	1,900-2,100	1,813
Operating profit, €m	1,400-1,700	1,389
Cost-income ratio, %	63-65	65.6

While we remained 2.9% below the range for total operating revenues, we were able to meet our targets for general administrative expenses and loan-loss provisions.

We have achieved a figure at the bottom end of the range forecast for general administrative expenses, while loan-loss provisions declined to a figure below the target range.

The operating profit of €1,389 million was only slightly below the target range.

Development of income
To facilitate comparison between the current figures and last year's figures in the 2004 income statement, we also provide an additional year-on-year comparison in the notes below on the development of income. Thus, in addition to the comparison with the figures shown in the income statement, we also show the prior year figures adjusted for the current income and expenses for norisbank, Bank von Ernst, Bankhaus BethmannMaffei, the effect of the Contractual Trust Arrangement (CTA, see Note 63) and the non-scheduled items defined in the 2003 consolidated financial statements (referred to below as "deconsolidation effects"; income statement, compared with adjusted prior year figures, see page 109).

Operating revenues
At €9,320 million, total operating revenues were 7.9% down from last year's figure, particularly as a result of the deconsolidated effects mentioned. However, if the prior-year figure is adjusted for the deconsolidation effects, the total is up 0.7% year-on-year. This development benefited from a favorable fourth quarter, for which the highest quarterly figure in 2004 was posted.

Compared with last year, there was a significant decline of €225 million, or 3.8%, in net interest income. Adjusted for deconsolidation effects amounting to €263 million, we closed 2004 slightly above last year's level. At the same time, the declines in volume were more than offset by better margins after our risk assets were reduced under our transformation program. Based on average risk assets, the interest margin rose sharply, from 2.44% to 2.63%, compared with the prior year, and continued to increase in the course of 2004. A detailed breakdown of interest income and expenses is shown in the Notes.

At €2,845 million, net commission income is 1.8% above the figure from last year, despite deconsolidation effects. Adjusted for deconsolidation effects, the total increased by a solid 6.3%, due especially to the development in the business segments covering Germany, up 7.3% compared with the previous year adjusted for deconsolidation effects, and Austria and CEE, up 8.7%. The share of net commission income in total operating revenues rose to 30.5% from 27.6% in 2003.

The trading profit of €718 million failed to match the previous year's high figure of €820 million. We earned less in the third quarter than in the other quarters as a result of low volatility in capital markets, particularly due to the difficult market conditions in August and September.

General administrative expenses
We posted general administrative expenses of €6,118 million for HVB Group in 2004, down 4.0% from the prior year. Adjusted for deconsolidation effects, these expenses are roughly equal to last year's total (up 0.4%).

We calculate the cost-income ratio as a quotient of administrative expenses to total operating revenues: at the end of 2004, it stood at 65.6% compared with 63.0% in 2003, or 65.8% without deconsolidation effects.

Provisions for losses on loans and advances
Provisions for losses on loans and advances stood at €1,813 million for fiscal 2004. This reflects a decline of €456 million, or 20.1%, compared with the previous year.

Operating result
At €1,389 million, the operating profit almost matched the prior-year figure which benefited particularly from gains on the disposal of norisbank and Bank von Ernst. Adjusted for deconsolidation effects, we were able to boost the operating profit by €493 million or 55.0%. In the fourth quarter, we achieved the highest quarterly figure in 2004, at €491 million. This continues the sustained improvement to the operating result from fiscal 2003. The 2004 operating result includes the gains of approximately €56 million on the disposal of Bankhaus BethmannMaffei.

Net income from investments, amortization of goodwill, additions to restructuring provisions and special provisions for bad debts, and other income and expenses
In the year under review, we achieved net income from investments of €102 million, notably through the sale of our holdings in Brau und Brunnen and E.ON, after we reported net loss from investments of €1,806 million in 2003 caused by revaluation measures taken on our available-for-sale holdings.

Scheduled amortization of goodwill was taken in our financial statements compliant with IFRS for the last time in fiscal 2004. Amortization of goodwill totaled €165 million at year-end 2004. This represents a decline of €969 million compared with the prior year, which was depressed by the non-scheduled amortization of goodwill taken at the end of 2003, particularly for Bank Austria Creditanstalt AG (BA-CA). Compliant with IFRS 3, amortization of goodwill is only to be permitted in future if there is a case of impairment.

We have set aside restructuring provisions of €250 million compliant with IAS 37 for a package of measures under our PRO efficiency program and have shown them separately.

Consistent reduction of general administrative expenses


€ millions
8,000
6,500
5,000
3,500
Cost of materials
Personnel expense
* old HVB Group
2001*
2002*
2003
2004

For more information about the allocation to special provisions for bad debts of €2.5 billion, please refer to the comments under "Restructuring of real estate finance" above and note 40 to the consolidated financial statements.

Other income and expenses include the final risk shield for the Hypo Real Estate Group of €130 million. Moreover, the higher losses absorbed from companies allocated to the Real Estate Workout segment are reported under this item.

Net income/loss before taxes
The net loss before taxes of €1,781 million was aggravated particularly by the additions to special provisions for bad debts and restructuring provisions. Without these measures, we achieved a net profit of €969 million and thus clearly surpassed last year's net profit of €549 million adjusted for deconsolidation measures.

Taxes on income
Taxes on income decreased by €85 million to €211 million. The current taxes arise mainly from the net income posted by our international subsidiaries. The decline in deferred tax expenses is attributable to the increase in the deferred tax assets reported for losses carried forward.

Minority interests in net income
Minority interests, particularly the external shareholders of BA-CA, account for €286 million of the net result.

Developments in the individual business segments
The business segments contributed to the operating result totaling €1,389 million as follows:

Germany	€18 million
Austria and CEE	€743 million
Corporates & Markets	€827 million
Real Estate Workout loss of	€133 million

Developments in the Germany business segment
The Germany business segment achieved an operating profit of €18 million. Last year's operating profit of €303 million was boosted by the gains on the disposal of norisbank and Bank von Ernst. Moreover, the overall favorable operating results from the deconsolidated companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei as well as the effects from the CTA are not included in 2004. To facilitate comparison with last year, the prior year figures for the Germany business segment and the business units are also shown adjusted for the deconsolidation effects (including the gains on the disposal of norisbank and Bank von Ernst) as well as CTA effects in the Notes to the segment report. We have provided the year-on-year figures for the Germany business segment and for the Private Customers business unit in the Notes below solely on the basis of the adjusted prior-year figures.

Operating result by operating business segment


€ millions
1,000
500
0
–500
2002
2003
2004
Germany*
Austria and CEE
Corporates & Markets

* 2003 adjusted for the deconsolidation and CTA effects

In adjusted terms, the operating profit of the Germany business segment rose by a sharp €251 million compared with the prior year figure. This resulted among other things from the gain on the disposal of Bankhaus BethmannMaffei of around €56 million. At the same time, adjusted operating revenues increased by about 4%. We were able to reduce administrative expenses by a slight 2%, excluding deconsolidation effects. This produced a clear 65.6% improvement in the cost-income ratio as against the adjusted prior-year figure of 69.5%. Apart from the higher productivity, the 4% or so reduction in loan-loss provisions also contributed to the healthy development of the operating result.

In the Private Customers business unit (including asset management and private banking activities), last year's operating loss of €144 million was reduced significantly to €29 million. Despite strong sales performance, the operating result was depressed by structurally-induced high risk provisions and the declining portfolios in private real estate finance. But operating revenues nevertheless increased 4% compared with the adjusted prior-year figure. Sales figures experienced a huge increase in the areas of pension products (+ 70%), asset management (+ 7%), and consumer loans (+ 40%) as a result of the selling activities performed by the parent bank. Net commission income increased 3% overall. Sales of attractive investment products like the HVB 7/3 Bond, the HVB Optimal Bond as well as bonus and express certificates, with a total volume of €2 billion, made an important contribution to this result. In addition, the gain on the disposal of Bankhaus BethmannMaffei had a positive effect on the operating result as a non-scheduled item. Active cost management led to a 2% reduction in general administrative expenses and an improvement in the cost-income ratio to 86.3% from an adjusted 91.7% in 2003. Subsidiaries allocated to the business segment increased their net income by 42% over the prior year, thus contributing €16 million to the segment's improved profit of €115 million. The Activest Group developed particularly strongly. With a volume of €3.6 billion, its Total Return group of funds is meanwhile the largest in its class in Germany.

The Corporate Customers and Professionals business unit managed to more than triple its operating profit, by €197 million to €290 million. At the same time, loan-loss provisions decreased by 22%. Operating revenues increased by 4%, particularly due to the pleasing 16% rise in net commission income. This development benefited especially from an increase in sales in the derivatives business with customers and intensified finance advisory services for mid-sized corporate customers. Net interest income remained stable. With general administrative expenses remaining the same, the cost-income ratio improved to 48.7%.

The Real Estate business unit is still heavily weighed down by stagnating and in some cases declining real estate markets. This is reflected by the 28% increase in loan-loss provisions compared with last year. With net interest income remaining stable, operating revenues rose by 3%, particularly due to higher net commission income. The rise in earnings and the 15% decline in general administrative expenses were able to only partially offset the need for higher risk provisions. This resulted in the operating loss of €182 million increasing to €242 million.

Offices: consolidation in Germany, targeted expansion in rest of Europe



2,400
1,800
1,200
600
International
Domestic
2001*
2002*
2003
2004
* old HVB Group

Developments in the Austria and CEE business segment
The Austria and CEE business segment boosted its operating profit by 67.0% compared with last year, to €743 million. With general administrative expenses declining slightly, the cost-income ratio improved by 5 percentage points to 66.3% on account of the 7% increase in operating revenues. In addition, the 10% reduction in loan-loss provisions contributed to the healthy development of net income.

Operating revenues in the Private Customers business unit of the Austria and CEE business segment decreased by 2% as a result of the lower balance of other operating income and expenses. In contrast, net interest and commission income rose compared with last year. General administrative expenses remained at the same level. Despite the 11% decline in loan-loss provisions, the operating profit at €106 million was 7% down on last year's figure.

Operating revenues in the Corporate Customers business unit in Austria increased 4% compared with the prior year due to the 4% rise in net interest income and the 12% increase in net commission income. Advisory services, notably interest and currency risk management as well as issuing operations with our corporate customers, were key factors in the increase in net commission income. With a slight decrease in general administrative expenses, the cost-income ratio improved to 55.6% from 58.8% in the prior year. The greater profitability and the 13% decline in loan-loss provisions led to a strong 45% increase in net income, to €248 million.

The operating profit of the Central and Eastern Europe (CEE) business unit developed strongly, more than doubling. At €389 million, the CEE business unit generated the highest contribution to net income in the business segment. At the same time, the cost-income ratio improved tangibly, increasing by about 14 percentage points to 59.3% as a result of the 24% rise in operating revenues. General administrative expenses remained stable. Operating revenues included a sharp 40% rise in net interest income and a 14% increase in net commission income.

The Bank Austria Creditanstalt Group as a whole, including the results from Corporates & Markets and the Other/consolidation segment together with Group-specific items like amortization and the funding expense of goodwill, contributed €670 million to the net income before taxes of HVB Group. The system of segment reporting employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the Group-specific items mentioned. Consequently, the contributions to earnings made by the Bank Austria Creditanstalt Group and all other Group companies with Group-specific items do not, from the corporate point of view, match their primary net income. The Bank Austria Creditanstalt Group has disclosed a primary net income before taxes of €836 million in its consolidated financial statements.

Developments in the Corporates & Markets business segment
The net income of the Corporates & Markets business segment was affected by decreasing operating revenues in 2004. This can be attributed to a decline in trading profit due to the weak development in the third quarter of 2004 in addition to a reduction in net interest income. Coupled with a slight increase in general administrative expenses, this resulted in 19% lower net income in spite of net reversals of loan-loss provisions.

The operating revenues of the Markets business unit fell by 32% as a result of the decline in the net interest income and especially due to the weak trading profit in the third quarter of the year. General administrative expenses remained stable, while the operating profit decreased to €296 million.

Operating revenues in the Corporates business unit largely held steady at last year's level, falling just 5%, despite the fall in net interest income resulting from the decline in volumes under the transformation program and the sale of the U.S. real estate portfolio. In addition, higher general administrative expenses, incurred particularly through investments in promising product fields such as active loan portfolio management, led to a higher cost-income ratio. Due to net reversals of loan-loss provisions, the operating profit more than doubled.

inancial situation

Total assets and lendings

HVB Group's total assets stood at €467.4 billion at year-end 2004; this figure was €12 billion, or 2.5%, less than at the end of the previous year. This is primarily due to a decline in investments of €9.4 billion, loans and advances to customers of €8.4 billion, and the placements with, and loans and advances to, other banks of €5.4 billion. In contrast, assets held for trading purposes rose by €11.3 billion. The allowances for losses on loans and advances increased by about €2 billion, notably as a result of the addition to special provisions for bad debts made at the end of 2004.

Due to the moderate demand for credit coupled with risk-adjusted pricing, the full volume of lending decreased by €13.8 billion to €324.6 billion. This resulted from a decline in both the placements with, and loans and advances to, other banks and customers, and contingent liabilities.

Investments include fixed-income securities of €8.7 billion (down 4%) held to maturity, available-for-sale securities and other financial instruments of €33.6 billion (down 21%), participating interests in companies valued at equity of €1.0 billion (up 26%), and investment property of €0.4 billion (up 3%).

On the liabilities side, the amounts owed to other depositors increased by €4.1 billion and the liabilities held for trading purposes by €4.6 billion. In contrast, the liabilities evidenced by paper were down by €13.2 billion, and the deposits from other banks by €9.4 billion.

As a result of the capital increase completed at the beginning of April, subscribed capital increased by 40%, or €643 million, to €2,252 million through the issue of 214.4 million new shares. At €9.3 billion, additional paid-in capital is at approximately last year's level. The addition from the capital increase is offset by the reduction in additional paid-in capital required to cover the net loss for 2004. In total, the shareholders' equity shown in the balance sheet rose by 11.4% to €11.5 billion.

The changes in fair values of hedging derivatives in effective cash flow hedges are disclosed in the hedge reserve. The changes in the value of these derivatives are offset by future compensating effects arising from the hedging relationships which are not yet permitted to be recorded in the balance sheet. This explains why the hedge reserve does not have any economic informative value when taken in isolation. In particular, no shareholders' equity has been consumed since the negative changes in the value of the derivatives in the balance sheet items are offset by historic undisclosed reserves. The available-for-sale reserve and the hedge reserve are not included for the purpose of calculating the return on equity.

Risk assets and capital ratios

We significantly reduced our risk assets in 2003, to €241.8 billion. For 2004 we had planned moderate growth of our risk assets up to €250 billion, on the basis of a considerably improved capital base.

Balance sheet



€ billions
800
600
400
200
Total assets
Risk assets
as per BIS
* old HVB Group
2001*
2002*
2003
2004

At year-end 2004, risk assets amounted to €238.6 billion in accordance with BIS rules, €3.2 billion less than in the prior year. This decline is connected with the addition to special provisions for bad debts, which is deducted from risk assets. Without the special provisions, the trend would have been sideways as a result of the moderate demand for credit and consistent risk-adjusted pricing.

The core capital of HVB Group rose by about 9% to €15.7 billion.

Equity funds, which include both liable equity of €25.8 billion and Tier III capital of €1.3 billion, increased by 5.9% to €27.1 billion.

The core capital ratio compliant with BIS rules improved to 6.6% after 5.9% in the prior year. Taking into account consolidation effects to be included from the start of 2005, it stands at 6.2%. The equity funds ratio increased from 9.7% to 10.4%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in 2004 (2003: 1.2).

Events after December 31, 2004

In January 2005, we announced that the workout portfolios of the entire German real estate finance business of the parent bank would be transferred to the new Real Estate Restructuring segment together with the remaining portfolios of the Real Estate Workout segment. This will involve a volume of €15.4 billion.

Starting with the first quarter of 2005, we will report separately on this new segment in our segment reports in the interim report.

There were no further events after December 31, 2004 worth reporting.

Outlook

Management's Discussion and Analysis and the rest of the Annual Report include statements, expectations and forecasts concerning the future. These forward-looking statements are based on planning and estimates that are supported by all the information that is available to us at the present time. We assume no obligation to update these statements in the light of new information or future events. Known or unknown risks and uncertainties may be entailed in forward-looking statements, and the actual results and developments may thus differ significantly from those expected at present. Such discrepancies may result particularly from changes to the general economic climate and the market situation, developments on international capital markets, the possible default of borrowers or contracting parties in commercial transactions, the implementation of restructuring measures, amendments to national and international laws – notably to tax regulations – and the reliability of our risk management procedures and methods as well as other risks, some of which are described in detail in the Risk Report.

General economic climate

The world economy will probably experience strong growth again in 2005, although this may not be as sturdy as in 2004. The slackening U.S. economy in particular is dampening global dynamic forces, an effect offset by the flourishing regions of emerging Asia and Central and Eastern Europe. After a rise of about 4% in 2004, there are indications that worldwide value creation will expand by around 3% this year.

The weaker global environment will also leave its mark on the euro zone. Growth will probably fall to 1.5% this year from 1.8% in 2004, and to a meager 1% in Germany after 1.6% in 2004. Yet the change underlying this initially disappointing trend is important for growth prospects over the medium term: extensive structural reforms carried out over the last two years have made the prospects for a solid boost to domestic growth forces much brighter – particularly in Germany. At the outset, the difficulties inevitably entailed in change processes predominate, such as the increase of the official level of unemployment to over five million in Germany. But more flexible labor markets in particular should contribute to an increase in gainful employment in the course of 2005 and thus to a stabilization of consumer and investment plans.

Only slightly weaker growth is expected in Austria in 2005 than in 2004 (1.9%). The slackening of foreign demand should be cushioned by an increase in domestic demand coupled with tax reform. Inflation should fall to below 2% again toward the end of the year.

Growth is expected to slacken a little in Central and Eastern Europe during 2005, although it should still reach over 4% again, whereas almost 5% is anticipated in Southeastern Europe. At the same time, investment should underpin growth.

Sector development

The underlying data for the European banking sector should nevertheless improve during 2005. Although there is still no sign of a cyclical tailwind since general economic growth rates are too low, structural reforms are creating new possibilities for market forces to develop. In the German banking industry, stringent cost management together with the strict management of risk costs will play a crucial role in improving the earnings situation alongside a focus on earnings campaigns.

Planning

Our own plans are based on the following premises for Germany:

- GDP growth of just under 1%; the global upturn will lose a little momentum, but will continue
- Inflation of 1.5%
- Long-term interest rates within a range between 4.5% and 5.5%
- Slight reduction in the number of company bankruptcies

Development of HVB Group

Our good operating performance in the year under review and the special measures in the 2004 financial statements have formed the foundation for us to swiftly achieve a competitive profitability level. We are planning for HVB Group to return to a much lower level of loan-loss provisions of approximately €1.3 billion in 2005. Normalized addition rates will noticeably ease the burden on our income statement in the coming years as well. HVB Group is already assuming that the return on equity after taxes will roughly match its cost of capital (between 8% and 9%) in 2005.

The measures taken to improve efficiency will boost our profitability. We intend to again significantly increase the core capital ratio as rapidly as possible by retaining profits and releasing equity capital, in part by rapidly eliminating the portfolios in the Real Estate Restructuring segment.

RISK REPORT

HVB Group as a risk-bearing entity

As a rule it is not possible to earn income in the banking business without incurring risk. By definition, risk entails the possibility of a negative future development of the economic state of HVB Group. Consequently, the conscious handling, active management, and ongoing monitoring of risk are core elements of the profit-oriented management of business transactions by HVB Group.

We therefore regard it as one of our core tasks to apply these considerations in order to achieve the consistent integration of profitability and risk criteria in all business segments and functions of the Bank.

Groupwide management and monitoring of risk

1 Risk management

For risk management purposes, the Bank defines its overall risk strategy at corporate group level. In particular, this means determining, on the basis of the available capital cushion, the extent and manner of permissible risk exposure for the various business segments and business units. This means that whenever risk is taken, it must be determined whether it is possible to do so, based on risk cover calculations, and whether it is worth doing so in terms of risk/reward calculations.

Through the targeted and controlled assumption of risk, the various business segments and business units implement – with profit responsibility – the risk strategies defined for them on a Groupwide basis. In doing so, they utilize the regulatory and economic capital allocated to them within the framework of limit systems.

2 Risk monitoring

The risk management process is accompanied by comprehensive risk monitoring, which is functionally and organizationally independent and encompasses the following tasks:

Risk analysis involves the identification and analysis of risks from business activities and the development of methods for measuring them. Parallel to these activities, the available capital cushion is defined and quantified.

In addition to the quantification of the risks incurred and the monitoring of the allocated limits, the subsequent risk control process involves risk reporting, which at the same time provides management with recommendations for action when making future risk-policy decisions.

The functional segregation of risk management and risk monitoring is also taken into account in organizational structures.

3 Divisions and committees

Risk management

The business segments and business units are responsible for performing the risk management functions within the framework of the competencies defined by the Group Board. Important bodies operating at the Group level are the Strategic Group Credit Committee and the Group Asset Liability Committee.

As a central body, the Strategic Group Credit Committee is responsible for making decisions on credit strategy or, when legally required, making recommendations on credit decisions to the management boards of the individual subsidiaries. This essentially includes the credit risk strategy, credit policies (the general credit policy and special credit policies), segment-related risk strategies, credit organization principles, and risk evaluation processes and parameters. This committee is chaired by the Chief Risk Officer, and has representatives from all business segments, the Chief Credit Risk Officer and the Group Credit Risk Control division.

The Group Asset Liability Committee makes decisions at its monthly meetings on asset/liability management of the parent bank and sets guidelines for the corporate group. The committee pursues the following key goals:

- optimal utilization of the financial resources of liquidity and capital within the corporate group,
- coordination of the business segments' needs for financial resources and the corporate business strategy, and
- establishment of uniform Groupwide methods for asset/liability management.

Risk monitoring

The Chief Risk Officer is responsible for monitoring and coordinating risk-policy activities within HVB Group. The activities of the Chief Risk Officer are accompanied by those of the Risk Committee of the Supervisory Board, the Group Finance and Tax division, and the Group Audit division.

The Risk Committee of the Supervisory Board, which has five members, takes into account the vital importance of comprehensive early recognition of all risks for the continuing existence of the company. The Risk Committee has at least four meetings a year. It is informed by the Management Board on the risk situation and risk management. In this way, the Supervisory Board receives detailed reports on all risks relevant to the Bank.

The following divisions are under the responsibility of the Chief Risk Officer:

- Group Credit Risk Control is responsible for credit risk control within HVB Group. Its mission includes the implementation, operation and ongoing development of credit risk measurement systems. The instruments and systems it uses encompass rating processes and pricing tools as well as the portfolio model for credit-value-at risk calculations. In addition, this divison carries out credit portfolio reporting for the parent bank and the Group.
- Risk Control is responsible for the Groupwide measurement of market risk, counterparty and issuer risk, operational risk, business risk, and the risks arising from the Bank's own real estate portfolio and shareholdings/financial investments. Its tasks and competencies include ongoing, independent risk measurement and monitoring, responsibility for risk measurement methods and their ongoing development, as well as reporting to the Chief Risk Officer and the Group Board. In addition, Risk Control is responsible for Groupwide risk capital measurement and aggregation as well as the implementation of uniform risk control standards, taking into account the corresponding statutory requirements and especially the regulatory requirements.
- The Group Asset Liability Management division is responsible for the Groupwide management of short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key elements of its work include coordinated operations on money markets and capital markets as well as the specification of liquidity profiles of Group units. Group Asset Liability Management also carries out asset/liability management and measures to optimize regulatory capital. The measures implemented in connection with these functions serve to support HVB Group's rating and return targets. At the beginning of 2005, the unit was transferred from the Chief Risk Officer organization and reports to the Management Board member responsible for Corporates & Markets.
- The Credit & Risk Management division groups together the credit processing units for normal business transactions for the credit business of the Germany segment as defined in the Minimum Requirements for the Credit Business of Credit Institutions (MaK). This essentially includes credit analysis and credit decisions along with their subsequent implementation and processing. These activities serve in particular to meet regulatory requirements, and encompass our business with retail, business and corporate banking customers, as well as professional real estate customers. Real estate financing business is handled by the Real Estate Service Center, in which all processes are carried out over the course of all real estate loans – from funding to repayment. This division is supported by industry specialists who are involved in the decision-making process for credit exposures larger than €5 million for the lending business of the Germany segment and across the board for the lending business of the Corporates & Markets segment. We see their input on credit exposure decisions as a value-added contribution in the interest of sector-oriented risk management.

- The tasks of the Chief Credit Risk Officer include risk provision forecasting, detailed portfolio analysis, and the production of central policies or procedures for the entire credit business. It is primarily the Restructuring and Workout division that is placed under the jurisdiction of the Chief Credit Risk Officer. This unit is in charge of early identification of risks, restructuring activities, and workout/collateral liquidation. Non-performing exposures are placed under intensive care on the basis of data including IT-based risk warnings within the framework of a watch list process. If restructuring measures are needed, then the exposure is transferred to specialized units that define the strategy to be applied to the exposure and support its implementation. If successful restructuring is no longer deemed possible, then the exposure enters the workout phase.
- The Real Estate Valuation and Consulting division focuses on the valuation of individual properties and portfolios, and the analysis and forecasting of real estate market trends. With these activities, the unit supports risk assessment and risk management in the real estate finance business of HVB Group.

The Group Finance and Tax division covers the group accounting, regulatory reporting, global tax, and group market finance functions.

The Group Accounting subdivision is able to identify unfavorable trends by analyzing the income statements which it produces on a regular basis. This provides an important contribution to compliance with the risk management process. The Regulatory Reporting subdivision is responsible for reporting to the regulatory bodies with jurisdiction over the banking sector. Along with Principle I (backing of risk assets and market risk positions with own funds) and Principle II (ensuring that institutions have adequate liquidity at all times), this specifically includes the evidence of large exposures, loans in excess of €1.5 million, and loans to directors.

In addition, Group Finance and Tax is closely involved in our Basel II project activities together with the Group Credit Risk Control division.

Group Audit operates as an independent organizational division. It reports directly to the Chief Financial Officer and acts on behalf of the Group Board. Although it primarily perfoms the internal audit function for the parent bank, it also performs tasks for the Group as a whole. Its duties range from a control and advisory function based on a standardized system of reporting through to complete execution of internal auditing for subsidiaries.

The Minimum Requirements for the Internal Audit Function of Credit Institutions (MaI) issued by the Federal Financial Supervisory Authority stipulate that all operational and business processes must be audited at least every three years – if useful or appropriate – and all processes subject to especially high levels of risk must be audited at least once a year.

An annual review is prepared to provide the Group Board with an overview of essential audit findings and conclusions, as well as their current status. In addition, the head of Group Audit reports on current trends and results in auditing activities at the regular sessions of the Supervisory Board's Audit Committee.

Risk types and risk measurement

1 Relevant risk types

At HVB Group we distinguish the following risk types:
- credit risk,
- market risk,
- liquidity risk,
- operational risk,
- business risk,
- risks arising from our own real estate portfolio,
- risks arising from our shareholdings/financial investments,
- strategic risk.

2 Risk measurement methods

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential future losses are measured on the basis of a defined confidence level.

The calculated risk capital figures are then aggregated at the Group level, applying a uniform one-year holding period and a 99.95% percent confidence level across all risk types.

This aggregation takes into account risk-reducing portfolio effects, which encompass both the correlations within the individual risk types between business units and Group units and the correlations across the risk types.

Liquidity risk and strategic risk are not measured using statistical approaches. The methods applied to the measurement of these risk types are described in the relevant sections of this Risk Report.

3 Development of risk measurement and monitoring methods

The methods used to measure and monitor risks are subject to an ongoing development and improvement process. This is the result of our own quality standards as well as a response by HVB Group to the increased statutory requirements and, to an even greater extent, the increased regulatory requirements, (especially Basel II).

Overall bank management

1 Dual management principle for overall bank management

The main focus of capital market-oriented management in HVB Group is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the business segments and their business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units.

2 Regulatory capital adequacy

Used core capital

The business segments and business units are required to have core capital backing equal to 7 percent of risk-weighted assets and 50 percent of the market risks to be covered in accordance with the capital accord published by the Basel Committee on Banking Supervision (BIS). In the Austria and CEE business segment, the foreign units in the CEE business unit comprise an exception to this rule, with the core capital backing allocated to them equal to 10 percent of risk assets. The average used core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. In this context, a rate of interest is applied which, according to our empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market.

Management of regulatory capital adequacy requirements

To manage our regulatory capital we apply the following four capital ratios, which are managed on the basis of internally defined minimum levels:

- core capital ratio (ratio of core capital to risk-weighted assets)
- core capital fulfilment ratio (ratio of core capital actually available to minimum regulatory core capital)
- equity capital ratio (ratio of equity capital to risk-weighted assets)
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5)

More detailed information on these ratios in 2004 is contained in the Financial Review and in the notes to the consolidated financial statements (Note 76) in the present Annual Report.



Capital market's yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

When planning these four ratios, we take into account the shrinkage and volatility of our equity funds (repayment of capital components, change in revaluation reserves due to market conditions, exchange rate influences, and so on) along with the fluctuations affecting risk-weighted assets and market risk positions.

To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year plan, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the Basel capital accord.
- Reports on the actual ratios and significant effects on them are submitted every month to the Group Asset & Liability Committee, which decides on appropriate action if the actual ratios deviate significantly from plan.

3 Economic capital adequacy

The future risk capital requirements of the business segments and their business units – broken down by risk type – are determined under the annual planning process in close cooperation between Risk Control and the individual operating units. After approval by the Group Board, the risk capital figures are anchored in the control and reporting instruments. A comparison between the targets and the actual values of risk capital is produced on a quarterly basis and reported to the Chief Risk Officer.

Our risk capital, aggregated on a Group basis (including minority interests), amounts to €8.3 billion after taking into account all risk-reducing portfolio effects. This represents a significant decrease of €1.6 billion compared with the prior year total.

Risk capital after portfolio effects

Confidence level 99.95%

Broken down by risk type	2004	2004	2003	2003
	€ millions	in %	€ millions	in %
Market risk	270	3.2	277	2.8
Credit risk	2,821	33.9	2,718	27.3
Business risk	1,019	12.3	977	9.8
Operational risk	1,206	14.5	1,364	13.7
Risks arising from the Bank's own real estate portfolio	353	4.2	284	2.9
Risks arising from the Bank's shareholdings/financial investments	2,648	31.9	4,321	43.5
Total	**8,317**	**100.0**	**9,941**	**100.0**
Capital cushion to cover risks	**18,012**		**17,247**	
Utilization	**46.2**		**57.6**	

Broken down by business segment	2004	2004	2003	2003
	€ millions	in %	€ millions	in %
Germany	2,330	28.0	2,249	22.6
Austria and CEE	2,164	26.0	1,939	19.5
Corporates & Markets	1,320	15.9	1,521	15.3
Real Estate workout	2	0.0	5	0.1
Other (shareholdings/ financial investments not allocated to the business segments)	2,501	30.1	4,227	42.5
Total	**8,317**	**100.0**	**9,941**	**100.0**

This reduction is solely attributed to the risk capital in our shareholdings/financial investments, due to the sale of all of our shares in Allianz AG and the reduction of our stake in Munich Re, which amounted to €1.7 billion. This change is shown in the business segment 'Other.' As a consequence, the share of investment risk in the overall risk capital declined significantly, to about 32%.

In an analysis of our ability to support risk, we measure the Group's risk capital against the capital cushion available to us to cover risk on a quarterly basis. In our multi-year budgeting process, this sustainability analysis is also carried out with a three-year forecasting horizon.

We revised the internal definition of the capital cushion used within the Bank during the year under review. As a result of increasing external demands, the definition is now more conservative and transparent, and consists of IFRS capital components, participatory certificate and hybrid capital, reserves, and both the planned and actual results. Minority interests are included and goodwill is deducted. Following these changes in the relative composition of the capital cushion, it amounted to €18.0 billion at the end of 2004 (comparable prior-year figure: €17.2 billion). With an aggregate risk capital of €8.3 billion, this represents a utilization of 46% of the cushion.

Risk types in detail

1 Credit risk

Risk management

Credit risk is defined as potential losses arising from a customer default or downgraded credit rating. We distinguish here between the risk categories of loan default risk, counterparty risk, issuer risk, and country risk.

- Loan default risk is defined as the potential losses arising from commercial lending operations. It is taken into account when creating loan-loss provisions.
- Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes, or other futures or derivative transactions. It can be broken down into settlement and replacement risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. The replacement risk is defined as the risk that the Bank must replace a transaction at less favorable market conditions following a default by the counterparty.
- Issuer risk reflects the risk from an issuer's default or downgraded credit rating. It arises in connection with the purchase of securities for own account securities issuance and placement transactions, and credit derivatives.
- Country risk is defined as potential losses arising from transfer/conversion restrictions, bans, or other sovereign measures imposed by the borrower's country (transfer risk). Country risk arises in cross-border transactions in foreign currencies. The loan default risk of central governments and central banks is also taken into account (sovereign risk). This includes all positions from lending and trading activities, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-interest securities.

Credit risk is managed on the basis of an integrated concept of clearly defined policies, approval authority structures and risk assessment processes.

With reference to credit risk, all HVB Group units that are involved in credit business must take organizational steps to segregate business origination functions ("front office") and credit risk management functions ("back office") at all levels by way of fully independent reporting lines. The back-office functions are grouped together under the Chief Risk Officer. In addition, centrally positioned senior risk managers are involved in the decision-making process in all business segments for exposures in excess of a certain amount. They bear risk responsibility for their assigned portfolios and manage the sectors in accordance with the portfolio strategies adopted by the Strategic Group Credit Committee.

The credit equivalents (exposure values) of a given treasury transaction serve as a basis for the credit decision within the framework of the credit process, and are examined in conjunction with the exposure values from commercial lending operations. This applies both to individual credit decisions and to the management of concentration risk at Group level.

Country risk is managed on the basis of value-at-risk and volumes. For this purpose, a Groupwide strategy is established annually and compared over the course of the year with the actual situation.

Emphasis in 2004:

- Adjustments to the organizational structure were made at the start of 2004 in connection with real estate finance as a result of the spin-off of the mortgage banking subsidiaries to Hypo Real Estate Holding AG at the end of 2003. The sales activities of the parts of the Real Estate segment remaining with us were integrated into the Germany segment. The credit risk management functions were placed under the Chief Risk Officer.
- The first measures were implemented by the Active Credit Portfolio Management division. This unit will be responsible for the active management of subportfolios capable of tapping the capital markets, and will buy and sell credit risks through capital markets on behalf of other divisions. For instance, hedge strategies are implemented to reduce concentration risks by entering into credit default swaps or through securitization.

Measurement methods

We use differentiated risk measurement instruments to assess our loan default risk:

- Rating analysis

It is vitally important for us to reliably assess the default probabilities of our customers in the interest of credit decisions, pricing, regulatory capital coverage under Basel II (under the IRB approach), and for our internal credit risk model. For this reason we place particular emphasis on the ongoing development and fine-tuning of our internal credit analysis instruments.

HVB Group has a wide range of rating and scoring processes tailored to the needs of the various business segments and customer groups. We continually optimize these systems, applying modern statistical processes, in order to ensure the best possible selectivity and forecasting accuracy with regard to the default probability of a loan.

The result of a rating or scoring process is the classification in a rating class with a ten-point scale. Rating classes 1–7 are set aside for performing loans and classes 8–10 for non-performing loans. For some processes, finer distinctions are made by subdividing each rating class into three subclasses.

The rating and scoring processes are subject to continual monitoring. They are validated at regular intervals and recalibrated or fundamentally revised as required.

- Internal credit risk model

To measure credit risk, we employ an internal credit risk model to quantify and assess our loan default and counterparty risks on a Groupwide basis. The advantage of this internally devised model is that its methodology and parameters perfectly match our portfolio and that it can be updated at any time to take account of new knowledge. Country risk is also assessed using a portfolio model.

- Expected loss

For purposes of credit risk measurement, we distinguish between the expected loss and the unexpected loss (expressed as credit value-at-risk). The expected loss reflects the default losses expected from the current loan portfolio over the next twelve months, taking into account the assigned ratings and the collateral on hand.

To calculate the expected loss, the exposure at default is calculated as stipulated by Basel II. For loan default risk and country risk, this amount is equal to the line utilization at the reporting date plus portions of the unused, externally committed credit lines. The calculation takes into account differences in the risk inherent in various credit types.

A credit equivalent is computed as a calculation basis for OTC derivatives (counterparty risk): the so-called expected exposure. The credit equivalent is equal to the current fair value of a transaction increased by the amount of the so-called add-on, a premium for potential future market movements. The counterparty exposure calculated in this way takes into account both risk-reducing netting agreements and dynamic collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the fair value of current transactions.

The parameters assumed for measuring the exposure at default and the loss given default are based on long-term statistical averages derived from internal defaults and losses, and from external reference parameters.

- Credit value-at-risk

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95% probability) within one year. This potential loss is backed by risk capital as a safety cushion, taking portfolio effects into account.

- Scenario analysis
  The credit value-at-risk is calculated under the assumption of normal conditions. Scenario analysis helps us to simulate the effects of future macroeconomic trends or exogenous shocks and quantify their impact on the potential losses in the credit portfolio of HVB Group. The analysis includes multi-year forecasts of interest rate trends, economic growth, or unemployment, but also such events as extreme changes in the price of oil or political crises. The results of these scenario evaluations are also used to manage and limit loan default and country risk.

- Risk-based and market-oriented pricing
  To optimize the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with an orientation toward the risk-reward ratio. The credit margin takes into account the internal rating, collateral coverage, loss ratios, internal costs, maturity, existing country risks, and the contribution of the loan to the diversification of the HVB portfolio. This methodology ensures coverage of the processing and risk costs (for expected and unexpected losses) while reducing to a minimum any future price changes resulting from Basel II. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices.

- Implementation of Basel II
  A core element of the new Basel Capital Accord in the area of loan default risk is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes and the collateral structure of the transactions. This applies in particular to the most sophisticated approach, the so-called IRB Advanced Approach, which we intend to implement.

  In the year under review we were able to largely complete the functional expansion of the productive rating and collateral management systems in our Basel II implementation project. In addition, we substantially expanded our central system architecture. This applies both to our Groupwide database, which enables us to perform "Basel II-compliant" assessments of internal risk parameters, and to the expansion of our algorithms to include IRB approaches. Today we are already producing our first regulatory reports – in compliance with the current legal situation – using our new Basel II system. Next year we will also be able to measure risk-weighted assets in compliance with Basel II on this basis in a system environment secured for production operations.

  Thus Basel II is moving the regulatory viewpoint toward the economic viewpoint of risk-adjusted management, which is already established as an approach within our Bank through our internal instruments.

- Measuring country risk
  At HVB Group, we measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calculated statistical models permit the determination of default probabilities and loss ratios on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by HVB Group's independent Economic Research division. Along with the probability of default and the loss ratio, the measurement of country risk takes the structure of transactions into account.

  A portfolio model building on this information is used to calculate the value-at-risk stemming from country risks for HVB Group every month. Due to the small number of countries, country portfolios tend by their nature to be rather undiversified. For this reason an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks (exceeding the Basel II standards) is an integral part of our portfolio model. The use of internal portfolio models thus enables us even today to achieve important management effects anticipated through the Basel II requirements.

Risk monitoring
Risk monitoring takes place at two different levels:
- at the level of individual exposures,
- at the portfolio level.

Individual exposures are monitored in both lending and trading operations with the aid of classical monitoring systems such as rating analysis and early warning systems. Individual exposure limits serve to limit the risks assumed by the Group.

At the corporate level, loan default risk concentrations with subsidiaries are limited by credit ratings together with a uniform methodology for all industries and subsidiaries.

In addition, all credit risks are monitored at the portfolio level. Particular attention is paid to country, industry or regional concentrations and their impact on the Bank's ability to support risk. Concentrations are measured on the basis of internal risk models, using stress tests.

We employ limit systems as a key element of our management and control of counterparty and issuer risk to prevent the unintended and uncontrolled increase of our risk positions. These systems are available online at all key HVB Group facilities engaged in trading activities, except for the Bank Austria Creditanstalt Group, where limits are still monitored using separate systems. Each new trade is immediately entered and applied to the corresponding limit. For counterparty risk, this applies to both replacement risk and settlement risk. For the latter, the risk for the future value date is limited and monitored right from the time the Bank enters into the transaction, so that a concentration of payments on a single value date is prevented beforehand. This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer.

Country risk is managed on the basis of the measurement methods described above with the aid of regional value-at-risk limits. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits than transactions with low levels. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and exposure management based on transaction potential. In addition, country risk management works with volume limits for each country, broken down by product risk group.

Another instrument for risk monitoring is internal reporting. In accordance with the Minimum Requirements for the Credit Business of Credit Institutions (MaK), the Management Board and Supervisory Board must receive a report on the credit portfolio on a quarterly basis. Additional risk reports are produced between these MaK reporting dates for internal purposes.

Emphasis in 2004:

- In the course of a project aimed at optimizing processes in the operational back-office organization of the Germany segment, we made additional improvements to the risk-oriented decision-making process through refinements in the scoring and rating processes for retail and business customers, and established comprehensive management reporting for the lending business of the Germany segment.
- In view of gathering and expanding the credit data relevant to Section 18 of the German Banking Act, we made additional improvements to our document management system during the year under review.

Quantification and specification

The workout portfolios from the entire German real estate finance business of the parent bank are being transferred to the new Real Estate Restructuring segment together with the remaining portfolios of the Real Estate Workout segment. This segment will include a volume of €15.4 billion. The aim is to completely eliminate the portfolios allocated to this segment without disrupting the market, by exploiting various options and the opportunities arising from the development of the real estate markets.

Breakdown of loan default exposure and counterparty exposure by business segment

2004 – € billions



Germany 168.2
Austria and CEE 112.1
Corporates & Markets 101.7
Other 12.4

To facilitate the rapid reduction of these portfolios, it is necessary to change the valuation method for the real estate collaterals associated with these portfolios. In contrast to the previous approach, which in many instances aimed to restructure the individual commitments – sometimes over the long run – before returning them to regular treatment, the valuation is now made at liquidation value.

As a consequence, an allocation to special provisions for bad debts totaling amounting to €2.5 billion was necessary.

Breakdown of loan default exposure and counterparty exposure by industry sector

Industry sector	2004 € billions
Banks and insurers	89.0
Retail customers	84.4
Construction	59.6
Food, consumer goods, services	46.8
Public authorities	32.9
Utilities	13.8
Chemicals, health, pharmaceuticals	13.4
Transportation	10.8
Mechanical engineering, steel	9.5
Other	8.7
Electrical, IT, Communications	7.6
Vehicles	7.6
Media, printing, paper	6.4
Mineral oil	3.9
Total	**394.4**

Breakdown of loan default exposure and counterparty exposure by region

Region	2004 € billions
Germany	199.2
Austria	76.1
Central and Eastern Europe	28.6
Rest of Europe	57,1
North America	16,2
Asia	3.7
Japan	2.4
Other	11.1
Total	**394.4**

Loan default exposure and counterparty exposure by rating class

Rating	2004, € billions
Free of credit risk	16.7
Not rated	20.7
Rating 1 - 4	209.2
Rating 5 - 8	123.7
Rating 9 - 10	24.1
Total	**394.4**

Risk cover[1] for rating classes 9 and 10 by business segment

Business segment	2004 in %
Germany	54.8
Austria and CEE	66.8
Corporates & Markets	44.0

[1] total loan-loss provisions and allowances for losses on guarantees and indemnities as a proportion of loan default and counterparty exposure. The newly formed special provision for bad debts is included

Breakdown of expected loss, and of loan default risk and counterparty risk (value-at-risk) by business segment

Business segment	Expected loss	Value-at-risk
	2004 in %	2004 in %
Germany	56.7	46.4
Austria and CEE	27.3	32.4
Corporates & Markets	13.7	18.2
Other	2.3	3.0
Total	**100**	**100**

Our total loan-loss allowances, including allowances for losses on guarantees and indemnities, increased by €1.9 billion to €13.8 billion in 2004, taking into account write-offs taken on the lending portfolio of €2.7 billion. This total includes the special provisions for bad debts of €2.5 billion for the Real Estate Restructuring segment.

Share of rating classes 9 and 10 in loan default exposure and counterparty exposure by business segment


2004 – in %
10.0
7.5
5.0
2.5
Germany
Austria and CEE
Corporates & Markets

suer risk by rating class[1]

Rating	2004, € billions
Free of credit risk	15.3
Not rated	3.8
Rating 1–4	43.3
Rating 5–8	0.9
Rating 9–10	< 0.1
Total	**63.3**

[1] use

HVB Group uses financial derivatives primarily to manage market price risk (in particular risk arising from interest rate fluctuations and currency fluctuations) arising from trading activities. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management or, in the case of credit derivatives, to manage credit risk.

At year-end 2004, the total nominal amount of worldwide derivative transactions of HVB Group totaled approximately €2,545 billion. Of this total, €2,055.6 billion (80.8%) relates to interest rate derivatives, €296.1 billion (11.6%) to foreign exchange derivatives, €139.3 billion (5.5%) to equity/index derivatives, €53.4 billion (2.1%) to credit derivatives, and €0.4 billion to other derivatives (precious metal derivatives, commodity derivatives, and weather derivatives).

However, the nominal amounts do not reflect the potential risk inherent in derivative transactions, whereas the positive fair values are relevant for purposes of default risk as replacement values for the OTC derivatives. They represent the potential costs that HVB Group would incur to replace all of the original contracts with equivalent transactions in case of simultaneous default by all counterparties.

Without taking risk-reducing effects into account, the maximum counterparty risk (worst case scenario) at year-end 2004 totaled €48.1 billion (December 31, 2003: €47.1 billion). Taking into account the risk-reducing effects of existing, legally enforceable bilateral netting agreements totaling €39.3 billion (December 31, 2003: €37.9 billion) and of the provision of collateral provided by borrowers totaling €2.8 billion (December 31, 2003: €2.6 billion), the remaining economic counterparty risk amounted to €6.0 billion (December 31, 2003: €6.6 billion).

The tables below provide detailed information on the nominal values and fair values of the overall OTC derivative transactions and credit derivative transactions of HVB Group.

Provisioning rate* by business segment


2004 – in %
0.9
0.6
0.3
0
Germany
Austria and CEE
Corporates & Markets

* loan-loss provisions (net additions) as a proportion of loan default and counterparty exposure

Derivatives transactions

€ millions	Nominal amount					Fair value			
	Remaining maturity			Total	Total	Positive		Negative	
	less than 1 year	1–5 years	more than 5 years	2004	2003	2004	2003	2004	2003
Interest rate derivatives	**997,044**	**662,771**	**395,806**	**2,055,621**	**2,717,337**	**36,698**	**32,658**	**37,399**	**35,050**
OTC products									
Forward rate agreements	125,778	16,392	—	142,170	283,115	70	96	72	93
Single-currency swaps	664,826	562,403	361,188	1,588,417	2,053,280	34,600	31,076	35,083	33,226
Interest rate options									
– purchased	22,851	34,531	16,522	73,904	74,889	2,017	1,482	—	—
– written	23,984	33,152	17,519	74,655	82,503	—	—	2,242	1,730
Other interest rate derivatives	49	775	577	1,401	4,025	11	4	2	1
Exchange-traded products									
Interest rate futures	46,391	15,518	—	61,909	70,896	—	—	—	—
Interest rate options	113,165	—	—	113,165	148,629	—	—	—	—
Foreign exchange derivatives	**241,032**	**40,156**	**14,921**	**296,109**	**349,067**	**7,835**	**9,669**	**9,851**	**11,108**
OTC products									
Foreign exchange forwards	178,413	12,389	69	190,871	186,901	5,656	7,004	6,444	7,059
Cross-currency swaps	12,578	26,647	14,760	53,985	42,982	1,624	1,178	2,831	2,845
Foreign exchange options									
– purchased	24,475	530	46	25,051	54,601	555	1,487	—	—
– written	25,566	590	46	26,202	64,583	—	—	576	1,204
Other foreign exchange derivatives	—	—	—	—	—	—	—	—	—
Exchange-traded products									
Foreign exchange futures	—	—	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—	—	—
Equity/index derivatives	**51,367**	**77,022**	**10,952**	**139,341**	**122,663**	**3,263**	**4,491**	**3,113**	**4,417**
OTC products									
Equity/index swaps	—	—	—	—	—	—	—	—	—
Equity/index options									
– purchased	10,685	27,303	1,972	39,960	48,405	3,235	4,397	—	—
– written	21,501	33,611	5,610	60,722	47,110	—	—	3,092	4,411
Other equity/index derivatives	1,478	1,536	1,307	4,321	4,515	28	94	21	6
Exchange-traded products									
Equity/index futures	4 493	1	—	4,494	3,197	—	—	—	—
Equity/index options	13,210	14,571	2,063	29,844	19,436	—	—	—	—
Credit derivatives[1]	**13,056**	**26,253**	**14,044**	**53,353**	**42,819**	**411**	**341**	**1,206**	**808**
Other transactions	**118**	**234**	**3**	**355**	**17**	**15**	**1**	**13**	**1**
Total	**1,302,617**	**806,436**	**435,726**	**2,544,779**	**3,231,903**	**48,222**	**47,160**	**51,582**	**51,384**
Counterparty risk (after netting and collateral received, excluding add-on)						**6,031**	**6,617**		

[1] the presentation in the 2003 Annual Report focused on counterparty risk; the fair values of credit-linked notes were accordingly not shown. For details of credit derivatives, please see the relevant table below

·erivatives transactions by counterparty type

€ millions	Fair value			
	Positive		Negative	
	2004	2003	2004	2003
OECD central governments (and central banks)	199	243	174	275
OECD banks	42,062	41,455	44,965	44,128
OECD financial institutions	3,365	3,052	4,284	4,066
Non-OECD central governments (and central banks)	1	6	8	11
Non-OECD banks	138	145	131	116
Non-OECD financial institutions	60	72	7	336
Other companies and private individuals	2,397	2,187	2,013	2,452
Total	**48,222**	**47,160**	**51,582**	**51,384**

redit derivatives

€ millions	Nominal amount					Fair value			
	Remaining maturity			Total	Total	Positive		Negative	
	less than 1 year	1–5 years	more than 5 years	2004	2003	2004	2003	2004	2003
Banking book	**349**	**1,664**	**11,471**	**13,484**	**14,002**	**9**	**21**	**427**	**253**
Protection buyer									
Credit default swaps	294	964	8,625	9,883	11,444	8	15	13	6
Total return swaps	—	—	2,000	2,000	2,000	—	—	240	93
Credit-linked notes	28	58	88	174	154	—	—	172	154
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	27	642	758	1,427	398	1	—	2	—
Total return swaps	—	—	—	—	—	—	—	—	—
Credit-linked notes	—	—	—	—	6	—	6	—	—
Other	—	—	—	—	—	—	—	—	—
Trading book	**12,707**	**24,589**	**2,573**	**39,869**	**28,817**	**402**	**320**	**779**	**555**
Protection buyer									
Credit default swaps	2,086	13,877	1,149	17,112	11,469	6	34	175	161
Total return swaps	4,408	26	199	4,633	3,981	116	2	5	76
Credit-linked notes	—	467	10	477	299	—	—	478	299
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	2,261	10,093	909	13,263	9,679	180	167	6	15
Total return swaps	3,952	116	221	4,289	3,348	2	76	115	4
Credit-linked notes	—	10	85	95	41	98	41	—	—
Other	—	—	—	—	—	—	—	—	—
Total	**13,056**	**26,253**	**14,044**	**53,353**	**42,819**	**411**	**341**	**1,206**	**808**

Credit derivatives by reference asset

€ millions	Nominal amount					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2004	Total 2003
Public-sector bonds	1,480	101	45	—	1,626	1,482
Corporate bonds	30,378	9,721	406	—	40,505	28,826
Equities	—	—	—	—	—	—
Other assets	9,827	1,100	295	—	11,222	12,511
Total	**41,685**	**10,922**	**746**	**—**	**53,353**	**42,819**

Country risk year-on-year
In the year under review, the exposures entailing country risk increased by €19 billion. A major share of this amount (€14 billion) can be attributed to an increase in business (particularly trading business) in risk-free, highly developed countries in western Europe and Asia.

In view of EU enlargement and the associated economic upswing, flanked by decreasing country risk in eastern Europe, HVB has continued with the consistent implementation of its strategy of concentrating on core markets in Central and Eastern Europe. Our exposure in eastern Europe increased by €4 billion as a result.

The favorable structure of the country risk portfolio was virtually unchanged compared with the previous year. Of the exposures entailing country risk, 95 percent are from countries rated investment grade. A majority of these (66 percent) are accounted for by highly developed countries with no transfer risk.

Country exposure[1] and country value-at-risk by rating class

Rating	Exposure € millions	Share of exposure in %	Value-at-risk € millions	Share of value-at-risk in %
Rating 1–4	85,398	96.4	67	58.3
Rating 5–8	3,170	3.5	39	33.9
Rating 9	70	0.1	9	7.8
Total	**88,638**	**100.0**	**115**	**100.0**

[1] net of collateral; excluding transactions with loan-loss provisions

ountry exposure[1] by region and product category

Region	Lending		Trading		Issuer risk		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions
Africa	502	627	48	130	33	39	583	796
Asia/Pacific	3,952	2,953	9,180	5,032	822	589	13,954	8,574
South and Central America	3,136	4,041	2,527	1,735	1,514	1,895	7,177	7,671
North America	5,076	5,402	5,555	5,090	2,580	1,904	13,211	12,396
Western Europe	11,731	10,472	26,517	18,884	2,087	1,554	40,335	30,910
Eastern Europe	8,284	6,418	3,840	2,030	1,254	919	13,378	9,367
Total	**32,681**	**29,913**	**47,667**	**32,901**	**8,290**	**6,900**	**88,638**	**69,714**

op ten countries by exposure[1]

(across all rating classes)

Country	Exposure	Share of exposure	Value-at-risk
	€ millions	in %	€ millions
UK	31,094	35.1	0.0
USA	10,290	11.6	0.0
Japan	5,545	6.3	0.0
Switzerland	5,341	6.0	0.0
Cayman Islands, on-shore	4,202	4.7	5.0
Singapore	2,469	2.8	2.5
Poland	2,149	2.4	5.4
Canada	1,891	2.1	0.0
Czech Republic	1,640	1.9	4.1
Denmark	1,609	1.8	0.0
Total	**66,230**	**74.7**	**17.0**

[1] net of collateral; excluding transactions with loan-loss provisions

2 Market risk

Risk management

Market risk is defined as the potential loss arising from an adverse change in the financial market prices of our positions in the trading or banking book. Market risk comprises the risk categories interest rate, foreign exchange, equity, and credit-spread risk.

Our market risks are managed in the Corporates & Markets segment and in the various treasury units or asset/liability units of our subsidiaries.

Measurement methods

For purposes of day-to-day risk measurement and management, we quantify the value-at-risk on the basis of a confidence level of 99% and a holding period of one day. To determine and allocate the risk capital requirements for market risks, this value-at-risk, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

To calculate the value-at-risk we use an internal model based on a Monte Carlo simulation approach for the interest rate risk and credit spread risk of the parent bank, which has been approved by the regulatory authorities. We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk calculations with the market value changes derived from the positions. The results of this back-testing confirm the high quality of our internal risk model.

As a further risk approach, the risks associated with foreign exchange and equity products as well as some of the interest rate risks in the banking book in the parent bank are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately while disregarding risk-reducing correlation effects). During the first half of 2005, we will make a gradual transition from this current method for measuring risks associated with foreign exchange and equity products in the parent bank to the Monte Carlo simulation approach of the internal model. At the same time, we will integrate into the internal model the interest rate risks in the banking book not yet covered by it.

In addition, other appropriate methods are applied within the corporate group, such as a variance-covariance approach. In the Bank Austria Creditanstalt subgroup, we previously applied an internal model based on a variance-covariance approach to measure risks associated with equities, interest rates, and foreign exchange. This model was extended in 2004 to include a simulation approach that also covers the measurement of credit spread risks. In 2005 we plan to make a transition with our regulatory reporting to the simulation model, thus replacing the standard method for measuring the specific interest rate risk with an internal model.

In addition to calculating the value-at risk, we continually conduct stress tests across the entire corporate group to determine the potential losses in our market risk positions resulting from extreme market movements and worst-case scenarios. The scenarios we examine range from simple interest rate shocks and the default of major market players to a collapse of all correlations.

Risk monitoring

The risk positions in the trading and banking books are monitored using a uniform, hierarchical limit system that restricts the loss potential from market risk. The risk limits are approved annually by the Group Board and are not permitted to be exceeded.

Whenever limits in subportfolios are exceeded, an escalation process is triggered immediately and the reduction of the positions in question is monitored closely. In 2004 there were no major instances in which limits were exceeded. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis.

Management is informed daily of the exposure to market risk, limit utilization, and the profits and losses within the corporate group. Information is provided on a monthly basis on the results of the risk analyses, including the results of the back-testing and stress tests.

Quantification and specification

The table below shows the aggregate market risks of our trading positions in HVB Group for last year. Due to the underlying conservative assumptions, the value-at-risk figures, which are not computed using the internal model, actually represent a very cautious estimate of our market risk.

Market risk from trading positions

Value-at-risk, 99% confidence level, one-day holding period

€ millions	Average 2004[1]	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003
Interest rate positions (incl. credit-spread risks)	21	13	26	25	21	17
Foreign exchange positions	30	25	37	33	25	17
Equity/index positions	64	74	59	66	55	60
Total	**115**	**112**	**122**	**124**	**101**	**94**

[1] arithmetic mean

With the further expansion of the internal model, the value-at-risk figures will therefore decrease again significantly in the future.

At year-end, the banking book contained market risks of €38 million (2003: €50 million; one-day holding period), of which €27 million stemmed from asset-side and liability-side fixed interest guarantees.

3 Liquidity risk

Risk management

We distinguish three categories of liquidity risk:

- Short-term liquidity risk (narrowly defined liquidity risk) represents the risk that the Bank will not be able to meet its payment obligations in full or in time.
- Funding risk represents the risk that additional refinancing funds will be available only at higher market interest rates.
- Market liquidity risk represents the risk that the Bank will be able to liquidate assets on the market only at a discount.

The rules and principles of liquidity management are specified in a Group Liquidity Policy adopted by the Group Board, and are implemented by the operational business units. Implementation – for short-term liquidity risk and funding risk – is coordinated and tracked by the Group Asset Liability Management division.

Market liquidity risk is managed by the people responsible for the various trading portfolios as they perform their defined market-related tasks. As a result, it is included in the measurement of market risk, so that reference should be made to the measurement and monitoring risks listed for market risk.

Measurement methods

To measure short-term liquidity risk, daily cash flow reports are produced and offset against the available liquidity reserves, which consist primarily of the available highly liquid securities. These two components are used as the basis for determining cumulative limits for the most important Group units ranging from the next banking day up to one month.

Furthermore, stress scenarios based on the liquidity profiles of the Group units are simulated, and the limits are adjusted accordingly as required. In addition to this internal measurement methodology, we are subject to the regulatory standards defined in the Liquidity Principle II.

To measure funding risk, long-term funding needs are determined through a coordinated process on the basis of expected business trends and are updated regularly. The annual funding targets derived from this process ensure a balanced maturity structure of assets and liabilities within defined maturity buckets.

Risk monitoring

The Groupwide monitoring of our liquidity situation has been entrusted to our Group Asset Liability Management unit. It essentially comprises the analysis, classification, and management of cash flow gaps across all maturities. This enables us to identify liquidity risks early and limit mismatches through limits and funding targets. Compliance with the allocated limits is monitored on a daily basis. We keep appropriate liquidity reserves on hand for defined stress situations. The target volumes and instruments derived from the funding targets are implemented in consultation with Group Treasury Management.

Liability diversification of HVB Group*

in %



Other non-bank deposits 13
Trading liabilities 11
Repos and central banks 9
Other funding** 5
Others 4
Covered bonds 14
Retail deposits 15
Unsecured funding** 26
Equity 3

* total assets of €467 billion; covered bonds and unsecured funding as per tables below

** including deposits from non-consolidated subsidiaries and special funding (e.g. KfW)

The local treasury units are responsible for observing developments in the various local markets. These units submit regular reports to the Group Asset Liability Management division.

The Group Asset Liability Committee and the Group Board are kept regularly informed about the current liquidity and funding situation. A contingency plan is in place to deal with liquidity bottlenecks. It describes the distribution of responsibilities, internal reporting requirements, decision-making powers, and potential countermeasures.

Quantification and specification

Conditions on the money markets and capital markets improved continually during the year under review. Risk premiums for refinancing costs declined appreciably compared with 2003.

Within the framework of our limit system, which operates under conservative assumptions, we showed an overall positive balance of short-term liquidity risk for the corporate group of €12.9 billion for the next banking day at the end of December 2004. The portfolio of highly liquid securities eligible as collateral for central bank borrowings and available at short notice to compensate for unexpected outflows of liquidity amounted to €14.9 billion at year-end.

Breakdown of secured bonds

	2004 € billions
Mortgage Pfandbriefs	25.2
Jumbo mortgage Pfandbriefs	24.2
Public Pfandbriefs	11.5
Public Jumbos	4.1
Total	**65.0**

Breakdown of unsecured funding

	2004 € billions
Promissory notes	22.5
Bank deposits	38.3
Certificates of deposit and commercial papers	6.5
Other liabilities evidenced by paper (capital market)	18.5
Subordinated liabilities (capital market)	35.1
Total	**120.9**

The requirements of the regulatory Liquidity Principle II were met at all times by the relevant Group units during the year under review. In 2004 the funds available to the parent bank exceeded its payment obligations for the following month by an average of €18 billion.

The funding risk of HVB Group is quite low due to our broad funding base with regard to products, markets and investor groups. This enables us to obtain adequate funding for our lending operations even during difficult market phases. HVB Group refinanced a volume of €14.8 billion on the capital market during 2004. With their high credit quality and liquidity, our Pfandbrief mortgage bonds still remain one of the most important funding instruments.

4 Operational risk

Risk management

We define operational risk as the risk of losses resulting from inadequate or failed internal processes, human errors, technological breakdowns, or external events.

The identification, analysis and management of operational risk are the responsibility of the individual business segments or that of our central and service divisions. The activities are guided by a tool-based operational risk management process defined internally within the Bank. It was launched in pilot projects at selected divisions of the parent bank in 2004 and at a number of subsidiaries. Groupwide implementation will take place in 2005. These will take into account the requirements of Basel II, in particular the Basel Committee's "Sound Practices for the Management and Supervision of Operational Risk."

The operational risk managers in the various units are responsible for the operational implementation of the process, which involves in particular the collection, verification, and quality assurance of risk data and the planning of appropriate measures.

Our Group Legal Department is responsible for managing legal risk. Within the framework of its corporate center function, it monitors compliance by the HVB Group companies with the applicable statutory regulations and the recognized principles of case law. For Group companies with their own legal departments, it performs this function in close cooperation with these departments.

Measurement methods

We employ the loss distribution approach to quantify operational risk. Our quantification model for this purpose uses internal and external data to determine the loss distributions.

We use an operational risk loss database, launched on a Groupwide basis in 2003, to collect the internal loss data of our model. A Monte Carlo simulation is used to calculate the value-at-risk figures, taking into account risk-reducing measures such as insurance.

The monitoring and process quality of the individual units, which is identified as part of an annual control self-assessment, is also incorporated in the calculation as a current quality score. The risk values for the subsidiaries are derived from the operational risk measured in this way for the parent bank.

When determining capital adequacy in HVB Group for regulatory purposes within the Basel II framework, we will implement at least the Standardized Approach with all related requirements. At the same time, in order to establish a basis for enhancing our loss distribution approach to meet the criteria of the Advanced Measurement Approach as recognized by the regulatory authorities, we will continually examine and implement methodological improvements to our model.

Risk monitoring

As part of regular reporting, the Chief Risk Officer and the Group Board are kept informed by Risk Control on the development of the primary operational risks identified and the volume of loss events. This provides the basis for any measures deemed necessary.

An indicator-based early warning system will be implemented for monitoring important risks during 2005.

Quantification and specification

The risk capital for operational risks of HVB Group amounted to €1.2 billion at the end of 2004.

The following measures were the most important steps taken during the year to minimize operational risk and avoid possible losses for HVB Group:

Business segments and service divisions:

- The collection of information on loan losses from operational risk, as required under Basel II, was started. This information will be used in the future to derive measures to optimize credit processes.
- In the Corporates & Markets segment, the new product process was re-engineered to reflect market requirements and the increased complexity of products.
- Operational risk was substantially reduced at Financial Markets Service Bank by consolidating and optimizing securities back-office systems.
- Within the Bank Austria Creditanstalt Group, work began on establishing a newly structured security organization for data security and personal security with a Security Management Board and a Group Security Office.

Handling crisis situations:

- The crisis and emergency management organization of HVB Group demonstrated its ability to perform through its appropriate and effective responses to real situations and drills.
- Within the scope of crisis management, the Germany segment investigated 15 of the most vital IT applications from a process standpoint for potential system optimization measures.

IT risks:

- The drastically increased threat from software viruses was successfully addressed by protecting Internet access and individual computers.
- We were able to minimize risks in Internet banking by means of an intensive information policy and customer education, and with the aid of the technological security level achieved in recent years.
- Risks arising from IT projects are analyzed on the basis of a specific project risk process.

Legal risks:

- If customers cancel their property loan agreements under the Doorstep Transactions Act, this will have no negative legal impact on the parent bank, since the borrower is still obliged to repay the principal according to final court rulings. From today's standpoint, this situation is not affected by the pending queries submitted by the Bochum District Court and the Bremen Regional Appeals Court to the European Court of Justice. The Bank's claim to repayment remains in effect even if the borrower issued an invalid proxy to a third party and the Bank relied on the validity of the proxy. From the standpoint of the parent bank, the decisions of the Second Civil Court of Appeal of the German Federal Supreme Court pertaining to the financing of purchases of shares in real estate funds by the borrower also result in no change in the assessment of the legal situation when third parties arrange loans for real estate purchases. In other decisions on loans taken out to purchase shares in real estate funds and not secured by real property liens, the Second Civil Court of Appeal of the German Federal Supreme Court ruled that the bank has no claim against the borrower to repayment of the loan if it utilized the sales organization of the agent arranging the sale of shares in the fund, the loan was disbursed directly to the fund, and the investor was misled when purchasing the shares, or when the borrower has the right to cancel the transaction. The ruling also stated that the borrower in each individual case would have to demonstrate that these prerequisites were met. From today's standpoint, we assume that these circumstances will apply, if at all, only in exceptional cases.

- In a ruling in November 2002, the German Supreme Court nullified the resolutions of the parent bank's Annual General Meeting concerning the appointment of the auditor of the 1999 financial statements on grounds of bias. This ruling prompted shareholders of the parent bank to initiate a court challenge to the validity of the Bank's financial statements for 1999 – 2002. The suit was dismissed at all levels of appeal. We also believe that extraordinary legal remedies will meet with no success in this case. Our view that concerns relating to partiality in the appointment of the auditor in 1999 do not call into question the validity of the financial statements for 1999 – 2002 is supported by expert reports prepared by leading legal researchers and practitioners.

- Individual shareholders have also filed suits challenging the resolution passed at the Annual General Meeting on May 14, 2003 approving the spin-off to Hypo Real Estate Holding AG of the institutions engaged in commercial real estate activities and amalgamated in DIA Vermögensverwaltungs-GmbH. We believe that these suits are also unfounded. Regardless of the fact that the formal errors claimed by the plaintiffs were not made, we consider the spin-off irreversible.

- In numerous legal challenges and complaints filed with courts, shareholders are calling into question the appointment by a court and the election of the shareholder representatives to the Supervisory Board at the Annual General Meeting of our Bank on April 29, 2004. The Bavarian Supreme Court has already rejected numerous complaints. Consequently, we believe that the legal action demanding the reversal of the appointment, which also disputes the validity of the election of the auditor, will not succeed. The same applies to the motions based on the same consideration, seeking to remove the capital increase carried out in the spring of 2004 from the Company Register.

- In a first appeal, the fines totaling €31 million imposed on the parent bank and Vereins- und Westbank AG by the European Commission in December 2001 for alleged illegal price-fixing of currency exchange fees were lifted in November 2004 in a ruling by the European Court of Justice. Despite the objection pending against this decision, we are confident that it will become final.

- Bank Austria Creditanstalt AG has filed a first appeal with the European Court of Justice challenging the amount and imposition of a €30 million fine imposed for alleged illegal price collusion with other banks on interest rates, prices charged to retail customers for various bank products as well as other terms and conditions. At present, the outcome of these proceedings is uncertain. If the Commission's decision is upheld, the total amount of the fines would not be substantial for our Bank, but could restrict the future earning opportunities of HVB Group. For a number of reasons, we regard the damage claims under consideration by certain Austrian consumer protection groups and politicians against the banks involved in the above-mentioned proceedings, including Bank Austria Creditanstalt AG, to be unfounded.

- In connection with alleged claims stemming from the Nazi era and World War II, a claim for damages has been filed by two private individuals with the United States District Court for the District of Columbia against Bank Austria Creditanstalt AG and HVB AG for a total amount of $40 million. We are convinced that the suits will be dismissed.

- We also assume that a pending lawsuit against Bank Austria (Switzerland) AG, a former subsidiary of Bank Austria Creditanstalt, is unfounded. The suit claims damages of approximately €128 million in connection with alleged claims of the Treuhandanstalt, the predecessor of the Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS").

Business risk

Risk management

We define business risk as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious losses in earnings, thereby diminishing the market value of a company. Business risk can result above all from serious deterioration of the market environment, changes in the competitive situation or customer behavior, but may also result from changes in the legal framework.

As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

Measurement methods

The risk capital arising from business risk is measured on the basis of a value-at-risk approach. For this purpose, income and cost volatilities are determined at business unit level and, with due consideration given to correlations, a value-at-risk is calculated that represents the possible fluctuations in the company value associated with business risk.

Risk monitoring

Risk capital arising from business risk is calculated and analyzed by the Risk Control division and reported to the Chief Risk Officer.

The Group Controlling division is responsible for tracking interim revenues and costs of the business units as levers of business risk by comparing the actual figures with the budgeted targets. The results form a part of a monthly report to the Management Board.

Quantification and specification

The calculated risk capital for business risks amounted to about €1 billion at year-end 2004.

While continuing with our strict cost management in the year under review, we also focused on boosting our earning power. We pushed ahead with new business initiatives and made further progress in attracting new customers and intensifying the utilization of our products.

The PRO efficiency program launched at the end of 2004 is intended to optimize the structure of HVB Group's cost base in the medium to long term. The program aims to boost the efficiency of our infrastructure, improve processes, and streamline the staff units. Despite the continual review of the project, there may be a risk of delays in the adaptation of the business processes, so that the synergies are achieved later than planned.

In addition, it is still our goal to strengthen our sales activities in order to achieve long-term improvements in our revenues.

6 Risks arising from our real estate portfolio

Risk management

We classify potential losses resulting from market fluctuations of our real estate portfolio under this risk type. This includes the portfolio of the property ownership companies of the parent bank and its special purpose companies and shareholding companies, as well as the portfolios of the Bank Austria Creditanstalt Group and other subsidiaries.

HVB Immobilien AG is responsible for portfolio management, project development and implementation, property management, and the sale and rental of the properties under its jurisdiction. At our operational subsidiaries – in particular Bank Austria Creditanstalt – the subsidiaries themselves are responsible for managing their real estate holdings.

Measurement methods

We measure our real estate risks using a value-at-risk approach based on the market value of the properties and historical volatilities. The volatilities are determined using real estate indexes for office rents. In addition, risk-reducing correlations between individual regional property markets are included.

Risk monitoring

Risk capital for real estate risk is calculated and analyzed by the Risk Control division and reported to the Chief Risk Officer. The analysis focuses mainly on changes in the composition of the real estate portfolio.

At HVB Immobilien AG a risk monitoring system was already introduced in 2003 to systematically identify and measure real estate risks as well as the known external and internal risks associated with the company. A risk inventory was carried out, and additional reporting and inventories will be performed on a regular basis in the future. This will increase risk transparency and, as another important effect, serve to create an even keener awareness of risk.

Quantification and specification

The risk capital relating to our real estate portfolio amounted to €0.35 billion at the end of 2004. Our real estate portfolio is located primarily in Munich and Vienna, with 29% and 25% of the total respectively. In total, a substantial part of our portfolio consists of property which is used by HVB Group itself.

7 Risks arising from our shareholdings and investments

Risk management

We classify changes in the market prices of our portfolio of listed and unlisted shareholdings and financial investments under this risk type. Operational subsidiaries are excluded, as their risks are already separately identified and recorded as part of the other risk types.

The Group Board is responsible for managing our entire portfolio of shareholdings/financial investments (including operational subsidiaries).

Measurement methods

Under the value-at-risk approach, the risk inherent in our investments is calculated on the basis of their market values and volatilities. For listed companies, this is determined on the basis of share price movements. In the case of investments in unlisted companies, we apply the book values as market value estimates as well as the volatilities of industry-specific indexes. To reflect the recent past more adequately in our risk calculations, we perform an exponential weighting when calculating the volatilities, taking the long-term holding period of investments into account.

Risk monitoring

The Risk Control division calculates and analyzes the risk capital for shareholdings and financial investments, and reports it to the Chief Risk Officer.

The task of investment controlling is the responsibility of the Group Finance and Tax division. It uses auditors' reports, annual reports and interim reporting instruments to regularly verify the value of our investments. This ensures that substantial negative changes in value are recognized early, analyzed, and reported to the Chief Financial Officer.

Quantification and concretization

The systematic efforts in 2003 to streamline our non-strategic investment portfolio were continued in 2004 with the further reduction of our financial holdings. In particular, this included the disposal of our stake in Allianz AG and the further reduction of our holding in Münchener Rückversicherungs-Gesellschaft AG. In addition, we disposed of our investment in Brau und Brunnen AG and reduced our shareholding in E.ON AG.

Almost exclusively as a result of our efforts to streamline our portfolio, there was a substantial €1.7 billion decrease in risk capital to €2.6 billion. Our stake in Münchener Rückversicherungs-Gesellschaft AG is our largest financial investment of all. A significant or sustained decline in the price of this Company's shares would have an accordingly negative impact on our revenues.

8 Strategic risk

Risk management

Strategic risk results from management being slow to recognize important trends in the banking sector or drawing false conclusions about these trends. This may result in fundamental management decisions that may prove to be disadvantageous in terms of the Bank's long-term goals and may be difficult or impossible to reverse.

As a part of corporate management, the management of the strategic risk lies within the area of responsibility of the Group Board, which determines the risk positioning of HVB Group by defining the Bank's strategic orientation.

Measurement methods

Strategic risk is measured primarily by qualitative methods. For this purpose, we continually monitor the domestic and international markets while subjecting our own strategic positioning to an ongoing review process.

Risk monitoring

As part of our long-term planning, the Management Board regularly reviews the defined strategy of HVB Group. This ensures that we can respond to changing conditions as required with adjustments to the business model or the business processes. When deriving strategic initiatives of this kind, the Management Board conducts close consultations with the Supervisory Board, in particular with the Risk Committee and the Strategic and Business Development Committee.

Quantification and specification

- Risk from overall economic trends and the business environment

A particular risk that could impede the strategic direction taken by HVB Group stems from the overall economic trend. Despite the accelerated economic growth in our domestic markets in 2004, it remained at a rather moderate level, particularly in Germany. Based on the prospects for 2005, we do not anticipate any substantial change. In addition, it is not possible to predict the consequences of the continuing strength of the euro against the dollar and the high oil price on the economies of our domestic markets.

The risk factors listed above could individually or cumulatively prevent us from achieving the financial goals we have set.

HVB Group is one of the largest lenders to the German Mittelstand. In addition, our Bank is one of the leading providers of personal and business loans in Germany and Austria as well as Central and Eastern Europe. Against the backdrop of the economic outlook described above, the environment in which we do business remains difficult, particularly in Germany. Sluggish economic growth coupled with high numbers of bankruptcies, faltering real estate markets, and the high level of unemployment were already causing an increase in loan defaults and loan-loss provisions in the past. If the prevailing conditions remain unchanged, we cannot preclude the possibility that loan-loss provisions will remain at a high level.

- Rating situation
  Despite the fact that Standard & Poor's confirmed its long-term credit rating for HVB AG and Bank Austria Creditanstalt AG on February 25, 2005, it is possible that this present assessment may be altered at some point in the future, especially if the business environment were to develop unfavorably for HVB Group. A deterioration of the credit rating would make funding more expensive for HVB Group, with a consequent impact on the earnings situation of our Bank.

- Expansion in Central and Eastern Europe
  A central pillar of the HVB Group strategy is to expand in Central and Eastern Europe through the Austria and CEE segment. The countries in this region have experienced considerable change in recent years, culminating in eight of them joining the EU on May 1, 2004.

  In the coming years we may see the current economic momentum of this region slowed by restrictive regulations imposed by the European Union. An adjustment process of this kind would have a corresponding negative impact on the Austria and CEE segment. The increased competitive pressures which can also be expected in these countries may mean that we will not be able to achieve the anticipated interest margins and commission income. Finally, we cannot preclude negative effects in case the key macroeconomic and political parameters of the entire region or individual countries do not prove as stable as we currently assume.

- Consolidation of the banking sector
  Consolidation is generally expected to sweep the banking sector in Germany as well as across Europe. Although it is impossible to predict the specific form of this consolidation process, HVB Group wishes to play an active role in it. It is watching the market, assessing the conceivable possibilities, and entering into discussions with other market participants. However, we have not yet reached a stage at which HVB Group believes that a decision is imminent.

Consequently, it remains undecided whether HVB Group will be part of a consolidation process, and what impact such a measure could have on HVB Group, regardless of whether or not it is involved. However, if there is a consolidation process involving banks in Europe, this may result in a much tougher competitive environment for HVB Group.

Karl Zaglauer
Corporate Customer Adviser
HypoVereinsbank, Munich

»We've completely redefined the concept of value for money in banking.«

→ Germany business segment



INCOME STATEMENT AND APPROPRIATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2004

Income/expenses	Notes	2004	2003	Change	
		€ millions	€ millions	€ millions	in %
Interest and similar income		17,209	19,645	(2,436)	(12.4)
Interest expense and similar charges		11,553	13,764	(2,211)	(16.1)
Net interest income	(29)	5,656	5,881	(225)	(3.8)
Provisions for losses on loans and advances	(30)	1,813	2,313	(500)	(21.6)
Net interest income after provisions for losses on loans and advances		3,843	3,568	+ 275	+ 7.7
Fee and commission income		3,472	3,409	+ 63	+ 1.8
Fee and commission expenses		627	614	+ 13	+ 2.1
Net commission income	(31)	2,845	2,795	+ 50	+ 1.8
Gains less losses arising from trading securities (trading profit)	(32)	718	820	(102)	(12.4)
General administrative expenses	(33)	6,118	6,371	(253)	(4.0)
Balance of other operating income and expenses	(34)	101	620	(519)	(83.7)
Operating profit (loss)		**1,389**	**1,432**	**(43)**	**(3.0)**
Net income from investments	(37)	102	(1,806)	+ 1,908	
Amortization of goodwill	(38)	165	1,134	(969)	(85.4)
Addition to restructuring provisions	(39)	250	—	+ 250	+ 100.0
Allocation to special provisions for bad debts	(40)	2,500	—	+ 2,500	+ 100.0
Balance of other income and expenses	(41)	(357)	(638)	+ 281	+ 44.0
Profit (loss) from ordinary activities/ net income (loss) before taxes		**(1,781)**	**(2,146)**	**+ 365**	**+ 17.0**
Taxes on income	(18, 42)	211	296	(85)	(28.7)
Net income (loss)		**(1,992)**	**(2,442)**	**+ 450**	**+ 18.4**
Minority interest in net income (loss)		(286)	(197)	(89)	(45.2)
Net income (loss) adjusted for minority interest		**(2,278)**	**(2,639)**	**+ 361**	**+ 13.7**
Transfers to (from) retained earnings		(2,278)	(2,639)	+ 361	+ 13.7
Consolidated profit (loss)		—	—	—	—

The parent bank did not generate any profit available for distribution in 2004. Hence no dividend will be paid for the 2004 fiscal year.

Earnings per share

in €	Notes	2004	2003
Earnings per share (adjusted)[1]	(43)	0.91	0.54
Earnings per share	(43)	(3.27)	(4.92)

[1] 2004 figures adjusted for amortization of goodwill, addition to restructuring provisions, and allocation to special provisions for bad debts
2003 figures adjusted for amortization of goodwill, current income and expenses from norisbank, Bank von Ernst, Bankhaus BethmannMaffei, and the non-scheduled items defined in the consolidated financial statements for 2003

Since no conversion rights or option rights on conditional capital existed at the closing dates for 2004 and 2003, there is no calculation of diluted earnings per share.

'COME STATEMENT FOR THE -AR ENDED DECEMBER 31, 2004

Compared with the prior year figures adjusted for deconsolidations, the CTA, and non-scheduled items

Income/expenses	2004	2003[1]		Change
	€ millions	€ millions	€ millions	in %
Net interest income	5,656	5,618	+ 38	+ 0.7
Provisions for losses on loans and advances	1,813	2,269	(456)	(20.1)
Net interest income after provisions for losses on loans and advances	3,843	3,349	+ 494	+ 14.8
Net commission income	2,845	2,676	+ 169	+ 6.3
Gains less losses arising from trading securities (trading profit)	718	818	(100)	(12.2)
General administrative expenses	6,118	6,091	+ 27	+ 0.4
Balance of other operating income and expenses	101	144	(43)	(29.9)
Operating profit (loss)	**1,389**	**896**	**+ 493**	**+ 55.0**
Net income from investments	102	61	+ 41	+ 67.2
Amortization of goodwill	165	232	(67)	(28.9)
Addition to restructuring provisions	250	—	+ 250	+ 100.0
Allocation to special provisions for bad debts	2,500	—	+ 2,500	+ 100.0
Balance of other income and expenses	(357)	(176)	(181)	>(100.0)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**(1,781)**	**549**	**(2,330)**	
Taxes on income	211	292	(81)	(27.7)
Net income (loss) after taxes	**(1,992)**	**257**	**(2,249)**	
Minority interest in net income (loss)	(286)	(197)	(89)	(45.2)
Net income (loss) adjusted for minority interest	**(2,278)**	**60**	**(2,338)**	

[1] prior year figures adjusted for current income and expenses from norisbank, Bank von Ernst, Bankhaus BethmannMaffei, the effect of the Contractual Trust Arrangement (CTA), and the non-scheduled items defined in the consolidated financial statements for 2003

AT DECEMBER 31, 2004

Assets	Notes	2004	2003	Change	
		€ millions	€ millions	€ millions	in %
Cash reserve	(45)	7,481	5,708	+ 1,773	+ 31.1
Assets held for trading purposes	(6, 46)	91,726	80,462	+11,264	+ 14.0
Placements with, and loans and advances to, other banks	(7, 47)	47,479	52,842	(5,363)	(10.1)
Loans and advances to customers	(7, 48)	275,119	283,525	(8,406)	(3.0)
Allowances for losses on loans and advances	(8, 49)	(13,315)	(11,361)	(1,954)	(17.2)
Investments	(9, 51)	43,648	53,000	(9,352)	(17.6)
Property, plant and equipment	(10, 52)	2,855	3,001	(146)	(4.9)
Intangible assets	(12, 53)	2,799	2,721	+ 78	+ 2.9
Income tax assets	(54)	4,133	4,072	+ 61	+ 1.5
Other assets	(55)	5,483	5,485	(2)	0
Total assets		**467,408**	**479,455**	**(12,047)**	**(2.5)**

Shareholders' equity and liabilities	Notes	2004	2003		Change
		€ millions	€ millions	€ millions	in %
Deposits from other banks	(13, 59)	103,606	112,964	(9,358)	(8.3)
Amounts owed to other depositors	(13, 60)	144,451	140,312	+ 4,139	+ 2.9
Promissory notes and other liabilities evidenced by paper	(13, 61)	109,562	122,728	(13,166)	(10.7)
Liabilities held for trading purposes	(14, 62)	59,861	55,233	+ 4,628	+ 8.4
Provisions	(15, 63)	4,460	4,293	+ 167	+ 3.9
Income tax liabilities	(64)	3,010	2,554	+ 456	+ 17.9
Other liabilities	(16, 65)	10,004	9,400	+ 604	+ 6.4
Subordinated capital	(66)	18,454	19,183	(729)	+ (3.8)
Minority interest	(67)	2,515	2,476	+ 39	+ 1.6
Shareholders' equity	(68)	11,485	10,312	+ 1,173	+ 11.4
Subscribed capital		2,252	1,609	+ 643	+ 40.0
Additional paid-in capital		9,331	9,295	+ 36	+ 0.4
Retained earnings		—	—		
Reserve arising from currency and other changes		227	(40)	+ 267	
Change in valuation of financial instruments		(325)	(552)	+ 227	+ 41.1
AfS reserve		132	326	(194)	(59.5)
Hedge reserve		(457)	(878)	+ 421	+ 47.9
Consolidated profit		—	—		
Total shareholders' equity and liabilities		**467,408**	**479,455**	**(12,047)**	**(2.5)**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

€ millions	Subscribed capital	Additional paid-in capital	Retained earnings	Reserve arising from currency and other changes	Change in valuation of financial instruments		Consolidated profit	Shareholders' equity
					AfS reserve	Hedge reserve[1]		
Shareholders' equity at Jan. 1, 2003	**1,609**	**12,024**	**—**	**—**	**(1,531)**	**(849)**	**—**	**11,253**
Change in value of financial instruments not affecting income					239	(237)		2
Change in value of financial instruments affecting income					1,624	163		1,787
Change in net income (loss), excl. minority interest		(2,639)						(2,639)
Change in holdings of, and net income from, own equity instruments		31						31
Changes in group of consolidated companies		(121)		145	(6)	45		63
Reserve arising from currency and other changes				(185)				(185)
Shareholders' equity at Dec. 31, 2003	**1,609**	**9,295**	**—**	**(40)**	**326**	**(878)**	**—**	**10,312**
Shareholders' equity at Jan. 1, 2004	**1,609**	**9,295**	**—**	**(40)**	**326**	**(878)**	**—**	**10,312**
Change from capital increase against cash contribution	643	2,359						3,002
Transaction costs of capital increase		(62)						(62)
Change in value of financial instruments not affecting income					(51)	148		97
Change in value of financial instruments affecting income					(144)	273		129
Change in net income (loss), excl. minority interest		(2,278)						(2,278)
Change in holdings of, and net income from, own equity instruments		17						17
Changes in group of consolidated companies				122	1			123
Reserve arising from currency and other changes				145				145
Shareholders' equity at Dec. 31, 2004	**2,252**	**9,331**	**—**	**227**	**132**	**(457)**	**—**	**11,485**

[1] cf. detailed description in the Financial Review and Note 5

Changes in minority interests are shown in Note 67.

^SH FLOW STATEMENT[1]

	2004	2003
	€ millions	€ millions
Net income (loss)	**(1,992)**	**(2,442)**
Write-downs, provisions for losses on, and write-ups of, loans and advances and		
additions to provisions for losses on guarantees and indemnities	4,386	2,440
Write-downs and depreciation less write-ups on long-term assets	830	3,852
Change in other non-cash positions	(629)	(185)
Profit from the sale of investments, property, plant and equipment	(216)	(504)
Other adjustments		
(mainly taxes on income paid and interest received less interest paid and dividends received)	(4,337)	(4,489)
Subtotal	**(1,958)**	**(1,328)**
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	(9,123)	8,253
Placements with, and loans and advances to, other banks	5,379	3,755
Loans and advances to customers	5,632	24,506
Other assets from operating activities	154	(776)
Deposits from other banks	(9,936)	(20,932)
Amounts owed to other depositors	(3,919)	(3,212)
Promissory notes and other liabilities evidenced by paper	(12,928)	(24,527)
Other liabilities from operating activities	4,295	325
Taxes on income paid	(143)	(254)
Interest received	16,690	17,834
Interest paid	(12,566)	(13,466)
Dividends received	234	188
Cash flows from operating activities	**(10,351)**	**(9,634)**
Proceeds from the sale of investments	14,172	17,732
Proceeds from the sale of property, plant and equipment	126	54
Payments for the acquisition of investments	(3,941)	(7,589)
Payments for the acquisition of property, plant and equipment	(742)	(665)
Effects of the change in the group of companies included in consolidation	(80)	(508)
Cash flows from investing activities	**9,535**	**9,024**
Change in additional paid-in capital	17	(2,729)
Proceeds from capital increase	2,940	—
Subordinated capital, net	(579)	(726)
Other financing activities, net	174	4,601
Cash flows from financing activities	**2,552**	**1,146**
Cash and cash equivalents at end of previous period	5,708	5,259
+/– Net cash provided/used by operating activities	(10,351)	(9,634)
+/– Net cash provided/used by investing activities	9,535	9,024
+/– Net cash provided/used by financing activities	2,552	1,146
+/– Effects of exchange rate changes on cash and cash equivalents	37	(87)
Cash and cash equivalents at end of period	**7,481**	**5,708**

[1] cf. detailed description in the notes

CONTENTS

Notes to the consolidated financial statements

115 Exempting consolidated financial statements in accordance with IFRS

Accounting and valuation

117 1 Uniform Group accounting policies
2 Consistency
3 Companies included in consolidation
119 4 Principles of consolidation
5 Financial instruments
120 6 Assets held for trading purposes
7 Placements, loans and advances
8 Allowances for losses on loans and advances and for losses on guarantees and indemnities
121 9 Investments
10 Property, plant and equipment
11 Lease operations
122 12 Intangible assets
13 Liabilities
14 Liabilities held for trading purposes
15 Provisions
16 Other liabilities
123 17 Foreign currency translation
18 Taxes on income
19 Effect of applying revised and new IFRS from 2005

Segment reporting

124 20 Notes to segment reporting by business segment (primary segmentation)
125 21 Income statement, broken down by business segment
130 22 Key ratios, broken down by business segment
131 23 Balance sheet figures, broken down by business segment
24 Risk provision rates, broken down by business segment
132 25 Loans put on a non-accrual basis, broken down by business segment
26 Capital, broken down by business segment
27 Employees, broken down by business segment and service division
133 28 Segment reporting by region (secondary segmentation)

Notes to the income statement

135 29 Net interest income
30 Provisions for losses on loans and advances
31 Net commission income
32 Gains less losses arising from trading securities (trading profit)
33 General administrative expenses
136 34 Balance of other operating income and expenses
35 Operating revenues
36 Effects of changes in foreign exchange rates
37 Net income from investments
137 38 Amortization of goodwill
39 Addition to restructuring provisions
40 Allocation to special provisions for bad debts
41 Balance of other income and expenses
138 42 Taxes on income
139 43 Earnings per share
44 Statement of value added

Notes to the consolidated balance sheet

140 45 Cash reserve
46 Assets held for trading purposes
47 Placements with, and loans and advances to, other banks
141 48 Loans and advances to customers
142 49 Allowances for losses on loans and advances
50 Analysis of loan default risk
143 51 Investments
146 52 Property, plant and equipment
147 53 Intangible assets
54 Income tax assets
55 Other assets
148 56 Subordinated assets
57 Repurchase agreements
58 Securitization
150 59 Deposits from other banks
60 Amounts owed to other depositors
151 61 Promissory notes and other liabilities evidenced by paper
62 Liabilities held for trading purposes
63 Provisions
153 64 Income tax liabilities
65 Other liabilities
66 Subordinated capital
155 67 Minority interest
68 Shareholders' equity
156 69 Treasury stock
70 Foreign-currency assets and liabilities
157 71 Trust business
72 Assets assigned or pledged as security for own liabilities

Notes to the cash flow statement

158 73 Notes to items in the cash flow statement

Information on financial instruments compliant with IAS 32

159 74 Fair value of financial instruments

Other information

160 75 Significant concentrations of assets and liabilities
76 Key capital ratios (based on German Commercial Code)
162 77 Contingent liabilities and other commitments
163 78 Statement of responsibility
164 79 Information on relationships with related parties
166 80 Employees
167 81 Offices
168 82 Executive boards
169 Independent Auditor's Report

:empting consolidated financial statements accordance with IFRS

As a globally active company, the Bayerische Hypo- und Vereinsbank Group (the "Bank" or "HVB Group") prepares its financial statements in accordance with the requirements of the International Accounting Standards Board (IASB).

This gives the Bank's shareholders and all other interested parties a reliable and internationally comparable basis for evaluating the Bank and its profitability. The Bank's value-oriented management is similarly based on these accounting principles.

The consolidated financial statements for 2004 prepared in accordance with International Financial Reporting Standards (IFRS) are published as exempting financial statements pursuant to Section 292a, German Commercial Code (HGB), in conjunction with Section 58 (3) 4, Introductory Act to the German Commercial Code (EGHGB). Besides the standards defined as IFRS, the IFRS also comprise the existing International Accounting Standards (IAS) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The financial statements comply with the applicable EU directives and have the same informative value as consolidated financial statements prepared in accordance with the German Commercial Code.

With only a few exceptions, compliance between the IFRS and the EU accounting regulations is normally provided. These exceptions were not of material significance for the consolidated group of HVB AG ("parent bank"), which means that the consolidated financial statements comply with the accounting policies set forth in the EU directives.

In contrast to the EU directives, the IFRS only require a few specific items to be included in the balance sheet and income statement. To ensure that the consolidated financial statements comply with the EU directives, the Bank has included the items requiring disclosure under the Bank Accounts Directive in the notes to the consolidated financial statements. The Bank has similarly provided disclosures required by EU law in the notes to the financial statements.

The statement regarding the Corporate Governance Code required by Section 161, German Stock Corporation Act, has been published on the Bank's website. The Bank's listed subsidiary DAB Bank AG has posted an equivalent statement on its website.

www.hvbgroup.com/ ompliance

In addition to the requirements of Section 315 (1,2), German Commercial Code, Management's Discussion and Analysis also meets the criteria for a Financial Review set forth in IAS 1. Also incorporated is a risk report pursuant to Section 315, German Commercial Code. Compliant with Section 264b (4) of the German Commercial Code, HVZ GmbH & Co. Objekt KG, Munich, Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Munich, Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, Munich, and Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, Munich, are exempted from the obligation to prepare notes to their annual financial statements and a management report.

The provisions of the German Balance Sheet Reform Act (Bilanzreformgesetz) that are obligatory for 2004 are applied for the first time in the present financial statements. In addition, IFRS 3 is used when accounting for company mergers with a closing date of March 31, 2004 or later. Company mergers with a closing date prior to March 31, 2004 are, however, still accounted for under IAS 22 in the 2004 financial statements. The revised IAS 32/39 and the other IAS revised as part of the Improvement Project together with the new IFRS 2, 4, and 5 have not been applied earlier than required in the present financial statements.

The exemption permitted under Section 292a, German Commercial Code, in conjunction with Section 58 (3) 4, Introductory Act to the German Commercial Code (EGHGB), requires the main differences between the IFRS accounting and consolidation policies and the German accounting legislation to be mentioned. These differences are as follows:

Prohibition to create reserves in a way that reduces income

In contrast to Section 340f and g of the German Commercial Code, IAS 30.44 does not allow reserves for general banking risks to be deducted from income.

Disclosure of financial instruments at fair value

Whereas Section 340c (1) in conjunction with Section 252 (1) 4, German Commercial Code, does not permit disclosure of unrealized gains, IAS 39.69 generally requires financial instruments to be carried at fair value at the balance sheet date. In contrast to German accounting practice, this results in reserves and charges included in these financial instruments being recognized as income or carried in a way that does not affect income.

Fair value hedge

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk and that will affect reported net income.

The general accounting principles set forth in the German Commercial Code require only the underlying hedged item to be disclosed. The compensating unrealized gains and losses attributable to the underlying hedged item and the hedging derivative receive different treatment in the way in which they are recognized in the income statement. According to the German Commercial Code, unrealized gains are not taken to the income statement. On the other hand, the method of accounting for fair value hedges set forth in IAS 39 requires the unrealized gains and losses attributable to the hedging instrument, which has to be stated with its fair value, to be taken to the income statement. The value of the underlying hedged item is adjusted by the changes in fair value, and these changes in fair value are taken to the income statement.

Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction and that will affect reported net income.

The German Commercial Code does not contain an equivalent view of cash flow hedges. Instead, the accounting principles set forth in the German Commercial Code do not require either the hedged items or the derivatives used to hedge interest rate risk to be measured. The German Commercial Code does not contain any specific regulations regarding the disclosure of the hedging of forecasted transactions in the balance sheet. On the other hand, the method of accounting for cash flow hedges set forth in IAS 39 requires the hedged item to be recognized at fair value. The changes in the fair value are split into an effective portion relating to the hedge and an ineffective portion not relating to the hedge (see also Note 5). The effective portions are recognized directly in shareholders' equity, while the ineffective portions of a hedging derivative are reported immediately in net income; in the case of other hedging financial instruments, they are included either in equity or net income depending on their classification. Depending on its classification, the hedged item is recognized at amortized cost or, in the case of available-for-sale assets, at fair value.

Capitalization of internally-generated intangible assets

IAS 38 requires intangible assets both obtained externally and generated internally to be shown under certain circumstances. Section 246 (1) in conjunction with Section 248 (2), German Commercial Code, on the other hand, prohibits the disclosure of internally-generated intangible assets.

Prohibition to deduct from retained earnings the excess of cost over net assets acquired when consolidating investments

Under IAS 22.41 ff., it is not permitted for goodwill to be deducted from retained earnings, whereas this is permitted under Section 309 (1) 3, German Commercial Code. Goodwill is capitalized under intangible assets and, where it relates to company mergers completed prior to March 31, 2004, amortized over its expected useful life, until the obligatory IFRS is initially applied in 2005.

Prohibition to take depreciation that does not correspond to actual loss of value

Under German accounting legislation, given the accounting principle that any particular method of treatment for tax purposes has to be reflected in the commercial accounts, as set forth in Section 5 (1), German Income Tax Act, depreciation is often taken more with tax considerations in mind, without taking the actual economic loss of value into account. Special depreciation and carrying amounts permitted under German tax regulations are not included in the consolidated financial statements prepared in accordance with IFRS, since amounts of depreciation and amortization are to be computed independently of tax considerations under IFRS.

Provisions

IFRS normally only allow provisions to be set aside for external obligations. Exceptions are permitted in the case of restructuring provisions, which are to be recorded as liabilities in certain circumstances. Section 249 of the German Commercial Code, on the other hand, lists broader requirements and options for the recognition of expense provisions.

Accruals

In contrast to the German Commercial Code, IAS 37 differentiates between provisions and accruals. In the case of accruals, the uncertainty with regard to the timing or amount of the future expenditures is generally lower than is the case with provisions.

Incorporation of future developments and plan assets when calculating pension provisions

In contrast to the generally static valuation method required by German law (tax-based discount value method compliant with Section 6a, German Income Tax Act), IAS 19 requires the factors determining the pension obligations to be adjusted constantly to reflect economic and demographic changes. Among other things, this includes taking into account future salary increases and career trends, together with a current capital market rate for discounting the obligations.

In contrast to the German Commercial Code, under IAS 19.54 the pension provisions shown in the balance sheet are to be netted with the fair values of plan assets designated or defined to meet the obligations. Unlike the treatment under the German Commercial Code, the expected income from plan assets reduces the pension expense shown in the income statement prepared in accordance with IFRS.

Recognition of deferred tax assets and liabilities

Under Sections 274 and 306 of the German Commercial Code, tax provisions are only set aside for differences which will probably be equalized in later fiscal years (timing concept) between net income shown in the financial statements and net income under tax regulations.

IAS 12, on the other hand, fundamentally requires deferred tax assets and liabilities to be recognized for every difference in the balance sheet prepared in accordance with IFRS and the taxable values (temporary differences), irrespective of when they arise and whether they are likely to be equalized (temporary concept). Under IAS 12, the requirement to disclose deferred tax assets also applies to the recognition of sufficiently likely benefits arising from tax losses carried forward.

1

niform Group accounting policies

The separate financial statements of the domestic and foreign subsidiaries are incorporated in the Bank's consolidated financial statements in accordance with uniform principles of accounting and valuation.

2

onsistency

In accordance with the IFRS Framework for the presentation of financial statements together with IAS 1, IAS 8 and SIC 18, the Bank applies the accounting and disclosure principles consistently from one period to the next. Where accounting and valuation errors from earlier periods are corrected, the amounts involved are adjusted against retained earnings. Where the Bank effects changes in its accounting policies, any resulting adjustments are recognized in the income statement. In comparison to the previous year, no changes in accounting policies were made in 2004. In addition, income tax assets and liabilities are now shown as separate items, and not under other assets and provisions, in order to achieve clearer disclosure in the balance sheet.

3

ompanies included in consolidation

The group of companies included in consolidation encompasses 399 (2003: 402) companies. This total includes special purpose entities, which SIC 12 requires to be consolidated.

The group of companies included in consolidation has been defined taking into account materiality criteria. All fully consolidated companies prepared their annual financial statements for the period ending December 31, 2004. The group of consolidated companies does not include any companies that are not fully consolidated. In the year under review, 29 (2003: 26) companies are accounted for using the equity method.

The following companies (participations) are no longer in consolidation due to their being sold:
- Bankhaus BethmannMaffei OHG, Munich
- Górnoslaski Bank Gospodarczy – Spólka Akcyjna, Katowice
- HVB Alternative Investment AG, Vienna
- BACA American Corporation Inc., Greenwich

Bankhaus BethmannMaffei OHG (100%), Munich, was sold with effect from January 1, 2004, for €103 million. The sale gave rise to a gain on disposal of €56 million. The company contributed €1 million to consolidated net income before taxes in fiscal 2003.

Bank BPH Spólka Akcyjna, Cracow, sold its 71.2% stake in Górnoslaski Bank Gospodarczy – Spólka Akcyjna, Katowice, in January 2004 with effect from April 30, 2004, for PLN255 million. The sale gave rise to a gain on disposal for HVB Group of €12 million. Over the first four months of the year, the company contributed €6 million to consolidated net income before taxes (2003 as a whole: €12 million).

The commercial operations of HVB Alternative Investment AG, Vienna, were transferred to Ramius HVB Partners LLC, Delaware, at December 31, 2004. This transaction had no effect on consolidated net income. The company is accounted for using the equity method. HVB Alternative Investment AG, Vienna, was deconsolidated following the transaction as it no longer satisfied the Bank's materiality criteria. The net loss before taxes arising from the full consolidation of HVB Alternative Investment AG up to the transaction totaled €1 million.

BACA American Corporation Inc., Greenwich, was deconsolidated due to dissolution. This had no effect on consolidated net income.

The following companies, among others, have been fully consolidated for the first time in the 2004 financial statements:
- HVB Central profit banka d.d., Sarajevo
- Westfalenbank Aktiengesellschaft, Bochum
- BA-CA Administration Services GmbH, Vienna
- Dataline Zahlungsverkehrsabwicklungs GmbH, Vienna
- HVB Jelzálogbank Rt., Budapest

HVB-Banka Bosna i Hercegovina d.d., Sarajevo and Central profit banka, d.d., Sarajevo, in which Bank Austria Creditanstalt had acquired an 81.8% interest at year-end 2003 for a purchase price of €20 million, were added to the group of companies included in consolidation at January 1, 2004. The merger of the two banks in Bosnia and Herzegovina was completed during the second half of 2004, with the new entity operating as HVB Central profit banka d.d. The revaluation of the company's assets and liabilities performed as part of initial consolidation did not have any material effect. The merger gave rise to goodwill of €10 million, which was still amortized in 2004 on the basis of a 15-year useful life. The company contributed €4 million to consolidated net income before taxes in 2004.

At September 30, 2004, the Bank acquired a 100% interest in Westfalenbank Aktiengesellschaft, Bochum, for €115 million. The revaluation of the company's assets and liabilities performed as part of initial consolidation did not have any material effect. Non-scheduled amortization of goodwill was taken to the full amount of €1 million in 2004. The company contributed a loss of €1 million to consolidated net income before taxes in the fourth quarter of 2004.

BA-CA Administration Services GmbH, Vienna, and Dataline Zahlungsverkehrsabwicklungs GmbH, Vienna, commenced operations on November 1, 2004. Full consolidation had no effect on consolidated net income. The intention of forming these two wholly owned subsidiaries of Bank Austria Creditanstalt AG is to ease back-office functions in the branches by pooling them in specialist units.

Due to dynamic business growth, the 99.9% interest in Jelzálogbank, Budapest, held by HVB Bank Hungary Rt., Budapest, was fully consolidated for the first time at January 1, 2004. The company contributed €7 million to consolidated net income before taxes in 2004.

In 2004 the parent bank acquired the outstanding 23.5% stake in Vereins- und Westbank AG held by minority shareholders. This gave rise to goodwill of €107 million. Vereins- und Westbank AG was subsequently absorbed by the parent bank with effect from the merger date of July 1, 2004. The merger was filed in the Commercial Register maintained by Munich District Court on January 14, 2005, when it took legal effect. The merger had no effect on the consolidated income statement.

The Bank's largest subgroup is BA-CA AG, Vienna, which has been included in the consolidated financial statements with 344 (2003: 344) fully consolidated companies.

Of the Bank's 93 (2003: 81) associated companies and joint ventures, 29 (2003: 26) were included in the consolidated financial statements using the equity method. The remaining associated companies and joint ventures do not have a significant impact on the Bank's assets, financial position, or earnings, and are carried under available-for-sale investments. The income of €94 million from companies valued at equity is carried under net interest income.

Alongside the initial valuation at equity of Ramius HVB Partners LLC, Delaware, the following change has taken place in the group of companies valued at equity:

As of October 1, 2004, A&B Banken-Holding GmbH, Vienna, is no longer valued at equity. The interests in Oberbank AG, Linz, Bank für Kärnten und Steiermark AG, Klagenfurt, and Bank für Tirol und Vorarlberg AG, Innsbruck, held by Bank Austria Creditanstalt have been transferred to CABO Beteiligungsgesellschaft m.b.H., Vienna and are valued at equity. CABO Beteiligungsgesellschaft m.b.H. is a wholly owned subsidiary of CABET-Holding-Aktiengesellschaft, Vienna.

As in previous years, the real estate project companies are not included in consolidation. The business activities of these companies are built around exploiting their real estate portfolios to best possible advantage. Their results are incorporated in the financial statements of the parent bank.

In total, 766 subsidiaries, associated companies and joint ventures were neither fully consolidated nor accounted for using the equity method as they do not have a material impact on the Bank's assets or financial position, or earnings.

The effects on the balance sheet of the contractual relationships between the Group companies and these non-consolidated companies are included in the consolidated financial statements. The aggregate net income for the year of these companies makes up around 1.8% of consolidated profit, while such companies provide around 2.2% of consolidated assets. The interests in these companies are carried as available-for-sale investments.

	2004	2003
Total number of subsidiaries	**1,101**	**1,166**
Consolidated companies	399	402
Non-consolidated companies	702	764
Joint ventures	**14**	**16**
of which:		
valued at equity	—	1
Associated companies	**79**	**65**
of which:		
valued at equity	29	25

The full list of holdings contains all subsidiaries, joint ventures and associated companies – broken down by whether they are included in the consolidated financial statements or not – together with other holdings. The list forms part of the present consolidated financial statements filed with the Commercial Register in Munich, and can be called up on our website.

ww.hvbgroup.com/
ldings

4

inciples of consolidation

Consolidation is performed by offsetting the purchase price of a subsidiary against the value of the interest held in the completely recalculated shareholders' equity of the consolidated subsidiary at the time of acquisition. This amount is the difference between the assets and liabilities of the acquired company, carried at the fair value at the time of initial consolidation. The difference between the higher acquisition cost and the prorated recalculated shareholders' equity is recognized as goodwill under intangible assets in the balance sheet and amortized, in the case of company mergers with completion dates prior to March 31, 2004 until initial application of the new IFRS 3 in 2005, over the estimated useful life. The same principles are applied when consolidating associated companies and joint ventures using the equity method.

Business transactions between consolidated companies are eliminated. Any intermediate profits or losses arising from intercompany transactions are also eliminated.

5

inancial instruments

A financial instrument is any contract that gives rise to both a financial asset of one company and a financial liability or equity instrument of another company. According to IAS 39, all financial instruments are to be recorded in the balance sheet, classified in specific categories, and measured in accordance with this classification.

- Instruments held for trading purposes are shown under assets and liabilities held for trading purposes. Any differences resulting from such instruments being valued with their fair value are taken to the income statement.

- Loans and receivables originated by the company are financial assets that are created by the company providing money, goods, or services directly to a debtor and that are not held for trading purposes. Loans and receivables originated by the company are measured at amortized cost and capitalized under placements with, and loans and advances to, other banks, and loans and advances to customers.

- Held-to-maturity (HtM) financial instruments are financial assets with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity. HtM financial instruments are measured at amortized cost, with premiums and discounts included on a pro rata basis. Write-downs are taken where there is a rating-related decline in value. If the reasons for the write-down no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the HtM financial instrument to a level in excess of the amortized cost. Held-to-maturity financial instruments are included under investments.

- All other financial assets are classified as available-for-sale (AfS) securities and receivables. They are measured at fair value. The changes in value arising from remeasurement are carried in a separate item under shareholders' equity (AfS reserve) in the balance sheet until the asset is sold or an impairment as defined in IAS 39.109 has occurred. The impairment is reversed in a way that affects reported net income when there is objective evidence that the fair value of the available-for-sale financial instrument has risen. Available-for-sale holdings are not divided into categories that are valued at amortized cost. Available-for-sale financial instruments are largely included in investments, and to a lesser extent also in placements with, and loans and advances to, other banks, and loans and advances to customers.

Purchases and sales of financial instruments are recognized at the trade date. Premiums and discounts are netted directly with the financial instruments. The fair value of the financial instruments can be reliably measured. Unlisted financial instruments for which the Bank cannot measure fair values are carried at amortized cost.

Embedded derivative financial instruments outside the portfolio held for trading purposes are detached from the underlying contract and recorded as separate derivative financial instruments. The underlying contract is then accounted for in accordance with the classification made. The change in value arising from the derivatives that are detached and carried at fair value is recorded in a way that affects reported net income.

Hedges between financial instruments are recognized in accordance with the two forms described in IAS 39: the fair value hedge and the cash flow hedge.

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk and that will affect reported net income. The Bank applies the method of accounting for fair value hedges for derivatives used to hedge the fair value of recognized assets and liabilities.

Under this method, the hedging instrument is measured at fair value. Changes in value are recognized in the income statement. The carrying amounts of the hedged item are adjusted by the valuation results relating to the hedged risk, in a way that affects the income statement.

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction and that will affect reported net income.
The Bank applies the method of accounting for cash flow hedges for derivatives used to hedge future interest cash flows. The Bank recognizes derivatives in accordance with cash flow hedge accounting when they are used to hedge interest rate risk as part of the Bank's asset/liability management system. Future variable interest payments for variable receivables and liabilities are converted into fixed interest payments primarily by means of interest rate swaps. Hedging instruments are measured at fair value under this method of accounting. Changes in fair value are divided into an effective and an ineffective portion. A hedge is regarded as highly effective if, at inception and throughout the life of the hedge, the company can expect changes in the cash flows of the hedged item to be offset almost completely by changes in the cash flows of the hedging instrument. To demonstrate effectiveness, the future variable interest cash flows arising from variable receivables and liabilities being hedged at the end of each quarter or at the balance sheet date are shown alongside the variable interest rate payments arising from the interest rate derivatives in detailed maturity schedules. The effective portion of the hedging instrument is recognized in a separate equity item (hedge reserve) in the balance sheet. The changes in value of these derivatives are offset by future compensating effects arising from the hedge relationship, which must not be shown in the balance street. The hedge reserve is reversed and taken to the income statement in the periods during which the cash flows of the hedged financial instruments affect net income for the period. The ineffective portion is recognized in the income statement.

The IAS 39-specific equity items available-for-sale reserve and hedge reserve are not included when calculating the figures for profitability ratios.

6

Assets held for trading purposes

Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities.

Provided they are held for trading purposes, note loans, registered bonds and Treasury bills are carried as other assets held for trading purposes.

Assets held for trading purposes are carried at fair value. The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

7

Placements, loans and advances

Placements with, and loans and advances to, other banks and customers are carried at amortized cost, provided they are neither available-for-sale receivables nor hedged items of a recognized fair value hedge. Receivables are put on a non-accrual basis when – irrespective of the legal position – an inflow of interest is no longer expected.

8

Allowances for losses on loans and advances and for losses on guarantees and indemnities

Anticipated future loan losses, the structure and quality of the loan portfolios, and general economic factors are taken into account when calculating allowances for losses on loans and advances.

Specific loan-loss allowances to the amount of the anticipated loss have been made to cover all identifiable risks arising from lending operations. Specific loan-loss allowances are reversed as soon as the loan default risk has ceased, or used if the receivable is classified as irrecoverable and written off.

The Bank makes general loan-loss allowances or sets aside provisions for loans to borrowers in countries exposed to acute transfer risk or guarantees with comparable risk. Country-specific risk allowances are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rates are updated regularly to take account of the current risk situation.

Latent lending risks are covered by general provisions measured on the basis of historic loan-loss rates taking into account the economic environment and current events. Loan losses for which no or inadequate specific provisions have been set aside are treated as consumption of general provisions.

9

vestments

Investments comprise held-to-maturity financial instruments and available-for-sale financial instruments, investment property and companies valued at equity.

Available-for-sale investments that are effective hedges against market risk are recorded as part of fair value hedge accounting.

Compliant with IAS 40, land and buildings held by the Bank as investments with a view to generating rental income and/or capital gains are carried at amortized cost. Scheduled depreciation is taken on investment property over its economic useful life of 25–50 years using the straight-line method. The rental income arising from these investments is recorded in net interest income alongside the funding expense. All other income and expenses arising from land and buildings not used by the Bank are included in net income from investments.

Material investments in joint ventures and associated companies are valued using the equity method, provided they are not of minor significance. Investments in non-consolidated companies and listed companies not valued at equity are normally carried at their fair value.

10

roperty, plant and equipment

Property, plant and equipment is valued at acquisition or production cost less scheduled depreciation – insofar as the assets are depreciable – using the straight-line method based on the assets' useful lives. Fixtures in rented buildings are depreciated over the term of the rental contract, taking into account any extension options, if this is shorter than the normal useful life of the asset concerned.

Property, plant and equipment	Useful economic life
Buildings	25–50 years
Fixtures in buildings not owned	10–25 years
Computer equipment	3– 5 years
Other plant and office equipment	3–25 years

Non-scheduled depreciation is taken on property, plant and equipment whose value is additionally reduced. Should the reasons for the non-scheduled depreciation no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the property, plant and equipment to a level in excess of the amortized acquisition or production cost.

Subsequent expenditure relating to an item of property, plant and equipment is capitalized, provided additional future economic benefits will flow to the Bank. Expenditure on repairs or maintenance of property, plant and equipment is recognized as expense in the year in which it is incurred.

11

Lease operations

Under IAS 17, lease operations are divided into finance leases and operating leases. Unlike an operating lease, a finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. Title may or may not eventually be transferred.

HVB Group as lessor

Under finance leases, the lessor recognizes in the balance sheet a receivable at an amount equal to the net investment in the lease and not the leased asset. Interest and similar income is recognized on the basis of a constant, periodic rate of return relating to the net investment outstanding. The term "net investment" is defined in detail in Note 48. HVB Group leases both movable property and real estate as a lessor under finance leases.

In contrast, assets held under operating leases are recognized as, and valued using the same principles as, property, plant and equipment. Revenue under these arrangements is recognized on a straight-line basis over the lease term. HVB Group leases both movable property and real estate as a lessor under operating leases. Operating leases with HVB Group as lessor are comparatively insignificant.

HVB Group as lessee

Under a finance lease, the asset is recognized as property, plant and equipment, and the obligation as a liability. Each asset is stated at the lower of the following two values: either the fair value of the leased asset at the inception of the lease, or the present value of the minimum lease payments. In calculating the present value of the minimum lease payments, the interest rate implicit in the lease is applied.

The lease payments are broken down into two components: the finance charge (treated as interest expense) and the redemption payment (which reduces the amount of the outstanding liability). Lease payments relating to operating leases are treated as rental expense and recognized in general administrative expenses. Contracts in which the Bank acts as lessee are comparatively insignificant.

12

Intangible assets

The main items included in intangible assets are goodwill and software. Until the new IFRS 3 becomes obligatory on January 1, 2005, goodwill arising from company mergers completed prior to March 31, 2004 is amortized over the assumed useful life of 15 to 20 years. Factors to be considered when estimating the useful life primarily include the strategic orientation and the anticipated future income from the subsidiary. Compliant with IAS 36, the value of goodwill is checked regularly, with non-scheduled amortization being taken where necessary. Scheduled amortization is no longer taken on company mergers completed on or after March 31, 2004 in the present financial statements. Software is valued at amortized cost, and written down over an expected useful life of three to five years.

13

Liabilities

Liabilities that are not hedged items of an effective fair value hedge are reported at amortized cost, taking into account deferred premiums and discounts on a pro rata basis. Non-interest-bearing liabilities, such as zero bonds and other discounted paper, are shown at present value.

14

Liabilities held for trading purposes

Liabilities held for trading purposes include traded derivatives and derivatives used to hedge foreign currency risk arising from financial instruments that are not available for sale. Warrants and certificates issued by the Bank's trading department are also stated under this item.

15

Provisions

When assessing provisions for uncertain liabilities and anticipated losses on pending transactions, the Bank uses a best estimate compliant with IAS 37.36 ff. Long-term provisions are discounted.

In accordance with IAS 19, the Bank uses actuarial principles to determine the provisions for pension and similar commitments. The amounts are calculated using the projected unit credit method, taking into account the present value of the defined benefit obligations and unrealized actuarial gains and losses. Causes of such gains and losses include irregularities in the risk profile (e.g. higher or lower rates of early retirement or mortality than anticipated in the calculation principles applied) and changes in the applicable parameters.

Actuarial gains and losses are recognized in accordance with the corridor method compliant with IAS 19.92. Under this approach, gains and losses are not recognized as income or expense in subsequent years unless the cumulative gains or losses at the balance sheet date exceed the higher of the following two items: 10% of the present value of the defined benefit obligations or the assets of an external retirement benefit scheme.

The discount rate is based on the long-term interest rate for first-class, fixed-yield corporate bonds at the balance sheet date. The amount of the provisions recognized in the balance sheet is calculated essentially using the provisions recognized in the prior year plus the pension expense determined at the beginning of the fiscal year less payments for the current fiscal year affecting liquidity. The plan assets set up by the parent bank in 2003 to fund pension obligations are described in detail in Note 63.

16

Other liabilities

Compliant with IAS 37, accruals and other items are shown under other liabilities. These reflect future expenditure of uncertain timing or amount, but the uncertainty is much less than for provisions. Accruals are liabilities for goods and services provided or received that have been neither paid for nor invoiced by the supplier nor formally agreed. This also includes current liabilities to employees, such as flex-time credits and outstanding vacation. Accruals are carried at the amount likely to be used.

eign currency translation

Amounts in foreign currency are translated in accordance with the principles set forth in IAS 21. This standard calls for monetary items not denominated in euros and cash transactions not completed at the reporting date to be translated into euros at the reporting date using current market rates. Non-monetary items carried at cost are translated using the rate applicable at the time of acquisition.

Income and expense items arising from foreign currency translation at the individual Group companies are stated under the appropriate items of the income statement.

Where they are not stated in euros, the balance sheet items reported by the Bank's subsidiaries are translated using current market rates at the balance sheet date in the consolidated financial statements. Average rates are used to translate the income and expenses of these subsidiaries.

18

xes on income

Taxes on income are accounted for in accordance with the principles set forth in IAS 12. Apart from a few exceptions allowed for in the standard, deferred tax assets and liabilities are recognized for all temporary differences between the values stated in accordance with IFRS and the values stated for tax-reporting purposes. Deferred tax assets arising from unused losses carried forward for tax-reporting purposes are shown where permitted by IAS 12.

Since the concept is based on the presumption of future tax assets and liabilities under the liability method, the assets and liabilities are computed using the tax rates that are expected to apply when the differences are reversed.

19

ffect of applying revised and new IFRS from 2005

Beginning in fiscal 2005, the Bank will be obliged to apply numerous revised and new IFRS regulations for the first time. The present financial statements for 2004 have not been prepared on the basis of early application of these regulations. Starting in 2005, the following main IFRS revisions and additions are expected to have an impact on the Bank's financial statements:

- Minority interest is to be shown separately from proprietary equity as an element of shareholders' equity.
- The option of translating differences arising from the acquisition of a company denominated in foreign currency will be discontinued. In the future, goodwill must be maintained in the currency of the international enterprise and translated using the rate applicable at each closing date.
- Scheduled amortization is no longer to be taken on goodwill. Its value should, however, continue to be checked at least once a year and written down, if appropriate.
- All financial assets may be carried at fair value through profit or loss when first stated. The Bank intends to make use of this option.
- The objective indications for a write-down are being expanded, especially for AfS equity instruments.
- Any subsequent increases in the value of AfS equity instruments which have previously been written down may not be recorded in a way that affects reported net income. Instead, they must be carried in the AfS reserve until the asset has been disposed of.
- A method has been provided for calculating impairment on account of inherent risks in financial assets that are carried at amortized cost.

With the exception of the regulations affecting amortization of goodwill, most of the revised or new regulations will be applied retrospectively. Consequently, the Bank intends to adjust the comparative figures for the prior year shown in the interim reports during 2005 and the consolidated financial statements for 2005. The most significant adjustments are likely to be as follows:

- Shareholders' equity will increase by the amount of minority interest. This change will, however, have no impact on the calculation of return on equity.
- As a result of the stricter objective indications for writing down AfS equity instruments, the Bank will write down its shareholdings by a total of €182 million to the current market rates at December 31, 2004.
- The Bank will reverse write-ups of AfS equity instruments affecting reported net income, recording them in the AfS reserve instead and taking them to the income statement when they are sold.
- As a result of the method for calculating impairment on account of inherent risks included in IAS 39, allowances for losses on loans and advances will rise retrospectively at December 31, 2003 by €113 million. Of this total, €19 million will be retrospectively released in 2004.

20

Notes to segment reporting by business segment (primary segmentation)

The Bank is managed in operational business segments, which is why they are defined as primary segments. A detailed description of the strategies and products is provided in the reports on the Germany, Austria and CEE, and Corporate & Markets business segments. The results of the business units within the business segments are covered in detail in Management's Discussion and Analysis. The primary Real Estate Workout segment is shown alongside the business segments.

The Bank's segment reporting is based on its segment controlling instrument, which is prepared in accordance with IFRS. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. The business segments are delimited by responsibility for serving customers. Net interest income is broken down using the market interest calculation method. General administrative expenses are allocated to the correct segment according to causation. The Group Services Business, Core IT, and Group Corporate Center are treated as external service providers charging fair market prices for their services.

Goodwill is allocated to the business segments. Where the commercial activities of a company span more than one segment, the goodwill is distributed in line with the contribution to results at the time of acquisition.

In accordance with the rules set forth in the Capital Accord introduced by the Basel Committee on Banking Supervision (BIS), core capital of 7% in relation to risk assets, and of 50% in relation to the market risks to be covered is allocated to the individual business segments and business units. One exception to this rule involves the international units of the CEE business unit within the Austria and CEE business segment, which are allocated core capital of 10% of risk assets. The average tied core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. In this context, the Bank applies a rate of interest which, according to its empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market. The average tied core capital forms the basis for computing return on equity. When calculating return on equity after taxes, the Bank uses net income (loss) excluding minority interest. Taxes on income are normally allocated to the business segments in accordance with causation.

The Other/consolidation column reflects amounts that do not fall under the sphere of responsibility of the business segments as well as cross-segment consolidations. This includes consolidated service companies, and net income from non-consolidated subsidiaries not assigned to the business segments. It also includes net income from the strategic securities portfolio, which is the responsibility of the Management Board. Also incorporated in this segment are the amounts resulting from decisions taken with regard to asset/liability management.

Key management parameters (allocation of core capital to business segments, and interest rates used to calculate the return on investment) were modified at the start of 2004. In addition, adjustments under the market interest rate method affecting segmented net interest income were made in the third quarter of 2004.

Structural shifts took place in the Bank's reporting on business unit results within the Germany and Corporates & Markets business segments in the second quarter of 2004. In the Germany business segment, the customer group covering "Investors under €5 million" was transferred from the Commercial Real Estate Finance business unit to the Corporate Customers and Professionals business unit; the "construction finance business brokered via the Internet" customer group is now shown under the Private Customers business unit instead of the Commercial Real Estate Finance business unit. In the Corporates & Markets business segment, the "Financial Institutions" customer group has been assigned to the Markets business unit instead of Corporates since the second quarter of 2004.

Regarding all of the changes described, the comparison figures for 2003 and, where necessary, the first two quarters of 2004, have been adjusted accordingly.

ome statement, broken down by business segment

millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Net interest income						
2004	2,712	2,178	853	(12)	(75)	5,656
2003	2,936	1,940	1,334	(11)	(318)	5,881
Provisions for losses on loans and advances						
2004	1,361	413	(72)	100	11	1,813
2003	1,455	461	330	58	9	2,313
Net commission income						
2004	1,198	1,206	434	—	7	2,845
2003	1,236	1,109	451	—	(1)	2,795
Trading profit (loss)						
2004	2	76	613	—	27	718
2003	5	105	652	—	58	820
General administrative expenses						
2004	2,628	2,270	1,158	9	53	6,118
2003	2,943	2,285	1,086	13	44	6,371
Balance of other operating income and expenses						
2004	95	(34)	13	(12)	39	101
2003	524	37	6	(3)	56	620
Operating profit (loss)						
2004	18	743	827	(133)	(66)	1,389
2003	303	445	1,027	(85)	(258)	1,432
Net income from investments						
2004	(31)	(33)	(49)	—	215	102
2003	(26)	63	7	—	(1,850)	(1,806)
Amortization of goodwill						
2004	33	84	40	—	8	165
2003	19	721	389	—	5	1,134
Addition to restructuring provisions						
2004	—	—	—	—	250	250
2003	—	—	—	—	—	—
Allocation to special provisions for bad debts						
2004	2,015	—	—	485	—	2,500
2003	—	—	—	—	—	—

Income statement, broken down by business segment (contd.)

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Balance of other income and expenses						
2004	(7)	(4)	(1)	(210)	(135)	(357)
2003	(9)	(7)	(1)	(152)	(469)	(638)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
2004	(2,068)	622	737	(828)	(244)	(1,781)
2003	249	(220)	644	(237)	(2,582)	(2,146)
including:						
Bank Austria Creditanstalt Group						
2004	—	622	103	—	(55)	670
2003	—	(220)	(155)	—	16	(359)

Operating performance, broken down by business unit Germany business segment

€ millions	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
2004	1,856	1,657	483	2	4,007
2003	2,624	1,609	469	(1)	4,701
2003 (adjusted)[1]	1,799	1,593	468	(1)	3,859
Provisions for losses on loans and advances					
2004	285	560	516	—	1,361
2003	338	714	403	—	1,455
2003 (adjusted)[1]	294	714	403	—	1,411
General administrative expenses					
2004	1,609	807	209	3	2,628
2003	1,894	802	248	(1)	2,943
2003 (adjusted)[1]	1,649	786	247	(1)	2,681
Operating profit (loss)					
2004	(29)	290	(242)	(1)	18
2003	392	93	(182)	—	303
2003 (adjusted)[1]	(144)	93	(182)	—	(233)
Cost-income ratio					
2004	86.3%	48.7%	43.3%	—	65.6%
2003	72.2%	49.8%	52.9%	—	62.6%
2003 (adjusted)[1]	91.7%	49.3%	52.8%	—	69.5%

[1] prior year figures adjusted for the gains on disposal of norisbank and Bank von Ernst, current income and expenses from norisbank, Bank von Ernst, Bankhaus BethmannMaffei, and the effect of the Contractual Trust Arrangement (CTA)

stria and CEE business segment

; millions	Private Customers Austria	Corporate Customers Austria	CEE	Consolidation	Total
)perating revenues					
2004	1,244	1,015	1,167	—	3,426
2003	1,272	979	940	—	3,191
'rovisions for losses on loans and advances					
2004	124	203	86	—	413
2003	139	232	90	—	461
General administrative expenses					
2004	1,014	564	692	—	2,270
2003	1,019	576	690	—	2,285
Operating profit (loss)					
2004	106	248	389	—	743
2003	114	171	160	—	445
Cost-income ratio					
2004	81.5%	55.6%	59.3%	—	66.3%
2003	80.1%	58.8%	73.4%	—	71.6%

›rporates & Markets business segment

€ millions	Markets	Corporates	Consolidation	Total
Operating revenues				
2004	1,008	913	(8)	1,913
2003	1,493	960	(10)	2,443
Provisions for losses on loans and advances				
2004	—	(72)	—	(72)
2003	—	330	—	330
General administrative expenses				
2004	712	453	(7)	1,158
2003	685	411	(10)	1,086
Operating profit (loss)				
2004	296	532	(1)	827
2003	808	219	—	1,027
Cost-income ratio				
2004	70.6%	49.6%	—	60.5%
2003	45.9%	42.8%	—	44.5%

Income statement, broken down by business segment quarterly overview 2004

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Net interest income						
Q1 2004	690	500	166	(3)	(68)	1,285
Q2 2004	668	546	260	(6)	(15)	1,453
Q3 2004	685	533	242	(2)	(15)	1,443
Q4 2004	669	599	185	(1)	23	1,475
Provisions for losses on loans and advances						
Q1 2004	281	107	85	12	—	485
Q2 2004	290	106	6	18	(1)	419
Q3 2004	345	106	(42)	50	—	459
Q4 2004	445	94	(121)	20	12	450
Net commission income						
Q1 2004	310	290	101	—	—	701
Q2 2004	285	312	94	—	1	692
Q3 2004	289	309	87	—	6	691
Q4 2004	314	295	152	—	—	761
Trading profit (loss)						
Q1 2004	—	11	242	—	9	262
Q2 2004	—	16	166	—	—	182
Q3 2004	1	16	87	—	7	111
Q4 2004	1	33	118	—	11	163
General administrative expenses						
Q1 2004	689	555	295	2	1	1,542
Q2 2004	688	561	302	2	18	1,571
Q3 2004	680	562	316	2	3	1,563
Q4 2004	571	592	245	3	31	1,442
Balance of other operating income and expenses						
Q1 2004	62	1	7	(2)	1	69
Q2 2004	21	(1)	8	—	(6)	22
Q3 2004	29	(2)	8	—	(9)	26
Q4 2004	(17)	(32)	(10)	(10)	53	(16)
Operating profit (loss)						
Q1 2004	92	140	136	(19)	(59)	290
Q2 2004	(4)	206	220	(26)	(37)	359
Q3 2004	(21)	188	150	(54)	(14)	249
Q4 2004	(49)	209	321	(34)	44	491

ome statement, broken down by business segment
arterly overview 2004 (contd.)

: millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Net income from investments						
Q1 2004	(2)	(1)	(11)	—	33	19
Q2 2004	(5)	(12)	4	—	133	120
Q3 2004	(4)	(11)	(20)	—	19	(16)
Q4 2004	(20)	(9)	(22)	—	30	(21)
Amortization of goodwill						
Q1 2004	4	21	10	—	3	38
Q2 2004	6	21	10	—	2	39
Q3 2004	6	21	10	—	2	39
Q4 2004	17	21	10	—	1	49
Addition to restructuring provisions						
Q1 2004	—	—	—	—	—	—
Q2 2004	—	—	—	—	—	—
Q3 2004	—	—	—	—	—	—
Q4 2004	—	—	—	—	250	250
Allocation to special provisions for bad debts						
Q1 2004	—	—	—	—	—	—
Q2 2004	—	—	—	—	—	—
Q3 2004	—	—	—	—	—	—
Q4 2004	2,015	—	—	485	—	2,500
Balance of other income and expenses						
Q1 2004	(1)	(1)	—	(37)	(33)	(72)
Q2 2004	(3)	—	(1)	(67)	(33)	(104)
Q3 2004	(2)	(1)	—	(52)	(31)	(86)
Q4 2004	(1)	(2)	—	(54)	(38)	(95)
Profit (loss) from ordinary activities/ net income (loss) before taxes						
Q1 2004	85	117	115	(56)	(62)	199
Q2 2004	(18)	173	213	(93)	61	336
Q3 2004	(33)	155	120	(106)	(28)	108
Q4 2004	(2,102)	177	289	(573)	(215)	(2,424)
including:						
Bank Austria Creditanstalt Group						
Q1 2004	—	117	19	—	21	157
Q2 2004	—	173	20	—	(26)	167
Q3 2004	—	155	38	—	(18)	175
Q4 2004	—	177	26	—	(32)	171

22

Key ratios, broken down by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout[1]	Other/ consolidation[1]	HVB Group
Cost-income ratio (based on operating revenues)						
2004	65.6	66.3	60.5	—	—	65.6
2003	62.6	71.6	44.5	—	—	63.0
Return on equity before taxes (adjusted)[2,3]						
2004	(0.3)	16.2	21.4	—	—	7.3
2003	(4.1)	14.9	24.9	—	—	5.3
Return on equity before taxes[2]						
2004	(31.3)	14.3	20.3	—	—	(11.5)
2003	3.9	(7.3)	15.2	—	—	(14.6)
Return on equity after taxes (adjusted)[3,4]						
2004	(0.7)	10.0	21.5	—	—	4.9
2003	(5.4)	6.4	23.5	—	—	2.1
Return on equity after taxes[4]						
2004	(37.6)	7.7	20.2	—	—	(17.6)
2003	3.3	(17.9)	12.8	—	—	(19.7)

[1] figures have no informative value

[2] net income before taxes as a proportion of average shareholders' equity (excluding change in valuation of financial instruments) including minority interest

[3] 2004 figures adjusted for amortization of goodwill, addition to restructuring provisions, and allocation to special provisions for bad debts
2003 figures adjusted for amortization of goodwill, current income and expenses from norisbank, Bank von Ernst, Bankhaus BethmannMaffei, and the non-scheduled items defined in the consolidated financial statements for 2003

[4] net income (loss) as a proportion of average shareholders' equity (excluding change in valuation of financial instruments)

lance sheet figures, broken down by business segment

millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Assets held for trading purposes						
2004	51	2,022	88,733	—	920	91,726
2003	40	2,892	77,164	—	366	80,462
Total volume of lending						
2004	159,286	92,321	63,931	2,627	6,428	324,593
2003	166,658	80,542	78,369	3,025	9,750	338,344
Deposits from other banks						
2004	1,197	20,750	91,628	—	(9,969)	103,606
2003	1,054	6,415	112,304	—	(6,809)	112,964
Amounts owed to other depositors						
2004	60,802	54,097	28,186	238	1,128	144,451
2003	58,480	52,603	29,109	355	(235)	140,312
Promissory notes and other liabilities evidenced by paper						
2004	76	7,836	101,934	—	(284)	109,562
2003	92	6,429	116,449	—	(242)	122,728

24

isk provision rates, broken down by business segment

	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Net addition rate (%)						
2004	0.85	0.45	(0.11)	3.81	—	0.56
2003	0.87	0.57	0.42	1.92		0.68
Loan-loss rate (%)						
2004	0.77	0.74	0.71	7.92	—	0.81
2003	0.60	0.51	0.78	20.63	—	0.80
Total allowances for losses on loans and advances (€ millions)						
2004	7,765	3,297	1,251	1,234	273	13,820
2003	5,611	3,523	1,757	854	138	11,883
Provision rate (%)						
2004	4.87	3.57	1.96	46.97	—	4.26
2003	3.37	4,37	2.24	28.23	—	3.51

25

Loans put on a non-accrual basis, broken down by business segment

	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Loans put on a non-accrual basis (€ millions)						
2004	7,050	3,311	1,678	1,116	228	13,383
2003	6,434	3,458	2,391	1,554	49	13,886
Coverage ratio (%)						
2004	110	100	75	111	—	103
2003	87	102	73	55	—	86

26

Capital, broken down by business segment

€ millions	Germany	Austria and CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	HVB Group
Average tied core capital (BIS)						
2004	7,701	5,078	4,241	113	865	17,998
2003	8,385	3,997	5,599	133	1,256	19,370
Average equity capital[1]						
2004	5,547	3,658	3,055	81	623	12,964
2003	5,805	2,767	3,876	92	870	13,410

[1] equity capital used to calculate return on equity after taxes (excluding revaluation measures on financial instruments)

27

Employees, broken down by business segment and service division

	2004	2003[1]
Germany	12,097	12,368
Austria and CEE	24,727	25,722
Corporates & Markets	2,623	2,923
Real Estate Workout	86	86
Group Services	9,022	9,574
Core IT	2,595	2,662
Group Corporate Center	6,396	6,879
Other	260	—
Total	**57,806**	**60,214**

[1] prior year figures adjusted for modified assignments in 2004

8

gment reporting by region
condary segmentation)

The allocation of amounts to regions is based on the head office of the Group companies or offices involved.

Income statement, broken down by region

€ millions	Germany	Austria	Other Western Europe	Central and Eastern Europe	Americas	Asia	Consolida-tion	Group
Operating revenues								
2004	4,924	2,607	689	1,340	264	55	(559)	9,320
2003	5,449	2,519	983	1,045	366	67	(313)	10,116
Provisions for losses on loans and advances								
2004	1,377	331	31	87	(9)	(4)	—	1,813
2003	1,584	373	151	90	127	(12)	—	2,313
General administrative expenses								
2004	3,250	1,804	243	707	123	57	(66)	6,118
2003	3,447	1,837	304	647	133	72	(69)	6,371
Operating profit (loss)								
2004	296	473	414	547	150	3	(494)	1,389
2003	418	309	528	308	106	7	(244)	1,432
Profit (loss) from ordinary activities/net income (loss) before taxes								
2004	(2,698)	372	409	502	114	13	(493)	(1,781)
2003	(2,229)	(539)	493	275	67	31	(244)	(2,146)

Cost-income ratio (based on operating revenues), broken down by region

in %	2004	2003
Germany	66.0	63.3
Austria	69.2	72.9
Other Western Europe	35.3	30.9
Central and Eastern Europe	52.8	61.9
Americas	46.6	36.3
Asia	103.6	107.5
Group	**65.6**	**63.0**

Total volume of lending, broken down by region

€ millions	2004	2003
Germany	186,579	196,967
Austria	78,301	75,705
Other Western Europe	34,974	40,600
Central and Eastern Europe	20,768	17,488
Americas	8,988	12,649
Asia	4,230	5,811
Consolidation	(9,247)	(10,876)
Group	**324,593**	**338,344**

Employees, broken down by region

	2004	2003
Germany	26,259	27,359
Austria	12,414	13,038
Other Western Europe	1,034	1,045
Central and Eastern Europe	17,496	18,107
Africa	1	1
Americas	322	364
Asia	277	297
Australia	3	3
Group	**57,806**	**60,214**

29

·t interest income

€ millions	2004	2003
Interest and similar income from		
lending and money market transactions	14,957	17,356
fixed-income securities and government-inscribed debt	1,403	1,531
equity securities and other variable-yield securities	166	159
subsidiaries	178	112
companies valued at equity	94	65
participating interests	65	69
investment property	34	31
·nterest expense and similar charges for		
deposits	5,733	7,200
promissory notes and other liabilities evidenced by paper	4,702	5,338
subordinated capital	963	1,061
Net income from lease operations	**157**	**157**
Total	**5,656**	**5,881**

Interest margin

in %	2004	2003
Based on average risk assets (BIS)[1]	2.63	2.44
Based on average volume of business	1.45	1.38

[1] relating to on-balance-sheet transactions

30

Provisions for losses on loans and advances

€ millions	2004	2003
Additions	3,149	3,788
Allowances for losses on loans and advances	3,026	3,597
Allowances for losses on guarantees and indemnities	123	191
Releases	(1,263)	(1,348)
Allowances for losses on loans and advances	(1,124)	(1,157)
Allowances for losses on guarantees and indemnities	(139)	(191)
Recoveries from write-offs of loans and advances	(73)	(127)
Total	**1,813**	**2,313**

31

Net commission income

€ millions	2004	2003
Securities and custodial services	1,105	1,099
Foreign trade operations/ money transfer operations	992	983
Lending operations	466	457
Other service operations	282	256
Total	**2,845**	**2,795**

32

Gains less losses arising from trading securities (trading profit)

€ millions	2004	2003
Equity contracts	238	237
Interest rate and currency contracts	480	583
Total	**718**	**820**

This item includes interest and dividend income totaling €791 million and refinancing costs totaling a negative item of €499 million resulting from the balance of assets and liabilities held for trading purposes.

33

General administrative expenses

€ millions	2004	2003
Personnel expense	**3,514**	**3,631**
Wages and salaries	2,624	2,666
Social security costs	477	509
Pension and other employee benefit costs	413	456
Other administrative expenses	**2,029**	**2,108**
Depreciation and amortization	**575**	**632**
on property, plant and equipment	316	397
on software and other intangible assets, excluding goodwill	259	235
Total	**6,118**	**6,371**

In 2004, the Bank did not grant any substantial stock option schemes involving shares of the parent bank or shares issued by dependent or majority-owned companies of the parent bank.

34

Balance of other operating income and expenses

€ millions	2004	2003
Other operating income	422	939
Other operating expenses	321	319
Balance of other operating income and expenses	**101**	**620**

The largest items under other operating income relate to gains on the sale and deconsolidation of subsidiaries, notably Bankhaus BethmannMaffei OHG and Górnoslaski Bank Gospodarczy S.A., totaling €78 million. Income from the reversal of accruals and provisions other than loan-loss provisions amounts to €93 million. The sale of property, plant and equipment, placements, loans and advances, intangible assets, and other assets gave rise to income totaling €25 million and expenses totaling €20 million.The expenses arising from additions to accruals and provisions other than loan-loss provisions total €145 million.

Apart from this, there are no substantial individual items included in other operating income and expenses.

35

Operating revenues

€ millions	2004	2003
Net interest income	5,656	5,881
Net commission income	2,845	2,795
Gains less losses arising from trading securities (trading profit)	718	820
Balance of other operating income and expenses	101	620
Total	**9,320**	**10,116**

36

Effects of changes in foreign exchange rates

	Year-on-year change in income statement	Currency effects included in change	Year-on-year change adjusted for currency effects	
	€ millions	€ millions	€ millions	in %
Net interest income	(225)	5	(230)	(3.9)
Net commission income	50	9	41	1.5
Gains less losses arising from trading securities (trading profit)	(102)	3	(105)	(12.8)
General administrative expenses	(253)	11	(264)	(4.1)

37

Net income from investments

Net income from the sale of, and changes in valuation of, held-to-maturity and available-for-sale investments to be recognized in the income statement are shown in this item. Also stated here are gains on the sale of companies valued at equity, as well as expenses arising from, and gains on the realization of, investment property.

€ millions	2004	2003
Net income from investments		
Available-for-sale investments	92	(1,901)
Held-to-maturity investments	2	17
Companies valued at equity	(2)	39
Investment property	10	39

The largest individual items under net income from available-for-sale investments are the gains on the disposal of the Bank's holdings in E.ON AG (€112 million). Apart from this, net income from investments contains no significant individual items.

38

ıortization of goodwill

;cheduled amortization of €153 million and non-sched-
ıled amortization of €12 million was taken on goodwill
n 2004.

39

dition to restructuring provisions

t will be necessary to make payments for severance
greements and part-time working pre-retirement as
/ell as associated administrative expenses to implement
package of measures under the Bank's PRO (Process
edesign and Optimization) efficiency program. Conse-
uently, provisions have been set aside compliant with
ıS 37 and are shown separately. The provisions will for
ıe most part be consumed in 2005 and 2006.

40

ocation to special provisions for bad debts

ıe workout portfolios from the entire German real estate
ıance business of the parent bank are being transferred
ı the new Real Estate Restructuring segment together
ith the remaining portfolios of the Real Estate Workout
ıegment. This segment will include a volume of €15.4 bil-
lion. The aim is to completely eliminate the portfolios
allocated to this segment without disrupting the market,
by exploiting various options and the opportunities arising
from the development of the real estate markets. To facili-
tate the rapid reduction of these portfolios, it is necessary
to change the valuation method for the real estate collater-
als associated with these portfolios. In contrast to the
previous approach, which in many instances aimed to
restructure the individual commitments – sometimes over
the long run – before returning them to regular treatment,
the valuation is now made at liquidation value. As a
consequence, an allocation to special provisions for bad
debts amounting to €2.5 billion was necessary.

41

Balance of other income and expenses

€ millions	2004	2003
Other income	—	—
Other expenses	**357**	**638**
of which:		
Other taxes	7	14
Absorbed losses	220	164
Risk shield	130	460
Balance of other income and expenses	**(357)**	**(638)**

Risk-shield expenses totaling €130 million accrued in
2004 in conjunction with the spin-off of the commercial
real estate business to Hypo Real Estate Holding AG. This
sum arose from the commitment to absorb net losses
of Hypo Real Estate Bank AG up to a maximum amount of
€590 million (€460 million in 2003 and €130 million in
2004), provided such losses were caused by the setting
aside of specific loan-loss provisions.

42

Taxes on income

€ millions	2004	2003
Current taxes	210	107
Deferred taxes	1	189
Total	**211**	**296**

The near-balanced income and expenses arising from deferred taxes are primarily attributable to temporary differences originating or being reversed (deferred tax expense of €166 million), changes in tax rates (deferred tax expense of €76 million), and the origination or use of tax losses carried forward (deferred tax income of €180 million).

The differences between computed taxes on income and recognized taxes on income are shown in the following reconciliation.

€ millions	2004	2003
Net income (loss) before taxes	(1,781)	(2,146)
Applicable tax rate	26.4%	28.0%
Computed taxes on income	(470)	(601)
Tax effects		
arising from prior years and		
changes in tax rates	81	1
arising from foreign income	(85)	32
arising from non-taxable income	(172)	(343)
arising from different tax laws	13	14
arising from non-deductible		
expenses	71	604
arising from valuation adjustments		
and the non-application		
of deferred taxes	765	260
arising from amortization		
of goodwill	43	320
arising from other differences	(9)	9
Recognized taxes on income	**211**	**296**

The tax rate applicable in the year under review decreased from 28.0% to 26.4%, as the higher rate of corporate income tax of 26.5% as a result of the German Flood Victim Solidarity Act was only applicable for 2003. The applicable tax rate comprises the current rate of corporate income tax in Germany of 25.0% (2003: 26.5%) and the solidarity surcharge of 5.5% of corporate income tax.

The effect on tax of foreign income results from different tax rates applicable in other countries.

The item tax effects arising from different tax laws comprises primarily the application of non-uniform tax rates for the calculation of current and deferred trade tax in Germany, and a reduction in corporate income tax and the solidarity surcharge resulting from the deductibility of trade tax.

Alongside the effects arising from the reduction and increase of deferred tax assets compliant with IAS 12.56 and IAS 12.37, the item effects on taxes arising from valuation adjustments and the non-application of deferred taxes contains the effects arising from the non-application of deferred tax assets due to tax losses carried forward and temporary differences in the current fiscal year. In addition, this item includes the effects of temporary differences associated with subsidiaries for which, compliant with IAS 12.39 and 12.44, no deferred tax assets or liabilities may be recognized.

The deferred tax assets and liabilities are broken down as follows:

€ millions	2004	2003
Deferred tax liabilities		
Placements with, and loans and		
advances to, other banks and customers,		
incl. loan-loss provisions	202	142
Assets/liabilities held for trading		
purposes	643	565
Investments	581	508
Property, plant and equipment/		
intangible assets	102	131
Other assets/liabilities	671	294
Deposits from other banks/		
amounts owed to other depositors	27	43
Other	370	407
Recognized deferred tax liabilities	**2,596**	**2,090**
Deferred tax assets		
Assets/liabilities held for trading		
purposes	997	921
Investments	259	277
Property, plant and equipment/		
intangible assets	71	69
Provisions	616	497
Other assets/liabilities	1,085	1,323
Placements with, and loans and		
advances to, other banks and customers,		
incl. loan-loss provisions	117	164
Losses carried forward	595	432
Other	172	102
Recognized deferred tax assets	**3,912**	**3,785**

ierman corporations are generally charged a definitive orporate income tax rate of 25.0%, irrespective of whether he earnings are distributed or not. The rate of corporate ncome tax applicable in 2004 is 25.0% (2003: 26.5%).)eferred taxes were measured for the Bank's domestic ompanies using a uniform rate of corporate income tax, ncluding the solidarity surcharge, of 26.4%, and a rate of municipal trade tax dependent on the respective multiplier. Given the deductibility of municipal trade tax when calculating corporate income tax, this results in n unchanged total assessment rate for deferred taxes of 9.8% at the parent bank.

he available-for-sale reserve was reduced by €67 million ue to deferred taxes in the year under review. Deferred x assets of €241 million were offset against the hedge serve in 2004. In each case, the deferred tax items offset rectly against reserves are amounts before adjustment r minority interest.

ompliant with IAS 12, no deferred tax assets have en recognized for tax losses carried forward totaling ,492 million (2003: €3,142 million) and deductible temrary differences of €401 million (2003: €606 million).

53

ings per share

	2004	2003
et income (loss) adjusted for minority interest (€ millions)	(2,278)	(2,639)
Net income (loss) adjusted for minority interest (adjusted), € millions[1]	637	292
Average number of shares	697,096,530	536,288,701
Earnings per share (adjusted), €[1]	**0.91**	**0.54**
Earnings per share, €	**(3.27)**	**(4.92)**

[1] 2004 figures adjusted for amortization of goodwill, addition to restructuring provisions, and allocation to special provisions for bad debts 2003 figures adjusted for amortization of goodwill, current income and expenses from norisbank, Bank von Ernst, Bankhaus Bethmann-Maffei, and the non-scheduled items defined in the consolidated financial statements for 2003

When calculating the earnings per share for 2004, the Bank includes the new shares arising from the capital increase of April 2004 in the average value in the denominator for the ratio.

44

Statement of value added

Creation:

€ millions	2004	2003
Operating revenues	9,320	10,116
Net income from investments	102	(1,806)
Total income	9,422	8,310
Provisions for losses on loans and advances	1,813	2,313
Other administrative expenses	2,029	2,108
Depreciation and amortization on property, plant and equipment, and intangible assets	740	1,766
Addition to restructuring provisions, allocation to special provisions for bad debts and other expenses (excl. taxes)	3,100	624
Value added	**1,740**	**1,499**

Use:

€ millions	2004	2003
Value added	**1,740**	**1,499**
Employees (personnel expense)	3,514	3,631
Public authorities (taxes)	218	310
HVB AG shareholders (dividend)	—	—
Minority interest	286	197
Companies	(2,278)	(2,639)

NOTES TO THE CONSOLIDATED BALANCE SHEET

45

Cash reserve

€ millions	2004	2003
Cash on hand and balances with central banks	6,644	5,099
Treasury bills and other bills eligible for refinancing with central banks	837	609
Treasury bills, zero-interest Treasury notes and similar instruments of public-sector entities	599	164
Bills of exchange	238	445
Total	**7,481**	**5,708**

46

Assets held for trading purposes

€ millions	2004	2003
Debt securities and other fixed-income securities	37,398	30,798
Money market instruments	959	2,017
Bonds and notes	36,439	28,781
issued by public-sector borrowers	8,149	6,992
issued by other borrowers	28,290	21,789
of which:		
Marketable securities	36,931	29,784
listed	33,212	26,310
unlisted	3,719	3,474
Equity securities and other variable-yield securities	5,481	3,660
Equity securities	4,097	2,839
Investment securities	913	414
Other	471	407
of which:		
Marketable securities	4,707	3,152
listed	4,530	3,119
unlisted	177	33
Positive fair values from derivative financial instruments	44,973	44,147
Other assets held for trading purposes	3,874	1,857
Total	**91,726**	**80,462**

Assets held for trading purposes are carried at fair value. The difference between the cost of acquisition and fair value of listed securities totals €461 million.

Debt securities and other fixed-income securities receivable from non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2004	2003
Non-consolidated subsidiaries	18	47
Companies in which a participating interest is held	205	72
Total	**223**	**119**

47

Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks broken down by type of business

€ millions	2004	2003
Placements, loans and advances	**22,299**	**24,457**
Municipal loans	874	1,213
Real estate loans	1	9
Other placements, loans and advances	21,424	23,235
Investments	**25,180**	**28,385**
Total	**47,479**	**52,842**

Placements with, and loans and advances to, other banks in Germany and other regions

€ millions	2004	2003
Banks in Germany	10,613	14,524
Banks in other regions	36,866	38,318
Total	**47,479**	**52,842**

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	2004	2003
Repayable on demand	10,352	12,482
With agreed maturities	37,127	40,360
up to 3 months	21,999	21,920
from 3 months to 1 year	4,319	5,853
from 1 year to 5 years	5,379	6,418
from 5 years and over	5,430	6,169
Total	**47,479**	**52,842**

lacements with, and loans and advances to, non-consoli-
ated subsidiaries and companies in which a participating
ıterest is held

millions	2004	2003
'on-consolidated subsidiaries	358	375
ompanies in which a articipating interest is held	1,005	1,387
ɔtal	**1,363**	**1,762**

·43

ıs and advances to customers

ɔans and advances to customers, broken down
: type of business

ıillions	2004	2003
ans and advances	**270,979**	**280,850**
Municipal loans	21,357	24,998
Real estate loans	118,905	126,787
Other loans and advances	130,717	129,065
'estments	**4,140**	**2,675**
al	**275,119**	**283,525**

.oans and advances to customers in Germany and
other regions

€ millions	2004	2003
Customers in Germany	166,041	175,622
Customers in other regions	109,078	107,903
Total	**275,119**	**283,525**

Loans and advances to customers, broken down
by maturity

€ millions	2004	2003
Repayable on demand	25,623	25,659
With agreed maturities	249,496	257,866
ıp to 3 months	33,282	31,338
from 3 months to 1 year	18,961	20,906
from 1 year to 5 years	55,669	56,616
rom 5 years and over	141,584	149,006
l	**275,119**	**283,525**

Loans and advances to non-consolidated subsidiaries and
companies in which a participating interest is held

€ millions	2004	2003
Non-consolidated subsidiaries	2,558	2,745
Companies in which a participating interest is held	2,887	3,526
Total	**5,445**	**6,271**

Amounts receivable from lease operations (finance lease)

€ millions	2004	2003
Gross investment value		
(by remaining maturity)		
up to 3 months	443	361
from 3 months to 1 year	930	758
from 1 year to 5 years	2,575	2,207
from 5 years and over	3,293	2,735
Total gross investment value	**7,241**	**6,061**
of which:		
Unguaranteed residual values	1,047	1,013
Unrealized finance income		
(by remaining maturity)		
up to 3 months	(103)	(51)
from 3 months to 1 year	(156)	(137)
from 1 year to 5 years	(489)	(381)
from 5 years and over	(856)	(627)
Total unrealized finance income	**(1,604)**	**(1,196)**
Net investment		
(by remaining maturity)		
up to 3 months	340	310
from 3 months to 1 year	774	621
from 1 year to 5 years	2,086	1,826
from 5 years and over	2,437	2,108
Total net investment	**5,637**	**4,865**

For the lessor, the gross investment in the lease is the aggregate of the minimum lease payments under a finance lease and any unguaranteed residual value accruing to the lessor. The minimum lease payments are the payments made over the lease term that the lessee has to make together with any residual values guaranteed.

The unguaranteed residual value is that portion of the residual value of the leased asset which is not guaranteed to be realized by the lessor. The residual value of the leased asset is estimated at the inception of the lease.

Unrealized finance income is the difference between the lessor's gross investment in the lease and its present value (net investment).

49

Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances

€ millions	Counterparty risk		Country risk		Special provisions for bad debts		Latent risk		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Balance at January 1	**10,914**	**11,723**	**61**	**87**	**—**	**—**	**386**	**396**	**11,361**	**12,206**
Changes affecting income										
Gross additions	2,633	3,218	7	13	2,500	—	386	366	5,526	3,597
Releases	(1,105)	(1,103)	(14)	(14)	—	—	(5)	(40)	(1,124)	(1,157)
Changes not affecting income										
Changes due to make-up of group of consolidated companies	95	(178)	1	—	—	—	—	(34)	96	(212)
Use of existing loan-loss allowances	(2,316)	(2,477)	(1)	(25)	—	—	(366)	(326)	(2,683)	(2,828)
Effects of currency translation and other changes not affecting income	167	(269)	—	—	—	—	(28)	24	139	(245)
Balance at December 31	**10,388**	**10,914**	**54**	**61**	**2,500**	**—**	**373**	**386**	**13,315**	**11,361**

Breakdown of allowances for losses on loans and advances

€ millions	2004	2003
Placements with, and loans and advances to, other banks	177	196
Loans and advances to customers	12,765	10,779
General loan-loss allowances	373	386
Total	**13,315**	**11,361**

Loans put on a non-accrual basis and proportion of total volume of lending

	2004	2003
Loans put on a non-accrual basis (€ millions)	13,383	13,886
Total volume of lending (€ millions)	324,593	338,344
Proportion of loans put on a non-accrual basis to total volume of lending[1] (%)	4.12	4.10

[1] loans put on a non-accrual basis divided by total volume of lending

The loss of interest on loans put on a non-accrual basis totaled €644 million (2003: €581 million).

50

Analysis of loan default risk

Total volume of lending

€ millions	2004	2003
Placements with, and loans and advances to, other banks	22,299	24,457
Loans and advances to customers	270,979	280,850
Contingent liabilities	31,315	33,037
Total	**324,593**	**338,344**

overage ratio

	2004	2003
ɔtal allowances for losses on loans		
ıd advances (€ millions)	13,820	11,883
Allowances for losses on loans and		
advances (€ millions)	13,315	11,361
Allowances for losses on guarantees		
and indemnities (€ millions)	505	522
ɔans put on a non-accrual basis		
millions)	13,383	13,886
ɔverage ratio[1] (%)	**103**	**86**

tal allowances for losses on loans and advances divided by loans
ıt on a non-accrual basis

ɪtio of allowances to total lendings

	2004	2003
ɩal allowances for losses on loans		
d advances (€ millions)	13,820	11,883
Allowances for losses on loans and		
advances (€ millions)	13,315	11,361
Allowances for losses on guarantees		
and indemnities (€ millions)	505	522
al volume of lending (€ millions)	324,593	338,344
ɔvision rate[1] (%)	**4.26**	**3.51**

ɔtal allowances divided by total volume of lending

Net addition rate

	2004	2003
Provisions for losses on loans		
and advances (€ millions)	1,813	2,313
Total volume of lending (€ millions)	324,593	338,344
Net addition rate[1] (%)	**0.56**	**0.68**

isions for losses on loans and advances divided by total volume
ıding

Loan-loss rate

	2004	2003
Use of existing loan-loss allowances		
(€ millions)	2,683	2,828
+ Use of allowances for losses on		
guarantees and indemnities		
(€ millions)	4	3
– Recoveries from written-off loans		
and advances (€ millions)	73	127
Loan losses (€ millions)	2,614	2,704
Total volume of lending (€ millions)	324,593	338,344
Loan-loss rate[1] (%)	**0.81**	**0.80**

[1] loan losses divided by total volume of lending

51

Investments

Analysis of investments

€ millions	2004	2003
Held-to-maturity investments		
Debt securities and other		
fixed-income securities	8,677	9,065
Available-for-sale investments	33,554	42,737
Non-consolidated subsidiaries	1,777	1,763
Participating interests	1,475	2,115
Debt securities and other		
fixed-income securities	23,083	28,431
Equity securities and other		
variable-yield securities	7,219	10,428
of which:		
long-term securities	4,895	6,860
Companies valued at equity	985	780
Investment property	432	418
Total	**43,648**	**53,000**

ɪkdown of carrying amounts at December 31, 2004

lions	Non-consolidated subsidiaries	Companies valued at equity	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
etable securities	87	534	677	34,551	6,173	42,022
sted securities	15	534	509	31,324	2,840	35,222
nlisted securities	72	—	168	3,227	3,333	6,800

e were no restrictions on disposal or collection of
ıe from investments.

€7,117 million of the debt securities and other fixed-income securities mature in 2005.

Statement of changes in held-to-maturity and long-term investments, and investment property

€ millions	Held-to-maturity investments	Non-consolidated subsidiaries	Partici-pating interests	Long-term investments in equity securi-ties and other variable-yield securities	Companies valued at equity	Investment property	Total
Acquisition cost							
Balance at Jan. 1, 2004	9,119	2,564	2,881	8,561	767	659	24,551
Changes in consolidated group	6	(3)	(2)	87	(63)	4	29
Changes arising from foreign currency translation	(85)	(19)	1	—	—	2	(101)
Additions	2,423	532	299	727	8	34	4,023
Reclassifications	—	(159)	(124)	1	224	48	(10)
Disposals	(2,713)	(357)	(919)	(3,291)	—	(79)	(7,359)
Balance at Dec. 31, 2004	8,750	2,558	2,136	6,085	936	668	21,133
Changes in valuation not affecting income							
Balance at Jan. 1, 2004	—	7	165	66	—	—	238
Changes in consolidated group	—	—	—	—	—	—	—
Changes arising from foreign currency translation	—	—	—	—	—	—	—
Changes in value not affecting income	—	—	(26)	(121)	—	—	(147)
Reclassifications	—	—	—	—	—	—	—
Disposals	—	(7)	—	26	—	—	19
Balance at Dec. 31, 2004	—	—	139	(29)	—	—	110
Cumulative change arising from accounting using the equity method	**—**	**—**	**—**	**—**	**54**	**—**	**54**
Write-downs and write-ups							
Balance at Jan. 1, 2004	(54)	(808)	(931)	(1,767)	—	(241)	(3,801)
Changes in consolidated group	—	—	3	(1)	—	(1)	1
Changes arising from foreign currency translation	(4)	5	—	—	—	—	1
Write-downs	—	(94)	(24)	(4)	—	(23)	(145)
Reversal of premiums and discounts	(23)	—	—	—	—	—	(23)
Write-ups	—	10	22	5	—	—	37
Reclassifications	—	7	(9)	—	(5)	(16)	(23)
Disposals	8	99	139	606	—	45	897
Balance at Dec. 31, 2004	(73)	(781)	(800)	(1,161)	(5)	(236)	(3,056
Carrying amounts							
Balance at Dec. 31, 2004	8,677	1,777	1,475	4,895	985	432	18,42
Balance at Dec. 31, 2003	9,065	1,763	2,115	6,860	780	418	21,00

The disposals of held-to-maturity investments relate to redemptions at maturity.

ľhe following table shows the breakdown of debt ›ecurities and other fixed-income securities, as well as :quity securities and other variable-yield securities:

: millions	2004	2003
)ebt securities and other		
ıxed-income securities	31,760	37,496
Money market instruments	1,027	631
Bonds and notes	30,733	36,865
issued by public-sector borrowers	13,217	14,387
issued by other borrowers	17,516	22,478
own debt securities		2,095
quity securities and other		
ıriable-yield securities	7,219	10,428
f which:		
Equities	3,364	6,099
Investment certificates	2,244	1,984

Debt securities and other fixed-income securities payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2004	2003
Non-consolidated subsidiaries	—	55
Companies in which a participating interest is held	268	422
Total	**268**	**477**

Fair value of investments

The fair value of investment property totaled €527 million (2003: €527 million) at the balance sheet date. The appraisals prepared to calculate the fair values are based on recognized appraisal methods used by external assessors, primarily taking the form of asset-value and gross-rental methods. The fair value of major investments in listed non-banks totals €3.2 billion. When compared with the carrying amounts, there was no material difference.

The Bank does not have any entrepreneurial objectives with regard to the interests listed below and does not exercise any influence over financial or operational decisions.

ajor investments in listed non-banks

	2004 Interest[1] in %	2004 Market value € millions	2003 Interest in %	2003 Market value € millions
rob AG	52.7	17	52.7	20
üenbrauerei Kaufbeuren AG	—	—	65.7	7
ianz AG	—	—	3.2	1,229
›cock & Brown Ltd.	8.4	119	—	—
:u und Brunnen AG	—	—	61.7	180
:O Versicherungsgruppe Aktiengesellschaft	<5.0	267	<5.0	320
S Saat AG	—	—	15.0	56
nchener Rückversicherungs-Gesellschaft AG	<10.0	2,068	13.2	2,905
›n-Klinikum AG	18.5	217	18.5	213
ernehmens Invest AG	13.0	5	13.0	6
:nerberger AG	15.2	395	31.9	441
stenrot & Württembergische AG	7.5	97	7.5	111
al		**3,185**		**5,488**

ʳegate total

Property, plant and equipment

€ millions	Land and buildings	Plant and operating equipment	Leased assets from operating leases	Construction in progress	Total
Acquisition/production cost					
Balance at Jan 1, 2004	3,189	2,999	39	59	6,286
Changes in consolidated group	21	5	—	2	28
Changes arising from foreign currency translation	33	34	—	2	69
Additions	33	132	39	41	245
Reclassifications	10	(18)	(15)	(12)	(35)
Disposals	(31)	(756)	(18)	(16)	(821)
Balance at Dec. 31, 2004	3,255	2,396	45	76	5,772
Depreciation and write-ups					
Balance at Jan. 1, 2004	(1,072)	(2,201)	(12)	—	(3,285)
Changes in consolidated group	(1)	(5)	—	—	(6)
Changes arising from foreign currency translation	(10)	(27)	—	—	(37)
Scheduled depreciation	(76)	(235)	(8)	—	(319)
Non-scheduled depreciation	(2)	(3)	—	—	(5)
Write-ups	—	—	—	—	—
Reclassifications	2	9	—	—	11
Disposals	10	712	2	—	724
Balance at Dec. 31, 2004	(1,149)	(1,750)	(18)	—	(2,917)
Carrying amounts					
Balance at Dec. 31, 2004	2,106	646	27	76	2,855
Balance at Dec. 31, 2003	2,117	798	27	59	3,001

Obligations for the acquisition of items of property, plant and equipment are stated at €93 million.

53

.angible assets

Amortization of goodwill is shown in a separate item in the income statement. Amortization of software and other intangible assets is stated under depreciation and amortization on intangible assets under general administrative expenses.

Analysis of intangible assets

ͻ millions	Goodwill of which: from subsidiaries	Goodwill of which: companies valued at equity	Software of which: acquired	Software of which: internally-generated	Other intangible assets	Advance payments for intangible assets
.cquisition/production cost						
Balance at Jan. 1, 2004	3,801	83	717	500	125	149
Changes in consolidated group	5	77	25	1	—	—
Changes arising from foreign currency translation	10	—	4	2	8	2
Additions	130	11	72	53	22	135
Reclassifications	—	—	45	9	—	(6)
Disposals	(1)	—	(99)	(32)	(2)	(23)
Balance at Dec. 31, 2004	3,945	171	764	533	153	257
mortization and write-ups						
Balance at Jan. 1, 2004	(1,941)	(2)	(480)	(165)	(66)	—
Changes in consolidated group	—	7	(19)	—	—	—
Changes arising from foreign currency translation	(5)	—	(4)	(1)	(7)	—
Scheduled amortization	(149)	(4)	(117)	(111)	(27)	—
Non-scheduled amortization	(12)	—	(2)	(2)	—	—
Write-ups	—	—	—	—	—	—
Reclassifications	—	—	(29)	2	(1)	—
Disposals	1	—	83	25	2	—
Balance at Dec. 31, 2004	(2,106)	1	(568)	(252)	(99)	—
:rrying amounts						
Balance at Dec. 31, 2004	1,839	172	196	281	54	257
Balance at Dec. 31, 2003	1,860	81	237	335	59	149

54

me tax assets

illions	2004	2003
rent tax assets	221	287
erred tax assets	3,912	3,785
al	**4,133**	**4,072**

55

Other assets

€ millions	2004	2003
Positive fair values arising from derivative financial instruments	3,249	2,967
Miscellaneous other assets	1,826	2,097
Prepaid expenses	408	421
Total	**5,483**	**5,485**

Positive fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk.

Miscellaneous other assets

This item includes non-banking receivables, among other things.

56

Subordinated assets

The following asset items include subordinated assets:

€ millions	2004	2003
Placements with, and loans and advances to, other banks	**2,717**	**2,748**
of which:		
to non-consolidated subsidiaries	29	21
to companies in which a participating interest is held	21	4
Loans and advances to customers	**906**	**1,140**
of which:		
to non-consolidated subsidiaries	4	78
to companies in which a participating interest is held	—	148
Assets held for trading purposes	**1,283**	**683**
Investments	**791**	**1,320**
Total	**5,697**	**5,891**

57

Repurchase agreements

As a seller under repurchase agreements, the Bank entered into sales and repurchase transactions for securities with a carrying amount of €35.1 billion. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly repo transactions on international money markets and open-market transactions with Deutsche Bundesbank.

58

Securitization

Securitization involves passing on to the capital market, either in part or in full, loan default risks associated with selected loan portfolios defined precisely in advance. The prime motivation for the Bank's securitization programs is the desire to reduce the risk in the Bank's loan portfolio. The transfer of risk and the ensuing reduction in capital requirements is achieved by collateralization in the form of guarantees or credit derivatives (credit default swaps, credit-linked notes, and so on) in the case of synthetic securitization, and by selling balance sheet assets (true sale) in the case of traditional securitization.

In 2004, HVB Group slightly expanded its securitization activities, with one new securitization transaction (Wolfgang). The corresponding volume of lending outplaced totaled €0.4 billion at year-end, serving to deduct €0.3 billion from risk-weighted assets in accordance with BIS rules.

At December 31, 2004, the total volume of lending in the Bank's full set of ongoing securitization programs totaled €23.9 billion (2003: €28.4 billion), serving to deduct €15.5 billion (2003: €18.9 billion) from risk-weighted assets in accordance with BIS rules.

As a rule, the originator of securitization programs retains a small slice of the risk in the form of a first loss piece or an interest subparticipation.

In the programs listed below, the first loss pieces total €251 million and the interest subparticipations €118 million.

Issuer	Transaction name	Maturity, years	Type of asset securitized	Total volume of lending	Reduction in risk-weighted assets, as per BIS rules
				€ millions	€ millions
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Securities portfolio	253	118
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Corporate loans	524	482
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	Private mortgage loans	602	542
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	50	Private mortgage loans	3,814	1,494
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	50	Private mortgage loans	3,826	1,492
'ayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Corporate loans	464	427
IVB Banque Luxembourg S.A.	GELDILUX 2001-1	3	Euroloans		expired in 2004
IVB Banque Luxembourg S.A.	GELDILUX 2002-1	3	Euroloans	3,000	2,259
3ank Austria Creditanstalt AG	PROMISE Austria-2002	8	Corporate loans	636	476
otal for 1998–2002 HVB Group				**13,119**	**7,290**
;ayerische Hypo- und 'ereinsbank AG	LOMBARD[1] Securities No. 1	7	Corporate loans	802	802
;ayerische Hypo- und 'ereinsbank AG	PROMISE COLOR 2003-1	11	Corporate loans	805	786
ayerische Hypo- und ereinsbank AG	PROVIDE-A 2003-1	50	Private mortgage loans	2,689	1,704
ayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2003-1	10	Corporate loans	1,560	1,430
ayerische Hypo- und ereinsbank AG	PROVIDE-A 2004-1	40	Private mortgage loans	3,132	1,874
VB Banque Luxembourg S.A.	GELDILUX-TS-2003	3	Euroloans	1,400	1,319
ıtal for 2003 HVB Group				**10,388**	**7,915**
,yerische Hypo- und Vereinsbank AG	Wolfgang	36	Securities portfolio	424	306
·tal for HVB Group 2004				**424**	**306**
tal				**23,931**	**15,511**

ıce the first loss pieces and
nce the main risks of the
mbard Securities transaction
:re transferred to third par-
5, the loan portfolio has been
ecognized in accordance
h IFRS

59

Deposits from other banks

Deposits from other banks in Germany and other regions

€ millions	2004	2003
Banks in Germany	35,835	41,310
Banks in other regions	67,771	71,654
Total	**103,606**	**112,964**

Deposits from other banks, broken down by maturity

€ millions	2004	2003
Repayable on demand	10,249	13,619
With agreed maturities	93,357	99,345
up to 3 months	60,565	61,021
from 3 months to 1 year	6,745	13,700
from 1 year to 5 years	9,418	8,709
from 5 years and over	16,629	15,915
Total	**103,606**	**112,964**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2004	2003
Non-consolidated subsidiaries	337	327
Companies in which a participating interest is held	11,335	11,629
Total	**11,672**	**11,956**

60

Amounts owed to other depositors

Amounts owed to other depositors in Germany and other regions

€ millions	2004	2003
Customers in Germany	72,272	72,526
Customers in other regions	72,179	67,786
Total	**144,451**	**140,312**

Amounts owed to depositors, broken down by maturity – Savings deposits and home-loan savings deposits

€ millions	2004	2003
With agreed maturities		
up to 3 months	21,070	18,766
from 3 months to 1 year	3,528	3,005
from 1 year to 5 years	4,822	5,770
from 5 years and over	7,088	6,998
Total	**36,508**	**34,539**

Other liabilities

€ millions	2004	2003
Repayable on demand	52,721	48,379
With agreed maturities	55,222	57,394
up to 3 months	35,781	38,106
from 3 months to 1 year	5,084	5,784
from 1 year to 5 years	7,204	4,790
from 5 years and over	7,153	8,714
Total	**107,943**	**105,773**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2004	2003
Non-consolidated subsidiaries	955	1,122
Companies in which a participating interest is held	1,631	1,176
Total	**2,586**	**2,298**

61

omissory notes and other liabilities evidenced ' paper

Promissory notes and other liabilities evidenced by paper, broken down by type of business

€ millions	2004	2003
Debt securities in issue	85,015	94,767
Mortgage bonds	32,149	37,164
Public-sector bonds	9,703	10,700
Other debt securities	42,999	46,893
Money market instruments	164	10
Registered notes in issue	23,159	24,378
Mortgage bonds	17,269	18,217
Public-sector bonds	5,827	6,078
Other debt securities	63	83
Other promissory notes and liabilities evidenced by paper	1,388	3,583
Total	**109,562**	**122,728**

'romissory notes and other liabilities evidenced by paper, ›roken down by maturity

millions	2004	2003
Vith agreed maturities		
up to 3 months	10,103	11,176
from 3 months to 1 year	20,406	15,984
from 1 year to 5 years	47,914	64,899
from 5 years and over	31,139	30,669
otal	**109,562**	**122,728**

omissory notes and other liabilities evidenced by paper ayable to non-consolidated subsidiaries and companies which a participating interest is held

millions	2004	2003
n-consolidated subsidiaries	1,621	1,674
mpanies in which a rticipating interest is held	194	312
tal	**1,815**	**1,986**

62

ilities held for trading purposes

ie negative fair values arising from derivative financial struments are carried as liabilities held for trading rposes. This item also includes warrants and certifi- tes issued by the Bank's trading department.

63

Provisions

€ millions	2004	2003
Provisions for pensions and similar obligations	2,881	2,927
Restructuring provisions	299	142
Allowances for losses on guarantees and indemnities	505	522
Other provisions	775	702
including:		
long-term liabilities to employees	173	111
Total	**4,460**	**4,293**

Provisions for pensions

The provisions for pensions and similar obligations include the direct commitments to Bank employees under company pension plans.

The direct commitments are based in part on final salaries and in part on building-block schemes involving dynamic adjustment of vested rights. In addition, Group companies make contributions for commitments made by independent pension organizations. The pension obligations funded through pension funds or retirement benefit corporations with matching cover are recognized as defined contribution plans or treated materially as defined contribution obligations in compliance with IAS 19.58 and IAS 19.104. The cost of such plans totaled €82 million (2003: €88 million).

For the purpose of calculating the amounts of these commitments, the discount rate and the expected return on plan assets were decreased compared with the prior year; the other parameters were retained unchanged. The following table shows the parameters used by the parent bank:

in %	Dec. 31, 2004/ Jan. 1, 2005	Dec. 31, 2003/ Jan. 1, 2004
Discount rate	5.0	5.5
Expected return on plan assets	5.0	5.5
Rate of increase in pension obligations	1.5	1.5
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0–1.5	0–1.5

Funding status:

€ millions	
Present value of unfunded pension commitments	3,132
Present value of funded pension commitments	1,909
Fair value of plan assets	(1,751)
Outstanding actuarial loss	(413)
Capitalized excess cover of plan assets	4
Recognized pension provisions	**2,881**

The 10% corridors for the maximum of the present value of the pension commitments and the fair value of the plan assets were not exceeded.

Movements in provisions for pension plans shown in the balance sheet are as follows:

€ millions	
Balance at Jan. 1, 2004	2,927
Pension expense	293
Payments affecting liquidity	(187)
Allocations to plan assets	(164)
Changes in consolidated group	10
Changes arising from foreign currency translation	2
Balance at Dec. 31, 2004	2,881

The following table shows the breakdown of pension expense

€ millions	
Present value of the pension claims vested in the year under review	86
Interest expense	253
Expense for retroactive improvements to pension commitments	41
Expected income from plan assets	(87)
Total	**293**

At December 31, 2003, the parent bank set up plan assets in the form of a so-called contractual trust arrangement (CTA). This involved transferring the assets required to fund its pension commitments to a legally independent trustee – HVB Trust e.V. IAS 19.54 requires the asset transferred to be offset against the pension provisions, with the amount of the pension provisions in the corporate group declining accordingly. The plan assets were increased in 2004 primarily to cover the pension commitments of the former Vereins- und Westbank AG.

The following table shows the breakdown of the plan assets of HVB Trust e.V. used to fund the pension commitments:

€ millions	
Receivables from (secured by) parent bank	1,191
Investment fund shares	532
Fixed-income securities	28
Total	**1,751**

The following table shows the development of the plan assets in the year under review:

€ millions	
Balance at January 1, 2004	1,613
Allocations to plan assets	164
Actual income from plan assets	55
Disbursements to beneficiaries	(81)
Balance at December 31, 2004	1,751

Restructuring and other provisions

€ millions	Restructuring provisions	Allowances for losses on guarantees and indemnities	Other provisions
Balance at Jan. 1, 2004	142	522	702
Changes in consolidated group	(5)	3	(2)
Changes arising from foreign currency translation	—	(4)	1
Transfers to provisions	250	123	285
Reversals	—	(139)	(63)
Reclassifications	—	4	5
Amounts used	(88)	(4)	(153)
Balance at Dec. 31, 2004	299	505	775

The allowances for losses on guarantees and indemnities primarily include allowances for guarantee risks, documentary credits, irrevocable credit commitments, and litigation risks in the lending business.

Other provisions include provisions for litigation fees, damage payments, anticipated losses, and long-term liabilities to employees such as service anniversary awards, early retirement or pre-retirement part-time working.

64

me tax liabilities

millions	2004	2003
urrent tax liabilities	414	464
eferred tax liabilities	2,596	2,090
tal	**3,010**	**2,554**

65

r liabilities

illions	2004	2003
gative fair values arising from rivative financial instruments	5,117	5,084
scellaneous other liabilities	4,535	3,966
ferred income	352	350
tal	**10,004**	**9,400**

gative fair values arising from derivative ancial instruments

is item mostly reflects derivatives used to hedge rket interest rate risk.

Miscellaneous other liabilities

This item includes mostly absorbed losses, offsetting balances, and accruals compliant with IAS 37. Accruals include, notably, commitments arising from accounts payable with invoices outstanding, short-term liabilities to employees, and other accruals arising from fees and commissions, interest, cost of materials, etc.

66

Subordinated capital

€ millions	2004	2003
Subordinated liabilities	12,802	13,155
Participating certificates outstanding	1,987	1,952
Hybrid capital instruments	3,665	4,076
Total	**18,454**	**19,183**

Subordinated capital, broken down by maturity

€ millions	2004	2003
With agreed maturities		
up to 3 months	626	332
from 3 months to 1 year	753	392
from 1 year to 5 years	5,521	3,453
from 5 years and over	11,554	15,006
Total	**18,454**	**19,183**

Pursuant to Section 10 (4, 5, 5a and 7) of the German Banking Act and in accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, subordinated capital (subordinated liabilities, participating certificates oustanding, and hybrid capital instruments) is carried as core capital, supplementary capital and tier III capital.

Subordinated liabilities

Subordinated liabilities include no individual items exceeding 10% of the total amount.

The borrower cannot be obliged to make early repayments in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled.

The Bank incurred interests expenses of €647 million in connection with subordinated liabilities. This item includes prorated interest of €284 million.

There were no subordinated liabilities payable to non-consolidated subsidiaries and companies in which a participating interest is held in 2004.

Participating certificates outstanding

The participating certificates outstanding comprise the following major issues:

Issuer	Year of issue	Type	Nominal amount, € millions	Interest rate	Maturity
Bank Austria AG	1997	Bearer participating certificates	73	6.25	2008
Bank Austria AG	2000	Bearer participating certificates	100	variable	2007
Bank Austria AG	2000	Bearer participating certificates	73	variable	2009
Bank Austria AG	2000	Bearer participating certificates	145	variable	2009
Bank Austria AG	2000	Bearer participating certificates	154	variable	2009
Bank Austria AG	2000	Bearer participating certificates	307	variable	2009
Bayerische Hypo- und Vereinsbank AG	1997	Bearer participating certificates	409	6.75	2007
Vereins- und Westbank AG	1995	Bearer participating certificates	102	8.50	2005
Vereins- und Westbank AG	2001	Bearer participating certificates	85	6.30	2011

Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

In each case, the participating certificates grant holders an entitlement to an annual interest payment with priority over the entitlement of shareholders to dividend payments; the interest payments arising from the participating certificates are reduced if such payments would result in a net loss for the year.

Except in the case of the participating certificates of Bank Austria AG, the shortfall is, in the event of the interest payment being reduced, to be repaid in the subsequent fiscal years, provided this does not result in a net loss for the year; a claim to repayment only exists, however, during the term of the participating certificates.

Repayment is at the nominal amount; in the event of a net loss for the year or a reduction in the capital stock to cover losses, the redemption amount to which holders are entitled declines proportionately.

Where net profits are generated in the subsequent fiscal years following a participation of the participating certificates in a net loss, the claims to repayment of the participating certificates are to be increased out of these profits before the net income is appropriated in any other way, once the legal reserves have been replenished; this obligation terminates when the participating certificates expire.

The following arrangement applies for 2004 to holders of participating certificates outstanding issued by the parent bank. The parent bank currently assumes that it will report profits in subsequent years allowing repayment to be made at the nominal amount. Consequently the amount disclosed in 2004 has not been modified. The interest payable for fiscal 2004 will be disbursed on May 12, 200

ŀybrid capital instruments

\t December 31, 2004, the Bank had hybrid core capital ɔf €3,570 million to bolster its capital base.

Ìybrid capital instruments include issues placed by ;pecially-created subsidiaries in the form of capital contri- ɔutions from silent partners or preferred shares.

Ɩhese instruments differ from supplementary capital in hat they are subject to more stringent conditions in terms ɔf maturity. The terms of issue for capital contributions rom silent partners envisage a minimum term of ten 'ears, while an unlimited term has been agreed with the nvestors for preferred shares. In addition, hybrid capital ıstruments are not repaid until after supplementary apital (subordinated liabilities and participating certifi- ates outstanding) in the event of bankruptcy.

ıı contrast to traditional components of core capital such s shares, the claim to a share of profit takes the form of fixed interest payment in the case of hybrid capital. Ɩoreover, hybrid capital can be issued both with unlimited ıaturity and repayable in the long term.

oth the German Banking Supervisory Authority and the asel Committee on Banking Supervision have expressly ɔnfirmed the recognition of hybrid capital for banking ɹpervisory purposes. However, the recognition of :payable, hybrid core capital for supervisory purposes limited to 15% of total core capital.

67

Minority interest

€ millions	
Balance at Jan. 1, 2004	2,476
Changes in valuation of financial instruments not affecting income	49
Available-for-sale reserve	29
Hedge reserve	20
Changes in value of financial instruments affecting income	(4)
Addition from capital increases	118
Disposals from capital decreases	(6)
Transfer from net income	286
Dividend payments	(100)
Change in consolidated group	(346)
Changes arising from foreign currency translation and other changes	42
Balance at Dec. 31, 2004	2,515

68

Shareholders' equity

Analysis of subscribed capital, authorized capital increase, and conditional capital of the parent bank

Breakdown of subscribed capital

At December 31, 2004, the subscribed capital of HVB AG totaled €2,252 million (2003: €1,609 million) and consisted of the following:

	2004	2003
Shares of common bearer stock	736,145,540	521,735,100
Shares of registered non-voting preferred stock	14,553,600	14,553,600

Authorized capital increase

Year authorized	Available until	Original amount, € millions	Balance at Dec. 31, 2004 € millions
2001	May 22, 2006	780	137

Some of the authorized capital increase has been used for the capital increase for a cash contribution by way of issuing 214,410,440 new ordinary bearer shares (equivalent to €643 million).

In view of the objections filed by shareholders, the Register Court has not yet registered the resolution adopted by the Shareholders' Meeting with regard to the release of the remaining €137 million and the simultaneous approval of a new amount of €990 million. The resolution is accordingly not yet legally effective.

Conditional capital

Year authorized	End of period	Original amount, € millions	Balance at Dec. 31, 2004 € millions
2003	May 14, 2008	375	375

Breakdown of retained earnings

€ millions	2004	2003
Legal reserve	—	—
Reserve for treasury stock	—	—
Other retained earnings	—	—
Total	—	—

69

Treasury stock

At December 31, 2004, neither the Bank nor any controlled companies nor any companies in which a majority interest is held had significant holdings of shares (treasury stock) or other equity instruments of HVB AG in their portfolios.

The option of purchasing treasury stock during the period under review was based on the authorization under resolutions adopted by the parent bank's Annual General Meeting of Shareholders on May 14, 2003 and April 29, 2004 compliant with Section 71 (1) No. 7 of the German Stock Corporation Act.

For the purposes of securities trading as permitted under Section 71 (1) No. 7 of the German Stock Corporation Act, a total of 110,716,167 shares of treasury stock were purchased by the Bank and controlled or majority-owned companies at the respective current market prices in accordance with the German Securities Trading Act, and a total of 110,674,365 shares of treasury stock were sold at the respective current market prices.

The treasury stock was purchased at an average price of €16.58 per share and resold at an average price of €16.63 per share. The shares purchased during the period under review amounted to an equivalent of €332 million, or 14.7% of capital stock.

The highest number of shares of treasury stock held by th Bank, including those earmarked for its employees, on any given day during the year under review was 2,516,755 equivalent to €8 million, or 0.3% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 4,815,908 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at year-end. This represents €14 million, or 0.6% of capital stock.

70

Foreign-currency assets and liabilities

€ millions	2004	2003
Foreign-currency assets	94,389	97,542
of which:		
US dollars	43,153	41,423
Japanese yen	4,992	8,863
Swiss francs	19,615	17,208
Foreign-currency liabilities		
(excl. equity capital)	87,050	96,871
of which:		
US dollars	34,629	43,271
Japanese yen	4,501	8,750
Swiss francs	18,536	16,810

The differences in amount between foreign-currency assets and liabilities arise because only on-balance-shee items are shown in the list. Neither off-balance-sheet items nor transactions concluded for hedging purposes are included.

st business

l'he following tables show the volume of trust business not ;tated in the consolidated balance sheet.

'rust assets

: millions	2004	2003
'lacements with, and loans and dvances to, other banks	261	104
oans and advances to customers	5,841	1,097
:quity securities and other ariable-yield securities	54	2,780
ɔbt securities	9	9
articipating interests	136	38
roperty, plant and equipment	143	153
ither assets	11	3
emaining trust receivables	1	1
ɔtal	**6,456**	**4,185**

rust liabilities

millions	2004	2003
:posits from other banks	219	243
nounts owed to other depositors	5,313	3,436
omissory notes and other hilities evidenced by paper	583	282
scellaneous other liabilities	341	224
:al	**6,456**	**4,185**

72

Assets assigned or pledged as security for own liabilities

Examples of own liabilities for which the Bank provides collateral are special credit facilities granted by KfW and similar institutions which the Bank has issued in compliance with their conditions. The own liabilities referred to here break down as follows:

€ millions	2004	2003
Deposits from other banks	39,113	38,689
Amounts owed to other depositors	5,435	6,409
Promissory notes and other liabilities evidenced by paper	2,907	2,993
Contingent liabilities	395	105
Total	**47,850**	**48,196**

The assets pledged as security for own liabilities can be broken down as follows:

€ millions	2004	2003
Assets held for trading purposes	13,484	14,504
Placements with, and loans and advances to, other banks	708	602
Loans and advances to customers	17,551	19,916
Investments	16,107	13,174
Property, plant and equipment		—
Total	**47,850**	**48,196**

73

Notes to items in the cash flow statement

The cash flow statement shows the cash flows resulting from operating activities, investing activities, and financing activities for the year under review. Operating activities are defined broadly enough to allow the same breakdown as for operating profit.

The cash and cash equivalents shown correspond to the cash reserve item in the balance sheet, and contain cash on hand, balances with central banks, and Treasury bills and other bills eligible for refinancing with central banks.

Change in other non-cash positions comprises the changes in the valuation of financial instruments, additions to net deferred tax assets, changes in provisions, changes in prorated and deferred taxes, the reversal of premiums and discounts, changes arising from valuation using the equity method, and minority interest in net income.

In fiscal 2004, investments in fully consolidated companies were acquired for a purchase price of €135 million, which resulted in an outflow of cash and cash equivalents totaling €135 million. At the same time, proceeds from the disposal of investments totaling €148 million were generated, €148 million of which was in cash. The following table shows the breakdown of assets and liabilities relating to fully consolidated companies acquired and sold:

€ millions	Acquired	Sold
Assets		
Cash reserve	118	115
Assets held for trading purposes	64	—
Placements with, and loans and advances to, other banks	314	527
Loans and advances to customers	969	571
Allowances for losses on loans and advances	(142)	(77)
Investments	554	210
Property, plant and equipment	18	14
Other assets	64	22
Liabilities		
Deposits from other banks	549	218
Amounts owed to other depositors	1,089	1,002
Provisions	31	31
Other liabilities	290	131

Changes in the balance of cash and cash equivalents arising from changes in the group of consolidated companies are shown separately in the cash flow statement.

Z1

r value of financial instruments

l'he fair values stated for financial instruments as defined 'n IAS 32 are the amount for which the asset could be :xchanged, or a liability settled, between knowledgeable, .villing parties in an arm's length transaction.

l'he fair values are calculated using the market infor- nation available at the reporting date and individual :ompany valuation methods.

l'he fair values of certain financial instruments stated vith their nominal values are roughly equivalent to their :arrying amounts. These include cash reserve as well is receivables and liabilities without a defined maturity ır fixed interest rate. For other receivables and liabilities, uture anticipated cash flows are discounted to their ıresent value using current interest rates.

)uoted market prices are used for exchange-traded secu- ities and derivatives as well as listed debt instruments. 'he fair value of the remaining securities is calculated as ıe net present value of future anticipated cash flows.

'he fair values of single currency and cross-currency waps and interest rate futures are calculated on the basis f discounted, anticipated future cash flows. In doing so, ıe Bank applies the market rates applicable for the :maining maturity of the financial instruments.

The fair value of forward exchange transactions is computed on the basis of current forward rates. Options are valued using price quotations or generally acceptable models used to calculate the price of options. The common Black & Scholes (equity, currency, and index instruments) or lognormal models (interest instruments) are used to value simple European options. In the case of more exotic instruments, the interest is simulated using term-structure models with the current interest rate structure as well as caps and swaption volatilities as parameters relevant for valuation. The disbursement structure of the equities or indexes for the exotic instruments is valued using either Black & Scholes or a stochastic volatility model with equity prices, volatilities, correlations, and dividend expectations as parameters.

The fair values of irrevocable credit commitments and contingent liabilities are the same as their carrying amounts.

The difference between the fair values and carrying amounts totals €10.4 billion for assets and €4.7 billion for liabilities. The balance of these values is €5.7 billion (2003: €6.0 billion). This amount varies over the course of time as a result of changes in share prices and in the valuation parameters applied when calculating fair values – notably changes in interest rates – and also as a result of changes in the Bank's portfolio of financial instruments.

billions	2004 Carrying amount	2004 Fair value	2003 Carrying amount	2003 Fair value
:sets				
ısh reserve	7.5	7.5	5.7	5.7
:sets held for trading purposes	91.7	91.7	80.5	80.5
ıcements with, and loans and advances to, other banks[1]	47.3	47.4	52.6	52.7
ans and advances to customers[1]	262.0	272.1	272.3	281.9
vestments[2]	42.2	42.4	51.8	51.9
her assets[3]	3.2	3.2	3.0	3.0
:bilities				
posits from other banks	103.6	103.6	113.0	113.0
ıounts owed to other depositors	144.4	145.3	140.3	140.7
ımissory notes and other liabilities evidenced by paper	109.6	113.0	122.7	125.8
:bilities held for trading purposes	59.9	59.9	55.2	55.2
ıer liabilities[3]	5.1	5.1	5.1	5.1
ıordinated capital	18.5	18.9	19.2	19.5
ıer items				
:vocable credit commitments	46.9	46.9	51.6	51.6

; allowances for losses on ns and advances

[2] held-to-maturity and available-for-sale investments

[3] positive or negative fair values of derivative financial instruments

75

Significant concentrations of assets and liabilities

The Bank's lending and deposit-taking operations have a balanced structure and contain no significant concentrations.

Share of loan portfolio, in %	2004	2003
Municipal loans	6.9	7.7
Mortgage loans	36.6	37.5
Other loans	46.9	45.0
Contingent liabilities	9.6	9.8
Total	**100.0**	**100.0**

The balanced maturity structure of the Bank's deposit-taking operations similarly does not give rise to any significant concentrations of risk.

The Risk Report contains detailed information about risks inherent in the Bank's operations.

76

Key capital ratios (based on German Commercial Code)

In accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision (BIS) in July 1988, the core capital ratio (ratio of core capital to risk-weighted assets) must be at least 4.0% and the equity capital ratio (ratio of equity capital to risk-weighted assets) at least 8.0%. At the same time, the equity funds ratio must be at least 8.0%. The latter is calculated as the ratio of total equity funds to the sum of risk-weighted assets and eligible amounts for market risk positions, multiplied by 12.5.

Equity funds consist of core capital and supplementary capital (equity capital), plus tier III capital. Tier III capital comprises short-term subordinated liabilities used exclusively to cover market risk positions. The Bank uses internal models to measure market risk positions in the corporate group. Market risk positions were reduced sharply in 2004 thanks to the extension of the parent bank's internal model.

Based on financial statements approved by the Supervisory Board, equity funds in accordance with BIS rules, risk assets and market risk positions at December 31, 2004 were as follows:

	2004	2003
Equity funds[1] (€ millions)		
Tier I		
Shares of common stock	2,208	1,565
Additional paid-in capital, retained earnings, minority interest, treasury stock	9,560	9,552
Hybrid capital instruments (silent partnership certificates and trust preferred securities) excluding prorated interest	3,570	3,156
Other	383	92
Total core capital	**15,721**	**14,365**
Tier II		
Unrealized reserves in securities	313	308
Offsetting reserves for general banking risks	52	63
Cumulative shares of preferred stock	44	44
Participating certificates outstanding	1,723	1,841
Subordinated liabilities	7,861	7,182
Other	114	541
Total supplementary capital	**10,107**	**9,979**
Total equity capital	**25,828**	**24,344**
Tier III capital	1,262	1,240
Total equity funds	**27,090**	**25,584**

[1] group of consolidated companies and principles of consolidation in accordance with banking supervisory regulations

	2004	2003
Risk-weighted assets (€ billions)		
On-balance-sheet assets	209	212
Traditional off-balance-sheet assets	25	25
Banking-book derivatives	—	—
Counterparty risks in the trading book	5	5
Total risk-weighted assets	**239**	**242**
Total market risk positions (€ millions)	**1,768**	**1,736**

At December 31, 2004, the key capital ratios (based on financial statements approved by the Supervisory Board) compliant with the BIS Capital Accord were as follows:

in %	2004	2003
Core capital ratio (core capital/risk assets)	6.6	5.9
Core capital ratio including consolidation effects to be incorporated from the start of 2005	6.2	—
Equity capital ratio (equity capital/risk assets)	10.8	10.1
Equity funds ratio (equity funds/ risk-weighted assets 12.5 x market risk positions])	10.4	9.7

Pursuant to Sections 10 and 10a of the German Banking Act, the Bank's equity funds amount to €26,415 million. The liable equity, comprising core capital and supplementary capital less the deductible item, totals €25,049 million. Supplementary capital includes unrealized reserves of €601 million pursuant to Section 10 (2b) 1 No. 6 and 7 of the German Banking Act.

The Bank's equity funds compliant with BIS rules are calculated on the basis of the individual financial statements of the consolidated companies, taking into account the special provisions of German banking supervisory regulations. The following table shows the reconciliation from the equity items shown in the balance sheet prepared in accordance with IFRS to the equity funds compliant with BIS rules:

€ millions	Core capital	Supplementary capital	Tier III capital	Total equity funds
Shown in IFRS balance sheet				
Shareholders' equity	11,485			11,485
Minority interest	2,515			2,515
Subordinated capital (hybrid capital instruments, participating certificates outstanding, and subordinated liabilities)	3,665	14,789		18,454
Reconciliation to the equity funds compliant with BIS rules				
Available-for-sale reserve	(132)			(132)
Hedge reserve	457			457
Cumulative shares of preferred stock	(44)	44		—
Goodwill not yet amortized in balance sheet	(2,011)			(2,011)
Deductible items due to banking supervisory regulations (e.g. market-smoothing, residual maturity limitation, proportionate interest)	(45)	(2,932)		(2,977)
Reclassifications due to banking supervisory regulations	(50)	(2,223)	2,273	—
Eligible tier III capital unused			(1,011)	(1,011)
Unrealized reserves in securities		313		313
General reserves/loan-loss reserves		201		201
Other effects (e.g. differences in group of consolidated companies and principles of consolidation)	(119)	(85)		(204)
Equity funds compliant with BIS rules	**15,721**	**10,107**	**1,262**	**27,090**

77

Contingent liabilities and other commitments

€ millions	2004	2003
Contingent liabilities[1]	**31,334**	**33,060**
Rediscounted bills of exchange	19	23
Guarantees and indemnities	31,315	33,037
Loan guarantees	7,432	9,409
Guarantees and indemnity agreements	20,989	21,231
Documentary credits	2,894	2,397
Other commitments	**55,742**	**58,422**
Commitments arising from sale option to resell transactions	787	771
Irrevocable credit commitments	46,865	51,575
Book credits	40,050	45,228
Guarantees	3,765	4,253
Mortgage and municipal loans	2,818	1,741
Bills of exchange	232	353
Delivery obligations from securities lending transactions	5,706	4,001
Other commitments	2,384	2,075
Total	**87,076**	**91,482**

[1] contingent liabilities are offset by contingent assets to the same amount

Neither contingent liabilities nor other commitments contain any significant items. Commitments under guarantee and indemnity agreements as well as irrevocable credit commitments to non-consolidated companies, amounted to €361 million (2003: €352 million) and €85 million (2003: €56 million), respectively.

The largest single item under other commitments is placement and transfer obligations totaling €507 million (2003: €487 million). Other commitments arising particularly from rental, leasing and maintenance agreements as well as from rental of office space and use of technical equipment amount to €473 million (2003: €490 million). The contracts run for standard market periods, and no charges have been put off to future years.

The Bank has declared its willingness to offset any losses incurred by hotel operating companies in which it holds an indirect majority stake, by means of income subsidies.

As part of real estate financing and development operations, the Bank has assumed rental obligations or issued rent guarantees on a case-by-case basis to make fund constructions more marketable – in particular for the lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Identifiable risks arising from such guarantees have been included. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment companies.

Other financial commitments arising from longer-term rental and leasing agreements exist at the non-consolidated HVB Immobilien AG and the latter's non-consolidated subsidiaries.

Commitments for uncalled payments on shares not fully paid up amounted to €418 million at year-end 2004 (2003: €463 million), and similar liabilities for shares in cooperatives totaled €1 million (2003: €1million). Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for such calls in respect of two private limited companies for an aggregate of €16 million (2003: €16 million).

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital of €58 million (2003: €54 million), and of €22 million (2003: €30 million) with regard to CMP Fonds I GmbH.

In addition, under Section 5 (4) of the Articles of Association, the Bank is jointly and severally liable for any defaults on such calls by member banks of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in one partnership.

Under Section 5 (10) of the by-law of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made a similar representation for Vereinsbank Victoria Bauspar AG in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

Furthermore, in confirming and continuing the declaration of liability it has already provided for Hypo Real Estate Bank AG and Westfälische Hypothekenbank AG, with which the former has since merged, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the merged company in accordance with Section 2 (2) of the by-laws of the Deposit Guarantee Fund. This declaration expires on December 31, 2005.

In the same way as HVB AG and its affiliated banks assume liability in Germany, the Bank's subsidiaries, in their capacity as members of the respective deposit guarantee funds in their country of operations, assume liability in their respective countries.

78

Statement of responsibility

HypoVereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of any political risk:

1. Banks in Germany
Bankhaus Neelmeyer AG, Bremen[1]
DAB Bank AG, Munich[2]
Financial Markets Service Bank GmbH, Munich
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
2. Banks in other regions
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[2]
HVB Bank Latvia AS, Riga[1]
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
3. Financial companies
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg[1]
HVB Alternative Financial Products AG, Vienna
HVB Risk Management Products Inc., New York
Vereins- und Westbank Beteiligungsgesellschaft S.A., Luxembourg[1]
4. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] the company was added as part of the absorption of Vereins- und Westbank AG into the parent bank

[2] the company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report

The Bank's commitment arising from the above Statement of Responsibility declines by the extent to which the Bank's shareholding decreases with regard to such commitments of the relevant company that did not arise until after the Bank's shareholding decreased.

HVB AG no longer provides a Statement of Responsibility for companies which left HVB Group during fiscal 2004 or an earlier fiscal year but for which a Statement of Responsibility had been provided in earlier annual reports. Liabilities of these companies arising after their departure from HVB Group are covered neither by the above Statement of Responsibility nor by Statements of Responsibility provided earlier.

79

Information on relationships with related parties

Transactions involving related parties are always conducted on an arm's length basis.

In the Statement of Compliance of December 13, 2004 with the German Corporate Governance Code compliant with Section 161, German Stock Corporation Act, the Management Board and Supervisory Board declared that the compensation paid to the Management Board Spokesman would be disclosed on an individual basis in the future.

Emoluments paid to members of the Supervisory Board and Management Board and to the first executive management level:

€ millions	Fixed compensation		Profit-related components		Long-term incentives		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Management Board of HVB AG	4	4	3	2	2	2	9[1]	8
of which compensation paid to Board spokesman for 2004	0.8		0.4		0.4		1.6	
Supervisory Board of HVB AG for Supervisory Board activities	1	1	—	—	—	—	1	1
Advisory Board and European Advisory Board							1	1
Former members of the Management Board of HVB AG and their surviving dependants							9	17
First executive management level							20	20

[1] including €1 million disbursed in 2004 but not included in the 2003 annual financial statements

Non-monetary compensation is granted to members of the Management Board to the usual extent. The amounts involved are included in the totals for fixed compensation shown.

Compensation paid to members of the Management Board or employees of the parent bank for positions on supervisory boards of Group companies is to be transferred to the parent bank.

No compensation was paid to members of the Supervisory Board in 2004 for services rendered.

At December 31, 2004, the Bank had pension provisions for members of the Management Board and their surviving dependants totaling €97 million.

ompensation of members of the Supervisory Board

The following table shows the breakdown of compensation paid to members of the Supervisory Board for 2004, for which no dividend-dependent compensation accrued:

€	Fixed compensation	Compensation for committee work	Total (excl. sales tax)
Dr. Albrecht Schmidt, Chairman	30,000	100,000	130,000
Peter König, Deputy Chairman	22,500	20,000	42,500
Dr. Hans-Jürgen Schinzler, Deputy Chairman	22,500	20,000	42,500
Dr. Manfred Bischoff	15,000	—	15,000
Dr. Mathias Döpfner[1]	10,082	—	10,082
Volker Doppelfeld	15,000	—	15,000
Klaus Grünewald	15,000	—	15,000
Anton Hofer	15,000	20,000	35,000
Max Dietrich Kley[2]	5,943	7,924	13,867
Friedrich Koch	15,000	—	15,000
Hanns-Peter Kreuser	15,000	20,000	35,000
Dr. Lothar Meyer	15,000	40,000	55,000
Dr. Diether Münich[3]	4,426	—	4,426
Herbert Munker	15,000	20,000	35,000
Dr. Siegfried Sellitsch	15,000	20,000	(23,923)[4] 35,000
Professor Wilhelm Simson	15,000	20,000	35,000
Professor Hans-Werner Sinn	15,000	20,000	35,000
Maria-Magdalena Stadler	15,000	—	15,000
Ursula Titze	15,000	—	15,000
Jens-Uwe Wächter	15,000	20,000	35,000
Helmut Wunder	15,000	20,000	35,000
Total	**320,451**	**347,924**	**(657,298) 668,375**

since April 29, 2004
ıntil March 25, 2004 and again since November 2, 2004
rom January 13 to April 29, 2004
[4] less 30% supervisory board tax and 5.5% solidarity surcharge

The total amount of loans and advances made to, and iabilities assumed for, members of the Supervisory Board and Management Board and the first executive nanagement level at the balance sheet date was as ollows:

millions	2004	2003
Management Board of HVB AG	9	9
upervisory Board of HVB AG	2	2
irst executive management level	6	7

Interest is payable on all loans and advances made to members of the Management Board and the Supervisory Board, and to the first executive management level at usual market rates.

The following table shows the shares and derivatives on shares issued by HVB AG that were purchased and sold by company executives and related parties in 2004 pursuant to section 15a, German Securities Trading Act (Directors' Dealings):

	Type of transaction	Name of security or derivative	German securities identification number/ ISIN number	Completion date	Price per share	Number	Nominal amount of security or derivative
Henning Giesecke division director	Sale	Common bearer stock of Bayerische Hypo- und Vereinsbank AG 80311 Munich	WKN: 802200 ISIN: DE0008022005	Nov. 8, 2004	€16.00	700	€3.00 per share totaling €2,100

At December 31, 2004, the members of the Management Board and the Supervisory Board held less than 1% of the entire stock issued by the parent bank.

80

Employees

The average number of people employed by the Bank was as follows:

	2004	2003
Employees (excl. trainees)	57,134	61,864
Full-time	49,081	53,144
Part-time	8,053	8,720
Trainees	1,304	1,662

81

ffices

Offices, broken down by region

	2003	Additions	Reductions		Change in	2004
		New openings	Closures	Consolidations	consolidated group	
Germany						
Baden-Wuerttemberg	26				(1)	25
Bavaria	400		3	4	(3)	390
Berlin	7					7
Brandenburg	8					8
Bremen	8					8
Hamburg	38					38
Hesse	15				(1)	14
Lower Saxony	26				1	27
Mecklenburg-Western Pomerania	7				1	8
North Rhine-Westphalia	20				1	21
Rhineland-Palatinate	22					22
Saarland	9					9
Saxony	11		1			10
Saxony-Anhalt	11					11
Schleswig-Holstein	77		1		(2)	74
Thuringia	8	1				9
Subtotal	**693**	**1**	**5**	**4**	**(4)**	**681**
Other regions						
Austria	421			13	(3)	405
Other Western Europe	18		1		1	18
Central and Eastern Europe	895	69	47	9	(10)	898
Americas	17		1			16
Asia	15					15
Africa	2					2
Australia	1					1
Subtotal	**1,369**	**69**	**49**	**22**	**(12)**	**1,355**
Total	**2,062**	**70**	**54**	**26**	**(16)**	**2,036**

Executive boards

Supervisory Board

Dr. Albrecht Schmidt
Chairman

Peter König
Deputy Chairman

Dr. Hans-Jürgen Schinzler
Deputy Chairman

Dr. Manfred Bischoff

Dr. Mathias Döpfner
since April 29, 2004

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley
until May 25, 2004 and
again since November 2, 2004

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
from January 13 to April 29, 2004

Herbert Munker

Dr. Siegfried Sellitsch

Professor Wilhelm Simson

Professor Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Management Board

Johann Berger
from April 1, 2005

Dr. Stefan Jentzsch

Dr. Michael Kemmer

Christine Licci
since January 17, 2005

Michael Mendel

Dieter Rampl
Board Spokesman

Gerhard Randa
until May 12, 2005

Dr. Wolfgang Sprissler

Munich, March 1, 2005

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE MANAGEMENT BOARD

Jentzsch Kemmer Licci Mendel

Rampl Randa Sprissler

uditor's Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity, cash flows and financial review and risk report as well as the notes to the financial statements prepared by the Bayerische Hypo- und Vereinsbank AG for the business year from January 1, to December 31, 2004. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report (Financial Review and Risk Report) prepared by the Company's management for the business year from January 1, to December 31, 2004, has not led to any reservations. In our opinion on the whole the group management report (Financial Review and Risk Report) provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1, to December 31, 2004 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, March 4, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann — Wirtschaftsprüfer

Pastor — Wirtschaftsprüfer

Supervisory Board

Honorary Chairman of the Supervisory Board

Dr. Maximilian Hackl
† June 25, 2004
Former spokesman of the Board of Managing Directors and former Chairman of the Supervisory Board of Bayerische Vereinsbank Aktiengesellschaft, Krailling

Supervisory Board

Dr. Albrecht Schmidt
Former spokesman of the Management Board of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Grasbrunn
Chairman

Peter König
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich
Deputy Chairman

Dr. Hans-Jürgen Schinzler
Former Chairman of the Management Board of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft and Chairman of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Ottobrunn
Deputy Chairman

Dr. Manfred Bischoff
Chairman of the Board of EADS N.V., Starnberg

Dr. Mathias Döpfner
Chairman of the Management Board of Axel Springer AG, Potsdam
since April 29, 2004

Volker Doppelfeld
Former member of the Management Board and member of the Supervisory Board of BMW AG, Münsing

Klaus Grünewald
FB 1 unit manager in the Bavarian division of Vereinte Dienstleistungsgewerkschaft e.V., Gröbenzell

Anton Hofer
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Nuremberg

Max Dietrich Kley
Former Deputy Chairman of the Management Board of BASF AG and member of the Supervisory Board of BASF AG, Heidelberg
until March 25, 2004 and again since November 2, 2004

Friedrich Koch
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim

Hanns-Peter Kreuser
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich

Dr. Lothar Meyer
Chairman of the Management Board of ERGO Versicherungsgruppe AG, Bergisch Gladbach

Dr. Diether Münich
Attorney, Munich
from January 13 to April 29, 2004

Herbert Munker
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Leinburg

Dr. Siegfried Sellitsch
Chairman of the Management Board of Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögens-verwaltung, Vienna

Professor Wilhelm Simson
Former Chairman of the Management Board of E.ON AG and member of the Supervisory Board of E.ON AG, Trostberg

Professor Hans-Werner Sinn
President of the Ifo Institute for Economic Research, Gauting

Maria-Magdalena Stadler
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Pullach

Ursula Titze
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Neusäß

Jens-Uwe Wächter
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Himmelpforten

Helmut Wunder
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld

Supervisory Board Committees*

Executive Committee
Dr. Albrecht Schmidt
Peter König
Dr. Hans-Jürgen Schinzler

Strategy and Business Development Committee
Dr. Albrecht Schmidt, Chairman
Peter König
Dr. Hans-Jürgen Schinzler
Professor Hans-Werner Sinn
Helmut Wunder

Audit Committee
Dr. Lothar Meyer, Chairman
Anton Hofer
Max Dietrich Kley, until March 25, 2004 and again since November 2, 2004
Herbert Munker
Dr. Albrecht Schmidt

Risk Committee
Dr. Albrecht Schmidt, Chairman
Hanns-Peter Kreuser
Dr. Siegfried Sellitsch
Professor Wilhelm Simson
Jens-Uwe Wächter

Negotiating Committee
Dr. Albrecht Schmidt
Peter König
Hans-Jürgen Schinzler
Ursula Titze

Trustees

Trustees for mortgage banking operations pursuant to Section 29 of the German Mortgage Banking Act

Dr. Otto Beierl
Ministerialdirektor in the Bavarian State Ministry of Finance, Munich

Deputies

Dr. Michael Bauer
Ministerialdirigent in the Bavarian State Ministry of Finance, Munich
since September 1, 2004

Ulrich Exler
Senior financial president of the Munich Regional Revenue Office, Ministerialdirigent (retired), Munich

Erwin Horak
Ministerialrat (retired), President of the State Lottery Administration, Munich,
until August 31, 2004

* See also Report of the Supervisory Board

anagement Board

ıann Berger
born 1960
Germany business segment
Corporate Customers and Professionals, and Real Estate business units, from April 1, 2005

Stefan Jentzsch
born 1960
Corporates & Markets business segment

Michael Kemmer
born 1957
Chief Risk Officer (CRO)

istine Licci
born 1964
Germany business segment
Private Customers business unit, since January 17, 2005

hael Mendel
born 1957
Germany business segment
until May 12, 2005
Austria & Central and Eastern Europe business segment from May 12, 2005

ter Rampl
born 1947
Board Spokesman
Human Resources Management

hard Randa
born 1944
Austria & Central and Eastern Europe business segment,
Chief Operating Officer (COO), until May 12, 2005

Wolfgang Sprissler
born 1945
Chief Financial Officer (CFO)

First executive management level

Germany business segment

Private Customers:
Andreas Wölfer

Corporate Customers and Professionals:
Günther Berger

Real Estate:
Jürgen Cancik

Vereins- und Westbank AG:
Dr. Stefan Schmittmann

Austria&Central and Eastern Europe business segment

Board members of BA-CA

Chairman of the Managing Board:
Dr. Erich Hampel

Deputy Chairman of the Managing Board, Chief Operating Officer, Organization, IT and Human Resources:
Wolfgang Haller

Corporate Customers, Private Customers and Professionals, Asset Management:
Willibald Cernko

Chief Financial Officer, Group Finance and Equity Interest Management:
Stefan Ermisch

International Markets:
Wilhelm Hemetsberger

International Business and Real Estate, Central and Eastern Europe (CEE):
Dr. Regina Prehofer

Chief Risk Officer, Risk Management:
Dr. Johann Strobl

Corporates & Markets business segment

Corporates:
Ronald Seilheimer

Markets:
Jens-Peter Neumann

Group Corporate Center: spokesman units

Executive Office/
Corporate Communication:
Gunter Ernst
until December 31, 2004

Human Resources Management:
Heinz Laber

Chief Financial Officer units

Group Finance and Tax:
Rolf Friedhofen

Auditing:
Karl Limmer

Legal Department:
Dr. Andreas Früh

Group Controlling
(also reporting to the spokesman):
Dr. Burkhardt Pauluhn

Chief Risk Officer units

Chief Credit Risk Officer:
Henning Giesecke

Credit & Risk Management:
Michael Papenfuss

Group Credit Risk Control and Risk Control:
Thomas Gross
since March 1, 2005

Group COO: Chief Operating Officer (COO) units

Group Operations and IT,
COO Austria & Central and Eastern Europe business segment:
Wolfgang Haller
until February 28, 2005

Group IT:
Matthias Sohler
since March 1, 2005

COO Germany:
Christoph Wetzel

Group Transaction Banking and Group Services:
Hans Weiss

European Advisory Board

The function of the European Advisory Board set up in 2001 is to advise the Bank on important banking, economic and social developments in the individual regions where HVB Group is active, and to strengthen business ties in these regions. The Board held two meetings last year.

Dr. Theo Waigel
Former federal minister, Gassner, Stockmann & Kollegen, Munich, Chairman

Professor Henning Kagermann
CEO, SAP AG, Walldorf

Miklos Nemeth
Former Prime Minister of Hungary, Budapest, Hungary

Janusz Reiter
President, Center for International Relations, Warsaw, Poland

Kurt F. Viermetz
Chairman of the Supervisory Board of Hypo Real Estate Holding AG, Munich

at March 1, 2005

SUMMARY OF ANNUAL FINANCIAL DATA

	2004	2003	2002 new HVB Group	2002 old HVB Group	2001	2000
Operating performance (€ millions)						
Net interest income	5,656	5,881	5,936	6,649	7,331	5,150
Provisions for losses on loans and advances	1,813	2,313	3,292	3,797	2,074	1,186
Net interest income after provisions for losses on loans and advances	3,843	3,568	2,644	2,852	5,257	3,964
Net commission income	2,845	2,795	2,672	2,684	2,877	2,423
Trading profit	718	820	787	787	592	548
General administrative expenses	6,118	6,371	6,896	7,076	7,716	5,117
Balance of other operating income and expenses	101	620	180	115	485	55
Operating profit (loss)	**1,389**	**1,432**	**(613)**	**(638)**	**1,495**	**1,873**
Net income from investments	102	(1,806)	587	649	530	325
Amortization of goodwill	165	1,135	395	395	321	89
Addition to restructuring provisions	250	—	283	286	19	—
Allocation to special provisions for bad debts	2,500	—	—	—	—	—
Balance of other income and expenses	(357)	(638)	(149)	(151)	(136)	(131)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**(1,781)**	**(2,146)**	**(853)**	**(821)**	**1,549**	**1,978**
Balance of extraordinary income and expenses	—	—	—	—	—	(126)
Net income (loss) before taxes	**(1,781)**	**(2,146)**	**(853)**	**(821)**	**1,549**	**1,852**
Taxes on income	211	296	(3)	37	582	668
Net income (loss) after taxes	**(1,992)**	**(2,442)**	**(850)**	**(858)**	**967**	**1,184**
Minority interest in net income (loss)	(286)	(197)	41	29	(29)	(105)
Net income (loss) adjusted for minority interest	**(2,278)**	**(2,639)**	**(809)**	**(829)**	**938**	**1,079**
Dividend per share of common stock (€)	—	—	—	—	0.85	0.85
Earnings per share (excl. amortization of goodwill, €)[1]	0.91	0.54	(0.77)	(0.81)	2.35	2.71
Earnings per share (€)	(3.27)	(4.92)	(1.51)	(1.55)	1.75	2.50
Key indicators (%)						
Return on equity after taxes (excl. amortization of goodwill)[1]	4.9	2.1	(2.8)	(2.3)	6.5	9.[illegible]
Return on equity after taxes	(17.6)	(19.7)	(5.4)	(4.4)	4.9	8.[illegible]
Cost-income ratio (based on operating revenues)	65.6	63.0	72.0	69.1	68.4	62.[illegible]
Cost-income ratio (based on profit from ordinary activities)	68.7	97.4	73.9	70.4	68.0	61.[illegible]
Balance sheet figures (€ billions)						
Total assets	467.4	479.5	535.8	691.2	728.6	716.[illegible]
Total volume of lending	324.6	338.3	375.8	487.9	503.1	449.[illegible]
Shareholders' equity	11.5	10.3	11.3	14.2	25.1	19.[illegible]
Key capital ratios compliant with BIS rules[2]						
Core capital (€ billions)	15.7	14.4	14.6	19.1	21.7	19.[illegible]
Equity funds (€ billions)	27.1	25.6	25.9	33.4	41.5	39.[illegible]
Risk assets (€ billions)	238.6	241.8	285.6	340.6	365.1	355.[illegible]
Core capital ratio (%)	6.6	5.9	5.1	5.6	6.0	5.[illegible]
Core capital ratio including the effects of consolidation to be incorporated from the start of 2005 (%)	6.2	—	—	—	—	—
Equity funds ratio (%)	10.4	9.7	8.2	9.1	10.3	10.[illegible]
Share information						
Share price: Year-end (€)	16.70	17.62[3]	—	15.22	34.32	60.3[illegible]
High (€)	21.13	19.26[3]	—	42.55	68.06	72.8[illegible]
Low (€)	12.86	5.47[3]	—	11.75	27.40	55.3[illegible]
Market capitalization (€ billions)	12.5	9.8[4]	—	8.2	18.4	32[illegible]
Employees	57,806	60,214	64,254	65,926	69,520	72,86[illegible]
Branch offices	2,036	2,062	2,073	2,104	2,238	2,42[illegible]

[1] 2004 figures additionally adjusted for addition to restructuring provisions and allocation to special provisions for bad debts 2003 figures additionally adjusted for current income and expenses from norisbank, Bank von Ernst, Bankhaus BethmannMaffei, and the non-scheduled items defined in the consolidated financial statements for 2003

[2] as per approved financial statements

[3] HVB share price adjusted for rights markdown

[4] before capital increase

UMMARY OF QUARTERLY FINANCIAL DATA

	Q1 2004	Q2 2004	Q3 2004	Q4 2004
Operating performance (€ millions)				
Net interest income	1,285	1,453	1,443	1,475
Provisions for losses on loans and advances	485	419	459	450
Net interest income after provisions for losses				
on loans and advances	800	1,034	984	1,025
Net commission income	701	692	691	761
Trading profit	262	182	111	163
General administrative expenses	1,542	1,571	1,563	1,442
Balance of other operating income and expenses	69	22	26	(16)
Operating profit (loss)	**290**	**359**	**249**	**491**
Net income from investments	19	120	(16)	(21)
Amortization of goodwill	38	39	39	49
Addition to restructuring provisions	—	—	—	250
Allocation to special provisions for bad debts	—	—	—	2,500
Balance of other income and expenses	(72)	(104)	(86)	(95)
Profit (loss) from ordinary activities/				
net income (loss) before taxes	**199**	**336**	**108**	**(2,424)**
Taxes on income	88	111	38	(26)
Net income (loss) after taxes	**111**	**225**	**70**	**(2,398)**
Minority interest in net income (loss)	(58)	(70)	(64)	(94)
Consolidated profit (loss)	**53**	**155**	**6**	**(2,492)**
Earnings per share				
(excl. amortization of goodwill, €)[1]	0.17	0.27	0.05	0.42
Earnings per share (€)	0.10	0.22	0.00	(3.59)

	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004
ey indicators (%)				
eturn on equity after taxes				
xcl. amortization of goodwill)[1]	3.3	4.3	3.4	4.9
eturn on equity after taxes	1.9	3.2	2.2	(17.6)
ost-income ratio (based on operating revenues)	66.6	66.7	67.4	65.6
ost-income ratio (based on profit from ordinary activities)	69.3	68.4	70.0	68.7
alance sheet figures (€ billions)				
tal assets	482.8	469.4	460.5	467.4
tal volume of lending	335.0	334.2	329.1	324.6
areholders' equity	11.1	13.4	13.2	11.5
y capital ratios compliant with BIS rules				
re capital (€ billions)	14.9	17.4	17.5	15.7
uity funds (€ billions)	26.3	29.8	29.7	27.1
sk assets (€ billions)	240.9	241.5	241.3	238.6
re capital ratio (%)	6.2	7.2	7.2	6.6
re capital ratio including the effects of consolidation:				
be incorporated from the start of 2005 (%)	—	—	—	6.2
uity funds ratio (%)	10.0	11.3	11.3	10.4
are information				
are price (€)	15.94[2]	14.62	15.46	16.70
rket capitalization (€ billions)	8.5[3]	11.0	11.6	12.5
ployees	59,575	57,874	57,973	57,806
anch offices	2,091	2,055	2,055	2,036

quarter and figures at cember 31, 2004 additionally usted for addition to restruc- ing provisions, and allocation special provisions for bad ts

[2] HVB share price adjusted for rights markdown

[3] before capital increase

FINANCIAL CALENDAR

Important dates 2005

Preliminary annual results	February 24, 2005
Publication of the 2004 annual results	March 17, 2005
Annual General Meeting of Shareholders	May 12, 2005
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 11, 2005
Second-quarter earnings	July 28, 2005
Third-quarter earnings	October 27, 2005

Important dates 2006

Preliminary annual results	February 23, 2006
Publication of the 2005 annual results	March 16, 2006
Annual General Meeting of Shareholders	May 24, 2006
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 10, 2006
Second-quarter earnings	July 26, 2006
Third-quarter earnings	October 26, 2006

Contacts

Should you have any questions about the annual report, please contact Group Investor Relations by calling +49 (0)89 378-2 52 76, faxing +49 (0)89 378-2 40 83, or e-mailing ir@hvbgroup.com

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

Internet

You can call up user-friendly, interactive versions of our annual and interim reports, including search and other functions, on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport

Shareholder publications

Annual Report (English/German)

Interim reports (English/German) for the first, second, and third quarters

Sustainability Report

You can obtain .pdf files of all reports on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport
www.hvbgroup.com/sustainabilityreport

Annual Report Lexicon (available in German only)

Ordering

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by

calling +49 (0)89 89 50 60 75, or
faxing +49 (0)89 89 50 60 30.

Disclaimer

The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000.
For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as EUR 6,171,000.

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.

:ished by
ayerische Hypo- und Vereinsbank
ktiengesellschaft
ead Office
80311 Munich
ww.hvbgroup.com
egistrar of companies:
unich HRB 421 48

:yout: Gottschalk+Ash Int'l

ıoto series: Baader Hermes
arkus Rössle (photography)

·pesetting: SchumacherGebler
inted by: Druckerei Kriechbaumer

inted in Germany

82-3777

Werte stärken

GESCHÄFTSBERICHT 2004

Mit Europa wachsen.

HVB Group

INHALT

Kurzprofil der HVB Group
Financial Highlights
2004: Kosten und Risiken klar begrenzt, Ertragsziele nahezu erreicht
2004: Meilensteine
Präsenz im Kernmarkt

An unsere Aktionäre

Aktionärsbrief
Bericht des Aufsichtsrats
Corporate Governance
Vergütungsbericht
Die Aktie

Sonderkapitel

Mit Europa wachsen: Wertorientierte Weiterentwicklung der HVB Group
Wertorientierte Steuerung

Geschäftsfelder und Dienstleistungsbereiche

Geschäftsfeld Deutschland
Geschäftsfeld Österreich & Zentral- und Osteuropa
Geschäftsfeld Corporates & Markets
Wichtige Unternehmen der HVB Group
Unsere Mitarbeiter
Bankbetrieb
Nachhaltigkeit und Gesellschaftliches Engagement

Konzernlagebericht

Financial Review
- Geschäft und Strategie
- Erfolgsentwicklung
- Vermögens- und Finanzlage
- Vorgänge nach dem 31. Dezember 2004
- Ausblick

Risk Report
- Die HVB Group als Risikonehmer
- Management und Überwachung der Risiken konzernweit
- Risikoarten und -messung
- Gesamtbanksteuerung
- Risikoarten im Einzelnen

Konzernabschluss

Gewinn- und Verlustrechnung mit Ergebnisverwendung/Ergebnis je Aktie
Gewinn- und Verlustrechnung (bereinigt)
Bilanz
Entwicklung des Eigenkapitals 2004
Kapitalflussrechnung
Notes

Bestätigungsvermerk des Abschlussprüfers

Aufsichtsrat und Treuhänder
Vorstand
Erste operative Führungsebene
Europäischer Beraterkreis

Mehrjahresübersicht
Quartalsübersicht

Wichtige Begriffe kurz erklärt
Register
Finanzkalender

Was macht ein Unternehmen stark? Natürlich Faktoren wie Größe oder Marktstellung, aber auch fundamentale Einstellungen, Haltungen, Überzeugungen. Das, was man gemeinhin Werte nennt.

Für die HVB Group zählen Beständigkeit und Beharrlichkeit, auch oder gerade in herausfordernden Zeiten. Auf der Grundlage unserer strategischen Ausrichtung stärken wir unsere langfristige Gestaltungskraft. Im Mittelpunkt stehen dabei unser Bekenntnis zu Europa und unsere Strategie als die Bank im Herzen Europas. Diese Ausrichtung hat Bestand und wird weiter verstärkt.

Mit der Ausweitung unseres Engagements in Zentral- und Osteuropa (CEE) haben wir beispielsweise die Weiterentwicklung der Europäischen Union antizipiert und unsere bereits herausragende Position im Wachstumsmarkt CEE noch ausgebaut. In Zukunft werden wir die Vorteile dieser Position als führendes Bankennetzwerk der Region noch intensiver nutzen und größere Synergien generieren.

AUS WERTEN STÄRKEN ENTWICKELN.
AUS STÄRKEN WERT SCHÖPFEN.

Ein zweiter Punkt, für den die HVB Group steht, ist konsequente Kundenorientierung. Dies gilt vor allem für Deutschland. Wir haben das Angebot im Privatkundengeschäft optimiert und attraktive Leistungspakete erfolgreich eingeführt. Damit gewinnen wir neue Kunden, steigern das Cross-Selling und schärfen unser Profil am Markt. Unsere Firmenkunden betreuen wir ganzheitlich, mit innovativen Produkten und kompetenter Beratung. Unser Know-how im Kapitalmarktgeschäft, zum Beispiel mit strukturierten Investmentprodukten und Finanzierungslösungen, rundet unser Kompetenzspektrum ab.

Dies alles dient dem dritten und wichtigsten Punkt, nämlich der wertorientierten Weiterentwicklung der HVB Group im Interesse unserer Aktionäre. Auf den Bildseiten dieses Berichts stellen wir einige Facetten unserer Geschäftstätigkeit vor. Sie verdeutlichen die Botschaft dieses Berichts: Werte stärken.

KURZPROFIL DER HVB GROUP

- Die HVB Group hat ein eigenständiges Profil am Markt für Finanzdienstleistungen in Europa.
- Wir konzentrieren unsere Ressourcen auf das Bankgeschäft mit europäischen Privat- und Firmenkunden.
- Im Herzen Europas sind wir die Nummer 1. Unser Wachstum beruht auf unseren Wurzeln in Deutschland und Österreich sowie in Polen und anderen Ländern Zentral- und Osteuropas.
- Der Kunde steht im Mittelpunkt unseres Handelns. Wir wollen unseren Kunden in allen Geschäftsfeldern mit exzellenten, innovativen und schnellen Lösungen zur Verfügung stehen.
- Die HVB Group strebt für ihre Aktionäre eine kontinuierliche Steigerung der Eigenkapitalrentabilität an. Wir reduzieren unsere nicht strategischen Aktivitäten konsequent und nutzen das damit frei werdende Eigenkapital zur Stärkung des operativen Kerngeschäfts und für profitables Wachstum.
- Wir beteiligen unsere Mitarbeiter durch erfolgsorientierte Anreizsysteme am Ergebnis der HVB Group.

FINANCIAL HIGHLIGHTS

Kennzahlen	2004	2003
Eigenkapitalrentabilität nach Steuern (bereinigt)[1]	4,9 %	2,1 %
Eigenkapitalrentabilität nach Steuern	-17,6 %	-19,7 %
Eigenkapitalrentabilität vor Steuern (bereinigt)[1]	7,3 %	5,3 %
Eigenkapitalrentabilität vor Steuern	-11,5 %	-14,6 %
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,6 %	63,0 %
Erfolgszahlen		
Betriebsergebnis	1 389 Mio €	1 432 Mio €
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	- 1 781 Mio €	- 2 146 Mio €
Jahresüberschuss/-fehlbetrag	- 1 992 Mio €	- 2 442 Mio €
Dividende je Stammaktie	—	—
Ergebnis je Aktie (bereinigt)[1]	0,91 €	0,54 €
Ergebnis je Aktie	- 3,27 €	- 4,92 €
Bilanzzahlen		
Bilanzsumme	467,4 Mrd €	479,5 Mrd €
Kreditvolumen	324,6 Mrd €	338,3 Mrd €
Bilanzielles Eigenkapital	11,5 Mrd €	10,3 Mrd €
Bankaufsichtsrechtliche Kennzahlen nach BIZ[2]		
Kernkapital	15,7 Mrd €	14,4 Mrd €
Eigenmittel	27,1 Mrd €	25,6 Mrd €
Risikoaktiva	238,6 Mrd €	241,8 Mrd €
Kernkapitalquote	6,6 %	5,9 %
Kernkapitalquote unter Einbezug von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungseffekten	6,2 %	—
Eigenmittelquote	10,4 %	9,7 %
Aktie		
Börsenkurs: Stichtag	16,70 €	17,62[3] €
Höchststand	21,13 €	19,26[3] €
Tiefststand	12,86 €	5,47[3] €
Börsenkapitalisierung Stichtag	12,5 Mrd €	9,8[4] Mrd €
Mitarbeiter	57 806	60 214
Geschäftsstellen	2 036	2 062

[1] 2004 bereinigt um Goodwill-abschreibungen, Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen. 2003 bereinigt um Goodwill-abschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte.

[2] Nach festgestellten Jahresabschlüssen.

[3] HVB Aktienkurs um Bezugsrechtsabschlag bereinigt.

[4] Vor Kapitalerhöhung.

Ratings

	Langfristig	Kurzfristig	Ausblick	Öffentliche Pfandbriefe	Hypothekenpfandbriefe
Moody's	A3	P-1	negative	Aa2*	Aa3*
S&P	A-	A-2	negative	AAA	—
Fitch Ratings	A-	F2	stable	AAA	AAA**

* Auf »review for possible upgrade« seit 15. März 2004

** Auf »Rating Watch Negative« seit 21. Januar 2005

2004: KOSTEN UND RISIKEN KLAR BEGRENZT...

Verwaltungsaufwand deutlich gesenkt


in Mrd €
7,0
6,75
6,5
6,25
6,0
Zielkorridor 2004
02[1]
03[2]
04

Kreditrisikovorsorge erheblich vermindert


in Mrd €
3,5
3,0
2,5
2,0
1,5
Zielkorridor 2004
02[1]
03[2]
04

[1] HVB Group neu.
[2] Bereinigt um die Entkonsolidierungseffekte (inklusive Veräußerungsgewinne aus norisbank und Bank von Ernst) sowie den Effekt aus dem Contractual Trust Arrangement (CTA).

...ERTRAGSZIELE NAHEZU ERREICHT*

Gesamte operative Erträge stabilisiert


in Mrd €
10,5
10,0
9,5
9,0
8,5
Zielkorridor 2004
03[2]
04

Betriebsergebnis stark gesteigert


in Mio €
2000
1600
1200
800
400
-400
-800
Zielkorridor 2004
02[1]
03[2]
04

Cost-Income-Ratio fast unverändert


in %
76
72
68
64
60
Zielkorridor 2004
02[1]
03[2]
04

* Bei dem Zielkorridor handelt es sich um Planungsbandbreiten, die im Geschäftsbericht 2003, Band Finanzbericht, S. 17, veröffentlicht wurden.

Aktienpakete veräußert

Verkauf unserer Allianz-Beteiligung und Verringerung des Münchener Rück-Anteils auf unter 10%

Februar

Bezugsrechts-emission

Mit einem Volumen von 3 Mrd € größte deutsche Banken-emission mit Bezugs-recht

April

Nichtstrategische Beteiligungen ver-kauft

Verkauf unseres ge-samten Aktienanteils an Brau und Brunnen sowie Veräußerung unseres E.ON-Anteils

Kapitalmarktzugang für Mittelstand

Innovatives PREPS-Finanzierungs-produkt verbessert den Zugang zu Eigen-kapital für unsere mittelständischen Kunden zu attraktiven Konditionen

Mai

Vertriebsoffensive in Deutschland

Neues MOVE-Programm stärkt Vertriebskultur und erschließt neue Kundengruppen, u. a. durch kostenloses StarterPaket für Berufseinsteiger, Studenten und Azubis

August

Russland-Präsenz gestärkt

Grundlage für Mehrheitsbeteiligung an der International Moscow Bank gelegt, dadurch weiter verbesserte Positionierung im russischen Bankenmarkt

September

Firmenkunden der ING BHF übernommen

Marktstellung im mittelständischen Firmenkundengeschäft verbreitert durch Übernahmevereinbarung insbesondere eines Kreditportfolios der ING BHF-Bank

Oktober

VuW integriert

Erwerb restlicher Aktien der Vereins- und Westbank; VuW wird zur Stärkung der Vertriebskraft im deutschen Markt auf HVB AG verschmolzen (Eintragung im Handelsregister am 14. Januar 2005)

Effizienzprogramm in Gang gesetzt

Ambitioniertes Effizienzsteigerungsprogramm angekündigt; Optimierungen im Back-Office-Bereich und bei Prozessen

November

Vorstand verändert

Zwei neue Vorstände für Geschäftsfeld Deutschland ernannt

Expansion in Serbien

Kauf der Eksimbanka in Serbien abgeschlossen, Marktanteil auf über 5% erhöht

Dezember

Akquisition in Bulgarien

Kaufvertrag für bulgarische Hebros Bank unterzeichnet, damit wird Marktanteil in Bulgarien auf 10% erhöht

PRÄSENZ IM KERNMARKT

Marktführer im Herzen Europas

Die HVB Group gehört zu den großen Banken in Europa. Wir sind führend im Herzen Europas – einem Wirtschaftsraum mit mehr als 200 Millionen Einwohnern, der Deutschland, Österreich sowie Polen und andere zentraleuropäische Länder umfasst. Außerdem sind wir stark vertreten in den baltischen Ländern sowie in Russland. Als einzige deutsche Bank verfügen wir über Stützpunkte in allen drei baltischen Staaten.

Unsere Marktposition ist durch den Beitritt zur Europäischen Union von Ländern wie Polen, Tschechien, Slowakei, Ungarn und Slowenien sowie der baltischen Länder noch gestärkt worden. Außerdem sind wir mit Stützpunkten an den wichtigsten Finanzzentren der Welt präsent.

Stand: Ende 2004





Estland
Russland
Nr. 8, 2%
Lettland
Nr.12, 3%
Litauen
Nr. 5, 5%
Polen
Nr. 3, 10%
Deutschland
Nr. 2, 5%
Ukraine
Tschechien
Nr. 4, 6%
Slowakei
Nr. 5, 6%
Österreich
Nr.1, 18%
Ungarn
Nr. 7, 6%
Slowenien
Nr. 7, 5%
Rumänien
Nr. 9, 4%
Kroatien
Nr. 5, 9%
Bosnien und Herzegowina
Nr. 4, 8%
Serbien und Montenegro
Nr. 5, 5%
Bulgarien
Nr. 3, 10%
Mazedonien

Miroslav Velikov
Head of Custody
HVB Bank Biochim, Sofia

»Als Teil der HVB Group fühle ich mich schon jetzt wie ein Europäer. Auch wenn die politische Entwicklung erst noch folgen muss.«

→ Geschäftsfeld Österreich & Zentral- und Osteuropa





AN UNSERE AKTIONÄRE


Dieter Rampl

AKTIONÄRSBRIEF

Meine sehr geehrten Damen und Herren,

das Jahr 2005 steht ganz im Zeichen Albert Einsteins, der vor 100 Jahren seine berühmte Abhandlung über die Relativitätstheorie veröffentlichte. Von ihm stammt eine Einsicht, die ich gerne an den Anfang meiner Ausführungen stellen möchte: »Manchmal kann das, was zählt, nicht gezählt werden, und das, was gezählt werden kann, zählt nicht.«

Was will ich damit sagen? Blicken wir doch gemeinsam zurück. In meinem letzten Brief an Sie sagte ich: »Wir haben ein recht erfolgreiches Jahr hinter uns. Bildhaft gesprochen: Es gab viel Licht. Nicht zu verkennen waren aber auch die Schattenseiten des Berichtsjahrs.« Wenn ich das Jahr 2004 Revue passieren lasse, beschleicht mich ein Gefühl von déjà vu, auch wenn sich die einzelnen Ereignisse deutlich vom Vorjahr unterscheiden. Wir waren nämlich im operativen Kundengeschäft erneut erfolgreich – und trotzdem mussten wir schmerzliche Entscheidungen treffen. Und so schaue ich heute wieder mit einem lachenden und einem weinenden Auge auf das Berichtsjahr zurück.

Vor einem Jahr schrieb ich auch: Trotz der erfolgreich abgeschlossenen Transformation der HVB Group wäre es vermessen zu behaupten, dass wir uns im Jahr 2004 wieder in ruhigerem Fahrwasser bewegen könnten. Dies hat sich in der Tat bewahrheitet; wir mussten zahlreiche Herausforderungen bewältigen. Die gesamtwirtschaftliche Entwicklung verlief weniger dynamisch als zunächst erwartet, und so blieb auch das Geschäftsumfeld der Banken insbesondere im Inland – und dies trotz geringerer Kreditrisiken – schwierig. Ein deutlich unterdurchschnittliches Kreditwachstum, eine allgemein gebremste Nachfrage nach Finanzdienstleistungen und geringe Schwankungen an den Kapitalmärkten kennzeichneten das Jahr.

Sie erinnern sich vielleicht: Unsere finanziellen Ziele für 2004 waren sehr ambitioniert. Im Aktionärsbrief nannte ich drei Erfolgsfaktoren: Profitabilität deutlich steigern, Wachstumsoptionen erarbeiten, strategische Gestaltungskraft erhöhen. Was haben wir dabei im Geschäftsjahr 2004 erreicht, wo stehen wir heute in diesem Prozess?

Gegenüber dem Vorjahr erreichten wir erhebliche Fortschritte in puncto operative Profitabilität. Das Betriebsergebnis haben wir um 55% auf knapp 1,4 Mrd € gesteigert. Unsere ambitionierten Zielbandbreiten haben wir teilweise gut erreichen können. Bei den Kosten haben wir das Ziel voll erfüllt, bei der Risikovorsorge sogar besser als geplant abgeschnitten. Die Bandbreite beim Kriterium Gesamte Operative Erträge wurde trotz schwächerem Handelsergebnis nahezu erreicht. Nach einem tollen Schlussspurt im vierten Quartal haben wir den Zielkorridor bei der Cost-Income-Ratio und dem Betriebsergebnis ebenfalls fast erreicht. Alles in allem: ein ordentliches Ergebnis. Das Wichtigste: Wir sind im Kerngeschäft ausgesprochen gut vorangekommen. Aussagekräftige Grafiken zu diesen Sachverhalten finden Sie übrigens im Kapitel »2004: Kosten und Risiken klar begrenzt, Ertragsziele nahezu erreicht«.

»Gegenüber dem Vorjahr erreichten wir erhebliche Fortschritte in puncto operative Profitabilität.«

Im Januar 2005 haben wir eine Neuausrichtung für das Geschäftsfeld Deutschland beschlossen. In diesem Zusammenhang werden wir die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG ebenso wie die Restbestände des Segments »Workout Immobilien« in das neue

Segment »Real Estate Restructuring« überführen. Dabei haben wir unsere Strategie verändert: Um die Vermarktungsfähigkeit der Bestände mit dem Ziel ihrer möglichst raschen Verwertung zu erhöhen, haben wir infolge einer geänderten Bewertungsmethode der Immobiliensicherheiten für diese Portfolios eine Sonderwertberichtigung in Höhe von 2,5 Mrd € gebildet. Dies führte allerdings dazu, dass wir für das Geschäftsjahr 2004 einen deutlichen Verlust mit entsprechendem Dividendenausfall ausweisen.

Mit Recht werden Sie feststellen, dass 2004 das dritte Geschäftsjahr in Folge ist, in dem wir keinen Gewinn erzielt haben und auch keine Dividende zahlen. »Schon wieder!«, werden viele von Ihnen sicherlich denken. Ich will nicht verhehlen: Genau dies ist auch der Grund, warum wir uns im Vorstand – und ich mir ganz persönlich – diese Entscheidung so schwer gemacht haben. Die Folgen für Sie, unsere Aktionäre, bedauern wir sehr. Dennoch: Wir sind fest davon überzeugt, den richtigen Schritt getan zu haben. Dies gerade auch mit Blick auf unseren Aktienkurs, mit dessen Entwicklung ich im zurückliegenden Jahr nicht zufrieden war.

Im Interesse der Zukunftsfähigkeit unserer Bank mussten wir endlich mit einem Schlussstrich das leidige Thema der Immobilienaltlasten abhaken. Wie Sie nur zu gut wissen, haben diese unser Ergebnis in den vergangenen Jahren wiederholt schwer beeinträchtigt. Dies wäre auch in den kommenden Jahren der Fall gewesen. Jetzt können wir künftige Ertragsrechnungen in erheblichem Umfang von Risiken entlasten und unsere Ressourcen voll auf das ertragreiche Neugeschäft konzentrieren. Damit stärken wir unsere Profitabilität und Thesaurierungskraft gleichermaßen.

Ich komme nun zum zweiten Erfolgsfaktor: den Wachstumsoptionen. Wir sind ja, wie Sie wissen, die Bank im Herzen Europas. Unsere Tochter, die Bank Austria Creditanstalt, ist sowohl in Österreich als auch in der dynamischsten Wachstumsregion Europas, nämlich in Zentral- und Osteuropa (CEE), hervorragend positioniert.

»Wir sind ja, wie Sie wissen, die Bank im Herzen Europas.«

Durch organisches Wachstum, aber auch mittels gezielter Akquisitionen haben wir unsere ohnehin beachtliche Marktstellung im Berichtsjahr weiter gefestigt. Der am 1. Mai 2004 vollzogene EU-Beitritt von acht aufstrebenden Staaten verleiht unseren Aktivitäten zusätzliche Schubkraft. Auch in Russland haben wir uns mit der Aufstockung unseres Anteils an der International Moscow Bank ein starkes Standbein geschaffen. Wie gut wir in dieser Region aufgestellt sind, können Sie gerne anhand der Landkarte im Kapitel »Präsenz im Kernmarkt« nachvollziehen.

Meine Damen und Herren, das Leitthema des HVB Group Europa Forums, das 2004 erstmals in München stattfand, sprach die Hauptrednerin, Madeleine Albright, aus. Die ehemalige Außenministerin der USA befand: »With the new accession countries, Europe has become richer and thus so has the world.« In der Tat: Die finanzielle Entwicklung unserer Einheiten in CEE bereitet uns viel Freude; unsere langfristig angelegten Investitionen tragen Früchte. Ausführliches hierzu finden Sie im Kapitel »Geschäftsfeld Österreich und CEE«.

Damit sind wir beim dritten Punkt angelangt: strategische Gestaltungskraft. Der Abschluss unserer Kapitalerhöhung im vergangenen Frühjahr war ein schöner Erfolg. Im Zusammenspiel mit der Bereinigung unserer Marktrisiken haben wir damit nicht nur den Schlusspunkt unseres Transformationsprogramms gesetzt. Dies war gleichzeitig der Auftakt unseres Strategieprogramms »Mit Europa wachsen«, das als Leitmotiv dieses Berichts dient. Wie erwähnt, folgte im Jahresabschluss 2004 dann ein wichtiger – wenn auch schmerzlicher – Befreiungsschlag bei den Kreditrisiken. Damit haben wir unsere Wettbewerbsposition insbesondere im deutschen Markt entscheidend verbessert.

So weit also die wichtigsten Etappen des Jahres 2004. Ein kleiner Hinweis am Rande: Schlagen Sie doch bei unserer neuen Aufstellung »2004: Meilensteine« nach. Dort finden Sie die Highlights des Berichtsjahrs in zeitlicher Abfolge aufgeführt.

Wichtiger noch als die Vergangenheitsbeschreibung ist natürlich für Sie wie für uns die Schlüsselfrage: Wie geht es jetzt weiter mit der HVB Group? Grundsätzlich kann man festhalten: Mit den weitreichenden strategischen Entscheidungen der vergangenen beiden Jahre haben wir das Gesicht unserer Bank stark gewandelt. Auf dieser Basis wollen wir die HVB Group jetzt wertorientiert weiterentwickeln. Ziel ist dabei, die Wertschöpfungskraft der Bank im Kundengeschäft nachhaltig zu stärken. Für uns heißt das, die Steuerung der Bank konsequent auf die Wertschaffung für unsere Aktionäre auszurichten. Werfen wir also gemeinsam einen Blick auf unsere Agenda für 2005 und die folgenden Jahre.

»Mit den weitreichenden strategischen Entscheidungen der vergangenen beiden Jahre haben wir das Gesicht unserer Bank stark gewandelt.«

Klarer Punkt eins auf dieser Agenda: das Geschäftsfeld Deutschland. Meine Damen und Herren, ich sage ganz offen: Wir wollen und müssen die noch immer große Lücke zwischen unserer ausgesprochen guten Performance im Ausland und der Profitabilitätsschwäche im Inland zügig schließen. Mein Kollege Michael Mendel hat im Deutschland-Geschäft gute Arbeit geleistet und eine tragfähige Struktur geschaffen, auf der seine beiden Nachfolger aufbauen werden. Mit Christine Licci und Johann Berger haben wir zwei profilierte Banker für uns gewonnen, die in der Finanzbranche einen exzellenten Ruf genießen. Sie werden das Geschäftsfeld gemeinsam verantworten und zügig weiter voranbringen. Besondere Bedeutung hat dies für Vertriebsprogramme wie die im Berichtsjahr erfolgreich gestartete Privatkundeninitiative »MOVE«; weitere Informationen sind im Kapitel »Geschäftsfeld Deutschland« nachzulesen.

Zweiter Punkt auf unserer Zukunftsagenda: die Effizienz erhöhen. In meinem vorjährigen Brief verdeutlichte ich die Notwendigkeit weiterer Optimierungen. Ein entsprechendes Programm haben wir jetzt mit »PRO« (Prozess-Redesign und -Optimierung) ins Leben gerufen. Schon der Name lässt erkennen: Es geht uns nicht um taktische Sparmaßnahmen zur kurzfristigen Ergebnisverbesserung. Vielmehr wollen wir die Kostenbasis des Konzerns strukturell optimieren – und zwar mittel- und langfristig. PRO betrifft unsere Infrastruktur: Zentrale Funktionen werden verschlankt, Prozesse und Abläufe unter die Lupe genommen. Insgesamt haben wir dabei ein Synergiepotenzial von jährlich mindestens 280 Mio € identifiziert, das wir ab 2007 in vollem Umfang realisieren wollen.

Liebe Aktionäre, im Konzernvorstand bin ich auch für den Personalbereich verantwortlich. Deswegen betone ich auch an dieser Stelle: Wir brauchen fähige und motivierte Mitarbeiter mehr als je zuvor. Sie sind die besten Garanten unseres Erfolgs. Im Kapitel »Unsere Mitarbeiter« können Sie nachlesen, wie wir die Leistungskultur in unserer Bank fördern wollen. In diesem Zusammenhang fällt mir ein Spruch des französischen Regisseurs Jacques Tati ein: »Alle wirtschaftlichen Probleme wären zu lösen, wenn man die Selbstgefälligkeit steuerpflichtig machte.« Gehen Sie bitte davon aus, dass keiner von uns bei der HVB in diesem Sinne steuerpflichtig wird! An dieser Stelle möchte ich mich herzlich bei den Mitarbeitern der HVB Group bedanken; die gute operative Entwicklung der Bank trotz schwieriger Rahmenbedingungen ist eindeutig ihr Verdienst.

Umso schwerer fallen uns personelle Maßnahmen im Rahmen des PRO-Programms. Lassen Sie es uns offen ansprechen: Wir gehen davon aus, dass im Zeitraum 2005–2007 zwischen 2200 und 2400 Stellen im Konzern entfallen. Seien Sie aber versichert: In den kundennahen Bereichen, sprich im Vertrieb und bei den Filialen, wird es keine Abstriche geben. Im Gegenteil: PRO dient ja dazu, die Arbeit unserer Vertriebsmannschaft zu unterstützen und sie von administrativen Tätigkeiten zu befreien. PRO habe ich zur Chefsache erklärt; ich verbürge mich auch Ihnen gegenüber für den Erfolg dieses Programms.

Die Umsetzung dieses langfristig angelegten Effizienzsteigerungsprogramms erfordert seitens des Chief Operating Officer ein Engagement, das deutlich über die Vertragslaufzeit von Gerhard Randa hinausreicht. Er wird seine Zuständigkeiten im Vorstand der HVB Group mit Ablauf der kommenden Hauptversammlung im Mai niederlegen. Gerhard Randa hat nicht nur als »Herr der Kosten und Abläufe« Maßstäbe gesetzt. Er hat sich auch große Verdienste beim Zusammenschluss der Bank Austria Creditanstalt mit der HypoVereinsbank erworben. Dafür sind wir ihm sehr dankbar. Michael Mendel wird im Vorstand der HVB Group künftig das Geschäftsfeld Österreich und CEE übernehmen.

Jetzt zu Punkt drei unserer Agenda: die Erträge steigern. So wichtig eine nachhaltige Verbesserung der Effizienz für uns auch ist: Sie entbindet uns nicht davon, unsere Ertragsinitiativen zu beschleunigen. Ich sage deswegen nochmals: Unsere Königsdisziplin ist und bleibt die Kundenbeziehung. Und da erzielten wir voriges Jahr viel versprechende Fortschritte. Im Privatkundengeschäft sind beispielsweise unsere neuen Leistungspakete bereits auf große Resonanz gestoßen. Dies gilt auch für unsere kapitalmarktorientierten Lösungen für Mittelstands- und Großkunden. Ich bin fest davon überzeugt, dass die steigende Attraktivität unseres Leistungsspektrums sich positiv auswirken wird.

»So wichtig eine nachhaltige Verbesserung der Effizienz für uns auch ist: Sie entbindet uns nicht davon, unsere Ertragsinitiativen zu beschleunigen.«

Vierter, letzter und wichtigster Punkt: die Wertorientierung. Ich habe es bereits anklingen lassen: Nach den Veränderungsprozessen, die unsere Bank durchlaufen hat, haben wir die Konzernstruktur unserer Strategie optimal angepasst. Dennoch werden wir auch in Zukunft einzelne Geschäftsmodelle immer wieder hinterfragen müssen und hinsichtlich ihres Wertbeitrags auf den

Prüfstand stellen. Deswegen ist »Werte stärken« die Botschaft dieses Berichts. Die Neuausrichtung der Immobilienfinanzierung ist in dieser Hinsicht sicherlich ein Meilenstein. Ziel ist es, das Portfolio des Segments »Real Estate Restructuring« zügig unter Berücksichtigung aller Optionen abzubauen und dadurch einen Teil des Eigenkapitals freizusetzen, das wir für profitables Wachstum in anderen Bereichen und Regionen unserer Bank brauchen. Da denke ich in erster Linie natürlich an Zentral- und Osteuropa. Gleichzeitig bin ich aber auch fest davon überzeugt, dass wir im Deutschland-Geschäft deutlich zulegen können (siehe hierzu das Kapitel »Mit Europa wachsen: Wertorientierte Weiterentwicklung der HVB Group«).

So viel zu unserer Agenda. Meine Damen und Herren, die Diskussion über die Konsolidierung der Bankenbranche in Europa, vor allem in Deutschland, beherrscht nach wie vor die Schlagzeilen. Auch ich habe mich verschiedentlich geäußert. Dabei habe ich stets betont, dass wir zu den gestaltenden Kräften im deutschen und europäischen Konsolidierungsprozess gehören wollen. Dazu stehe ich heute unvermindert. Hier wird dem zweiten Schritt aber ein erster vorausgehen. Wir konzentrieren uns zunächst auf unsere eigene wertorientierte Weiterentwicklung. Klares Ziel: die spürbare und zügige Erhöhung der Profitabilität. Auf dieser Grundlage werden wir uns – ich wiederhole mich in diesem Fall gerne – sinnvollen Konstellationen im Sinne unserer Aktionäre, Kunden und Mitarbeiter nicht verschließen.

Zum Schluss möchte ich auf unsere finanziellen Ziele für dieses Jahr eingehen. Bereits im Januar hatten wir angekündigt, dass wir für 2005 eine Eigenkapitalrentabilität etwa in Höhe unserer Kapitalkosten anstreben. Die Grundlagen dafür haben wir gelegt. Sicherlich werden wir insbesondere die deutlich verbesserten Ergebnisse – und damit unsere gestärkte Thesaurierungskraft – nutzen müssen, um unsere Kernkapitalquote wieder auf ein höheres Niveau zu bringen. Ein entsprechendes Maßnahmenpaket haben wir Ende Februar vorgestellt. Gleichzeitig schaffen wir mit einer wettbewerbsfähigen Profitabilität aber auch die Voraussetzungen für eine angemessene Dividendenzahlung an Sie, unsere geschätzten Aktionäre.

Meine Damen und Herren, wir feiern, wie ich am Anfang dieses Briefes erwähnte, das 100-jährige Jubiläum eines »annus mirabilis«, eines Jahres, in dem Albert Einstein seine weltberühmte Formel »$E=mc^2$« veröffentlichte und damit die Quantenphysik mitbegründete. Wird im Umkehrschluss das Jahr 2005 ein Wunderjahr für die HVB Group? Ehrlich gesagt: eher nein, aber ein durchaus erfolgreiches. Und: An diesem Erfolg werden Sie partizipieren.

Halten Sie uns also weiterhin die Treue. Es wird sich lohnen.

Mit besten Grüßen



Ihr
Dieter Rampl
Sprecher des Vorstands



Der HVB Group-
Vorstand (von links):
Dieter Rampl
Christine Licci (seit 17.1.2005)
Dr. Michael Kemmer
Johann Berger (ab 1.4.2005)
Gerhard Randa (bis 12.5.2005)
Michael Mendel
Dr. Stefan Jentzsch
Dr. Wolfgang Sprißler



Dr. Albrecht Schmidt

BERICHT DES AUFSICHTSRATS

Nach der erfolgreichen Umsetzung des umfangreichen Transformationsprogramms standen im Geschäftsjahr 2004 weitere Schritte zur Stärkung der Ertragskraft der HVB Group im Vordergrund der Beratungen des Aufsichtsrats. Angesichts hoher Markterwartungen und eines unverändert schwierigen wirtschaftlichen Umfelds hat der Aufsichtsrat die Entwicklung der Ertragslage besonders aufmerksam verfolgt. Dazu ließ er sich regelmäßig über die geschäftliche Entwicklung in den Geschäftsfeldern berichten, hat in einem sehr offenen Dialog mit dem Vorstand Geschäftsplanung und Geschäftssteuerung, aber auch Abweichungen von der Planung diskutiert und Bewertungs- und Kapitalmaßnahmen beraten.

Schwerpunkt der Beratungen im Aufsichtsratsplenum

Das Aufsichtsratsplenum ist im Jahr 2004 zu sechs Sitzungen zusammengekommen. Der Beginn des Jahres war geprägt von der Berichterstattung und intensiven Beratung über die vorgesehenen Abschreibungen auf Finanzanlagen und vorgezogenen Abschreibungen auf den Goodwill bei verbundenen Unternehmen. Mit diesen einschneidenden Bewertungsmaßnahmen, die noch im Jahresabschluss 2003 erfasst wurden, ist das Transformationsprogramm abgeschlossen worden. Der daraufhin vorgenommenen Kapitalerhöhung hat der Aufsichtsrat in seiner Sitzung am 25. Februar 2004 zugestimmt und sich mit der adjustierten Planung für 2004 und die weiteren Jahre befasst. In der Folge ließ sich der Aufsichtsrat jeweils über den Stand der Zielerreichung unterrichten und sich hierzu über die Entwicklung in den drei Geschäftsfeldern Deutschland (GFD), Österreich & Zentral- und Osteuropa (ÖCEE) sowie Corporates & Markets (C&M) berichten. Im November des abgelaufenen Jahres haben der Aufsichtsrat und der Vorstand die Planung 2005 und die Mehrjahresplanung erörtert. Vorstand und Aufsichtsrat kamen dabei zur Überzeugung, dass zu einer kräftigen und nachhaltigen Ergebnisverbesserung neben dem Wachstum der Bruttoerträge eine deutliche Entlastung bei der erwarteten Risikovorsorge und den geplanten Verwaltungskosten erforderlich ist. Der Vorstand hat daher in der Aufsichtsratssitzung am 3. November 2004 ein Effizienzsteigerungsprogramm angekündigt und dem Aufsichtsrat am 23. Februar 2005 vorgestellt. Und er hat den Aufsichtsrat am 21. Januar 2005 darüber informiert, dass er risikobehaftete Immobilien-Altengagements in einem Volumen von etwa 15 Mrd € in einem neuen Segment »Real Estate Restructuring« bündeln und marktfähig machen will. Um die Marktgängigkeit dieser Bestände zu erhöhen, wurden die zugrunde liegenden Immobiliensicherheiten zu Liquidationswerten bewertet. Diese Änderung des Bewertungsmaßstabs führte zu einer Sonderwertberichtigung von 2,5 Mrd € noch im Jahresabschluss 2004. Zusammen mit einer Restrukturierungsrückstellung von 250 Mio € für das Effizienzsteigerungsprogramm folgte daraus, dass trotz eines positiven operativen Ergebnisses für das Geschäftsjahr 2004 abermals ein Jahresfehlbetrag ausgewiesen und keine Dividende ausgezahlt wird. Der Aufsichtsrat bedauert dies sehr. Angesichts eines anhaltend schwierigen Marktumfelds mit einer Deflation der Immobilienpreise unterstützt er aber diese einschneidende Maßnahme, da sie künftige Ertragsrechnungen in erheblichem Umfang entlastet.

Im Verlauf des Jahres hat sich der Aufsichtsrat auch einen umfassenden Risikobericht geben lassen und sich im Zuge der Berichterstattung aus den Ausschüssen mit den wesentlichen Inhalten des jährlich vorzulegenden Personalberichts befasst. Außerdem ließ sich der Aufsichtsrat über die Übernahme eines Firmenkundenportfolios der ING-BHF-Bank sowie über Veränderungen und Maßnahmen im Beteiligungsbereich informieren.

Corporate Governance

Wie schon im Vorjahr war ein wesentliches Thema auch im Jahr 2004 die weitere Verbesserung der Aufsichtsratsarbeit. Hiermit hat sich das Aufsichtsratsplenum in zwei Sitzungen befasst. Ein besonderes Ziel war dabei, in den Sitzungen mehr Raum für die Aussprache zu gewinnen. Ferner wurden regelmäßige Vorbesprechungen der Anteilseignervertreter vereinbart, und die Geschäftsordnung des Aufsichtsrats wurde an die von der Hauptversammlung am 29. April 2004 beschlossenen Satzungsänderungen angepasst. In Übereinstimmung mit dem Corporate-Governance-Kodex hat der Aufsichtsrat auf Vorschlag des Präsidiums die Struktur des Vergütungssystems für den Vorstand beraten und überprüft. Änderungen ergeben sich künftig bei den erfolgsbezogenen Komponenten, den Komponenten mit langfristiger Anreizwirkung sowie für neu eintretende Vorstandsmitglieder bei den Pensionsregelungen. Außerdem hat der Aufsichtsrat Ende des Jahres die Entsprechenserklärung nach § 161 AktG verabschiedet, wobei einer Kodex-Empfehlung nicht und einer anderen nur teilweise gefolgt wird.

Nähere Ausführungen enthalten der gemeinsame Corporate-Governance-Bericht von Vorstand und Aufsichtsrat sowie der Vergütungsbericht (siehe die nächsten Kapitel).

Tätigkeitsschwerpunkte der Ausschüsse

Der Aufsichtsrat hat fünf Ausschüsse eingerichtet, welche die Arbeit des Aufsichtsratsplenums unterstützen. Die Aufgaben der Ausschüsse sind im Corporate-Governance-Bericht beschrieben, ihre Zusammensetzung ist in der Aufstellung »Aufsichtsrat« in diesem Geschäftsbericht dargestellt.

Das Präsidium des Aufsichtsrats ist im vergangenen Jahr zu sieben Sitzungen zusammengekommen. Behandelt wurden vor allem Vorstandspersonalien und die Nachfolgeplanung. Ferner wurde die Struktur der Vorstandsvergütung beraten, die Vorstandsbezüge wurden im Einzelnen festgelegt. Außerdem hat das Präsidium seine Zustimmung zur Übernahme von Aufsichtsratsmandaten der Vorstandsmitglieder erteilt. Im Rahmen der Vorbereitung von Tagesordnungspunkten der Aufsichtsratssitzungen beschäftigte sich das Präsidium unter anderem mit der Geschäftsentwicklung des Konzerns, der Effizienzprüfung des Aufsichtsrats und der Entsprechenserklärung. Schließlich hat sich das Präsidium im Umlaufverfahren mit zustimmungspflichtigen Krediten befasst, wobei in allen Fällen die Zustimmung erteilt werden konnte.

Der Ausschuss für Strategie und Geschäftsentwicklung ließ sich in seinen fünf Sitzungen vom Vorstand jeweils über die aktuelle Geschäftsentwicklung sowie über den Stand der vollständigen Integration der Vereins- und Westbank informieren, die am 14. Januar 2005 auf die Bayerische Hypo- und Vereinsbank verschmolzen worden ist. Der Ausschuss hat sich außerdem zu Beginn des Jahres 2004 mit der Kapitalerhöhung und der Anpassung der Planungen für das Jahr 2004 sowie die Folgejahre befasst und ließ sich umfangreiche Einzelberichte über die drei Geschäftsfelder GFD, ÖCEE sowie C&M einschließlich wesentlicher Tochtergesellschaften geben. Zur Vorbereitung der Aufsichtsratssitzung am 29. November 2004 wurden die Überlegungen des Vorstands zur strategischen Ausrichtung sowie zur Jahresplanung 2005 und Mehrjahresplanung intensiv mit dem Vorstand erörtert.
Die Performance der im Konzern verwalteten Vermögenswerte, ein Personalbericht sowie ein Bericht des Chief Operating Officer (COO) insbesondere über Prozesse und die IT waren weitere Themen, mit denen sich der Ausschuss befasst hat.

Der Prüfungsausschuss ist im vergangenen Jahr zu vier Sitzungen zusammengekommen. Er befasste sich insbesondere mit der Vorprüfung des Jahres- und Konzernabschlusses sowie der Erörterung der Zwischenberichte. Zur Vorbereitung der Wahl des Abschlussprüfers durch die Hauptversammlung hat der Ausschuss die Unabhängigkeit des zur Wahl vorgeschlagenen Abschlussprüfers geprüft sowie Art und Umfang der nicht prüfungsbezogenen Leistungen des Prüfers festgelegt. Nach der Wahl hat sich der Ausschuss den Prüfungsplan erläutern lassen sowie dem Abschlussprüfer den Prüfungsauftrag unter Festlegung der Prüfungsschwerpunkte und des Honorars erteilt. Gegenstand der Erörterung waren ferner Berichte der internen Revision über die Revisionsergebnisse der ersten drei Quartale des vergangenen Jahres, die insgesamt zufrieden stellend waren. Ausführlich beraten wurde außerdem der Bericht des Abschlussprüfers über die jährliche Prüfung des Depotgeschäfts. Darüber hinaus hat sich der Ausschuss über die Einhaltung und Entwicklung aufsichtsrechtlicher Kennziffern sowie die Einhaltung der Datenschutzvorschriften informieren lassen.

Der Risikoausschuss hat im vergangenen Jahr viermal getagt. In jeder Sitzung hat der Chief Risk Officer (CRO) dem Ausschuss einen Portfoliobericht vorgelegt, mit dem der Ausschuss über die Höhe und Veränderung der Risikovorsorge, über Einzelengagements mit einem erhöhten Risikopotenzial sowie über branchenbezogene Teilportfolios informiert wurde. Auch hat sich der Ausschuss über die Markt- und Länderrisiken sowie das Kreditportfolio-Management berichten lassen. Gegenstand der Beratungen waren ferner:

- Berichte über den Umsetzungsstand der Mindestanforderungen an das Kreditgeschäft der Kreditinstitute und der Weiterentwicklung der Kreditrisikostrategie;
- ein Bericht zur Entwicklung der Rechtsprechung des Bundesgerichtshofs und des Europäischen Gerichtshofs zu vermittelten Immobilienfinanzierungen und Finanzierungen bei geschlossenen Immobilienfonds;
- ein Bericht über operationelle Risiken und ein Bericht zur Liquiditäts- und Fundingsituation.

Des Weiteren ließ sich der Ausschuss über Cross Asset Derivatives, die Ertragspotenziale und das Risikocontrolling bei diesem neuen Produkt unterrichten. Außerdem hat er sich über den Stand und die Umsetzung von Basel II in der HVB Group informiert.

Der gesetzlich vorgeschriebene Vermittlungsausschuss brauchte auch im vergangenen Jahr nicht zusammenzutreten.

Die jeweiligen Vorsitzenden der Ausschüsse haben in den Sitzungen des Aufsichtsratsplenums ausführlich sowohl über die Gegenstände als auch über die Ergebnisse der Beratungen und die Beschlussfassungen in den Ausschüssen berichtet. Außerdem wurden die Mitglieder des Aufsichtsrats in der Zeit zwischen den Sitzungen vom Vorstand schriftlich über besondere Vorgänge informiert. Der Vorsitzende des Aufsichtsrats traf sich regelmäßig mit dem Vorstandssprecher zu Beratungen über wesentliche Entwicklungen und ließ sich laufend über die Entscheidungen des Vorstands und über aktuelle Ergebnisse informieren.

Prüfung und Billigung des Jahresabschlusses 2004

Der Jahresabschluss und der Lagebericht für die Bayerische Hypo- und Vereinsbank Aktiengesellschaft sowie der nach International Financial Reporting Standards (IFRS) aufgestellte Konzernabschluss und Konzernlagebericht für das Geschäftsjahr 2004 sind unter Einbeziehung der Buchführung von der KPMG geprüft und jeweils mit dem uneingeschränkten Bestätigungsvermerk versehen worden.

Der Abschlussprüfer hat im Rahmen seiner Prüfungspflichten gemäß § 317 Abs. 4 HGB auch die bei der Bank bestehenden Überwachungssysteme für die Früherkennung von Risiken geprüft. Der Abschlussprüfer kommt zu dem Ergebnis, dass die eingerichteten Überwachungssysteme grundsätzlich zur Steuerung, Erkennung und Überwachung der von der HVB Group eingegangenen Risiken geeignet sind, und bestätigt, dass die Lageberichte für die AG und den Konzern die Risiken der künftigen Entwicklung zutreffend darstellen. An den Schlussbesprechungen des Vorstands mit dem Abschlussprüfer haben der Vorsitzende des Aufsichtsrats sowie der Vorsitzende des Prüfungsausschusses teilgenommen.

Die genannten Abschlussunterlagen wurden zusammen mit dem Bericht des Abschlussprüfers dem Aufsichtsrat zugeleitet. Im Rahmen der Vorprüfung hat sich der Prüfungsausschuss intensiv mit diesen Unterlagen befasst. In der vorbereitenden Sitzung des Prüfungsausschusses sowie in der nachfolgenden Bilanzsitzung des Aufsichtsrats hat der Prüfungsleiter des Abschlussprüfers über die Ergebnisse der Prüfung berichtet und eingehend die

Fragen der Aufsichtsratsmitglieder beantwortet. Außerdem hat der Vorstand die Abschlüsse in diesen Sitzungen ausführlich erläutert. Der Aufsichtsrat hat sich dem Ergebnis der Prüfung durch den Abschlussprüfer angeschlossen. Nach dem abschließenden Ergebnis seiner eigenen Prüfung von Jahres- und Konzernabschluss sowie Lage- und Konzernlagebericht hat er festgestellt, dass Einwendungen nicht zu erheben sind. In seiner Sitzung vom 16. März 2005 hat der Aufsichtsrat deshalb auf Empfehlung des Prüfungsausschusses den vom Vorstand aufgestellten Jahresabschluss und Konzernabschluss gebilligt. Damit ist der Jahresabschluss festgestellt.

Personalien

Zu Mitgliedern des Vorstands wurden mit Wirkung vom 17. Januar 2005 Frau Christine Licci und mit Wirkung vom 1. April 2005 Herr Johann Berger bestellt. Herr Gerhard Randa wird mit Ablauf der Hauptversammlung am 12. Mai 2005 aus dem Vorstand ausscheiden. Der Aufsichtsrat schlägt vor, Herrn Randa in der Hauptversammlung am 12. Mai 2005 zum Mitglied des Aufsichtsrats zu wählen. Bereits jetzt dankt der Aufsichtsrat Herrn Randa für seine hervorragende und sehr erfolgreiche Arbeit für den Konzern. Als ehemaliger Vorsitzender des Vorstands der Bank Austria Creditanstalt und anschließend als Vorsitzender des Aufsichtsrats dieser Bank hat Herr Randa die sehr dynamische Entwicklung dieses Teilkonzerns wesentlich geprägt und sich auch als Chief Operating Officer große Verdienste um unseren Konzern erworben.

Mit Ablauf der Hauptversammlung am 29. April 2004 ist Herr Dr. Diether Münich, der durch Beschluss des Registergerichts vom 13. Januar 2004 zum Mitglied des Aufsichtsrats bestellt worden war, von seinem Aufsichtsratsmandat zurückgetreten. An seiner Stelle wurde Herr Dr. Mathias Döpfner, Vorsitzender des Vorstands der Axel Springer AG, von der Hauptversammlung als Mitglied des Aufsichtsrats gewählt. Herr Dr. Münich ist seither auf Grund entsprechender Wahl Ersatzmitglied für jedes gewählte Aufsichtsratsmitglied der Anteilseigner. Von der Hauptversammlung am 29. April 2004 wurden ferner folgende Herren erneut für die Restlaufzeit der Mandate einzeln zu Mitgliedern des Aufsichtsrats gewählt: Dr. Manfred Bischoff, Volker Doppelfeld, Dr. Lothar Meyer, Dr. Hans-Jürgen Schinzler, Dr. Dr. h.c. Albrecht Schmidt, Dr. Siegfried Sellitsch, Prof. Dr. Wilhelm Simson und Prof. Dr. Dr. h.c. Hans-Werner Sinn. Sie waren im Mai 2003 mittels Liste gewählt und – wegen eines anhängigen Anfechtungsverfahrens – auf vorsorglichen Antrag des Vorstands am 17. Februar 2004 vom Amtsgericht München zu Aufsichtsratsmitgliedern bestellt worden. In der konstituierenden Sitzung des Aufsichtsrats im Anschluss an die Hauptversammlung wurden der Vorsitzende des Aufsichtsrats sowie die beiden stellvertretenden Vorsitzenden in ihren Ämtern bestätigt.

Am 25. März 2004 ist Herr Max Dietrich Kley, ehemaliger stellvertretender Vorsitzender des Vorstands der BASF AG und Mitglied des Aufsichtsrats desselben Unternehmens, aus dem Aufsichtsrat ausgeschieden, da er zum interimistischen Vorsitzenden des Vorstands der Infineon Technologies AG bestellt worden ist. Durch diese zeitlich begrenzte Bestellung hat sich eine Überkreuzverflechtung ergeben, da ein Mitglied des Vorstands der Bayerische Hypo- und Vereinsbank ebenfalls dem Aufsichtsrat von Infineon angehört. Nachdem Herr Kley sein Vorstandsmandat bei Infineon wieder beendet hat und damit der Hinderungsgrund für seine Bestellung entfallen ist, wurde Herr Kley durch Beschluss des Registergerichts München vom 2. November 2004 wieder zum Mitglied des Aufsichtsrats bestellt. Der Aufsichtsrat schlägt vor, Herrn Kley in der Hauptversammlung am 12. Mai 2005 erneut zum Mitglied des Aufsichtsrats zu wählen.

Herr Dr. Siegfried Sellitsch, Vorsitzender des Vorstands der Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögensverwaltung, hat mit Wirkung zum Ablauf der Hauptversammlung am 12. Mai 2005 den Rücktritt von seinem Aufsichtsratsmandat erklärt. Der Aufsichtsrat dankt Herrn Dr. Sellitsch auch an dieser Stelle für seine erfolgreiche Mitarbeit in diesem Gremium. Als Vorsitzender des ehemaligen Ausschusses für Treuhandgeschäfte und Mitglied des Risikoausschusses hat Herr Dr. Sellitsch die Aufsichtsratsarbeit wesentlich mitgestaltet.

Am 25. Juni 2004 verstarb im Alter von 79 Jahren der Ehrenvorsitzende unseres Aufsichtsrats, Herr Dr. Maximilian Hackl. Herr Dr. Hackl war im Jahr 1951 in die Bayerische Vereinsbank eingetreten. Achtundzwanzig Jahre lang war er Mitglied des Vorstands und seit 1976 dessen Sprecher. Von 1990 bis 1998 war Herr Dr. Hackl Aufsichtsratsvorsitzender der Bank, seit 1998 Ehrenvorsitzender des Aufsichtsrats der Bayerische Hypo- und Vereinsbank. Herr Dr. Hackl hat sich mit der ganzen Kraft seiner Persönlichkeit für die Bank und mit seinen herausragenden Fähigkeiten für ihren Erfolg eingesetzt. Mit Zielstrebigkeit und Dynamik trieb er den Ausbau zu einer großen deutschen Bank mit internationaler Präsenz voran und hat mit hohem Pflichtbewusstsein und natürlicher Autorität Geist und Stil der Bank geprägt.

Am 21. Januar 2005 ist Herr Rudolf Renner verstorben, der von 1975 bis 1986 dem Vorstand der Bayerische Hypotheken- und Wechsel-Bank angehörte und anschließend bis 1992 Mitglied des Beirats der Bank war. Mit unermüdlichem Einsatz, großem Geschick und sicherer Urteilskraft hat sich der Verstorbene um den Ausbau und die Weiterentwicklung der Bank sehr verdient gemacht. Am 26. Juni 2004 ist Herr Gerhard Thomas verstorben, der von 1988 bis 1993 Mitglied des Aufsichtsrats der Bayerische Vereinsbank war; er war dem Vorstand ein wichtiger, freundschaftlicher Ratgeber.

Das Andenken an die Verstorbenen werden wir in hohen Ehren halten.

Der Aufsichtsrat dankt dem Vorstand, den Mitarbeiterinnen und Mitarbeitern sowie den Mitarbeitervertretungen für den außergewöhnlichen Einsatz im vergangenen Jahr. Nach der weitgehenden Ausgliederung des gewerblichen Immobilienfinanzierungsgeschäfts und den hohen Abschreibungen auf Finanzanlagen im Jahre 2003, ist die jetzt vorgenommene Sonderwertberichtigung ein weiterer mutiger Schritt zu einer nachhaltigen Steigerung der Ertragskraft und damit zur Sicherung der Zukunft unserer Bank. Zur Umsetzung des Effizienzsteigerungsprogramms, durch das die Abwicklungsprozesse verschlankt und die Verwaltungsaufwendungen gesenkt werden sollen, sowie zu der laufenden Vertriebsoffensive insbesondere im Geschäftsfeld Deutschland wünscht der Aufsichtsrat dem Vorstand und allen Mitarbeiterinnen und Mitarbeitern viel Erfolg!

München, den 16. März 2005

Der Aufsichtsrat



Albrecht Schmidt
Vorsitzender

CORPORATE GOVERNANCE

Leitgedanke

Gute Corporate Governance ist von zentraler Bedeutung, wenn es gilt, für den Anleger sowie darüber hinaus für alle Interessentengruppen Wert zu sichern und nachhaltig auszubauen. Dabei hat der langfristige Unternehmenserfolg vor dem kurzfristigen Kapitalmarkterfolg zu stehen. Vorbildliche Corporate Governance wird dabei nicht allein durch Einhalten von formellen Bestimmungen, sondern vor allem durch gelebte verantwortungsvolle Unternehmensführung geprägt. Für die Bayerische Hypo- und Vereinsbank ist diese verantwortungsvolle Unternehmensführung eine Maxime, der sie durch enges und effizientes Zusammenwirken von Vorstand und Aufsichtsrat sowie durch Klarheit und Transparenz in der Kommunikation entspricht.

Rechtliche Grundlagen

Den rechtlichen Rahmen bilden für die Bayerische Hypo- und Vereinsbank mit Sitz in Deutschland insbesondere das Aktien- und Mitbestimmungsgesetz, das Kapitalmarktrecht sowie der Deutsche Corporate-Governance-Kodex. Den Empfehlungen des Deutschen Corporate-Governance-Kodex in der Fassung vom 21. Mai 2003 folgt die Bayerische Hypo- und Vereinsbank mit zwei Abweichungen, wobei einer dieser Empfehlungen nur teilweise nicht gefolgt wird. Im Sinne des »comply or explain«-Prinzips sind die Abweichungen in der Entsprechenserklärung des Vorstands und Aufsichtsrats vom 13. Dezember 2004 gemäß § 161 AktG im Einzelnen dargelegt: Bei der Directors & Officers-Versicherung (D&O) wird kein Selbstbehalt vereinbart, und bei der Vorstandsvergütung wird die Vergütung für den Vorstandssprecher künftig – also erstmals in diesem Geschäftsbericht für das Jahr 2004 – individualisiert angegeben. Bei den anderen Vorstandsmitgliedern bleibt es bei der bisherigen Darstellung der Gesamtvergütung. Der gesamte Wortlaut der Entsprechenserklärung mit Erläuterung der Abweichungen ist am Ende dieses Kapitels abgedruckt. Die Erklärung ist den Aktionären darüber hinaus auf der Website der Gesellschaft dauerhaft zugänglich gemacht worden. Auch den zahlreichen Anregungen des Kodex folgt die Bayerische Hypo- und Vereinsbank mit lediglich zwei Ausnahmen:

- Die Einführung unterschiedlicher Amtsperioden für die Anteilseignervertreter im Aufsichtsrat ist nicht vorgesehen, da sie einer anzustrebenden Kontinuität der Aufsichtsratsarbeit entgegenwirken würde. Auch würde eine solche Regelung nur die Anteilseignervertreter betreffen und damit die Aufsichtsratsmitglieder ungleich behandeln.
- Die Vergütung der Aufsichtsratmitglieder der Bayerische Hypo- und Vereinsbank enthält zurzeit keine auf den langfristigen Unternehmenserfolg bezogenen Bestandteile. Hierzu sind die Überlegungen, welche Maßstäbe für ein entsprechendes Vergütungsmodell geeignet sind, noch nicht abgeschlossen.

Weitere gesetzliche Regelungen, die der Transparenz und der Verhinderung missbräuchlicher Ausnutzung von Insiderinformationen dienen, finden sich im Wertpapierhandelsgesetz und im Anlegerschutzverbesserungsgesetz, insbesondere zum Insiderhandelsverbot, zur Ad-hoc-Publizität, zur Veröffentlichung von Wertpapiergeschäften von Organmitgliedern (Directors' Dealings) sowie zur Veröffentlichung von Beteiligungen an börsennotierten Unternehmen bei Erreichen, Über- oder Unterschreiten bestimmter Schwellenwerte. Ferner sind die gesetzlichen Regelungen zur Geldwäschebekämpfung und die hierzu ergangenen Richtlinien zu beachten, für deren Einhaltung und Umsetzung eine eigene Einheit in der Bank zuständig ist.

Satzung, Geschäftsordnung, Leitsätze, Compliance

www.hvbgroup.com/satzung

Außer den gesetzlichen Rahmendaten für die Führung und Kontrolle einer Aktiengesellschaft enthalten die von der Hauptversammlung beschlossene Satzung der Bayerische Hypo- und Vereinsbank sowie die Geschäftsordnungen, die sich Vorstand und Aufsichtsrat gegeben haben, Regelungen für die Unternehmensführung und -kontrolle. In Bezug auf das Wertpapier- und Immobiliengeschäft hat die Bank ferner Compliance-Richtlinien und Mitarbeiterleitsätze eingeführt. Die Einhaltung dieser Vorschriften wird vom Compliance-Beauftragten der Bank überwacht. Darüber hinaus hat der Vorstand der Bank einen Code of Conduct verabschiedet. Dieser Verhaltenskodex fasst bestehende Regelungen und ethische Grundsätze zusammen und legt sie verbindlich für den Vorstand und alle Mitarbeiter der HVB Group fest.

Effiziente Unternehmensüberwachung: Aufsichtsrat, Ausschüsse

Der Aufsichtsrat der Bayerische Hypo- und Vereinsbank besteht aus 20 Mitgliedern und setzt sich gemäß dem deutschen Mitbestimmungsgesetz zu gleichen Teilen aus Vertretern der Aktionäre und der Arbeitnehmer zusammen. Unabhängigkeit und Freiheit von Interessenkonflikten sind unabdingbare Voraussetzungen guter Aufsichtsarbeit und deshalb auch in der Geschäftsordnung für den Aufsichtsrat verankert. Bei den Vorschlägen zur Wahl der Aufsichtsratsmitglieder wird darauf geachtet, dass diese die erforderlichen Kenntnisse und Fähigkeiten besitzen und keine Organfunktionen und Beratungsaufgaben bei wesentlichen Konkurrenten ausüben. Eine Übersicht der Mandate der Aufsichtsratmitglieder in anderen gesetzlich zu bildenden Aufsichtsräten oder vergleichbaren Kontrollgremien ist im Anhang zum Jahresabschluss der AG veröffentlicht.

Nach dem deutschen Aktiengesetz sind die Aufgaben der Geschäftsleitung und Geschäftskontrolle streng getrennt. Aufgabe des Aufsichtsrats ist es, den Vorstand bei der Führung der Geschäfte zu überwachen und zu beraten. Die Bestellung und Abberufung der Vorstandsmitglieder gehört zu den zentralen Aufgaben des Aufsichtsrats. Darüber hinaus können bestimmte Arten von Geschäften kraft Gesetzes oder auf Grund von Zustimmungsvorbehalten des Aufsichtsrats nur mit dessen Zustimmung vorgenommen werden. Dies gilt insbesondere für Kapitalmaßnahmen und nach der Geschäftsordnung des Aufsichtsrats der Bayerische Hypo- und Vereinsbank für Investitionen oder Desinvestitionen ab einer bestimmten Größe. Zur Unterstützung seiner Arbeit hat der Aufsichtsrat der Bayerische Hypo- und Vereinsbank fünf Ausschüsse eingerichtet:

- Dem Präsidium gehören der Vorsitzende des Aufsichtsrats und seine beiden Stellvertreter an. Es befasst sich insbesondere mit der Vorstandsnachfolgeplanung und legt die Vorstandsvergütung und die Vergütungsstruktur fest.
- Der Ausschuss für Strategie und Geschäftsentwicklung besteht aus fünf Mitgliedern, hält in der Regel vier Sitzungen pro Jahr ab und befasst sich mit Fragen der strategischen Ausrichtung und der richtigen Positionierung des Unternehmens in einem sich verändernden Umfeld. Die Jahres- und Mehrjahresplanung, die Geschäftsentwicklung im Konzern sowie wesentliche Investitionen und Desinvestitionen sind weitere Themen der Beratung beziehungsweise Beschlussfassung.
- Der Prüfungsausschuss, der in der Regel viermal pro Jahr tagt, besteht aus fünf Mitgliedern. Ihm obliegen insbesondere die Vorbereitung der Entscheidung des Aufsichtsrats über die Feststellung des Jahresabschlusses und die Billigung des Konzernabschlusses sowie die Erörterung der Quartalsabschlüsse. Zu den weiteren Aufgaben dieses Ausschusses gehört die Vorbereitung des Vorschlags des Aufsichtsrats an die Hauptversammlung zur Wahl des Abschlussprüfers, wobei der Ausschuss die erforderliche Unabhängigkeit des Abschlussprüfers prüft sowie Art und Umfang der nicht prüfungsbezogenen Leistungen des Prüfers festlegt. Ferner obliegt dem Ausschuss die Erteilung des Prüfungsauftrags für den Jahres- und Konzernabschluss an den Abschlussprüfer auf Grund der Beschlussfassung der Hauptversammlung, einschließlich der Festlegung von Prüfungsschwerpunkten sowie des Honorars. Gegenstand der Erörterungen des Prüfungsausschusses sind außerdem die regelmäßigen Berichte der internen Revision über die Revisionsergebnisse.
- Dem Risikoausschuss, der fünf Mitglieder umfasst, wird in mindestens vier Sitzungen pro Jahr über Risikosituation und Risikomanagement des Unternehmens berichtet. Die Risikolage und die Früherkennung von Risiken sind für den Fortbestand eines Unternehmens von grundlegender Bedeutung. So erhält der Aufsichtsrat detaillierte Berichte insbesondere über Kredit-, Markt-, Liquiditäts- und Länderrisiken, aber auch über operationelle, Rechts- und Reputationsrisiken.

- Der Vermittlungsausschuss, dem je zwei Mitglieder der Anteilseignervertreter und der Arbeitnehmer angehören, hat dem Aufsichtsrat für die Bestellung oder die Abberufung von Vorstandsmitgliedern einen Vorschlag zu unterbreiten, wenn bei der vorausgegangenen Beschlussfassung des Aufsichtsrats die erforderliche Zweidrittelmehrheit nicht erreicht worden ist.

Die Vorsitzenden der Ausschüsse berichten im Plenum ausführlich über die Ausschussarbeit.

Vorstand

Der Konzernvorstand der Bayerische Hypo- und Vereinsbank ist das Leitungsorgan des Konzerns. Ihm gehörten im Geschäftsjahr 2004 sechs Mitglieder an. Seit 17. Januar 2005 besteht der Vorstand aus sieben und in der Zeit vom 1. April 2005 bis 12. Mai 2005 vorübergehend aus acht Mitgliedern. Neben dem Vorstandssprecher, der zugleich für das Ressort Human Resources Management zuständig ist, dem Chief Finance Officer (CFO), dem Chief Risk Officer (CRO) und dem Chief Operating Officer (COO), bei dem alle konzernweit technisch-operativen Aufgaben und das Kostenmanagement gebündelt sind, gehören dem Konzernvorstand zwei Mitglieder an, die für das Geschäftsfeld Deutschland – aufgeteilt in die Ressorts Privatkundengeschäft sowie Firmenkunden/Freie Berufe und Immobilien – verantwortlich sind. Außerdem ist jeweils ein Mitglied des Konzernvorstands für die Geschäftsfelder Österreich & Zentral- und Osteuropa sowie Corporates & Markets zuständig, wobei das Geschäftsfeld Österreich & Zentral- und Osteuropa von dem COO in Personalunion wahrgenommen wird. Dem Konzernvorstand nachgeordnet sind Bereichsvorstände, die unter der Leitung des jeweils zuständigen Mitglieds des Konzernvorstands die Verantwortung für die operative Leitung der einzelnen Bereiche innerhalb des Group Corporate Centers sowie der drei Geschäftsfelder tragen. Der Konzernvorstand berichtet dem Aufsichtsrat regelmäßig, zeitnah und umfassend über alle relevanten Fragen der Unternehmensplanung und strategischen Weiterentwicklung, über den Gang der Geschäfte und die Lage des Konzerns einschließlich der Risikolage.

www.hvbgroup.com/organisation

Überwachungs- und Führungsstruktur der HVB Group


Aufsichtsrat
20 Mitglieder
-Präsidium
-Ausschuss für Strategie- und Geschäftsentwicklung
-Prüfungsausschuss
-Risikoausschuss
-Vermittlungsausschuss
Auswahl, Beratung, Überwachung
Konzernvorstand
7 Mitglieder
Strategische Führung
1. Operative Führungsebene
Group Corporate Center
Bereichsvorstand
Geschäftsfeld Deutschland
Bereichsvorstand
Operative Verantwortung
Geschäftsfeld Österreich und CEE
Bereichsvorstand
Operative Verantwortung
Geschäftsfeld Corporates & Markets
Bereichsvorstand
Operative Verantwortung
COO

Aktionäre, Hauptversammlung

Die Aktionäre üben ihre Rechte in der Hauptversammlung aus, die vom Vorstand in der Regel einmal jährlich unter Angabe der Tagesordnung einberufen wird. Diese findet im ersten Halbjahr des Geschäftsjahrs statt. Es gilt das One-share-one-vote-Prinzip. Alle Aktionäre können ihr Stimmrecht selbst ausüben oder auch durch einen Bevollmächtigten oder einen weisungsgebundenen Stimmrechtsvertreter des Unternehmens ausüben lassen. Weisungen zur Stimmrechtsausübung an den Stimmrechtsvertreter können auch über das Internet erteilt werden. Einzelheiten hierzu werden den Aktionären mit der Einladung zur Hauptversammlung mitgeteilt. Die Hauptversammlung beschließt unter anderem über die Verwendung des Bilanzgewinns, die Entlastung von Vorstand und Aufsichtsrat, über die Wahl der Anteilseignervertreter im Aufsichtsrat und die Wahl des Abschlussprüfers, über Satzungsänderungen und Kapitalmaßnahmen.

www.hvbgroup.com/hv

Risikomanagement

Die Bayerische Hypo- und Vereinsbank verfügt über eine konzernweite Risikoüberwachung und -steuerung. Die Überwachungssysteme sind darauf ausgerichtet, dass Risiken frühzeitig erkannt werden. Controlling und Risikomanagement sind unter dem Verantwortungsbereich des Chief Risk Officer zusammengefasst, der regelmäßig im Risikoausschuss des Aufsichtsrats berichtet. Weitere Ausführungen hierzu enthält das Kapitel »Risk Report«.

Kommunikation, Transparenz

Die Bayerische Hypo- und Vereinsbank legt besonderen Wert auf eine regelmäßige und zeitnahe Kommunikation mit ihren Kunden, Eigentümern, Mitarbeitern und der Öffentlichkeit. Durch Pressemeldungen und Berichte wird über die Lage des Unternehmens informiert. Informationen, die geeignet sind, den Aktienkurs erheblich zu beeinflussen, werden als Ad-hoc-Mitteilungen veröffentlicht und auch auf der Website der Gesellschaft zur Verfügung gestellt. Darüber hinaus berichten im Rahmen regelmäßiger Analysten- und Pressekonferenzen der Vorstandssprecher und der Finanzvorstand über für das Unternehmen wichtige Themen sowie über aktuelle Geschäftszahlen. Die entsprechenden Termine werden in einem Finanzkalender veröffentlicht.

www.hvbgroup.com/ir

Entsprechenserklärung 2004 zum Deutschen Corporate-Governance-Kodex

Aufsichtsrat und Vorstand haben am 13. Dezember 2004 nachfolgende Entsprechenserklärung nach § 161 Aktiengesetz abgegeben:

Vorstand und Aufsichtsrat der Bayerische Hypo- und Vereinsbank Aktiengesellschaft erklären, dass den vom Bundesministerium der Justiz im amtlichen Teil des elektronischen Bundesanzeigers bekannt gemachten Empfehlungen der »Regierungskommission Deutscher Corporate-Governance-Kodex« in der Fassung vom 21. Mai 2003 im Geschäftsjahr 2004 mit folgenden Abweichungen entsprochen wurde und künftig entsprochen wird:

- Nach Ziffer 3.8 Satz 3 des Corporate-Governance-Kodex soll ein angemessener Selbstbehalt vereinbart werden, wenn die Gesellschaft für Vorstand und Aufsichtsrat eine D & O-Versicherung abschließt.
  Verantwortungsvolles Handeln ist für alle Organmitglieder selbstverständliche Pflicht; eines Selbstbehalts bedarf es deshalb nicht.
- Nach Ziffer 4.2.4 Satz 2 des Corporate-Governance-Kodex sollen die Angaben über die Vergütung der Vorstandsmitglieder im Anhang des Konzernabschlusses individualisiert erfolgen.

Dieser Empfehlung wurde bisher nicht entsprochen.

Die Vergütung für den Sprecher des Vorstands wird künftig – also erstmals im Anhang des Konzernabschlusses für das Jahr 2004 – individualisiert angegeben werden. Bei den anderen Vorstandsmitgliedern bleibt es bei der bisherigen Darstellung der Gesamtvergütung, wobei im Anhang des Konzernabschlusses und im Vergütungsbericht auch die einzelnen Vergütungsbestandteile, nämlich Fixum, erfolgsbezogene Komponenten und Komponenten mit langfristiger Anreizwirkung, ausgewiesen werden. Damit wird dieser Kodex-Empfehlung künftig teilweise entsprochen. Eine weitergehende Individualisierung hat nach unserer Meinung mehr Nach- als Vorteile für die Gesellschaft.

München, den 16. März 2005

Der Vorstand Der Aufsichtsrat

VERGÜTUNGS-BERICHT

In Übereinstimmung mit dem Deutschen Corporate-Governance-Kodex werden im Folgenden die Grundzüge des Vergütungssystems für den Vorstand der Bayerische Hypo- und Vereinsbank erläutert. Ergänzend hierzu wird die Aufsichtsratsvergütung im Einzelnen beschrieben.

Struktur der Vorstandsvergütung

Die Vergütung für die Vorstandsmitglieder wird vom Präsidium des Aufsichtsrats festgelegt. Sie umfasst feste und variable Bestandteile: eine feste Vergütung, eine variable Vergütung mit erfolgsbezogenen Komponenten (Performance-Bonus) sowie einen Vergütungsbestandteil mit langfristiger Anreizwirkung (Long Term Incentive) in Form einer aktienbasierten Vergütung (Phantom Stocks). Die Zielbeträge dieser drei Vergütungsbestandteile sind gleichgewichtig, das heißt jeder Zielbetrag umfasst etwa ein Drittel der Gesamtvergütung. Die Angemessenheit der Vergütung orientiert sich an den Aufgaben und dem persönlichen Beitrag des Vorstandsmitglieds, der Leistung des Vorstands insgesamt sowie der wirtschaftlichen Lage und dem Zukunftspotenzial des Unternehmens unter Berücksichtigung des Vergleichsumfelds.

Feste Vergütung

Die feste Vergütung wird monatlich als Gehalt ausgezahlt.

Performance-Bonus

Die Höhe der variablen Vergütung (Performance-Bonus) ist von dem Erreichen bestimmter, jeweils zu Beginn des Geschäftsjahrs zwischen dem Vorstand und dem Präsidium des Aufsichtsrats festgelegter Ziele abhängig. Bemessungsgrundlage ist unter anderem das Konzernergebnis nach Steuern. In seiner Sitzung am 26. November 2004 hat das Präsidium beschlossen, ab 2005 zusätzlich individuelle Ziele, die im Zuständigkeitsbereich des jeweiligen Vorstandsmitglieds liegen, festzulegen. Der Performance-Bonus wird mit den April-Bezügen des Folgejahrs ausgezahlt.

Phantom Stocks (Long Term Incentive)

Als Vergütungsbestandteil mit langfristiger Anreizwirkung haben die Mitglieder des Vorstands bisher eine von der Marktperformance der HVB-Aktie abhängige Aktientantieme erhalten. Durch das am 30. Oktober 2004 in Kraft getretene Anlegerschutzverbesserungsgesetz wurden der Insidertatbestand neu geregelt und der Anwendungsbereich dieser Bestimmung deutlich ausgedehnt. Um zu vermeiden, dass sich die Mitglieder des Vorstands dem Vorwurf einer Verletzung der Insiderregelungen aussetzen, wenn sie über die ihnen zugeteilten Aktien während der Laufzeit ihres Vorstandsmandats verfügen, hat das Präsidium des Aufsichtsrats in seiner Sitzung am 26. November 2004 beschlossen, den Vorstandsmitgliedern als Long Term Incentive künftig keine Aktien, sondern eine Geldzahlung nach Ablauf von drei Jahren im

Gegenwert einer bestimmten Anzahl von HVB-Aktien zuzusagen. Da die Aktien nur als Rechengröße für die Höhe der Geldzahlung dienen, werden sie als Phantom Stocks bezeichnet. Nach Ablauf von drei Jahren erhalten die Mitglieder des Vorstands den dann gegebenen Börsenwert der Aktien in bar ausgezahlt. Hierdurch nehmen die Vorstandsmitglieder an der Kursentwicklung der HVB-Aktie unmittelbar teil, weil sich die Höhe der Zahlung nach dem Kurs der Aktien nach Ablauf des Dreijahreszeitraums bestimmt. Maßgeblich für die Zusage von Phantom Stocks ist die Entwicklung des Durchschnittskurses der HVB-Aktie im abgelaufenen Geschäftsjahr im Vergleich zu einem gewichteten Durchschnittskurs eines Vergleichskorbs von mindestens acht europäischen Kreditinstituten, die hinsichtlich Struktur und Größe mit der Bayerische Hypo- und Vereinsbank vergleichbar sind. Dabei wird keines der Vergleichsinstitute mit mehr als 20% innerhalb des Vergleichskorbs gewichtet. Über die Zusammensetzung des Vergleichsindex entscheidet das Aufsichtsratspräsidium zu Beginn eines jeden Jahrs. Erreicht der HVB-Aktienkurs den Vergleichsindex, dann können Phantom Stocks bis zu einem vom Präsidium des Aufsichtsrats im Voraus festgelegten Euro-Gegenwert zugesagt werden. Über- oder unterschreitet der Durchschnittskurs der HVB-Aktie den Vergleichsindex, erhöht oder ermäßigt sich der Euro-Gegenwert pro angefangenem 1%-Punkt Über- oder Unterschreitung um 3%. Der Gegenwert der zugesagten Phantom Stocks ist nach oben betraglich begrenzt; er darf 200% des Zielbetrags für diese Vergütungskomponente nicht übersteigen.

Vergütungen der Vorstandsmitglieder für Aufsichtsratsmandate bei Konzernunternehmen sind an die Bayerische Hypo- und Vereinsbank AG abzuführen.

Für das Geschäftsjahr 2004 betrugen die Bezüge der Vorstandsmitglieder insgesamt 8 Mio €.[1]

In der Entsprechenserklärung zum Deutschen Corporate-Governance-Kodex vom 13. Dezember 2004 haben Vorstand und Aufsichtsrat erklärt, dass die Vergütung für den Sprecher des Vorstands künftig individualisiert, für die anderen Vorstandsmitglieder wie bisher zusammengefasst angegeben wird (siehe unten).

Pensionszusagen

Neben der laufenden Vergütung haben die Mitglieder des Vorstands Pensionszusagen in Form einer leistungsbezogenen Zusage, das heißt der Zusage eines bestimmten Pensionsbetrags, erhalten. Das Präsidium des Aufsichtsrats hat in seiner Sitzung am 26. November 2004 beschlossen, bei neu eintretenden Vorstandsmitgliedern zu einer beitragsbezogenen Zusage überzugehen. Neu eintretende Vorstandsmitglieder erhalten dabei einen festgelegten Prozentsatz der für das vergangene Jahr gezahlten Vergütung zusätzlich als Deferred Compensation für künftige Pensionsleistungen zur Verfügung gestellt. Gegenüber der Leistungszusage hat dies den Vorteil, dass damit alle Verpflichtungen des Unternehmens aus dem Vorstandsvertrag erfüllt sind und keine Belastung künftiger Jahre durch veränderte Rückstellungsberechnungen erfolgt.

Die Gesamtbezüge der früheren Mitglieder des Vorstands und ihrer Hinterbliebenen beliefen sich im Jahre 2004 auf 9 Mio €. Für Pensionsverpflichtungen gegenüber früheren Vorstandsmitgliedern und deren Hinterbliebenen bestanden per 31. Dezember 2004 Pensionsrückstellungen im Konzern in Höhe von 97 Mio €.

Bezüge der Vorstandsmitglieder

in Mio €	Fixum		Erfolgsbezogene Komponenten		Komponenten mit langfristiger Anreizwirkung		Insgesamt	
	2004	2003	2004	2003	2004	2003	2004	2003
Mitglieder des Vorstands der HVB AG	4	4	2	2	2	2	8[1]	8
davon entfielen Bezüge auf den Sprecher des Vorstands für 2004	0,8		0,4		0,4		1,6	

[1] Hierin nicht enthalten sind variable Bezüge für das Geschäftsjahr 2003, die erst in 2004 festgelegt und ausgezahlt wurden.

Vergütung der Aufsichtsratsmitglieder

Die Vergütung der Aufsichtsratsmitglieder ist in § 15 der Satzung der Bayerische Hypo- und Vereinsbank geregelt. Die zurzeit geltende Satzungsregelung basiert auf einem Beschluss der Hauptversammlung vom 3. Mai 2000. Die Vergütung ist in einen festen und einen variablen, dividendenabhängigen Bestandteil aufgeteilt. Hiernach erhalten die Mitglieder des Aufsichtsrats eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von 15 000,– € und eine dividendenabhängige Vergütung von 400,– € für je 0,01 € Dividende, soweit diese 0,12 € je Stückaktie übersteigt. Der Vorsitzende des Aufsichtsrats erhält das Doppelte, stellvertretende Vorsitzende das Eineinhalbfache der genannten Vergütungen. Ferner steht dem Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahrs zahlbare Vergütung von jährlich 370 000,– € zur Verfügung, die gemäß Aufsichtsratsbeschluss zur Vergütung der Ausschussmitglieder verwendet wird. Hiernach erhalten die Mitglieder des Ausschusses für Strategie und Geschäftsentwicklung, des Prüfungsausschusses sowie des Risikoausschusses eine jährliche Vergütung von je 20 000,– €. Die Vorsitzenden der Ausschüsse erhalten das Doppelte. Keine gesonderte Ausschussvergütung erhalten die Mitglieder des Präsidiums sowie die Mitglieder des gesetzlich vorgeschriebenen Vermittlungsausschusses, der nur bei Bedarf zusammentritt. Darüber hinaus werden den Aufsichtsratsmitgliedern ihre Auslagen sowie die auf die Aufsichtsratstätigkeit entfallende Umsatzsteuer erstattet.

Aufsichtsratsmitglieder, die nur während eines Teils des Geschäftsjahrs dem Aufsichtsrat angehören, erhalten eine anteilsmäßige tageweise Vergütung.

Für das Geschäftsjahr 2004, für das keine dividendenabhängige Vergütung angefallen ist, stellt sich die Vergütung der Aufsichtsratsmitglieder wie folgt dar:

Vergütung der Aufsichtsratsmitglieder

in €	Feste Vergütung	Vergütung für Ausschusstätigkeit	Insgesamt (ohne Umsatzsteuer)
Dr. Dr. h. c. Albrecht Schmidt, Vorsitzender	30 000	100 000	130 000
Peter König, stellv. Vorsitzender	22 500	20 000	42 500
Dr. Hans-Jürgen Schinzler, stellv. Vorsitzender	22 500	20 000	42 500
Dr. Manfred Bischoff	15 000	—	15 000
Dr. Mathias Döpfner[1]	10 082	—	10 082
Volker Doppelfeld	15 000	—	15 000
Klaus Grünewald	15 000	—	15 000
Anton Hofer	15 000	20 000	35 000
Max Dietrich Kley[2]	5 943	7 924	13 867
Friedrich Koch	15 000	—	15 000
Hanns-Peter Kreuser	15 000	20 000	35 000
Dr. Lothar Meyer	15 000	40 000	55 000
Dr. Diether Münich[3]	4 426	—	4 426
Herbert Munker	15 000	20 000	35 000
Dr. Siegfried Sellitsch	15 000	20 000	(23 923)[4] 35 000
Professor Dr. Wilhelm Simson	15 000	20 000	35 000
Professor Dr. Dr. h. c. Hans-Werner Sinn	15 000	20 000	35 000
Maria-Magdalena Stadler	15 000	—	15 000
Ursula Titze	15 000	—	15 000
Jens-Uwe Wächter	15 000	20 000	35 000
Helmut Wunder	15 000	20 000	35 000
Summe	**320 451**	**347 924**	**(657 298) 668 375**

[1] Seit 29. 4. 2004.
[2] Bis 25. 3. 2004 und wieder seit 2. 11. 2004.
[3] Vom 13. 1. 2004 bis 29. 4. 2004.
[4] Abzüglich 30% Aufsichtsratssteuer und 5,5% Solidaritätszuschlag.

DIE AKTIE

Die HVB-Aktie im Überblick

Im Berichtsjahr verlief die Entwicklung der HVB-Aktie volatil. Auf Jahressicht büßte unsere Aktie 5,2% ein und blieb damit um rund 12% hinter dem deutschen Aktienindex DAX zurück. Die im ersten Halbjahr deutlich schwächere Entwicklung gegenüber dem DAX konnte die HVB-Aktie infolge einer deutlich verbesserten Performance im Anschluss an unser Halbjahresergebnis dabei teilweise kompensieren. Insgesamt sind wir mit dem Kursverlauf der HVB-Aktie im Jahr 2004 nicht zufrieden.

Die Gewichtung der HVB-Aktie hat sich im vergangenen Jahr von 1,6% auf 2,2% im DAX und von 11,6% auf 15,6% im Prime Banks Index erhöht. Dies ist im Wesentlichen auf unsere im Frühjahr 2004 abgeschlossene Kapitalerhöhung zurückzuführen. Die Deutsche Börse errechnet die Gewichtung nach der Freefloat-Marktkapitalisierung der im DAX vertretenen Stammaktien, das heißt der Marktkapitalisierung aller Aktien unter der 5-%-Meldeschwelle, die sich nicht im dauerhaften, festen Besitz befinden.

Entwicklung im Jahresverlauf

Im ersten Monat des Jahres konnte die HVB-Aktie an den Turnaround des Jahres 2003 anschließen und erreichte am 19. Januar 2004 ihr Jahreshoch von 21,13 €. Im weiteren Verlauf des ersten Quartals konnte sich die HVB-Aktie dem Abwärtstrend der Finanzwerte, der nach dem Terroranschlag in Madrid vom März einsetzte, nicht entziehen. Insgesamt entwickelte sich die Aktie in den ersten drei Monaten schwächer als der Gesamtmarkt. Dabei ist allerdings zu berücksichtigen, dass wir im ersten Quartal unsere Kapitalerhöhung in einem eher ungünstigen Börsenumfeld zu platzieren begannen.

Nach dem erfolgreichen Abschluss der Kapitalerhöhung im zweiten Quartal verlief die Aktienkursentwicklung im April zunächst parallel zum DAX. Auf Grund des unter den Erwartungen des Marktes liegenden ersten Quartalsergebnisses geriet die Aktie Ende April unter Druck. Im Mai und Juni stabilisierte sich der Kursverlauf und verlief erneut parallel zum Gesamtmarkt. Im zweiten Quartal verlor die HVB-Aktie 8,3%.

Im dritten Quartal entwickelte sich unsere Aktie anfangs schwächer als der DAX und erreichte ihren Jahrestiefststand von 12,86 € am 15. Juli 2004. Im Zuge der Veröffentlichung des Halbjahresergebnisses Anfang August konnte die Aktie dann kräftig zulegen. Im Verlauf des dritten Quartals gewann sie insgesamt fast 6% an Wert und beendete das Quartal bei einem Stand von 15,46 €.

Im Schlussquartal setzte die HVB-Aktie den positiven Trend fort und gewann an Fahrt, insbesondere nach der am 4. November erfolgten Bekanntgabe der Ergebnisse für das dritte Quartal. Wir kündigten zum gleichen Zeitpunkt das Effizienzprogramm PRO an. Am 8. Dezember erreichte die Aktie mit 17,26 € den höchsten Stand des letzten Quartals 2004. Die HVB-Aktie hat am Ende des Jahres mit einem Kurs von 16,70 € geschlossen. Insgesamt konnte unsere Aktie im Verlauf des vierten Quartals 8% an Wert gewinnen.

Im Rahmen der am 21. Januar 2005 bekannt gegebenen Neuausrichtung der Immobilienfinanzierung im Geschäftsfeld Deutschland haben wir mitgeteilt, dass insbesondere auf Grund der Sonderwertberichtung in Höhe von 2,5 Mrd € und der damit verbundenen Belastung des Jahresergebnisses eine Dividendenzahlung für das Geschäftsjahr 2004 entfällt.

Erfolgreiche Kapitalerhöhung von 3 Mrd € führt zur deutlichen Stärkung unserer Kapitalbasis

Am 26. Februar 2004 hatten wir angekündigt, dass wir durch eine Kapitalerhöhung die Kapitalbasis der HVB Group stärken wollen. Im Rahmen der im April 2004 abgeschlossenen Transaktion haben wir unser Gezeichnetes Kapital um 643 Mio € erhöht. Zu diesem Zweck haben wir unseren Aktionären 214 410 440 neue Aktien zum Preis von je 14 € zum Bezug angeboten. Das Bezugsverhältnis betrug 5:2, das heißt für je fünf alte HVB-Aktien konnten zwei neue HVB-Aktien bezogen werden.

Verglichen mit anderen großen Kapitalerhöhungen in Deutschland des Jahres 2004 erzielte die HVB-Aktie den geringsten Abschlag zwischen dem Bezugspreis und dem theoretischen Aktienwert ohne Bezugsrechte. Das gesamte Emissionsvolumen der Transaktion betrug rund 3 Mrd €, die Bezugsquote für die neuen Aktien lag bei 99,8%. Insgesamt stieß die Platzierung auf hohe Nachfrage, wobei Investoren außerhalb Deutschlands besonders reges Interesse zeigten.

Die HVB hat mit einem innovativen Bieterverfahren, unter Mitwirkung eines internationalen Bankenkonsortiums, attraktive Bezugskonditionen festgelegt und konnte so trotz hoher Volatilität der Märkte den Verwässerungseffekt der Kapitalerhöhung vermindern. Die Transaktion wurde durch ein internationales Bankenkonsortium unter der Führung von JP Morgan, Lehman Brothers und HVB Group realisiert. Die Kapitalerhöhung war die bisher größte durchgeführte Barkapitalmaßnahme unserer Bank und zugleich die größte Bezugsrechtsemission in Deutschland im Berichtsjahr.

Die Notierung der neuen Aktien erfolgte zum 6. April 2004 an allen deutschen Wertpapierbörsen, der Wiener Börse und der SWX Swiss Exchange.

HVB-Aktie im Vergleich zum DAX 30


HVB-Aktie in € vom 1.1. bis 31.12.2004
22,0
19,5
17,0
14,5
DAX 30
indexiert auf HVB
HVB-Aktie
Jan Feb Mär Apr Mai Jun Jul Aug Sep Okt Nov Dez

Gewichtung der HVB-Aktie in den wichtigsten Aktienindizes zum 31. Dezember 2004

	Gewichtung	Rang
DAX	2,19%	13
Prime Banks	15,56%	2

Kennzahlen der HVB-Aktie (basierend auf durchschnittlicher Anzahl der Aktien)

in €	2004	2003
Durchschnittliche Anzahl der Aktien		
in Mio	697,1	536,3
Anzahl der Aktien zum 31. 12.		
in Mio	750,7	536,3
Betriebsergebnis je Aktie	1,99	2,67
Ergebnis vor Steuern je Aktie	– 2,55	– 4,00
Ergebnis je Aktie (bereinigt)[1]	0,91	0,54
Ergebnis je Aktie	– 3,27	– 4,92
Bilanzielles Eigenkapital je Aktie[2]	16,94	20,26
Net-Asset-Value je Aktie[3]	14,11	17,25
Dividende je Stammaktie	—	—
Dividende je Vorzugsaktie	—	—
Börsenkurs: Jahresende	16,70	17,62[4]
Höchststand	21,13	19,26[4]
Tiefststand	12,86	5,47[4]

Verbesserte Performance im Jahresverlauf

2004	Kurs HVB	Quartalsperformance
	in €	in %
1. Quartal	15,94	-9,5
2. Quartal	14,62	-8,3
3. Quartal	15,46	5,7
4. Quartal	16,70	8,0

[1] 2004 bereinigt um Goodwillabschreibungen, Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.
2003 bereinigt um Goodwillabschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte.

[2] Basis zur Berechnung: Gezeichnetes Kapital, Kapitalrücklage, Gewinnrücklagen sowie Rücklagen aus Währungs- und sonstigen Veränderungen.

[3] Basis zur Berechnung: Gezeichnetes Kapital, Kapitalrücklage, Gewinnrücklagen sowie Rücklagen aus Währungs- und sonstigen Veränderungen zuzüglich AfS-Rücklage abzüglich Geschäfts- oder Firmenwerte.

[4] HVB Aktienkurs um Bezugsrechtsabschlag bereinigt.

Aktionärsstruktur: starker Streubesitz

In regelmäßigen Abständen untersuchen wir unsere Aktionärsstruktur und ihre Veränderung. Die letzte Erhebung zeigt, dass institutionelle Investoren ca. 60% der Anteile der HVB Group halten und der Anteil der Privatinvestoren bei rund 15% liegt. Die strategischen Investoren Münchener Rück, Privatstiftung zur Verwaltung von Anteilsrechten und Bayerische Landesstiftung halten zusammen ca. 25% unserer Aktien. Insgesamt befinden sich 81,6% unserer Aktien in Streubesitz, liegen also unter der so genannten 5-%-Veröffentlichungsschwelle.

Der größte Teil unserer institutionellen Investoren befindet sich in den USA; deutsche Investoren rangieren an zweiter Stelle. Britische Anteilseigner nehmen den dritten Platz ein, gefolgt von Investoren aus der Schweiz (3,8%) und Italien (2,5%). Im Vergleich zur vorhergehenden Erhebung hat sich der Aktienanteil im restlichen Europa erhöht. Dies sehen wir als positiven Schritt in Richtung einer geographischen Verbreiterung unserer Aktionärsstruktur.

Umfangreiche Coverage durch Aktienanalysten

Im Jahr 2004 haben rund 40 Aktienanalysten unser Unternehmen aktiv begleitet und Studien über die HVB Group veröffentlicht. Eine Zusammenstellung der Einschätzungen von 26 renommierten Banken und Wertpapierhäusern haben wir auf unserer Investor-Relations-Internetseite veröffentlicht. Anfang März 2005 wurde die HVB-Aktie wie folgt eingeschätzt: Die Mehrheit (61%) der Analysten empfiehlt die Aktie zum »Halten«, 27% zum »Untergewichten« und 12% zum »Übergewichten«.

www.hvbgroup.com/empfehlungen

Erhöhtes Handelsvolumen der HVB-Aktie

Im Jahr 2004 hat sich das Handelsvolumen unserer Aktie auf Grund des gestiegenen Interesses im Vergleich zum Vorjahr deutlich erhöht: das durchschnittliche tägliche Handelsvolumen der HVB-Aktie im Jahr 2004 lag bei 4,4 Mio Stück; dies entspricht einer Steigerungsrate von 35% (2003: 3,2 Mio).

Investor-Relations-Aktivitäten: Roadshows und Einzelgespräche...

Hauptziel unserer Investor-Relations-Arbeit ist die offene und kontinuierliche Kommunikation mit Analysten, institutionellen Investoren und Privatanlegern. Damit wollen wir eine faire Bewertung der HVB-Aktie am Kapitalmarkt sicherstellen. Insbesondere streben wir mit unserer Arbeit auch eine Verbreiterung unserer bestehenden Aktionärsbasis an. Im Berichtsjahr stand die Erhöhung der finanziellen Transparenz der HVB Group im Vordergrund.

Aktionärsstruktur

Anteil am Grundkapital in % (Schätzgrößen)


Institutionelle 60,0*
Strategische 25,0
Private 15,0

* Anteil der eindeutig identifizierbaren Investoren ca. 40%.

Quelle: Thomson Financial, HVB.

Geographische Verteilung institutioneller Investoren**

in %


USA 42,6
Deutschland 21,8
Großbritannien, Irland 15,9
Restliches Europa 15,5
Restliche Welt 4,2

** Es handelt sich hier um die von uns identifizierten Investoren.

Wir ermöglichen Investoren durch Roadshows, Einzelgespräche und die Teilnahme an internationalen Konferenzen den Zugang zum Management der HVB Group.

Im Berichtszeitraum haben wir mehr als 200 Treffen mit Investoren und Analysten durchgeführt. Wir konnten rund 15 Roadshows in Europa und den USA mit Vorstandsmitgliedern und unserem IR-Team erfolgreich gestalten. Bei Treffen mit Finanzanalysten und Investoren erläuterten wir die Strategie, Ziele und Ergebnisse der HVB Group. Darüber hinaus haben Mitglieder des Vorstands während des Jahres 2004 an acht bedeutenden Investorenkonferenzen in Europa und USA teilgenommen.

... Ausbau der IR-Website ...

Auf unserer Investor-Relations-Internetseite bieten wir Aktionären und Analysten Informationen rund um die HVB-Aktie, Aufzeichnungen unserer IR-Veranstaltungen sowie aktuelle Finanzdaten. Die Geschäfts- und Zwischenberichte sind in einer nutzerfreundlichen interaktiven Version abrufbar; sie können auch direkt bestellt werden. Die Palette der weiteren Themen reicht von einem Konzernporträt über Corporate Governance bis hin zu Informationen für unsere Fixed-Income-Investoren. Privataktionäre können sich über unsere kostenlose Hotline oder per E-Mail direkt an das Investor-Relations-Team wenden.

www.hvbgroup.com/ir

... und Erfolg unseres ADR-Programms

Im Rahmen eines Sponsored-Level-I-ADR-Programms werden in den USA HVB-American-Depositary-Receipts (ADRs) auf dem Over-the-Counter(OTC)-Markt gehandelt. Unser ADR-Programm ermöglicht amerikanischen institutionellen Investoren, die hinsichtlich ihrer ausländischen Wertpapieranlagen Beschränkungen unterliegen, eine Investition in die HVB-Aktie. In diesem Fall repräsentiert ein ADR eine Aktie. In den zurückliegenden zweieinhalb Jahren ist die Anzahl der ausstehenden ADRs der HVB auf mehr als das Dreifache gestiegen – ein Beleg für das gestiegene Interesse im amerikanischen Markt. Im Geschäftsjahr 2004 schloss das HVB-ADR-Programm auf fast unverändertem Stand von US$ 22,60 (gegenüber US$ 22,80 am 31. Dezember 2003). Ursache war die schwache Entwicklung des Dollars gegenüber dem Euro.

Ratings

	Langfristig	Kurzfristig	Ausblick	Öffentliche Pfandbriefe	Hypothekenpfandbriefe
Moody's	A3	P-1	negative	Aa2*	Aa3*
S&P	A–	A-2	negative	AAA	—
Fitch Ratings	A–	F2	stable	AAA	AAA**

* Auf »review for possible upgrade« seit 15. März 2004
** Auf »Rating Watch Negative« seit 21. Januar 2005




»Wir bringen die Infrastruktur des Landes voran
und verdienen auch noch Geld damit. Darauf bin
ich schon ein bisschen stolz.«
→ Geschäftsfeld Österreich & Zentral- und Osteuropa

Dusan Hladny
Bereichsleiter
Firmenkundengeschäft
HVB Bank, Prag

SONDERKAPITEL

- Wertorientierte Weiterentwicklung: Strategieprogramm »Mit Europa wachsen« erfolgreich gestartet
- Neuausrichtung in der Immobilienfinanzierung im Geschäftsfeld Deutschland
- Ertragsinitiativen und Effizienzsteigerung sichern nachhaltige Wertschöpfung
- Wertorientierte Steuerung: Kapitalallokation richtet sich nach Wertbeiträgen der Geschäftsfelder

MIT EUROPA WACHSEN: WERTORIENTIERTE WEITERENTWICKLUNG DER HVB GROUP

Von der Transformation zur wertorientierten Weiterentwicklung

Mit dem Abschluss des Geschäftsjahrs 2004 hat die HVB Group weitere Schritte im Prozess der Fokussierung ihres Geschäftsmodells, der nachhaltigen Stärkung ihrer Wertschöpfungsstrukturen und der Erweiterung ihrer strategischen Gestaltungskraft realisiert. Bereits 2003 hatten wir mit dem Transformationsprogramm Meilensteine bei der weitreichenden Veränderung der Konzernstrukturen und der umfassenden Optimierung des Risikoprofils der Bank erreicht (siehe auch das Sonderkapitel im Geschäftsbericht 2003). Diese Phase grundlegender strategischer Weichenstellungen schließen wir nach der Bereinigung des Beteiligungsportfolios und der Kapitalerhöhung im Frühjahr 2004 nun mit der zum Jahresbeginn 2005 angekündigten Neuausrichtung der Immobilienfinanzierung ab. Damit haben wir wesentliche Grundlagen für unser Strategieprogramm »Mit Europa wachsen« gelegt, das wir im Berichtsjahr gestartet haben und in diesem Jahr beschleunigen werden.

Mit diesem Programm wechseln wir den Fokus der HVB Group von der Restrukturierung des Konzerns folgerichtig auf die Wertsteigerung im Kundengeschäft. Die Bausteine von »Mit Europa wachsen« sind:
- aktives Kapital- und Risikomanagement,
- Stärkung unserer operativen Ertragskraft,
- kontinuierliche Schärfung unseres Geschäftsprofils.

2005 werden wir uns konsequent auf diese Bausteine konzentrieren und die HVB Group wertorientiert weiterentwickeln. Es ist unser Ziel, die Profitabilität der HVB Group im europäischen Wettbewerb signifikant zu steigern und uns zusätzliche Optionen profitablen Wachstums in unseren Kernmärkten zu eröffnen.

»Mit Europa wachsen« mit deutlichen Fortschritten: Initialzündung beim Kapitalmanagement...

Die im April 2004 platzierte Kapitalerhöhung war im Zusammenhang mit der Bereinigung unseres Beteiligungsportfolios Teil eines in sich schlüssigen Maßnahmenbündels und zugleich Initialzündung eines aktiven Kapitalmanagements. Wir werden die aktive Allokation unseres Eigenkapitals als zentralen Bestandteil unseres wertorientierten Kapitalmanagements künftig auch weiterhin hoch priorisieren (siehe auch die Angaben zu Wertmanagement in diesem Kapitel).

...striktes Risikomanagement zeigt positive Auswirkungen...

Im Anschluss an die Abschreibung der Buchwerte unserer wesentlichen Beteiligungspositionen auf ihre aktuellen Marktwerte im Jahresabschluss 2003 haben wir uns zu Beginn des Berichtsjahrs von unserem Allianz-Paket vollständig getrennt und unsere Beteiligung an der Münchener Rück auf unter 10% reduziert. Dies waren bereits wesentliche Schritte zur umfassenden Reduktion unserer Marktrisikopositionen. Weitere Schritte waren unter anderem auch die Veräußerung unserer Beteiligungen an E.ON sowie an Brau und Brunnen im Berichtsjahr. Wir werden uns auch weiterhin von nicht strategischem Beteiligungsbesitz trennen.

Maßnahmen zur Steigerung der Eigenkapitalrentabilität nach Steuern


Stärkung Kapital-management
Verbesserung Risiko-management
8-9%
4,9%
Steigerung operativer Profitabilität
Schärfung Geschäftsprofil
2004*
2005

* 2004 bereinigt um Goodwill-abschreibungen, Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.

Was die Kreditrisiken betrifft, konnten wir unsere ursprüngliche Erwartung für die Risikovorsorge bereits zum Halbjahr 2004 nach unten korrigieren. Dazu trugen Entspannungstendenzen im gesamtwirtschaftlichen Umfeld bei; die Senkung der Vorsorge ist aber in erster Linie auf unseren strikten Risikomanagement-Ansatz zurückzuführen. Die Risikoqualität unseres Neugeschäfts hat sich im Berichtsjahr weiter verbessert.

... Ertragsinitiativen stärken operative Wertschöpfung...

Die Steigerung der operativen Erträge bildete den klaren Schwerpunkt unserer Kundenaktivitäten im Berichtsjahr. Trotz verminderter Risikoaktiva konnten wir den Zinsüberschuss auf Vorjahresniveau halten und verzeichneten gleichzeitig eine deutliche Steigerung im Provisionsgeschäft. Infolge der geringen Volatilität an den Kapitalmärkten mussten wir einen Rückgang im Handel hinnehmen. Die operativen Erträge waren aber gegenüber dem Geschäftsjahr 2003 stabil. Trotz der noch unbefriedigenden gesamtwirtschaftlichen Entwicklung konnten wir im Inland erste deutliche Erfolge unserer Ertragsinitiativen verzeichnen.

Wie bereits im Geschäftsbericht 2003 angekündigt, setzten wir im Kreditgeschäft auf eine betont risikoadjustierte Margengestaltung, wodurch wir die Auswirkungen stagnierender Volumina kompensierten. So konnten wir insgesamt weitere Margenzuwächse verzeichnen, auch wenn die Entwicklung in den verschiedenen Kundensegmenten durchaus unterschiedlich verlief. Aktiva aus weniger profitablen schichteten wir in höhermargige Geschäftsaktivitäten um. Auf der Passivseite nahmen wir gleichermaßen strukturelle Optimierungen vor.

Mit zahlreichen innovativen, zunehmend kapitalmarktorientierten Produkten für Privat- und Firmenkunden haben wir den Ausbau des Provisionsgeschäfts forciert. Für unsere Kunden konnten wir somit Mehrwert generieren und zugleich das Cross-Selling erhöhen. Erfolge verzeichneten wir auch bei der Neukundengewinnung. Im Handel gilt es, die Ergebnisentwicklung weiter zu verstetigen und unsere Kapitalmarktaktivitäten noch stärker mit dem übrigen Kundengeschäft zu verzahnen.

... und verstärkte Integration schärft Geschäftsprofil

Die zunehmende Vernetzung aller Einheiten der HVB Group wird unsere Vertriebskraft stärken und die Effizienz steigern. Die im Berichtsjahr eingeleitete Integration der Vereins- und Westbank ist ein Meilenstein auf diesem Weg; sie wird unsere Schlagkraft im deutschen Markt weiter erhöhen. Im Januar 2005 wurde der »Legal Merger« durch die Verschmelzung der Vereins- und Westbank auf die HypoVereinsbank vollzogen. Der Abbau von Doppelfunktionen zwischen beiden Einheiten und die Zentralisierung wesentlicher Koordinationsfunktionen erleichtern die Steuerung des Konzerns, reduzieren Komplexität und straffen damit die Aufbauorganisation in Deutschland.

Wertorientierte Weiterentwicklung der HVB Group: Bausteine

Für 2005 und die folgenden Jahre hat die Erhöhung unserer strukturellen Wertschöpfungskraft auf der Grundlage unseres Programms »Mit Europa wachsen« Priorität. Von zentraler Bedeutung ist das Geschäftsfeld Deutschland (GFD). Im Berichtsjahr verbesserte sich die finanzielle Entwicklung von GFD weiter. Trotzdem klafft noch eine deutliche Lücke zwischen der guten Performance der HVB Group im Ausland und der Profitabilitätsschwäche im Inlandsgeschäft. Diese Lücke wollen wir mit einem ambitionierten Zeitplan schließen.

Bereits 2005 werden wir unsere Ertragskraft im Inland kräftig steigern. Hierzu werden wir unsere Kundeninitiativen forcieren und gleichzeitig die Effizienz dauerhaft erhöhen. Hinsichtlich der Risikovorsorge haben wir bereits im Jahresabschluss 2004 wesentliche Voraussetzungen für eine spürbare Entlastung von GFD geschaffen.

Neuausrichtung der Immobilienfinanzierung im Geschäftsfeld Deutschland...

Angesichts der anhaltend schwierigen Situation auf den deutschen Immobilienmärkten hat die HVB Group eine strategische Neuausrichtung von GFD beschlossen. Um die Risiken beschleunigt abzubauen, werden wir risikobehaftete Immobilien-Altengagements bündeln und marktfähig machen. In diesem Zusammenhang werden die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG sowie die Restbestände des Segments Workout Immobilien in das neue Segment »Real Estate Restructuring« (RER) überführt. Dieses wird ein Volumen von 15,4 Mrd € umfassen. Ziel ist es, die diesem Segment zugeordneten Portfolios marktschonend unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen. In der kommerziellen Immobilienfinanzierung werden wir die Vergabekriterien künftig nochmals verschärfen. Die private Immobilienfinanzierung bleibt wie bisher integraler Bestandteil unseres Produktangebots.

...und weitreichende Maßnahmen im Jahresabschluss 2004 befreien von Risiken

Um einen zügigen Abbau dieser Altengagements zu ermöglichen, war eine Änderung der Bewertungsmethode der Immobiliensicherheiten für diese Portfolios erforderlich. Abweichend vom bisherigen Vorgehen, das in vielen Fällen auf eine – auch längerfristige – Sanierung der einzelnen Engagements mit anschließender Rückführung ins Normalgeschäft ausgerichtet war, erfolgt nunmehr eine Bewertung zu Liquidationswerten. Um der geänderten Bewertungsmethode Rechnung zu tragen, haben wir das Segment mit einer Sonderwertberichtigung von 2,5 Mrd € abgesichert. Dies führte zu einem signifikanten Anstieg der Abschirmungsquote.

Nachdem sich die HVB Group zum Ende des Geschäftsjahrs 2003 von Marktrisiken aus ihrem Beteiligungsportfolio befreit hatte, konnte sie konsequenterweise mit der Neubewertung der Immobiliensicherheiten der Sanierungsbestände im Konzernabschluss 2004 auch ihre künftigen Kreditrisiken erheblich reduzieren. Damit hat sie entscheidende Fortschritte bei der Optimierung ihres gesamten Risikoprofils erzielt. Die HVB Group kann ihre Ressourcen jetzt ganz auf ihr profitables Kerngeschäft konzentrieren.

Beschleunigung der Ertragsinitiativen

Als die Bank im Herzen Europas ist die HVB Group in ihrem europäischen Kernmarkt – zu diesem Markt gehören Deutschland, Österreich und die Länder Zentral- und Osteuropas (CEE) – führend (siehe auch das Kapitel Präsenz im Kernmarkt). Im Vergleich zu anderen europäischen Finanzinstituten haben wir ein stark diversifiziertes Ertrags- und Risikoprofil. Den Markt bedienen wir durch drei aufeinander abgestimmte Geschäftsfelder:

Geschäftsfeld Deutschland

Wir erzielten mit unserer Kundeninitiative MOVE bereits 2004 erfreuliche Zuwächse im Neugeschäft mit innovativen Produkten für Privat- und Firmenkunden. An diese Erfolge werden wir anknüpfen und dabei zum einen das Cross-Selling intensivieren, zum anderen die Neukundengewinnung forcieren (siehe auch das Kapitel Geschäftsfeld Deutschland).

Geschäftsfeld Österreich und CEE

In dieser Region verfolgen wir einen klaren Wachstumskurs. Unsere Geschäftsaktivitäten haben sich im Berichtsjahr erneut sehr erfreulich entwickelt. Dies gilt vor allem für die CEE-Länder, in denen wir unsere Präsenz spürbar stärkten. Das geschah zum einen durch organisches Wachstum, zum anderen durch Akquisitionen. In Bulgarien haben wir die Hebros Bank, in Serbien die Eksimbanka erworben. Mit dem Ausbau unserer Beteiligung an der IMB Bank, Moskau, auf eine Mehrheitsposition stärken wir unsere Marktstellung auch in Russland. Das hohe Potenzial dieses Marktes wollen wir durch eine frühzeitige Positionierung in vollem Umfang realisieren (siehe auch das Kapitel Geschäftsfeld Österreich und CEE).

Geschäftsfeld Corporates & Markets

Mit einem Vertriebsansatz, der alle Asset-Klassen und Produktgruppen integriert, sind wir gut positioniert, um den gesamten Bedarf unserer Kunden abzudecken. Unsere Kompetenz bei innovativen, maßgeschneiderten Finanzierungslösungen und Risikomanagment-Produkten sehen wir als zentralen Werttreiber (siehe auch das Kapitel Geschäftsfeld Corporates & Markets).

Effizienzsteigerung mit dem Programm »PRO«

Im Herbst 2004 hatten wir angekündigt, dass wir die Effizienz im Konzern nachhaltig erhöhen wollen. Dazu dient das Effizienzsteigerungsprogramm PRO (Prozess-Redesign und -Optimierung). Mit PRO plant die HVB Group ein Kostensenkungspotenzial von mindestens 280 Mio € jährlich zu realisieren. Mit dem Ziel der Verschlankung vertriebsferner Bereiche der HVB AG und inländischer Tochtergesellschaften konzentriert sich das Programm auf die Teilprojekte Optimierung der Zentrale und der Stäbe, Verbesserung der Kreditprozesse und Optimierung Transaction Banking. Hauptansatzpunkte sind die Verbesserung von Kapazitätsmanagement und Prozessen, eine verstärkte Nutzung flexibler Arbeitszeitmodelle, die Verringerung der Wertschöpfungstiefe und die Neuausrichtung der COO-Organisation.

Vom gesamten Kostensenkungspotenzial werden sich ca. 55 Mio € in Form von niedrigeren Sachkosten bereits 2005 positiv auf die Gewinn- und Verlustrechnung der HVB Group auswirken. Mehr als 60% des Gesamtpotenzials werden 2006 ergebniswirksam werden. Die volle Ergebniswirkung wird ab 2007 sichtbar sein. Im Rahmen von PRO werden voraussichtlich 2200–2400 Stellen im Konzern entfallen. Wir gehen davon aus, dass die bereits mit Wirkung im Konzernabschluss 2004 gebildete Restrukturierungsrückstellung von 250 Mio € zur erfolgreichen Umsetzung von PRO ausreichen wird.

Ausblick: Nachhaltige Verbesserung der Ertragskraft

Unsere gute operative Performance im Berichtsjahr sowie die Sondermaßnahmen im Jahresabschluss 2004 haben die Grundlage für das zügige Erreichen eines wettbewerbsfähigen Profitabilitätsniveaus geschaffen. Infolge der geänderten Strategie bei der Behandlung von Immobiliensanierungsengagements, verbunden mit der damit notwendigen Sonderwertberichtigung, rechnet die HVB Group bereits 2005 mit einer deutlich reduzierten Kreditrisikovorsorge von ca. 1,3 Mrd €. Normalisierte Zuführungsquoten werden die Ertragsrechnung der HVB Group auch in den kommenden Jahren spürbar entlasten. Die HVB Group plant im Jahr 2005 eine Eigenkapitalrentabilität nach Steuern zu erreichen, die auf der Höhe ihrer Kapitalkosten liegt (zwischen 8 und 9%).

Gleichzeitig wird sich die HVB Group auf der Grundlage eines Maßnahmenpakets, das die Reduzierung von Risikoaktiva im Bereich der Immobilienfinanzierung im Geschäftsfeld Deutschland, den Abbau von Portfolios des Segments Real Estate Restructuring, Verbriefungs-Maßnahmen und Gewinnthesaurierungen umfasst, mit Nachdruck auf die zügige und spürbare Erhöhung ihrer Kernkapitalquote konzentrieren. Die Kernkapitalquote soll bis zum Jahresende 2005 deutlich in Richtung 7% verbessert werden. Dies alles untermauert unseren Anspruch, als führende Bank im Herzen Europas unsere Marktposition weiter auszubauen und zugleich substanzielle Wertzuwächse für unsere Aktionäre zu generieren.

Kostensenkungspotenzial von mindestens 280 Mio € identifiziert*


in Mio €
300
225
150
75
>80
>70
>130
>280
Zentrale-Stäbe
Kreditprozesse
Transaction Banking/Service
Gesamtpotenzial

Großteil des Kostensenkungspotenzials bereits 2006 ergebniswirksam


in Mio €
300
225
150
75
~55
~180
>280
80
Sachkosten
200
Personalkosten
2005
2006
2007*

* Restrukturierungsrückstellung von ca. 250 Mio € bereits 2004 gebildet.

WERTORIENTIERTE STEUERUNG

Konzept der dualen Gesamtbanksteuerung

Die HVB Group hat das Ziel, den Unternehmenswert nachhaltig zu steigern. Um den Anforderungen des Kapitalmarktes sowie der Notwendigkeit einer wertorientieren Steuerung Rechnung zu tragen, haben wir das Konzept der dualen Gesamtbanksteuerung umgesetzt. Das vorrangige Ziel der Wertschaffung im Sinne des »Shareholder Value« kann so auf die operativen Geschäftsfelder übertragen werden.

Im Wesentlichen fordert dieses Konzept eine Verzinsung auf zwei (duale) Kapitalressourcen. Das ist zum einen das regulatorische Kernkapital, zum anderen das Risikokapital, also das tatsächlich notwendige ökonomische Kapital zur Deckung der nach internen Modellen ermittelten Risiken. Grundlage zur Ermittlung des regulatorischen Kernkapitals sind die Empfehlungen des Baseler Ausschusses von 1988.

Interne Modelle zur Risikomessung

Um zu einem umfassenden und differenzierteren Bild der Gesamtrisikosituation zu kommen, messen wir in der HVB Group folgende Risikoarten nach einem Value-at-Risk-Ansatz:

- Adressrisiko,
- Marktrisiko,
- Operationelles Risiko,
- Geschäftsrisiko,
- Risiko aus bankeigenem Immobilienbesitz und
- Risiko aus Anteils- und Beteiligungsbesitz.

Der wesentliche Vorteil der internen Modelle und Messmethoden liegt in der entschieden feineren Risikomessung und der Berücksichtigung von Portfolioeffekten: Das sind Korrelationseffekte sowohl innerhalb einer Risikoart als auch zwischen den verschiedenen Risikoarten. Zur Erfassung und Steuerung des Liquiditätsrisikos und des Strategischen Risikos verwenden wir andere Methoden (weitere Details siehe Risk Report).

Kapitalallokation richtet sich nach den Wertbeiträgen der Geschäftsfelder

Unsere Aktionäre erwarten, dass das von ihnen zur Verfügung gestellte Kapital mit einer risikoadäquaten Verzinsung vergütet wird. Nach Deckung der operativen Kosten müssen der risikolose Zins sowie eine Risikoprämie erwirtschaftet werden. Zins und Prämie addiert müssen einer alternativen Investition mit ähnlichem Risikoprofil entsprechen.

Ausgehend von unseren Kapitalkosten von derzeit 8–9% werden auf Basis eines aus der modernen Kapitalmarkttheorie abgeleiteten Modells interne Renditeansprüche ermittelt und auf die beiden Kapitalressourcen umgelegt. In Abhängigkeit der jeweiligen Inanspruchnahme der zwei Kapitalressourcen und der daraus resultierenden Ansprüche wird die Zielerreichung der Geschäftsfelder einheitlich als Wertbeitrag gemessen. Dieser zeigt, inwieweit wir einen Wertzuwachs für unsere Aktionäre geschaffen haben. Damit ist die Kapitalallokation auf strategisch wichtige und langfristig wertschaffende Geschäftsfelder ausgerichtet.

Entwicklung der wertorientierten Kapitalallokation* an die Geschäftsfelder



in Mrd €
6,5
5
3,5
2
2002
2003
2004
Deutschland
Österreich und CEE
Corporates & Markets**

* Durchschnittliches bilanzielles Eigenkapital der Geschäftsfelder.
** Ein Teil des Rückgangs ist auf den Einsatz des internen Modells bei den Marktpreisrisiken zurückzuführen.



Ma…
Pri…
Be…
Ba…

…ald w… es keine … mehr ma…, …b ein …chäft in … …dergr… …ewick… wird ode… …enzen …weg…

→ Geschäftsfeld … d Osteur…









GESCHÄFTSFELDER UND DIENSTLEISTUNGSBEREICHE

- **Geschäftsfeld Deutschland:**
  Absatzerfolge bei Privatkunden, Kernkompetenzen im Firmenkundenressort ausgebaut, marktbedingter Ertragsrückgang bei Immobilien

- **Geschäftsfeld Österreich & Zentral- und Osteuropa:**
  Vertriebsoptimierung bei Privatkunden und ansteigendes Beratungsgeschäft im Ressort Firmenkunden in Österreich, überdurchschnittliches Wachstum im Ressort Zentral- und Osteuropa

- **Geschäftsfeld Corporates & Markets:**
  Ressort Corporates: Active Credit Portfolio Management erfolgreich implementiert, Ressort Markets baut Cross-Asset-Aktivitäten aus

- **Unsere Mitarbeiter:**
  Auf dem Weg zu einer neuen Vertriebskultur

- **Bankbetrieb:**
  Effizienzsteigerung und Kosteneinsparungen in der Informationstechnik, Ausbau des Zahlungsverkehrsgeschäfts vor allem mit Firmenkunden

- **Nachhaltigkeit und öffentliches Engagement:**
  Commitment zu Kontinuität und Qualität bei Nachhaltigkeit, öffentliches Engagement vor allem in den Bereichen Kultur, Bildung und Soziales

Ergebnisentwicklung vom Marktumfeld geprägt

Im abgelaufenen Geschäftsjahr konnte das Geschäftsfeld Deutschland ein Betriebsergebnis in Höhe von 18 Mio € erzielen. Auf bereinigter Basis konnten wir unser Ergebnis im Vergleich zum Vorjahr um 251 Mio € steigern und verzeichneten damit eine erhebliche Steigerung. Neben den gestiegenen operativen Erträgen (+4%) trug auch der reduzierte Verwaltungsaufwand (-2%) und die gesenkte Kreditrisikovorsorge (-4%) zur Ergebnisverbesserung bei (siehe auch das Kapitel Financial Review für eine ausführliche Kommentierung der Ergebnisse).

Ressort Privatkunden und Private Banking: Erträge erhöht

Im Ressort Privatkundengeschäft haben wir ein Betriebsergebnis von -29 Mio € erzielt. Gegenüber dem bereinigten Vorjahresergebnis bedeutet dies eine Verbesserung von 115 Mio €. Die operativen Erträge stiegen gegenüber dem Vorjahreswert um 4%. Unser aktives Kostenmanagement ermöglichte eine Senkung des Verwaltungsaufwandes von 2%. Die Kreditrisikovorsorge sank um 3%.

Strategie: Produktbündel als zentraler Werthebel

Das im September 2004 gestartete Vertriebsprogramm MOVE – Mit Offensive VErkaufen – ist auf langfristige Profitabilität ausgerichtet. Kompetenz und Nähe sind die Erfolgsfaktoren, mit denen wir uns am Markt gegenüber unseren Wettbewerbern positionieren. Mit MOVE wollen wir neue Kunden gewinnen und das Cross-Selling deutlich erhöhen.

Eine umfassende Neuausrichtung im Ressort Privatkundengeschäft und Private Banking trug 2004 dazu bei, das Marktprofil der HVB zu schärfen und die Leistungsfähigkeit am Kunden zu erhöhen. In diesem Zusammenhang wurden:
- bedarfsorientierte, zielgruppenspezifische Produktbündel am Markt platziert,
- die aktivitätenorientierte Vertriebssteuerung weiter intensiviert und
- eine ganzheitliche Beratungsphilosophie entwickelt.

Bei der Neuausrichtung verfolgen wir drei strategische Ziele: Den Anteil der Erstbankverbindungen signifikant zu steigern, mehr Produkte an unsere Bestandskunden abzusetzen und systematisch Neukunden in definierten Marktsegmenten zu akquirieren. Hierzu wurden auf Basis umfassender Marktforschung vier Produktbündel entwickelt und realisiert:
- das HVB StarterPaket,
- das HVB KompaktPaket,
- das HVB KomfortPaket,
- das HVB PremiumPaket.

Rund um das Girokonto als Ankerprodukt reicht das Angebot der Produktbündel von der Grundversorgung mit Konto und Karte bis hin zur professionellen Vermögensberatung und zum Cash-Management. Auf diese Weise decken wir eine breite Palette von Kundenbedürfnissen zu attraktiven Konditionen ab. Nach der Einführung im letzten Quartal 2004 konnten bereits mehr als 17 000 Produktbündel verkauft werden, davon etwa ein Viertel an Neukunden.

Privatkunden: Erste Absatzerfolge*


Absatz 2004
10000
7500
5000
2500
Anzahl der verkauften Produkte
Anteil Neukunden
Starter Paket
Kompakt Paket
Komfort Paket

* Absatzzahlen beziehen sich auf verkaufte Produkte im Zeitraum Oktober–Dezember 2004.

Erfolgreich mit Kernprodukten

Das Neugeschäft in den Bedarfsfeldern Liquidität, Vermögen, Vorsorge und Immobilien hat sich im Berichtsjahr gut entwickelt. Die Erträge aus Vertriebsaktivität konnten um mehr als 17% gegenüber dem Vorjahr gesteigert werden.

- HVB Sofortkredit: Das Geschäftsvolumen erhöhte sich im Jahresvergleich um fast 60% auf 818 Mio €. Zusätzlich konnten wir mehr als 20 000 Neukunden gewinnen.
- Vermögensanlage: Die professionelle Beratung der Kunden mit dem HVB-Vermögenskonzept und ein ausgewogener Mix an innovativen Anlageprodukten für alle Risikotypen steigerten die Erträge erheblich.
- Sachwertegeschäft: Bei einem Platzierungsvolumen von 455 Mio € steigerten wir den Ertrag gegenüber dem Vorjahr um fast 40%. Die Zahl der Sachwertabschlüsse ist noch stärker gewachsen: um gut 60% gegenüber dem bereits erfolgreichen Jahr 2003.
- Vorsorge: Auf Grund der Änderungen des Alterseinkünftegesetzes wuchs der Absatz von Lebens- und Rentenversicherungen sprunghaft. Die Wertungssumme überstieg mit fast 1,5 Mrd € den Wert des Vorjahres um mehr als 170%.
- Kooperation mit dem FC Bayern München: Insgesamt haben wir bereits mehr als 20 000 Neukunden gewonnen. Das Einlagevolumen der FC-Bayern-Sparkarte wurde von 65 Mio € auf 570 Mio € erhöht. Zusätzlich wird seit Ende Februar 2004 mit der FC-Bayern-MasterCard ein weiteres attraktives Produkt angeboten.
- Immobilienfinanzierung: Sie ist weiterhin ein bedeutender Ertragsbestandteil im Privatkundengeschäft. Die strukturell bedingte hohe Risikovorsorge und abschmelzende Bestände in der privaten Immobilienfinanzierung müssen allerdings durch andere Produkte kompensiert werden. Durch unsere regional differenzierte Portfoliosteuerung konnten wir in attraktiven Märkten das Neugeschäft zu risikoadjustierten Margen deutlich steigern. Den veränderten Marktbedingungen begegnen wir mit stetig aktualisierten Risikolandkarten und Eigenkapitalanforderungen.

Innovative Anlageprodukte auf Erfolgskurs

Wir platzierten bei unseren Privatkunden eine Reihe von attraktiven neuen Produkten mit einem Volumen von rund 2,0 Mrd €. In Zusammenarbeit mit dem Geschäftsfeld Corporates & Markets bieten wir Lösungen an, die den speziellen Kundenbedürfnissen in Zeiten unsicherer Kapitalmärkte Rechnung tragen. Besonders stark nachgefragt wurden Produkte mit Kapitalschutzeffekten bzw. interessanten Verzinsungen, beispielsweise die 7/3-Anleihe (Absatzvolumen fast 600 Mio €), die Optimalanleihe (mehr als 400 Mio €) sowie Bonus- und Express-Zertifikate mit mehr als 700 Mio €. Diesem Ziel dient auch der erste offene Kapitalschutzfonds unserer Fondsgesellschaft Activest.

Auch die Activest Total Return Fondsfamilie entwickelte sich überaus erfolgreich; das Fondsvolumen ist mit insgesamt 3,6 Mrd € das höchste seiner Kategorie in Deutschland. Damit konnte sich die HVB Group eine Spitzenposition im Markt bei dieser stark wachsenden Asset-Klasse erarbeiten. Allein 2004 kauften unsere Privatkunden mehr als 1,74 Mrd €.

Den Lebensversicherungsfonds HVBFF Life Erste KG konnten wir als innovatives Produkt mit einem Volumen von rund 175 Mio € platzieren.

Ressort Firmenkunden und Freie Berufe: deutliche Ergebnissteigerung

Im Geschäftsjahr 2004 erzielten wir im Ressort Firmenkunden und Freie Berufe (FFB) ein Betriebsergebnis in Höhe von 290 Mio €. Dies entspricht einer Verdreifachung des Ergebnisses von 2003. Unsere Ergebnisstruktur hat sich gleichzeitig durch eine Erhöhung des Anteils des Dienstleistungs- und Passivgeschäfts auf fast 45% des Gesamtergebnisses deutlich verbessert. Dies ist ein Beweis für die konsequente Umsetzung unseres Cross-Selling-Konzeptes. Die Verwaltungsaufwendungen blieben im Vergleich zum Vorjahr konstant.

Strategie und Kundenentwicklung

Unser strategischer Ansatz, alle Firmenkunden – vom Freiberufler bis hin zum Großunternehmen – in einem Ressort zu betreuen, bewährt sich zunehmend. Für die Bedürfnisse von Geschäfts- und Firmenkunden gibt es unterschiedliche Betreuungsangebote, die alle Kundenerwartungen auf der betrieblichen und privaten Seite abdecken. Das Spektrum reicht vom standardisierten Angebot bis hin zur individuellen Betreuung mit innovativen Lösungen. Insbesondere die Standardisierung von innovativen Großkundenlösungen für den breiten Mittelstand wird von uns konsequent umgesetzt.

Im Geschäftsjahr 2004 hatten wir uns das Ziel gesetzt, 20 000 Neukunden zu gewinnen. Dieses Ziel haben wir erreicht. Unter Berücksichtigung der Integration der Vereins- und Westbank stieg die Zahl der neuen Firmenkunden sogar auf über 25 000 im Berichtsjahr.

Kernkompetenzen ausgebaut

Wir erzielten Absatzerfolge mit einer breiten Palette von innovativen Produkten. Zugleich konnten wir unsere Kompetenz in den folgenden Bereichen ausbauen:

- PREPS: Mit PREPS (= Preferred Pooled Shares) nimmt unsere Bank die führende Position als Mezzanine-Finanzierer in Deutschland ein. Mittelständlern mit einem Umsatz von mehr als 50 Mio € wird mit PREPS eine innovative

Finanzierungsquelle angeboten, damit diese wirtschaftliches Eigenkapital generieren können. Nahezu 100 Unternehmen haben an den PREPS-Transaktionen in 2004 teilgenommen. Mit all ihren Mezzanine-Angeboten hat die HVB dem deutschen Mittelstand über 1 Mrd € zur Verfügung gestellt und ist damit Markt- und Innovationsführer in Deutschland.

- Zinsderivate: Die LIB (Liquiditäts- und Investment-)Spezialisten der HVB Group öffnen dem Mittelstand das Tor zu den weltweiten Geld- und Kapitalmärkten. Nach dem Motto »Chancen global nutzen und regional handeln« beraten sie Kunden bei allen Handelsprodukten: vom Zins-, Wertpapier- und Währungsmanagement bis hin zur Wetter- und Rohstoffpreisabsicherung. Dieser Finanz-Risiko-Managementansatz (FiRM) wird erfolgreich bei verschiedensten Kundengruppen eingesetzt. Im herausfordernden Marktumfeld 2004 ist es gelungen, in diesem Segment eine zweistellige Ertragssteigerung zu erzielen.
- Zahlungsverkehr: Der Bereich FFB konnte das Electronic-Banking-Geschäft mit Kunden deutlich ausbauen. So stiegen die elektronischen Kundenzahlungen im Inland um 13% gegenüber dem Vorjahr. Der Auslandszahlungsverkehr konnte sogar um 29% gesteigert werden. Damit gelang es uns, die Ertragssituation trotz zurückgehender Margen in diesem Geschäft gegen den Markttrend auszubauen. Da in diesem Kundenssegment 94% aller Zahlungen elektronisch erfolgen, können wir diese vollautomatisch und damit kostengünstig abwickeln.
- Strukturierte und Tool-gestützte Beratung: Durch den Einsatz Tool-gestützter Beratungsansätze bauen wir unsere dezentrale Beratungskompetenz für Firmenkunden und Geschäftskunden weiter aus und suchen einen intensiven Dialog mit unseren Kunden zum Thema Rating: Mit Hilfe der »Kundenbonitätsanalyse für den Mittelstand« werden Rating und Finanzkraft unserer Kunden transparent, umfassend und verständlich dargestellt und mit gängigen Kennzahlen der Branche verglichen. Die Analyseergebnisse erlauben uns, zukunftsorientierte Strategien für die Kunden mit zu entwickeln und gleichzeitig Cross-Selling-Potenziale für die Bank zu erschließen. Darüber hinaus erfolgen mit Hilfe der »Strukturanalyse für den Deutschen Mittelstand« eine tiefgehende Beratung und Analyse mit Simulationsmöglichkeiten für die aktuelle und künftige Situation des Unternehmens. Hieraus ergeben sich Lösungsansätze für neue Produkte im Bereich Mezzanine, Leasing oder Private Equity.

Wachstum durch Übernahme des ING-BHF-Bank-Mittelstands-Portfolios, Synergien in CEE

Durch die Übernahme eines Portfolios mittelständischer deutscher Firmenkunden von der ING-BHF-Bank erhielten wir Zugang zu rund 1400 neuen Firmenkunden mit hohem Geschäftspotenzial für HVB-Kernprodukte. Damit können wir unseren Marktanteil in einigen Bundesländern substanziell erhöhen.

Außerdem nutzten wir verstärkt Synergien, die sich aus der führenden Marktposition der HVB in Zentral- und Osteuropa (CEE) ergeben. Im Zuge der Erweiterung der EU investieren viele unserer mittelständischen Kunden, die bisher noch nicht in CEE aktiv waren, in diesen Ländern. Andere deutsche Unternehmen bauen ihre bisherigen Aktivitäten aus. Auf diese Weise konnten wir mehr als 1000 Neu- bzw. Erweiterungsinvestitionen von Deutschland aus beratend begleiten. Zum einen nutzten wir die Beratungskompetenz unserer Tochtergesellschaften in diesen Ländern. Zum anderen unterstützen wir mit Hilfe von neu eingeführten Länder übergreifenden Zahlungsverkehrs- und Kreditprodukten unsere Kunden im Finanzmanagement.

Firmenkunden und Freie Berufe: Neukundengewinnung systematisch gesteigert



Anzahl der Kunden pro Quartal*
6000
5000
4000
3000
I/03
II/03
III/03
IV/03
I/04
II/04
III/04
IV/04
* HVB AG

Ressort Immobilien: Marktbedingte Ertragsrückgänge

Als Folge der um 28% gestiegenen Kreditrisikovorsorge hat sich das Betriebsergebnis im Vergleich zum Vorjahr verschlechtert; es belief sich auf -242 Mio €. Der Ertragsanstieg (+3%) und die um 15% gesenkten Verwaltungsaufwendungen konnten die negativen Effekte der gestiegenen Kreditrisikovorsorge nicht kompensieren.

Strategie und Geschäftsentwicklung

Das Marktumfeld für die gewerbliche Immobilienfinanzierung ist geprägt von einer schwachen gesamtwirtschaftlichen Entwicklung und einer zurückhaltenden Nachfrage inländischer Käufer und Investoren. Rückläufige oder weiter stagnierende Mieten und Verkaufspreise sowie teilweise erhebliche Leerstände kennzeichneten die Lage auf den deutschen Immobilienmärkten. Die Wohnungsmärkte treten langsam in eine Konsolidierungsphase ein; vereinzelt kommt es sogar zu leichten Aufwärtsbewegungen. Auf den Büroimmobilienmärkten ist hingegen als Folge der schwachen Flächennachfrage die Leerstandsrate zuletzt deutlich gestiegen.

Unsere Kreditpolitik richtete sich weiterhin an diesen Marktbedingungen aus. An das Neugeschäft in der gewerblichen Immobilienfinanzierung stellten wir hohe Anforderungen; dies galt sowohl für die Bonität der Investoren und Käufer als auch für die Qualität der finanzierten Immobilien. Wir setzten weiterhin auf ein konsequent risikoadjustiertes Pricing. Aktives Risikomanagement bedeutet für uns vor allem die Übertragbarkeit und Marktgängigkeit der Kreditprodukte. Zum einen akquirierten wir risikoarmes Neugeschäft, zum anderen konnten im Vergleich zum Vorjahr die Provisions- und Derivateerträge deutlich gesteigert werden.

Im Geschäftsbereich Real Estate Structured Products (IRP) bieten wir professionellen Immobilienkunden und großen Unternehmen maßgeschneiderte Produkte sowie Beratung bei großvolumigen Immobilieninvestitionen. IRP verkauft und sichert konzernweit generierte Immobilienfinanzierungsrisiken über Syndizierung und Direct Placements. Außerdem spielt dieser Bereich eine wichtige Rolle beim Portfoliomanagement und bei der Eigenkapitalsteuerung.

Die Geschäftsentwicklung von IRP verlief im Berichtsjahr erfreulich: Unter anderem konnte eine der weltweit größten Transaktionen im Bereich der »Non-Performing-Loans« auf Mandatsbasis arrangiert werden. Schwerpunkt im großvolumigen Kreditgeschäft waren die durch internationale Investoren getätigten Portfoliofinanzierungen, insbesondere von Wohnungsbeständen. Durch einen hohen Provisionsanteil – rund 76% im Neugeschäft – leistet der Bereich einen erfreulichen Beitrag zur Steigerung der Provisions- und Dienstleistungserträge im Immobilienfinanzierungsgeschäft der HVB Group. Über Portfolio- und Syndizierungsfinanzierungen wurden 4,5 Mrd € Immobilienfinanzierungen – teilweise auch für Dritte auf Mandatsbasis – vermarktet.

Ausblick: Ertragssteigerung mit neuen Produktbündeln für Privatkunden ...

2005 wollen wir die erfolgreiche Neuausrichtung des Ressorts Privatkunden konsequent fortsetzen, die Profitabilität erhöhen und die eingeleiteten Ertragsinitiativen forcieren. Ziel ist es, insgesamt mehr als 300 000 unserer neuen Produktbündel zu verkaufen. Durch die konsequente Bereinigung des Produktportfolios und die Automatisierung der Abwicklung werden wir die Effizienz deutlich verbessern. Außerdem wollen wir die Risikovorsorge weiter reduzieren. Ein Schwerpunkt liegt in der systematischen Ausrichtung des Vertriebs auf eine ganzheitliche Kundenberatung. Im Bereich Immobilienfinanzierung fokussieren wir uns darauf, risikoarmes Neugeschäft zu gewinnen. Unseren Cross-Selling-Ansatz werden wir weiter intensivieren, indem wir spezielle, bedarfsorientierte Leistungsbündel rund um die Immobilie einführen und so unseren Kunden eine ganzheitliche Betreuung bieten.

... Geschäftsausweitung bei Firmenkunden ...

In diesem Ressort erwarten wir weitere Impulse aus der Integration der VuW und aus dem akquirierten ING-BHF-Bank Kundenportfolio. Durch die vollständige Übertragung des HVB-Geschäftsmodells auf beide Kundenstämme werden wir unser Cross-Selling-Potenzial ausnutzen, die Neukundengewinnung weiter forcieren und unsere führende Position in der deutschen Mittelstandsfinanzierung verstärken. Zusätzlich streben wir an, unsere bestehende Expertise im mittelständischen Corporate Finance zu bündeln und weiter auszubauen. Die parallele Betreuung des Unternehmens und des Unternehmers aus einer Hand wird durch attraktive Angebote im Private Banking abgerundet.

Im Rahmen unserer Zielgruppen werden wir uns nicht nur auf die bereits bestehenden Kundengruppen Heilberufe, wirtschaftsberatende Berufe und öffentliche Kunden konzentrieren, sondern auch verstärkt Stiftungen, den Großhandel und Logistikunternehmen adressieren. Im internationalen Cash-Management rechnen wir mit einer erneuten Verdoppelung des Geschäftsvolumens. Im neuen Geschäftsjahr werden wir unseren Fokus auch auf eine weitere Reduktion der Risiko- und Verwaltungskosten ausrichten.

... und nachhaltige Restrukturierung bei Immobilien

Nach Ausgliederung der Sanierungssegmente werden wir im Neugeschäft weiterhin vorsichtig und selektiv vorgehen und dabei auch die verschärften Ertrags- und Risikokriterien berücksichtigen.

Wir werden unsere Kunden ganzheitlich beraten, etwa was Liquidität, Vorsorge und Zinssicherung betrifft, ferner planen wir, nationale und internationale Investoren bei größeren Portfoliofinanzierungen zu begleiten. Wir setzen auf die nachhaltige Restrukturierung unrentabler Portfolioteile. Damit wollen wir das Ertrags-Risiko-Profil – und somit auch das Ergebnis des Ressorts Immobilien – signifikant verbessern.

GESCHÄFTSFELD ÖSTERREICH & ZENTRAL- UND OSTEUROPA

Erfreuliche Ergebnisentwicklung

Obwohl sich die Kreditnachfrage sowie das Zins- und Kapitalmarktumfeld in Österreich auch im Jahr 2004 nicht wesentlich verbessert haben, wies das Geschäftsfeld Österreich und Zentral- und Osteuropa (CEE) wiederum eine erfreuliche Ergebnissteigerung gegenüber dem Vorjahr auf. Ein kräftiger Anstieg des Betriebsergebnisses um 67,0% wurde erwirtschaftet; überproportional haben die CEE-Länder dazu beigetragen. Vor allem der Zins- und Provisionsüberschuss waren für die Steigerung der operativen Erträge maßgeblich.

Die Verwaltungsaufwendungen blieben trotz der Geschäftsausweitung nahezu unverändert, die Risikovorsorge ging um 10% zurück. Die risikogewichteten Aktiva stiegen um 10,3% an, vorrangig wieder in den CEE-Staaten, jedoch diesmal auch im österreichischen Privatkundengeschäft (siehe auch das Kapitel Financial Review für eine ausführliche Kommentierung der Ergebnisse).

Führende Netzwerkbank in Österreich & Zentral- und Osteuropa

Als führende internationale Netzwerkbank verfügen wir über einen starken lokalen Marktauftritt in unseren Kernländern. Wir sind die Bank für das zusammenwachsende Europa.

Unsere Stärken:
- im Privatkundenbereich Kundennähe durch dynamische Zielgruppensegmentierung, professionelles Kampagne-Management, Bündelung und Auslagerung von Verwaltungs- und Backoffice-Funktionen;
- im Firmenkundengeschäft »Integrated Corporate Finance« mit kapitalmarktnahen Produkten auch für mittelständische Unternehmen;
- herausragende Wettbewerbsposition im Raum Wien und Umgebung; Ausschöpfung der Wachstumspotenziale in den übrigen österreichischen Bundesländern vor allem durch mobilen Vertrieb;
- starke Marktposition in den CEE-Staaten, abhängig von Ausgangsposition und Marktreife.

Strategische Ausrichtung

Ziel ist es, die einzelnen Ressorts in Österreich und in den CEE-Staaten trotz ihrer Unterschiedlichkeit im Rahmen eines gemeinsamen Geschäftsmodells weiterzuentwickeln und Standortvorteile zu nutzen. Dazu wurden in Österreich mehrere Projekte zur Effizienzsteigerung initiiert. In den CEE-Staaten wird unser integriertes Bankennetzwerk weiter ausgebaut; hierdurch erreichen wir zusätzliche Marktanteile.

www.ba-ca.com

Das Geschäftsfeld Österreich und CEE hat sich zum Ziel gesetzt, nur in denjenigen Bereichen weiter zu wachsen, in denen eine Rendite deutlich über den Kapitalkosten erwirtschaftet werden kann. Dafür haben wir ein wertorientiertes Controlling eingeführt, das im Geschäftsjahr 2005 in allen Ressorts umgesetzt wird.

Fortschritte im Ressort Privat- und Geschäftskunden Österreich

Das Ressort Privat- und Geschäftskunden in Österreich litt unter der nach wie vor verhaltenen Einkommens- und der dadurch gedämpften Konsumentwicklung. Hinzu kam die Zurückhaltung bei Anlagen. Die operativen Erträge reduzierten sich auf Grund des Saldos der sonstigen betrieblichen Erträge und Aufwendungen leicht um 2%. Darunter erhöhten sich der Zins- und Provisionsüberschuss gegenüber dem Vorjahr deutlich. Einige Schlüsselgeschäftszweige wiesen – nicht zuletzt als Folge unserer offensiven Verkaufsstrategie – eine gute Entwicklung auf.

So konnte bei Privatfinanzierungen – vor allem bei Konsumentenkrediten und in der Baufinanzierung – eine beachtliche Volumensteigerung (+ 12%) erzielt werden. Erneut hat der mobile Vertrieb wesentliche Akquisitionsimpulse geliefert.

Im österreichischen Kundengeschäft reorganisierten wir den Vertrieb. Die Zielgruppen wurden nach dynamischen Segmentierungskriterien neu definiert und im Rahmen des Projekts »Fit for Sales« gezielt angesprochen. Hilfreich war dabei auch das computergestützte Kampagne-Management über verschiedene Vertriebswege wie Telefon, Online-Banking, Filiale oder Ansprache des Kunden zu Hause.

Diese Vertriebsinitiative wurde verstärkt, indem wir die Produktentwicklung bündelten und unter eine einheitliche Leitung stellten. Es gelang uns eine bessere Annäherung an die lebenszyklischen Bedürfnisse der Kunden. Damit konnten wir unsere Prozesse und Produkte weiter standardisieren.

Auf der Einlagenseite konnte das Spareinlagenvolumen zulasten der Termineinlagen leicht gesteigert werden. Die Mittelzuflüsse in die Investmentfonds stiegen erheblich an, vor allem in der zweiten Jahreshälfte. Hier zeigt sich der Markterfolg der Capital Invest, unserer Fondsgesellschaft in Österreich: Ihre neu aufgelegten Fonds in osteuropäischen Aktien, die mit Kapitalgarantien versehen wurden, stießen bei den Zeichnern auf großes Interesse.

www.capitalinvest.at

Erfolg erzielten wir auch mit dem »Real Invest Austria«, dem ersten offenen Immobilienfonds nach dem neuen österreichischen Investmentfondsgesetz. Auf Grund der niedrigen Risikobereitschaft trafen vor allem unsere steuerbegünstigten Wohnbauanleihen auf Nachfrage. Der Neuabsatz betrug 618 Mio €. Sämtliche Fondsgesellschaften im Ressort konnten ihr Ergebnis deutlich verbessern.

Bei den Dienstleistungen lag das Wertpapier-Depotgeschäft mit Privatkunden noch immer weit unter dem Niveau der »guten Anlagejahre«. Die Umsetzung europarechtlicher Entscheidungen führte zu Erlöseinbußen; der Zahlungsverkehr belastete deswegen erneut den Provisionsüberschuss.

Gute Erfolge im Ressort Firmenkunden Österreich

Das Ressort Firmenkunden arbeitet an der Schnittstelle zwischen stagnierenden und wachsenden Volkswirtschaften. Das Betriebsergebnis in Österreich war durch den starken Wettbewerb und die niedrigen Margen geprägt. Hinzu kam eine schwache Kreditnachfrage, die daraus resultiert, dass die Unternehmen nicht zuletzt dank der Maßnahmen zur Bilanzverbesserung auch im Berichtsjahr noch gut mit Liquidität versorgt waren. Dennoch konnte das Betriebsergebnis um erfreuliche 45% gegenüber dem Vorjahr gesteigert werden. Dazu haben sowohl der Zinsüberschuss mit +4% als auch der Provisionsüberschuss mit +12% beigetragen, während die Verwaltungsaufwendungen leicht gesenkt werden konnten. Gut entwickelten sich die Exportfinanzierungen – eine Folge des starken Ost-Engagements der österreichischen Unternehmen. Dies betrifft sowohl die Kreditvolumina als auch die Zinsmargen.

Mit dem Konzept des »Integrated Corporate Finance« ist die Bank seit längerem bestrebt, den Übergang vom Kredit- zum Kapitalmarktdenken voranzutreiben. Mit unseren Produkten RatingBeratung und BusinessPlanner gelang

Marktführer in Österreich
Privat- und Geschäftskunden


Anteile in %
60
45
30
15
Privatkunden in Wien
Privatkunden in Österreich
Geschäftskunden in Österreich

Firmenkunden


Anteile in %
100
75
50
25
Großbetriebe
Mittelbetriebe
Kleinbetriebe

es, erste Erfolge zu erzielen und das Bewusstsein für diesen unumgänglichen Wandel zu schärfen. Trotzdem wird es einige Zeit in Anspruch nehmen, bis sich das Kundenverhalten grundlegend verändert. In Zusammenhang damit haben wir unser Kreditportfolio überarbeitet. Das Kreditvolumen insgesamt stagnierte zwar, doch lag dies an der umfangreichen Verlagerung von den schwächeren hin zu den guten Bonitäten. Die Qualität des Kreditportfolios insgesamt hat sich damit weiter verbessert. Großinsolvenzen blieben uns erspart.

Das Beratungsgeschäft – vor allem das Zins- und Währungs-Risikomanagement für unsere Firmenkunden, aber auch das Emissionsgeschäft – wird für die Banken immer wichtiger. Dies gilt auch für die HVB Group. Im Berichtsjahr war es für die Erhöhung unseres Provisionsüberschusses ausschlaggebend. Belebt hat sich zudem das Wertpapiergeschäft im Ressort Firmenkunden; zu unseren Kunden gehörten einige wichtige institutionelle Großanleger.

Besonders hervorzuheben ist der Markterfolg der »Spezialfinanzierungen« Leasing sowie das kommerzielle Immobiliengeschäft. Mit einer Reihe großvolumiger Projekte, die häufig grenzüberschreitende Investitionen einschließen, profitierte diese Geschäftssparte stark von der Expansion der HVB Group und von dem Marktaufschwung in Zentral- und Osteuropa.

www.ba-ca-leasing.com

Ressort Zentral- und Osteuropa: Zahlreiche Wachstumspotenziale erfolgreich genutzt

Mit 389 Mio € erwirtschaftete das Ressort CEE den höchsten Ergebnisbeitrag innerhalb des Geschäftsfelds. Innerhalb der operativen Erträge konnte der Zinsüberschuss kräftig um 40% zulegen, während sich der Provisionsüberschuss um 14% erhöhte.

Die sehr erfreulichen Geschäftsergebnisse bei unseren CEE-Töchtern wurden von zwei Faktoren begünstigt: zum einen von der guten volkswirtschaftlichen Entwicklung in den einzelnen Ländern, zum anderen von der strukturellen Beschleunigung des Geldkreislaufs, also von der Monetarisierung, in diesen Ländern. An der zunehmenden Durchdringung der Märkte mit modernen Bankprodukten waren wir maßgeblich beteiligt. Diese schnelle Modernisierung führte zu hohen Zins- und Provisionsüberschüssen in den CEE-Ländern. Positive Impulse kamen im Berichtsjahr auch von der restriktiven Geldpolitik und der Zinsentwicklung in diesen Ländern. Insbesondere der Provisionsüberschuss hat anteilig bereits das hohe Niveau erreicht, das wir in unseren Österreich-Ressorts erzielen. Zum Anstieg des Betriebsergebnisses trugen die neuen EU-Mitgliedstaaten und der südosteuropäische Raum (SEE) gleichermaßen bei, wenn auch die Gewichte absolut gesehen unterschiedlich sind.

Unsere Töchter in Zentral- und Osteuropa nehmen jedoch nicht nur am allgemeinen Marktaufschwung teil. Nach den Fusionen im Zeitraum 2000–2003 mit ihren teilweise ordentlichen Einsparungen, vor allem in Polen, sind wir 2004 in die Offensive gegangen. Im Privatkundengeschäft verfolgen wir seitdem einen regional differenzierten und trotzdem flächendeckenden Ansatz. So sollen bis 2007 rund 200 neue Filialen zu den bestehenden Geschäftsstellen hinzukommen; im Jahr 2004 wurden bereits neue Filialen eröffnet. Gut qualifizierte, mobile Vertriebseinheiten ergänzen unser Filialnetz. Ebenso wichtig sind unsere Kooperationsinitiativen bei Kreditkarten (zum Beispiel in Polen, Tschechien und der Slowakei) und im Bereich Versicherungen (etwa in Kroatien).

www.bph.pl

Die Gesamtkundenzahl in unserem CEE-Ressort beträgt 4,5 Mio. Die Kunden werden in fast 1000 Geschäftsstellen betreut. Über unsere Marktstellung in den einzelnen CEE-Ländern berichten wir in der Aufstellung »Präsenz im Kernmarkt« (siehe Seite 8–9).

Das Kundensegment der kleinen und mittelgroßen Unternehmen (KMU) wird anhand der Erfahrungen aus den reifen Märkten weiter ausgebaut. Auch die »Cross Border Client Group«, die innerhalb der HVB Group grenzüberschreitend Kundenbeziehungen vermittelt, konnte von unserer besonderen Marktstellung profitieren. Gefördert wurde der Austausch durch die zunehmende Vernetzung der Industrie in Ost und West.

Im Bereich Corporate Finance waren wir mit größeren Projektfinanzierungen, zum Beispiel mit Autobahnprojekten, sowie bei Syndizierungen erfolgreich. Das Außenhandelsfinanzierungsgeschäft und das kurzfristige laufende Geschäft – darunter fällt das internationale Cash Management als Netzwerkprodukt für internationale Konzerne und deren regionale Töchter – waren Türöffner im Geschäft mit international disponierenden Firmen.

Wir treiben unsere Expansion hauptsächlich über organisches Wachstum und gegebenenfalls über Akquisitionen weiter voran. Im November 2004 wurde der Kaufvertrag für die bulgarische Hebros Bank unterzeichnet. Das »Closing« war Anfang März 2005. Damit erhöhten wir unseren Marktanteil in Bulgarien von 6,7% auf 10%.
Im Dezember 2004 wurde der Kauf der serbischen Eksimbanka abgeschlossen. Unser Marktanteil in Serbien-Montenegro beträgt nun 5,3% (bisher 1,9%).

Ausblick: Renditestarkes Wachstum

Unsere Zielsetzung im Geschäftsfeld Österreich/CEE ist es weiterhin, in den renditestarken Bereichen zu expandieren und die Eigenmittel auch bevorzugt dort einzusetzen. Der Schwerpunkt liegt dabei auf Kundennähe und ertragsorientiertem Wachstum. Die Kosten werden wir ungeachtet der Investitionen weiterhin streng überwachen.

Dies bedeutet:
- landesintern: weitere Rationalisierung in Bezug auf die Abläufe und die Abwicklungs- bzw. Verwaltungsfunktionen »hinter dem Kundengeschäft«,
- länderübergreifend: verstärkte Nutzung von Synergien in der Entwicklung der Produkte und der technischen Infrastrukturen.

In Österreich wurde bereits mit dem Projekt »Marktfolge« die Auslagerung der Back-Office-Aktivitäten und der Verwaltungsdienstleistungen in eigene Gesellschaften vorangetrieben. Den Zahlungsverkehr haben wir ebenfalls in eine eigene Gesellschaft ausgelagert. Ziele dieser Maßnahmen sind die Bündelung von Aufgaben und die sich daraus ergebenden Spezialisierungsgewinne; auch die Bedienung von Drittmärkten ist langfristig geplant. Außerdem wurde in Österreich die Dienstrechtsreform in Angriff genommen. Nach dem Wechsel vom Sparkassen- in den Bankenverband führen wir per 1. April 2005 ein modernes, erfolgsgerechtes Entlohnungssystem mit starker Leistungskomponente ein.

Gemäß unserem Konzept des Bankennetzwerks werden wir das Cross-Selling intensivieren und das Kundengeschäft in den Kernmärkten Österreich und CEE im Rahmen eines gemeinsamen Geschäftsansatzes weiterentwickeln. Dies machen wir trotz der regionalen Verschiedenartigkeit; wir erschließen dabei Standortvorteile für die gesamte HVB Group. Das Best-Practice-Prinzip ist für uns bei allen Entscheidungen ausschlaggebend. Dabei geht es um komplexe Fragestellungen, wie beispielsweise die Reduzierung von Doppelfunktionen bei der Entwicklung neuer Produkte oder die Implementierung von IT-Lösungen.

Wir werden ertragsorientiert und risikobewusst die Wachstumschancen in den CEE-Staaten nutzen, um unsere Ertragskraft weiter zu steigern und das Geschäftspotenzial gewinnbringend im Sinne unserer Aktionäre zu nutzen.

Auszeichnungen 2004 für das Geschäftsfeld Österreich & Zentral- und Osteuropa

- »Bank of the Year in CEE« The Banker, September 2004
- »Bank of the Year in Austria« The Banker, September 2004
- »Best Bank in CEE« Euromoney, July 2004
- »Best regional Custodian – Eastern Europe« Global Investor, May 2004
- »Best Bank in Austria« Euromoney, July 2004
- »IPO of the Year in Poland: Bank Austria Creditanstalt« Parkiet, 2004
- »Best Foreign Exchange Bank in CEE« Global Finance, March 2004
- »Best Foreign Exchange Bank in Austria« Global Finance, March 2004
- »Best Trade Finance Bank in Austria« Global Finance, February 2004

Entwicklung im Geschäftsfeld Corporates & Markets

Das Geschäftsfeld Corporates & Markets (C & M) erzielte im abgelaufenen Geschäftsjahr ein Betriebsergebnis von 827 Mio € (2003: 1027 Mio €). Bereits im Rahmen des Transformationsprogramms 2003 haben wir die strategische Entscheidung, unsere Abhängigkeit vom Kreditgeschäft zu reduzieren, umgesetzt. Der Abbau der risikogewichteten Aktiva wurde im Jahr 2003 eingeleitet und 2004 konsequent fortgesetzt. Dies vor allem vor dem Hintergrund eines konsequenten risiko-adjustierten Pricings. Dieser Effekt im Zinsüberschuss sowie ein schwächeres Zinsergebnis in Markets belastete die operative Ergebnisentwicklung. Zudem blieb das Handelsergebnis vor allem auf Grund der schwachen Entwicklung im dritten Quartal 2004 hinter dem Vorjahresergebnis zurück. Dagegen kam es aber in der Kreditrisikovorsorge sogar zu Nettoauflösungen. Die Verwaltungsaufwendungen sind nur leicht gestiegen (siehe auch Financial Review).

Erfolgsmodell der integrierten Kapitalmarktbank weiter ausgebaut

C & M hat auch im Geschäftsjahr 2004 seine strategische Ausrichtung als leistungsstarker Intermediär zwischen Emittenten, Kapitalmarkt und Investoren behauptet und weiter ausgebaut. Ausgehend vom Kunden als Antwort auf individuelle Kundenbedürfnisse haben wir unsere Vertriebskompetenz in einer neu implementierten Betreuungseinheit konzentriert. Der Fokus dieser Einheit liegt darauf, den Kunden umfassend zu beraten und ihm innovative, maßgeschneiderte Finanzierungslösungen über alle Produktgruppen hinweg anzubieten. Über den direkten Zugang zum Senior Management des Kunden treten wir hier in einen strategischen Dialog und beraten den Kunden proaktiv in seinen Finanzierungsentscheidungen. Unsere Stärke ist dabei unser hohes Produktentwicklungs- und Strukturierungs-Know-how. Wir sehen hierin einen wichtigen Werttreiber in unserem Geschäft mit Corporates.

Mit der Bündelung der Produktkompetenzen über die verschiedenen Asset-Klassen hinweg haben wir zudem unsere Aktivitäten klar auf die veränderten Kundenbedürfnisse ausgerichtet. Auf diese Weise unterstützen wir den Trend der Firmenkunden hin zum Kapitalmarkt und greifen die stärkere Nachfrage nach innovativen, kapitalmarktorientierten Finanzierungslösungen auf. Auf der Kapitalmarktseite haben wir die konsequente Ausrichtung entlang der Wertschöpfungskette »Origination-Trading-Distribution« weiter vorangetrieben. Dabei haben wir, den Anforderungen der Kapitalmarkt-Emittenten folgend, unsere Origination-Aktivitäten nach Kundengruppen und deren Bedürfnissen gebündelt. Ein Asset-Klassen-übergreifendes Know-how unterstützen wir durch Zusammenfassung unserer Trading-Kompetenzen in den Bereichen Zins, Kredit und strukturierte Produkte bei gleichzeitiger Hebung weiterer Cross-Asset-Geschäftsansätze. Zudem haben wir unsere internationale Platzierungskraft in einer Hand über alle Regionen und Asset-Klassen konzentriert. Damit folgen wir dem Cross-Asset-Trend auch in der Distribution. Durch diese Aufstellung und unseren ganzheitlichen Beratungsansatz können wir den Geschäftsprozess zwischen Emittenten und Investoren nicht nur effizient begleiten, sondern auch proaktiv gestalten.

Wir haben uns als Spezialist für strukturierte, kapitalmarktorientierte Finanzierungen und Risikomanagement-Produkte hinweg positioniert. Darüber hinaus sind wir führender Anbieter im Bereich Acquisition & Leveraged Finance. Ferner umfasst unser Leistungsspektrum Equity-Capital-Markets-Produkte sowie Merger & Acquisitions. Damit bieten wir bedarfsgerechte Produkte aus einer Hand für unsere kapitalmarktfähigen Mittelstandskunden, für institutionelle und international agierende Kunden sowie für die öffentliche Hand.

Als europäischer Kredit-Arranger und Distributor nimmt C & M eine führende Rolle ein. Als wichtige Voraussetzung für Risikotransferlösungen wurde im Geschäftsjahr 2004 die Implementierung der Steuerungseinheit Active Credit Portfolio Management (ACPM) erfolgreich abgeschlossen (vergleiche hierzu Ressort Corporates). C & M ist ein integraler Bestandteil aller Kapitalmarktaktivitäten der HVB Group. Alle Kunden der HVB Group können somit auf die Kapitalmarktexpertise von C & M zurückgreifen. Des Weiteren ist C & M das Kompetenzzentrum der HVB Group für effizientes Bilanz-und Refinanzierungsmanagement.

Entwicklung im Ressort Corporates

2004 erwirtschaftete das Ressort Corporates ein deutlich gesteigertes Betriebsergebnis von 532 Mio € (2003: 219 Mio €). Die operativen Erträge sind auf Grund der Belastungen des Zinsüberschusses nach dem deutlichen Abbau risikogewichteter Aktiva in 2003 und der nicht mehr enthaltenen Erträge aus dem Verkauf des US-Real-Estate-Portfolios im Vorjahr nur leicht zurückgegangen. Höhere Verwaltungsaufwendungen waren insbesondere bedingt durch Investitionen in zukunftsträchtige Produktfelder wie das Active Credit Portfolio Management. Durch Nettoauflösungen bei der Kreditrisikovorsorge hat sich das Betriebsergebnis mehr als verdoppelt.

Insgesamt betreut das Ressort Corporates rund 250 große Firmenkunden. Um die Nachfrage nach Kapitalmarktprodukten zur Stärkung der Ertragskraft, insbesondere des Provisionsgeschäftes, zu nutzen, verfolgen wir weiterhin eine Strategie der Verknüpfung der klassischen Kreditvergabe mit der Mandatierung von Kapitalmarkttransaktionen.

Active Credit Portfolio Management erfolgreich umgesetzt

Im Verlauf des Geschäftsjahrs 2004 wurde die neue Einheit Active Credit Portfolio Management (ACPM) implementiert, die für das aktive Management des Kreditportfolios im Großkundengeschäft zuständig ist. ACPM stellt die Schnittstelle zwischen Vertrieb und Kredit-Kapitalmarkt dar. Grundidee ist die Entflechtung des traditionellen Kreditmodells, Ziel die simultane Optimierung der wichtigsten Steuerungsgrößen im Kreditbuch von C&M. Mit ACPM gelang es C&M, das Rendite-Risiko-Verhältnis deutlich zu erhöhen und die Volatilität der Risikokosten zu minimieren. Unser Know-how im Kreditgeschäft, unsere Kompetenz in Kreditderivaten sowie ausgeprägte Kredit-Handelskapazitäten sind hierfür die Erfolgsfaktoren. Als Instrumente kommen Derivate, Loan-/Bondtrading sowie Sekundärsyndizierung zum Einsatz. Mit diesem Ansatz ist C&M Vorreiter im Markt.

Europaweit führend bei Strukturierten Finanzierungen

Im Bereich Acquisition & Leveraged Finance können wir auf ein sehr erfolgreiches Jahr zurückblicken. C&M nahm als Mandated oder Joint Lead Arranger auf erster Position oder als Arranger auf zweiter Position an fast allen wesentlichen europäischen Leveraged-Buy-outs (LBOs) teil. Damit haben wir nicht nur die Zahl unserer Mandate außerhalb Deutschlands weiter ausgebaut, sondern konnten im europäischen Maßstab unseren Marktanteil mehr als verdoppeln und in diesem stark umkämpften Markt zur Spitzengruppe aufschließen. Auch im Bereich Global Project & Structured Finance, der außer Projektfinanzierungen auch die Sparte Commodity Trade Finance umfasst, verlief das Geschäftsjahr 2004 sehr erfolgreich. Nachdem 2003 die Reduzierung der risikogewichteten Aktiva im Vordergrund gestanden hatte, konnten wir im Berichtsjahr wieder eine führende Rolle einnehmen. Trotz starken Wettbewerbs haben wir uns im europäischen Markt für Projektfinanzierungen als Mandated Lead Arranger unter den marktführenden Banken eingereiht.

Verbesserte Positionierung als LBO-Mandated Arranger* in Westeuropa

2003

Rang	Name	Marktanteil
1.	Barclays	15,1%
2.	Bank of Scotland	14,1%
3.	Royal Bank of Scotland	11,0%
4.	CSFB	9,0%
5.	Merrill Lynch & Co.	6,0%
6.	BNP Paribas	5,9%
	•	
	•	
13.	**HVB Group**	**1,8%**

2004

Rang	Name	Marktanteil
1.	Barclays	14,2%
2.	Royal Bank of Scotland	13,4%
3.	Bank of Scotland	7,4%
4.	Deutsche Bank	6,6%
5.	JP Morgan	5,3%
6.	**HVB Group**	**4,4%**
	•	
	•	
	•	

* Siehe Wichtige Begriffe
Quelle: Reuters/LPC

Entwicklung im Ressort Markets

Im Geschäftsjahr 2004 erzielte das Ressort Markets ein Betriebsergebnis von 296 Mio € (2003: 808 Mio €). Die schwächere operative Ergebnisentwicklung gegenüber dem Vorjahr resultiert vor allem auf Grund eines Kapitalmarktumfelds, das von historisch niedrigen Volatilitäten in allen Asset-Klassen und von geringen Aktivitäten geprägt war. Positiv hervorzuheben ist, dass die Verwaltungsaufwendungen im Vorjahresvergleich mit 712 Mio € stabil gehalten werden konnten.

Das Ressort Markets betreut mehrere tausend international aufgestellte institutionelle Kunden. Eine konsequente Ausrichtung auf die veränderten Kundenbedürfnisse soll die Ertragskraft, insbesondere im Provisionsgeschäft, nachhaltig steigern. Als Erfolgsfaktoren sehen wir die weitere Durchdringung unserer breiten Kundenbasis mit innovativen Kapitalmarktprodukten sowie mit Produkten – zum Beispiel covered bonds –, bei denen wir bereits eine führende Marktposition einnehmen.

Cross-Asset-Aktivitäten konsequent ausgebaut

2004 stand im Wesentlichen die weitere Umsetzung strategischer Maßnahmen zur Bündelung der Strukturierungskompetenz über alle Asset-Klassen hinweg im Vordergrund. C&M reagiert damit aktiv auf den gestiegenen Bedarf an Asset-Klassen-übergreifenden Produkten. Gleichzeitig optimieren wir unseren ganzheitlichen Betreuungsansatz hinsichtlich strategischer und taktischer Beratung; die gesamte Aktivseite des Kunden steht zwecks optimaler Asset-Allokation im Fokus.

Wir sind unserem Ziel, C&M als führendes »Structured Derivatives«-Haus in Europa zu positionieren, im Berichtsjahr deutlich näher gekommen. In einem ersten Schritt haben wir die drei Bereiche Aktien-, Kredit- und Zinsderivate zusammengelegt und so unser Know-how unter dem Namen Structured Derivatives zentral gebündelt. Damit können wir unsere hohe Kompetenz im Bereich Finanzderivate über alle Asset-Klassen hinweg noch effizienter nutzen und dem Kunden zur Verfügung stellen. Des Weiteren wurden zur Stärkung der Vertriebsunterstützung und Entwicklung innovativer, Asset-Klassen-übergreifender Researchprodukte die verschiedenen Researchbereiche (zum Beispiel Aktien, Renten, Emerging Markets, Rohstoffe) zusammengefasst. Diesen Cross-Asset-Gedanken konnten wir auch im Rahmen der von C&M organisierten German Investment Conference erfolgreich umsetzen: Hier trafen hochrangige Vertreter von 67 deutschen Großunternehmen – darunter 26 der 30 im DAX gelisteten Unternehmen – auf mehr als 270 internationale institutionelle Kunden. Die Konferenz stieß bei unseren Kunden auf eine sehr positive Resonanz.

Kapitalerhöhung der HVB Group erfolgreich platziert

C&M platzierte als Joint Bookrunner in einem internationalen Bankenkonsortium die Bezugsrechtsemission der HVB Group. Insgesamt wurden 214,4 Mio Aktien emittiert. Mit einem Emissionserlös von rund 3 Mrd € leistete C&M einen wesentlichen Beitrag zum erfolgreichen Abschluss der Transaktion.

Funding-Diversifizierung bei insgesamt geringerem Refinanzierungsbedarf

Weil im Rahmen des Transformationsprogramms 2003 die Risikoaktiva deutlich abgebaut wurden, ist der Refinanzierungsbedarf der HVB Group im Vergleich zu den Vorjahren deutlich reduziert.

Unsere auf Transparenz gegenüber Kapitalmärkten und Investoren ausgerichtete Refinanzierungspolitik spiegelt sich auch im beträchtlichen Erfolg des Jumbo-Pfandbriefs Nr. 7 wider: Es wurde ein Volumen von 1,5 Mrd € bei nationalen und internationalen Investoren platziert. Mit bedarfsgerechten strukturierten Produkten für den Retailbereich haben wir unsere Funding-Basis weiter diversifiziert. Das Fundingvolumen aus dem Retailbereich belief sich auf rund 2,7 Mrd €.

C&M mit starker Marktstellung im Emissionsgeschäft

Anfang 2004 wurde das »e-Orderbuch« in das operative Geschäft implementiert. Mit diesem Instrument ist C&M in der Lage, den Bookbuilding-Prozess einer Kapitalmarkttransaktion online und realtime unter Zugriff externer Banken und Investoren durchzuführen. Diese Innovation wurde von unseren Kunden sehr positiv aufgenommen. Insgesamt konnten wir 113 Emissionen mit einem Ordervolumen von 65,4 Mrd € über das »e-Orderbuch« abwickeln.

Im deutschen Markt befindet sich C&M bei Emissionen von Länder-Benchmark-Anleihen unter den Top 5. Unter anderem partizipierten wir als Joint Lead Manager an der Begebung der Länderanleihe »Brandenburg Nr. 5«, deren Emissionsvolumen 1 Mrd € betrug, sowie an Emissionen der Bundesländer Berlin (2 Mrd €) und Baden-Württemberg (1,25 Mrd €).

Unsere führende Marktstellung im europäischen Covered-Bond-Geschäft konnten wir im Jahresverlauf dadurch behaupten, dass wir 28 Lead-Mandate gewannen. Vor allem unsere Position als Marktführer bei Deutschen Jumbo-Pfandbriefen ist hier hervorzuheben. Mit 17 gewonnenen Mandaten verbuchten wir als führender »Underwriter« des Jahres 2004 einen sehr guten Erfolg.

Wir gehen davon aus, dass die Einführung eines allgemeinen Pfandbriefgesetzes im Jahr 2005 sowohl unsere Position in Deutschland stärken als auch den Ausbau unserer Marktposition im europäischen Raum unterstützen wird.

C&M zeichnet sich durch einen über Asset-Klassen und Produktgruppen hinweg integrierten Vertriebsansatz aus, der zudem Generalisten und Spezialisten vereint. Damit decken wir den gesamten Bedarf der institutionellen Kunden und Großunternehmen ab. Wir haben die idealen Voraussetzungen geschaffen, um Synergien zu heben und die Ertragskraft im Geschäftsfeld C&M weiter nachhaltig zu steigern.

Ausblick: Weiteres Wachstum beim Ressort Corporates ...

Im Bereich Corporates steht das weitere Wachstum in ertragsstarken Segmenten, das heißt im Bereich Leveraged- und Project Finance im Vordergrund. Hier wollen wir unsere führende Position ausbauen. Gleichzeitig wird unsere Vertriebseffizienz durch bereichsübergreifende Unterstützung des Kunden-Managementprozesses gesteigert. Nach erfolgreicher Implementierung von ACPM gilt es nun, das Kreditportfolio weiter zu optimieren und dadurch die Risiken zu verringern und gleichzeitig die Profitabilität zu steigern.

... und Bündelung der Produktkompetenz beim Ressort Markets

Die Ende 2004 durchgeführte Bündelung unserer Produktkompetenz im Handelsbereich konsequent umzusetzen – dies wird der wichtigste Werthebel im Ressort Markets sein. Ziel ist, den Bedarf unserer Kunden noch effizienter zu decken. Die Erhöhung der Problemlösungskompetenz und eine ganzheitliche Beratung stehen bei der internationalen Distribution im Vordergrund. Damit wird künftig der Gesamtbedarf der Kunden abgedeckt, und gleichzeitig wird Mehrwert geschaffen. Auch im Bereich des Primärmarktgeschäfts treibt unsere neue, marktorientierte Aufstellung die konsequente Ausrichtung auf Emittentenbedürfnisse weiter voran. Mit diesen Maßnahmen sehen wir uns optimal positioniert.

WICHTIGE UNTERNEHMEN DER HVB GROUP

Geschäftsfeld Deutschland

Bayerische Hypo- und Vereinsbank AG, München*
Eigenkapital: T€ 11 137 585

HVB Banque Luxembourg S. A., Luxemburg
Eigenkapital: T€ 1 070 700
Kapitalanteil: 100%

Activest Investmentgesellschaft mbH, München
Eigenkapital: T€ 19 757
Kapitalanteil: 100%

Bankhaus Neelmeyer AG, Bremen
Eigenkapital: T€ 42 192
Kapitalanteil: 100%

DAB Bank AG, München
Eigenkapital: T€ 129 062
Kapitalanteil: 76,4%

H. F. S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München
Eigenkapital: T€ 4890
Kapitalanteil: 100%

HVB Leasing GmbH, Hamburg
Eigenkapital: T€ 22
Kapitalanteil: 100%

Internationales Immobilien-Institut GmbH, München
Eigenkapital: T€ 8100
Kapitalanteil: 94%

Nordinvest Norddeutsche Investmentgesellschaft mbH, Hamburg
Eigenkapital: T€ 26 602
Kapitalanteil: 100%

Vereinsbank Victoria Bauspar Aktiengesellschaft, München
Eigenkapital: T€ 62 418
Kapitalanteil: 70%

Westfalenbank Aktiengesellschaft, Bochum
Eigenkapital: T€ 108 529
Kapitalanteil: 100%

Activest Investmentgesellschaft Luxembourg S. A., Luxemburg
Eigenkapital: T€ 25 552
Kapitalanteil: 100%

direktanlage.at AG, Salzburg
Eigenkapital: T€ 17 689
Kapitalanteil: 100%

* Die Vereins- und Westbank AG, Hamburg, wurde am 14. 1. 2005 auf die Bayerische Hypo- und Vereinsbank AG, München, verschmolzen.

Geschäftsfeld Österreich & Zentral- und Osteuropa

Bank Austria Creditanstalt AG, Wien
Eigenkapital: T€ 6 053 352
Kapitalanteil: 77,5%

Asset Management GmbH, Wien
Eigenkapital: T€ 7508
Kapitalanteil: 100%

Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana
Eigenkapital: TSIT 19 476 334
Kapitalanteil: 100%

Bank Austria Creditanstalt Leasing GmbH, Wien
Eigenkapital: T€ 298 063
Kapitalanteil: <100%

Bankprivat AG, Wien
Eigenkapital: T€ 11 766
Kapitalanteil: 100%

Bank BPH Spólka Akcyjna, Krakau
Eigenkapital: TPLN 5 926 789
Kapitalanteil: 71%

Capital Invest die Kapitalanlagegesellschaft der Bank Austria Creditanstalt-Gruppe GmbH, Wien
Eigenkapital: T€ 9162
Kapitalanteil: 100%

HVB Bank Biochim AD, Sofia
Eigenkapital: TBGN 167 945
Kapitalanteil: 99,7%

HVB Bank Czech Republic a. s., Prag
Eigenkapital: TCZK 12 991 867
Kapitalanteil: 100%

HVB Bank Hungary Rt., Budapest
Eigenkapital: THUF 96 063
Kapitalanteil: 100%

HVB Bank Romania S. A., Bukarest
Eigenkapital: T€ 54 489
Kapitalanteil: 100%

HVB Bank Slovakia S. A., Bratislava
Eigenkapital: TSKK 7 220 190
Kapitalanteil: 100%

Schoellerbank Aktiengesellschaft, Wien
Eigenkapital: T€ 114 585
Kapitalanteil: <100%

Splitska banka d.d., Split
Eigenkapital: THRK 1 589 788
Kapitalanteil: 99,7%

Geschäftsfeld Corporates & Markets

Bayerische Hypo- und Vereinsbank AG, München*
Eigenkapital: T€ 11 137 585

Bank Austria Creditanstalt AG, Wien
Eigenkapital: T€ 6 053 352
Kapitalanteil: 77,5%

HVB Banque Luxembourg S. A., Luxemburg
Eigenkapital: T€ 1 070 700
Kapitalanteil: 100%

Bode Grabner Beye AG & Co. KG, Grünwald
Eigenkapital: T€ 4767
Kapitalanteil: 100%

INDEXCHANGE Investment AG, München
Eigenkapital: T€ 11 481
Kapitalanteil: 100%

HVB Risk Management Products Inc., New York
Eigenkapital: T$ 62 711
Kapitalanteil: 100%

HVB U.S. Finance Inc., New York
Eigenkapital: T$ 67 452
Kapitalanteil: 100%

International Moscow Bank, Moskau
Eigenkapital: T$ 276 751
Kapitalanteil: 46%

Ressourcenstraffung im Inland, Wachstum im Ausland

2004 war ein Jahr der Herausforderungen für die Mitarbeiter der HVB Group. Einerseits strafften wir weiterhin unsere Personalressourcen vor allem in Deutschland. Andererseits expandierten wir gezielt im europäischen Ausland. Dies gelang durch organisches Wachstum in Ländern wie Polen und Ungarn sowie durch Akquisitionen in Bulgarien und Serbien. Zum Jahresende arbeiteten 57 806 Menschen für unsere Bank (2003: 60 214). Davon waren 54,6% im Ausland und 45,4% in Deutschland beschäftigt.

Vertriebsunterstützung im Mittelpunkt der Weiterbildung

Die HVB Akademie spielt eine Schlüsselrolle bei der Qualifizierung von Managern und Mitarbeitern gleichermaßen. Dies vor allem im Zusammenhang mit dem MOVE-Programm (Mit Offensive Verkaufen). Dieses Programm bedeutet den Wechsel von einer vorwiegend produktorientierten zu einer lösungsorientierten Verkaufsstrategie (siehe auch das Kapitel Geschäftsfeld Deutschland). Im Berichtsjahr veranstaltete die Akademie 2118 Teilnehmertage für die Vermittlung der neuen Verkaufsphilosophie. Bei den 543 Teilnehmern handelte es sich im Wesentlichen um Führungskräfte, die bewusst als Erste trainiert wurden, damit sie ihre Mitarbeiter nach deren Qualifizierung entsprechend coachen. 2959 Mitarbeiter werden wir 2005 an insgesamt 10 157 Teilnehmertagen durch dieses Programm führen. Insgesamt wurden im Jahr 2004 15 307 Teilnehmer mit 31 970 Teilnehmertagen durch Veranstaltungen der HVB Akademie trainiert. Die Vertriebs- und Managementqualifizierung stand im Mittelpunkt unserer Weiterbildung; die gesamten Weiterbildungsausgaben in der AG betrugen rund 19 Mio €.

Fokus auf leistungsorientierte Vergütung ...

Am Anfang des Berichtsjahrs führten wir eine stärker leistungsorientierte Vergütungsstruktur in der AG ein. Das Modell 12+2 erhöht den variablen Anteil am Gehalt; neben zwölf festen Monatsgehältern erhalten die Mitarbeiter der AG einen Bonus, der je nach Zielerreichung zwischen null und vier Monatsgehältern liegen kann (Basiswert: zwei Monatsgehälter). Als erste Bank in Deutschland nutzten wir die Öffnungsklausel im Tarifvertrag des privaten Bankgewerbes, um eine stärkere Leistungsorientierung auch im Tarifbereich zu erreichen. Die Höhe des Bonusses bzw. der Erfolgsbeteiligung hängt von der Zielerreichung des einzelnen Mitarbeiters ab. Jede Führungskraft bewertet die ihr unterstellten Mitarbeiter im Rahmen eines jährlich durchgeführten Mitarbeitergesprächs (MAG). Wir erhöhten die Bewertungsstufen im MAG von drei auf fünf, um die Leistung des einzelnen Mitarbeiters noch differenzierter honorieren zu können.

Leitende Angestellte erhalten eine Erfolgsbeteiligung, die an das Ergebnis der Bank gekoppelt ist.

2004 gelang es uns, die Personalaufwendungen um weitere 117 Mio € zu senken. Sie betrugen 3514 Mio € (2003: 3631 Mio €).

Mitarbeiterzahl: Reduktion bei starker Internationalisierung


2000 – in %*
Deutschland 48,5
Ausland 51,5

* Insgesamt 72 867


2004 – in %**
Deutschland 45,4
Ausland 54,6

** Insgesamt 57 806

... und flexible Kapazitätssteuerung

Nicht nur bei der Vergütung, sondern auch bei der Kapazitätssteuerung setzen wir erfolgreich auf Flexibilisierung. Unsere Arbeitszeitmodelle haben sich gerade in wirtschaftlich schwierigen Zeiten bewährt. Denn zum einen geht es darum, Abläufe zu optimieren und Kosten zu sparen; zum anderen berücksichtigen wir durch Teilzeitmodelle die unterschiedlichen Interessenlagen unserer Mitarbeiter. Die Teilzeitquoten betrugen 14,1% im Konzern und 20,1% in der AG.

Seit Jahren setzen wir eine Palette von weiteren Instrumenten ein, um Personaleinsparungen zu erzielen. Dazu gehören unter anderem Vorruhestandsregelungen, betriebliche Altersteilzeit und Sabbaticals (unbezahlte Auszeiten zwischen 12 und 24 Monaten). Insgesamt ergibt sich eine Fluktuationsrate in der AG von 8,3%.

Unser Personalmanagement-Unternehmen HVB Profil gilt mittlerweile als Benchmark; es wurde 2004 im Rahmen eines europaweiten Forschungsprojekts zum Thema unternehmerische Umstrukturierungsprozesse als einziges deutsches Best-Practice-Unternehmen ausgewählt. Derzeit greift die HVB Profil auf rund 600 Mitarbeiter zurück, die sowohl konzernintern, als auch -extern eingesetzt werden. Zu diesem Pool gehören auch unsere Auszubildenden nach erfolgreichem Berufsabschluss.

www.hvbprofil.de

Im Zuge der strategischen Weiterentwicklung des Geschäftsfelds Deutschland wurde unsere bisherige Tochtergesellschaft Vereins- und Westbank vollständig integriert. Dies führte auch zu Personaleinsparungen: Es gelang, 600 Stellen ohne betriebsbedingte Kündigungen zu reduzieren.

Zu Kapazitätsumschichtungen sowie zum Know-how-Austausch tragen die Konzerntransfers innerhalb der HVB Group bei; 620 Mitarbeiter entschieden sich im Berichtsjahr dafür. Hier wie insgesamt bewährte sich die konstruktive und vertrauensvolle Zusammenarbeit mit den Mitarbeitervertretungen. So konnten wir stets zu Lösungen kommen, die im Interesse aller Beteiligten lagen. Wir danken den Mitarbeitervertretungen, insbesondere dem Gesamtbetriebsrat und dem Sprecherausschuss der leitenden Angestellten, für die konstruktive und vertrauensvolle Zusammenarbeit.

Fit für die Zukunft: Innovative Nachwuchsbetreuung

Unser künftiger Erfolg liegt in den Händen der Nachwuchskräfte. Deswegen bündelten wir bereits 2002 alle Recruiting-, Betreuungs- und Entwicklungsaktivitäten unter dem Dach eines Talent Centers. Zu den wichtigsten Leistungen dieser Einheit im Berichtsjahr gehörte die Entwicklung des Berufsausbildungskonzepts BANG (Bankers Next Generation). Das Konzept kombiniert eine breit angelegte Basisausbildung zum Bankkaufmann mit einer Spezialisierungsphase und setzt zeitgemäße Lernformen ein, um die Verkaufs- und Beratungskompetenz unserer Azubis zu steigern. BANG erreichte den zweiten Platz beim 2004er-Wettbewerb des Deutschen Arbeitgeberpreises für Bildung.

Wir setzen in der Nachwuchsförderung auf Qualität und Kontinuität. Deswegen haben wir eine Azubi-Quote von mindestens 6% und eine Trainee-Quote von mindestens 1% fest vereinbart.

»Erfolg braucht Dialog«: Steigerung der Mitarbeiterzufriedenheit

Unsere ehrgeizigen Ziele lassen sich nur durch qualifizierte und motivierte Mitarbeiter realisieren. Um ihre Zufriedenheit und ihr Commitment festzustellen, führten wir im Berichtsjahr eine groß angelegte Mitarbeitermeinungsumfrage mit dem Motto »Erfolg braucht Dialog« durch. Rund 80% aller Mitarbeiter beteiligten sich an der Umfrage; Aufgabe der Führungskräfte war es, mit ihren Mitarbeitern im Rahmen von Workshops die Ergebnisse zu diskutieren und Lösungen für festgestellte Schwachstellen zu entwickeln. Außerdem befassten sich der Konzernvorstand und die Bereichsvorstände eingehend mit den Gesamtbankergebnissen. Die beschlossenen Maßnahmen werden dazu beitragen, die Motivation unserer Mitarbeiter zu verbessern.

Ausblick: Mehr Qualität und Effizienz

Wir werden die Qualität unserer Personalentwicklung weiter erhöhen. Die Bewertung von Leistung und Potenzial im Rahmen des MAG spielt dabei eine Schlüsselrolle. Denn das neu eingeführte Mitarbeiter-Portfolio gibt uns einen Überblick über die Potenziale und Entwicklungsmöglichkeiten unserer Mitarbeiter. Handlungsbedarfe können somit schneller identifiziert werden. Insgesamt wollen wir begabten Mitarbeitern neue Perspektiven eröffnen und eine stärkere Leistungskultur in der HVB Group fördern.

Im November 2004 gaben wir ein ehrgeiziges Effizienzprogramm für den Zeitraum 2005 bis 2007 bekannt. Das Projekt PRO (Prozess-Redesign und -Optimierung) wird unsere internen Strukturen noch weiter straffen. Hauptziel ist, die Abläufe in der Verwaltung und den Backoffice-Einheiten zu optimieren. PRO sieht auch eine Einsparung von zwischen 2200 und 2400 Stellen in den Stäben und Serviceeinheiten vor.

Informationstechnik: Weitere Einsparungen erzielt

Die HVB Group konnte 2004 zum dritten Mal in Folge die Gesamtausgaben für Informationstechnik (IT) senken. Nach starken Einsparungen von 2002 auf 2003 (150 Mio €) sanken die groupweiten IT-Ausgaben 2004 um weitere 50 Mio €, von 1,17 Mrd € in 2003 auf nun 1,12 Mrd €. Dabei reduzierten wir die IT-Ausgaben durch ein effizientes Projektmanagement und eine übergreifende Steuerung in fast allen Segmenten. Auf Grund gezielter Investitionen in die aktive Steuerung des Kreditportfolios sowie in das Angebot strukturierter Derivateprodukte stiegen die IT-Ausgaben im Segment Corporates & Markets allerdings an.

Die Einsparungen in Deutschland stützten sich auf Effizienzgewinne unseres internen Dienstleisters HVB Systems, der 2004 den Verrechnungssatz um 8% gesenkt hat und für 2005 eine weitere Reduktion um 4% plant.

Trotz dieser Einsparungen investieren wir weiter in »Change«-Projekte. Im Mittelpunkt des Berichtsjahres standen zum einen die Vorbereitungen auf die Eigenkapitalvorschriften nach Basel II, zum anderen die Einführung unserer neuen SAP-Steuerungssoftware »Bank Analyzer«. Im Geschäftsfeld Deutschland wurden wichtige IT-Voraussetzungen für die Vertriebsoffensive MOVE realisiert (siehe auch das Kapitel Geschäftsfeld Deutschland). Für Corporates & Markets bildet unsere IT die Grundlage innovativer Produkte.

Der Rechenzentrumsbetrieb erfuhr im Berichtsjahr eine weitere Konsolidierung. Hier konzentrieren wir sämtliche IT-Betriebsleistungen bei unserem internen Rechenzentrumsdienstleister, um Kostenvorteile zu erzielen. Wir haben Großrechner und PC-Technik auf den neuesten Stand gebracht. Unser von der HVB Info betriebenes Rechenzentrum stellt nun ein Full-Service-Angebot für den PC-Betrieb im Filialbereich zur Verfügung; es soll 2005 auf die anderen Bankbereiche ausgeweitet werden. Für den Derivatehandel wurde beispielsweise ein Hochleistungs-Rechnersystem eingeführt.

Zahlungsverkehr: Erfolgreiches Wachstum bei gleichzeitiger Kostensenkung

Die HVB Group konnte das Zahlungsverkehrsgeschäft mit Kunden im Jahr 2004 deutlich ausbauen. So stiegen die elektronischen Kundenzahlungen im Inland um 30% gegenüber 2003. Der Auslandszahlungsverkehr wuchs sogar um 36%. Trotz der höheren Transaktionsmengen senkten wir die Kosten der Zahlungsverkehrsabwicklung gegenüber 2003 um 20%; dies führte auch zu deutlich verbesserten Stückkosten. Begünstigt wurde diese Entwicklung durch die innovativen Produkte und Systeme aus den Bereichen E-Banking und Zahlungsverkehrsabwicklung. Insbesondere den Firmenkunden bieten wir heute eine marktführende Zahlungsverkehrslösung an, mit der sie ihren gesamten Zahlungsverkehr einfach, schnell und sicher über die HVB Group abwickeln können. Unsere erfolgreiche Positionierung im Zahlungsverkehr zeigt sich unter anderem darin, dass die Münchener Rück im Berichtsjahr ihren gesamten Zahlungsverkehr auf die HVB Group übertragen hat.

IT-Ausgaben 2004

in Mio €


Geschäftsfeld Deutschland 495
BA-CA AG 257
Corporates & Markets 244
CEE 125

Wertpapierabwicklung: Effizientes Management von Mandantenabgängen und Liveschaltung eines neuen Devisenabwicklungssystems

2004 stand die Wertpapierabwicklung vor der Herausforderung, den Abgang externer Mandanten zu managen, sowie den daraus resultierenden Rückbau der IT-Systeme voranzutreiben. In der Folge wurden konsequent Personal- und Flächenanpassungen vorgenommen. Die Abwicklungskosten gegenüber der HVB konnten leicht reduziert werden. Parallel wurde die Erneuerung der Systemlandschaft im Bereich Geld und Devisen vorangetrieben, und ein neues Devisenabwicklungssystem wurde erfolgreich live geschaltet. Das Transaktionsvolumen im Jahr 2004 belief sich auf ca. 14,6 Mio, die Zahl der Depots betrug rund 800 000.

Konzerneinkauf und Konzernservices: Umsetzung einer groupweiten Einkaufsorganisation und Outsourcing der Bargeldlogistik

Die Umsetzung einer länderübergreifenden Organisationsstruktur und die neue Funktion des Chief Procurement Officers (CPO) gehörten zu den Meilensteinen des Berichtsjahres bei unserem Konzerneinkauf. Ergänzend zur Neuausrichtung der Organisationsstruktur wurde auch eine Vielzahl operativer Optimierungen vorgenommen. Als Beispiele sind hier die Standardisierung von Spezifikationen und die Bündelung von konzernweiten Einkaufsvolumina aufzuführen. Der Erfolg der Neustrukturierung dokumentiert sich nicht nur in realisierten Einkaufskosteneinsparungen, die bereits im ersten Jahr über den prognostizierten Zielwerten lagen, sondern auch darin, dass die HVB AG die Finalrunde des vom Bundesverband für Materialwirtschaft, Einkauf und Logistik veranstalteten Innovationspreis-Wettbewerbs erreichte.

In der Bargeldbearbeitung und -logistik ging die HVB AG eine strategische Partnerschaft mit der Firma Giesecke & Devrient ein. Unser Partner betreibt für die HVB AG seit Anfang 2004 ein modernes, in Deutschland bislang einzigartiges Cash-Center, in dem unter anderem die Nachttresoreinzahlungen von Firmenkunden sicher und schnell ausgezählt und verbucht werden. Neben einer weiteren Fokussierung auf Kernaufgaben konnte die HVB AG mit diesem Projekt auch die Cashlogistikkosten deutlich senken.

Immobilienverwaltung: Erfolgreiche Kostensenkung und deutliche Vermarktungserfolge

Die Immobilienverwaltung wurde im Jahr 2004 restrukturiert. Dabei wurden sowohl die Kernprozesse optimiert, und auch die Organisationsstruktur wurde an die neuen Anforderungen angepasst. Auf Grund dieser Maßnahmen wurde der Personalstand um 10% reduziert. Die Personalkürzung sowie weitere Maßnahmen wie zum Beispiel Betriebskosten- und Flächenreduktion, haben den Verwaltungs-/Objektaufwand um 11% gesenkt. Die Flächenreduktion geht vor allem auf die Abmietung von fremden Objekten sowie auf deutliche Erfolge im Vermarktungsbereich eigener Objekte zurück. Es gelang uns trotz der schwierigen Marktlage, eine Fläche von ca. 40 000 Quadratmetern neu zu vermieten und über 140 Mio € Erlöse aus der Veräußerung von nicht-bankgenutzten Objekten bzw. Sanierungsobjekten zu erzielen.

Ausblick: Steigerung im Fokus

Im Jahr 2005 werden wir uns weiterhin darauf konzentrieren, die Effizienz in der Informationstechnik zu steigern. Beispielsweise wird das Full-Service-Angebot unseres Rechenzentrums HVB Info im PC-Betrieb auf weitere Bankbereiche ausgeweitet. Dienstleistungen rund um den Serverbetrieb werden zentral in unserem Rechenzentrum konsolidiert. Im Rahmen des Ende 2004 gestarteten Programms zur Optimierung unserer Kernprozesse und Infrastruktur entwickeln wir Maßnahmen, um die Kostenposition unserer Back-Office- und Bankbetriebseinheiten weiter nachhaltig zu verbessern. Die Umsetzung dieser Maßnahmen wird zum Teil bereits in 2005 erfolgen, sich teilweise aber auch bis 2007 erstrecken.

Neben Effizienzsteigerungen setzen wir vor allem im Zahlungsverkehr auf weiteres Wachstum. Wir bauen dabei auf unsere erfolgreiche Zahlungsverkehrslösung auf, die wir auch in 2005 aktiv unseren Firmenkunden anbieten werden.

NACHHALTIGKEIT UND ÖFFENTLICHES ENGAGEMENT

Nachhaltigkeit: Commitment zu Kontinuität und Qualität

Umwelt- und sozialverträgliches Verhalten ist für uns trotz des harten Wettbewerbs in der Bankenbranche eine Selbstverständlichkeit. Dahinter stehen zwei Überzeugungen: Um langfristig erfolgreich zu sein, brauchen wir erstens das Vertrauen unserer Anspruchsgruppen wie Kunden, Aktionäre, Mitarbeiter und Gesellschaft. Umwelt- und sozialverträgliches Verhalten stärkt dieses Vertrauen. Zweitens stärkt die Berücksichtigung ökologischer und sozialer Chancen und Risiken unseren Unternehmenswert.

Hier geht es unter anderem darum:
- Kreditrisiken zu minimieren;
- neue Marktsegmente wie erneuerbare Energien und Nachhaltige Geldanlagen zu erschließen;
- die eigene Attraktivität als Nachhaltiges Investment zu steigern.

»Nachhaltigkeit bewegt dauerhaft«: Unter diesem Motto veröffentlichten wir Ende 2004 den zweiten Nachhaltigkeitsbericht der HVB Group. Er behandelt detailliert alle Handlungsfelder unseres Nachhaltigkeits-Managements.

www.hvbgroup.com/nb2004

Wir beschränken uns in diesem Geschäftsbericht auf einige Aussagen zu den Themen Bankprodukte, Management und Bankbetrieb:

Nachhaltige Bankprodukte

Zum einen minimieren wir Kredit- und Reputationsrisiken durch Umweltrisikoprüfungen. Dies gilt zum Beispiel bei Unternehmensfinanzierungen oder wenn es darum geht, Umwelt- und Sozialstandards bei Projekt- und Außenhandelsfinanzierungen einzuhalten. Die Altlastenproblematik im Immobilienbereich zählt ebenfalls dazu. Außerdem gehören wir zu den Erstunterzeichnern der Equator Principles, eines globalen Industriestandards für große Projektfinanzierungen; der Standard regelt die Beachtung ökologischer und sozialer Anforderungen.

Zum anderen realisieren wir neue Wachstums- und Ertragspotenziale, beispielsweise bei der Finanzierung erneuerbarer Energien. Hinzu kommt das Angebot Nachhaltiger Vermögensverwaltungen und von Publikumsfonds wie dem Activest EcoTech und der Capital Invest Ethik Fonds. Um dem Kundenbedarf an Beratung zu den Themen Emissionshandel und Kyoto-Mechanismen gerecht zu werden, haben wir ein Carbon-Solutions-Team gebildet. Als erste Bank platzierten wir ein geschlossenes Portfolio von Windparks als Unternehmensanleihe erfolgreich am Markt.

www.hvbgroup.com/nachhaltigkeit

Nachhaltigkeits-Ratings und -Rankings

Ratingagentur/Investor	Rating	Skala	Platz
Dow Jones Sustainability Indexes	gelistet		
FTSE4Good Europe/Global	gelistet		
Ethibel Sustainability Index Global/Europe	gelistet		
ASPI – Advanced Sustainable Performance Indices	gelistet		
CoreRatings	B+		beste Bankenbewertung
oekom research	B	A+ bis D–	1. von 93 Banken
WWF: Umwelt-Ranking zum Schutz der Urwälder	B+	A+ bis D–	3. von 11 Banken
scoris DAX-30-Rating	7,1	1 bis 10	1. von 30 Unternehmen
Zürcher Kantonalbank	AA	AAA–C	
Bank Sarasin	Best in Class		
Storebrand	Best in Class		
Innovest	Best in Class		

Nachhaltigkeits-Management
Die konzernweite Koordination und Steuerung der Nachhaltigkeits-Handlungsfelder erfolgt durch das Nachhaltigkeits-Management. Diese Einheit berichtet über den Generalsekretär an den Vorstand. Die HVB Group gehört seit Jahren zu den führenden Banken auf dem Gebiet der Nachhaltigkeit; dies belegen die Ergebnisse renommierter Nachhaltigkeits-Ratingagenturen sowie die Anlageentscheidungen ethischer Investoren. Auch in Zentral- und Osteuropa (CEE) setzen wir Zeichen, unter anderem durch unsere Mitarbeit als Gründungsmitglied der UNEP-Finance-Initiative »CEE Task Force«. Hier engagieren wir uns intensiv in der Entwicklung eines Instruments zur Prüfung der Umweltrisiken sowie im Know-how-Transfer.

Nachhaltiger Bankbetrieb
Zu den Schwerpunkten in diesem Bereich gehörten im Berichtsjahr:
- Ausbau unseres Ökocontrollingsystems; beispielsweise wird erstmals der Energieverbrauch aller bankeigenen Gebäude in Deutschland zu 100% erfasst und gesteuert;
- Optimierung unseres Facility-Managements bei Bauprojekten und im Gebäudebetrieb mit dem Ziel, den Verbrauch von Energie und Wasser zu reduzieren, die Abfallmenge zu verringern und die Kosten zu senken;
- Integration von Nachhaltigkeitskriterien in unsere Einkaufsrichtlinien;
- Erhöhung des Anteils an Recyclingpapier sowie Reduzierung des Papierverbrauchs, beispielsweise durch die weitere Digitalisierung der Geschäftsprozesse;
- Reduktion der CO_2-Emissionen bei Dienstreisen durch striktere Reiserichtlinien und Förderung des Einsatzes von Telefon- und Video-Konferenzen.

Öffentliches Engagement: Kultur, Bildung und Soziales

Die HVB Group unterstützt seit längerem eine Vielzahl von gemeinnützigen Einrichtungen und Initiativen. Wir gehören in Deutschland, wie auch in Österreich und anderen europäischen Ländern, in denen wir tätig sind, zu den großen Kulturförderern. Wir verfügen über umfangreiche Kunstsammlungen und führen Ausstellungen in unseren eigenen Kunsthallen in München und Wien durch. Auch Privatinitiativen werden von uns unterstützt, beispielsweise durch die jährliche Vergabe des Denkmalpreises der Hypo-Kulturstiftung. Vor allem auf Grund des Engagements unserer Tochter Bank Austria Creditanstalt zählen wir zu Europas führenden Musikförderern. Einen weiteren Schwerpunkt bildet die Literatur: Wir gehören seit Jahren zu den Verleihern des Internationalen Buchpreises »Corine« des Börsenvereins des Deutschen Buchhandels in Bayern. Unsere traditionelle Weihnachtsspende wurde im Berichtsjahr der Restaurierung der Anna-Amalia-Bibliothek in Weimar gewidmet.

Zu unseren wichtigen Engagements im Bereich Bildung zählen der Stifterverband für die deutsche Wissenschaft und die Max-Planck-Gesellschaft. Wir gehören zu den Mäzenen der Universitäten in München und Wien; bei der Technischen Universität und der Ludwig-Maximilians-Universität in München nehmen wir außerdem die Schatzmeisterfunktion wahr und stellen entsprechende Personalkapazität sowie Infrastruktur zur Verfügung. Wir gehören außerdem zu den Gründungsmitgliedern der Stiftung Lindauer Nobelpreisträger am Bodensee.

www.hvbgroup.com/
engagement

Im sozialen Bereich unterstützen wir zahlreiche Einrichtungen wie Kirchen, Schulen und soziale Hilfsorganisationen. Außerdem leisten wir Soforthilfe in Notfällen wie bei der Flutkatastrophe in Asien am Jahresende 2004. Die HVB Group gab eine Spende unmittelbar nach Bekanntgabe der Katastrophe. Bei der parallel laufenden Sammelaktion verdoppelten wir die Spenden unserer Mitarbeiter; auf diese Weise tragen wir zum Wiederaufbau in den betroffenen Ländern bei.

Ausblick: Ausbau des Nachhaltigkeits-Managements und Fortführung des öffentlichen Engagements

Wir werden unser Nachhaltigkeits-Managementsystem ausbauen und dabei vor allem unsere Tochterbanken aus Zentral- und Osteuropa in unsere Systemparameter integrieren. Einen weiteren Schwerpunkt bildet der Ausbau von Wachstumsfeldern wie Nachhaltigen Vermögensanlagen und Emissionshandel-Beratung. Durch Schulung unserer Mitarbeiter sowie verstärkten Einsatz moderner Analysehilfsmittel wollen wir die hohe Qualität unserer Umweltrisikoprüfung sicherstellen. Last but not least streben wir im Bankbetrieb weiterhin Ressourcenschonung an.

Unser Engagement für Kultur, Bildung und Soziales werden wir gezielt fortführen. Dabei setzen wir bewusst Schwerpunkte wie das Bach-Fest 2005 in Leipzig, die Förderung der Seniorenbetreuung und der Arbeiterwohlfahrt. Wir leisten nicht zuletzt auch Aufbauhilfe für die Opfer der Flutkatastrophe in Asien.



»Wir entwickeln unsere Finanzierungslösungen nicht im Elfenbeinturm, sondern im Dialog mit den Kunden. Das kommt an.«

→ Geschäftsfeld Corporates & Markets

Stephen Coles
Senior Relationship Management
Geschäftsfeld Corporates & Markets, München

KONZERN-LAGEBERICHT

FINANCIAL REVIEW

2004: Start unseres Strategieprogramms »Mit Europa wachsen« und Neuausrichtung der Immobilienfinanzierung im Geschäftsfeld Deutschland

Im Jahr 2004 haben wir mit der im April erfolgreich durchgeführten Kapitalerhöhung und der angekündigten Neuausrichtung der Immobilienfinanzierung die Phase grundlegender Weichenstellungen abgeschlossen.

Nach dem Transformationsprogramm des Jahres 2003 mit weitreichenden Veränderungen der Konzernstrukturen und der Bereinigung des Beteiligungsportfolios im Jahresabschluss 2003 wurden somit wesentliche Grundlagen für unser Strategieprogramm »Mit Europa wachsen« gelegt, das wir im Berichtsjahr gestartet haben und im Jahr 2005 beschleunigt fortsetzen wollen.

Die Erfolgsrechnung des Jahres 2004 war durch eine Sonderwertberichtigung in Höhe von 2,5 Mrd € im Zusammenhang mit der Überführung der Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäftes der HVB AG sowie der Restbestände des Segments Workout Immobilien in das neue Segment Real Estate Restructuring, mit dem Ziel, die diesem Segment zugeordneten Portfolios marktfähig zu machen sowie der Bildung einer Restrukturierungsrückstellung für unser Effizienzsteigerungsprogramm in Höhe von 250 Mio € belastet.

Durch diese Sonderbelastungen weisen wir, trotz eines um 55% auf knapp 1,4 Mrd € verbesserten Betriebsergebnisses (gegenüber dem um die Entkonsoliderungseffekte von Bank von Ernst, Bankhaus BethmannMaffei und norisbank bereinigten Vorjahr), ein negatives Ergebnis vor Steuern in Höhe von 1781 Mio € bzw. einen Jahresfehlbetrag in Höhe von 2278 Mio € aus.

Gesamtwirtschaftliche Entwicklung 2004

Die Weltwirtschaft ist inzwischen auf einen kräftigen und vor allem nachhaltigen Wachstumspfad eingeschwenkt. Insbesondere die dynamische Nachfrage der Volksrepublik China nach Investitionsgütern hat im Verbund mit der unverändert hohen Konsumneigung der US-Haushalte zu dem stärksten Anstieg des globalen Bruttoinlandsprodukts der letzten 25 Jahre beigetragen. Begleitet wurde diese Entwicklung von einer massiven Verteuerung von Rohstoffen. Vor allem der kräftige Ölpreisanstieg weckte Erinnerungen an die beiden Ölkrisen in den 70er und 80er Jahren. Bisher jedoch fielen die negativen Wachstumskonsequenzen vergleichsweise gering aus. Zwar konnte insbesondere in den USA, aber auch in Japan, das anfangs sehr hohe Wachstumstempo nicht gehalten werden, der Rückgang aber war nicht allzu dramatisch.

Die starke Nachfrage begünstigte auch die wirtschaftliche Entwicklung in Europa. Allerdings ruhte das Wachstum bis zuletzt weitgehend auf den Exporten, während die Binnennachfrage nur sehr verhalten zur konjunkturellen Erholung beitrug. Damit aber geriet der Aufschwung in den Mitgliedsstaaten der Europäischen Währungsunion mit der nachlassenden weltweiten Wachstumsdynamik sowie dem erneuten Höhenflug des Euro ins Stottern. Dennoch wies die Wirtschaft der EWU mit 1,8% im vergangenen Jahr den stärksten Zuwachs seit 2000 auf.

Für Deutschland zeigte sich ein differenzierteres Bild:
- Die deutsche Wirtschaft wuchs im Jahresvergleich um + 1,6% (Vorjahr: - 0,1%).
- Die Inflationsrate zog im Jahresdurchschnitt in Folge kräftig steigender Ölnotierungen sowie vielfältiger Erhöhungen von Gebühren und indirekten Steuern merklich auf 1,7% an, nach 1,0% im Jahr zuvor.
- Die Lage am Arbeitsmarkt verschlechterte sich nochmals, auch wenn sich der Anstieg der Erwerbslosenzahl gegenüber dem Vorjahr verlangsamte (Jahresdurchschnitt: 4,387 Millionen Arbeitslose; 2004: 4,380 Mio).
- Der Leistungsbilanzüberschuss betrug 3% des BIP (2003: 2,1%).
- Das Defizit der öffentlichen Haushalte verminderte sich leicht von 3,8% des BIP im Vorjahr auf 3,7%.
- Das Niveau der langfristigen Zinsen hat sich weiter verringert (Ende 2004: 3,5%), die Leitzinsen blieben seit dem 6. Juni 2003 bei unveränderten 2%.
- Die Situation auf den deutschen Immobilienmärkten blieb weiterhin schwierig. In unterschiedlichem Ausmaß und bei deutlichen regionalen Unterschieden gaben nahezu alle Märkte Anlass zur Sorge. Der Wohnungsmarkt zeigte Anzeichen einer Konsolidierung; allerdings nahmen die Zwangsversteigerungen zu, während sich die Leerstände in strukturschwachen Regionen nur langsam abbauten. Erhebliche Leerstände gab es bei den Büroimmobilienmärkten; dies führte zu einem anhaltenden Druck bei Neuvertragsmieten. Der Markt für Einzelhandelsimmobilien litt bei einem kontinuierlich steigenden Verkaufsflächenangebot unter dem schwachen privaten Verbrauch.

Die Wirtschaft Österreichs konnte 2004 real um rund 2,0% wachsen. Vor allem die Industrieproduktion zeigte sich dank der guten Exportentwicklung sehr dynamisch (2004: 2,1%, 2003: 0,8%). Die Inflationsrate stieg in Österreich auf Grund anziehender Rohstoffpreise auf 2,0% (2003: 1,3%).

Fast alle Volkswirtschaften in Zentral- und Osteuropa konnten 2004 einen Anstieg des Wirtschaftswachstums um rund einen Prozentpunkt auf durchschnittlich knapp unter 5% erreichen. In Polen fiel der Anstieg sogar noch stärker aus (2004: 5,4%, 2003: 3,8%). Erneut sehr dynamisch war die Entwicklung in Südosteuropa, etwa in Rumänien mit einem Wachstum von 8,3% (2003: 4,9%).

Branchenentwicklung

Das Geschäftsumfeld der deutschen Kreditwirtschaft hat sich im abgelaufenen Geschäftsjahr insgesamt leicht aufgehellt. Dennoch haben die anhaltenden Strukturschwächen in der deutschen Bankenlandschaft zusammen mit einem verhaltenen gesamtwirtschaftlichen Wachstum und schwierigen Kapitalmärkten nur zu einem verhaltenen Ertragswachstum im Bankensektor geführt. Ergebnissteigernde Impulse kamen in 2004 im Wesentlichen von in den Vorjahren bereits eingeleiteten und meist auch im Berichtsjahr weitergeführten Kosteneinsparmaßnahmen sowie aus einer sich gegenüber den Vorjahren weiter abschwächenden Kreditrisikovorsorge.

Die Entwicklung im Einzelnen: Im Zinsüberschuss der deutschen Banken machte sich nicht nur die geringe Kreditnachfrage der Unternehmen, sondern auch die andauernde Zurückhaltung im privaten Konsum bemerkbar. Die Zinsstrukturkurve flachte im Jahresverlauf weiter ab. Diese Entwicklung konnte in Teilen durch risiko-adjustiertes Pricing seitens der Kreditinstitute aufgefangen werden. Zudem verstärkte sich der Trend, wonach kapitalmarktfähige Unternehmen des Mittelstands verstärkt alternative Finanzierungslösungen in Anspruch nehmen. Darauf haben die Kreditinstitute bereits mit einem breiten Angebot von innovativen kapitalmarktorientierten Produkten reagiert. Von dieser strukturellen Verschiebung der Ertragskomponenten profitierte das Provisionsgeschäft. Hier waren auch im Privatkundengeschäft vor allem innovative Vermögens- und Anlageprodukte Werttreiber. Im Eigenhandel stand das deutsche Kreditgewerbe einem uneinheitlichen Bild gegenüber. So wiesen die Aktienmärkte zwar einen leichten Aufwärtstrend auf, das Kapitalmarktumfeld war jedoch über weite Teile des Jahres von geringen Aktivitäten und historisch niedrigen Volatilitäten in allen Assetklassen geprägt.

Nach umfassenden Restrukturierungsmaßnahmen vieler deutscher Institute blieben die Verwaltungsaufwendungen der deutschen Banken im Rahmen einer meist auch weiterhin strikten Kostenkontrolle nahezu stabil.

Geschäft und Strategie

Neuausrichtung der Immobilienfinanzierung

Auf Grund der anhaltend schwierigen Situation auf den deutschen Immobilienmärkten haben wir eine strategische Neuausrichtung beschlossen.

Die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäftes der HVB AG werden ebenso wie die Restbestände des Segments Workout Immobilien in das neue Segment Real Estate Restructuring überführt. Ziel ist es, die diesem Segment zugeordneten Portfolios marktschonend unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen.

Um einen zügigen Abbau dieser Portfolios zu ermöglichen, ist eine Änderung der Bewertungsmethode der Immobiliensicherheiten für diese Portfolios erforderlich. Abweichend vom bisherigen Vorgehen, das in vielen Fällen auf eine – auch längerfristige – Sanierung der einzelnen Engagements mit anschließender Rückführung ins Normalgeschäft ausgerichtet war, erfolgt nunmehr eine Bewertung zu Liquidationswerten. Deshalb wurde eine Zuführung zu Sonderwertberichtigungen in Höhe von 2,5 Mrd € notwendig.

Effizienzsteigerungsprogramm

Mit unserem im Herbst 2004 gestarteten Effizienzsteigerungsprogamm PRO (Prozess-Redesign und -Optimierung) wollen wir die Effizienz im Konzern nachhaltig erhöhen. Dieses Programm dient der Verschlankung unserer Abläufe und der Optimierung der Back-Office-Bereiche und wurde im Jahresabschluss 2004 mit einer Restrukturierungsrückstellung im Umfang von 250 Mio € berücksichtigt.

Integration Vereins- und Westbank AG

Die HVB AG und die Vereins- und Westbank Aktiengesellschaft (VuW AG) haben sich Anfang April 2004 auf ein Integrationsmodell verständigt, das im Rahmen der Hauptversammlung der VuW AG am 15. April 2004 auch der Öffentlichkeit vorgestellt wurde. Im März 2004 hatte die HVB AG ihren Anteil an der VuW AG auf mehr als 95% erhöht und den Ausschluss der Minderheitsaktionäre angekündigt (Squeeze-out-Verfahren). Der Übertragungsbeschluss war auf einer außerordentlichen Hauptversammlung der VuW AG am 24. Juni 2004 gefasst worden. Im Rahmen eines gerichtlichen Vergleichs wurde die Barabfindung am 29. Oktober 2004 erhöht und der Übertragungsbeschluss anschließend in das Handelsregister eingetragen.

Damit sind rund 2,79 Millionen Aktien der Minderheitsaktionäre der VuW AG kraft Gesetzes auf die HVB AG übergegangen. Die Verschmelzung der VuW AG auf die HVB AG wurde mit der Eintragung im Handelsregister des Amtsgerichts München am 14. Januar 2005 wirksam.

Die Übertragung des Vermögens der VuW AG auf die HVB AG erfolgte mit Wirkung zum Ablauf des 30. Juni 2004. Zu diesem Datum stellte die VuW AG eine Schlussbilanz auf. Ab dem 1. Juli 2004 gelten alle Handlungen und Geschäfte der VuW AG als für Rechnung der HVB AG vorgenommen.

Auf die Gewinn- und Verlustrechnung der HVB Group hatte die Verschmelzung auf Grund der in der Vergangenheit erfolgten Einbeziehung der VuW AG in den Konsolidierungskreis keine Auswirkungen.

»Mit Europa wachsen«: Gute Fortschritte im operativen Kerngeschäft...

Mit unserem Strategieprogramm »Mit Europa wachsen« konzentrieren wir uns neben einem aktiven Kapital- und Risikomanagement und dem anhaltenden Schärfen unseres Geschäftsprofils insbesondere auf die Erhöhung unserer operativen Profitabilität. Unsere Neugeschäftsinitiativen haben wir forciert und weitere Fortschritte bei der Kundengewinnung und der Intensivierung der Produktnutzung erzielt. In sämtlichen europäischen Kernregionen – Deutschland, Österreich sowie Zentral- und Osteuropa – konnten wir unsere Marktstellung mit innovativen Produkten bei Privat- und Firmenkunden weiter ausbauen.

Im Geschäftsfeld Deutschland erzielten wir mit unserer Kundeninitiative MOVE bereits 2004 erfreuliche Zuwächse im Neugeschäft mit innovativen Produkten für Privat- und Firmenkunden. Anknüpfend an diese Erfolge wollen wir zum einen das Cross-Selling intensivieren und zum anderen die Neukundengewinnung forcieren.

Im Geschäftsfeld Corporates & Markets sind wir mit einem Vertriebsansatz, der alle Assetklassen und Produktgruppen integriert, gut positioniert, um den gesamten Bedarf unserer Kunden abzudecken. Zentraler Werttreiber ist dabei unsere Kompetenz bei innovativen, maßgeschneiderten Finanzierungslösungen und Risikomanagement-Produkten.

... und weiterer Ausbau unserer Marktposition in Zentral- und Osteuropa

Über die Bank Austria Creditanstalt ist die HVB Group die führende Netzwerkbank in Zentral- und Osteuropa. Unsere Präsenz erstreckt sich auf insgesamt 16 Staaten, in denen wir über vier Millionen Kunden betreuen. Im Sommer des Jahres hatten wir eine Offensive im Privatkundengeschäft in der Region begonnen. Wir werden bis zu 200 neue Filialen eröffnen und die Anzahl unserer Kunden kräftig steigern. Wir setzen in Zentral- und Osteuropa auch weiterhin primär auf organisches Wachstum, prüfen aber gezielt auch wertgenerierende Akquisitionsmöglichkeiten.

Mit der für das erste Quartal 2005 vorgesehenen Erhöhung der Beteiligung der HVB an der International Moscow Bank (IMB) auf knapp 53% bauen wir unsere Position in Russland aus. Die hoch profitable IMB ist eines der in Russland führenden Institute im Privatkunden-, Firmenkunden- und Kapitalmarktgeschäft. Mit der IMB wollen wir an der erwartet positiven gesamtwirtschaftlichen Entwicklung des Landes partizipieren und das Potenzial des russischen Bankenmarktes für uns und unsere Kunden erschließen.

Geschäftsverlauf und Kennzahlen

Der Geschäftsverlauf 2004 lag im operativen Bereich weitgehend im Rahmen unserer Erwartungen.

Im Vergleich zum Vorjahr konnten wir trotz geringerer Erträge, bedingt durch Entkonsolidierungseffekte, das Betriebsergebnis nahezu erreichen. Bereinigt um Entkonsolidierungseffekte steigerten wir das Betriebsergebnis sogar um 55%.

Im Ausblick des Financial Review (Geschäftsbericht 2003, Band Finanzbericht, Seiten 15 ff.) hatten wir die angestrebten Zielkorridore für das Gesamtjahr 2004 angegeben:

HVB Group	2004 e	2004 (Ist)
Gesamte operative Erträge (in Mio €)	9600 – 10000	9320
Verwaltungsaufwendungen (in Mio €)	6100 – 6300	6118
Kreditrisikovorsorge (in Mio €)	1900 – 2100	1813
Betriebsergebnis (in Mio €)	1400 – 1700	1389
Cost-Income-Ratio (in %)	63 – 65	65,6

Während wir bei den gesamten operativen Erträgen um 2,9% unterhalb der Bandbreite blieben, im Wesentlichen bedingt durch das deutlich unter unseren Erwartungen gebliebene Eigenhandelsergebnis, konnten wir unsere Ziele bei den Verwaltungsaufwendungen und der Kreditrisikovorsorge erfüllen:

Bei den Verwaltungsaufwendungen lagen wir an der Untergrenze der prognostizierten Bandbreite. Die Kreditrisikovorsorge wurde auf einen Wert unterhalb des Zielkorridors reduziert.

Das erzielte Betriebsergebnis in Höhe von 1389 Mio € lag nur geringfügig unter dem Zielkorridor.

Erfolgsentwicklung

Um in der Gewinn- und Verlustrechnung 2004 eine bessere Vergleichbarkeit der aktuellen Zahlen mit den Vorjahreszahlen zu erreichen, geben wir in den nachfolgenden Erläuterungen zur Erfolgsentwicklung neben dem Vergleich mit den in der Gewinn- und Verlustrechnung ausgewiesenen Zahlen auch einen zusätzlichen Vorjahresvergleich mit den um die laufenden Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei, den Effekt aus dem Contractual Trust Arrangement (CTA, vgl. Note 63) und die im Konzernabschluss 2003 definierten Sondereffekte bereinigten Vorjahreszahlen an (im Folgenden als »Entkonsolidierungseffekte« bezeichnet; GuV, verglichen mit bereinigten Vorjahreswerten, vgl. Seite 109).

Operative Erträge

Die gesamten operativen Erträge lagen insbesondere bedingt durch die angeführten Entkonsolidierungseffekte mit 9320 Mio € um 7,9% unterhalb des Vorjahreswertes. Bereinigt man hingegen die Vorjahreszahl um die Entkonsolidierungseffekte, liegen wir leicht über Vorjahreshöhe (+ 0,7%). Dazu hat auch die gute Entwicklung im vierten Quartal 2004 beigetragen, das den höchsten Quartalswert 2004 beisteuerte.

Im Vergleich zum Vorjahr hat sich der Zinsüberschuss deutlich um 225 Mio € (– 3,8%) reduziert. Bereinigt um die Entkonsolidierungseffekte in Höhe von 263 Mio € lagen wir zum Jahresende leicht über dem Vorjahresniveau. Dabei wurden die Volumensrückgänge nach dem Abbau der Risikoaktiva entsprechend unseres Transformationsprogramms durch Margenverbesserungen mehr als ausgeglichen. Die Zinsspanne auf Basis der durchschnittlichen Risikoaktiva stieg im Vergleich zum Vorjahr kräftig von 2,44% auf 2,63% und erhöhte sich auch kontinuierlich im Jahresverlauf 2004. Eine detaillierte Aufgliederung der Zinserträge und Zinsaufwendungen ist in den Notes enthalten.

Der Provisionsüberschuss liegt mit 2845 Mio € trotz der Entkonsolidierungseffekte um 1,8% über dem Vorjahreswert. Bereinigt um Entkonsolidierungseffekte stieg er sogar um erfreuliche 6,3% vor allem auch infolge der Entwicklung in den Geschäftsfeldern Deutschland (+ 7,3% gegenüber dem um Entkonsolidierungseffekte bereinigten Vorjahr) und Österreich und CEE (+ 8,7%). Der Anteil des Provisionsüberschusses an den gesamten operativen Erträgen stieg auf 30,5% (2003: 27,6%).

Das Handelsergebnis in Höhe von 718 Mio € konnte den hohen Vorjahreswert von 820 Mio € nicht erreichen. Im dritten Quartal haben wir insbesondere wegen der schwierigen Marktbedingungen im August und September durch die geringe Volatilität an den Kapitalmärkten weniger verdient als in den übrigen Quartalen.

Verwaltungsaufwendungen
Die Verwaltungsaufwendungen der HVB Group weisen wir mit 6118 Mio € im Vergleich zum Vorjahr um 4,0% niedriger aus, bereinigt um Entkonsolidierungseffekte liegen sie in etwa auf Vorjahresniveau (+ 0,4%).

Die Cost-Income-Ratio ermitteln wir als Quotient des Verwaltungsaufwands und der gesamten operativen Erträge: Sie betrug per Ende 2004 65,6% (2003: 63,0%, ohne Entkonsolidierungseffekte: 65,8%).

Kreditrisikovorsorge
Die Kreditrisikovorsorge lag für das Geschäftsjahr 2004 bei 1813 Mio €. Dies entspricht einem Rückgang um 456 Mio € bzw. 20,1% gegenüber dem Vorjahreswert.

Betriebsergebnis
Das Betriebsergebnis konnte mit 1389 Mio € den insbesondere durch die Gewinne aus der Veräußerung der norisbank und der Bank von Ernst begünstigten Vorjahreswert fast erreichen. Bereinigt um Entkonsolidierungseffekte konnten wir das Betriebsergebnis um 493 Mio € oder 55,0% steigern. Im vierten Quartal erzielten wir mit 491 Mio € den höchsten Quartalswert in 2004. Damit setzt sich die nachhaltige Verbesserung des operativen Ergebnisses aus dem Geschäftsjahr 2003 fort. In dem Betriebsergebnis 2004 sind rund 56 Mio € Gewinn aus der Veräußerung des Bankhauses BethmannMaffei enthalten.

Finanzanlageergebnis, Abschreibungen auf Geschäfts- oder Firmenwerte, Zuführung zu Restrukturierungsrückstellungen und Sonderwertberichtigungen sowie übrige Erträge und Aufwendungen
Beim Finanzanlageergebnis erzielten wir im Berichtsjahr 102 Mio €, vor allem durch den Verkauf unseres Anteilsbesitzes an Brau und Brunnen und E.ON, nachdem wir im Vorjahr bedingt durch die Bewertungsmaßnahmen in unseren Available for Sale-Beständen (AfS-Beständen) noch ein Finanzanlageergebnis von – 1806 Mio € ausgewiesen hatten.

Geschäfts- oder Firmenwerte wurden in unserem Abschluss nach IFRS im Geschäftsjahr 2004 letztmals planmäßig abgeschrieben. Die Abschreibungen auf Geschäfts- oder Firmenwerte beliefen sich zum Jahresultimo 2004 insgesamt auf 165 Mio €. Dies bedeutet einen Rückgang von 969 Mio € gegenüber dem Vorjahr, das durch die am Jahresende 2003 vorgenommenen außerplanmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte, insbesondere auf den der Bank Austria Creditanstalt AG (BA-CA) belastet war. Eine Abschreibung von Geschäfts- und Firmenwerten ist nach IFRS 3 zukünftig nur noch bei Vorliegen eines Impairment gestattet.

Für ein Maßnahmenpaket im Rahmen unseres Effizienzsteigerungsprogrammes PRO haben wir Restrukturierungsrückstellungen nach IAS 37 in Höhe von 250 Mio € gebildet und separat ausgewiesen.


Verwaltungsaufwand
konsequent reduziert
in Mio €
8000
6500
5000
3500
Sachaufwand
Personalaufwand
2001*
2002*
2003
2004
* HVB Group alt.

Hinsichtlich der Zuführung zu Sonderwertberichtigungen in Höhe von 2,5 Mrd € verweisen wir auf die Beschreibung im Abschnitt Geschäft und Strategie »Neuausrichtung der Immobilienfinanzierung« bzw. auf Note 40 unseres Konzernabschlusses.

In den übrigen Erträgen und Aufwendungen ist mit 130 Mio € letztmalig die Risikoabschirmung für die Hypo Real Estate Group enthalten. Darüber hinaus sind in dieser Position auch die gestiegenen Verlustübernahmen für Gesellschaften, die dem Segment WIM zugeordnet sind, ausgewiesen.

Ergebnis vor Steuern
Das Ergebnis vor Steuern (– 1781 Mio €) wurde insbesondere durch die Zuführung zu Sonderwertberichtigungen und die Zuführung zu Restrukturierungsrückstellungen belastet. Ohne diese Maßnahmen haben wir ein positives Ergebnis von 969 Mio € erzielt und damit das um Entkonsolidierungsmaßnahmen bereinigte Vorjahresergebnis (549 Mio €) deutlich übertroffen.

Ertragsteuern
Die Ertragsteuern verminderten sich um 85 Mio € auf 211 Mio €. Die tatsächlichen Steuern resultieren überwiegend aus den positiven Ergebnissen unserer ausländischen Tochtergesellschaften. Der Rückgang des latenten Steueraufwands ist auf die Erhöhung des Ansatzes von aktiven latenten Steuern auf Verlustvorträge zurückzuführen.

Fremdanteile am Ergebnis
Vom Jahresergebnis entfallen 286 Mio € auf Anteile Konzernfremder, insbesondere auf konzernfremde Gesellschafter der BA-CA.

Entwicklung in den einzelnen Geschäftsfeldern
Zum Betriebsergebnis in Höhe von 1389 Mio € haben die Geschäftsfelder

Deutschland	18 Mio €
Österreich und CEE	743 Mio €
Corporates & Markets	827 Mio €
Workout Immobilien	– 133 Mio €

beigetragen.

Entwicklung im Geschäftsfeld Deutschland
Das Geschäftsfeld Deutschland erzielte ein Betriebsergebnis in Höhe von 18 Mio €. Das Vorjahresergebnis (303 Mio €) war durch die Veräußerungsgewinne norisbank und Bank von Ernst begünstigt. Ferner fehlen in 2004 die insgesamt positiven Ergebnisse aus den entkonsolidierten Gesellschaften norisbank, Bank von Ernst und BethmannMaffei sowie die Effekte aus dem CTA. Zur besseren Vergleichbarkeit mit dem Vorjahr stellen wir in den Notes zum Segmentbericht die Vorjahreszahlen des Geschäftsfelds Deutschland und der Ressorts auch bereinigt um die Entkonsolidierungseffekte (inklusive Veräußerungsgewinne norisbank und Bank von Ernst) sowie CTA-Effekte dar. In den nachfolgenden Erläuterungen führen wir den Vorjahresvergleich für das Geschäftsfeld Deutschland und für das Ressort Privatkundengeschäft ausschließlich auf Basis der bereinigten Vorjahreswerte durch.

Betriebsergebnis nach operativen Geschäftsfeldern


in Mio €
1000
500
0
–500
2002
2003
2004
Geschäftsfeld Deutschland*
Geschäftsfeld Österreich und CEE
Geschäftsfeld Corporates & Markets

* 2003 bereinigt um die Entkonsolidierungs- sowie CTA-Effekte.

Bereinigt steigerten wir das Betriebsergebnis im Geschäftsfeld Deutschland gegenüber dem Vorjahreswert kräftig um 251 Mio €, unter anderem infolge des Veräußerungsgewinns BethmannMaffei in Höhe von rund 56 Mio €. Dabei legten wir bei den bereinigten operativen Erträgen um rund 4% zu. Den Verwaltungsaufwand konnten wir ohne die Entkonsolidierungseffekte leicht um 2% senken. Dadurch verbesserte sich die Cost-Income-Ratio deutlich auf 65,6% gegenüber dem bereinigten Vorjahreswert (69,5%). Neben der höheren Produktivität trug auch die um rund 4% reduzierte Kreditrisikovorsorge zur positiven Entwicklung des Betriebsergebnisses bei.

Im Ressort Privatkundengeschäft (inklusive Asset Management- und Private Banking-Aktivitäten) konnte der Verlust beim Betriebsergebnis von – 144 Mio € im Vorjahr auf – 29 Mio € deutlich reduziert werden. Trotz erfreulicher Vertriebsleistung wurde das Betriebsergebnis durch die strukturell bedingte hohe Risikovorsorge und abschmelzende Bestände in der privaten Immobilienfinanzierung belastet. Die operativen Erträge stiegen dennoch gegenüber dem bereinigten Vorjahreswert um 4%. Die Absatzleistung aus Vertriebsaktivitäten der HVB AG konnte in den Bedarfsfeldern Vorsorgeprodukte (+ 70%), Vermögensanlage (+ 7%) und im Konsumentenkreditgeschäft (+ 40%) massiv gesteigert werden. Der Provisionsüberschuss steigerte sich insgesamt um 3%. Einen wichtigen Beitrag hierzu leistete der Vertrieb attraktiver Anlageprodukte mit einem Absatzvolumen von insgesamt 2 Mrd €, beispielsweise die HVB-7/3-Anleihe, die HVB-Optimalanleihe sowie Bonus- und Expresszertifikate. Zudem wirkte der Veräußerungsgewinn des Bankhauses BethmannMaffei als positiver Sondereffekt auf das Ergebnis. Durch aktives Kostenmanagement wurde der Verwaltungsaufwand um 2% reduziert und die Cost-Income-Ratio auf 86,3% (2003 bereinigt: 91,7%) verbessert. Die dem Geschäftsfeld zugeordneten Tochtergesellschaften steigerten ihr Ergebnis gegenüber dem Vorjahr um 42% und haben damit 16 Mio € zur Ergebnisverbesserung des Ressorts von 115 Mio € beigesteuert. Besonders erfreulich entwickelte sich die Activest-Gruppe, deren Total Return-Fondsfamilie mit einem Volumen von 3,6 Mrd € inzwischen die größte ihrer Kategorie in Deutschland ist.

Im Ressort Firmenkunden und freie Berufe konnten wir das Betriebsergebnis um 197 Mio € auf 290 Mio € mehr als verdreifachen. Dabei reduzierte sich die Kreditrisikovorsorge um 22%. Die operativen Erträge erhöhten sich um 4% insbesondere durch den erfreulichen Anstieg des Provisionsüberschusses (+ 16%). Hierzu haben vor allem der gestiegene Absatz im Derivategeschäft mit Kunden sowie intensivierte Finanzierungsberatungen bei mittelständischen Firmenkunden beigetragen. Der Zinsüberschuss blieb stabil. Bei konstanten Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio auf 48,7%.

Das Ressort Immobilien ist durch den immer noch stagnierenden bzw. in Teilsegmenten weiter rückläufigen Immobilienmarkt stark belastet. Dies drückt sich in einer gegenüber dem Vorjahr um 28% gestiegenen Kreditrisikovorsorge aus. Die operativen Erträge erhöhten sich bei stabilem Zinsüberschuss vor allem durch den gestiegenen Provisionsüberschuss um 3%. Der Ertragsanstieg sowie die um 15% rückläufigen Verwaltungsaufwendungen konnten den höheren Risikovorsorgebedarf nur teilweise kompensieren, so dass sich der Verlust beim Betriebsergebnis von – 182 Mio € auf – 242 Mio € erhöhte.

Geschäftsstellen: Konsolidierung in Deutschland, gezielte Expansion im europäischen Ausland


2400
1800
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600
Ausland
Inland
2001*
2002*
2003
2004
* HVB Group alt.

Entwicklung im Geschäftsfeld Österreich und CEE
Das Geschäftsfeld Österreich und CEE konnte das Betriebsergebnis gegenüber dem Vorjahr kräftig um 67,0% auf 743 Mio € steigern. Die Cost-Income-Ratio verbesserte sich um 5 Prozentpunkte auf 66,3% bei leicht rückläufigen Verwaltungsaufwendungen durch den Anstieg der operativen Erträge (+ 7%). Daneben trug die um 10% reduzierte Kreditrisikovorsorge zur erfreulichen Entwicklung des Betriebsergebnisses bei.

Im Ressort Privatkunden des Geschäftsfelds Österreich und CEE reduzierten sich die operativen Erträge auf Grund des niedrigeren Saldos der sonstigen betrieblichen Erträge und Aufwendungen leicht um 2%. Dagegen erhöhten sich der Zins- und Provisionsüberschuss gegenüber dem Vorjahr. Die Verwaltungsaufwendungen blieben konstant. Trotz der um 11% rückläufigen Kreditrisikovorsorge konnte das Betriebsergebnis mit 106 Mio € den Vorjahreswert nicht erreichen (– 7%).

Im Ressort Firmenkunden in Österreich stiegen die operativen Erträge gegenüber dem Vorjahr um 4% durch die Zunahme des Zinsüberschusses um 4% und den um 12% gestiegenen Provisionsüberschuss. Für die Erhöhung des Provisionsüberschusses war das Beratungsgeschäft, vor allem das Zins- und Währungsrisikomanagement, aber auch das Emissionsgeschäft mit unseren Firmenkunden ausschlaggebend. Bei leicht reduzierten Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio von 58,8% im Vorjahr auf 55,6%. Die höhere Profitabilität und die um 13% gesunkene Kreditrisikovorsorge führten zur kräftigen Steigerung des Betriebsergebnisses um 45% auf 248 Mio €.

Sehr erfreulich entwickelte sich das Ressort Zentral- und Osteuropa (CEE), in dem sich das Betriebsergebnis mehr als verdoppelte. Mit 389 Mio € erwirtschaftete das Ressort CEE den höchsten Ergebnisbeitrag innerhalb des Geschäftsfelds. Dabei verbesserte sich die Cost-Income-Ratio bei stabilen Verwaltungsaufwendungen infolge der um 24% höheren operativen Erträge kräftig um rund 14 Prozentpunkte auf 59,3%. Innerhalb der operativen Erträge konnte der Zinsüberschuss kräftig um 40% zulegen, während sich der Provisionsüberschuss um 14% erhöhte.

Die Bank Austria Creditanstalt-Gruppe trug insgesamt, einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Sachverhalte wie Abschreibungen und Refinanzierungsaufwand des Geschäfts- oder Firmenwerts, 670 Mio € zum Ergebnis vor Steuern der HVB Group bei. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der Bank Austria Creditanstalt-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Das originäre Ergebnis vor Steuern der Bank Austria Creditanstalt-Gruppe in Höhe von 836 Mio € wird von der Bank Austria Creditanstalt separat veröffentlicht.

Entwicklung im Geschäftsfeld Corporates & Markets
Die Ergebnisentwicklung des Geschäftsfelds Corporates & Markets war 2004 durch rückläufige operative Erträge belastet. Hierfür ist neben der Reduzierung des Zinsüberschusses auch der Rückgang des Handelsergebnisses auf Grund der schwachen Entwicklung im dritten Quartal 2004 verantwortlich. Dadurch ergab sich trotz Nettoauflösungen bei der Kreditrisikovorsorge bei leicht steigenden Verwaltungsaufwendungen ein um 19% geringeres Betriebsergebnis.

Die operativen Erträge des Ressorts Markets sanken um 32% infolge des rückläufigen Zinsüberschusses und des insbesondere im dritten Quartal 2004 schwachen Handelsergebnisses. Bei stabilen Verwaltungsaufwendungen hat sich das Betriebsergebnis auf 296 Mio € verringert.

Im Ressort Corporates konnten die operativen Erträge trotz der Belastungen des Zinsüberschusses aus dem Volumensabbau im Rahmen des Transformationsprogramms und des Verkaufs des US-Real-Estate Portfolios weitgehend auf Vorjahresniveau gehalten werden (– 5%). Daneben führten höhere Verwaltungsaufwendungen, insbesondere bedingt durch Investitionen in zukunftsträchtige Produktfelder wie das Active-Credit-Portfolio-Management, zu einer höheren Cost-Income-Ratio. Durch Nettoauflösungen bei der Kreditrisikovorsorge hat sich das Betriebsergebnis mehr als verdoppelt.

Vermögens- und Finanzlage

Bilanz- und Kreditvolumen

Die Bilanzsumme der HVB Group belief sich zum Jahresende 2004 auf 467,4 Mrd €, das sind 12,0 Mrd € bzw. 2,5% weniger als zum Vorjahresende. Dies resultiert im Wesentlichen aus dem Rückgang der Finanzanlagen um 9,4 Mrd € sowie der Forderungen an Kunden (– 8,4 Mrd €) und Forderungen an Kreditinstitute (– 5,4 Mrd €). Dagegen nahmen die Handelsaktiva um 11,3 Mrd € zu. Die Wertberichtigungen auf Forderungen erhöhten sich insbesondere durch die zum Jahresende 2004 vorgenommene Zuführung zu Sonderwertberichtigungen um rund 2 Mrd €.

Das gesamte Kreditvolumen reduzierte sich auf Grund der moderaten Kreditnachfrage und des risikoadjustierten Pricings um 13,8 Mrd € auf 324,6 Mrd €. Hierbei sind sowohl die Kredite und Darlehen an Kunden und Kreditinstitute als auch die Eventualverbindlichkeiten rückläufig.

Die Finanzanlagen enthalten 8,7 Mrd € (– 4%) festverzinsliche Wertpapiere, die bis zu ihrer Endfälligkeit gehalten werden sollten (HtM-Finanzanlagen), 33,6 Mrd € (– 21%) Wertpapiere und andere Finanzinstrumente, die zur Veräußerung verfügbar sind (AfS-Finanzanlagen), 1,0 Mrd € (+ 26%) Anteile an at-Equity bewerteten Unternehmen sowie 0,4 Mrd € (+ 3%) Grundstücke und Gebäude, die als Finanzanlagen gehalten werden.

Auf der Passivseite erhöhten sich die Verbindlichkeiten gegenüber Kunden um 4,1 Mrd € und die Handelspassiva um 4,6 Mrd €. Dagegen nahmen die verbrieften Verbindlichkeiten um 13,2 Mrd € und die Verbindlichkeiten gegenüber Kreditinstituten um 9,4 Mrd € ab.

Aus der Anfang April abgeschlossenen Kapitalerhöhung erhöhte sich durch die Ausgabe von 214,4 Millionen neuen Aktien das gezeichnete Kapital um 40% bzw. 643 Mio € auf 2252 Mio €. Die Kapitalrücklage liegt mit 9,3 Mrd € in etwa auf Vorjahreshöhe. Dabei wird der Zugang aus der Kapitalerhöhung durch die zur Abdeckung des Jahresfehlbetrags 2004 erforderliche Reduzierung der Kapitalrücklage kompensiert. Insgesamt stieg das bilanzielle Eigenkapital um 11,4% auf 11,5 Mrd €.

Die Fair-Value-Änderungen von Sicherungsderivaten effizienter Cashflow-Hedges weisen wir innerhalb des bilanziellen Eigenkapitals in der Hedge-Rücklage aus. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen; deshalb hat die Hedge-Rücklage isoliert betrachtet keine ökonomische Aussagekraft. Insbesondere liegt kein Eigenkapitalverzehr vor, da den negativen Wertänderungen der Derivate in den Bilanzpositionen angewachsene stille Reserven gegenüberstehen. Bei der Ermittlung der Eigenkapitalrentabilität bleiben die AfS-Rücklage und die Hedge-Rücklage unberücksichtigt.

Risikoaktiva und Kapitalquoten

In 2003 haben wir unsere Risikoaktiva kräftig auf 241,8 Mrd € reduziert. Für 2004 planten wir – auf Basis einer erheblich verbesserten Kapitalbasis – ein moderates Risikoaktiva-Wachstum bis zu einer Höhe von 250 Mrd €.

Bilanz



in Mrd €
800
600
400
200
Bilanzsumme
Risikoaktiva nach BIZ
2001*
2002*
2003
2004
* HVB Group alt.

Zum Jahresende 2004 beliefen sich die Risikoaktiva gemäß BIZ auf 238,6 Mrd €, das sind 3,2 Mrd € weniger als im Vorjahr. Dieser Rückgang steht im Zusammenhang mit der Zuführung zu Sonderwertberichtigungen, die von den Risikoaktiva abgesetzt werden. Ohne Berücksichtigung der Sonderwertberichtigungen hatten wir auf Grund einer moderaten Kreditnachfrage und konsequentem risiko-adjustierten Pricing eine eher stagnierende Entwicklung.

Das Kernkapital der HVB Group erhöhte sich um rund 9% auf 15,7 Mrd €.

Die Eigenmittel, die neben dem haftenden Eigenkapital (25,8 Mrd €) auch die so genannten Drittrangmittel (1,3 Mrd €) einschließen, erhöhten sich um 5,9% auf 27,1 Mrd €.

Die Kernkapitalquote nach BIZ verbesserte sich per 31. Dezember 2004 auf 6,6% nach 5,9% im Vorjahr. Unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungseffekten beläuft sie sich auf 6,2%. Die Eigenmittelquote erhöhte sich von 9,7% auf 10,4%.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert für das Jahr 2004 durchschnittlich auf 1,2 (2003: 1,2).

Vorgänge nach dem 31. Dezember 2004

Im Januar 2005 haben wir bekannt gegeben, dass die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäftes der HVB AG sowie die Restbestände des Segments Workout Immobilien in das neue Segment Real Estate Restructuring überführt werden. Dieses wird ein Volumen von 15,4 Mrd € umfassen.

Über dieses neue Segment werden wir ab dem Zwischenbericht zum ersten Quartal 2005 gesondert im Rahmen unserer Segmentberichterstattung berichten.

Darüber hinaus fanden keine berichtenswerten Vorgänge nach dem 31. Dezember 2004 statt.

Ausblick

Der Lagebericht sowie der Bericht im Übrigen enthalten die Zukunft betreffende Aussagen, Erwartungen und Prognosen. Diese zukunftsbezogenen Aussagen beruhen auf Planungen und Schätzungen auf der Basis aller uns derzeit zur Verfügung stehenden Informationen. Wir übernehmen keine Verpflichtung, diese Aussagen angesichts neuer Informationen oder künftiger Ereignisse zu aktualisieren. Die zukunftsbezogenen Aussagen können mit bekannten oder unbekannten Risiken und Ungewissheiten verbunden sein und die tatsächlichen Ergebnisse und Entwicklungen deshalb wesentlich von den zur Zeit erwarteten abweichen. Derartige Abweichungen können insbesondere aus Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, der Entwicklung der internationalen Kapitalmärkte, dem möglichen Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, der Umsetzung von Restrukturierungsmaßnahmen, nationalen und internationalen Gesetzesänderungen, vor allem hinsichtlich steuerlicher Regelungen, der Zuverlässigkeit unserer Verfahren und Methoden zum Risikomanagement sowie aus anderen, zum Teil im Risikobericht detaillierter dargestellten Risiken resultieren.

Gesamtwirtschaftliche Entwicklung

Die Weltwirtschaft dürfte erneut kräftig wachsen, wenn auch wohl nicht so stark wie noch in 2004. Insbesondere die sich abzeichnende langsamere Gangart der US-Wirtschaft dämpft die globale Dynamik. Dem stehen freilich weiterhin die prosperierenden Regionen Emerging Asia sowie Zentral- und Osteuropa entgegen. Nach einem Zuwachs von rund 4% in 2004 zeichnet sich für das laufende Jahr eine Ausweitung der weltweiten Wertschöpfung von etwa 3% ab.

Die schwächere globale Dynamik hinterlässt auch in der Euro-Zone Spuren. So dürfte das Wachstum in diesem Jahr auf 1,5% zurückfallen (2004: + 1,8%), in Deutschland sogar auf lediglich knapp 1% (2004: + 1,6%). Hinter dieser vordergründig enttäuschenden Entwicklung verbirgt sich indes eine für die mittelfristigen Wachstumsperspektiven wichtige Veränderung: Dank umfangreicher Strukturreformen in den vergangenen zwei Jahren haben sich die Perspektiven für eine durchgreifende Stärkung der binnenwirtschaftlichen Auftriebskräfte – insbesondere in Deutschland – signifikant verbessert. Anfangs überwiegen die mit Veränderungsprozessen unvermeidlich verbundenen Belastungen, wie zum Beispiel der Anstieg der offiziellen Erwerbslosigkeit auf über fünf Millionen in Deutschland. Insbesondere die Flexibilisierung der Arbeitsmärkte aber dürfte im Verlauf des Jahres 2005 zu einer Ausweitung der Erwerbstätigkeit und damit einer Verstetigung von Konsum- und Investitionsplänen beitragen.

Für 2005 ist in Österreich mit einem nur wenig schwächeren Wachstum als 2004 zu rechnen (1,9%). Die nachlassende Auslandsnachfrage sollte durch eine stärkere Inlandsnachfrage, gestützt auch von der Steuerreform, aufgefangen werden. Die Inflation sollte gegen Jahresende wieder unter 2% kommen.

Für Zentral- und Osteuropa ist mit einem leicht schwächeren Wachstum 2005 zu rechnen, das jedoch erneut über 4% betragen sollte, in Südosteuropa knapp unter 5%. Vor allem die Investitionen sollten dabei das Wachstum stützen.

Branchenentwicklung
Für das europäische Bankgeschäft werden sich die Rahmendaten in 2005 dennoch verbessern. Zwar fehlt es weiterhin an konjunkturellem Rückenwind, dazu fallen die gesamtwirtschaftlichen Wachstumsraten zu gering aus. Andererseits aber verschaffen die Strukturreformen den Marktkräften neue Entfaltungsmöglichkeiten. Bei der deutschen Kreditindustrie spielt neben der Fokussierung auf Ertragsinitiativen auch eine weiterhin strikte Kostenkontrolle verbunden mit einem straffen Management der Risikokosten eine entscheidende Rolle im Hinblick auf eine zunehmende Verbesserung der Ertragslage.

Planung
Unserer eigenen Planung haben wir für Deutschland folgende Prämissen zugrunde gelegt:
- Wachstum des Bruttoinlandsprodukts knapp 1%; der globale Aufschwung verliert leicht an Fahrt, setzt sich jedoch fort;
- Inflationsrate 1,5%;
- Langfristige Zinsen in einer Bandbreite von 4,5% und 5,5%;
- Leichte Entspannung bei den Unternehmensinsolvenzen.

Entwicklung der HVB Group
Unsere gute operative Performance im Berichtsjahr sowie die Sondermaßnahmen im Jahresabschluss 2004 haben die Grundlage zum zügigen Erreichen eines wettbewerbsfähigen Profitabilitätsniveaus geschaffen. Wir planen für die HVB Group, bereits 2005 zu einem deutlich niedrigeren Niveau bei der Kreditrisikovorsorge von ca. 1,3 Mrd € zurückzukehren. Normalisierte Zuführungsquoten werden die Ertragsrechnung der HVB Group auch in den kommenden Jahren spürbar entlasten. Bereits für das Jahr 2005 geht die HVB Group von einer Eigenkapitalrentabilität nach Steuern aus, die in etwa auf der Höhe ihrer Kapitalkosten liegt (zwischen 8 und 9%).

Die Maßnahmen zur Effizienzsteigerung werden unsere Ertragskraft stützen. Die Kernkapitalquote wollen wir möglichst schnell durch Thesaurierung und die Freisetzung von Eigenkapital – unter anderem auch durch zügigen Abbau von Beständen aus dem Segment Real Estate Restructuring – wieder spürbar erhöhen.

RISK REPORT

Die HVB Group als Risikonehmer

Das Erzielen von Erträgen im Bankgeschäft ist in der Regel nicht ohne das Eingehen von Risiken möglich. Dabei beinhaltet der Begriff Risiko die Möglichkeit, dass sich die künftige wirtschaftliche Lage der HVB Group negativ entwickelt. Insofern sind der bewusste Umgang, das aktive Management und die laufende Überwachung von Risiken Kernelemente der erfolgsorientierten Geschäftssteuerung der HVB Group.

Die darauf aufbauende konsequente Verzahnung von Rentabilitäts- und Risikokriterien in allen Geschäftsfeldern und Funktionen unserer Bank betrachten wir dementsprechend als eine unserer Kernaufgaben.

Management und Überwachung der Risiken konzernweit

1 Risikomanagement

Im Rahmen des Risikomanagements definiert die Bank auf Konzernebene ihre Gesamtrisikostrategie, das heißt insbesondere bestimmt sie auf Basis der zur Verfügung stehenden Risikodeckungsmasse, in welchem Umfang und in welcher Weise sich die einzelnen Geschäftsfelder und Ressorts risikomäßig exponieren dürfen. Bei jeder Risikoübernahme ist somit zu prüfen, ob sie aus Risikotragfähigkeitskalkülen möglich und aus Chance-Risiko-Kalkülen lohnenswert ist.

Die verschiedenen Geschäftsfelder und Ressorts setzen durch das gezielte und kontrollierte Eingehen von Risikopositionen die ihnen vorgegebene Risikostrategie konzernweit ergebnisverantwortlich um. Im Rahmen von Limitsystemen verfügen sie dabei über das ihnen zugewiesene regulatorische und ökonomische Kapital.

2 Risikoüberwachung

Der Prozess des Risikomanagements wird von einer umfassenden funktional wie organisatorisch unabhängigen Risikoüberwachung begleitet, unter der folgende Aufgaben zusammengefasst sind:

Im Rahmen der Risikoanalyse werden die Risiken der Geschäftstätigkeit identifiziert, analysiert sowie Methoden für ihre Erhebung entwickelt. Parallel dazu wird die verfügbare Risikodeckungsmasse definiert und quantifiziert.

Unter die sich anschließende Risikokontrolle fällt neben der Quantifizierung der eingegangenen Risiken und der Überwachung der erteilten Limite auch das Risikoreporting, durch das dem Management gleichzeitig Handlungsempfehlungen für künftige risikopolitische Entscheidungen an die Hand gegeben werden.

Der funktionalen Abgrenzung von Risikomanagement und Risikoüberwachung wird auch aus aufbauorganisatorischer Sicht Rechnung getragen.

3 Bereiche und Gremien

Risikomanagement

Die Wahrnehmung des Risikomanagements liegt im Rahmen der vom Konzernvorstand vorgegebenen Kompetenzen in den Händen der Geschäftsfelder und Ressorts. Auf Konzernebene sind als wesentliche Gremien das Strategische Konzernkreditkomitee und das Group Asset Liability Committee zu nennen.

Als zentrales Gremium hat das Strategische Konzernkreditkomitee die Aufgabe, kreditstrategische Entscheidungen zu treffen bzw. wo dies aus rechtlichen Gründen erforderlich ist, den Vorständen der jeweiligen Konzerninstitute Entscheidungsempfehlungen zu geben. Dies umfasst im Wesentlichen die Kreditrisikostrategie, Kreditgrundsätze (Dachpolicy und spezielle Kreditgrundsätze), geschäftsfeldbezogene Risikostrategien, Grundsätze der Kreditorganisation sowie Risikobewertungsverfahren und -parameter. Unter Vorsitz des Chief Risk Officers sind im Strategischen Konzernkreditkomitee alle Geschäftsfelder, der Chief Credit Risk Officer sowie der Bereich Group Credit Risk Control repräsentiert.

Das Group Asset Liability Committee entscheidet im Rahmen seiner monatlichen Sitzungen über das Aktiv-Passiv-Management in der HVB AG und trifft Vorgaben für den Konzern. Dabei verfolgt das Gremium im Wesentlichen folgende Ziele:
- die optimale Nutzung der finanziellen Ressourcen Liquidität und Kapital im Konzern,
- die Abstimmung zwischen dem Bedarf der Geschäftsfelder an finanziellen Ressourcen und der Geschäftsstrategie des Konzerns,
- die Etablierung konzernweit einheitlicher Methoden im Aktiv-Passiv-Management.

Risikoüberwachung

Die Überwachung und Koordination der risikopolitischen Aktivitäten in der HVB Group sind im Verantwortungsbereich des Chief Risk Officers angesiedelt. Seine Aktivitäten werden flankiert durch den Risikoausschuss des Aufsichtsrats, den Bereich Group Finance and Tax und die Konzernrevision.

Der aus fünf Mitgliedern bestehende Risikoausschuss des Aufsichtsrats trägt der eminenten Bedeutung einer ganzheitlichen Früherkennung sämtlicher Risiken für den Fortbestand des Unternehmens Rechnung. Der Risikoausschuss wird vom Vorstand in mindestens vier Sitzungen pro Jahr über die Risikosituation und das Risikomanagement unterrichtet. So erhält der Aufsichtsrat detaillierte Berichte über alle für die Bank relevanten Risiken.

Unter dem Dach des Chief Risk Officers sind die folgenden Bereiche organisiert:

- Group Credit Risk Control ist für das Kreditrisikocontrolling der HVB Group zuständig. Die Aufgabe beinhaltet die Anwendung, den Betrieb und die Weiterentwicklung von Kreditrisikomesssystemen. Die verwendeten Instrumente und Systeme umfassen sowohl die Ratingverfahren und Pricing-Tools als auch das Portfoliomodell für die Credit-Value-at-Risk-Berechnung. Außerdem erfolgt in dem Bereich das Reporting der Kreditportfolios der HVB AG sowie der HVB Group.
- Risk Control ist für die konzernweite Erfassung des Marktrisikos, Kontrahenten- und Emittentenrisikos, operationellen Risikos, Geschäftsrisikos sowie des Risikos aus bankeigenem Immobilienbesitz sowie Anteils- und Beteiligungsbesitz verantwortlich. Die Aufgaben und Kompetenzen umfassen die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung und Weiterentwicklung der jeweiligen Messmethoden sowie das Berichtswesen an den Chief Risk Officer und an den Konzernvorstand. Darüber hinaus ist Risk Control für die konzernweite Risikokapitalermittlung und -aggregation sowie die Umsetzung einheitlicher Risikocontrollingstandards unter Berücksichtigung entsprechender gesetzlicher – insbesondere aufsichtsrechtlicher – Anforderungen zuständig.
- Der Bereich Group Asset Liability Management verantwortet die konzernweite Steuerung der kurz- und langfristigen Liquidität zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und zur Optimierung der Refinanzierungskosten. Wesentliche Elemente sind ein koordinierter Geld- und Kapitalmarktauftritt und die Festlegung der Liquiditätsprofile der Konzerneinheiten. Zu den weiteren Aufgaben von Group Asset Liability Management zählen das Bilanzstrukturmanagement sowie Maßnahmen zur Steuerung des regulatorischen Kapitals. Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele unserer Bank. Mit Beginn des Jahres 2005 wurde der Bereich aus der Chief-Risk-Officer-Organisation herausgelöst und berichtet künftig an den Vorstand des Geschäftsfeldes Corporates & Markets.
- Im Ressort Credit & Risk Management sind die kreditbearbeitenden Einheiten des Normalgeschäfts im Sinne der MaK für das Kreditgeschäft des Geschäftsfeldes Deutschland gebündelt. Hierbei sind im Wesentlichen die Kreditanalysen und -entscheidungen sowie deren nachläufige Umsetzung und Bearbeitung zu nennen. Diese Tätigkeiten tragen insbesondere den aufsichtsrechtlichen Anforderungen Rechnung und decken unser Geschäft mit Privat-, Geschäfts- und Firmenkunden sowie professionellen Immobilienkunden ab. Die Bearbeitung der Immobilienfinanzierungen erfolgt durch den Bereich Immobilien-Service-Center, in welchem sämtliche Vorgänge im Verlauf aller Immobiliendarlehen ab der Refinanzierung bis zur Darlehensrückzahlung durchgeführt werden. Unterstützt wird dieses Ressort durch Branchenspezialisten, die bei Kreditengagements ab 5 Mio € für das Kreditgeschäft des Geschäftsfeldes Deutschland sowie generell für das Kreditgeschäft des Geschäftsfeldes Corporates & Markets in den Entscheidungsprozess eingebunden werden. Deren Votum bei den Kreditengagements sehen wir dabei als Mehrwertbeitrag im Sinne einer branchenorientierten Risikosteuerung an.

- Zu den Aufgaben des Chief Credit Risk Officers zählen der Risikovorsorge-Forecast, ausführliche Portfolioanalysen und die Erstellung zentraler Grundsätze bzw. Handlungsanweisungen für das gesamte Kreditgeschäft. Im Wesentlichen ist hier der Bereich Sanierung und Workout angesiedelt, dem die Zuständigkeiten für Risikofrüherkennung, Sanierungsaktivitäten und Workout/Sicherheitenverwertung obliegen. Unter anderem initiiert durch EDV-gestützte Risikohinweise werden auffällige Engagements im Rahmen eines Watchlistprozesses intensivbetreut. Im Falle notwendiger Sanierungsmaßnahmen erfolgt die Übergabe an die darauf spezialisierten Einheiten, welche die weitere Engagementstrategie festlegen und deren Umsetzung begleiten. Besteht keine Aussicht mehr auf eine erfolgreiche Sanierung, kommt es zum Workout des betreffenden Engagements.
- Im Fokus des Bereiches Immobilien-Bewertung und Consulting stehen die Bewertung von Einzelobjekten und Portfolios sowie die Analyse und Prognose von Immobilienmärkten. Dabei unterstützt der Bereich die Risikobeurteilung und -steuerung im Immobilienfinanzierungsgeschäft der HVB Group.

Der Bereich Group Finance and Tax bündelt die Aufgaben Group Accounting, Regulatory Reporting, Global Tax und Group Market Finance.

Der Teilbereich Group Accounting ist durch Analyse seiner periodisch erstellten Erfolgsrechnungen in der Lage, Fehlentwicklungen aufzuzeigen. Damit wird ein wichtiger Impuls für die Konformität mit dem Risikomanagementprozess geleistet. Der Teilbereich Regulatory Reporting hat die bankenaufsichtsrechtliche Berichterstattung zur Aufgabe. Darunter fallen neben dem Grundsatz I (Unterlegung von Risikoaktiva und Marktrisikopositionen mit Eigenmitteln) und dem Grundsatz II (Sicherstellung der jederzeitigen Liquidität des Instituts) insbesondere auch die Evidenz von Groß-, Millionen- und Organkrediten.

Darüber hinaus ist der Bereich Group Finance and Tax – gemeinsam mit dem Bereich Group Credit Risk Control – eng in die Aktivitäten unseres Basel-II-Projektes eingebunden.

Die Konzernrevision ist als unabhängiger organisatorischer Bereich direkt dem Chief Financial Officer unterstellt und für den Konzernvorstand tätig. Sie erfüllt primär die Aufgaben der Internen Revision der HVB AG. Darüber hinaus hat sie auch einen Konzernauftrag. Die Bandbreite der Aufgaben erstreckt sich hierbei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Internen Revision der Tochtergesellschaften.

Gemäß den aufsichtsrechtlichen Mindestanforderungen an die Ausgestaltung der Internen Revision der Kreditinstitute (MaI) werden alle Betriebs- und Geschäftsabläufe innerhalb von drei Jahren geprüft – sofern dies sinnvoll und angemessen ist. Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen, werden mindestens jährlich geprüft.

In einem Jahresbericht wird dem Konzernvorstand ein Überblick über die Prüfungsergebnisse sowie über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben. Darüber hinaus wird der Ausschuss für Geschäftsprüfung des Aufsichtsrats in seinen regelmäßigen Sitzungen vom Leiter des Konzernbereichs Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit unterrichtet.

Risikoarten und -messung

1 Relevante Risikoarten

In der HVB Group differenzieren wir nach folgenden Risikoarten:
- Adressrisiko,
- Marktrisiko,
- Liquiditätsrisiko,
- Operationelles Risiko,
- Geschäftsrisiko,
- Risiko aus bankeigenem Immobilienbesitz,
- Risiko aus Anteils- und Beteiligungsbesitz,
- Strategisches Risiko.

2 Methoden der Risikomessung

Mit Ausnahme des Liquiditätsrisikos und des Strategischen Risikos werden alle Risikoarten nach einem Value-at-Risk-Ansatz gemessen, bei dem die potenziellen künftigen Verluste auf Basis eines definierten Konfidenzniveaus ermittelt werden.

Im Anschluss daran werden die ermittelten Risikokapitalgrößen auf Konzernebene aggregiert. Dabei wird für alle Risikoarten konsistent eine Haltedauer von einem Jahr und ein Konfidenzniveau von 99,95% unterstellt.

Bei dieser Aggregation werden Risiko mindernde Portfolioeffekte berücksichtigt, welche sowohl Korrelationen innerhalb der einzelnen Risikoarten zwischen Geschäfts- und Konzerneinheiten als auch solche über die Risikoarten hinweg erfassen.

Liquiditätsrisiko und Strategisches Risiko werden nicht über statistische Ansätze erfasst. Die hierfür angewandten Erhebungsmethoden werden in den relevanten Abschnitten dieses Risk Reports aufgezeigt.

3 Weiterentwicklung der Risikomess- und Überwachungsmethoden

Die Risikomess- und Überwachungsmethoden unterliegen einem ständigen Weiterentwicklungs- und Verbesserungsprozess. Dieser resultiert auf der einen Seite aus unserem eigenen Qualitätsanspruch, auf der anderen Seite trägt die HVB Group damit den gesteigerten gesetzlichen – insbesondere aufsichtsrechtlichen – Anforderungen (vor allem Basel II) Rechnung.

Gesamtbanksteuerung

1 Duale Gesamtbanksteuerung

Im Fokus der kapitalmarktorientierten Steuerung in der HVB Group steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Rendite-Risiko-Relationen. Im Rahmen des dualen Steuerungsprinzips werden den Geschäftsfeldern und Ressorts sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch Risikokapital zugeteilt. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarktes abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind.

2 Aufsichtsrechtliche Kapitaladäquanz

Gebundenes Kernkapital

Von den Geschäftsfeldern und Ressorts wird eine Kernkapitalunterlegung bezogen auf die Risikoaktiva von 7% und von 50% auf die zu unterlegenden Marktrisiken nach den Regeln der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht (BIZ) eingefordert. Eine Ausnahme bilden hier im Geschäftsfeld Österreich und CEE die Auslandseinheiten im Ressort CEE, denen eine Kernkapitalunterlegung der Risikoaktiva von 10% zugerechnet wird.

Auf das so ermittelte durchschnittlich gebundene Kernkapital wird der Anlagenutzen berechnet, der im Zinsüberschuss ausgewiesen wird. Dabei wird ein Zinssatz angewandt, der nach unserer empirischen Erhebung die langfristige Durchschnittsrendite einer risikofreien Anlage am Kapitalmarkt darstellt.

Steuerung der aufsichtsrechtlichen Eigenkapitalausstattung

Die Planung unseres aufsichtsrechtlichen Eigenkapitals erfolgt anhand folgender vier Kapitalquoten, für deren Steuerung wir intern Mindestwerte festgelegt haben:
- Kernkapitalquote (Verhältnis aus Kernkapital zu den Risikoaktiva),
- Kernkapitalerfüllungsquote (Verhältnis aus unserem tatsächlich vorhandenen zu dem aufsichtsrechtlich mindestens geforderten Kernkapital),
- Eigenkapitalquote (Verhältnis aus Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

Weiterführende Details zu diesen Quoten in 2004 sind im Financial Review sowie in den Notes (Nummer 76) dieses Geschäftsberichtes zu finden.



Ergebnisanspruch
des Kapitalmarktes an HVB Group
Verzinsungsansprüche auf
Kapitalressourcen
Gebundenes
Kernkapital
Trägt den bank-
aufsichtsrechtlichen
Anforderungen
Rechnung
Risikokapital
Trägt dem
ökonomischen
Risiko Rechnung
Ressourcenoptimierung

Die Abschmelzung und die Volatilität der Eigenmittelbestandteile (Rückzahlung von Kapitalbestandteilen, börsenkursbedingte Änderung der Neubewertungsreserven, währungskursbedingte Einflüsse etc.) werden bei der Planung der vier genannten Quoten ebenso berücksichtigt wie die auf die Risikoaktiva und die Marktrisikopositionen bezogenen Schwankungen.

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:

- Basierend auf unserer Mehrjahresplanung führen wir monatlich eine rollierende 8-Quartale-Projektion zur permanenten Prognostizierung unserer Kapitalquoten gemäß der Baseler Eigenmittelempfehlung durch.
- Das Group Asset Liability Committee wird monatlich über die Ist-Quoten und die wesentlichen Effekte auf diese Quoten informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.

3 Ökonomische Kapitaladäquanz

Das von den Geschäftsfeldern bzw. Ressorts jeweils künftig benötigte Risikokapital wird, aufgeschlüsselt nach Risikoarten, im Rahmen des jährlichen Planungsprozesses in engem Zusammenspiel zwischen dem Bereich Risk Control und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Konzernvorstand werden die Risikokapitalgrößen in den Steuerungs- und Berichtsinstrumenten der Bank verankert. Ein Soll-Ist-Vergleich wird quartalsweise erstellt und an den Chief Risk Officer berichtet.

Unser auf Konzernbasis aggregiertes Risikokapital (einschließlich Fremdanteile) beläuft sich nach Berücksichtigung aller Risiko mindernden Portfolioeffekte auf 8,3 Mrd €. Gegenüber dem Vorjahr bedeutet dies eine deutliche Reduktion um 1,6 Mrd €.

Risikokapital nach Portfolioeffekten

Konfidenzniveau 99,95%

Aufteilung nach Risikoarten	2004	2004	2003	2003
	in Mio €	in %	in Mio €	in %
Marktrisiko	270	3,2	277	2,8
Adressrisiko	2 821	33,9	2 718	27,3
Geschäftsrisiko	1 019	12,3	977	9,8
Operationelles Risiko	1 206	14,5	1 364	13,7
Risiko aus bankeigenem Immobilienbesitz	353	4,2	284	2,9
Risiken aus Anteils-/Beteiligungsbesitz	2 648	31,9	4 321	43,5
Summe	**8 317**	**100,0**	**9 941**	**100,0**
Risikodeckungsmasse	**18 012**		**17 247**	
Auslastung in %	**46,2**		**57,6**	

Aufteilung nach Geschäftsfeldern	2004	2004	2003	2003
	in Mio €	in %	in Mio €	in %
Deutschland	2 330	28,0	2 249	22,6
Österreich und CEE	2 164	26,0	1 939	19,5
Corporates & Markets	1 320	15,9	1 521	15,3
Workout Immobilien	2	0,0	5	0,1
Sonstige (inkl. nicht den Geschäftsfeldern zugeordnete Finanzanlagen der Gruppe)	2 501	30,1	4 227	42,5
Summe	**8 317**	**100,0**	**9 941**	**100,0**

Diese ist ausschließlich auf das Risikokapital für Anteils- und Beteiligungsbesitz zurückzuführen, welches sich nach der vollständigen Veräußerung unserer Anteile an der Allianz AG und der Reduzierung unserer Anteile an der Münchener Rückversicherungs-Gesellschaft AG signifikant um 1,7 Mrd € verringert hat. Diese Veränderung spiegelt sich im Geschäftsfeld Sonstige wider. Infolgedessen hat sich der Anteil des Beteiligungsrisikos am gesamten Risikokapital deutlich auf rund 32% reduziert.

Im Rahmen einer quartalsweisen Risikotragfähigkeitsanalyse stellen wir unser Konzernrisikokapital der uns zur Verfügung stehenden Risikodeckungsmasse gegenüber. Im Rahmen unserer Mehrjahresplanung erfolgt diese Tragfähigkeitsanalyse darüber hinaus mit einem Prognosezeitraum von drei Jahren.

Im Berichtsjahr haben wir die bankinterne Definition der Risikodeckungsmasse überarbeitet. Im Zuge zunehmender externer Anforderungen ist sie nunmehr konservativer und transparenter definiert und setzt sich aus IFRS-Eigenkapitalkomponenten, Genussrechts- und Hybridkapital, Reserven sowie dem Plan- bzw. Istergebnis zusammen. Hierbei werden die Anteile in Fremdbesitz berücksichtigt sowie der Goodwill in Abzug gebracht. Auf Basis dieser neuen Zusammensetzung beläuft sich die Risikodeckungsmasse zum Jahresende 2004 auf 18,0 Mrd € (vergleichbarer Vorjahreswert: 17,2 Mrd €). Bei einem aggregierten Risikokapital von 8,3 Mrd € ergibt sich eine Auslastung der Risikodeckungsmasse von rund 46%.

Risikoarten im Einzelnen

1 Adressrisiko

Risikomanagement

Unter Adressrisiko verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Dabei unterscheiden wir zwischen den Risikokategorien Kreditrisiko, Kontrahentenrisiko, Emittentenrisiko und Länderrisiko.

- Kreditrisiko umfasst mögliche Wertverluste im kommerziellen Kreditgeschäft. Dem wird durch die Bildung von Kreditrisikovorsorge Rechnung getragen.
- Kontrahentenrisiko ergibt sich aus der Verschlechterung der Bonität bzw. dem Ausfall einer Gegenpartei, mit der wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termin- bzw. Derivategeschäfte getätigt haben. Das Kontrahentenrisiko lässt sich in Erfüllungs- und Wiedereindeckungsrisiko differenzieren. Für die Bank besteht immer dann ein Erfüllungsrisiko, wenn wir beim Austausch von Zahlungen im Rahmen der Abwicklung des Geschäfts in Vorleistung treten, ohne zum Zeitpunkt unserer Zahlung sicher zu wissen, dass die Gegenzahlung des Kontrahenten erfolgen wird. Das Wiedereindeckungsrisiko ergibt sich aus der Gefahr, dass sich die Bank bei Ausfall der Gegenpartei am Markt zu ungünstigeren Konditionen wiedereindecken muss.
- Emittentenrisiko ist die Gefahr von Bonitätsverschlechterungen oder Ausfällen eines Emittenten. Es entsteht durch den Kauf von Wertpapieren für den Eigenbestand, bei Wertpapieremissions- und -platzierungsgeschäften sowie bei Kreditderivaten.
- Das Länderrisiko ist das Risiko von Wertverlusten auf Grund von Transfer-/Konvertierungsbeschränkungen bzw. -verboten oder anderen hoheitlichen Maßnahmen des Landes des Kreditnehmers (Transferrisiko). Ein Länderrisiko besteht bei grenzüberschreitenden Transaktionen in Fremdwährung. Außerdem wird das Adressrisiko von Zentralregierungen und Notenbanken berücksichtigt (Sovereign Risk). Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich konzerninterner Geschäfte sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein.

Das Management des Adressrisikos basiert auf einem integrierten Konzept klar definierter Grundsätze, Kompetenzstrukturen und Risikobeurteilungsverfahren.

Bezogen auf das Adressrisiko ist in allen kreditgewährenden Einheiten der HVB Group die fachliche und disziplinarische Trennung von Vertrieb (= Markt) und Kredit (= Marktfolge) auf allen Ebenen organisatorisch gewährleistet. Die Marktfolgeaktivitäten sind im Bereich des Chief Risk Officers gebündelt. Darüber hinaus sind in allen Geschäftsfeldern ab einer bestimmten Kredithöhe zentral angesiedelte Senior Risk Manager in den Entscheidungsprozess eingebunden. Diese tragen die Risikoverantwortung für die ihnen zugeordneten Portfolios und steuern die Branchen entsprechend der vom Strategischen Konzernkreditkomitee verabschiedeten Portfoliostrategien.

Die Kreditäquivalente (Exposurewerte) des jeweiligen Handelsgeschäftes dienen im Rahmen des Kreditprozesses als Grundlage für die Kreditentscheidung und werden gemeinsam mit den Exposurewerten aus dem kommerziellen Geschäft betrachtet. Dies gilt sowohl für die einzelne Kreditentscheidung als auch für die Steuerung von Konzentrationsrisiken auf Konzernebene.

Das Management des Länderrisikos findet auf Basis von Value-at-Risk- und Volumensgrößen statt. Dazu wird jährlich eine konzernweit gültige Strategie für Länderrisiken festgelegt und unterjährig mit der Ist-Entwicklung abgeglichen.

Im Fokus 2004:

- Anfang 2004 kam es zu einer Anpassung der Organisationsstruktur hinsichtlich der Immobilienfinanzierungen – ein Resultat der Ende 2003 erfolgten Abspaltung der Hypothekenbanktöchter auf die Hypo Real Estate Holding AG. Die bei uns verbliebenen Teile des Geschäftsfeldes Real Estate wurden bezüglich Vertrieb in das Geschäftsfeld Deutschland integriert. Der Bereich Marktfolge wurde in den Bereich des Chief Risk Officers eingegliedert.
- Es erfolgte die Umsetzung erster Maßnahmen des »Active Credit Portfolio Management«. Dieses trägt die Verantwortung für ein aktives Kreditportfoliomanagement kapitalmarktfähiger Teilportfolios und übernimmt im Auftrag anderer Ressorts den An- und Verkauf von Kreditrisiken über den Kapitalmarkt. Beispielsweise werden Hedge-Strategien zur Reduktion von Konzentrationsrisken durch Eintritt in Credit Default Swaps oder durch Securization umgesetzt.

Messmethodik

Für die Erhebung unseres Kreditrisikos nutzen wir differenzierte Risikomessinstrumente:

- Bonitätsanalyse

Sowohl für die Kreditentscheidungen, das Pricing, die Eigenkapitalunterlegung nach Basel II (IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Entsprechend gilt unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente.

Die HVB Group verfügt über vielfältige Rating- und Scoring-Verfahren, welche auf die Bedürfnisse der unterschiedlichen Geschäftsfelder und Kundengruppen zugeschnitten sind. Die Systeme werden unter Rückgriff auf moderne statistische Verfahren laufend optimiert, um eine möglichst gute Trennschärfe und Prognosegüte bezüglich der Ausfallwahrscheinlichkeit einer Finanzierung sicher zu stellen.

Im Ergebnis führt ein Rating oder Scoring zur Eingruppierung in eine Bonitätsklasse einer zehn Stufen umfassenden Skala. Hierbei sind die Bonitätsklassen 1–7 für das nicht problembehaftete und die Bonitätsklassen 8–10 für das problembehaftete Geschäft vorgesehen. Für einige Verfahren findet darüber hinaus eine Feindifferenzierung statt, indem pro Bonitätsklasse noch zwischen je drei Unterklassen differenziert wird.

Die Rating- und Scoringverfahren unterliegen einem ständigen Monitoring, sie werden in regelmäßigen Abständen validiert und bei Bedarf rekalibriert oder grundlegend überarbeitet.

- Internes Adressrisikomodell

Für die Erhebung des Adressrisikos nutzen wir ein internes Adressrisikomodell, mit dem wir die Kredit- und Kontrahentenrisiken konzernweit messen und bewerten. Hierbei handelt es sich um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden zu können. Auch das Länderrisiko wird über ein Portfoliomodell ermittelt.

- Erwarteter Verlust

Bei der Adressrisikomessung unterscheiden wir zwischen dem erwarteten Verlust und dem unerwarteten Verlust (in Ausprägung des Credit-Value-at-Risk). Der erwartete Verlust spiegelt den Ausfallverlust aus dem aktuellen Kreditportfolio wider, der unter Berücksichtigung von Bonitätseinstufungen und vorhandenen Sicherheiten in den nächsten zwölf Monaten zu erwarten ist.

Für die Berechnung des erwarteten Verlustes wird – analog zu Basel II – eine Abschätzung des Geschäftsvolumens bei Ausfall durchgeführt (Exposure at Default). Diese Größe berechnet sich für das Kredit- und Länderrisiko als Stichtagsinanspruchnahme erhöht um Teile der freien, extern zugesagten Linien. Dabei wird der unterschiedliche Risikogehalt verschiedener Kreditarten berücksichtigt.

Als Bemessungsgrundlage für die OTC-Derivate (Kontrahentenrisiko) wird dabei ein »Kreditäquivalent« berechnet, das so genannte »Expected Exposure«. Das Kreditäquivalent entspricht dem aktuellen Marktwert eines Geschäftes zuzüglich eines so genannten »Add-On«, einem Zuschlag für potenzielle zukünftige Marktwertschwankungen. Das so ermittelte Kontrahentenexposure berücksichtigt sowohl Risiko reduzierende Netting-Vereinbarungen als auch dynamische Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwertes der laufenden Geschäfte Sicherheiten zu stellen.

Die Parameterannahmen zur Ermittlung des Exposure at Default sowie der Quantifizierung einer Verlustquote (Loss given default) bei Ausfall eines Geschäftes basieren auf langjährigen, statistischen Durchschnittswerten aus bankinternen Ausfällen und Verlusten sowie externer Referenzgrößen.

- Credit-Value-at-Risk

Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen Verlustes vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99,95% nicht überschritten wird. Dieses Verlustpotenzial wird unter Berücksichtigung von Portfolioeffekten mit Risikokapital als Sicherheitspuffer unterlegt.

- Szenarioanalysen
  Die Berechnung des Credit-Value-at-Risk unterstellt normale Rahmenbedingungen. Szenarioanalysen helfen uns, die Auswirkungen von zukünftigen makroökonomischen Entwicklungen oder exogenen Schocks zu simulieren und ihre Auswirkungen auf das Verlustpotenzial des Kreditportfolios der HVB Group zu quantifizieren. In diesem Zusammenhang lassen sich Mehrjahresprognosen zur Entwicklung von Zinsen, Wirtschaftswachstum oder Arbeitslosigkeit nennen, aber beispielsweise auch eine extreme Entwicklung des Ölpreises oder politische Krisen. Auch die Ergebnisse dieser Szenariorechnungen werden für die Steuerung und Limitierung von Kredit- und Länderrisiken genutzt.

- Risiko- und marktgerechtes Pricing
  Zur Optimierung des Kreditportfolios und der damit einhergehenden Verbesserung der Profitabilität des Kreditgeschäfts setzt unsere Bank eine am Chance-Risiko-Verhältnis ausgerichtete Pricingmethodik ein. In der Kreditmarge werden das interne Rating, die Besicherung, die Verlustquoten, die internen Kosten, die Laufzeit, vorhandene Länderrisiken und der Beitrag des Kredits zur Diversifizierung des HVB Portfolios berücksichtigt. Durch diese Methodik werden einerseits eine Deckung der Bearbeitungs- und Risikokosten (für erwartete und unerwartete Verluste) sichergestellt und andererseits zukünftige Änderungen im Pricing durch Basel II auf ein Minimum reduziert. Um Konsistenz mit den Kapitalmärkten zu gewährleisten, findet ein regelmäßiger Abgleich von Marktpreisen mit unseren Kreditmargen statt.

- Umsetzung Basel II
  Kernelement der neuen Basler Eigenkapitalvereinbarung im Bereich Kreditrisiko ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich vorgeschriebenen Eigenmittelunterlegung für Kredite auf Basis der Bonitätseinstufung des Kunden sowie der Besicherungsstruktur der Geschäfte. Dies gilt insbesondere für den anspruchsvollsten Ansatz, den so genannten »IRB-Advanced-Ansatz«, den die HVB Group anstrebt.

  Im Berichtsjahr konnten wir im Basel-II-Umsetzungsprojekt funktionale Erweiterungen an den produktiven Rating- und Sicherheitenverwaltungssystemen weitgehend abschließen. Darüber hinaus haben wir unsere zentrale Systemarchitektur umfassend ausgebaut. Dies gilt sowohl für die konzernweite Datenbasis, welche die »Basel II-konforme« Schätzung interner Risikoparameter ermöglicht, als auch für die Erweiterung der Rechenlogik im Hinblick auf die IRB-Ansätze. Bereits heute werden – nach derzeitigem Recht – erste aufsichtsrechtliche Meldungen über unser neues Basel-II-System erstellt. Im nächsten Jahr werden wir auf dieser Basis auch Risikoaktiva nach Basel II in einer produktionsgesicherten Systemumgebung ermitteln können.

  Basel II führt damit zu einer Annäherung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, wie sie in unserer Bank mittels interner Instrumente bereits etabliert ist.

- Länderrisikomessung
  Die Länderrisikomessung in der HVB Group wird im Wesentlichen durch die kurz- und mittelfristigen Länderratings bestimmt. Die Bonitätseinstufungen von Ländern bestehen aus zwei Komponenten: Mit empirisch kalibrierten statistischen Modellen lassen sich auf Basis von makroökonomischen Faktoren Ausfallwahrscheinlichkeiten und Verlustquoten bestimmen. Zudem ist die Beurteilung der politischen und sonstigen Soft Facts ein bestimmender Einflussfaktor für das finale Rating von Staaten, das in der HVB Group durch den unabhängigen volkswirtschaftlichen Research-Bereich vergeben wird. Neben der Ausfallwahrscheinlichkeit und der Verlustquote wird auch die Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt.

  Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk aus Länderrisiken für die HVB Group ermittelt. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Aus diesem Grund ist die (über die Basel II-Anforderungen hinausgehende) korrekte Abbildung der Portfolio- und Diversifizierungseffekte zwischen Ländern, Regionen und Kreditrisiken ein wesentlicher Baustein unseres Portfoliomanagements. Durch die Verwendung interner Portfoliomodelle erreichen wir somit schon heute wichtige Steuerungseffekte, die im Zuge der Basel II-Anforderungen zu erwarten sind.

Risikoüberwachung

Die Risikoüberwachung findet auf zwei verschiedenen Ebenen statt:

- Überwachung auf Ebene von Einzelengagements,
- Überwachung auf Portfolioebene.

Die Einzelengagements werden sowohl im Kreditgeschäft als auch im Handelsgeschäft mit Hilfe von klassischen Überwachungssystemen wie der Bonitätsanalyse und Frühwarnsystemen überwacht. Einzelengagementlimite begrenzen die eingegangenen Risiken.

Auf Konzernebene werden Kreditrisiko-Konzentrationen gegenüber verbundenen Kreditnehmern bonitätsabhängig und mit einer für alle Branchen und Töchter einheitlichen Methodik limitiert.

Alle Adressrisiken werden zudem auf Portfolioebene überwacht. Das Augenmerk liegt dabei auf Länder-, Branchen- oder Regionenkonzentrationen und ihren Auswirkungen auf die Risikotragfähigkeit der Bank. Die Bemessung der Konzentrationen erfolgt auf Basis interner Risikomodelle unter Einsatz von Stresstests.

Zentraler Bestandteil unseres Risikomanagements und -controllings von Kontrahenten- und Emittentenrisiken ist der Einsatz von Limitsystemen, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikoposition verhindern. Diese stehen in allen wesentlichen Lokationen der HVB Group, die Handelsgeschäft betreiben, online zur Verfügung (Ausnahme: Bank Austria Creditanstalt-Gruppe, bei der die Limitüberwachung derzeit noch über separate Systeme erfolgt). Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und auf das jeweilige Limit angerechnet. Dies gilt im Kontrahentenrisiko sowohl für das Wiedereindeckungs- als auch für das Erfüllungsrisiko. Für letzteres wird ebenfalls bereits bei Geschäftsabschluss das Risiko für den zukünftigen Valutatag limitiert und überwacht, so dass ex ante eine Konzentration der Zahlungsbeträge auf nur einen Valutatag verhindert wird. Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht.

Die Steuerung der Länderrisiken erfolgt auf Basis der aufgezeigten Messmethoden mit Hilfe von Value-at-Risk-Limiten nach Regionen. Geschäfte mit einem hohen Länderrisiko werden stärker auf das Regionen-Risikolimit angerechnet als länderrisikoarme Transaktionen. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposure-Management angestrebt. Zusätzlich gibt es für das Länderrisikomanagement Volumenslimite pro Land (unterteilt nach Produktrisikogruppen).

Ein weiteres Instrument der Risikoüberwachung ist das interne Berichtswesen. Gemäß den Mindestanforderungen an das Kreditgeschäft von Kreditinstituten (MaK) werden der Vorstand und der Aufsichtsrat quartalsweise über das Kreditportfolio informiert. Zwischen diesen MaK-Berichtsterminen werden weitere Risikoberichte für bankinterne Belange erstellt.

Im Fokus 2004:

- Im Zuge eines Projektes zur Prozessoptimierung in der operativen Marktfolgeorganisation des Geschäftsfeldes Deutschland haben wir den risikoorientierten Entscheidungsprozess durch Weiterentwicklung von Scoring- und Ratingverfahren für Privat- und Geschäftskunden weiter verbessert und ein umfassendes Steuerungsreporting für das Kreditgeschäft des Geschäftsfeldes Deutschland aufgebaut.
- Zur Erfassung und Erweiterung aller § 18 KWG betreffenden Kreditdaten haben wir im Berichtsjahr unser Unterlagenmanagementsystem weiter verbessert.

Quantifizierung und Konkretisierung

Die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG werden ebenso wie die Restbestände des Segments »Workout Immobilien« in das neue Segment »Real Estate Restructuring« überführt. Dieses wird ein Volumen von 15,4 Mrd € umfassen. Ziel ist es, die dem Geschäftsfeld Real Estate Restructuring zugeordneten Portfolios marktschonend unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen.

Verteilung des Kredit- und Kontrahentenexposures nach Geschäftsfeldern

2004 – in Mrd €


Deutschland 168,2
Österreich und CEE 112,1
Corporates & Markets 101,7
Sonstige 12,4

Um einen zügigen Abbau dieser Portfolios zu ermöglichen, ist eine Änderung der Bewertungsmethode der Immobiliensicherheiten für diese Portfolios erforderlich. Abweichend vom bisherigen Vorgehen, das in vielen Fällen auf eine – auch längerfristige – Sanierung der einzelnen Engagements mit anschließender Rückführung ins Normalgeschäft ausgerichtet war, erfolgt nunmehr eine Bewertung zu Liquidationswerten.

Deshalb wurde eine Zuführung zu Sonderwertberichtigungen in Höhe von 2,5 Mrd € notwendig. Dies führt zu einem signifikanten Anstieg der Abschirmungsquote.

Verteilung des Kredit- und Kontrahentenexposures nach Branchengruppen

Gruppe	2004 in Mrd €
Banken und Versicherungen	89,0
Privatkunden	84,4
Bau	59,6
Nahrung, Konsum, Dienstleistung	46,8
Öffentliche Haushalte	32,9
Versorger	13,8
Chemie, Gesundheit, Pharma	13,4
Verkehr	10,8
Maschinenbau, Stahl	9,5
Sonstige	8,7
Elektro, EDV, Kommunikation	7,6
Fahrzeuge	7,6
Medien, Druck, Papier	6,4
Mineralöl	3,9
Summe	**394,4**

Verteilung des Kredit- und Kontrahentenexposures nach Regionen

Region	2004 in Mrd €
Deutschland	199,2
Österreich	76,1
Zentral- und Osteuropa	28,6
Übriges Europa	57,1
Nordamerika	16,2
Asien	3,7
Japan	2,4
Sonstige	11,1
Summe	**394,4**

Kredit- und Kontrahentenexposure nach Bonitätsklassen

Bonitätsklasse	2004 in Mrd €
Adressrisikofrei	16,7
Nicht geratet	20,7
Bonitätsklassen 1–4	209,2
Bonitätsklassen 5–8	123,7
Bonitätsklassen 9–10	24,1
Summe	**394,4**

Risikoabschirmung[1] für die Bonitätsklassen 9 und 10 nach Geschäftsfeldern

Geschäftsfeld	2004 in %
Deutschland	54,8
Österreich und CEE	66,8
Corporates & Markets	44,0

[1] Bestand an Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft im Verhältnis zum Kredit- und Kontrahentenexposure. Die neu gebildete Sonderwertberichtigung in Höhe von 2,5 Mrd € ist enthalten.

Verteilung des erwarteten Verlustes sowie des Kredit- und Kontrahentenrisikos (Value-at-Risk) nach Geschäftsfeldern

Geschäftsfeld	Erwarteter Verlust 2004 in %	Value-at-Risk 2004 in %
Deutschland	56,7	46,4
Österreich und CEE	27,3	32,4
Corporates & Markets	13,7	18,2
Sonstige	2,3	3,0
Summe	**100**	**100**

Unser gesamter Risikovorsorgebestand inklusive der Rückstellungen im Kreditgeschäft erhöhte sich im Jahr 2004 unter Berücksichtigung von Abbuchungen zu Lasten des Bestandes in Höhe von 2,7 Mrd € um 1,9 Mrd € auf 13,8 Mrd €. Diese 13,8 Mrd € schließen die Sonderwertberichtigung von 2,5 Mrd € für das künftige Segment Real Estate Restructuring mit ein.

Anteil der Bonitätsklassen 9 und 10 am Kredit- und Kontrahentenexposure nach Geschäftsfeldern



2004 – in %
10,0
7,5
5,0
2,5
Deutschland
Österreich und CEE
Corporates & Markets

Emittentenrisiko nach Bonitätsklassen[1]

Bonitätsklasse	2004 in Mrd €
Adressrisikofrei	15,3
Nicht geratet	3,8
Bonitätsklassen 1 - 4	43,3
Bonitätsklassen 5 - 8	0,9
Bonitätsklassen 9 - 10	<0,1
Summe	**63,3**

[1] Inanspruchnahme

Finanzderivate werden in der HVB Group überwiegend zur Steuerung von Marktpreisrisiken (inbesondere Zinsänderungs- und Währungsrisiken) aus Handelsaktivitäten eingesetzt, dienen darüber hinaus auch zur Sicherung von bilanzwirksamen bzw. -unwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Das Nominalvolumen des weltweiten Derivategeschäfts der HVB Group betrug zum Jahresende 2004 insgesamt rund 2545 Mrd €. Es setzt sich zusammen aus 2055,6 Mrd € (80,8%) zinsbezogenen Geschäften, 296,1 Mrd € (11,6%) währungsbezogenen Geschäften, 139,3 Mrd € (5,5%) aktien-/indexbezogenen Geschäften, 53,4 Mrd € (2,1%) Kreditderivaten sowie 0,4 Mrd € sonstigen Derivaten (hier: Edelmetall-, Rohwaren- und Wetterderivate).

Die Nominale bilden jedoch nicht den potenziellen Risikogehalt des Derivategeschäfts ab. Ausfallrisikorelevant sind hingegen die positiven Marktwerte als Wiederbeschaffungswerte der OTC-Derivate, die den potenziellen Kosten entsprechen, die der HVB Group im Falle des gleichzeitigen Ausfalls aller Kontrahenten entstünden, um die ursprünglich geschlossenen Kontrakte durch wirtschaftlich gleichwertige Geschäfte zu ersetzen.

Ohne Berücksichtigung Risiko reduzierender Effekte ergab sich zum Jahresende 2004 ein maximales Kontrahentenrisiko (worst-case-Betrachtung) in Höhe von 48,1 Mrd € (31. Dezember 2003: 47,1 Mrd €). Unter Berücksichtigung der Risiko reduzierenden Effekte aus bestehenden rechtlich durchsetzbaren bilateralen Netting-Vereinbarungen in Höhe von 39,3 Mrd € (31. Dezember 2003: 37,9 Mrd €) bzw. aus der Hereinnahme von Sicherheiten in Höhe von 2,8 Mrd € (31. Dezember 2003: 2,6 Mrd €) ergab sich ein verbleibendes wirtschaftliches Kontrahentenrisiko in Höhe von 6,0 Mrd € (31. Dezember 2003: 6,6 Mrd €).

Die nachfolgenden Tabellen liefern insbesondere detaillierte Informationen zu den Nominal- und Marktwertgrößen des gesamten Derivategeschäfts bzw. Kreditderivategeschäfts der HVB Group.

Kreditrisikovorsorgequote* nach Geschäftsfeldern


2004 – in %
0,9
0,6
0,3
0
Deutschland
Österreich und CEE
Corporates & Markets

* Kreditrisikovorsorge (Nettozuführung) bezogen auf das Kredit- und Kontrahentenexposure.

Derivategeschäft

in Mio €	Nominalvolumen					Marktwert			
	Restlaufzeit			Summe	Summe	Positiv		Negativ	
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2004	2003	2004	2003	2004	2003
Zinsbezogene Geschäfte	**997 044**	**662 771**	**395 806**	**2 055 621**	**2 717 337**	**36 698**	**32 658**	**37 399**	**35 050**
OTC-Produkte									
Forward Rate Agreements	125 778	16 392	—	142 170	283 115	70	96	72	93
Zinsswaps	664 826	562 403	361 188	1 588 417	2 053 280	34 600	31 076	35 083	33 226
Zinsoptionen									
- Käufe	22 851	34 531	16 522	73 904	74 889	2 017	1 482	—	—
- Verkäufe	23 984	33 152	17 519	74 655	82 503	—	—	2 242	1 730
Sonstige Zinskontrakte	49	775	577	1 401	4 025	11	4	2	1
Börsengehandelte Produkte									
Zinsfutures	46 391	15 518	—	61 909	70 896	—	—	—	—
Zinsoptionen	113 165	—	—	113 165	148 629	—	—	—	—
Währungsbezogene Geschäfte	**241 032**	**40 156**	**14 921**	**296 109**	**349 067**	**7 835**	**9 669**	**9 851**	**11 108**
OTC-Produkte									
Devisentermingeschäfte	178 413	12 389	69	190 871	186 901	5 656	7 004	6 444	7 059
Zins-/Währungsswaps	12 578	26 647	14 760	53 985	42 982	1 624	1 178	2 831	2 845
Devisenoptionen									
- Käufe	24 475	530	46	25 051	54 601	555	1 487	—	—
- Verkäufe	25 566	590	46	26 202	64 583	—	—	576	1 204
Sonstige Devisenkontrakte	—	—	—	—	—	—	—	—	—
Börsengehandelte Produkte									
Devisenfutures	—	—	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**51 367**	**77 022**	**10 952**	**139 341**	**122 663**	**3 263**	**4 491**	**3 113**	**4 417**
OTC-Produkte									
Aktien-/Indexswaps	—	—	—	—	—	—	—	—	—
Aktien-/Indexoptionen									
- Käufe	10 685	27 303	1 972	39 960	48 405	3 235	4 397	—	—
- Verkäufe	21 501	33 611	5 610	60 722	47 110	—	—	3 092	4 411
Sonstige Aktien-/ Indexkontrakte	1 478	1 536	1 307	4 321	4 515	28	94	21	6
Börsengehandelte Produkte									
Aktien-/Indexfutures	4 493	1	—	4 494	3 197	—	—	—	—
Aktien-/Indexoptionen	13 210	14 571	2 063	29 844	19 436	—	—	—	—
Kreditderivate[1]	**13 056**	**26 253**	**14 044**	**53 353**	**42 819**	**411**	**341**	**1 206**	**808**
Sonstige Geschäfte	**118**	**234**	**3**	**355**	**17**	**15**	**1**	**13**	**1**
Summe	**1 302 617**	**806 436**	**435 726**	**2 544 779**	**3 231 903**	**48 222**	**47 160**	**51 582**	**51 384**
Kontrahentenrisiko (nach Netting und erhaltenen Sicherheiten, ohne Add-On)						**6 031**	**6 617**		

[1] Im Geschäftsbericht 2003 fokussierte die Darstellung auf das Kontrahentenrisiko; insofern wurde auf die Angabe der Marktwerte bei den Credit Linked Notes verzichtet. Details zu den Kreditderivaten sind der nachfolgenden Tabelle »Kreditderivate« zu entnehmen.

Derivategeschäft nach Kontrahentengruppen

in Mio €	Marktwert			
	Positiv		Negativ	
	2004	2003	2004	2003
OECD-Zentralregierungen (und Notenbanken)	199	243	174	275
OECD-Banken	42 062	41 455	44 965	44 128
OECD-Finanzinstitute	3 365	3 052	4 284	4 066
Nicht-OECD-Zentralregierungen (und Notenbanken)	1	6	8	11
Nicht-OECD-Banken	138	145	131	116
Nicht-OECD-Finanzinstitute	60	72	7	336
Sonstige Unternehmen und Privatpersonen	2 397	2 187	2 013	2 452
Summe	**48 222**	**47 160**	**51 582**	**51 384**

Kreditderivate

in Mio €	Nominalvolumen					Marktwert			
	Restlaufzeit			Summe	Summe	Positiv		Negativ	
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2004	2003	2004	2003	2004	2003
Anlagebuch	**349**	**1 664**	**11 471**	**13 484**	**14 002**	**9**	**21**	**427**	**253**
Sicherungsnehmer									
Credit Default Swaps	294	964	8 625	9 883	11 444	8	15	13	6
Total Return Swaps	—	—	2 000	2 000	2 000	—	—	240	93
Credit Linked Notes	28	58	88	174	154	—	—	172	154
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	27	642	758	1 427	398	1	—	2	—
Total Return Swaps	—	—	—	—	—	—	—	—	—
Credit Linked Notes	—	—	—	—	6	—	6	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Handelsbuch	**12 707**	**24 589**	**2 573**	**39 869**	**28 817**	**402**	**320**	**779**	**555**
Sicherungsnehmer									
Credit Default Swaps	2 086	13 877	1 149	17 112	11 469	6	34	175	161
Total Return Swaps	4 408	26	199	4 633	3 981	116	2	5	76
Credit Linked Notes	—	467	10	477	299	—	—	478	299
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	2 261	10 093	909	13 263	9 679	180	167	6	15
Total Return Swaps	3 952	116	221	4 289	3 348	2	76	115	4
Credit Linked Notes	—	10	85	95	41	98	41	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Summe	**13 056**	**26 253**	**14 044**	**53 353**	**42 819**	**411**	**341**	**1 206**	**808**

Kreditderivate nach Referenzaktiva

in Mio €	Nominalvolumen					
	Credit Default Swaps	Total Return Swaps	Credit Linked Notes	Sonstige	Summe 2004	Summe 2003
Öffentliche Anleihen	1 480	101	45	—	1 626	1 482
Unternehmensanleihen	30 378	9 721	406	—	40 505	28 826
Aktien	—	—	—	—	—	—
Sonstige Aktiva	9 827	1 100	295	—	11 222	12 511
Summe	**41 685**	**10 922**	**746**	—	**53 353**	**42 819**

Entwicklung des Länderrisikos im Jahresvergleich
Im Berichtsjahr stieg das länderrisikorelevante Exposure um 19 Mrd € an. Ein Großteil davon (14 Mrd €) ist auf die Geschäftausweitung (insbesondere des Handelsgeschäfts) in risikolosen, hochentwickelten Ländern der Regionen Westeuropa und Asien zurückzuführen.

Im Hinblick auf die EU-Erweiterung und den damit verbundenen wirtschaftlichen Aufschwung bei gleichzeitig sinkenden Länderrisiken in Osteuropa wurde die HVB-Strategie »Konzentration auf die Kernmärkte in Mittel- und Osteuropa« weiterhin konsequent verfolgt. Daraufhin stieg das Exposure in der Region Osteuropa um 4 Mrd €.

Die gute Struktur des Länderrisiko-Portfolios blieb im Vergleich zum Vorjahr nahezu konstant. 95% des länderrisikorelevanten Exposures stammen aus Ländern im Investmentgrade. Ein Großteil davon (66%) entfällt auf hochentwickelte Länder ohne Transferrisiko.

Länderexposure[1] und Länder-Value-at-Risk nach Bonitätsklassen

Bonitätsklasse	Exposure in Mio €	Exposure-Anteil in %	Value-at-Risk in Mio €	Value-at-Risk-Anteil in %
Bonitätsklassen 1–4	85 398	96,4	67	58,3
Bonitätsklassen 5–8	3 170	3,5	39	33,9
Bonitätsklasse 9	70	0,1	9	7,8
Summe	**88 638**	**100,0**	**115**	**100,0**

[1] Nach Sicherheiten; ohne wertberichtigte Geschäfte.

Länderexposure[1] nach Regionen und Produktkategorie

Regionen	Kreditgeschäft		Handelsgeschäft		Emittentenrisiko		Gesamt	
	2004	2003	2004	2003	2004	2003	2004	2003
	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €
Afrika	502	627	48	130	33	39	583	796
Asien/Pazifik	3 952	2 953	9 180	5 032	822	589	13 954	8 574
Mittel- und Südamerika	3 136	4 041	2 527	1 735	1 514	1 895	7 177	7 671
Nordamerika	5 076	5 402	5 555	5 090	2 580	1 904	13 211	12 396
Westeuropa	11 731	10 472	26 517	18 884	2 087	1 554	40 335	30 910
Osteuropa	8 284	6 418	3 840	2 030	1 254	919	13 378	9 367
Summe	**32 681**	**29 913**	**47 667**	**32 901**	**8 290**	**6 900**	**88 638**	**69 714**

Top-Ten-Länder nach Exposure[1]

über alle Bonitätsklassen

Land	Exposure	Exposure-Anteil	Value-at-Risk
	in Mio €	in %	in Mio €
Großbritannien	31 094	35,1	0,0
USA	10 290	11,6	0,0
Japan	5 545	6,3	0,0
Schweiz	5 341	6,0	0,0
Cayman Islands, On-Shore	4 202	4,7	5,0
Singapur	2 469	2,8	2,5
Polen	2 149	2,4	5,4
Kanada	1 891	2,1	0,0
Tschechische Republik	1 640	1,9	4,1
Dänemark	1 609	1,8	0,0
Summe	**66 230**	**74,7**	**17,0**

[1] Nach Sicherheiten;
ohne wertberichtigte Geschäfte.

2 Marktrisiko

Risikomanagement

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch Veränderungen von Preisen an Finanzmärkten für unsere Positionen im Handels- und im Bankbuch entstehen kann. Das Marktrisiko setzt sich aus den Risikokategorien Zinsrisiko, Fremdwährungsrisiko, Aktienkursrisiko und Credit-Spread-Risiko zusammen.

Das Management unserer Marktrisiken erfolgt im Geschäftsfeld Corporates & Markets sowie in den jeweiligen Treasury- oder Asset-Liability-Einheiten unserer Konzerntöchter.

Messmethodik

Zum Zweck der täglichen Risikomessung und -steuerung quantifizieren wir den Value-at-Risk auf Basis eines Konfidenzniveaus von 99% und einer Haltedauer von einem Tag. Für die Ermittlung und Allokation des Risikokapitalbedarfs für Marktrisiken wird dieser Value-at-Risk analog der anderen Risikoarten auf ein Konfidenzniveau von 99,95% und eine Haltedauer von einem Jahr unter Berücksichtigung von Portfolioeffekten skaliert.

Zur Ermittlung des Value-at-Risk verwenden wir für das Zins- und Credit-Spread-Risiko der HVB AG ein internes, auch aufsichtsrechtlich anerkanntes Modell auf Basis eines Monte-Carlo-Simulationsansatzes. Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, bei dem die errechneten Value-at-Risk-Werte mit den aus den Positionen errechneten Marktwertänderungen verglichen werden. Die Ergebnisse des Backtestings bestätigen die hohe Qualität unseres internen Risikomodells.

Als weiteren Risikoansatz verwenden wir für das Fremdwährungs- und Aktienkursrisiko sowie für Teile des Zinsrisikos im Bankbuch der HVB AG einen statistischen Ansatz mit verschiedenen konservativen Annahmen (unter anderem separate Betrachtung von Währungen, keine Berücksichtigung Risiko mindernder Korrelationseffekte). Wir werden im Laufe des ersten Halbjahres 2005 die bisherige Fremdwährungs- und Aktienkursrisikomessung in der HVB AG sukzessive auf den Monte-Carlo-Simulationsansatz des internen Modells umstellen sowie die noch nicht durch das interne Modell abgedeckten Zinsrisiken im Bankbuch in das interne Modell integrieren.

Darüber hinaus werden im Konzern angemessene Verfahren wie beispielsweise ein Varianz-Kovarianz-Ansatz verwendet. In der Bank Austria Creditanstalt-Gruppe haben wir bislang ein internes Modell auf Basis eines Varianz-Kovarianz-Ansatzes zur Messung der Aktien-, Zins- und Fremdwährungsrisiken eingesetzt. Dieses Modell wurde in 2004 um einen Simulationsansatz erweitert, der auch die Messung der Credit-Spread-Risiken umfasst. In 2005 soll die aufsichtsrechtliche Meldung auf das Simulationsmodell umgestellt werden. Damit wird das Standardverfahren für die Ermittlung des spezifischen Zinsrisikos durch ein internes Modell abgelöst.

Ergänzend zur Berechnung des Value-at-Risk führen wir regelmäßig konzernweite Stresstests durch, die das Verlustpotenzial unserer Marktrisikopositionen bei extremen Marktbewegungen und außerordentlichen Ereignissen zeigen. Die Spanne der untersuchten Szenarien reicht von einfachen Zinsschocks über den Ausfall großer Marktteilnehmer bis zum Zusammenbruch aller Korrelationen.

Risikoüberwachung

Die Überwachung der Risikopositionen im Handels- und Bankbuch erfolgt über ein einheitliches und hierarchisches Limitsystem, welches das Verlustpotenzial aus Marktrisiken begrenzt. Die Risikolimite werden jährlich vom Konzernvorstand genehmigt und dürfen nicht überschritten werden.

Eventuelle Limitüberschreitungen in Teilportfolios werden unmittelbar eskaliert und ihre zeitnahe Rückführung überwacht. In 2004 traten keine wesentlichen Limitüberschreitungen auf. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front-Office-Systemen und überwacht damit auch intraday die Risikosituation und die Limiteinhaltung.

Das Management wird täglich über die Entwicklung des Marktrisikos, der Limitauslastungen sowie der Gewinne und Verluste im Konzern informiert. Monatlich wird über die Ergebnisse der Risikoanalysen, darunter auch über die Ergebnisse des Backtestings und Stresstestings, informiert.

Quantifizierung und Konkretisierung

Auf aggregierter Basis ergaben sich im Jahresablauf für unsere Handelsbestände in der HVB Group die in der folgenden Tabelle aufgezeigten Marktrisiken. Die Value-at-Risk-Werte, die nicht über das interne Modell ermittelt werden, spiegeln auf Grund der sehr konservativen

Marktrisiko der Handelsaktivitäten

Value-at-Risk, Konfidenzniveau 99%, Haltedauer: 1 Tag

in Mio €	Durchschnitt 2004[1]	31.12.2004	30.9.2004	30.6.2004	31.3.2004	31.12.2003
Zinsbezogene Geschäfte (inkl. Credit-Spread-Risiken)	21	13	26	25	21	17
Währungsbezogene Geschäfte	30	25	37	33	25	17
Aktien-/Indexbezogene Geschäfte	64	74	59	66	55	60
Summe	**115**	**112**	**122**	**124**	**101**	**94**

[1] Arithmetisches Mittel.

Annahmen, die ihrer Berechnung zugrunde liegen, eine entsprechend vorsichtige Abschätzung des Marktrisikos wider. Mit dem weiteren Ausbau des internen Modells werden sich daher die Value-at-Risk-Werte künftig nochmals signifikant reduzieren.

Im Bankbuch ergaben sich zum Jahresende Marktrisiken in Höhe von 38 Mio € (Vorjahr: 50 Mio €, eintägige Haltedauer), davon 27 Mio € aus aktivischen und passivischen Festzinszusagen.

3 Liquiditätsrisiko

Risikomanagement

Beim Liquiditätsrisiko wird zwischen drei Risikokategorien differenziert:

- Das kurzfristige Liquiditätsrisiko (Liquiditätsrisiko im engeren Sinne) repräsentiert die Gefahr, dass die Bank ihren anfallenden Zahlungsverpflichtungen nicht zeitgerecht oder nicht in vollem Umfang nachkommen kann.
- Das Refinanzierungsrisiko repräsentiert die Gefahr, dass zusätzliche Refinanzierungsmittel nur zu erhöhten Marktzinsen beschafft werden können.
- Das Marktliquiditätsrisiko repräsentiert die Gefahr, dass Vermögenswerte nur mit Abschlägen am Markt liquidiert werden können.

Die Grundsätze und Regeln der Liquiditätssteuerung sind in einer vom Konzernvorstand verabschiedeten Group-Liquidity-Policy festgelegt und werden von den operativen Geschäftseinheiten umgesetzt. Die Umsetzung wird – für das kurzfristige Liquiditätsrisiko und das Refinanzierungsrisiko – vom Bereich Group Asset Liability Management koordiniert und nachgehalten.

Das Management des Marktliquiditätsrisikos obliegt im Rahmen ihres definierten Marktauftrages den Verantwortlichen der jeweiligen Handelsportfolios. Insofern geht es in die Erhebung des Marktrisikos ein und es ist auf die dort angeführten Instrumente der Messung und Überwachung zu verweisen.

Messmethodik

Zur Messung unseres kurzfristigen Liquiditätsrisikos werden täglich Cashflow-Reports erstellt und gegen die vorhandenen Liquiditätsreserven gerechnet, die sich vor allem aus den freien und jederzeit liquidierbaren Wertpapieren ergeben. Auf der Grundlage dieser beiden Komponenten werden für die wichtigsten Konzerneinheiten kumulative Limite beginnend mit dem folgenden Bankarbeitstag bis zu einem Monat festgelegt.

Basierend auf den Liquiditätsprofilen der Konzerneinheiten werden darüber hinaus Stress-Szenarien simuliert und die Limite bei Bedarf entsprechend angepasst. Neben dieser internen Messmethodik unterliegen wir für das kurzfristige Liquiditätsrisiko den aufsichtsrechtlichen Vorschriften des Liquiditätsgrundsatzes II.

Für die Messung des Refinanzierungsrisikos wird in einem abgestimmten Prozess der langfristige Refinanzierungsbedarf auf Basis der erwarteten Geschäftsentwicklung ermittelt und regelmäßig aktualisiert. Die daraus abgeleiteten Fundingziele stellen eine ausgewogene Fristigkeitsstruktur der Aktiva und Passiva in definierten Laufzeitbändern sicher.

Risikoüberwachung

Die konzernweite Überwachung unserer Liquiditätssituation ist in unserem Group Asset Liability Management angesiedelt und umfasst im Wesentlichen die Analyse, Klassifizierung und Steuerung von Cashflow-Gaps über alle Laufzeiten. Damit identifizieren wir offene Liquiditätsrisiken frühzeitig und begrenzen Inkongruenzen durch Limite und Fundingziele. Die erteilten Limite werden täglich auf ihre Einhaltung hin überprüft. Für definierte Stress-Situationen halten wir angemessene Liquiditätsreserven vor. Die aus den Fundingzielen abgeleiteten Vorgaben hinsichtlich Volumina und Instrumenten werden in Abstimmung mit Group Treasury Management kostenoptimiert umgesetzt.

Diversifikation der Passiva der HVB Group*

in %



Andere Kunden-
einlagen 13
Handelspassiva 11
Repos & Zentralbanken 9
Sonstiges Funding** 5
Sonstige 4
Besicherte
Anleihen 14
Retail Einlagen 15
Unbesichertes
Funding** 26
Eigenkapital 3

* Bilanzsumme 467 Mrd €, Besicherte Anleihen und Unbesichertes Funding gemäß nachstehender Tabellen.

** Inklusive Einlagen von nicht konsolidierten Konzernunternehmen und Sonderrefinanzierungen (z. B. KfW).

Die Beobachtung der Entwicklungen an den jeweiligen lokalen Märkten obliegt den dezentralen Treasury-Einheiten, die regelmäßig an den Bereich Group Asset Liability Management berichten.

Das Group Asset Liability Committee und der Konzernvorstand werden regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert. Für den Fall von Liquiditätsengpässen gibt es einen Notfallplan, der Verantwortlichkeiten, interne Meldeerfordernisse und Entscheidungsbefugnisse regelt sowie potenzielle Gegenmaßnahmen beschreibt.

Quantifizierung und Konkretisierung
Im Berichtsjahr haben sich die Rahmenbedingungen an den Geld- und Kapitalmärkten kontinuierlich verbessert. Die Risikozuschläge bei den Refinanzierungskosten haben sich gegenüber 2003 deutlich reduziert.

Für das kurzfristige Liquiditätsrisiko haben wir im Rahmen unseres mit konservativen Annahmen unterlegten Limitsystems per Ultimo Dezember 2004 für den folgenden Bankarbeitstag einen positiven Gesamtsaldo von 12,9 Mrd € im Konzern ausgewiesen. Der Bestand an frei verfügbaren zentralbankfähigen Wertpapieren, die kurzfristig zum Ausgleich unerwarteter Liquiditätsabflüsse eingesetzt werden können, belief sich zum Jahresende auf 14,9 Mrd €.

Verteilung Besicherte Anleihen

	2004 in Mrd €
Hypothekenpfandbriefe	25,2
Jumbo-Hypothekenpfandbriefe	24,2
Öffentliche Pfandbriefe	11,5
Jumbos Öffentlich	4,1
Summe	**65,0**

Verteilung Unbesichertes Funding

	2004 in Mrd €
Schuldscheindarlehen	22,5
Bankeneinlagen	38,3
Certificates of Deposit und Commercial Papers	6,5
Andere verbriefte Verbindlichkeiten (Kapitalmarkt)	18,5
Nachrangige Verbindlichkeiten (Kapitalmarkt)	35,1
Summe	**120,9**

Die Anforderungen des aufsichtsrechtlichen Grundsatzes II wurden von den betroffenen Konzerneinheiten im Berichtsjahr jederzeit eingehalten. Der durchschnittliche Überschuss der Zahlungsmittel über die abrufbaren Zahlungsverpflichtungen des Folgemonats betrug im Jahr 2004 für die HVB AG mehr als 18 Mrd €.

Das Refinanzierungsrisiko der HVB Group ist auf Grund einer breiten Refinanzierungsbasis in Bezug auf Produkte, Märkte und Investorengruppen gering. Damit ist auch in schwierigen Marktphasen eine angemessene Refinanzierung unseres Aktivgeschäftes jederzeit möglich. Im Jahr 2004 wurde seitens der HVB Group ein Volumen von 14,8 Mrd € am Kapitalmarkt refinanziert. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität stellen dabei unverändert eines der wichtigsten Instrumente dar.

4 Operationelles Risiko

Risikomanagement
Operationelles Risiko ist die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse.

Identifikation, Analyse und Management des operationellen Risikos liegen in der Verantwortung der jeweiligen Geschäftsfelder bzw. unserer Zentral- und Dienstleistungsbereiche. Die Aktivitäten orientieren sich dabei an einem bankintern definierten, toolunterstützten Operational Risk Management Prozess, welcher in 2004 in ausgewählten Bereichen der HVB AG sowie bei einzelnen Töchtern pilotiert wurde. In 2005 wird die konzernweite Umsetzung erfolgen. Hierbei werden auch die Anforderungen von Basel II, insbesondere die »Sound Practices for the Management and Supervision of Operational Risk« des Baseler Ausschusses berücksichtigt.

Für die operative Umsetzung und Durchführung des Prozesses, zu dem insbesondere die Erhebung, Plausibilisierung und Qualitätssicherung der Risikodaten sowie eine entsprechende Maßnahmenplanung gehören, sind die jeweiligen Operational Risk Manager in den einzelnen Einheiten verantwortlich.

Für das Management der rechtlichen Risiken ist der Konzernbereich Recht zuständig. Im Rahmen seiner Corporate-Center-Funktion überwacht er die Einhaltung der gesetzlichen Rahmenbedingungen und der anerkannten Grundsätze der Rechtsprechung durch die zur HVB Group gehörenden Gesellschaften. Dies erfolgt in enger Zusammenarbeit mit den Rechtsabteilungen der jeweiligen Konzerngesellschaften, soweit vorhanden.

Messmethodik
Zur Quantifizierung des operationellen Risikos setzen wir den »Loss Distribution Approach« ein. Dabei verwendet unser Quantifizierungsmodell interne und externe Daten, um die Verlustverteilungen zu bestimmen.

Die internen Verlustdaten unseres Modells werden in der seit 2003 konzernweit eingeführten »Operational Risk – Loss Database« gesammelt. Mittels Monte-Carlo-Simulation werden unter Berücksichtigung Risiko mindernder Maßnahmen wie beispielsweise Versicherungen die Value-at-Risk-Ergebnisse ermittelt.

Hierbei fließt auch die Kontroll- und Prozessqualität der einzelnen Einheiten, welche im Rahmen eines jährlichen Control-Self-Assessments ermittelt wird, als gegenwartsbezogener Qualitätsscore in die Messung ein. Auf Basis des so gemessenen operationellen Risikos der HVB AG werden die Risikowerte der Konzerntöchter abgeleitet.

Hinsichtlich der aufsichtsrechtlichen Emittlung der notwendigen Eigenmittelunterlegung in der HVB Group werden wir im Rahmen von Basel II zumindest den »Standardised Approach« mit allen diesbezüglichen Anforderungen umsetzen. Um gleichzeitig die Basis für den Ausbau unseres Verlustverteilungsansatzes zum regulatorisch anerkannten »Advanced Measurement Approach« zu schaffen, werden laufend methodische Verbesserungen unseres Modells geprüft und umgesetzt.

Risikoüberwachung
Im Rahmen eines regelmäßigen Berichtswesens werden der Chief Risk Officer und der Konzernvorstand durch Risk Control über die Entwicklung der identifizierten wesentlichen operationellen Risiken sowie über den Umfang aufgetretener Verlustereignisse informiert. Damit werden die Grundlagen für gegebenenfalls erforderliche Maßnahmen geliefert.

In 2005 wird zur Überwachung von wesentlichen Risiken ein indikatorengestütztes Frühwarnsystem implementiert.

Quantifizierung und Konkretisierung
Das Risikokapital für operationelle Risiken der HVB Group beträgt zum Jahresultimo 1,2 Mrd €.

Für das Berichtsjahr sind hinsichtlich der Minimierung des operationellen Risikos und zur Vermeidung möglicher Verluste in der HVB Group folgende Maßnahmen hervorzuheben:

Geschäftsfelder und Dienstleistungsbereiche:
- Mit der von Basel II geforderten Sammlung von Informationen zu Kreditverlusten aus operationellen Risiken wurde begonnen. Hieraus werden künftig Maßnahmen zur Optimierung der Kreditprozesse abgeleitet.
- Im Geschäftsfeld Corporates & Markets wurde durch Reengineering des Neuproduktprozesses den Anforderungen der Märkte und der gestiegenen Komplexität der Produkte Rechnung getragen.
- Bei der Financial Markets Service Bank konnten die operationellen Risiken durch die Konsolidierung und Optimierung von Wertpapier-Abwicklungssystemen erheblich reduziert werden.
- Innerhalb der Bank Austria Creditanstalt-Gruppe begann der Aufbau einer neu gestalteten Sicherheitsorganisation zur Informations- und Personensicherheit mit einem Security Management Board und einem Konzern Security Office.

Bewältigung von Krisensituationen:
- Die Leistungsfähigkeit der Krisen- und Notfallorganisation der HVB Group wurde durch die angemessene und effektive Reaktion auf Real- wie auch Übungssituationen bestätigt.
- Im Rahmen des Managements von Krisensituationen erfolgte im Geschäftsfeld Deutschland die Untersuchung der 15 aus Prozesssicht wesentlichsten IT-Anwendungen als Basis für potenzielle Maßnahmen zur Systemoptimierung.

IT-Risiken:
- Der drastisch angestiegenen Bedrohung durch Software-Viren wurde erfolgreich durch Schutz der Internet-Zugänge wie auch der einzelnen Computer begegnet.
- Mittels intensiver Informationspolitik und Aufklärung der Kunden und der bereits in den letzten Jahren erreichten technischen Sicherheit konnten wir Risiken im Bereich Internet-Banking minimieren.
- Die Analyse von Risiken aus IT-Projekten erfolgt an Hand eines spezifischen Projektrisiko-Prozesses.

Rechtliche Risiken:

- Für die HVB AG hat es keine negativen rechtlichen Auswirkungen, soweit Kunden ihre zum Zwecke des Erwerbs einer Immobilie abgeschlossenen Darlehensverträge nach dem Haustürwiderrufsgesetz widerrufen, da der Darlehensnehmer nach gefestigter Rechtsprechung zur Rückzahlung der Darlehensvaluta verpflichtet bleibt. An dieser Sachlage ändern die beim Europäischen Gerichtshof anhängigen Vorlagefragen des LG Bochum und des OLG Bremen aus heutiger Sicht nichts. Die Bank behält auch dann ihren Rückzahlungsanspruch, wenn der Darlehensnehmer einem Dritten eine unwirksame Vollmacht erteilt hat, die Bank aber auf den Bestand der Vollmacht vertrauen konnte. Aus Sicht der HVB AG führen auch die Entscheidungen des Zweiten Zivilsenats des Bundesgerichtshofs, der sich mit der Finanzierung des Erwerbs von Anteilen an Immobilienfonds durch den Kreditnehmer zu befassen hatte, nicht zu einer anderen Einschätzung der Rechtslage bei den von Dritten vermittelten Darlehen zum Zwecke des Erwerbs einer Immobilie. In weiteren Entscheidungen zu nicht grundschuldgesicherten Darlehen zum Zwecke des Erwerbs von Anteilen an Immobilienfonds durch den Kreditnehmer hat der Zweite Zivilsenat des Bundesgerichtshofs entschieden, dass die Bank dann keinen Darlehensrückzahlungsanspruch gegen den Kunden hat, wenn die Bank sich der Vertriebsorganisation des Vermittlers des Fondsanteils bedient hat, das Darlehen unmittelbar an die Fondsgesellschaft ausbezahlt wurde und der Anleger bei Erwerb seiner Beteiligung getäuscht wurde oder wenn dem Darlehensnehmer ein Widerrufsrecht zusteht. Das Vorliegen dieser Voraussetzungen hätte der Kreditnehmer im Einzelfall zu beweisen. Aus heutiger Sicht gehen wir davon aus, dass derartige Umstände allenfalls in Ausnahmefällen gegeben sein können.

- Im November 2002 hatte der Bundesgerichtshof den Hauptversammlungsbeschluss zur Wahl des Abschlussprüfers der HVB AG für das Jahr 1999 wegen der Besorgnis der Befangenheit für nichtig erklärt. Dies haben Aktionäre der HVB AG zum Anlass genommen, die Wirksamkeit der Jahresabschlüsse für die Geschäftsjahre 1999 bis 2002 gerichtlich anzufechten. Die Klage wurde in allen Instanzen abgewiesen. Auch weitere außerordentliche Rechtsbehelfe in diesem Zusammenhang halten wir für erfolglos. Unsere Auffassung, dass eine Besorgnis der Befangenheit bei der Wahl des Abschlussprüfers im Jahre 1999 die Wirksamkeit der Jahresabschlüsse 1999 bis 2002 nicht in Frage stellt, wird durch Gutachten von führenden Juristen in Wissenschaft und Praxis gestützt.

- Von einzelnen Aktionären eingereichte Anfechtungsklagen gegen den Beschluss unserer Hauptversammlung vom 14. Mai 2003 zur Abspaltung der in der DIA Vermögensverwaltungs-GmbH zusammengefassten, das gewerbliche Immobiliengeschäft betreibenden Kreditinstitute auf die Hypo Real Estate Holding AG sind unserer Ansicht nach unbegründet. Ungeachtet dessen, dass die von den Klägern behaupteten formalen Fehler nicht vorliegen, ist die Abspaltung nach unserer Überzeugung unumkehrbar.

- In zahlreichen Beschwerdeverfahren sowie in Anfechtungsklagen stellen Aktionäre die gerichtliche Bestellung sowie die Wahl der Anteilseignervertreter in den Aufsichtsrat auf der Hauptversammlung unserer Bank vom 29. April 2004 in Frage. Das Bayerische Oberste Landesgericht hat bereits verschiedene Beschwerden zurückgewiesen; unserer Auffassung nach wird daher auch die Anfechtungsklage, mit der zudem die Wirksamkeit der Wahl des Abschlussprüfers in Frage gestellt wird, erfolglos bleiben. Gleiches gilt für auf denselben Aspekt gestützte Anträge, die im Frühjahr 2004 durchgeführte Kapitalerhöhung im Handelsregister wieder zu löschen.

- Die von der Europäischen Kommission im Dezember 2001 gegen die HVB AG und die Vereins- und Westbank AG ausgesprochenen Geldbußen in Höhe von insgesamt etwa 31 Mio € für angeblich rechtswidrige Preisabsprachen in Bezug auf das Sortengeschäft wurden vom Europäischen Gerichtshof in erster Instanz im November 2004 aufgehoben; diese Entscheidung wird trotz des hiergegen anhängigen Einspruchs nach unserer Meinung Rechtskraft erlangen.

- Die Bank Austria Creditanstalt AG hat beim Europäischen Gerichtshof in erster Instanz Rechtsmittel gegen die im Juni 2002 erfolgte Auferlegung und die Höhe einer Geldbuße in Höhe von etwa 30 Mio € wegen angeblicher rechtswidriger Absprachen mit anderen Banken in Bezug auf Zinssätze, Preise verschiedener Bankprodukte für Retailkunden sowie andere Konditionen eingelegt. Derzeit ist der Ausgang dieses Verfahrens ungewiss. Im Falle der Bestätigung der Kommissionsentscheidung wäre der Gesamtbetrag der Geldbußen für unsere Bank nicht wesentlich, jedoch könnte dies künftige Ertragschancen der HVB Group beeinträchtigen. Von bestimmten österreichischen Konsumentenschutzverbänden und Politikern erwogene Schadensersatzforderungen gegen die in den oben genannten Verfahren beteiligten Banken, einschließlich der Bank Austria Creditanstalt AG, betrachten wir im Übrigen aus verschiedenen Gründen als unbegründet.

- Im Zusammenhang mit angeblichen Ansprüchen aus der Zeit des Nationalsozialismus und des Zweiten Weltkriegs wurde von zwei Einzelpersonen vor dem United States District Court for the District of Columbia eine Schadensersatzforderung in Höhe von insgesamt 40 Mio USD gegen die Bank Austria Creditanstalt AG und die HVB AG geltend gemacht. Wir sind der Überzeugung, dass die Klagen abgewiesen werden.

- Wir gehen ebenfalls davon aus, dass eine anhängige Schadensersatzforderung über etwa 128 Mio € im Zusammenhang mit angeblichen Ansprüchen der Treuhandanstalt, der Vorgängerin der Bundesanstalt für vereinigungsbedingte Sonderaufgaben (»BvS«), gegen die Bank Austria (Schweiz) AG, eine frühere Tochtergesellschaft der Bank Austria Creditanstalt, unbegründet ist.

5 Geschäftsrisiko

Risikomanagement

Als Geschäftsrisiko definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert des Unternehmens. Geschäftsrisiken können vor allem aus deutlich verschlechterten Marktbedingungen, Veränderungen der Wettbewerbsposition oder des Kundenverhaltens, aber auch aus geänderten rechtlichen Rahmenbedingungen resultieren.

Das operative Management des Geschäftsrisikos liegt als Teil des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Messmethodik

Die Messung des Risikokapitals für Geschäftsrisiko erfolgt auf Basis eines Value-at-Risk-Ansatzes. Zu diesem Zweck werden auf Ressortebene Erlös- und Kostenvolatilitäten herangezogen und unter Berücksichtigung von Korrelationen ein Value-at-Risk ermittelt, welcher die mit dem Geschäftsrisiko einhergehenden möglichen Schwankungen des Unternehmenswertes repräsentiert.

Risikoüberwachung

Das Risikokapital für Geschäftsrisiko wird vom Bereich Risk Control ermittelt, analysiert und an den Chief Risk Officer berichtet.

Der Bereich Group Controlling hat die Aufgabe, die unterjährige Erlös- und Kostenentwicklung der Ressorts als Stellhebel des Geschäftsrisikos durch Soll-Ist-Vergleiche nachzuhalten. Die Ergebnisse sind Inhalt eines monatlichen Vorstandsreportings.

Quantifizierung und Konkretisierung

Das ermittelte Risikokapital für das Geschäftsrisiko beläuft sich zum Jahresultimo auf rund 1 Mrd €.

Neben einem weiterhin straffen Kostenmanagement haben wir im Berichtsjahr den Schwerpunkt auf die Steigerung unserer Ertragskraft gelegt. Die Neugeschäftsinitiativen wurden forciert und weitere Fortschritte bei der Kundengewinnung und der Intensivierung der Produktnutzung erzielt.

Mit dem Ende 2004 gestarteten Effizienzprogramm »PRO« soll mittel- bis langfristig eine strukturelle Optimierung der Kostenbasis der HVB Group erreicht werden. Hierbei soll eine Erhöhung der Effizienz unserer Infrastruktur, eine Verbesserung der Prozessabläufe sowie eine Verschlankung der Stabseinheiten erreicht werden. Trotz laufender Überprüfung des Projekts kann das Risiko bestehen, dass bei der Anpassung der Geschäftsprozesse eine zeitliche Verzögerung auftritt und die Synergien später als geplant gehoben werden können.

Daneben haben wir weiterhin das Ziel, unsere Vertriebskraft und damit auch unsere Erträge nachhaltig zu steigern.

6 Risiko aus bankeigenem Immobilienbesitz

Risikomanagement

Unter dieser Risikoart erfassen wir potenzielle Verluste, die aus Marktwertschwankungen unseres Immobilienbestandes resultieren. Dieser umfasst das Portfolio der Immobilienbesitzgesellschaften der HVB AG und deren Objekt- und Beteiligungsgesellschaften sowie die Portfolios der Bank Austria Creditanstalt-Gruppe und weiterer Konzerntöchter.

Die HVB Immobilien AG ist für das Portfoliomanagement, die Projektentwicklung und -realisierung, das Immobilienmanagement sowie für den Verkauf und die Vermietung der von ihr verantworteten Objekte zuständig. Bei unseren operativen Konzerntöchtern – insbesondere der Bank Austria Creditanstalt – erfolgt die Steuerung des Immobilienbesitzes durch die Töchter selbst.

Messmethodik

Die Messung unseres Immobilienrisikos erfolgt auf Basis eines Value-at-Risk-Ansatzes, für den die Marktwerte der Immobilien und historische Volatilitäten herangezogen werden. Die Volatilitäten werden hierbei aus geeigneten Immobilienindizes für Büromietentwicklungen bestimmt. Darüber hinaus werden Risiko mindernde Korrelationen zwischen einzelnen regionalen Immobilienmärkten erfasst.

Risikoüberwachung

Das Risikokapital für Immobilienrisiko wird vom Bereich Risk Control ermittelt, analysiert und an den Chief Risk Officer berichtet. Gegenstand der Analyse sind dabei vor allem Veränderungen in der Zusammensetzung des Immobilienportfolios.

Bei der HVB Immobilien AG wurde bereits in 2003 ein Risikoüberwachungssystem eingeführt, mit dem sowohl Immobilienrisiken als auch mit dem Unternehmen verbundene bekannte externe und interne Risiken systematisch identifiziert und bewertet werden. Eine Risikoinventur wurde durchgeführt und auch künftig werden weitere regelmäßige Reportings und Inventuren folgen. Dadurch wird die Risikotransparenz weiter erhöht und nicht zuletzt das Risikobewusstsein nochmals geschärft.

Quantifizierung und Konkretisierung

Das Risikokapital für Immobilienrisiko beläuft sich zum Jahresende 2004 auf 0,35 Mrd €. Unser Immobilienportfolio entfällt dabei schwerpunktmäßig mit 29% auf München sowie 25% auf Wien. Insgesamt entfällt ein wesentlicher Anteil unseres Portfolios auf von der HVB Group eigengenutzte Immobilien.

7 Risiko aus Anteils- und Beteiligungsbesitz

Risikomanagement

Unter dieser Risikoart erfassen wir die möglichen Marktwertschwankungen unseres börsennotierten und nicht börsennotierten Anteils- und Beteiligungsbesitzes. Ausgenommen sind hierbei unsere operativen Konzerntöchter, da deren Risiken bereits differenziert als Teil der anderen Risikoarten berücksichtigt wurden.

Die Portfoliosteuerung unseres gesamten Anteils- und Beteiligungsbesitzes (einschließlich der operativen Konzerntöchter) erfolgt durch den Konzernvorstand.

Messmethodik

Die Risikomessung unserer Beteiligungen nach dem Value-at-Risk-Ansatz basiert auf deren Marktwerten und auf Volatilitäten, die im Falle börsennotierter Beteiligungen aus den jeweiligen Kursschwankungen der Aktie ermittelt werden. Im Falle nicht börsennotierter Beteiligungen werden die Buchwerte als Marktwertschätzer herangezogen sowie die Volatilitäten anhand branchenspezifischer Indizes gewonnen. Um die jüngere Vergangenheit adäquater zu berücksichtigen, erfolgt eine exponentielle Gewichtung bei der Ermittlung der Volatilitäten, wobei der längerfristigen Haltedauer von Beteiligungen Rechnung getragen wird.

Risikoüberwachung

Der Bereich Risk Control ermittelt und analysiert das Risikokapital für Anteils- und Beteiligungsbesitz und berichtet es an den Chief Risk Officer.

Die Aufgabe des Beteiligungscontrollings liegt im Bereich Group Finance and Tax. Dieser überprüft auf Basis von Prüfungsberichten, Geschäftsberichten und unterjährigen Berichterstattungsinstrumenten regelmäßig die Werthaltigkeit unserer Beteiligungen. Wesentliche negative Wertänderungen werden so frühzeitig erkannt, analysiert und an den Chief Financial Officer berichtet.

Quantifizierung und Konkretisierung

Die in 2003 erfolgte konsequente Bereinigung unseres nicht strategischen Beteiligungsportfolios wurde in 2004 mit dem weiteren Abbau unserer Finanzbeteiligungen fortgesetzt. In diesem Zusammenhang sind insbesondere der Verkauf unseres Allianz-AG-Paketes sowie die weitere Reduzierung unsere Anteile an der Münchener Rückversicherungs-Gesellschaft AG zu nennen. Darüber hinaus haben wir unsere Beteiligung an der Brau und Brunnen AG verkauft sowie unseren Anteilsbesitz an der E.ON AG abgebaut.

Das Risikokapital hat sich nahezu ausschließlich durch die Portfoliobereinigungen um 1,7 Mrd € auf 2,6 Mrd € verringert. Insgesamt stellt die Münchener Rückversicherungs-Gesellschaft AG unsere größte Beteiligung dar. Ein signifikanter oder länger anhaltender Kursrückgang dieser Aktienposition hätte daher entsprechende Auswirkungen auf die Ertragslage unserer Bank.

8 Strategisches Risiko

Risikomanagement

Strategisches Risiko entsteht daraus, dass das Management wesentliche Entwicklungen und Trends im Bankensektor nicht rechtzeitig erkennt oder falsch einschätzt. In der Folge kann es daraufhin zu Grundsatzentscheidungen kommen, die sich hinsichtlich der Erreichung der langfristigen Unternehmensziele ex post als unvorteilhaft erweisen und zudem teilweise schwer reversibel sind.

Das Management des Strategischen Risikos fällt als Teil der Unternehmenssteuerung in den Verantwortungsbereich des Gesamtvorstandes, der mit der Vorgabe der strategischen Ausrichtung der Bank die Risikopositionierung der HVB Group bestimmt.

Messmethodik

Das Strategische Risiko wird primär auf qualitativem Wege erfasst. Zu diesem Zweck erfolgt eine laufende Beobachtung des nationalen wie internationalen Umfeldes sowie die permanente Überprüfung unserer eigenen strategischen Positionierung.

Risikoüberwachung

Im Rahmen unserer langfristigen Planung überprüft der Vorstand regelmäßig die festgelegte Strategie der HVB Group. So besteht bei Bedarf die Möglichkeit, mit einer Anpassung des Geschäftsmodells bzw. der Geschäftsprozesse auf geänderte Rahmenbedingungen zu reagieren. Bei der Ableitung derartiger strategischer Initiativen findet eine enge Abstimmung des Vorstandes mit dem Aufsichtsrat statt, insbesondere mit dem Risikoausschuss und dem Ausschuss für Strategie und Geschäftsentwicklung.

Quantifizierung und Konkretisierung

– Gesamtwirtschaftliches Risiko und Geschäftsumfeld

Ein Risiko, das die eingeschlagene Strategie der HVB Group im Besonderen beeinträchtigen kann, resultiert aus der gesamtwirtschaftlichen Entwicklung. Zwar hat sich die wirtschaftliche Dynamik in unseren Heimatmärkten im Jahr 2004 beschleunigt, indes verblieb sie gerade in Deutschland auf einem nur mäßigen Niveau. Die Aussichten für das Jahr 2005 lassen erwarten, dass diese Ausgangslage keine wesentliche Änderung erfahren wird. Darüber hinaus ist nicht abzusehen, welche Folgewirkungen von einem gegenüber dem Dollar weiter stabilen Euro und einem sich weiter auf hohem Niveau befindlichen Ölpreis auf die Volkswirtschaften unserer Heimatmärkte ausgehen.

Die aufgezeigten Risikofaktoren können einzeln oder kumulativ dazu führen, dass sich die von uns avisierten finanziellen Erfolgsziele nicht realisieren lassen.

Die HVB Group stellt einen der größten Darlehensgeber des deutschen Mittelstandes dar. Darüber hinaus ist unsere Bank einer der führenden Anbieter von privaten und gewerblichen Darlehen in Deutschland und Österreich sowie in Zentral- und Osteuropa. Vor dem Hintergrund der beschriebenen konjunkturellen Aussichten bleibt unser Geschäftsumfeld gerade in Deutschland schwierig. Das schleppende Wirtschaftswachstum, hohe Insolvenzzahlen, stagnierende Immobilienmärkte und die beträchtliche Arbeitslosigkeit haben bereits in der Vergangenheit zu einem Anstieg an Kreditausfällen und Kreditrisikovorsorge geführt. Bei unveränderten Rahmenbedingungen ist somit nicht auszuschließen, dass die Kreditrisikovorsorge auf einem hohen Niveau verbleiben wird.

- Ratingsituation
  Trotz des am 25. Februar 2005 von Standard & Poor's bestätigten langfristigen Kreditratings der HVB AG und der Bank Austria Creditanstalt AG kann für die Zukunft nicht ausgeschlossen werden, dass diese gegenwärtige Einschätzung eine Veränderung erfahren wird, gerade wenn sich das Geschäftsumfeld für die HVB Group ungünstig entwickeln sollte. Eine Verschlechterung des Kreditratings würde die Refinanzierung für die HVB Group verteuern und sich damit negativ auf die Ertragslage unserer Bank auswirken.

- Expansion in Zentral- und Osteuropa
  Ein Eckpfeiler der Strategie der HVB Group ist die Expansion in Zentral- und Osteuropa durch das Geschäftsfeld Österreich und CEE. Die Länder dieser Region haben in den letzten Jahren bedeutende Veränderungen erlebt, deren Höhepunkt der EU-Beitritt von acht dieser Staaten am 1. Mai 2004 darstellte.

In den kommenden Jahren kann es dazu kommen, dass die derzeitige wirtschaftliche Dynamik dieser Region durch restriktiv wirkende Vorgaben der Europäischen Union beeinträchtigt wird. Ein solcher Anpassungsprozess hätte entsprechend negative Auswirkungen auf das Geschäftsfeld Österreich und CEE. Auch kann ein zu erwartender steigender Wettbewerbsdruck in diesen Ländern dazu führen, dass Zinsmargen und Provisionserfolge nicht in dem Ausmaß realisiert werden wie von uns erwartet. Schließlich können negative Auswirkungen für den Fall nicht ausgeschlossen werden, dass sich die makroökonomischen und politischen Rahmendaten der gesamten Region oder einzelner Länder nicht als derart stabil erweisen wie derzeit von uns unterstellt.

- Konsolidierung des Bankensektors
  In Deutschland, aber ebenso auf europäischer Ebene wird allgemein eine Konsolidierung des Bankensektors erwartet. Auch wenn nicht absehbar ist, wie sich eine solche Konsolidierung konkret darstellen könnte, will die HVB Group in diesem Prozess eine aktive Rolle spielen. Sie beobachtet den Markt, bewertet denkbare Möglichkeiten und führt Gespräche mit anderen Marktteilnehmern. Dabei ist allerdings noch kein Stadium erreicht, in dem aus Sicht der HVB Group mit einer Entscheidung zu rechnen ist.

Es ist daher offen, ob die HVB Group an einer Konsolidierung beteiligt sein wird und wie sich eine derartige Maßnahme auf die HVB Group auswirken könnte, unabhängig davon, ob sie daran beteiligt ist oder nicht. Wenn es in Europa aber zu Konsolidierungen von Banken kommt, kann dies für die HVB Group eine erhebliche Verschärfung des Wettbewerbs bedeuten.

Karl Zaglauer
Firmenkunden-Betreuer
HypoVereinsbank,
München

»Was man bei Banken unter einem guten Preis-Leistungs-Verhältnis verstehen kann, haben wir von Grund auf neu definiert.«

→ Geschäftsfeld Deutschland



GEWINN- UND VERLUSTRECHNUNG MIT ERGEBNISVERWENDUNG FÜR DIE ZEIT VOM 1. JANUAR BIS 31. DEZEMBER 2004

Erträge/Aufwendungen	Notes	2004	2003	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge		17 209	19 645	- 2 436	- 12,4
Zinsaufwendungen		11 553	13 764	- 2 211	- 16,1
Zinsüberschuss	(29)	5 656	5 881	- 225	- 3,8
Kreditrisikovorsorge	(30)	1 813	2 313	- 500	- 21,6
Zinsüberschuss nach Kreditrisikovorsorge		3 843	3 568	+ 275	+ 7,7
Provisionserträge		3 472	3 409	+ 63	+ 1,8
Provisionsaufwendungen		627	614	+ 13	+ 2,1
Provisionsüberschuss	(31)	2 845	2 795	+ 50	+ 1,8
Handelsergebnis	(32)	718	820	- 102	- 12,4
Verwaltungsaufwand	(33)	6 118	6 371	- 253	- 4,0
Saldo sonstige betriebliche Erträge/Aufwendungen	(34)	101	620	- 519	- 83,7
Betriebsergebnis		**1 389**	**1 432**	**- 43**	**- 3,0**
Finanzanlageergebnis	(37)	102	- 1 806	+ 1 908	
Abschreibungen auf Geschäfts- oder Firmenwerte	(38)	165	1 134	- 969	- 85,4
Zuführung zu Restrukturierungsrückstellungen	(39)	250	—	+ 250	+ 100,0
Zuführung zu Sonderwertberichtigungen	(40)	2 500	—	+ 2 500	+ 100,0
Saldo übrige Erträge/Aufwendungen	(41)	- 357	- 638	+ 281	+ 44,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/					
Ergebnis vor Steuern		**- 1 781**	**- 2 146**	**+ 365**	**+ 17,0**
Ertragsteuern	(18, 42)	211	296	- 85	- 28,7
Jahresüberschuss/-fehlbetrag		**- 1 992**	**- 2 442**	**+ 450**	**+ 18,4**
Fremdanteile am Jahresüberschuss/-fehlbetrag		- 286	- 197	- 89	- 45,2
Jahresüberschuss/-fehlbetrag ohne Fremdanteile		**- 2 278**	**- 2 639**	**+ 361**	**+ 13,7**
Veränderung der Rücklagen		- 2 278	- 2 639	+ 361	+ 13,7
Konzerngewinn		—	—	—	—

Die HVB AG hat im Geschäftsjahr 2004 keinen Bilanzgewinn erzielt. Deshalb erfolgt für dieses Geschäftsjahr keine Dividendenzahlung.

Ergebnis je Aktie

in €	Notes	2004	2003
Ergebnis je Aktie (bereinigt)[1]	(43)	0,91	0,54
Ergebnis je Aktie	(43)	- 3,27	- 4,92

[1] 2004 bereinigt um Goodwill-abschreibungen, Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen. 2003 bereinigt um Goodwill-abschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte.

Da zu den Abschlussstichtagen 2004 und 2003 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

GEWINN- UND VERLUSTRECHNUNG FÜR DIE ZEIT VOM 1. JANUAR BIS 31. DEZEMBER 2004

Verglichen mit dem um Entkonsolidierungen, CTA und Sondereffekte bereinigten Vorjahr

Erträge/Aufwendungen	2004	2003[1]	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	5 656	5 618	+ 38	+ 0,7
Kreditrisikovorsorge	1 813	2 269	- 456	- 20,1
Zinsüberschuss nach Kreditrisikovorsorge	3 843	3 349	+ 494	+ 14,8
Provisionsüberschuss	2 845	2 676	+ 169	+ 6,3
Handelsergebnis	718	818	- 100	- 12,2
Verwaltungsaufwand	6 118	6 091	+ 27	+ 0,4
Saldo sonstige betriebliche Erträge/Aufwendungen	101	144	- 43	- 29,9
Betriebsergebnis	**1 389**	**896**	**+ 493**	**+ 55,0**
Finanzanlageergebnis	102	61	+ 41	+ 67,2
Abschreibungen auf Geschäfts- oder Firmenwerte	165	232	- 67	- 28,9
Zuführung zu Restrukturierungsrückstellungen	250	—	+ 250	+ 100,0
Zuführung zu Sonderwertberichtigungen	2 500	—	+ 2 500	+ 100,0
Saldo übrige Erträge/Aufwendungen	- 357	- 176	- 181	> - 100,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/				
Ergebnis vor Steuern	**- 1 781**	**549**	**- 2 330**	
Ertragsteuern	211	292	- 81	- 27,7
Jahresüberschuss/-fehlbetrag	**- 1 992**	**257**	**- 2 249**	
Fremdanteile am Jahresüberschuss/-fehlbetrag	- 286	- 197	- 89	- 45,2
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	**- 2 278**	**60**	**- 2 338**	

[1] Vorjahreszahlen bereinigt um laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei, den Effekt aus dem Contractual Trust Arrangement (CTA) und um die im Konzernabschluss 2003 definierten Sondereffekte.

BILANZ ZUM 31. DEZEMBER 2004

Aktiva	Notes	2004	2003	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Barreserve	(45)	7 481	5 708	+ 1 773	+ 31,1
Handelsaktiva	(6, 46)	91 726	80 462	+ 11 264	+ 14,0
Forderungen an Kreditinstitute	(7, 47)	47 479	52 842	– 5 363	– 10,1
Forderungen an Kunden	(7, 48)	275 119	283 525	– 8 406	– 3,0
Wertberichtigungen auf Forderungen	(8, 49)	– 13 315	– 11 361	– 1 954	– 17,2
Finanzanlagen	(9, 51)	43 648	53 000	– 9 352	– 17,6
Sachanlagen	(10, 52)	2 855	3 001	– 146	– 4,9
Immaterielle Vermögenswerte	(12, 53)	2 799	2 721	+ 78	+ 2,9
Ertragsteueransprüche	(54)	4 133	4 072	+ 61	+ 1,5
Sonstige Aktiva	(55)	5 483	5 485	– 2	0
Summe der Aktiva		**467 408**	**479 455**	**– 12 047**	**– 2,5**

Passiva	Notes	2004	2003	Veränderung	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	(13, 59)	103 606	112 964	- 9 358	- 8,3
Verbindlichkeiten gegenüber Kunden	(13, 60)	144 451	140 312	+ 4 139	+ 2,9
Verbriefte Verbindlichkeiten	(13, 61)	109 562	122 728	-13 166	- 10,7
Handelspassiva	(14, 62)	59 861	55 233	+ 4 628	+ 8,4
Rückstellungen	(15, 63)	4 460	4 293	+ 167	+ 3,9
Ertragsteuerverpflichtungen	(64)	3 010	2 554	+ 456	+ 17,9
Sonstige Passiva	(16, 65)	10 004	9 400	+ 604	+ 6,4
Nachrangkapital	(66)	18 454	19 183	- 729	- 3,8
Anteile in Fremdbesitz	(67)	2 515	2 476	+ 39	+ 1,6
Eigenkapital	(68)	11 485	10 312	+ 1 173	+ 11,4
Gezeichnetes Kapital		2 252	1 609	+ 643	+ 40,0
Kapitalrücklage		9 331	9 295	+ 36	+ 0,4
Gewinnrücklagen		—	—		
Rücklagen aus Währungs- und sonstigen Veränderungen		227	- 40	+ 267	
Bewertungsänderungen von Finanzinstrumenten		- 325	- 552	+ 227	+ 41,1
AfS-Rücklage		132	326	- 194	- 59,5
Hedge-Rücklage		- 457	- 878	+ 421	+ 47,9
Konzerngewinn		—	—		
Summe der Passiva		**467 408**	**479 455**	**- 12 047**	**- 2,5**

ENTWICKLUNG DES EIGENKAPITALS 2004

in Mio €	Gezeichnetes Kapital	Kapitalrücklage	Gewinnrücklagen	Rücklagen aus Währungs- und sonstigen Veränderungen	Bewertungsänderungen von Finanzinstrumenten		Konzerngewinn	Eigenkapital
					AfS-Rücklage	Hedge-Rücklage[1]		
Bestand zum 1. 1. 2003	**1 609**	**12 024**	**—**	**—**	**-1 531**	**-849**	**—**	**11 253**
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten					239	-237		2
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten					1 624	163		1 787
Jahresüberschuss/-fehlbetrag ohne Fremdanteile		-2 639						-2 639
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente		31						31
Veränderungen im Konsolidierungskreis		- 121		145	- 6	45		63
Veränderungen aus Währungseinfluss und sonstige Veränderungen				-185				- 185
Bestand zum 31. 12. 2003	**1 609**	**9 295**	**—**	**- 40**	**326**	**-878**	**—**	**10 312**
Bestand zum 1. 1. 2004	**1 609**	**9 295**	**—**	**- 40**	**326**	**-878**	**—**	**10 312**
Zugang aus Kapitalerhöhung gegen Bareinlage	643	2 359						3 002
Transaktionskosten zur Kapitalerhöhung		-62						-62
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten					- 51	148		97
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten					-144	273		129
Jahresüberschuss/-fehlbetrag ohne Fremdanteile		-2 278						-2 278
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente		17						17
Veränderungen im Konsolidierungskreis				122	1			123
Veränderungen aus Währungseinfluss und sonstige Veränderungen				145				145
Bestand zum 31. 12. 2004	**2 252**	**9 331**	**—**	**227**	**132**	**-457**	**—**	**11 485**

[1] Vergleiche hierzu unsere Ausführungen im Financial Review und Note 5.

Die Veränderungen der Anteile in Fremdbesitz sind in Note 67 dargestellt.

KAPITALFLUSSRECHNUNG[1]

	2004 in Mio €	2003 in Mio €
Jahresüberschuss/-fehlbetrag	**- 1 992**	**- 2 442**
Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen und Zuführungen zu Rückstellungen im Kreditgeschäft	4 386	2 440
Abschreibungen abzüglich Zuschreibungen auf Anlagevermögen	830	3 852
Veränderung anderer zahlungsunwirksamer Posten	- 629	- 185
Gewinne aus der Veräußerung von Anlagevermögen	- 216	- 504
Sonstige Anpassungen (i. W. gezahlte Ertragsteuern, erhaltene Zinsen abzüglich gezahlter Zinsen und erhaltener Dividenden)	- 4 337	- 4 489
Zwischensumme	**- 1 958**	**- 1 328**
Veränderung von Vermögenswerten und Verbindlichkeiten der operativen Geschäftstätigkeit nach Korrektur um zahlungsunwirksame Vorgänge		
Zugänge Vermögenswerte/Abgänge Verbindlichkeiten (-)		
Abgänge Vermögenswerte/Zugänge Verbindlichkeiten (+)		
Handelsaktiva	- 9 123	8 253
Forderungen an Kreditinstitute	5 379	3 755
Forderungen an Kunden	5 632	24 506
Andere Aktiva aus operativer Geschäftstätigkeit	154	- 776
Verbindlichkeiten gegenüber Kreditinstituten	- 9 936	- 20 932
Verbindlichkeiten gegenüber Kunden	3 919	- 3 212
Verbriefte Verbindlichkeiten	- 12 928	- 24 527
Andere Passiva aus operativer Geschäftstätigkeit	4 295	325
Gezahlte Ertragsteuern	- 143	- 254
Erhaltene Zinsen	16 690	17 834
Gezahlte Zinsen	- 12 566	- 13 466
Erhaltene Dividenden	234	188
Cashflow aus operativer Geschäftstätigkeit	**- 10 351**	**- 9 634**
Einzahlungen aus der Veräußerung von Finanzanlagen	14 172	17 732
Einzahlungen aus der Veräußerung von Sachanlagen	126	54
Auszahlungen für den Erwerb von Finanzanlagen	- 3 941	- 7 589
Auszahlungen für den Erwerb von Sachanlagen	- 742	- 665
Effekte aus der Veränderung des Konsolidierungskreises	- 80	- 508
Cashflow aus Investitionstätigkeit	**9 535**	**9 024**
Veränderungen der Kapitalrücklagen	17	- 2 729
Einzahlungen aus Kapitalerhöhung	2 940	—
Mittelveränderungen aus Nachrangkapital	- 579	- 726
Mittelveränderungen aus sonstiger Finanzierungstätigkeit	174	4 601
Cashflow aus Finanzierungstätigkeit	**2 552**	**1 146**
Zahlungsmittelbestand zum Ende der Vorperiode	5 708	5 259
+/- Cashflow aus operativer Geschäftstätigkeit	- 10 351	- 9 634
+/- Cashflow aus Investitionstätigkeit	9 535	9 024
+/- Cashflow aus Finanzierungstätigkeit	2 552	1 146
+/- Effekte aus Wechselkursänderungen	37	- 87
Zahlungsmittelbestand zum Ende der Periode	**7 481**	**5 708**

[1] Vgl. detaillierte Erläuterungen in den Notes.

INHALT

Erläuterungen (Notes) zum Konzernabschluss

115 Befreiender Konzernabschluss nach IFRS

Bilanzierungs- und Bewertungsmethoden

117 1 Konzerneinheitliche Bilanzierung
2 Stetigkeit
3 Konsolidierungskreis
119 4 Konsolidierungsgrundsätze
5 Finanzinstrumente
120 6 Handelsaktiva
7 Forderungen
8 Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft (Risikovorsorge)
121 9 Finanzanlagen
10 Sachanlagen
11 Leasinggeschäft
122 12 Immaterielle Vermögenswerte
13 Verbindlichkeiten
14 Handelspassiva
15 Rückstellungen
16 Sonstige Passiva
123 17 Währungsumrechnung
18 Ertragsteuern
19 Auswirkung der Anwendung geänderter und neuer IFRS ab 2005

Segmentberichterstattung

124 20 Erläuterungen zur Segmentberichterstattung nach Geschäftsfeldern (primäre Segmentierung)
125 21 Erfolgsrechnung nach Geschäftsfeldern
130 22 Kennziffern nach Geschäftsfeldern
131 23 Bilanzzahlen nach Geschäftsfeldern
24 Kennziffern zur Risikovorsorge nach Geschäftsfeldern
132 25 Zinslos gestellte Kredite nach Geschäftsfeldern
26 Kapital nach Geschäftsfeldern
27 Mitarbeiter der Geschäftsfelder und Dienstleistungsbereiche
133 28 Segmentberichterstattung nach Regionen (sekundäre Segmentierung)

Angaben zur Gewinn- und Verlustrechnung

135 29 Zinsüberschuss
30 Kreditrisikovorsorge
31 Provisionsüberschuss
32 Handelsergebnis
33 Verwaltungsaufwand
136 34 Saldo sonstige betriebliche Erträge/Aufwendungen
35 Operative Erträge
36 Auswirkungen aus Wechselkursveränderungen
37 Finanzanlageergebnis
137 38 Abschreibungen auf Geschäfts- oder Firmenwerte
39 Zuführung zu Restrukturierungsrückstellungen
40 Zuführung zu Sonderwertberichtigungen
41 Saldo übrige Erträge/Aufwendungen
138 42 Ertragsteuern
139 43 Ergebnis je Aktie
44 Wertschöpfungsrechnung

Angaben zur Bilanz

140 45 Barreserve
46 Handelsaktiva
47 Forderungen an Kreditinstitute
141 48 Forderungen an Kunden
142 49 Wertberichtigungen auf Forderungen
50 Entwicklung der Kreditrisiken
143 51 Finanzanlagen
146 52 Entwicklung der Sachanlagen
147 53 Immaterielle Vermögenswerte
54 Ertragsteueransprüche
55 Sonstige Aktiva
148 56 Nachrangige Vermögenswerte
57 Pensionsgeschäfte
58 Verbriefungsgeschäfte (Securitization)
150 59 Verbindlichkeiten gegenüber Kreditinstituten
60 Verbindlichkeiten gegenüber Kunden
151 61 Verbriefte Verbindlichkeiten
62 Handelspassiva
63 Rückstellungen
153 64 Ertragsteuerverpflichtungen
65 Sonstige Passiva
66 Nachrangkapital
155 67 Anteile in Fremdbesitz
68 Eigenkapital
156 69 Eigene Aktien
70 Vermögenswerte und Verbindlichkeiten in Fremdwährung
157 71 Treuhandgeschäfte
72 Sicherheitenübertragung für eigene Verbindlichkeiten

Angaben zur Kapitalflussrechnung

158 73 Erläuterungen zu den Positionen der Kapitalflussrechnung

Angaben zu Finanzinstrumenten nach IAS 32

159 74 Beizulegende Zeitwerte der Finanzinstrumente

Sonstige Angaben

160 75 Wesentliche Konzentrationen von Aktiva und Passiva
76 Bankaufsichtsrechtliche Kennzahlen (auf HGB-Basis)
162 77 Eventualverbindlichkeiten und andere Verpflichtungen
163 78 Patronatserklärung
164 79 Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen
166 80 Mitarbeiterinnen und Mitarbeiter
167 81 Geschäftsstellen
168 82 Mitglieder des Aufsichtsrats und des Vorstands
169 Bestätigungsvermerk des Abschlussprüfers

ERLÄUTERUNGEN (NOTES) ZUM KONZERNABSCHLUSS

Befreiender Konzernabschluss nach IFRS

Als weltweit tätiges Unternehmen bilanzieren wir nach den Anforderungen des International Accounting Standards Board (IASB).

Unseren Aktionären und allen anderen Interessierten steht damit eine verlässliche und international vergleichbare Grundlage für die Bewertung der HVB Group und ihrer Ertragslage zur Verfügung. Unsere wertorientierte Unternehmenssteuerung baut ebenfalls auf dieser Rechnungslegung auf.

Den Konzernabschluss 2004 haben wir nach den International Financial Reporting Standards (IFRS) als befreienden Konzernabschluss gemäß § 292a HGB in Verbindung mit Artikel 58 Abs. 3, Satz 4 EGHGB erstellt. Die IFRS umfassen neben den als IFRS bezeichneten Standards auch die International Accounting Standards (IAS) und die Interpretationen des International Financial Reporting Interpretations Committee (IFRIC). Der Abschluss steht im Einklang mit den von uns anzuwendenden EU-Richtlinien und ist in seiner Aussagekraft einem HGB-Abschluss gleichwertig.

Bis auf wenige Ausnahmen besteht eine grundsätzliche Konformität zwischen den IFRS und den EU-Rechnungslegungsvorschriften. Diese Ausnahmen waren für den Konzern der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) ohne wesentliche Bedeutung, sodass der Konzernabschluss im Einklang mit den Bilanzierungs- und Bewertungsgrundsätzen der EU-Richtlinien steht.

Im Gegensatz zu den EU-Richtlinien schreiben die IFRS bezüglich der Bilanz- und GuV-Gliederung nur bestimmte Mindestangaben vor. Um den geforderten Einklang mit den EU-Richtlinien zu erreichen, haben wir die nach der Bankbilanzrichtlinie auszuweisenden Bilanz- und GuV-Posten in die Erläuterungen des Konzernabschlusses aufgenommen. Entsprechend sind wir bei den nach EU-Recht geforderten Anhangangaben verfahren.

Die nach § 161 AktG vorgeschriebenen Erklärungen zum Corporate Governance Kodex haben wir auf unserer Internetseite veröffentlicht. Unsere börsennotierte Tochter DAB Bank AG hat die entsprechenden Erklärungen auf ihrer Internetseite eingestellt.

www.hvbgroup.com/
entsprechenserklaerung

Der Konzernlagebericht erfüllt neben den Anforderungen des § 315 Abs. 1 und 2 HGB auch die, die an den Financial Review nach IAS 1 gestellt werden. Er enthält auch den Risikobericht nach § 315 HGB. Die HVZ GmbH & Co. Objekt KG, München, die Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, München, die Hypo-Bank Verwaltungszentrum GmbH & Co. KG Objekt Arabellastraße, München, und die Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG, München, sind gemäß § 264 b Abs. 4 HGB von der Verpflichtung befreit, einen Anhang und Lagebericht aufzustellen.

Im vorliegenden Abschluss wenden wir erstmals die für 2004 verpflichtenden Regelungen des Bilanzrechtsreformgesetzes an. Ferner wenden wir IFRS 3 auf die Bilanzierung von Unternehmenszusammenschlüssen mit Datum des Vertragsabschlusses am 31. März 2004 oder danach an. Unternehmenszusammenschlüsse mit Datum des Vertragsabschlusses vor dem 31. März 2004 bilanzieren wir im Abschluss 2004 dagegen noch nach IAS 22. Die geänderten IAS 32/39 und die übrigen im Rahmen des Improvement Projekts überarbeiteten IAS sowie die neuen IFRS 2, 4 und 5 wenden wir im vorliegenden Abschluss noch nicht vorgezogen an.

Die Befreiung gemäß § 292a HGB in Verbindung mit Artikel 58 Abs. 3, Satz 4 EGHGB setzt voraus, dass die wesentlichen Abweichungen der IFRS-Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden gegenüber den deutschen Rechnungslegungsvorschriften dargestellt werden. Diese Abweichungen betreffen:

Verbot der erfolgswirksamen Reservenbildung

Im Gegensatz zu den §§ 340f und 340g HGB lässt IAS 30.44 eine ergebnisverringernde Reservenbildung für allgemeine Bankrisiken nicht zu.

Bewertung der Finanzinstrumente zu beizulegenden Zeitwerten

Während gemäß § 340c Abs. 1 in Verbindung mit § 252 Abs. 1 Nr. 4 HGB keine unrealisierten Erträge ausgewiesen werden dürfen, schreibt IAS 39.69 grundsätzlich die Bewertung von Finanzinstrumenten zum beizulegenden Zeitwert am Bilanzstichtag vor. Dies hat im Gegensatz zur deutschen Rechnungslegung die Konsequenz, dass die in diesen Finanzinstrumenten enthaltenen Reserven und Lasten je nach Klassifizierung erfolgswirksam vereinnahmt oder erfolgsneutral ausgewiesen werden.

Fair-Value-Hedge

Beim Fair-Value-Hedge wird ein bestehender Vermögenswert oder eine bestehende Verpflichtung (oder Teile davon) gegen Änderungen des beizulegenden Zeitwertes abgesichert, die aus einem bestimmten Risiko resultieren.

Nach den im HGB verankerten Grundsätzen ordnungsmäßiger Buchführung wird nur das gesicherte Grundgeschäft bilanziert. Die sich kompensierenden Bewertungsergebnisse aus Grundgeschäft und Sicherungsderivat werden imparitätisch erfolgswirksam erfasst, das heißt unrealisierte Gewinnüberhänge bleiben außer Ansatz. Beim Fair-Value-Hedge-Accounting nach IAS 39 werden im Gegensatz hierzu Bewertungsergebnisse aus dem Sicherungsinstrument, das zum beizulegenden Zeitwert anzusetzen ist, erfolgswirksam gebucht. Das Grundgeschäft wird erfolgswirksam um die Änderungen des beizulegenden Zeitwerts fortgeschrieben.

Cashflow-Hedge

Beim Cashflow-Hedge wird das Risiko volatiler Cashflows abgesichert, die aus einem bilanzierten Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehenen Transaktion resultieren und erfolgswirksam sein werden.

Eine entsprechende Cashflow-Hedge-Logik existiert im HGB nicht. Nach den im HGB verankerten Grundsätzen ordnungsmäßiger Buchführung bleiben stattdessen sowohl die gesicherten Grundgeschäfte als auch die zur Sicherung des Zinsänderungsrisikos eingesetzten Derivate bezüglich des gesicherten Risikos unbewertet. Besondere Vorschriften für die bilanzielle Abbildung der Sicherung von vorgesehenen Transaktionen enthält das HGB nicht. Beim Cashflow-Hedge-Accounting nach IAS 39 wird das Sicherungsinstrument demgegenüber zum beizulegenden Zeitwert angesetzt. Die Änderungen des beizulegenden Zeitwertes sind in einen auf die Sicherung entfallenden effizienten Teil und einen nicht auf die Sicherung entfallenden ineffizienten Teil zu trennen (vergleiche hierzu auch unsere Erläuterungen in Note 5). Die effizienten Teile sind erfolgsneutral im Eigenkapital zu zeigen. Die ineffizienten Teile eines Sicherungsderivats werden im Erfolg berücksichtigt und bei den übrigen sichernden Finanzinstrumenten in Abhängigkeit von ihrer Klassifizierung erfasst. Das Grundgeschäft wird je nach Kategorie zu fortgeführten Anschaffungskosten oder – im Falle von AfS-Vermögenswerten (AfS = Available for Sale) – zum beizulegenden Zeitwert bilanziert.

Aktivierung von selbsterstellten immateriellen Vermögenswerten

Gemäß IAS 38 sind sowohl entgeltlich erworbene als auch selbsterstellte immaterielle Vermögenswerte unter bestimmten Voraussetzungen anzusetzen. Dagegen ist nach § 246 Abs. 1 in Verbindung mit § 248 Abs. 2 HGB der Ansatz von selbsterstellten immateriellen Vermögenswerten des Anlagevermögens nicht zulässig.

Verrechnungsverbot von aktiven Unterschiedsbeträgen aus der Kapitalkonsolidierung mit den Gewinnrücklagen

Eine Verrechnung des Unterschiedsbetrags zwischen dem höheren Buchwert und dem niedrigeren anteiligen Eigenkapital des einbezogenen Unternehmens (Geschäfts- oder Firmenwert) mit den Gewinnrücklagen gemäß § 309 Abs. 1 Satz 3 HGB ist nach IAS 22.41 ff. nicht möglich. Die Geschäfts- oder Firmenwerte werden als immaterielle Vermögenswerte aktiviert und, soweit sie Unternehmenszusammenschlüsse vor dem 31. März 2004 betreffen, bis zur Erstanwendung des ab 2005 verpflichtend anzuwendenden IFRS 3 grundsätzlich über ihre voraussichtliche Nutzungsdauer planmäßig abgeschrieben.

Verbot von Abschreibungen, die nicht dem tatsächlichen Werteverzehr entsprechen

Die Abschreibungen nach deutschem Handelsrecht sind auf Grund des Maßgeblichkeitsprinzips gemäß § 5 Abs. 1 EStG zum Teil durch steuerliche Vorschriften geprägt, die den tatsächlichen wirtschaftlichen Werteverzehr nicht abbilden. Nach steuerrechtlichen Vorschriften zulässige Sonderabschreibungen und Wertansätze sind im IFRS-Abschluss in keinem Fall enthalten, da Abschreibungsbeträge nach IFRS unabhängig von steuerlichen Überlegungen zu bemessen sind.

Rückstellungen

Grundsätzlich sind laut IFRS nur Rückstellungen für Außenverpflichtungen zulässig. Ausnahmen bilden Restrukturierungsrückstellungen, die unter bestimmten Voraussetzungen zu passivieren sind. Nach § 249 HGB existieren dagegen weitergehende Gebote und Wahlrechte zum Ansatz von Aufwandsrückstellungen.

Abgegrenzte Verbindlichkeiten

Anders als im HGB wird in IAS 37 zwischen Rückstellungen und abgegrenzten Verbindlichkeiten unterschieden. Bei abgegrenzten Verbindlichkeiten ist die Unsicherheit hinsichtlich Zeitpunkt oder Höhe der künftig erforderlichen Ausgaben im Allgemeinen deutlich geringer als bei Rückstellungen.

Berücksichtigung von zukünftigen Entwicklungen und von Planvermögen bei der Berechnung von Pensionsrückstellungen

Im Gegensatz zur eher statischen Berechnungsmethode nach deutschem Recht (steuerliches Teilwertverfahren gemäß § 6a EStG) sind die Determinanten der Pensionsverpflichtungen nach IAS 19 permanent den ökonomischen und demografischen Entwicklungen anzupassen. Dies führt zum Beispiel zur Berücksichtigung zukünftiger Gehaltssteigerungen und Karrieretrends sowie eines aktuellen Kapitalmarktzinssatzes für die Diskontierung der Verpflichtungen.

Im Gegensatz zum HGB sind die Pensionsrückstellungen in der Bilanz gemäß IAS 19.54 mit den beizulegenden Zeitwerten von Planvermögen, das für die Abgeltung der Verpflichtungen designiert ist, zu saldieren. Die erwarteten Erträge aus dem Planvermögen reduzieren, anders als nach HGB, den Pensionsaufwand in der IFRS-Gewinn- und Verlustrechnung.

Berücksichtigung latenter Steueransprüche und Steuerverpflichtungen

Gemäß § 274 bzw. § 306 HGB werden lediglich für Unterschiede zwischen dem handelsrechtlichen Ergebnis und dem steuerlichen Gewinn, die sich in den folgenden Geschäftsjahren voraussichtlich ausgleichen, latente Steuern gebildet (Timing-Konzept).

IAS 12 schreibt dagegen vor, grundsätzlich für alle Differenzen zwischen den Wertansätzen in der IFRS-Bilanz und den Steuerwerten (temporäre Differenzen) – unabhängig von ihrer Entstehung und ihrem Ausgleich – latente Steuern anzusetzen (Temporary-Konzept). Die Pflicht zum Ansatz von latenten Steueransprüchen gilt nach IAS 12 auch für die Aktivierung von hinreichend wahrscheinlichen Vorteilen aus steuerlichen Verlustvorträgen.

BILANZIERUNGS- UND BEWERTUNGSMETHODEN

1

Konzerneinheitliche Bilanzierung

Die Einzelabschlüsse der einbezogenen in- und ausländischen Unternehmen gehen unter Anwendung einheitlicher Bilanzierungs- und Bewertungsgrundsätze in den Konzernabschluss der HVB AG ein.

2

Stetigkeit

Die Ansatz-, Bewertungs- und Ausweismethoden wenden wir dem Rahmenkonzept der IFRS sowie den IAS 1, IAS 8 und SIC 18 folgend stetig an. Sollten Ansatz- und Bewertungsfehler aus früheren Perioden zu korrigieren sein, verrechnen wir die Auswirkungen grundsätzlich mit den Gewinnrücklagen. Sofern es geboten ist, die Ansatz- und Bewertungsmethoden zu ändern, erfassen wir die daraus resultierenden Auswirkungen grundsätzlich in der Erfolgsrechnung. Im Jahr 2004 wurden die Ansatz- und Bewertungsmethoden im Vergleich zum Vorjahr nicht geändert. Zur Erzielung eines übersichtlicheren Ausweises in der Bilanz zeigen wir die Ertragsteueransprüche und -verpflichtungen nicht mehr unter den Sonstigen Aktiva und den Rückstellungen, sondern als separate Positionen.

3

Konsolidierungskreis

Unser Konsolidierungskreis schließt 399 (2003: 402) Unternehmen ein. Darin enthalten sind auch Zweckgesellschaften (Special Purpose Entities), die gemäß SIC 12 konsolidierungspflichtig sind.

Den Kreis der vollkonsolidierten Unternehmen haben wir nach Wesentlichkeitskriterien festgelegt. Alle vollkonsolidierten Gesellschaften haben ihren Jahresabschluss zum 31. Dezember 2004 aufgestellt. Quotal konsolidierte Unternehmen sind im Konsolidierungskreis nicht enthalten. 29 (2003: 26) Unternehmen werden nach der at-Equity-Methode bewertet.

Aus dem Konsolidierungskreis ausgeschieden sind folgende Unternehmen:
- Bankhaus BethmannMaffei OHG, München,
- Górnoslaski Bank Gospodarczy – Spólka Akcyjna, Katowice,
- HVB Alternative Investment AG, Wien,
- BACA American Corporation Inc., Greenwich.

Mit Wirkung zum 1. Januar 2004 wurde der 100%ige Anteil an der Bankhaus BethmannMaffei OHG, München, zu einem Verkaufspreis in Höhe von 103 Mio € veräußert. Durch die Veräußerung entstand ein Verkaufsgewinn in Höhe von 56 Mio €. Die Gesellschaft hat im Geschäftsjahr 2003 zum Ergebnis des Konzerns vor Steuern mit 1 Mio € beigetragen.

Mit Wirkung zum 30. April 2004 veräußerte die Bank BPH Spólka Akcyjna, Krakau, im Januar 2004 ihren 71,2%igen Anteil an der Górnoslaski Bank Gospodarczy – Spólka Akcyjna, Katowice, zu einem Verkaufspreis in Höhe von 255 Mio PLN. Durch die Veräußerung entstand in der HVB Group ein Verkaufsgewinn in Höhe von 12 Mio €. Die Gesellschaft hat in den ersten vier Monaten zum Ergebnis des Konzerns vor Steuern mit 6 Mio € (im Vorjahr insgesamt 12 Mio €) beigetragen.

Per 31. Dezember 2004 haben wir den Geschäftsbetrieb der HVB Alternative Investment AG, Wien, in die Ramius HVB Partners LLC, Delaware, eingebracht. Aus dieser Transaktion ergab sich keine Auswirkung auf das Ergebnis des Konzerns. Die Gesellschaft bewerten wir at-Equity. Nach der Einbringung haben wir die HVB Alternative Investment AG, Wien, wegen Unterschreiten unserer Wesentlichkeitsgrenzen entkonsolidiert. Das Ergebnis vor Steuern aus der Vollkonsolidierung der HVB Alternative Investment AG bis zur Einbringung betrug – 1 Mio €.

Wegen Auflösung wurde die BACA American Corporation Inc., Greenwich, entkonsolidiert. Es ergab sich keine Auswirkung auf das Ergebnis des Konzerns.

Im Abschluss 2004 haben wir unter anderem folgende Unternehmen erstmals vollkonsolidiert:
- HVB Central profit banka d.d., Sarajevo,
- Westfalenbank Aktiengesellschaft, Bochum,
- BA-CA Administration Services GmbH, Wien,
- Dataline Zahlungsverkehrsabwicklungs GmbH, Wien,
- HVB Jelzálogbank Rt., Budapest.

In den Konsolidierungskreis aufgenommen wurden am 1. Januar 2004 die HVB-Banka Bosna i Hercegovina d.d., Sarajevo und die Central profit banka, d.d., Sarajevo, an der die Bank Austria Creditanstalt am Jahresende 2003 einen Anteil von 81,8% zu einem Kaufpreis in Höhe von 20 Mio € erworben hat. Im zweiten Halbjahr 2004 wurde die Fusion der beiden Banken aus Bosnien und Herzegowina abgeschlossen, welche nun als HVB Central profit banka d.d. firmiert. Im Rahmen der Erstkonsolidierung hat sich aus der Neubewertung der Vermögenswerte und Verbindlichkeiten der Gesellschaft kein wesentlicher Effekt ergeben. Es entstand ein Geschäfts- oder Firmenwert in Höhe von 10 Mio €, der in 2004 noch planmäßig unter Zugrundlegung einer 15-jährigen Nutzungsdauer abgeschrieben wurde. Die Gesellschaft hat in 2004 zum Ergebnis vor Steuern des Konzerns 4 Mio € beigetragen.

Per 30. September 2004 haben wir einen 100%igen Anteil an der Westfalenbank Aktiengesellschaft, Bochum, zum Kaufpreis in Höhe von 115 Mio € erworben. Im Rahmen der Erstkonsolidierung hat sich aus der Neubewertung der Vermögenswerte und Verbindlichkeiten der Gesellschaft kein wesentlicher Effekt ergeben. Der Geschäfts- oder Firmenwert in Höhe von 1 Mio € wurde in 2004 vollständig außerplanmäßig abgeschrieben. Die Gesellschaft hat im vierten Quartal 2004 zum Ergebnis vor Steuern des Konzerns – 1 Mio € beigetragen.

Am 1. November 2004 haben die BA-CA Administration Services GmbH, Wien, und die Dataline Zahlungsverkehrsabwicklungs GmbH, Wien, ihren Betrieb aufgenommen. Die Vollkonsolidierung hatte keine Auswirkung auf das Ergebnis des Konzerns. Durch die Gründung dieser beiden 100%igen Tochtergesellschaften der Bank Austria Creditanstalt AG soll das Geschäft in den Filialen entlastet werden und in spezialisierten Einheiten zusammengefasst werden.

Wegen der dynamischen Geschäftsentwicklung wurde per 1. Januar 2004 der 99,9%ige Anteil der HVB Bank Hungary Rt., Budapest, an der HVB Jelzálogbank Rt., Budapest, erstmals vollkonsolidiert. Die Gesellschaft hat in 2004 zum Ergebnis vor Steuern des Konzerns 7 Mio € beigetragen.

In 2004 hat die HVB AG die ausstehenden 23,5% Anteile in Fremdbesitz an der Vereins- und Westbank AG erworben. Dabei entstand ein Geschäfts- oder Firmenwert in Höhe von 107 Mio €. Im Anschluss wurde die Vereins- und Westbank AG mit Verschmelzungsstichtag 1. Juli 2004 auf die HVB AG verschmolzen. Die Verschmelzung wurde am 14. Januar 2005 ins Handelsregister München eingetragen und rechtswirksam. Die Verschmelzung hatte keine Auswirkung auf die Gewinn- und Verlustrechnung des Konzerns.

Als größter Teilkonzern geht die BA-CA AG, Wien, mit 344 (2003: 344) vollkonsolidierten Gesellschaften in den Konzernabschluss ein.

Von den insgesamt 93 (2003: 81) assoziierten Unternehmen und Gemeinschaftsunternehmen haben wir 29 (2003: 26) Gesellschaften nach der at-Equity-Methode bilanziert. Die verbleibenden assoziierten Unternehmen und Gemeinschaftsunternehmen sind für die Vermögens-, Finanz- und Ertragslage unseres Konzerns von untergeordneter Bedeutung und werden unter den AfS-Finanzanlagen ausgewiesen. Das Ergebnis aus der at-Equity-Bewertung in Höhe von 94 Mio € weisen wir im Zinsüberschuss aus.

Im Kreis der at-Equity bewerteten Unternehmen ergab sich neben der oben beschriebenen erstmaligen at-Equity-Bewertung der Ramius HVB Partners LLC, Delaware, folgende Änderung:

Ab 1. Oktober 2004 wird die A&B Banken-Holding GmbH, Wien, nicht mehr at-Equity bewertet. Die Anteile der Bank Austria Creditanstalt an der Oberbank AG, Linz, Bank für Kärnten und Steiermark AG, Klagenfurt, und Bank für Tirol und Vorarlberg AG, Innsbruck, wurden in die CABO Beteiligungsgesellschaft m.b.H., Wien, übertragen und werden at-Equity bewertet. Die CABO Beteiligungsgesellschaft m.b.H. ist eine 100%ige Tochter der CABET-Holding-Aktiengesellschaft, Wien.

Die Immobilienprojektgesellschaften sind wie in den Vorjahren nicht im Konsolidierungskreis enthalten. Die Geschäftstätigkeit dieser Gesellschaften ist darauf ausgerichtet, ihren Immobilienbestand bestmöglich zu verwerten. Ihre Ergebnisse sind im Jahresabschluss der HVB AG enthalten.

Insgesamt haben wir 766 verbundene, assoziierte und Gemeinschaftsunternehmen wegen untergeordneter Bedeutung für den Konzern oder des Verbots der Konsolidierung weder vollkonsolidiert noch at-Equity bewertet.

Die bilanziellen Auswirkungen der vertraglichen Beziehungen der Konzerngesellschaften zu diesen nicht einbezogenen Unternehmen sind im Konzernabschluss enthalten. Die zusammengefassten Jahresergebnisse der wegen untergeordneter Bedeutung nicht konsolidierten verbundenen Unternehmen betragen ca. 1,8% an der absoluten Höhe des Jahresergebnisses, ihr Anteil an der Konzernbilanzsumme liegt bei ca. 2,2%. Unsere Anteile an diesen Unternehmen sind als AfS-Finanzanlagen bilanziert.

	2004	2003
Verbundene Unternehmen insgesamt	**1 101**	**1 166**
Konsolidierte Unternehmen	399	402
Nicht konsolidierte Unternehmen	702	764
Gemeinschaftsunternehmen	**14**	**16**
darunter:		
at-Equity bewertete Unternehmen	—	1
Assoziierte Unternehmen	**79**	**65**
darunter:		
at-Equity bewertete Unternehmen	29	25

In unserer Anteilsbesitzliste sind die verbundenen, Gemeinschafts- und assoziierten Unternehmen danach gegliedert, ob sie in den Konzernabschluss einbezogen sind oder nicht. Ferner enthält sie den sonstigen Anteilsbesitz. Sie ist als Bestandteil dieses Abschlusses beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse abgerufen werden.

www.hvbgroup.com/anteilsbesitzliste

4

Konsolidierungsgrundsätze

Bei der Kapitalkonsolidierung verrechnen wir die Anschaffungskosten eines verbundenen Unternehmens mit dem Konzernanteil am vollständig neu berechneten Eigenkapital zum Zeitpunkt des Erwerbs. Dieses Eigenkapital ist der Unterschied zwischen den Vermögenswerten und Schulden des erworbenen Unternehmens, bewertet mit ihren beizulegenden Zeitwerten zum Erstkonsolidierungszeitpunkt. Den Unterschiedsbetrag zwischen den höheren Anschaffungskosten und dem anteiligen neu berechneten Eigenkapital weisen wir als Geschäfts- oder Firmenwert in der Bilanz unter den immateriellen Vermögenswerten aus und schreiben ihn für Unternehmenszusammenschlüsse mit Datum des Vertragsabschlusses vor dem 31. März 2004 bis zur Erstanwendung des neuen IFRS 3 in 2005 über die angenommene Nutzungsdauer ab. Für die nach der Equity-Methode einbezogenen assoziierten und Gemeinschaftsunternehmen wenden wir die gleichen Konsolidierungsgrundsätze an.

Geschäftsbeziehungen innerhalb des Konsolidierungskreises werden aufgerechnet. Zwischenergebnisse aus konzerninternen Geschäften werden eliminiert.

5

Finanzinstrumente

Ein Finanzinstrument ist ein Vertrag, der gleichzeitig bei einem Unternehmen zur Entstehung eines finanziellen Vermögenswerts und bei dem anderen zur Entstehung einer finanziellen Verbindlichkeit oder eines Eigenkapitalinstruments führt. Gemäß IAS 39 sind alle Finanzinstrumente in der Bilanz zu erfassen, in vorgegebene Bestandskategorien einzuteilen und in Abhängigkeit von dieser Einteilung zu bewerten:

- Handelsinstrumente werden erfolgswirksam zum beizulegenden Zeitwert bewertet und in den Positionen Handelsaktiva und Handelspassiva ausgewiesen.

- Vom Unternehmen ausgereichte Kredite und Forderungen (Loans and receivables originated by the enterprise) umfassen finanzielle Vermögenswerte, die durch direkte Bereitstellung von Bargeld, Waren oder Dienstleistungen an den Schuldner entstehen und die nicht Handelszwecken dienen. Vom Unternehmen ausgereichte Kredite und Forderungen werden zu fortgeführten Anschaffungskosten bewertet und in den Positionen Forderungen an Kreditinstitute und Forderungen an Kunden aktiviert.

- Bis zur Endfälligkeit zu haltende Finanzinvestitionen (Held to Maturity = HtM) sind finanzielle Vermögenswerte mit festen oder bestimmbaren Zahlungen und fester Laufzeit, bei denen die Absicht und die Fähigkeit zum Halten bis zur Endfälligkeit besteht. HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet, Agio- und Disagiobeträge sind dabei anteilig berücksichtigt. Abschreibungen werden bei bonitätsmäßiger Wertminderung vorgenommen. Fallen die Gründe hierfür weg, schreiben wir bis maximal zur Höhe der fortgeführten Anschaffungskosten erfolgswirksam zu. HtM-Finanzinstrumente sind in der Position Finanzanlagen enthalten.

- Alle übrigen finanziellen Vermögenswerte fallen unter die zur Veräußerung verfügbaren Wertpapiere und Forderungen (Available for Sale = AfS). Diese werden zum beizulegenden Zeitwert bewertet. Die Wertänderungen, die sich aus der Bewertung ergeben, werden solange erfolgsneutral in einer gesonderten Position des Eigenkapitals ausgewiesen (AfS-Rücklage), bis der Vermögenswert veräußert wird oder eine Wertminderung im Sinne des IAS 39.109 zu verzeichnen ist. Die Wertminderung wird erfolgswirksam rückgängig gemacht, wenn der beizulegende Zeitwert des AfS-Finanzinstruments objektiv ansteigt. AfS-Bestände gliedern wir nicht in Kategorien um, die zu fortgeführten Anschaffungskosten bewertet werden. AfS-Finanzinstrumente sind überwiegend Bestandteil der Position Finanzanlagen und in geringem Umfang Bestandteil der Positionen Forderungen an Kreditinstitute und Forderungen an Kunden.

Kauf und Verkauf von Finanzinstrumenten werden grundsätzlich zum Handelstag bilanziert. Agien und Disagien werden direkt mit den Finanzinstrumenten verrechnet. Für die Finanzinstrumente können wir den beizulegenden Zeitwert grundsätzlich verlässlich ermitteln. Nicht börsennotierte Finanzanlagen, für die wir keine beizulegenden Zeitwerte ermitteln können, bewerten wir mit fortgeführten Anschaffungskosten.

Eingebettete derivative Finanzinstrumente außerhalb des Handelsbestandes werden vom Basiskontrakt getrennt und als eigenständiges derivatives Finanzinstrument erfasst. Der Basiskontrakt wird anschließend in Abhängigkeit von der getroffenen Kategorisierung bilanziert. Die Wertänderung aus den abgetrennten und zum Fair Value bewerteten Derivaten wird erfolgswirksam erfasst.

Absicherungswirkungen zwischen Finanzinstrumenten bilden wir nach den beiden in IAS 39 vorgesehenen Formen – dem Fair-Value-Hedge und dem Cashflow-Hedge – ab.

Beim Fair-Value-Hedge wird ein bestehender Vermögenswert oder eine bestehende Verpflichtung (oder Teile davon) gegen Änderungen des beizulegenden Zeitwertes abgesichert, die aus einem bestimmten Risiko resultieren und erfolgswirksam sein werden. Wir wenden das Fair-Value-Hedge-Accounting für Derivate an, die zur Absicherung des beizulegenden Zeitwertes bilanzierter Vermögenswerte und Verbindlichkeiten eingesetzt werden. Beim Fair-Value-Hedge-Accounting wird das Sicherungsinstrument zum beizulegenden Zeitwert bewertet. Wertänderungen sind erfolgswirksam zu behandeln. Die Buchwerte der Grundgeschäfte werden erfolgswirksam um die Bewertungsergebnisse angepasst, die sich auf das abgesicherte Risiko zurückführen lassen.

Beim Cashflow-Hedge wird das Risiko volatiler Cashflows abgesichert, die aus einem bilanzierten Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehenen Transaktion resultieren und erfolgswirksam sein werden. Wir wenden das Cashflow-Hedge-Accounting für Derivate zur Absicherung künftiger Zinszahlungsströme an. Nach dem Cashflow-Hedge-Accounting bilanzieren wir Derivate, die im Rahmen des Asset-Liability Managements der Absicherung des Zinsänderungsrisikos dienen. Zukünftige variable Zinszahlungen für zinsvariable Forderungen und Verbindlichkeiten werden dabei vorwiegend mittels Zinsswap in feste Zahlungen getauscht. Sicherungsinstrumente werden zum beizulegenden Zeitwert bewertet. Das Bewertungsergebnis ist in einen effizienten und einen ineffizienten Teil zu trennen. Eine Sicherungsbeziehung gilt als effizient, wenn zu Beginn und über die gesamte Laufzeit der Geschäfte Änderungen des Cashflows der Grundgeschäfte nahezu vollständig durch eine Änderung des Cashflows der Sicherungsgeschäfte kompensiert werden. Zum Nachweis der Effizienz stellen wir die zukünftigen variablen Zins-Cashflows aus zu sichernden variablen Forderungen und Verbindlichkeiten zu jedem Quartalsende bzw. zum Bilanzstichtag den variablen Zinszahlungen aus den Zinsderivaten in detaillierten Laufzeitbändern gegenüber. Der effiziente Teil des Sicherungsinstruments ist erfolgsneutral in einer gesonderten Position des Eigenkapitals (Hedge-Rücklage) zu zeigen. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen. Die Hedge-Rücklage wird in den Perioden erfolgswirksam aufgelöst, in denen die Cashflows der gesicherten Grundgeschäfte das Periodenergebnis beeinflussen. Der ineffiziente Teil der Sicherungsderivate ist erfolgswirksam zu erfassen.

Bei der Berechnung von Rentabilitätskennzahlen bleiben die IAS 39 spezifischen Eigenkapitalpositionen AfS-Rücklage und Hedge-Rücklage unberücksichtigt.

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Handelsaktiva

In den Handelsaktiva sind Wertpapiere des Handelsbestandes sowie positive Marktwerte von Handelsderivaten und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Wertpapiere sind, enthalten.

Innerhalb der Handelsaktiva werden Schuldscheindarlehen und Namensschuldverschreibungen sowie Schuldtitel öffentlicher Stellen, soweit sie Handelszwecken dienen, unter den sonstigen Handelsbeständen ausgewiesen.

Handelsaktiva werden mit den beizulegenden Zeitwerten bewertet. Bei nicht börsengehandelten derivativen Finanzgeschäften liegen der Ermittlung des Bilanzwertes interne Preismodelle auf Basis von Barwertkalkülen bzw. Optionspreismodellen zugrunde. Bewertungs- und Realisierungsgewinne und -verluste aus Handelsaktiva werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

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Forderungen

Unsere Forderungen an Kreditinstitute und an Kunden sind mit den fortgeführten Anschaffungskosten angesetzt, sofern es sich nicht um AfS-Forderungen oder Grundgeschäfte eines anerkannten Fair-Value-Hedge handelt. Forderungen werden zinslos gestellt, wenn – ungeachtet der rechtlichen Position – nicht mehr mit einem Zufluss der Zinsforderungen gerechnet werden kann.

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Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft (Risikovorsorge)

Die Bemessung der Risikovorsorge wird insbesondere durch Erwartungen hinsichtlich zukünftiger Kreditausfälle, der Struktur und Qualität der Kreditportfolios sowie gesamtwirtschaftlicher Einflussfaktoren bestimmt.

Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet und aufgelöst, soweit das Kreditrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und ausgebucht wurde.

Für Ausleihungen an Kreditnehmer in Länder mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über einem Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die entsprechenden Wertberichtigungssätze werden der jeweiligen aktuellen Risikosituation angepasst.

Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung, die wir auf der Grundlage historischer Ausfallquoten unter Berücksichtigung des wirtschaftlichen Umfeldes und aktueller Ereignisse bemessen. Kreditausfälle, für die bisher keine bzw. keine ausreichenden Einzelwertberichtigungen gebildet wurden, behandeln wir als Verbrauch der Pauschalwertberichtigungen.

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Finanzanlagen

Finanzanlagen umfassen HtM-Finanzinstrumente und AfS-Finanzinstrumente, als Finanzinvestition gehaltene Grundstücke und Gebäude sowie at-Equity bewertete Unternehmen.

AfS-Finanzanlagen, die effizient gegen Marktpreisrisiken abgesichert sind, werden im Rahmen der Fair-Value-Hedge-Bilanzierung abgebildet.

Grundstücke und Gebäude, die wir als Finanzinvestition zur Erzielung von Mieterträgen und/oder Wertsteigerungen langfristig halten, werden gemäß IAS 40 zu fortgeführten Anschaffungskosten bewertet. Als Finanzinvestition gehaltene Gebäude werden planmäßig linear über die wirtschaftliche Nutzungsdauer von 25–50 Jahren abgeschrieben. Die Mieterträge aus diesen Finanzinvestitionen weisen wir wie die Refinanzierungsaufwendungen im Zinsüberschuss aus. Alle übrigen Aufwendungen und Erträge aus den nicht eigengenutzten Grundstücken und Gebäuden sind im Finanzanlageergebnis enthalten.

Anteile an Gemeinschafts- und assoziierten Unternehmen werden nach der Equity-Methode bewertet, soweit sie nicht von untergeordneter Bedeutung sind. Anteile an nicht konsolidierten oder nicht at-Equity bewerteten börsennotierten Unternehmen werden grundsätzlich zum beizulegenden Zeitwert angesetzt.

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Sachanlagen

Unsere Sachanlagen bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögenswerte handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Bei Einbauten in gemieteten Gebäuden legen wir die Vertragsdauer unter Berücksichtigung von Verlängerungsoptionen zugrunde, wenn sie kürzer ist als die betriebsgewöhnliche Nutzungsdauer.

Sachanlagen	Wirtschaftliche Nutzungsdauer
Gebäude	25–50 Jahre
Einbauten in fremden Anwesen	10–25 Jahre
EDV-Anlagen (im weiteren Sinne)	3– 5 Jahre
Sonstige Betriebs- und Geschäftsausstattung	3–25 Jahre

Sofern bei Vermögenswerten des Sachanlagevermögens darüber hinaus eine Wertminderung eingetreten ist, nehmen wir eine außerplanmäßige Abschreibung vor. Bei Wegfall der Gründe für die außerplanmäßige Abschreibung werden Zuschreibungen bis maximal zur Höhe der fortgeführten Anschaffungs- oder Herstellungskosten vorgenommen.

Für Vermögenswerte des Sachanlagevermögens werden nachträglich angefallene Anschaffungs- oder Herstellungskosten aktiviert, sofern dem Unternehmen ein zusätzlicher wirtschaftlicher Nutzen entsteht. Maßnahmen, die zur Erhaltung von Sachanlagen dienen, werden in dem Geschäftsjahr, in dem sie entstanden sind, als Aufwand erfasst.



Leasinggeschäft

Gemäß IAS 17 sind Leasingverträge in Finanzierungs-Leasing und Operating-Leasingverhältnisse zu klassifizieren. Im Gegensatz zum Operating-Leasing ist ein Finanzierungs-Leasing ein Leasingverhältnis, bei dem im Wesentlichen alle mit dem Eigentum verbundenen Risiken und Chancen eines Vermögenswertes übertragen werden. Dabei ist es unerheblich, ob letztendlich das zivilrechtliche Eigentum übertragen wird.

Die HVB Group als Leasinggeber

Im Rahmen eines Finanzierungs-Leasingvertrages hat der Leasinggeber in seiner Bilanz nicht mehr den verleasten Vermögenswert, sondern eine Forderung mit dem Nettoinvestitionswert anzusetzen. Zinserträge werden auf der Basis einer gleichbleibenden, periodischen Rendite, deren Berechnung der noch ausstehende Nettoinvestitionswert zugrunde gelegt ist, vereinnahmt. Der Begriff Nettoinvestitionswert wird ausführlich in Note 48 definiert. Die HVB Group verleast als Finanzierungs-Leasinggeber sowohl Mobilien als auch Immobilien.

Im Gegensatz dazu werden bei Operating-Leasingverträgen, die dem Leasinggeber zuzurechnen sind, die Leasinggegenstände unter den Sachanlagen ausgewiesen und nach den dort beschriebenen Grundsätzen bewertet. Die Leasingerlöse werden linear über die Vertragslaufzeit erfasst. Die HVB Group verleast als Operating-Leasinggeber sowohl Mobilien als auch Immobilien. Verträge der HVB Group als Operating-Leasinggeber haben eine vergleichsweise geringe Bedeutung.

Die HVB Group als Leasingnehmer

Beim Finanzierungs-Leasing wird der Vermögenswert unter Sachanlagen und die Verpflichtung unter den Verbindlichkeiten ausgewiesen. Der Ansatz des Leasinggegenstandes erfolgt jeweils in der Höhe des beizulegenden Zeitwertes des Leasinggegenstandes bei Beginn des Leasingverhältnisses oder, sofern dieser niedriger ist, mit dem Barwert der Mindestleasingzahlungen. Zur Berechnung des Barwertes der Mindestleasingzahlungen wird der dem Leasingverhältnis zugrunde liegende interne Zinsfuß herangezogen.

Die Leasingraten werden in einen Zins- und einen Tilgungsanteil der Restschuld aufgeteilt. Der Tilgungsanteil mindert die Restschuld, der Zinsanteil wird als Zinsaufwand behandelt. Leasingraten aus Operating-Leasing werden als Mietaufwand behandelt und im Verwaltungsaufwand ausgewiesen. Verträge der HVB Group als Leasingnehmer haben eine vergleichsweise geringe Bedeutung.

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Immaterielle Vermögenswerte

Unter den immateriellen Vermögenswerten sind im Wesentlichen Geschäfts- oder Firmenwerte sowie Software ausgewiesen. Geschäfts- oder Firmenwerte aus Unternehmenszusammenschlüssen mit Datum vor dem 31. März 2004 werden bis zur ab 1. Januar 2005 verpflichtenden Anwendung des neuen IFRS 3 grundsätzlich über die angenommene Nutzungsdauer von 15 bis 20 Jahren abgeschrieben. Anhaltspunkte bei der Bestimmung der Nutzungsdauer sind insbesondere die strategische Ausrichtung sowie die erwarteten nachhaltigen Gewinne der Tochtergesellschaft. Die Werthaltigkeit der Geschäfts- oder Firmenwerte wird gemäß IAS 36 regelmäßig überprüft; sofern erforderlich, werden außerplanmäßige Abschreibungen vorgenommen. Unternehmenszusammenschlüsse mit Datum am oder nach dem 31. März 2004 werden bereits im vorliegenden Abschluss nicht mehr planmäßig abgeschrieben. Software bewerten wir zu fortgeführten Anschaffungskosten, die wir über eine erwartete Nutzungsdauer von 3 bis 5 Jahren abschreiben.

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Verbindlichkeiten

Verbindlichkeiten, die nicht Grundgeschäfte eines effizienten Fair-Value-Hedges sind, passivieren wir unter Berücksichtigung anteiliger Agio- und Disagiobeträge zu fortgeführten Einstandswerten. Unverzinsliche Verbindlichkeiten, zum Beispiel Zero-Bonds und andere abgezinste Papiere setzen wir mit ihrem Barwert an.

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Handelspassiva

In den Handelspassiva sind Handelsderivate und Derivate zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Bestände sind, enthalten. Daneben weisen wir hier vom Handel emittierte Optionsscheine und Zertifikate aus.

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Rückstellungen

Bei der Ermittlung der Rückstellungen für ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften verwenden wir die bestmögliche Schätzung nach IAS 37.36 ff. Langfristige Rückstellungen werden grundsätzlich abgezinst.

Rückstellungen für Pensionen und ähnliche Verpflichtungen werden auf der Basis von versicherungsmathematischen Gutachten gemäß IAS 19 gebildet. Die Berechnung erfolgt nach der »Projected Unit Credit«-Methode (Anwartschaftsbarwertverfahren) und berücksichtigt neben dem Barwert der erdienten Pensionsansprüche auch den beizulegenden Zeitwert des Planvermögens sowie die noch ungetilgten versicherungstechnischen Gewinne und Verluste. Diese ergeben sich unter anderem aus Unregelmäßigkeiten im Risikoverlauf (zum Beispiel mehr oder weniger Invaliditäts- oder Todesfälle als nach den verwendeten Rechnungsgrundlagen erwartet) oder Änderungen der Berechnungsparameter.

Die versicherungstechnischen Gewinne und Verluste werden nach dem Korridorverfahren gemäß IAS 19.92 behandelt: Das heißt eine erfolgswirksame Buchung ist in den Folgejahren erst dann vorzunehmen, wenn die insgesamt zum Bilanzstichtag aufgelaufenen Gewinne oder Verluste den Korridor von 10% des Maximums aus dem Barwert der erdienten Pensionsansprüche und den Vermögenswerten der externen Versorgungseinrichtung überschreiten.

Der Rechnungszinssatz orientiert sich an dem langfristigen Zinssatz für erstklassige festverzinsliche Industrieanleihen am Bilanzstichtag. Die Höhe der bilanziellen Rückstellung ergibt sich im Wesentlichen aus der Rückstellung des Vorjahres zuzüglich des zum Beginn des Geschäftsjahres ermittelten Pensionsaufwandes, abzüglich der liquiditätswirksamen Zahlungen und abzüglich der Zuwendungen zum Planvermögen des aktuellen Geschäftsjahres. Das von der HVB AG in 2003 eingerichtete Planvermögen zur Finanzierung der Pensionsverpflichtungen ist ausführlich in Note 63 beschrieben.

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Sonstige Passiva

Unter den Sonstigen Passiva weisen wir unter anderem abgegrenzte Verbindlichkeiten nach IAS 37 aus. Hierunter fallen künftige Ausgaben, die zwar hinsichtlich der Höhe oder des Zeitpunkts unsicher sind, deren Unsicherheit jedoch geringer als bei Rückstellungen ist. Dabei handelt es sich um Verbindlichkeiten für erhaltene oder gelieferte Güter oder Dienstleistungen, die weder bezahlt wurden, noch vom Lieferanten in Rechnung gestellt oder formal vereinbart wurden. Hierzu gehören auch kurzfristige Verbindlichkeiten gegenüber Mitarbeitern, zum Beispiel Gleitzeitguthaben und Urlaubsansprüche. Die abgegrenzten Verbindlichkeiten haben wir in Höhe der voraussichtlichen Inanspruchnahme angesetzt.

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Währungsumrechnung

Die Währungsumrechnung erfolgt nach den Vorschriften des IAS 21. Danach werden nicht auf Euro lautende monetäre Vermögenswerte und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zu Anschaffungskosten bilanziert sind, werden mit ihrem Anschaffungskurs angesetzt.

Aufwendungen und Erträge, die sich aus der Währungsumrechnung bei den einzelnen Konzerngesellschaften ergeben, schlagen sich grundsätzlich in den entsprechenden Positionen der Gewinn- und Verlustrechnung nieder.

Im Konzernabschluss sind Bilanzpositionen unserer Tochterunternehmen, soweit sie nicht in Euro bilanzieren, mit marktgerechten Kursen am Bilanzstichtag umgerechnet. Für die Umrechnung der Aufwendungen und Erträge dieser Tochterunternehmen werden Durchschnittskurse verwendet.

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Ertragsteuern

Die Bilanzierung und Bewertung von Ertragsteuern erfolgt gemäß IAS 12. Latente Steuern werden bis auf wenige im Standard festgelegte Ausnahmen für alle temporären Differenzen zwischen den Wertansätzen nach IFRS und den Steuerwerten gebildet (bilanzorientiertes Vorgehen). Latente Steueransprüche auf Grund von ungenutzten steuerlichen Verlustvorträgen werden angesetzt, soweit IAS 12 dies zulässt.

Da die Konzeption auf der Darstellung zukünftiger Steueransprüche bzw. Steuerverpflichtungen beruht (Liability-Methode), erfolgt deren Berechnung mit den Steuersätzen, die zum Zeitpunkt des Ausgleichs der Differenzen erwartet werden.

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Auswirkung der Anwendung geänderter und neuer IFRS ab 2005

Ab dem Geschäftsjahr 2005 sind zahlreiche geänderte und neue IFRS-Regelungen erstmals verpflichtend anzuwenden. Im vorliegenden Abschluss 2004 wenden wir diese Regelungen noch nicht vorgezogen an. Ab 2005 werden sich voraussichtlich vor allem die folgenden IFRS-Änderungen und -Neuerungen auf unseren Abschluss auswirken:

- Die Anteile im Fremdbesitz sind als Bestandteil des Eigenkapitals getrennt vom Gesellschafterkapital zu zeigen.
- Das Wahlrecht zur Umrechnung von Unterschiedsbeträgen aus dem Erwerb eines Unternehmens in fremder Währung wird gestrichen. Zukünftig sind Geschäfts- oder Firmenwerte in der Währung des ausländischen Geschäftsbetriebs zu führen und jeweils zum Stichtagskurs umzurechnen.
- Der Geschäfts- oder Firmenwert ist nicht mehr planmäßig abzuschreiben, ist jedoch weiterhin mindestens jährlich auf Werthaltigkeit zu überprüfen und gegebenenfalls abzuschreiben.
- Grundsätzlich alle finanziellen Vermögenswerte können beim erstmaligen Ansatz »als erfolgswirksam zum beizulegenden Zeitwert zu bewertende finanzielle Vermögenswerte« (at fair value through profit or loss) designiert werden. Die HVB Group wird von dieser Ansatzmöglichkeit Gebrauch machen.
- Die objektiven Hinweise auf eine Abschreibung werden vor allem für AfS-Eigenkapitalinstrumente erweitert.
- Wertaufholungen auf AfS-Eigenkapitalinstrumente dürfen nicht ergebniswirksam erfasst werden, sondern sind stattdessen so lange in der AfS-Rücklage auszuweisen, bis der Vermögenswert veräußert wird.
- Eine Methode zur Berechnung von Wertminderungen auf Grund von inhärenten Risiken bei finanziellen Vermögenswerten, die zu fortgeführten Anschaffungskosten bilanziert werden, wird vorgegeben.

Mit Ausnahme der Regelungen zur Goodwillabschreibung werden die meisten geänderten oder neuen Regelungen retrospektiv anzuwenden sein. Daher werden wir in den Zwischenberichten 2005 und im Konzernabschluss 2005 die Vergleichszahlen des Vorjahres anpassen. Als wesentlichste Anpassungen ergeben sich voraussichtlich:

- Das Eigenkapital wird sich um die Anteile in Fremdbesitz erhöhen. Auf die Berechnung der Eigenkapitalrentabilität wird diese Änderung jedoch keine Auswirkung haben.
- Bedingt durch die strengeren objektiven Hinweise auf Abschreibung von AfS-Eigenkapitalinstrumenten werden wir Aktienbestände um insgesamt 182 Mio € auf die aktuellen Börsenkurse per 31. Dezember 2004 abschreiben.
- Erfolgswirksame Zuschreibungen auf AfS-Eigenkapitalinstrumente werden wir rückgängig machen, stattdessen in der AfS-Rücklage erfassen und im Zeitpunkt eines Verkaufs erfolgswirksam behandeln.
- Wegen der im IAS 39 nunmehr vorgegebenen Methode zur Berechnung von Wertminderungen auf Grund von inhärenten Risiken wird sich die Risikovorsorge per 31. Dezember 2003 rückwirkend um 113 Mio € erhöhen. In 2004 werden davon 19 Mio € rückwirkend aufgelöst.

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Erläuterungen zur Segmentberichterstattung nach Geschäftsfeldern (primäre Segmentierung)

Wir steuern die HVB Group über die operativen Geschäftsfelder, deshalb definieren wir diese als primäre Segmente. Ihre Strategien und Produkte stellen wir in den Kapiteln Geschäftsfeld Deutschland, Geschäftsfeld Österreich und CEE und Geschäftsfeld Corporates & Markets detailliert dar. Die Ergebnisse ihrer jeweiligen Ressorts besprechen wir ausführlich im Konzernlagebericht. Neben den Geschäftsfeldern weisen wir das primäre Segment Workout Immobilien aus.

Basis für unsere Segmentberichterstattung ist die interne Geschäftsfeldrechnung, die wir nach IFRS vornehmen. Die Geschäftsfelder treten wie selbstständige Unternehmen mit eigener Eigenkapitalausstattung und Ergebnisverantwortung auf. Die Geschäftsfelder sind nach der Betreuungszuständigkeit für unsere Kunden abgegrenzt. Die Aufspaltung des Zinsüberschusses erfolgt nach der Marktzinsmethode. Die Verwaltungsaufwendungen werden verursachungsgerecht auf die Segmente verteilt. Die Bereiche Group Services Business, Core IT und Group Corporate Center treten dabei wie externe Anbieter auf, die ihre Leistungen den Geschäftsfeldern zu einem marktüblichen Preis verrechnen.

Geschäfts- oder Firmenwerte rechnen wir den Geschäftsfeldern zu. Sofern sich die Geschäftstätigkeit eines Unternehmens auf mehrere Segmente erstreckt, werden die Geschäfts- oder Firmenwerte nach den erwarteten Ergebnisbeiträgen zum Erwerbszeitpunkt verteilt.

Wir statten die Geschäftsfelder und Ressorts mit 7% Kernkapital bezogen auf die Risikoaktiva und mit 50% Kernkapital auf die zu unterlegenden Marktrisiken nach den Regeln der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht (BIZ) aus. Eine Ausnahme bilden hier im Geschäftsfeld Österreich und CEE die Auslandseinheiten im Ressort CEE, welche mit 10% Kernkapital bezogen auf die Risikoaktiva ausgestattet werden. Auf das so ermittelte durchschnittlich gebundene Kernkapital berechnen wir den Anlagenutzen, den wir im Zinsüberschuss ausweisen. Wir wenden dabei den Zinssatz an, der nach unserer empirischen Erhebung die langfristige Durchschnittsrendite einer risikofreien Anlage am Kapitalmarkt darstellt. Grundlage für die Ermittlung der Eigenkapitalrentabilität ist das nach der Struktur des durchschnittlich gebundenen Kernkapitals verteilte durchschnittliche bilanzielle Eigenkapital. Hierauf beziehen wir bei der Eigenkapitalrentabilität nach Steuern den Jahresüberschuss/-fehlbetrag ohne Fremdanteile. Die Ertragsteuern ordnen wir den Geschäftsfeldern grundsätzlich verursachungsgerecht zu.

In der Spalte »Sonstige/Konsolidierung« sind neben segmentübergreifenden Konsolidierungsvorgängen die Ergebnisbeiträge abgebildet, die nicht in den Verantwortungsbereich der einzelnen Geschäftsfelder fallen. Dazu zählen die Positionen konsolidierter Serviceunternehmen sowie die Ergebnisse von nicht konsolidiertem Anteilsbesitz, soweit sie nicht den Geschäftsfeldern zugerechnet sind. Ebenso berücksichtigen wir hier das Ergebnis aus strategischen Beständen, die der Zuständigkeit des Vorstands unterliegen. Außerdem sind in diesem Segment Ergebnisbestandteile ausgewiesen, die aus den Dispositionsentscheidungen der Geschäftsleitung im Rahmen der Aktiv-Passiv-Steuerung resultieren.

Zum Jahresbeginn 2004 sind zentrale Steuerungsparameter (Ausstattung der Geschäftsfelder mit Kernkapital, Zinssätze zur Berechnung des Anlagenutzens) modifiziert worden. Darüber hinaus haben wir im dritten Quartal 2004 Adjustierungen im Rahmen der Marktzinsmethode mit Wirkung auf den segmentierten Zinsüberschuss vorgenommen.

Bei der Berichterstattung über die Ressortergebnisse haben sich im zweiten Quartal 2004 innerhalb der Geschäftsfelder Deutschland und Corporates & Markets Strukturverschiebungen ergeben. Im Geschäftsfeld Deutschland wird die Kundengruppe »Investoren unter 5 Mio €« dem Ressort Firmenkunden und freie Berufe (bisher kommerzielle Immobilienfinanzierung) zugeordnet; die Kundengruppe »durch Internet vermitteltes Baufinanzierungsgeschäft« zeigen wir im Ressort Privatkundengeschäft (bisher kommerzielle Immobilienfinanzierung). Im Geschäftsfeld Corporates & Markets wird seit dem zweiten Quartal 2004 die Kundengruppe »Financial Institutions« dem Ressort Markets (bisher Corporates) zugeordnet.

Bei allen beschriebenen Veränderungen haben wir die Vergleichszahlen 2003 und soweit erforderlich der ersten beiden Quartale 2004 jeweils entsprechend angepasst.

21

rfolgsrechnung nach Geschäftsfeldern

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
2004	2 712	2 178	853	-12	- 75	5 656
2003	2 936	1 940	1 334	-11	- 318	5 881
Kreditrisikovorsorge						
2004	1 361	413	-72	100	11	1 813
2003	1 455	461	330	58	9	2 313
Provisionsüberschuss						
2004	1 198	1 206	434	—	7	2 845
2003	1 236	1 109	451	—	-1	2 795
Handelsergebnis						
2004	2	76	613	—	27	718
2003	5	105	652	—	58	820
Verwaltungsaufwand						
2004	2 628	2 270	1 158	9	53	6 118
2003	2 943	2 285	1 086	13	44	6 371
Saldo sonstige betriebliche Erträge/Aufwendungen						
2004	95	- 34	13	-12	39	101
2003	524	37	6	- 3	56	620
Betriebsergebnis						
2004	18	743	827	-133	- 66	1 389
2003	303	445	1 027	- 85	- 258	1 432
Finanzanlageergebnis						
2004	- 31	- 33	- 49	—	215	102
2003	- 26	63	7	—	-1 850	- 1 806
Abschreibungen auf Geschäfts- oder Firmenwerte						
2004	33	84	40	—	8	165
2003	19	721	389	—	5	1 134
Zuführung zu Restrukturierungs-rückstellungen						
2004	—	—	—	—	250	250
2003	—	—	—	—	—	—
Zuführung zu Sonderwertberichtigungen						
2004	2 015	—	—	485	—	2 500
2003	—	—	—	—	—	—

Erfolgsrechnung nach Geschäftsfeldern (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Saldo übrige Erträge/Aufwendungen						
2004	-7	-4	-1	-210	-135	-357
2003	-9	-7	-1	-152	-469	-638
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
2004	-2068	622	737	-828	- 244	-1781
2003	249	-220	644	-237	-2582	-2146
darunter:						
Bank Austria Creditanstalt-Gruppe						
2004	—	622	103	—	-55	670
2003	—	-220	-155	—	16	-359

Erfolgsrechnung nach Ressorts Geschäftsfeld Deutschland

in Mio €	Privatkunden-geschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
2004	1865	1657	483	2	4007
2003	2624	1609	469	-1	4701
2003 (bereinigt)[1]	1799	1593	468	-1	3859
Kreditrisikovorsorge					
2004	285	560	516	—	1361
2003	338	714	403	—	1455
2003 (bereinigt)[1]	294	714	403	—	1411
Verwaltungsaufwand					
2004	1609	807	209	3	2628
2003	1894	802	248	-1	2943
2003 (bereinigt)[1]	1649	786	247	-1	2681
Betriebsergebnis					
2004	- 29	290	-242	-1	18
2003	392	93	-182	—	303
2003 (bereinigt)[1]	-144	93	-182	—	-233
Cost-Income-Ratio					
2004	86,3%	48,7%	43,3%	—	65,6%
2003	72,2%	49,8%	52,9%	—	62,6%
2003 (bereinigt)[1]	91,7%	49,3%	52,8%	—	69,5%

[1] Vorjahreszahlen bereinigt um die Veräußerungsgewinne norisbank und Bank von Ernst, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei sowie den Effekt aus dem Contractual Trust Arrangement (CTA).

Geschäftsfeld Österreich und CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge					
2004	1 244	1 015	1 167	—	3 426
2003	1 272	979	940	—	3 191
Kreditrisikovorsorge					
2004	124	203	86	—	413
2003	139	232	90	—	461
Verwaltungsaufwand					
2004	1 014	564	692	—	2 270
2003	1 019	576	690	—	2 285
Betriebsergebnis					
2004	106	248	389	—	743
2003	114	171	160	—	445
Cost-Income-Ratio					
2004	81,5%	55,6%	59,3%	—	66,3%
2003	80,1%	58,8%	73,4%	—	71,6%

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
2004	1 008	913	– 8	1 913
2003	1 493	960	–10	2 443
Kreditrisikovorsorge				
2004	—	–72	—	–72
2003	—	330	—	330
Verwaltungsaufwand				
2004	712	453	– 7	1 158
2003	685	411	–10	1 086
Betriebsergebnis				
2004	296	532	–1	827
2003	808	219	—	1 027
Cost-Income-Ratio				
2004	70,6%	49,6%	—	60,5%
2003	45,9%	42,8%	—	44,5%

Erfolgsrechnung nach Geschäftsfeldern Quartalsentwicklung 2004

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1. Quartal 2004	690	500	166	- 3	- 68	1 285
2. Quartal 2004	668	546	260	- 6	- 15	1 453
3. Quartal 2004	685	533	242	- 2	- 15	1 443
4. Quartal 2004	669	599	185	- 1	23	1 475
Kreditrisikovorsorge						
1. Quartal 2004	281	107	85	12	—	485
2. Quartal 2004	290	106	6	18	-1	419
3. Quartal 2004	345	106	- 42	50	—	459
4. Quartal 2004	445	94	-121	20	12	450
Provisionsüberschuss						
1. Quartal 2004	310	290	101	—	—	701
2. Quartal 2004	285	312	94	—	1	692
3. Quartal 2004	289	309	87	—	6	691
4. Quartal 2004	314	295	152	—	—	761
Handelsergebnis						
1. Quartal 2004	—	11	242	—	9	262
2. Quartal 2004	—	16	166	—	—	182
3. Quartal 2004	1	16	87	—	7	111
4. Quartal 2004	1	33	118	—	11	163
Verwaltungsaufwand						
1. Quartal 2004	689	555	295	2	1	1 542
2. Quartal 2004	688	561	302	2	18	1 571
3. Quartal 2004	680	562	316	2	3	1 563
4. Quartal 2004	571	592	245	3	31	1 442
Saldo sonstige betriebliche Erträge/Aufwendungen						
1. Quartal 2004	62	1	7	- 2	1	69
2. Quartal 2004	21	- 1	8	—	- 6	22
3. Quartal 2004	29	- 2	8	—	- 9	26
4. Quartal 2004	-17	- 32	-10	-10	53	-16
Betriebsergebnis						
1. Quartal 2004	92	140	136	- 19	- 59	290
2. Quartal 2004	- 4	206	220	- 26	- 37	359
3. Quartal 2004	- 21	188	150	- 54	- 14	249
4. Quartal 2004	- 49	209	321	- 34	44	491

rfolgsrechnung nach Geschäftsfeldern
Quartalsentwicklung 2004 (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Finanzanlageergebnis						
1. Quartal 2004	- 2	- 1	-11	—	33	19
2. Quartal 2004	- 5	-12	4	—	133	120
3. Quartal 2004	- 4	-11	- 20	—	19	- 16
4. Quartal 2004	- 20	- 9	- 22	—	30	- 21
Abschreibungen auf Geschäfts- oder Firmenwerte						
1. Quartal 2004	4	21	10	—	3	38
2. Quartal 2004	6	21	10	—	2	39
3. Quartal 2004	6	21	10	—	2	39
4. Quartal 2004	17	21	10	—	1	49
Zuführung zu Restrukturierungs-rückstellungen						
1. Quartal 2004	—	—	—	—	—	—
2. Quartal 2004	—	—	—	—	—	—
3. Quartal 2004	—	—	—	—	—	—
4. Quartal 2004	—	—	—	—	250	250
Zuführung zu Sonderwertberichtigungen						
1. Quartal 2004	—	—	—	—	—	—
2. Quartal 2004	—	—	—	—	—	—
3. Quartal 2004	—	—	—	—	—	—
4. Quartal 2004	2015	—	—	485	—	2500
Saldo übrige Erträge/Aufwendungen						
1. Quartal 2004	- 1	- 1	—	- 37	- 33	- 72
2. Quartal 2004	- 3	—	- 1	- 67	- 33	-104
3. Quartal 2004	- 2	- 1	—	- 52	- 31	- 86
4. Quartal 2004	- 1	- 2	—	- 54	- 38	- 95
Ergebnis der gewöhnlichen Geschäfts-tätigkeit/Ergebnis vor Steuern						
1. Quartal 2004	85	117	115	- 56	- 62	199
2. Quartal 2004	- 18	173	213	- 93	61	336
3. Quartal 2004	- 33	155	120	- 106	- 28	108
4. Quartal 2004	- 2102	177	289	- 573	- 215	- 2424
darunter:						
Bank Austria Creditanstalt-Gruppe						
1. Quartal 2004	—	117	19	—	21	157
2. Quartal 2004	—	173	20	—	- 26	167
3. Quartal 2004	—	155	38	—	- 18	175
4. Quartal 2004	—	177	26	—	- 32	171

22

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien[1]	Sonstige/ Konsolidierung[1]	HVB Group
Cost-Income-Ratio						
(auf der Basis der operativen Erträge)						
2004	65,6	66,3	60,5	—	—	65,6
2003	62,6	71,6	44,5	—	—	63,0
Eigenkapitalrentabilität vor Steuern						
(bereinigt)[2, 3]						
2004	- 0,3	16,2	21,4	—	—	7,3
2003	- 4,1	14,9	24,9	—	—	5,3
Eigenkapitalrentabilität vor Steuern[2]						
2004	- 31,3	14,3	20,3	—	—	-11,5
2003	3,9	-7,3	15,2	—	—	-14,6
Eigenkapitalrentabilität nach Steuern						
(bereinigt)[3, 4]						
2004	- 0,7	10,0	21,5	—	—	4,9
2003	- 5,4	6,4	23,5	—	—	2,1
Eigenkapitalrentabilität nach Steuern[4]						
2004	- 37,6	7,7	20,2	—	—	- 17,6
2003	3,3	- 17,9	12,8	—	—	-19,7

[1] Kennzahlenwerte ökonomisch nicht aussagekräftig.
[2] Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten) inklusive Fremdanteile.
[3] 2004 bereinigt um Goodwillabschreibungen, Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.
2003 bereinigt um Goodwillabschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte.
[4] Jahresüberschuss/-fehlbetrag im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten).

23

ilanzzahlen nach Geschäftsfeldern

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Handelsaktiva						
2004	51	2022	88733	—	920	91726
2003	40	2892	77164	—	366	80462
Kreditvolumen						
2004	159286	92321	63931	2627	6428	324593
2003	166658	80542	78369	3025	9750	338344
Verbindlichkeiten gegenüber Kreditinstituten						
2004	1197	20750	91628	—	-9969	103606
2003	1054	6415	112304	—	-6809	112964
Verbindlichkeiten gegenüber Kunden						
2004	60802	54097	28186	238	1128	144451
2003	58480	52603	29109	355	-235	140312
Verbriefte Verbindlichkeiten						
2004	76	7836	101934	—	-284	109562
2003	92	6429	116449	—	-242	122728

24

‹ennziffern zur Risikovorsorge nach Geschäftsfeldern

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Nettozuführungsquote in %						
2004	0,85	0,45	-0,11	3,81	—	0,56
2003	0,87	0,57	0,42	1,92	—	0,68
Kreditausfallquote in %						
2004	0,77	0,74	0,71	7,92	—	0,81
2003	0,60	0,51	0,78	20,63	—	0,80
Risikovorsorgebestand in Mio €						
2004	7765	3297	1251	1234	273	13820
2003	5611	3523	1757	854	138	11883
Risikovorsorgebestandsquote in %						
2004	4,87	3,57	1,96	46,97	—	4,26
2003	3,37	4,37	2,24	28,23	—	3,51

25

Zinslos gestellte Kredite nach Geschäftsfeldern

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Zinslos gestellte Kredite in Mio €						
2004	7 050	3 311	1 678	1 116	228	13 383
2003	6 434	3 458	2 391	1 554	49	13 886
Coverage Ratio in %						
2004	110	100	75	111	—	103
2003	87	102	73	55	—	86

26

Kapital nach Geschäftsfeldern

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group
Durchschnittlich gebundenes Kernkapital (BIZ)						
2004	7 701	5 078	4 241	113	865	17 998
2003	8 385	3 997	5 599	133	1 256	19 370
Durchschnittliches bilanzielles Eigenkapital[1]						
2004	5 547	3 658	3 055	81	623	12 964
2003	5 805	2 767	3 876	92	870	13 410

[1] Eigenkapital zur Berechnung der Eigenkapitalrentabilität nach Steuern (ohne Bewertungsänderungen von Finanzinstrumenten).

27

Mitarbeiter der Geschäftsfelder und Dienstleistungsbereiche

	2004	2003[1]
Deutschland	12 097	12 368
Österreich und CEE	24 727	25 722
Corporates & Markets	2 623	2 923
Workout Immobilien	86	86
Group Services	9 022	9 574
Core IT	2 595	2 662
Group Corporate Center	6 396	6 879
Sonstige	260	—
Insgesamt	**57 806**	**60 214**

[1] Die Vorjahreszahlen wurden an die im Jahr 2004 geänderten Zuordnungen angepasst.

28

Segmentberichterstattung nach Regionen (sekundäre Segmentierung)

Die Zurechnung der Werte zu den Regionen richtet sich nach dem Sitz der Konzernunternehmen beziehungsweise deren Niederlassungen.

Erfolgszahlen nach Regionen:

in Mio €	Deutschland	Österreich	Übriges Westeuropa	Zentral- und Osteuropa	Amerika	Asien	Konsolidierung	HVB Group
Operative Erträge								
2004	4924	2607	689	1340	264	55	- 559	9320
2003	5449	2519	983	1045	366	67	- 313	10116
Kreditrisikovorsorge								
2004	1377	331	31	87	- 9	- 4	—	1813
2003	1584	373	151	90	127	-12	—	2313
Verwaltungsaufwand								
2004	3250	1804	243	707	123	57	- 66	6118
2003	3447	1837	304	647	133	72	- 69	6371
Betriebsergebnis								
2004	296	473	414	547	150	3	- 494	1389
2003	418	309	528	308	106	7	- 244	1432
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern								
2004	- 2698	372	409	502	114	13	- 493	- 1781
2003	- 2229	- 539	493	275	67	31	- 244	- 2146

Cost-Income-Ratio (auf der Basis der operativen Erträge) nach Regionen:

in %	2004	2003
Deutschland	66,0	63,3
Österreich	69,2	72,9
Übriges Westeuropa	35,3	30,9
Zentral- und Osteuropa	52,8	61,9
Amerika	46,6	36,3
Asien	103,6	107,5
Konzern	**65,6**	**63,0**

Kreditvolumen nach Regionen:

in Mio €	2004	2003
Deutschland	186 579	196 967
Österreich	78 301	75 705
Übriges Westeuropa	34 974	40 600
Zentral- und Osteuropa	20 768	17 488
Amerika	8 988	12 649
Asien	4 230	5 811
Konsolidierung	- 9 247	- 10 876
Konzern	**324 593**	**338 344**

Mitarbeiter nach Regionen:

	2004	2003
Deutschland	26 259	27 359
Österreich	12 414	13 038
Übriges Westeuropa	1 034	1 045
Zentral- und Osteuropa	17 496	18 107
Afrika	1	1
Amerika	322	364
Asien	277	297
Australien	3	3
Konzern	**57 806**	**60 214**

29

ʼinsüberschuss

in Mio €	2004	2003
Zinserträge aus		
Kredit- und Geldmarktgeschäften	14 957	17 356
festverzinslichen Wertpapieren und Schuldbuchforderungen	1 403	1 531
Aktien und anderen nicht festverzinslichen Wertpapieren	166	159
verbundenen Unternehmen	178	112
nach der Equity-Methode bewerteten Unternehmen	94	65
Beteiligungen	65	69
Immobilien des Finanzanlagebestandes	34	31
Zinsaufwendungen für		
Einlagen	5 733	7 200
Verbriefte Verbindlichkeiten	4 702	5 338
Nachrangkapital	963	1 061
Ergebnis aus dem Leasinggeschäft	**157**	**157**
Insgesamt	**5 656**	**5 881**

. Zinsspannen:

in %	2004	2003
auf Basis der durchschnittlichen Risikoaktiva (BIZ)[1]	2,63	2,44
auf Basis des durchschnittlichen Geschäftsvolumens	1,45	1,38

[1] Bezogen auf bilanzielle Geschäfte.

30

Kreditrisikovorsorge

in Mio €	2004	2003
Zuführungen	3 149	3 788
Wertberichtigungen auf Forderungen	3 026	3 597
Rückstellungen im Kreditgeschäft	123	191
Auflösungen	-1 263	-1 348
Wertberichtigungen auf Forderungen	-1 124	-1 157
Rückstellungen im Kreditgeschäft	-139	-191
Eingänge auf abgeschriebene Forderungen	-73	-127
Insgesamt	**1 813**	**2 313**

31

Provisionsüberschuss

in Mio €	2004	2003
Wertpapier- und Depotgeschäft	1 105	1 099
Außenhandelsgeschäft/ Zahlungsverkehr	992	983
Kreditgeschäft	466	457
Sonstiges Dienstleistungsgeschäft	282	256
Insgesamt	**2 845**	**2 795**

32

Handelsergebnis

in Mio €	2004	2003
Kursbezogene Geschäfte	238	237
Zins- und währungsbezogene Geschäfte	480	583
Insgesamt	**718**	**820**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 791 Mio € sowie Refinanzierungskosten für die Handelsinstrumente in Höhe von 499 Mio € enthalten.

33

Verwaltungsaufwand

in Mio €	2004	2003
Personalaufwand	**3 514**	**3 631**
Löhne und Gehälter	2 624	2 666
Soziale Abgaben	477	509
Aufwendungen für Altersversorgung und Unterstützung	413	456
Andere Verwaltungsaufwendungen	**2 029**	**2 108**
Abschreibungen und Wertberichtigungen	**575**	**632**
auf Sachanlagen	316	397
auf Software und sonstige immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte	259	235
Insgesamt	**6 118**	**6 371**

In 2004 haben wir Mitarbeitern und Organmitgliedern keine wesentlichen Optionspläne auf Aktien der HVB AG oder auf Aktien, emittiert von abhängigen oder im Mehrheitsbesitz stehenden Unternehmen der HVB AG, zugesagt.

34 Saldo sonstige betriebliche Erträge/Aufwendungen

in Mio €	2004	2003
Sonstige betriebliche Erträge	422	939
Sonstige betriebliche Aufwendungen	321	319
Saldo sonstige betriebliche Erträge/ Aufwendungen	**101**	**620**

Die größten Einzelposten unter den sonstigen betrieblichen Erträgen stellen Gewinne aus dem Verkauf und der Entkonsolidierung von Tochterunternehmen, vor allem des Bankhauses BethmannMaffei OHG und der Gornoslaski Bank Gospodarczy S.A., in Höhe von insgesamt 78 Mio € dar. Erträge aus der Auflösung von abgegrenzten Verbindlichkeiten und Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, betragen 93 Mio €. Aus dem Verkauf von Sachanlagen, Forderungen, immateriellen Vermögenswerten und sonstigen Aktiva wurden Erträge in Höhe von insgesamt 25 Mio € und Aufwendungen in Höhe von 20 Mio € gebucht. Die Aufwendungen aus Zuführungen zu abgegrenzten Verbindlichkeiten und Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, betragen 145 Mio €.

Darüber hinaus sind in den sonstigen betrieblichen Erträgen und Aufwendungen keine Einzelbeträge von wesentlicher Bedeutung enthalten.

35 Operative Erträge

in Mio €	2004	2003
Zinsüberschuss	5 656	5 881
Provisionsüberschuss	2 845	2 795
Handelsergebnis	718	820
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	101	620
Insgesamt	**9 320**	**10 116**

36 Auswirkungen aus Wechselkursveränderungen

	Veränderung gegenüber Vorjahr gemäß Gewinn- und Verlustrechnung	In der Veränderung enthaltene Währungseffekte	Um Währungseffekte bereinigte Veränderung gegenüber Vorjahr	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	- 225	5	- 230	- 3,9
Provisionsüberschuss	50	9	41	1,5
Handelsergebnis	- 102	3	- 105	-12,8
Verwaltungsaufwand	- 253	11	- 264	- 4,1

37 Finanzanlageergebnis

Im Finanzanlageergebnis weisen wir die Erfolge aus der Veräußerung sowie erfolgswirksam zu erfassende Bewertungsänderungen von HtM- und AfS-Finanzinstrumenten aus. Ferner werden hier Erfolge aus der Veräußerung at-Equity bewerteter Unternehmen sowie Aufwendungen und Veräußerungserfolge von Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden, gezeigt.

in Mio €	2004	2003
Finanzanlageergebnis		
aus AfS-Finanzanlagen	92	-1 901
aus HtM-Finanzanlagen	2	17
aus at-Equity bewerteten Unternehmen	- 2	39
aus Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden	10	39

Die größte Einzelposition unter dem Finanzanlageergebnis aus AfS-Finanzanlagen stellt der Veräußerungsgewinn aus unseren Wertpapieren an der E.ON AG (112 Mio €) dar. Darüber hinaus sind im Finanzanlageergebnis keine Einzelbeträge von wesentlicher Bedeutung enthalten.

38

·bschreibungen auf Geschäfts- ·der Firmenwerte

In 2004 haben wir Geschäfts- oder Firmenwerte in Höhe von 153 Mio € planmäßig und in Höhe von 12 Mio € außerplanmäßig abgeschrieben.

39

uführung zu Restrukturierungsrückstellungen

Zur Durchführung eines Maßnahmenpakets im Rahmen unseres Effizienzsteigerungsprogrammes PRO (Prozess-Redesign und -Optimierung) werden Zahlungen im Zusammenhang mit Abfindungs- und Altersteilzeitregelungen sowie für mit dieser Maßnahme im Zusammenhang stehenden Sachaufwendungen notwendig. Daher haben wir Rückstellungen nach IAS 37 gebildet und separat ausgewiesen. Die Rückstellungen werden im Wesentlichen in den Jahren 2005 und 2006 verbraucht.

40

uführung zu Sonderwertberichtigungen

Die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG werden ebenso wie die Restbestände des Segments Workout Immobilien in das neue Segment Real Estate Restructuring überführt. Dieses wird ein Volumen von 15,4 Mrd € umfassen. Ziel ist es, die diesem Segment zugeordneten Portfolios marktschonend unter Berücksichtigung verschiedener Optionen sowie der sich aus der weiteren Entwicklung der Immobilienmärkte ergebenden Chancen vollständig abzubauen. Um einen zügigen Abbau dieser Portfolios zu ermöglichen, ist eine Änderung der Bewertungsmethode der Immobiliensicherheiten für diese Portfolios erforderlich. Abweichend vom bisherigen Vorgehen, das in vielen Fällen auf eine – auch längerfristige – Sanierung der einzelnen Engagements mit anschließender Rückführung ins Normalgeschäft ausgerichtet war, erfolgt nunmehr eine Bewertung zu Liquidationswerten. Deshalb wurde eine Zuführung zu Sonderwertberichtigungen in Höhe von 2,5 Mrd € notwendig.

41

Saldo übrige Erträge/Aufwendungen

in Mio €	2004	2003
Übrige Erträge	—	—
Übrige Aufwendungen	**357**	**638**
darunter:		
Sonstige Steuern	7	14
Verlustübernahmen	220	164
Aufwendungen für Risikoabschirmung	130	460
Saldo übrige Erträge/ Aufwendungen	**-357**	**-638**

Die Verlustübernahmen des Geschäftsjahres 2004 betreffen mit 210 Mio € die HVB Immobilien AG wegen des bestehenden Ergebnisabführungsvertrages mit der HVB AG. Sie beinhalten die Verluste von Immobilientochtergesellschaften des Teilkonzerns HVB Immobilien AG, den wir aus ablauftechnischen Gründen der Konzernabschlusserstellung nicht konsolidieren. Die Ergebnisse der diesem Teilkonzern zugeordneten Gesellschaften sind auf Grund des Ergebnisabführungsvertrages der HVB Immobilien AG mit der HVB AG im Konzernabschluss enthalten.

Im Zusammenhang mit der Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts auf die Hypo Real Estate Holding AG ist in 2004 ein Aufwand für Risikoabschirmung in Höhe von 130 Mio € angefallen. Dieser entstand aus der Verpflichtung, Jahresfehlbeträge der Hypo Real Estate Bank AG bis zu maximal 590 Mio € (460 Mio € in 2003 und 130 Mio € in 2004) zu übernehmen, soweit diese durch gebildete Einzelwertberichtigungen ausgelöst wurden.

42

Ertragsteuern

in Mio €	2004	2003
Tatsächliche Steuern	210	107
Latente Steuern	1	189
Insgesamt	**211**	**296**

Die im Berichtsjahr nahezu ausgeglichenen Aufwendungen und Erträge auf Grund latenter Steuern sind hauptsächlich auf die Entstehung bzw. Umkehrung von temporären Differenzen (166 Mio € latenter Steueraufwand), die Änderung von Steuersätzen (76 Mio € latenter Steueraufwand) sowie die Entstehung bzw. Nutzung von steuerlichen Verlustvorträgen (180 Mio € latenter Steuerertrag) zurückzuführen.

Die Unterschiede zwischen den rechnerischen und den ausgewiesenen Ertragsteuern sind in der nachfolgenden Überleitungsrechnung dargestellt.

in Mio €	2004	2003
Ergebnis vor Steuern	-1 781	-2 146
Anzuwendender Steuersatz	26,4%	28,0%
Rechnerische Ertragsteuern	-470	-601
Steuereffekte		
aus Vorjahren und Steuersatzänderungen	81	1
aus Auslandseinkünften	-85	32
aus steuerfreien Erträgen	-172	-343
aus unterschiedlichen Rechtsnormen	-13	14
aus nicht abziehbaren Aufwendungen	71	604
aus Wertanpassungen und dem Nichtansatz latenter Steuern	765	260
aus Geschäfts- oder Firmenwertabschreibungen	43	320
aus sonstigen Unterschieden	-9	9
Ausgewiesene Ertragsteuern	**211**	**296**

Der für das Berichtsjahr anzuwendende Steuersatz hat sich von 28,0% auf 26,4% vermindert, da der durch das Flutopfersolidaritätsgesetz erhöhte Körperschaftsteuersatz von 26,5% lediglich für das Jahr 2003 gilt. Der anzuwendende Steuersatz setzt sich aus dem in Deutschland geltenden Körperschaftsteuersatz von 25,0% (Vorjahr 26,5%) und dem Solidaritätszuschlag in Höhe von 5,5% der Körperschaftsteuer zusammen.

Die Steuereffekte aus Auslandseinkünften ergeben sich auf Grund der unterschiedlichen Steuersätze in den einzelnen Ländern.

Die Position Steuereffekte aus unterschiedlichen Rechtsnormen umfasst hauptsächlich die nicht nach einheitlichen Steuersätzen in Deutschland berechnete tatsächliche und latente Gewerbesteuer und die durch die Abzugsfähigkeit der Gewerbesteuer bedingte Minderung der Körperschaftsteuer und des Solidaritätszuschlags.

Die Position Steuereffekte aus Wertanpassungen und dem Nichtansatz latenter Steuern beinhaltet neben den Effekten aus der Verminderung und Erhöhung von latenten Steueransprüchen gemäß IAS 12.56 und IAS 12.37 die Wirkungen aus dem Nichtansatz von latenten Steueransprüchen auf Grund von steuerlichen Verlustvorträgen und temporären Differenzen des laufenden Geschäftsjahres. Außerdem sind in dieser Position auch die Auswirkungen von temporären Unterschieden in Verbindung mit Tochtergesellschaften enthalten, für die nach den Regelungen des IAS 12.39 und 12.44 keine latenten Steuern zu bilanzieren sind.

Die latenten Steuerverpflichtungen bzw. die latenten Steueransprüche verteilen sich auf folgende Positionen:

in Mio €	2004	2003
Latente Steuerverpflichtungen		
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	202	142
Handelsaktiva/-passiva	643	565
Finanzanlagen	581	508
Sachanlagen/Immaterielle Vermögenswerte	102	131
Sonstige Aktiva/Passiva	671	294
Verbindlichkeiten Kreditinstitute/Kunden	27	43
Sonstiges	370	407
Ausgewiesene latente Steuerverpflichtungen	**2 596**	**2 090**
Latente Steueransprüche		
Handelsaktiva/-passiva	997	921
Finanzanlagen	259	277
Sachanlagen/Immaterielle Vermögenswerte	71	69
Rückstellungen	616	497
Sonstige Aktiva/Passiva	1 085	1 323
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	117	164
Verlustvorträge	595	432
Sonstiges	172	102
Ausgewiesene latente Steueransprüche	**3 912**	**3 785**

Grundsätzlich werden deutsche Kapitalgesellschaften mit einem definitiven Körperschaftsteuersatz von 25,0% belastet, unabhängig davon, ob die Gewinne ausgeschüttet werden oder nicht. Für das Jahr 2004 beträgt der Körperschaftsteuersatz 25,0% (Vorjahr: 26,5%). Die Bemessung der latenten Steuern erfolgte bei unseren inländischen Gesellschaften mit dem einheitlichen Körperschaftsteuersatz einschließlich Solidaritätszuschlag in Höhe von 26,4% und dem vom jeweiligen Hebesatz abhängigen Gewerbesteuersatz. Auf Grund der Abzugsfähigkeit der Gewerbesteuer bei der Ermittlung der Körperschaftsteuer ergibt sich daraus bei der HVB AG ein unveränderter Gesamtbewertungssatz für latente Steuern von 39,8%.

Die AfS-Rücklage wurde im Geschäftsjahr um latente Steuern in Höhe von 67 Mio € vermindert. Mit der Hedge-Rücklage wurden im laufenden Jahr 241 Mio € latente Steueransprüche verrechnet. Bei den angegebenen direkt mit den Rücklagen verrechneten latenten Steuern handelt es sich jeweils um die Beträge vor Korrektur wegen der Anteile in Fremdbesitz.

Für steuerliche Verlustvorträge in Höhe von 6492 Mio € (2003: 3142 Mio €) und abzugsfähige temporäre Unterschiede in Höhe von 401 Mio € (2003: 606 Mio €) wurden gemäß IAS 12 keine latenten Steueransprüche angesetzt.

43 Ergebnis je Aktie

	2004	2003
Jahresüberschuss/-fehlbetrag ohne Fremdanteile in Mio €	-2278	-2639
Jahresüberschuss/-fehlbetrag ohne Fremdanteile (bereinigt)[1] in Mio €	637	292
Durchschnittliche Anzahl der Aktien	697096530	536288701
Ergebnis je Aktie (bereinigt)[1] in €	**0,91**	**0,54**
Ergebnis je Aktie in €	**-3,27**	**-4,92**

[1] 2004 bereinigt um Goodwill-abschreibungen, Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen. 2003 bereinigt um Goodwill-abschreibungen, laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte.

Bei der Berechnung des Ergebnisses je Aktie 2004 beziehen wir im Nenner der Kennziffer in den Durchschnittswert die neuen Aktien aus der Kapitalerhöhung ab April 2004 mit ein.

44 Wertschöpfungsrechnung

Entstehung:

in Mio €	2004	2003
Operative Erträge	9320	10116
Finanzanlageergebnis	102	-1806
Summe der Erträge	9422	8310
Kreditrisikovorsorge	1813	2313
Andere Verwaltungsaufwendungen	2029	2108
Abschreibungen und Wertberichtigungen auf Sachanlagen und immaterielle Vermögenswerte	740	1766
Zuführung zu Restrukturierungsrückstellungen, Zuführung zu Sonderwertberichtigungen und übrige Aufwendungen (ohne Steuern)	3100	624
Wertschöpfung	**1740**	**1499**

Verwendung:

in Mio €	2004	2003
Wertschöpfung	**1740**	**1499**
Mitarbeiter (Personalaufwand)	3514	3631
Öffentliche Hand (Steuern)	218	310
Aktionäre der HVB AG (Dividende)	—	—
Fremdanteile	286	197
Unternehmen	-2278	-2639

45

Barreserve

in Mio €	2004	2003
Kassenbestand und Guthaben		
bei Zentralnotenbanken	6 644	5 099
Schuldtitel öffentlicher Stellen und		
Wechsel, die zur Refinanzierung bei		
Zentralnotenbanken zugelassen sind	837	609
Schatzwechsel und unverzinsliche		
Schatzanweisungen sowie ähnliche		
Schuldtitel öffentlicher Stellen	599	164
Wechsel	238	445
Insgesamt	**7 481**	**5 708**

46

Handelsaktiva

in Mio €	2004	2003
Schuldverschreibungen und andere		
festverzinsliche Wertpapiere	37 398	30 798
Geldmarktpapiere	959	2 017
Anleihen und Schuld-		
verschreibungen	36 439	28 781
von öffentlichen Emittenten	8 149	6 992
von anderen Emittenten	28 290	21 789
darunter:		
börsenfähige Werte	36 931	29 784
börsennotiert	33 212	26 310
nicht börsennotiert	3 719	3 474
Aktien und andere		
nicht festverzinsliche Wertpapiere	5 481	3 660
Aktien	4 097	2 839
Investmentanteile	913	414
Sonstige	471	407
darunter:		
börsenfähige Werte	4 707	3 152
börsennotiert	4 530	3 119
nicht börsennotiert	177	33
Positive beizulegende Zeitwerte		
aus derivativen Finanzinstrumenten	44 973	44 147
Sonstige Handelsbestände	3 874	1 857
Insgesamt	**91 726**	**80 462**

Die Handelsaktiva werden zu beizulegenden Zeitwerten bewertet. Bei den börsenfähigen Wertpapieren beläuft sich die Differenz zwischen den Anschaffungskosten und den beizulegenden Zeitwerten auf 461 Mio €.

Schuldverschreibungen und andere festverzinsliche Wertpapiere von verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2004	2003
Verbundene, nicht einbezogene		
Unternehmen	18	47
Unternehmen, mit denen ein		
Beteiligungsverhältnis besteht	205	72
Insgesamt	**223**	**119**

47

Forderungen an Kreditinstitute

Forderungen an Kreditinstitute nach Geschäftsarten:

in Mio €	2004	2003
Kredite und Darlehen	**22 299**	**24 457**
Kommunaldarlehen	874	1 213
Immobilienfinanzierungen	1	9
Sonstige Forderungen	21 424	23 235
Geldanlagen	**25 180**	**28 385**
Insgesamt	**47 479**	**52 842**

Forderungen an Kreditinstitute in Deutschland und übrigen Regionen:

in Mio €	2004	2003
Kreditinstitute in Deutschland	10 613	14 524
Kreditinstitute in übrigen Regionen	36 866	38 318
Insgesamt	**47 479**	**52 842**

Forderungen an Kreditinstitute nach Fristen:

in Mio €	2004	2003
Täglich fällig	10 352	12 482
Befristet mit Restlaufzeit	37 127	40 360
bis 3 Monate	21 999	21 920
über 3 Monate bis 1 Jahr	4 319	5 853
über 1 Jahr bis 5 Jahre	5 379	6 418
über 5 Jahre	5 430	6 169
Insgesamt	**47 479**	**52 842**

Forderungen an verbundene, nicht einbezogene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2004	2003
Verbundene, nicht einbezogene Unternehmen	358	375
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	1 005	1 387
Insgesamt	**1 363**	**1 762**

48

orderungen an Kunden

Forderungen an Kunden nach Geschäftsarten:

in Mio €	2004	2003
Kredite und Darlehen	**270 979**	**280 850**
Kommunaldarlehen	21 357	24 998
Immobilienfinanzierungen	118 905	126 787
Sonstige Forderungen	130 717	129 065
Geldanlagen	**4 140**	**2 675**
Insgesamt	**275 119**	**283 525**

Forderungen an Kunden in Deutschland und übrigen Regionen:

in Mio €	2004	2003
Kunden in Deutschland	166 041	175 622
Kunden in übrigen Regionen	109 078	107 903
Insgesamt	**275 119**	**283 525**

Forderungen an Kunden nach Fristen:

in Mio €	2004	2003
Unbestimmte Laufzeiten	25 623	25 659
Befristet mit Restlaufzeit	249 496	257 866
bis 3 Monate	33 282	31 338
über 3 Monate bis 1 Jahr	18 961	20 906
über 1 Jahr bis 5 Jahre	55 669	56 616
über 5 Jahre	141 584	149 006
Insgesamt	**275 119**	**283 525**

Forderungen an verbundene, nicht einbezogene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2004	2003
Verbundene, nicht einbezogene Unternehmen	2 558	2 745
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	2 887	3 526
Insgesamt	**5 445**	**6 271**

Forderungen aus dem Leasinggeschäft (Finanzierungs-Leasing):

in Mio €	2004	2003
Bruttoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	443	361
über 3 Monate bis 1 Jahr	930	758
über 1 Jahr bis 5 Jahre	2 575	2 207
über 5 Jahre	3 293	2 735
Bruttoinvestitionswert insgesamt	**7 241**	**6 061**
darunter:		
Nicht garantierte Restwerte	1 047	1 013
Unrealisierter Finanzertrag (Restlaufzeiten)		
bis 3 Monate	– 103	– 51
über 3 Monate bis 1 Jahr	– 156	– 137
über 1 Jahr bis 5 Jahre	– 489	– 381
über 5 Jahre	– 856	– 627
Unrealisierter Finanzertrag insgesamt	**–1 604**	**–1 196**
Nettoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	340	310
über 3 Monate bis 1 Jahr	774	621
über 1 Jahr bis 5 Jahre	2 086	1 826
über 5 Jahre	2 437	2 108
Nettoinvestitionswert insgesamt	**5 637**	**4 865**

Der Bruttoinvestitionswert ist aus Sicht des Leasinggebers die Summe aus den Mindestleasingzahlungen in einem Finanzierungs-Leasing und jeglichem dem Leasinggeber zustehenden nicht garantierten Restwert. Die Mindestleasingzahlungen sind dabei diejenigen Zahlungen, welche der Leasingnehmer während der Laufzeit des Leasingverhältnisses zu zahlen hat oder zu denen er herangezogen werden kann, sowie jegliche garantierten Restwerte.

Der nicht garantierte Restwert ist derjenige Teil des Restwertes des Leasinggegenstandes, dessen Realisierung durch den Leasinggeber nicht gewiss ist. Maßgeblich für die Bemessung ist die Schätzung zum Zeitpunkt des Leasingbeginns.

Der unrealisierte Finanzertrag bezeichnet die Differenz zwischen dem Bruttoinvestitionswert des Leasinggebers aus dem Leasingverhältnis und dessen Barwert (Nettoinvestitionswert).

49

Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	Einzelrisiken		Länderrisiken		Sonderwertberichtigungen		Latente Risiken		Insgesamt	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Bestand zum 1. 1.	**10 914**	**11 723**	**61**	**87**	**—**	**—**	**386**	**396**	**11 361**	**12 206**
Erfolgswirksame Veränderungen										
Bruttozuführungen	2 633	3 218	7	13	2 500	—	386	366	5 526	3 597
Auflösungen	-1 105	-1 103	-14	-14	—	—	-5	-40	-1 124	-1 157
Erfolgsneutrale Veränderungen										
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	95	-178	1	—	—	—	—	-34	96	-212
Inanspruchnahme von bestehenden Wertberichtigungen	-2 316	-2 477	-1	-25	—	—	-366	-326	-2 683	-2 828
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	167	-269	—	—	—	—	-28	24	139	-245
Bestand zum 31. 12.	**10 388**	**10 914**	**54**	**61**	**2 500**	**—**	**373**	**386**	**13 315**	**11 361**

Aufgliederung der Wertberichtigungen auf Forderungen:

in Mio €	2004	2003
Forderungen an Kreditinstitute	177	196
Forderungen an Kunden	12 765	10 779
Pauschalwertberichtigung	373	386
Insgesamt	**13 315**	**11 361**

Zinslos gestellte Kredite und Anteil am Kreditvolumen:

	2004	2003
Zinslos gestelle Kredite in Mio €	13 383	13 886
Kreditvolumen in Mio €	324 593	338 344
Anteil der zinslos gestellten Kredite am Kreditvolumen[1] in %	**4,12**	**4,10**

[1] Zinslos gestellte Kredite : Kreditvolumen.

Der Zinsausfall aus den zinslos gestellten Krediten belief sich auf 644 Mio € (2003: 581 Mio €).

50

Entwicklung der Kreditrisiken

Kreditvolumen:

in Mio €	2004	2003
Kredite und Darlehen an Kreditinstitute	22 299	24 457
Kredite und Darlehen an Kunden	270 979	280 850
Eventualverbindlichkeiten	31 315	33 037
Insgesamt	**324 593**	**338 344**

Coverage Ratio:

	2004	2003
Risikovorsorgebestand in Mio €	13 820	11 883
Wertberichtigungen auf Forderungen in Mio €	13 315	11 361
Rückstellungen im Kreditgeschäft in Mio €	505	522
Zinslos gestellte Kredite in Mio €	13 383	13 886
Coverage Ratio[1] in %	**103**	**86**

[1] Risikovorsorgebestand : Zinslos gestellte Kredite.

Risikovorsorgebestandsquote:

	2004	2003
Risikovorsorgebestand in Mio €	13 820	11 883
Wertberichtigungen auf Forderungen in Mio €	13 315	11 361
Rückstellungen im Kreditgeschäft in Mio €	505	522
Kreditvolumen in Mio €	324 593	338 344
Risikovorsorgebestandsquote[1] in %	**4,26**	**3,51**

[1] Risikovorsorgebestand : Kreditvolumen.

Nettozuführungsquote:

	2004	2003
Kreditrisikovorsorge in Mio €	1 813	2 313
Kreditvolumen in Mio €	324 593	338 344
Nettozuführungsquote[1] in %	**0,56**	**0,68**

[1] Kreditrisikovorsorge : Kreditvolumen.

Kreditausfallquote:

	2004	2003
Inanspruchnahme von bestehenden Wertberichtigungen in Mio €	2 683	2 828
+ Inanspruchnahme von Rückstellungen im Kreditgeschäft in Mio €	4	3
– Eingänge auf abgeschriebene Forderungen in Mio €	73	127
Kreditausfälle in Mio €	2 614	2 704
Kreditvolumen in Mio €	324 593	338 344
Kreditausfallquote[1] in %	**0,81**	**0,80**

[1] Kreditausfälle : Kreditvolumen.

51

Finanzanlagen

Zusammensetzung der Finanzanlagen:

in Mio €	2004	2003
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	8 677	9 065
AfS-Finanzanlagen	33 554	42 737
Anteile an verbundenen nicht konsolidierten Unternehmen	1 777	1 763
Beteiligungen	1 475	2 115
Schuldverschreibungen und andere festverzinsliche Wertpapiere	23 083	28 431
Aktien und andere nicht festverzinsliche Wertpapiere	7 219	10 428
darunter: langfristig gehaltene Bestände	4 895	6 860
At-Equity bewertete Unternehmen	985	780
Als Finanzinvestition gehaltene Grundstücke und Gebäude	432	418
Insgesamt	**43 648**	**53 000**

Auf die Buchwerte per 31. Dezember 2004 entfallen:

in Mio €	Nicht konsolidierte verbundene Unternehmen	At-Equity bewertete Unternehmen	Beteiligungen	Schuldverschreibungen und andere festverzinsliche Wertpapiere	Aktien und andere nicht festverzinsliche Wertpapiere	Insgesamt
Börsenfähige Werte	87	534	677	34 551	6 173	42 022
Börsennotierte Werte	15	534	509	31 324	2 840	35 222
Nicht börsennotierte Werte	72	–	168	3 227	3 333	6 800

Veräußerungsbeschränkungen oder Beschränkungen bei der Vereinnahmung von Erträgen aus Finanzanlagen lagen nicht vor.

Von den Schuldverschreibungen und anderen festverzinslichen Wertpapieren werden im Folgejahr 7117 Mio € fällig.

Entwicklung der HtM- und langfristigen Finanzanlagen
sowie der als Finanzinvestition gehaltenen Immobilien:

in Mio €	HtM-Finanz-anlagen	Nicht konsolidierte verbundene Unternehmen	Beteili-gungen	Langfristig gehaltene Bestände an Aktien und anderen nicht festverzinslichen Wertpapieren	At-Equity bewertete Unternehmen	Als Finanz-investitionen gehaltene Immobilien	Insgesamt
Anschaffungskosten							
Stand 1. 1. 2004	9119	2564	2881	8561	767	659	24551
Veränderungen des Konsolidierungskreises	6	-3	-2	87	-63	4	29
Veränderungen aus Währungsumrechnungen	-85	-19	1	—	—	2	-101
Zugänge	2423	532	299	727	8	34	4023
Umbuchungen	—	-159	-124	1	224	48	-10
Abgänge	-2713	-357	-919	-3291	—	-79	-7359
Stand 31. 12. 2004	8750	2558	2136	6085	936	668	21133
Erfolgsneutrale Bewertungsanpassungen							
Stand 1. 1. 2004	—	7	165	66	—	—	238
Veränderungen des Konsolidierungskreises	—	—	—	—	—	—	—
Veränderungen aus Währungsumrechnungen	—	—	—	—	—	—	—
Erfolgsneutrale Wertänderungen	—	—	-26	-121	—	—	-147
Umbuchungen	—	—	—	—	—	—	—
Abgänge	—	-7	—	26	—	—	19
Stand 31. 12. 2004	—	—	139	-29	—	—	110
Kumulierte Veränderung aus der at-Equity-Bewertung	—	—	—	—	**54**	—	**54**
Ab- und Zuschreibungen							
Stand 1. 1. 2004	-54	-808	-931	-1767	—	-241	-3801
Veränderungen des Konsolidierungskreises	—	—	3	-1	—	-1	1
Veränderungen aus Währungsumrechnungen	-4	5	—	—	—	—	1
Wertminderungen	—	-94	-24	-4	—	-23	-145
Auflösung von Agio und Disagio	-23	—	—	—	—	—	-23
Zuschreibungen	—	10	22	5	—	—	37
Umbuchungen	—	7	-9	—	-5	-16	-23
Abgänge	8	99	139	606	—	45	897
Stand 31. 12. 2004	-73	-781	-800	-1161	-5	-236	-3056
Buchwerte							
Stand 31. 12. 2004	8677	1777	1475	4895	985	432	18421
Stand 31. 12. 2003	9065	1763	2115	6860	780	418	21001

Die Abgänge bei den HtM-Finanzanlagen betreffen Einlösungen bei Endfälligkeiten.

Die Positionen Schuldverschreibungen und andere festverzinsliche Wertpapiere sowie Aktien und andere nicht festverzinsliche Wertpapiere enthalten:

in Mio €	2004	2003
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31 760	37 496
Geldmarktpapiere	1 027	631
Anleihen und Schuldverschreibungen	30 733	36 865
von öffentlichen Emittenten	13 217	14 387
von anderen Emittenten	17 516	22 478
Aktien und andere nicht festverzinsliche Wertpapiere	7 219	10 428
darunter:		
Aktien	3 364	6 099
Investmentanteile	2 244	1 984

Schuldverschreibungen und andere festverzinsliche Wertpapiere von verbundenen, nicht einbezogenen Unternehmen sowie Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2004	2003
Verbundene, nicht einbezogene Unternehmen	—	55
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	268	422
Insgesamt	**268**	**477**

Beizulegende Zeitwerte der Finanzanlagen
Der beizulegende Zeitwert der Grundstücke und Gebäude, die als Finanzinvestition gehalten werden, belief sich zum Bilanzstichtag auf 527 Mio € (2003: 527 Mio €). Die zur Wertermittlung erstellten Gutachten basieren auf von externen Gutachtern angewendeten anerkannten Bewertungsverfahren, überwiegend in der Form von Sach- und Ertragswertverfahren. Für die wesentlichen Anteile an börsennotierten Unternehmen im Nichtbankenbereich haben wir einen beizulegenden Zeitwert von insgesamt 3,2 Mrd € ermittelt. Aus der Gegenüberstellung mit dem Buchwert ergibt sich keine wesentliche Differenz.

Bei dem nachstehenden Anteilsbesitz verfolgen wir keine unternehmerischen Ziele und nehmen keinen Einfluss auf finanzielle und operative Entscheidungen.

Wesentliche Anteile an börsennotierten Unternehmen im Nichtbankenbereich:

	2004 Kapitalanteil[1] in %	2004 Marktwerte in Mio €	2003 Kapitalanteil in %	2003 Marktwerte in Mio €
Agrob AG	52,7	17	52,7	20
Aktienbrauerei Kaufbeuren AG	—	—	65,7	7
Allianz AG	—	—	3,2	1 229
Babcock & Brown Ltd.	8,4	119	—	—
Brau und Brunnen AG	—	—	61,7	180
ERGO Versicherungsgruppe Aktiengesellschaft	< 5,0	267	< 5,0	320
KWS Saat AG	—	—	15,0	56
Münchener Rückversicherungs-Gesellschaft AG	< 10,0	2 068	13,2	2 905
Rhön-Klinikum AG	18,5	217	18,5	213
Unternehmens Invest AG	13,0	5	13,0	6
Wienerberger AG	15,2	395	31,9	441
Wüstenrot & Württembergische AG	7,5	97	7,5	111
Insgesamt		**3 185**		**5 488**

[1] Additiv.

52

Entwicklung der Sachanlagen

in Mio €	Betrieblich genutzte Grundstücke und Gebäude sowie Gebäude im Bau	Betriebs- und Geschäfts-ausstattung	Leasing-gegenstände aus Operating-Leasing	Anlagen im Bau	Insgesamt
Anschaffungs-/Herstellungskosten					
Stand 1.1.2004	3189	2999	39	59	6286
Veränderungen des Konsolidierungskreises	21	5	—	2	28
Veränderungen aus Währungsumrechnungen	33	34	—	2	69
Zugänge	33	132	39	41	245
Umbuchungen	10	- 18	-15	-12	- 35
Abgänge	- 31	-756	-18	-16	- 821
Stand 31.12.2004	3255	2396	45	76	5772
Ab- und Zuschreibungen					
Stand 1.1.2004	-1072	- 2201	-12	—	- 3285
Veränderungen des Konsolidierungskreises	- 1	- 5	—	—	- 6
Veränderungen aus Währungsumrechnungen	- 10	- 27	—	—	- 37
Planmäßige Abschreibungen	- 76	- 235	- 8	—	- 319
Außerplanmäßige Abschreibungen	- 2	- 3	—	—	- 5
Zuschreibungen	—	—	—	—	—
Umbuchungen	2	9	—	—	11
Abgänge	10	712	2	—	724
Stand 31.12.2004	-1149	-1750	-18	—	-2917
Buchwerte					
Stand 31.12.2004	2106	646	27	76	2855
Stand 31.12.2003	2117	798	27	59	3001

In Höhe von 93 Mio € bestanden Verpflichtungen für den Erwerb von Gegenständen des Sachanlagevermögens.

53

mmaterielle Vermögenswerte

Abschreibungen auf Geschäfts- oder Firmenwerte werden in einem separaten Posten der Gewinn- und Verlustrechnung ausgewiesen. Abschreibungen auf Software sowie sonstige immaterielle Vermögenswerte werden im Posten Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte innerhalb des Verwaltungsaufwands erfasst.

Entwicklung der immateriellen Vermögenswerte:

in Mio €	Geschäfts- oder Firmenwerte davon aus verbundenen Unternehmen	davon at-Equity bewertete Unternehmen	Software davon erworben	davon selbsterstellt	Sonstige immaterielle Vermögenswerte	Geleistete Anzahlungen auf immaterielle Vermögenswerte
Anschaffungs-/Herstellungskosten						
Stand 1.1.2004	3801	83	717	500	125	149
Veränderungen des Konsolidierungskreises	5	77	25	1	—	—
Veränderungen aus Währungsumrechnungen	10	—	4	2	8	2
Zugänge	130	11	72	53	22	135
Umbuchungen	—	—	45	9	—	- 6
Abgänge	-1	—	-99	-32	-2	-23
Stand 31.12.2004	3945	171	764	533	153	257
Ab- und Zuschreibungen						
Stand 1.1.2004	-1941	-2	-480	-165	-66	—
Veränderungen des Konsolidierungskreises	—	7	- 19	—	—	—
Veränderungen aus Währungsumrechnungen	-5	—	- 4	-1	- 7	—
Planmäßige Abschreibungen	-149	-4	-117	-111	-27	—
Außerplanmäßige Abschreibungen	-12	—	- 2	-2	—	—
Zuschreibungen	—	—	—	—	—	—
Umbuchungen	—	—	-29	2	-1	—
Abgänge	1	—	83	25	2	—
Stand 31.12.2004	-2106	1	-568	-252	-99	—
Buchwerte						
Stand 31.12.2004	1839	172	196	281	54	257
Stand 31.12.2003	1860	81	237	335	59	149

54

rtragsteueransprüche

in Mio €	2004	2003
Tatsächliche Steuern	221	287
Latente Steuern	3912	3785
Insgesamt	**4133**	**4072**

55

Sonstige Aktiva

in Mio €	2004	2003
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	3249	2967
Sonstige Vermögenswerte	1826	2097
Rechnungsabgrenzungsposten	408	421
Insgesamt	**5483**	**5485**

Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten
Unter die positiven beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate.

Sonstige Vermögenswerte
Die sonstigen Vermögenswerte enthalten unter anderem nicht bankgeschäftliche Forderungen.

56

Nachrangige Vermögenswerte

Folgende Bilanzpositionen enthalten nachrangige Vermögenswerte:

in Mio €	2004	2003
Forderungen an Kreditinstitute	**2 717**	**2 748**
darunter:		
an verbundene, nicht einbezogene Unternehmen	29	21
an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	21	4
Forderungen an Kunden	**906**	**1 140**
darunter:		
an verbundene, nicht einbezogene Unternehmen	4	78
an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	—	148
Handelsaktiva	**1 283**	**683**
Finanzanlagen	**791**	**1 320**
Insgesamt	**5 697**	**5 891**

57

Pensionsgeschäfte

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögenswerte mit einem Buchwert von 35,1 Mrd € verpensioniert. Die Vermögenswerte sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich dabei überwiegend um an internationalen Geldmärkten abgeschlossene Repo-Geschäfte sowie um Offenmarktgeschäfte mit Zentralbanken.

58

Verbriefungsgeschäfte (Securitization)

Bei Securitization handelt es sich um die vollständige oder teilweise Weitergabe von Kreditrisiken ausgewählter, vorab exakt definierter Kreditportfolios an den Kapitalmarkt. Vorrangige Motivation unserer bankeigenen Securitization-Programme ist die Risikoentlastung unseres Kreditportfolios. Der Risikotransfer und die daraus folgende Eigenkapitalentlastung wird bei synthetischer Securitization durch Besicherung in Form von Garantien oder Kreditderivaten (Credit Default Swaps, Credit Linked Notes und Ähnliches) und bei traditioneller Securitization durch den Verkauf (True Sale) von Bilanzaktiva erreicht.

Die HVB Group hat in 2004 ihre Verbriefungsaktivitäten mit einer neuen Verbriefungstransaktion (Wolfgang) geringfügig ausgebaut. Das hierdurch ausplatzierte Kreditvolumen belief sich zum Jahresende auf 0,4 Mrd € bei einer Entlastung der gewichteten Risikoaktiva nach BIZ in Höhe von 0,3 Mrd €.

Zum 31. Dezember 2004 betrug das Kreditvolumen der gesamten laufenden Securitization-Programme der HVB Group 23,9 Mrd € (2003: 28,4 Mrd €) mit einer Entlastungswirkung auf die gewichteten Risikoaktiva nach BIZ in Höhe von 15,5 Mrd € (2003: 18,9 Mrd €).

Bei Securitization-Programmen wird in der Regel ein geringer Teil der Risiken in Form von First Loss Pieces (nachrangigste Tranchen) bzw. von Zinsunterbeteiligungen (Interest Subparticipations) durch den Originator (verbriefendes Institut) zurückbehalten.

Bei den nachfolgend aufgelisteten Verbriefungstransaktionen betragen die First Loss Pieces insgesamt 251 Mio € und die Zinsunterbeteiligungen insgesamt 118 Mio €.

Sicherungsnehmer	Name der Transaktion	Laufzeit der Transaktion in Jahren	Forderungsart	Kredit-volumen in Mio €	Entlastung der gewichteten Risikoaktiva nach BIZ in Mio €
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Wertpapierportfolio	253	118
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Firmenkundenkredite	524	482
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	private Hypothekendarlehen	602	542
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	50	private Hypothekendarlehen	3 814	1 494
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	50	private Hypothekendarlehen	3 826	1 492
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Firmenkundenkredite	464	427
HVB Banque Luxembourg S.A.	GELDILUX 2001-1	3	Eurokredite	ausgelaufen in 2004	
HVB Banque Luxembourg S.A.	GELDILUX 2002-1	3	Eurokredite	3 000	2 259
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Firmenkundenkredite	636	476
Summe 1998–2002 HVB Group				**13 119**	**7 290**
Bayerische Hypo- und Vereinsbank AG	LOMBARD[1] Securities No. 1	7	Firmenkunden-kredite	802	802
Bayerische Hypo- und Vereinsbank AG	PROMISE COLOR 2003-1	11	Firmenkunden-kredite	805	786
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2003-1	50	private Hypothekendarlehen	2 689	1 704
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2003-1	10	Firmenkundenkredite	1 560	1 430
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2004-1	40	private Hypothekendarlehen	3 132	1 874
HVB Banque Luxembourg S.A.	GELDILUX-TS-2003	3	Eurokredite	1 400	1 319
Summe 2003 HVB Group				**10 388**	**7 915**
Bayerische Hypo- und Vereinsbank AG	Wolfgang	36	Wertpapierfolio	424	306
Summe 2004 HVB Group				**424**	**306**
Insgesamt				**23 931**	**15 511**

[1] Da die First Loss Positionen und damit die wesentlichen Risiken der Lombard Securities Transaktion auf Dritte übertragen wurden, konnte eine Ausbuchung des Forderungsportfolios nach IFRS erzielt werden.

59

Verbindlichkeiten gegenüber Kreditinstituten

Verbindlichkeiten gegenüber Kreditinstituten in Deutschland und übrigen Regionen:

in Mio €	2004	2003
Kreditinstitute in Deutschland	35 835	41 310
Kreditinstitute in übrigen Regionen	67 771	71 654
Insgesamt	**103 606**	**112 964**

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen:

in Mio €	2004	2003
Täglich fällig	10 249	13 619
Befristet mit Restlaufzeit	93 357	99 345
bis 3 Monate	60 565	61 021
über 3 Monate bis 1 Jahr	6 745	13 700
über 1 Jahr bis 5 Jahre	9 418	8 709
über 5 Jahre	16 629	15 915
Insgesamt	**103 606**	**112 964**

Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2004	2003
Verbundene, nicht einbezogene Unternehmen	337	327
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	11 335	11 629
Insgesamt	**11 672**	**11 956**

60

Verbindlichkeiten gegenüber Kunden

Verbindlichkeiten gegenüber Kunden in Deutschland und übrigen Regionen:

in Mio €	2004	2003
Kunden in Deutschland	72 272	72 526
Kunden in übrigen Regionen	72 179	67 786
Insgesamt	**144 451**	**140 312**

Verbindlichkeiten gegenüber Kunden nach Fristen – Spareinlagen und Einlagen aus dem Bauspargeschäft:

in Mio €	2004	2003
Befristet mit Restlaufzeit		
bis 3 Monate	21 070	18 766
über 3 Monate bis 1 Jahr	3 528	3 005
über 1 Jahr bis 5 Jahre	4 822	5 770
über 5 Jahre	7 088	6 998
Insgesamt	**36 508**	**34 539**

Andere Verbindlichkeiten:

in Mio €	2004	2003
Täglich fällig	52 721	48 379
Befristet mit Restlaufzeit	55 222	57 394
bis 3 Monate	35 781	38 106
über 3 Monate bis 1 Jahr	5 084	5 784
über 1 Jahr bis 5 Jahre	7 204	4 790
über 5 Jahre	7 153	8 714
Insgesamt	**107 943**	**105 773**

Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2004	2003
Verbundene, nicht einbezogene Unternehmen	955	1 122
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	1 631	1 176
Insgesamt	**2 586**	**2 298**

61

Verbriefte Verbindlichkeiten

Verbriefte Verbindlichkeiten nach Geschäftsarten:

in Mio €	2004	2003
Begebene Inhaber-schuldverschreibungen	85015	94767
Hypothekenpfandbriefe	32149	37164
Öffentliche Pfandbriefe	9703	10700
Sonstige Schuldverschreibungen	42999	46893
Geldmarktpapiere	164	10
Begebene Namenspapiere	23159	24378
Hypothekenpfandbriefe	17269	18217
Öffentliche Pfandbriefe	5827	6078
Sonstige Schuldverschreibungen	63	83
Andere verbriefte Verbindlichkeiten	1388	3583
Insgesamt	**109562**	**122728**

Verbriefte Verbindlichkeiten nach Fristen:

in Mio €	2004	2003
Befristet mit Restlaufzeit		
bis 3 Monate	10103	11176
über 3 Monate bis 1 Jahr	20406	15984
über 1 Jahr bis 5 Jahre	47914	64899
über 5 Jahre	31139	30669
Insgesamt	**109562**	**122728**

Verbriefte Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2004	2003
Verbundene, nicht einbezogene Unternehmen	1621	1674
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	194	312
Insgesamt	**1815**	**1986**

62

Handelspassiva

Als Handelspassiva werden die negativen beizulegenden Zeitwerte aus derivativen Handelsinstrumenten ausgewiesen. Daneben sind hier vom Handel emittierte Optionsscheine und Zertifikate enthalten.

63

Rückstellungen

in Mio €	2004	2003
Rückstellungen für Pensionen und ähnliche Verpflichtungen	2881	2927
Restrukturierungsrückstellungen	299	142
Rückstellungen im Kreditgeschäft	505	522
Sonstige Rückstellungen	775	702
darunter:		
Langfristige Verpflichtungen gegenüber Arbeitnehmern	173	111
Insgesamt	**4460**	**4293**

Pensionsrückstellungen

Die Rückstellungen für Pensionen und ähnliche Verpflichtungen beinhalten die betriebsinternen Direktzusagen für eine betriebliche Altersversorgung an Mitarbeiter der HVB Group.

Die betriebsinternen Direktzusagen sind teils endgehaltsabhängig, teils basieren sie auf Bausteinplänen mit dynamischer Besitzstandswahrung. Die Pensionsverpflichtungen werden um den beizulegenden Zeitwert eines Planvermögens reduziert. Darüber hinaus leisten Konzernunternehmen Zuwendungen für Zusagen von überbetrieblichen Einrichtungen. Die über Pensionskassen oder kongruent rückgedeckte Unterstützungskassen finanzierten Pensionsverpflichtungen sind entweder beitragsorientiert (»Defined Contribution Plan«) oder können wegen IAS 19.58 und IAS 19.104 materiell als beitragsorientierte Pensionsverpflichtungen behandelt werden. Der Aufwand für die beitragsorientierten Pensionsverpflichtungen betrug 82 Mio € (2003: 88 Mio €).

Bei der Berechnung der Rückstellungen für betriebsinterne Pensionsansprüche wurden der Zinssatz und die erwartete Rendite des Planvermögens im Vergleich zum Vorjahr gesenkt; die anderen Bewertungsparameter blieben unverändert. Die Parameter der HVB AG entwickelten sich wie folgt:

in %	31.12.2004/ 1.1.2005	31.12.2003/ 1.1.2004
Zinssatz	5,0	5,5
Erwartete Rendite des Planvermögens	5,0	5,5
Rentendynamik	1,5	1,5
Gehalts- bzw. Anwartschafts-dynamik	2,5	2,5
Karrieredynamik	0–1,5	0–1,5

Finanzierungsstatus:

	in Mio €
Barwert der Pensionsverpflichtungen,	
die nicht fondsfinanziert sind	3 132
Barwert der Pensionsverpflichtungen,	
die fondsfinanziert sind	1 909
Beizulegender Zeitwert des Planvermögens	-1 751
Ungetilgter versicherungstechnischer Verlust	- 413
Aktivierte Überdeckung des Planvermögens	4
Ausgewiesene Pensionsrückstellungen	**2 881**

Die Korridore von 10% des Maximums aus dem Barwert der Pensionsverpflichtungen und dem beizulegenden Zeitwert der Planvermögen wurden nicht überschritten.

Im Jahresverlauf hat sich die in der Bilanz passivierte Rückstellung für Pensionsverpflichtungen wie folgt entwickelt:

	in Mio €
Stand 1. 1. 2004	2 927
Pensionsaufwand	293
Liquiditätswirksame Zahlungen	-187
Zuwendungen zum Planvermögen	-164
Veränderungen im Konsolidierungskreis	10
Veränderungen aus Währungsumrechnungen	2
Stand 31. 12. 2004	2 881

Der Pensionsaufwand setzt sich wie folgt zusammen:

	in Mio €
Barwert der im Geschäftsjahr erdienten	
Pensionsansprüche	86
Zinsaufwand	253
Aufwand für rückwirkende Verbesserungen	
von Pensionszusagen	41
Erwarteter Ertrag aus Planvermögen	-87
Insgesamt	**293**

Per 31. Dezember 2003 hat die HVB AG ein Planvermögen in Form eines sog. Contractual Trust Arrangement (CTA) eingerichtet. Dabei wurde zur Finanzierung der Pensionsverpflichtungen erforderliches Vermögen an einen rechtlich unabhängigen Treuhänder – die HVB Trust e.V. – übertragen. Gemäß IAS 19.54 sind die übertragenen Vermögenswerte mit den Pensionsrückstellungen zu saldieren. Die Höhe der Pensionsrückstellungen im Konzern reduziert sich entsprechend. In 2004 wurde das Planvermögen vor allem zur Deckung der Pensionsverpflichtungen der ehemaligen Vereins- und Westbank AG erhöht.

Das Planvermögen des HVB Trust e.V. zur Finanzierung der Pensionsverpflichtungen setzt sich wie folgt zusammen:

	in Mio €
Forderungen an HVB AG (durch diese besichert)	1 191
Investmentanteile	532
Festverzinsliche Anlagen	28
Insgesamt	**1 751**

Im Geschäftsjahr hat sich das Planvermögen wie folgt entwickelt:

	in Mio €
Stand 1. 1. 2004	1 613
Zuwendungen zum Planvermögen	164
Tatsächliche Erträge aus dem Planvermögen	55
Auszahlungen an Begünstigte	-81
Stand 31.12.2004	1 751

Restrukturierungs- und sonstige Rückstellungen:

in Mio €	Restrukturierungs-rückstellungen	Rückstellungen im Kreditgeschäft	Sonstige Rückstellungen
Stand 1.1.2004	142	522	702
Veränderungen im Konsolidierungskreis	-5	3	-2
Veränderungen aus Währungsumrechnungen	—	-4	1
Zuführungen zu den Rückstellungen	250	123	285
Auflösungen	—	-139	-63
Umbuchungen	—	4	5
Inanspruchnahmen	-88	-4	-153
Stand 31.12.2004	299	505	775

In den Rückstellungen im Kreditgeschäft sind vor allem Rückstellungen für Avalrisiken, Akkreditive, unwiderrufliche Kreditzusagen und Prozessrisiken im Kreditgeschäft enthalten.

Unter die sonstigen Rückstellungen fallen Rückstellungen wegen Prozesskosten, Schadensersatzleistungen, Drohverlustrückstellungen sowie langfristige Verbindlichkeiten gegenüber Mitarbeitern wie Rückstellungen für Jubiläumszahlungen, Vorruhestand oder Altersteilzeit.

64

rtragsteuerverpflichtungen

in Mio €	2004	2003
Tatsächliche Steuern	414	464
Latente Steuern	2 596	2 090
Insgesamt	**3 010**	**2 554**

65

·onstige Passiva

in Mio €	2004	2003
Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten	5 117	5 084
Sonstige Verbindlichkeiten	4 535	3 966
Rechnungsabgrenzungsposten	352	350
Insgesamt	**10 004**	**9 400**

Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten

Unter die negativen beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate.

Sonstige Verbindlichkeiten

Die sonstigen Verbindlichkeiten umfassen im Wesentlichen Verbindlichkeiten aus Verlustübernahmen, Verrechnungssalden sowie abgegrenzte Verbindlichkeiten nach IAS 37. Die abgegrenzten Verbindlichkeiten enthalten vor allem Verpflichtungen aus Lieferungen und Leistungen mit noch ausstehenden Rechnungen, kurzfristige Verbindlichkeiten gegenüber Mitarbeitern sowie sonstige abgegrenzte Verbindlichkeiten für Provisionen, Zinsen, Sachaufwand und Ähnliches.

66

Nachrangkapital

in Mio €	2004	2003
Nachrangige Verbindlichkeiten	12 802	13 155
Genussrechtskapital	1 987	1 952
Hybride Kapitalinstrumente	3 665	4 076
Insgesamt	**18 454**	**19 183**

Nachrangkapital nach Fristen:

in Mio €	2004	2003
Befristet mit Restlaufzeit		
bis 3 Monate	626	332
über 3 Monate bis 1 Jahr	753	392
über 1 Jahr bis 5 Jahre	5 521	3 453
über 5 Jahre	11 554	15 006
Insgesamt	**18 454**	**19 183**

Das Nachrangkapital (nachrangige Verbindlichkeiten, Genussrechtskapital und hybride Kapitalinstrumente) wurde im Jahr 2004 bankaufsichtsrechtlich sowohl entsprechend den Vorschriften des § 10 Abs. 4, 5, 5a bzw. 7 KWG als auch in Übereinstimmung mit der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 als Kernkapital, Ergänzungskapital bzw. als Drittrangmittel angesetzt.

Nachrangige Verbindlichkeiten
In den nachrangigen Verbindlichkeiten ist kein Einzelposten enthalten, der 10% des Gesamtbetrages übersteigt.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung der Emittenten nicht entstehen. Im Falle des Konkurses oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden.

Für nachrangige Verbindlichkeiten sind Zinsaufwendungen von 647 Mio € angefallen. In der Position nachrangige Verbindlichkeiten sind anteilige Zinsen in Höhe von 284 Mio € enthalten.

Nachrangige Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht, lagen in 2004 nicht vor.

Genussrechtskapital
Das begebene Genussrechtskapital setzt sich nun aus den folgenden wesentlichen Emissionen zusammen:

Emittent	Emissionsjahr	Art	Nominalbetrag in Mio €	Zinssatz	Fälligkeit
Bank Austria AG	1997	Inhaber-Genussscheine	73	6,25	2008
Bank Austria AG	2000	Inhaber-Genussscheine	100	var. verzinst	2007
Bank Austria AG	2000	Inhaber-Genussscheine	73	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	145	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	154	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	307	var. verzinst	2009
Bayerische Hypo- und Vereinsbank AG	1997	Inhaber-Genussscheine	409	6,75	2007
Vereins- und Westbank AG	1995	Inhaber-Genussscheine	102	8,50	2005
Vereins- und Westbank AG	2001	Inhaber-Genussscheine	85	6,30	2011

Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Die jeweiligen Genussscheine gewähren eine dem Gewinnanteil der Aktionäre vorgehende jährliche Ausschüttung; die Ausschüttungen auf die Genussscheine sind dadurch begrenzt, dass durch sie kein Bilanzverlust entstehen darf.

Außer bei den Genussscheinen der Bank Austria AG ist im Falle einer Verminderung der Ausschüttung der fehlende Betrag – soweit dadurch kein Bilanzverlust entsteht – in den folgenden Geschäftsjahren nachzuzahlen; ein Nachzahlungsanspruch besteht jedoch nur während der Laufzeit der Genussscheine.

Die Rückzahlung der Genussscheine erfolgt zum Nennbetrag; im Falle eines Bilanzverlustes oder bei Herabsetzung des Grundkapitals zur Deckung von Verlusten vermindert sich der Rückzahlungsanspruch anteilig.

Werden nach einer Teilnahme der Genussscheine am Verlust in den folgenden Geschäftsjahren Gewinne erzielt, so sind aus diesen – nach Wiederauffüllung der gesetzlichen Rücklagen – die Rückzahlungsansprüche der Genussscheine zu erhöhen, bevor eine andere Gewinnverwendung vorgenommen wird; diese Verpflichtung besteht nur während der Laufzeit der Genussscheine.

Für die Inhaber der Genussscheine der HypoVereinsbank AG gilt für 2004 folgende Regelung: Die HypoVereinsbank AG geht derzeit davon aus, dass sie in den Folgejahren Gewinne erzielen wird, die dazu führen werden, dass die Rückzahlung zum Nennbetrag erfolgen wird. Daher wurde der Bilanzwert in 2004 nicht verändert. Die Zinszahlung für das Geschäftsjahr 2004 erfolgt am 12. Mai 2005.

Hybride Kapitalinstrumente

Per 31. Dezember 2004 trägt hybrides Kernkapital in Höhe von 3570 Mio € zur Stärkung unserer Kernkapitalbasis bei.

Unter den Begriff der hybriden Kernkapitalinstrumente fallen Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien (Preferred Shares), die durch eigens für diesen Zweck gegründete Tochtergesellschaften begeben werden.

Diese Instrumente unterscheiden sich vom Ergänzungskapital insbesondere dadurch, dass sie hinsichtlich ihrer Laufzeit härteren Anforderungen unterliegen. So haben wir für Vermögenseinlagen stiller Gesellschafter eine Mindestlaufzeit von 10 Jahren und für Preferred Shares eine unbegrenzte Laufzeit mit den Investoren vereinbart. Darüber hinaus dürfen hybride Kernkapitalinstrumente im Konkursfall erst nach Rückzahlung des Ergänzungskapitals (Nachrangverbindlichkeiten, Genussrechtskapital) befriedigt werden.

Im Unterschied zu den traditionellen Kernkapitalkomponenten (zum Beispiel Aktien) ist bei hybriden Instrumenten der Gewinnanspruch in Form einer festen Verzinsung vorgesehen. Darüber hinaus können hybride Kapitalemissionen sowohl als zeitlich unbegrenzte Instrumente als auch als langfristige rückzahlbare Emissionen begeben werden.

Die Anerkennung des hybriden Kernkapitals als aufsichtsrechtliches Kernkapital wurde sowohl von der Bundesanstalt für Finanzdienstleistungsaufsicht als auch vom Baseler Bankenausschuss ausdrücklich bestätigt. Allerdings ist die aufsichtsrechtliche Anerkennung des rückzahlbaren, hybriden Kernkapitals auf 15% des gesamten Kernkapitals begrenzt.

67

Anteile in Fremdbesitz

	in Mio €
Stand 1.1.2004	2476
Erfolgsneutrale Bewertungsanpassungen	
von Finanzinstrumenten	49
AfS-Rücklage	29
Hedge-Rücklage	20
Erfolgswirksame Wertänderungen	
von Finanzinstrumenten	–4
Zugang aus Kapitalerhöhungen	118
Abgang aus Kapitalherabsetzungen	–6
Einstellung aus dem Jahresüberschuss	286
Ausschüttungen	–100
Veränderungen des Konsolidierungskreises	–346
Veränderungen aus Währungseinfluss und	
sonstige Veränderungen	42
Stand 31.12.2004	2515

68

Eigenkapital

Entwicklung des gezeichneten, genehmigten und bedingten Kapitals der HVB AG:

Zusammensetzung des gezeichneten Kapitals

Am 31. Dezember 2004 war das gezeichnete Kapital der HVB AG in Höhe von 2252 Mio € (2003: 1609 Mio €) eingeteilt in:

in Stück	2004	2003
auf den Inhaber lautende		
Stammaktien	736145540	521735100
auf den Namen lautende		
Vorzugsaktien	14553600	14553600

Genehmigtes Kapital:

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31.12.2004 in Mio €
2001	22.5.2006	780	137

Die Kapitalerhöhung gegen Bareinlage durch Ausgabe von 214 410 440 neuen, auf den Inhaber lautenden Stammaktien (dies entspricht 643 Mio €) erfolgte unter teilweiser Ausnutzung des genehmigten Kapitals.

Der auf der Hauptversammlung verabschiedete Beschluss zur Auflösung der verbliebenen 137 Mio € bei zeitgleicher Neugenehmigung von 990 Mio € wurde im Hinblick auf Einwendungen von Aktionären vom Registergericht noch nicht eingetragen und ist daher noch nicht wirksam.

Bedingtes Kapital:

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31.12.2004 in Mio €
2003	14.5.2008	375	375

Aufgliederung der Gewinnrücklagen:

in Mio €	2004	2003
Gesetzliche Rücklage	—	—
Rücklage für eigene Anteile	—	—
Andere Gewinnrücklagen	—	—
Insgesamt	**—**	**—**

69

Eigene Aktien

Am 31. Dezember 2004 hatten weder die HVB AG noch von ihr abhängige oder in Mehrheitsbesitz stehende Unternehmen wesentliche Bestände an Aktien (eigene Aktien) oder anderen Eigenkapitalinstrumenten der HVB AG im Bestand.

Die Möglichkeit des Erwerbs eigener Aktien erfolgte im Berichtszeitraum auf Grundlage der durch die Hauptversammlungsbeschlüsse der HVB AG vom 14. Mai 2003 und 29. April 2004 erteilten Ermächtigung gemäß § 71 Abs. 1 Nr. 7 AktG.

Im Rahmen des Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG 110 716 167 Aktien der HVB AG zu den jeweiligen Tageskursen erworben und 110 674 365 Aktien der HVB AG zu den jeweiligen Tageskursen veräußert.

Die eigenen Aktien wurden zu einem durchschnittlichen Ankaufspreis von 16,58 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 16,63 € je Stück wieder veräußert. Die im Berichtszeitraum gekauften Stücke entsprechen einem Betrag von 332 Mio € bzw. 14,7% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien belief sich während des Berichtszeitraums auf 2 516 755 Stück Aktien, das entspricht einem Betrag von 8 Mio € bzw. 0,3% des Grundkapitals.

Am 31. Dezember 2004 waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 4 815 908 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 14 Mio € bzw. einem Anteil von 0,6% des Grundkapitals.

70

Vermögenswerte und Verbindlichkeiten in Fremdwährung

in Mio €	2004	2003
Fremdwährungsaktiva	94 389	97 542
darunter:		
USD	43 153	41 423
JPY	4 992	8 863
CHF	19 615	17 208
Fremdwährungspassiva		
(ohne Eigenmittel)	87 050	96 871
darunter:		
USD	34 629	43 271
JPY	4 501	8 750
CHF	18 536	16 810

Betragliche Unterschiede zwischen Fremdwährungsaktiva und -passiva ergeben sich, weil nur die bilanziellen Posten in dieser Aufstellung berücksichtigt werden. Das außerbilanzielle Volumen ist nicht enthalten, also auch nicht die zur Sicherung abgeschlossenen Geschäfte.

71

Treuhandgeschäfte

Die nachfolgenden Tabellen zeigen das Volumen der in der Konzernbilanz nicht ausgewiesenen Treuhandgeschäfte.

Treuhandvermögen:

in Mio €	2004	2003
Forderungen an Kreditinstitute	261	104
Forderungen an Kunden	5 841	1 097
Aktien und andere nicht festverzinsliche Wertpapiere	54	2 780
Schuldverschreibungen	9	9
Beteiligungen	136	38
Sachanlagen	143	153
Sonstige Vermögenswerte	11	3
Restliche Treuhandforderungen	1	1
Insgesamt	**6 456**	**4 185**

Treuhandverbindlichkeiten:

in Mio €	2004	2003
Verbindlichkeiten gegenüber Kreditinstituten	219	243
Verbindlichkeiten gegenüber Kunden	5 313	3 436
Verbriefte Verbindlichkeiten	583	282
Sonstige Verbindlichkeiten	341	224
Insgesamt	**6 456**	**4 185**

72

Sicherheitenübertragung für eigene Verbindlichkeiten

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben. Sie gliedern sich wie folgt:

in Mio €	2004	2003
Verbindlichkeiten gegenüber Kreditinstituten	39 113	38 689
Verbindlichkeiten gegenüber Kunden	5 435	6 409
Verbriefte Verbindlichkeiten	2 907	2 993
Eventualverbindlichkeiten	395	105
Insgesamt	**47 850**	**48 196**

Die als Sicherheit für eigene Verbindlichkeiten gestellten Vermögenswerte entfallen auf:

in Mio €	2004	2003
Handelsaktiva	13 484	14 504
Forderungen an Kreditinstitute	708	602
Forderungen an Kunden	17 551	19 916
Finanzanlagen	16 107	13 174
Sachanlagen	—	—
Insgesamt	**47 850**	**48 196**

73

Erläuterungen zu den Positionen der Kapitalflussrechnung

Die Kapitalflussrechnung zeigt die Zahlungsströme des Geschäftsjahres, aufgeteilt in die Bereiche »operative Geschäftstätigkeit«, »Investitionstätigkeit« und »Finanzierungstätigkeit«. Die operative Geschäftstätigkeit definieren wir weit, sodass die Abgrenzung entsprechend dem Betriebsergebnis vorgenommen wird.

Der ausgewiesene Zahlungsmittelbestand entspricht dem Bilanzposten Barreserve und enthält den Kassenbestand, die Guthaben bei Zentralnotenbanken sowie die Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind.

Die Position Veränderung anderer zahlungsunwirksamer Posten enthält die Bewertungsänderungen von Finanzinstrumenten, die Nettozuführung zu den latenten Steuern, die Veränderung der Rückstellungen, die Veränderung anteiliger und abgegrenzter Zinsen, die Auflösung von Agio und Disagio, die Veränderung aus der at-Equity-Bewertung sowie Fremdanteile am Jahresergebnis.

Im Geschäftsjahr 2004 wurden Anteile an vollkonsolidierten Unternehmen zu einem Kaufpreis in Höhe von 135 Mio € erworben, welche in Höhe von 135 Mio € zu einem Zahlungsmittelabfluss führten. Dagegen wurden Erlöse aus der Veräußerung von Anteilen in Höhe von 148 Mio € erzielt, davon 148 Mio € in bar. Vermögenswerte und Verbindlichkeiten von erworbenen und veräußerten vollkonsolidierten Unternehmen setzen sich wie folgt zusammen:

in Mio €	Erworben	Veräußert
Aktiva		
Barreserve	118	115
Handelsaktiva	64	—
Forderungen an Kreditinstitute	314	527
Forderungen an Kunden	969	571
Wertberichtigungen auf Forderungen	-142	-77
Finanzanlagen	554	210
Sachanlagen	18	14
Übrige Aktiva	64	22
Passiva		
Verbindlichkeiten gegenüber		
Kreditinstituten	549	218
Verbindlichkeiten gegenüber Kunden	1 089	1 002
Rückstellungen	31	31
Übrige Passiva	290	131

Änderungen des Zahlungsmittelbestands, die sich durch Veränderungen des Konsolidierungskreises ergeben, werden in der Kapitalflussrechnung gesondert ausgewiesen.

74

Beizulegende Zeitwerte der Finanzinstrumente

Die angegebenen beizulegenden Zeitwerte der Finanzinstrumente im Sinne von IAS 32 entsprechen den Beträgen, zu denen am Bilanzstichtag zwischen sachverständigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern ein Vermögenswert getauscht oder eine Verbindlichkeit beglichen werden könnte.

Die beizulegenden Zeitwerte wurden stichtagsbezogen auf Basis der zur Verfügung stehenden Marktinformationen sowie unternehmensindividueller Berechnungsmethoden ermittelt.

Die beizulegenden Zeitwerte bestimmter zu Nominalwerten bilanzierter Finanzinstrumente entsprechen nahezu ihren Buchwerten. Hierunter fallen etwa Barreserve sowie Forderungen und Verbindlichkeiten ohne eindeutige Fälligkeit oder Zinsbindung. Bei den übrigen Forderungen und Verbindlichkeiten werden die zukünftig erwarteten Cashflows mit aktuellen Zinssätzen auf den Barwert diskontiert.

Für die an Börsen gehandelten Wertpapiere und Derivate sowie bei börsennotierten Schuldtiteln wird auf quotierte Marktpreise zurückgegriffen. Der beizulegende Zeitwert der übrigen Wertpapiere wird als Barwert der zukünftig erwarteten Cashflows ermittelt.

Die beizulegenden Zeitwerte der Zins- und Zins-Währungs-Swap-Vereinbarungen sowie Zinstermingeschäfte werden auf Basis abgezinster Cashflows ermittelt. Dabei werden die für die Restlaufzeit der Finanzinstrumente geltenden Marktzinssätze verwendet.

Der beizulegende Zeitwert von Devisentermingeschäften wird auf Basis von aktuellen Terminkursen bestimmt. Optionen werden mittels Kursnotierungen oder anerkannter Modelle zur Ermittlung von Optionspreisen bewertet. Als Bewertungsmodelle dienen für einfache europäische Optionen die gängigen Black & Scholes- (Aktien-, Währungs- und Indexinstrumente) oder lognormalen Modelle (Zinsinstrumente). Bei exotischeren Instrumenten werden die Zinsen über Term-Structure Modelle mit der aktuellen Zinsstruktur sowie Caps- und Swaption-Volatilitäten als bewertungsrelevanten Parametern simuliert. Die Auszahlungsstruktur der Aktien- bzw. Indizes der exotischen Instrumente wird entweder mittels Black & Scholes- oder ein stochastisches Volatilitäts-Modell mit Aktienpreisen, Volatilitäten, Korrelationen und Dividendenerwartungen als Parametern bewertet.

Die beizulegenden Zeitwerte von unwiderruflichen Kreditzusagen entsprechen ihren Buchwerten.

Die Differenz zwischen den beizulegenden Zeitwerten und den Buchwerten beträgt bei den Aktiva 10,4 Mrd € und bei den Passiva 4,7 Mrd €. Der Saldo dieser Werte beträgt 5,7 Mrd € (2003: 6,0 Mrd €). Die Entwicklung dieser Größe im Zeitablauf hängt von Veränderungen der Börsenkurse und der in die Berechnung der beizulegenden Zeitwerte einfließenden Bewertungsparameter, insbesondere von Veränderungen des Zinsniveaus sowie Bestandsveränderungen bei den Finanzinstrumenten ab.

in Mrd €	Buchwerte	Beizulegender Zeitwert	Buchwerte	Beizulegender Zeitwert
	2004	2004	2003	2003
Aktiva				
Barreserve	7,5	7,5	5,7	5,7
Handelsaktiva	91,7	91,7	80,5	80,5
Forderungen an Kreditinstitute[1]	47,3	47,4	52,6	52,7
Forderungen an Kunden[1]	262,0	272,1	272,3	281,9
Finanzanlagen[2]	42,2	42,4	51,8	51,9
Sonstige Aktiva[3]	3,2	3,2	3,0	3,0
Passiva				
Verbindlichkeiten gegenüber Kreditinstituten	103,6	103,6	113,0	113,0
Verbindlichkeiten gegenüber Kunden	144,4	145,3	140,3	140,7
Verbriefte Verbindlichkeiten	109,6	113,0	122,7	125,8
Handelspassiva	59,9	59,9	55,2	55,2
Sonstige Passiva[3]	5,1	5,1	5,1	5,1
Nachrangkapital	18,5	18,9	19,2	19,5
Sonstige Positionen				
Unwiderrufliche Kreditzusagen	46,9	46,9	51,6	51,6

[1] Abzüglich Wertberichtigungen auf Forderungen.
[2] HtM- und AfS-Finanzanlagen.
[3] Positive bzw. negative Zeitwerte aus derivativen Finanzinstrumenten.

75

Wesentliche Konzentrationen von Aktiva und Passiva

Das Aktiv- und Passivgeschäft des Konzerns hat eine ausgewogene Struktur und enthält keine signifikanten Konzentrationen.

Anteil am Kreditvolumen in %	2004	2003
Kommunaldarlehen	6,9	7,7
Immobilienfinanzierungen	36,6	37,5
Übrige Forderungen	46,9	45,0
Eventualverbindlichkeiten	9,6	9,8
Insgesamt	**100,0**	**100,0**

Auch die ausgewogene Fristenstruktur unseres Passivgeschäfts lässt keine signifikanten Risikokonzentrationen erkennen.

Ausführliche Angaben zu den Risiken unseres Geschäfts haben wir in den Risk Report aufgenommen.

76

Bankaufsichtsrechtliche Kennzahlen (auf HGB-Basis)

Nach der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht (BIZ) vom Juli 1988 darf die Kernkapitalquote (Kernkapital/gewichtete Risikoaktiva) 4,0% und die Eigenkapitalquote (Eigenkapital/gewichtete Risikoaktiva) 8,0% nicht unterschreiten. Gleichzeitig ist die aus der Relation der Eigenmittel zur Summe aus den gewichteten Risikoaktiva und dem 12,5fachen Anrechnungsbetrag der Marktrisikopositionen errechnete Eigenmittelquote mit mindestens 8,0% einzuhalten.

Die Eigenmittel bestehen aus dem Kern- und Ergänzungskapital (Eigenkapital) sowie den Drittrangmitteln. Bei den Drittrangmitteln handelt es sich um kurzlaufende nachrangige Verbindlichkeiten, die wir nur zur Unterlegung der Marktrisikopositionen verwenden. Zur Messung der Marktrisikopositionen haben wir im Konzern interne Modelle eingesetzt.

Die Eigenmittel gemäß BIZ nach festgestellten Jahresabschlüssen, die Risikoaktiva und die Marktrisikopositionen stellen sich zum 31. Dezember 2004 wie folgt dar:

	2004	2003
Eigenmittel[1] in Mio €		
Tier I		
Stammaktien	2 208	1 565
Kapitalrücklage, Gewinnrücklagen, Anteile in Fremdbesitz, Eigene Aktien	9 560	9 552
Hybride Kapitalinstrumente (Silent Partnership Certificates und Trust Preferred Securities) ohne anteilige Zinsen	3 570	3 156
Sonstiges	383	92
Kernkapital insgesamt	**15 721**	**14 365**
Tier II		
Unrealisierte Reserven in Wertpapieren	313	308
Vorsorgereserven	52	63
Kumulative Vorzugsaktien	44	44
Genussrechtsverbindlichkeiten	1 723	1 841
Nachrangige Verbindlichkeiten	7 861	7 182
Sonstiges	114	541
Ergänzungskapital insgesamt	**10 107**	**9 979**
Eigenkapital insgesamt	**25 828**	**24 344**
Drittrangmittel	1 262	1 240
Eigenmittel insgesamt	**27 090**	**25 584**

[1] Konsolidierungskreis und -methoden gemäß Bankaufsichtsrecht.

	2004	2003
Risikoaktiva in Mrd €		
Bilanzaktiva	209	212
Traditionelle außerbilanzielle Aktiva	25	25
Derivate des Anlagebuches	—	—
Adressenausfallrisiken des Handelsbuches	5	5
Risikoaktiva insgesamt	**239**	**242**
Marktrisikopositionen in Mio €	**1 768**	**1 736**

Zum 31. Dezember 2004 (nach festgestellten Jahresabschlüssen) ergeben sich folgende Quoten gemäß Baseler Eigenmittelempfehlung:

in %	2004	2003
Kernkapitalquote (Kernkapital/Risikoaktiva)	6,6	5,9
Kernkapitalquote unter Einbezug von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungseffekten	6,2	—
Eigenkapitalquote (Eigenkapital/Risikoaktiva)	10,8	10,1
Eigenmittelquote (Gesamtkennziffer) (Eigenmittelquote/[Risikoaktiva + 12,5 x Marktrisikopositionen])	10,4	9,7

Nach §§ 10 und 10a KWG belaufen sich die Eigenmittel auf 26 415 Mio €. Das haftende Eigenkapital, das sich aus Kern- und Ergänzungskapital abzüglich des Abzugspostens zusammensetzt, beträgt 25 049 Mio €. Dem Ergänzungskapital haben wir nicht realisierte Reserven nach § 10 Abs. 2 b Satz 1 Nr. 6 und 7 KWG in Höhe von 601 Mio € zugerechnet.

Auch unsere Eigenmittel gemäß BIZ berechnen sich auf Basis der Einzelabschlüsse der einbezogenen Unternehmen unter Berücksichtigung der Besonderheiten des Bankaufsichtsrechts. Im Vergleich zu den in der IFRS-Bilanz ausgewiesenen Kapitalpositionen ergibt sich folgende Überleitungsrechnung:

in Mio €	Kernkapital	Ergänzungskapital	Drittrangmittel	Eigenmittel insgesamt
In IFRS-Bilanz ausgewiesen				
Eigenkapital	11 485			11 485
Anteile in Fremdbesitz	2 515			2 515
Nachrangkapital (Hybride Kapitalinstrumente, Genussrechtskapital und nachrangige Verbindlichkeiten)	3 665	14 789		18 454
Überleitung zu den BIZ-Eigenmitteln				
AfS-Rücklage	-132			-132
Hedge-Rücklage	457			457
Kumulative Vorzugsaktien	- 44	44		—
Noch nicht abgeschriebener Goodwill lt. Bilanz	- 2 011			- 2 011
Bankaufsichtsrechtlich bedingte Abzugsposten (z. B. Marktpflege, Restlaufzeitbegrenzung, anteilige Zinsen)	- 45	- 2 932		- 2 977
Bankaufsichtsrechtlich bedingte Umgliederungen	- 50	- 2 223	2 273	—
Ungenutzte anrechenbare Drittrangmittel			-1 011	-1 011
Unrealisierte Reserven in Wertpapieren		313		313
Allgemeine Rückstellungen/Reserven für Forderungsausfälle		201		201
Sonstige Effekte (z. B. Unterschiede im Konsolidierungskreis und in den -methoden)	-119	- 85		- 204
Eigenmittel gemäß BIZ	**15 721**	**10 107**	**1 262**	**27 090**

77

Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	2004	2003
Eventualverbindlichkeiten[1]	**31 334**	**33 060**
aus weitergegebenen abgerechneten Wechseln	19	23
aus Bürgschaften und Gewährleistungsverträgen	31 315	33 037
Kreditbürgschaften	7 432	9 409
Erfüllungsgarantien und Gewährleistungen	20 989	21 231
Handelsbezogene Bürgschaften (Akkreditive)	2 894	2 397
Andere Verpflichtungen	**55 742**	**58 422**
Rücknahmeverpflichtungen aus unechten Pensionsgeschäften	787	771
Unwiderrufliche Kreditzusagen	46 865	51 575
Buchkredite	40 050	45 228
Avalkredite	3 765	4 253
Hypotheken- und Kommunaldarlehen	2 818	1 741
Wechselkredite	232	353
Lieferverpflichtungen aus Wertpapierleihen	5 706	4 001
Sonstige Verpflichtungen	2 384	2 075
Insgesamt	**87 076**	**91 482**

[1] Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

Weder bei den Eventualverbindlichkeiten noch bei den anderen Verpflichtungen gibt es Einzelpositionen von wesentlicher Bedeutung. Bürgschafts- und Gewährleistungsverpflichtungen sowie unwiderrufliche Kreditzusagen gegenüber nicht einbezogenen Tochterunternehmen beliefen sich auf 361 Mio € (2003: 352 Mio €) bzw. 85 Mio € (2003: 56 Mio €).

Den größten Einzelposten unter den sonstigen Verpflichtungen stellen die Platzierungs- und Übernahmeverpflichtungen in Höhe von 507 Mio € (2003: 487 Mio €) dar. Ferner bestehen sonstige Verpflichtungen unter anderem aus Miet-, Pacht-, Leasing- und Wartungsverträgen sowie aus der Anmietung von Gewerbeflächen und der Nutzung von technischen Geräten. Sie belaufen sich auf 473 Mio € (2003: 490 Mio €) jährlich. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Gegenüber Hotelbetriebsgesellschaften, an denen wir mittelbar mehrheitlich beteiligt sind, haben wir erklärt, dass wir etwaige Verluste dieser Gesellschaften durch Ertragszuschüsse ausgleichen werden.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Bei der nicht konsolidierten HVB Immobilien AG und deren ebenfalls nicht konsolidierten Tochtergesellschaften bestehen sonstige finanzielle Verpflichtungen aus längerfristigen Miet- und Leasingverträgen.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2004 auf 418 Mio € (2003: 463 Mio €), die Haftsummen für Genossenschaftsanteile auf 1 Mio € (2003: 1 Mio €). Nachhaftungen gemäß § 24 GmbHG bestanden bei 2 Gesellschaften mit beschränkter Haftung in Höhe von 16 Mio € (2003: 16 Mio €).

Bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, bestand Ende 2004 eine anteilige Nachschusspflicht gemäß § 26 GmbHG in Höhe von 58 Mio € (2003: 54 Mio €), sowie bei der CMP Fonds I GmbH in Höhe von 22 Mio € (2003: 30 Mio €). Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an einer Personengesellschaft.

Gemäß § 5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für die Vereinsbank Victoria Bauspar AG abgegeben.

Ferner haben wir uns in Bestätigung und Fortsetzung unserer bereits bestehenden Haftungserklärung für die Hypo Real Estate Bank AG und die inzwischen mit ihr verschmolzene Westfälische Hypothekenbank AG gegenüber dem Bundesverband deutscher Banken e.V., Berlin, verpflichtet, diesen von allen Verlusten freizustellen, die dem Bundesverband durch Maßnahmen gemäß § 2 Abs. 2 des Status des Einlagensicherungsfonds zu Gunsten der fusionierten Gesellschaft entstehen. Diese Erklärung ist befristet bis 31. Dezember 2005.

Neben der HVB AG und deren verbundenen Kreditinstituten in Deutschland haften unsere Tochtergesellschaften in den übrigen Regionen als Mitglied bei Einlagensicherungseinrichtungen ihres Landes im Rahmen der jeweiligen Bestimmungen.



Patronatserklärung

Für die folgenden Gesellschaften trägt die HVB AG, abgesehen vom Fall des politischen Risikos, bis zu der Höhe ihrer jeweiligen Anteilsbesitzquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
Bankhaus Neelmeyer AG, Bremen[1]
DAB Bank AG, München[2]
Financial Markets Service Bank GmbH, München
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
2. Kreditinstitute in übrigen Regionen
Bank Austria Creditanstalt Aktiengesellschaft, Wien[2]
HVB Bank Latvia AS, Riga[1]
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Singapore Limited, Singapur
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew
3. Finanzunternehmen
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg[1]
HVB Alternative Financial Products AG, Wien
HVB Risk Management Products Inc., New York
Vereins- und Westbank Beteiligungsgesellschaft S.A., Luxemburg[1]
4. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

[1] Die Gesellschaft wurde im Zuge der Verschmelzung der Vereins- und Westbank AG auf die HVB AG neu aufgenommen.

[2] Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.

In dem Umfang, in dem sich unsere Anteilsbesitzquote an der jeweiligen Gesellschaft reduziert, reduziert sich auch unsere Verpflichtung aus der vorstehenden Patronatserklärung hinsichtlich solcher Verpflichtungen der entsprechenden Gesellschaft, die erst nach dem Absinken unserer Anteilsbesitzquote begründet werden.

Für Gesellschaften, die im Geschäftsjahr 2004 oder einem früheren Geschäftsjahr aus der HVB Group ausgeschieden sind, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group begründet wurden, werden weder von obiger noch von früher abgegebenen Patronatserklärungen erfasst.

79

Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen

Transaktionen mit nahestehenden Unternehmen und Personen werden grundsätzlich zu Marktpreisen durchgeführt.

In der Entsprechenserklärung zum Deutschen Corporate Governance Kodex gemäß § 161 AktG vom 13. Dezember 2004 haben Vorstand und Aufsichtsrat erklärt, dass die Vergütung für den Sprecher des Vorstands künftig individualisiert angegeben wird.

Bezüge an Organmitglieder sowie an die erste operative Führungsebene:

in Mio €		Fixum		Erfolgsbezogene Komponenten		Komponenten mit langfristiger Anreizwirkung		Insgesamt
	2004	2003	2004	2003	2004	2003	2004	2003
Mitglieder des Vorstands der HVB AG	4	4	3	2	2	2	9[1]	8
davon entfielen Bezüge auf den Sprecher des Vorstands für 2004	0,8		0,4		0,4		1,6	
Mitglieder des Aufsichtsrats der HVB AG für Aufsichtsratstätigkeit	1	1	—	—	—	—	1	1
Mitglieder des Beirats und des europäischen Beraterkreises							1	1
Frühere Mitglieder des Vorstands der HVB AG und deren Hinterbliebene							9	17
Erste operative Führungsebene							20	20

[1] Darin enthalten ist 1 Mio €, ausgezahlt im Geschäftsjahr 2004, die nicht im Jahresabschluss 2003 enthalten war.

Den Mitgliedern des Vorstands werden im üblichen Rahmen Sachbezüge gewährt. Diese Werte sind in dem ausgewiesenen Fixum enthalten.

Vergütungen der Vorstandsmitglieder oder Angestellten der HVB AG für Aufsichtsratsmandate bei Konzernunternehmen sind an die HVB AG abzuführen. Mitglieder des Aufsichtsrats erhielten in 2004 keine Bezüge für persönlich erbrachte Leistungen.

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2004 Pensionsrückstellungen im Konzern in Höhe von 97 Mio €.

Vergütung der Aufsichtsratsmitglieder

Für das Geschäftsjahr 2004, für das keine dividendenabhängige Vergütung angefallen ist, stellt sich die Vergütung der Aufsichtsratsmitglieder wie folgt dar:

in €	Feste Vergütung	Vergütung für Ausschusstätigkeit	Insgesamt (ohne Umsatzsteuer)
Dr. Dr. h. c. Albrecht Schmidt, Vorsitzender	30000	100000	130000
Peter König, stellv. Vorsitzender	22500	20000	42500
Dr. Hans-Jürgen Schinzler, stellv. Vorsitzender	22500	20000	42500
Dr. Manfred Bischoff	15000	—	15000
Dr. Mathias Döpfner[1]	10082	—	10082
Volker Doppelfeld	15000	—	15000
Klaus Grünewald	15000	—	15000
Anton Hofer	15000	20000	35000
Max Dietrich Kley[2]	5943	7924	13867
Friedrich Koch	15000	—	15000
Hanns-Peter Kreuser	15000	20000	35000
Dr. Lothar Meyer	15000	40000	55000
Dr. Diether Münich[3]	4426	—	4426
Herbert Munker	15000	20000	35000
Dr. Siegfried Sellitsch	15000	20000	(23923)[4] 35000
Professor Dr. Wilhelm Simson	15000	20000	35000
Professor Dr. Dr. h. c. Hans-Werner Sinn	15000	20000	35000
Maria-Magdalena Stadler	15000	—	15000
Ursula Titze	15000	—	15000
Jens-Uwe Wächter	15000	20000	35000
Helmut Wunder	15000	20000	35000
Summe	**320451**	**347924**	**(657298) 668375**

[1] Seit 29. April 2004.
[2] Bis 25. März 2004 und wieder seit 2. November 2004.
[3] Vom 13. Januar 2004 bis 29. April 2004.
[4] Abzüglich 30% Aufsichtsratssteuer und 5,5% Solidaritätszuschlag.

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen an sowie der eingegangenen Haftungsverhältnisse für Aufsichtsrats- und Vorstandsmitglieder sowie an die erste operative Führungsebene wie folgt dar:

in Mio €	2004	2003
Mitglieder des Vorstands		
der HVB AG	9	9
Mitglieder des Aufsichtsrats		
der HVB AG	2	2
Erste operative Führungsebene	6	7

Alle Kredite an Mitglieder des Vorstands, des Aufsichtsrats und an die erste operative Führungsebene werden zu marktüblichen Konditionen verzinst.

Im Geschäftsjahr 2004 von Personen mit Führungsaufgaben sowie von Personen, die mit diesen in einer engen Beziehung stehen, erworbene oder veräußerte Aktien der HVB AG oder sich darauf beziehende Finanzinstrumente gemäß Mitteilungspflicht nach § 15a WpHG (Directors' Dealings):

	Transaktionsart	Bezeichnung des Wertpapiers bzw. Derivats	Wertpapierkennnummer/ ISIN-Nummer	Datum des Geschäftsabschlusses	Preis je Stück	Stückzahl	Nennbetrag des Wertpapiers bzw. Derivats
Henning Giesecke, Bereichsvorstand	Verkauf	Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank AG 80311 München	WKN: 802200 ISIN: DE0008022005	8.11.2004	16,– €	700	3,– € je Stück insgesamt 2 100,– €

Die Mitglieder des Vorstands und des Aufsichtsrats hielten am 31. Dezember 2004 zusammen einen Anteil von weniger als 1% der insgesamt von der HVB AG ausgegebenen Aktien.

80

Mitarbeiterinnen und Mitarbeiter

Durchschnittlicher Personalstand:

	2004	2003
Mitarbeiter (ohne Auszubildende)	57 134	61 864
Vollzeitbeschäftigte	49 081	53 144
Teilzeitbeschäftigte	8 053	8 720
Auszubildende	1 304	1 662

81

Geschäftsstellen

Geschäftsstellen nach Regionen:

	2003	Zugänge	Abgänge		Veränderungen	2004
		Neu-eröffnungen	Schließungen	Zusammen-legungen	des Konsol.-Kreises	
Deutschland						
Baden-Württemberg	26				-1	25
Bayern	400		3	4	-3	390
Berlin	7					7
Brandenburg	8					8
Bremen	8					8
Hamburg	38					38
Hessen	15				-1	14
Mecklenburg-Vorpommern	7				1	8
Niedersachsen	26				1	27
Nordrhein-Westfalen	20				1	21
Rheinland-Pfalz	22					22
Saarland	9					9
Sachsen	11		1			10
Sachsen-Anhalt	11					11
Schleswig-Holstein	77		1		-2	74
Thüringen	8	1				9
Zwischensumme	**693**	**1**	**5**	**4**	**-4**	**681**
Übrige Regionen						
Österreich	421			13	-3	405
Übriges Westeuropa	18		1		1	18
Zentral- und Osteuropa	895	69	47	9	-10	898
Amerika	17		1			16
Asien	15					15
Afrika	2					2
Australien	1					1
Zwischensumme	**1369**	**69**	**49**	**22**	**-12**	**1355**
Insgesamt	**2062**	**70**	**54**	**26**	**-16**	**2036**

82

Mitglieder des Aufsichtsrats und des Vorstands

Aufsichtsrat

Dr. Dr. h.c. Albrecht Schmidt
Vorsitzender

Peter König
Stellv. Vorsitzender

Dr. Hans-Jürgen Schinzler
Stellv. Vorsitzender

Dr. Manfred Bischoff

Dr. Mathias Döpfner
seit 29. 4. 2004

Volker Doppelfeld

Klaus Grünewald

Anton Hofer

Max Dietrich Kley
bis 25. 3. 2004 und
wieder seit 2. 11. 2004

Friedrich Koch

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
vom 13. 1. 2004 bis 29. 4. 2004

Herbert Munker

Dr. Siegfried Sellitsch

Professor Dr. Wilhelm Simson

Professor Dr.
Dr. h. c. Hans-Werner Sinn

Maria-Magdalena Stadler

Ursula Titze

Jens-Uwe Wächter

Helmut Wunder

Vorstand

Johann Berger
ab 1. 4. 2005

Dr. Stefan Jentzsch

Dr. Michael Kemmer

Christine Licci
seit 17. 1. 2005

Michael Mendel

Dieter Rampl
Sprecher des Vorstands

Gerhard Randa
bis 12. 5. 2005

Dr. Wolfgang Sprißler

München, den 1. März 2005

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

DER VORSTAND

Jentzsch Kemmer Licci Mendel

Rampl Randa Sprißler

Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den International Financial Reporting Standards (IFRS) liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss abzugeben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung sowie unter ergänzender Beachtung der International Standards on Auditing (ISA) vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den International Financial Reporting Standards ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 aufgestellten Konzernlagebericht (Financial Review und Risk Report) erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht (Financial Review und Risk Report) insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht (Financial Review und Risk Report) für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2004 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

München, den 4. März 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann	Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer

Aufsichtsrat

Ehrenvorsitzender des Aufsichtsrats

Dr. Maximilian Hackl
† 25. 6. 2004
Ehemaliger Sprecher des Vorstands und ehemaliger Vorsitzender des Aufsichtsrats der Bayerischen Vereinsbank Aktiengesellschaft, Krailling

Aufsichtsrat

Dr. Dr. h. c. Albrecht Schmidt
Ehemaliger Sprecher des Vorstands der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Grasbrunn, Vorsitzender

Peter König
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München, Stellv. Vorsitzender

Dr. Hans-Jürgen Schinzler
Ehemaliger Vorsitzender des Vorstands der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft und Vorsitzender des Aufsichtsrats der Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, Ottobrunn, Stellv. Vorsitzender

Dr. Manfred Bischoff
Chairman of the Board of EADS N.V., Starnberg

Dr. Mathias Döpfner
Vorsitzender des Vorstands der Axel Springer AG, Potsdam, seit 29. 4. 2004

Volker Doppelfeld
Ehemaliges Mitglied des Vorstands der BMW AG und Mitglied des Aufsichtsrats der BMW AG, Münsing

Klaus Grünewald
Fachbereichsleiter FB 1, Landesbezirk Bayern der Vereinten Dienstleistungsgewerkschaft e.V., Gröbenzell

Anton Hofer
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Nürnberg

Max Dietrich Kley
Ehemaliger stellv. Vorsitzender des Vorstandes der BASF AG und Mitglied des Aufsichtsrats der BASF AG, Heidelberg, bis 25. 3. 2004 und wieder seit 2. 11. 2004

Friedrich Koch
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Kirchheim

Hanns-Peter Kreuser
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München

Dr. Lothar Meyer
Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG, Bergisch Gladbach

Dr. Diether Münich
Rechtsanwalt, München, vom 13. 1. 2004 bis 29. 4. 2004

Herbert Munker
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Leinburg

Dr. Siegfried Sellitsch
Vorsitzender des Vorstands der Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögensverwaltung, Wien

Prof. Dr. Wilhelm Simson
Ehemaliger Vorsitzender des Vorstands der E.ON AG und Mitglied des Aufsichtsrats der E.ON AG, Trostberg

Prof. Dr. Dr. h. c. Hans-Werner Sinn
Präsident des ifo Instituts für Wirtschaftsforschung, Gauting

Maria-Magdalena Stadler
Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Pullach

Ursula Titze
Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Neusäß

Jens-Uwe Wächter
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Himmelpforten

Helmut Wunder
Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Waischenfeld

Ausschüsse des Aufsichtsrats*

Präsidium
Dr. Dr. h. c. Albrecht Schmidt
Peter König
Dr. Hans-Jürgen Schinzler

Ausschuss für Strategie und Geschäftsentwicklung
Dr. Dr. h. c. Albrecht Schmidt, Vorsitzender
Peter König
Dr. Hans-Jürgen Schinzler
Professor Dr. Dr. h. c. Hans-Werner Sinn
Helmut Wunder

Prüfungsausschuss
Dr. Lothar Meyer, Vorsitzender
Anton Hofer
Max Dietrich Kley, bis 25. 3. 2004 und wieder seit 2. 11. 2004
Herbert Munker
Dr. Dr. h. c. Albrecht Schmidt

Risikoausschuss
Dr. Dr. h. c. Albrecht Schmidt, Vorsitzender
Hanns-Peter Kreuser
Dr. Siegfried Sellitsch
Prof. Dr. Wilhelm Simson
Jens-Uwe Wächter

Vermittlungsausschuss
Dr. Dr. h. c. Albrecht Schmidt
Peter König
Hans-Jürgen Schinzler
Ursula Titze

Treuhänder

Treuhänder für das Hypothekenbankgeschäft gemäß § 29 Hypothekenbankgesetz

Dr. Otto Beierl
Ministerialdirektor im Bayerischen Staatsministerium der Finanzen, München

stellvertretend

Dr. Michael Bauer
Ministerialdirigent im Bayerischen Staatsministerium der Finanzen, München, seit 1. 9. 2004

Ulrich Exler
Oberfinanzpräsident der Oberfinanzdirektion München, Ministerialdirigent a. D., München

Erwin Horak
Ministerialrat a. D., Präsident der Staatlichen Lotterieverwaltung, München, bis 31. 8. 2004

* Siehe auch Erläuterungen im Bericht des Aufsichtsrats.

Vorstand

Johann Berger
Jahrgang 1960
Geschäftsfeld Deutschland
Ressorts Firmenkunden und Freie Berufe, Immobilien, ab 1. 4. 2005

Dr. Stefan Jentzsch
Jahrgang 1960
Geschäftsfeld Corporates & Markets

Dr. Michael Kemmer
Jahrgang 1957
Chief Risk Officer (CRO)

Christine Licci
Jahrgang 1964
Geschäftsfeld Deutschland
Ressort Privatkundengeschäft, seit 17. 1. 2005

Michael Mendel
Jahrgang 1957
Geschäftsfeld Deutschland bis 12. 5. 2005,
Geschäftsfeld Österreich & Zentral- und Osteuropa ab 12. 5. 2005

Dieter Rampl
Jahrgang 1947
Sprecher des Vorstands,
Human Resources Management

Gerhard Randa
Jahrgang 1944
Geschäftsfeld Österreich & Zentral- und Osteuropa,
Chief Operating Officer (COO), bis 12. 5. 2005

Dr. Wolfgang Sprißler
Jahrgang 1945
Chief Financial Officer (CFO)

Stand: 1. 3. 2005

Erste operative Führungsebene

Geschäftsfeld Deutschland
Privatkundengeschäft:
Andreas Wölfer

Firmenkunden und Freie Berufe:
Günther Berger

Immobilien:
Jürgen Cancik

Vereins- und Westbank AG:
Dr. Stefan Schmittmann

Geschäftsfeld Österreich & Zentral- und Osteuropa
Vorstandsmitglieder der BA-CA

Vorsitzender des Vorstandes:
Dr. Erich Hampel

Stellvertretender Vorsitzender des Vorstands, Chief Operating Officer/ Organisation, IT und Human Resources:
Wolfgang Haller

Vertrieb Firmenkunden, Privat- und Geschäftskunden, Asset Management:
Willibald Cernko

Chief Financial Officer, Group Finance und Beteiligungsmanagement:
Stefan Ermisch

International Markets:
Wilhelm Hemetsberger

Internationale Konzerne, Corporates und Immobilienfinanzierung, Zentral- und Osteuropa (CEE):
DDr. Regina Prehofer

Chief Risk Officer, Risikomanagement:
Dr. Johann Strobl

Geschäftsfeld Corporates & Markets
Corporates:
Ronald Seilheimer

Markets:
Jens-Peter Neumann

Group Corporate Center: Bereiche des Sprechers
Generalsekretariat/ Corporate Communication:
Gunter Ernst, bis 31. 12. 2004

Human Resources Management:
Heinz Laber

Bereiche des Chief Financial Officer:
Group Finance and Tax:
Rolf Friedhofen

Revision:
Karl Limmer

Recht:
Dr. Andreas Früh

Group Controlling (auch an den Sprecher berichtend):
Dr. Burkhardt Pauluhn

Bereiche des Chief Risk Officer
Chief Credit Risk Officer:
Henning Giesecke

Credit & Risk Management:
Michael Papenfuß

Group Credit Risk Control und Risk Control:
Thomas Groß, seit 1. 3. 2005

Group COO: Bereiche des Chief Operating Officer (COO)
Group Operations und IT, COO Geschäftsfeld Österreich & Zentral- und Osteuropa:
Wolfgang Haller, bis 28. 2. 2005

Group IT:
Matthias Sohler, seit 1. 3. 2005

COO Deutschland:
Christoph Wetzel

Group Transaction Banking und Konzern-Services:
Hans Weiss

Europäischer Beraterkreis

Aufgabe des im Jahr 2001 eingerichteten Europäischen Beraterkreises ist es, die HypoVereinsbank bei den wichtigen bankwirtschaftlichen, wirtschaftspolitischen und gesellschaftlichen Entwicklungen in den einzelnen Regionen, in denen die HVB Group tätig ist, zu beraten und Beziehungen in diesen Regionen aufzubauen. Im vergangenen Jahr haben zwei Sitzungen stattgefunden.

Dr. Theo Waigel
Bundesminister a. D.,
Kanzlei Gassner, Stockmann und Kollegen, München, Vorsitzender

Prof. Dr. Henning Kagermann
Sprecher des Vorstandes der SAP AG, Walldorf

Miklos Nemeth
Ungarischer Ministerpräsident a. D., Budapest/Ungarn

Janusz Reiter
President of the Center for International Relations, Warschau/Polen

Kurt F. Viermetz
Vorsitzender des Aufsichtsrats der Hypo Real Estate Holding AG, München

	2004	2003	2002 HVB Group neu	2002 HVB Group alt	2001	2000
Erfolgszahlen in Mio €						
Zinsüberschuss	5656	5881	5936	6649	7331	5150
Kreditrisikovorsorge	1813	2313	3292	3797	2074	1186
Zinsüberschuss nach Kreditrisikovorsorge	3843	3568	2644	2852	5257	3964
Provisionsüberschuss	2845	2795	2672	2684	2877	2423
Handelsergebnis	718	820	787	787	592	548
Verwaltungsaufwand	6118	6371	6896	7076	7716	5117
Saldo sonstige betriebliche Erträge/Aufwendungen	101	620	180	115	485	55
Betriebsergebnis	**1389**	**1432**	**-613**	**-638**	**1495**	**1873**
Finanzanlageergebnis	102	-1806	587	649	530	325
Abschreibungen auf Geschäfts- oder Firmenwerte	165	1135	395	395	321	89
Zuführung zu Restrukturierungsrückstellungen	250	—	283	286	19	—
Zuführung zu Sonderwertberichtigungen	2500	—	—	—	—	—
Saldo übrige Erträge/Aufwendungen	-357	-638	-149	-151	-136	-131
Ergebnis der gewöhnlichen Geschäftstätigkeit/						
Ergebnis vor Steuern	**-1781**	**-2146**	**-853**	**-821**	**1549**	**1978**
Saldo außerordentliche Erträge/Aufwendungen	—	—	—	—	—	-126
Ergebnis vor Steuern	**-1781**	**-2146**	**-853**	**-821**	**1549**	**1852**
Ertragsteuern	211	296	-3	37	582	668
Jahresüberschuss/-fehlbetrag	**-1992**	**-2442**	**-850**	**-858**	**967**	**1184**
Fremdanteile am Jahresüberschuss/-fehlbetrag	-286	-197	41	29	-29	-105
Jahresüberschuss/-fehlbetrag ohne Fremdanteile	**-2278**	**-2639**	**-809**	**-829**	**938**	**1079**
Dividende je Stammaktie in €	—	—	—	—	0,85	0,85
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)[1] in €	0,91	0,54	-0,77	-0,81	2,35	2,71
Ergebnis je Aktie in €	-3,27	-4,92	-1,51	-1,55	1,75	2,50
Kennzahlen in %						
Eigenkapitalrentabilität nach Steuern						
(bereinigt um Goodwillabschreibungen)[1]	4,9	2,1	-2,8	-2,3	6,5	9,2
Eigenkapitalrentabilität nach Steuern	-17,6	-19,7	-5,4	-4,4	4,9	8,5
Cost-Income-Ratio (gemessen an den operativen Erträgen)	65,6	63,0	72,0	69,1	68,4	62,6
Cost-Income-Ratio (gemessen an den Erträgen						
der gewöhnlichen Geschäftstätigkeit)	68,7	97,4	73,9	70,4	68,0	61,8
Bilanzzahlen in Mrd €						
Bilanzsumme	467,4	479,5	535,8	691,2	728,6	716,5
Kreditvolumen	324,6	338,3	375,8	487,9	503,1	449,2
Bilanzielles Eigenkapital	11,5	10,3	11,3	14,2	25,1	19,6
Bankaufsichtsrechtliche Kennzahlen nach BIZ[2]						
Kernkapital in Mrd €	15,7	14,4	14,6	19,1	21,7	19,3
Eigenmittel in Mrd €	27,1	25,6	25,9	33,4	41,5	39,6
Risikoaktiva in Mrd €	238,6	241,8	285,6	340,6	365,1	355,0
Kernkapitalquote in %	6,6	5,9	5,1	5,6	6,0	5,4
Kernkapitalquote unter Einbezug von ab Jahresbeginn 2005						
zu berücksichtigenden Konsolidierungseffekten in %	6,2	—	—	—	—	—
Eigenmittelquote in %	10,4	9,7	8,2	9,1	10,3	10,0
Aktie						
Börsenkurs: Stichtag in €	16,70	17,62[3]	—	15,22	34,32	60,30
Höchststand in €	21,13	19,26[3]	—	42,55	68,06	72,85
Tiefststand in €	12,86	5,47[3]	—	11,75	27,40	55,30
Börsenkapitalisierung in Mrd €	12,5	9,8[4]	—	8,2	18,4	32,3
Mitarbeiter	57806	60214	64254	65926	69520	72867
Geschäftsstellen	2036	2062	2073	2104	2238	2421

[1] 2004 zusätzlich bereinigt um Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen. 2003 zusätzlich bereinigt um laufende Erträge und Aufwendungen aus norisbank, Bank von Ernst, Bankhaus BethmannMaffei und im Konzernabschluss 2003 definierte Sondereffekte.

[2] Nach festgestellten Jahresabschlüssen.

[3] HVB Aktienkurs um Bezugsrechtsabschlag bereinigt.

[4] Vor Kapitalerhöhung.

QUARTALSÜBERSICHT

	1. Quartal 2004	2. Quartal 2004	3. Quartal 2004	4. Quartal 2004
Erfolgszahlen in Mio €				
Zinsüberschuss	1 285	1 453	1 443	1 475
Kreditrisikovorsorge	485	419	459	450
Zinsüberschuss nach Kreditrisikovorsorge	800	1 034	984	1 025
Provisionsüberschuss	701	692	691	761
Handelsergebnis	262	182	111	163
Verwaltungsaufwand	1 542	1 571	1 563	1 442
Saldo sonstige betriebliche Erträge/Aufwendungen	69	22	26	-16
Betriebsergebnis	**290**	**359**	**249**	**491**
Finanzanlageergebnis	19	120	-16	- 21
Abschreibungen auf Geschäfts- oder Firmenwerte	38	39	39	49
Zuführung zu Restrukturierungsrückstellungen	—	—	—	250
Zuführung zu Sonderwertberichtigungen	—	—	—	2 500
Saldo übrige Erträge/Aufwendungen	- 72	-104	- 86	- 95
Ergebnis der gewöhnlichen Geschäftstätigkeit/				
Ergebnis vor Steuern	**199**	**336**	**108**	**- 2 424**
Ertragsteuern	88	111	38	- 26
Ergebnis nach Steuern	**111**	**225**	**70**	**- 2 398**
Fremdanteile am Ergebnis	- 58	- 70	- 64	- 94
Gewinn/Verlust	**53**	**155**	**6**	**- 2 492**
Ergebnis je Aktie in €				
(bereinigt um Goodwillabschreibungen)[1]	0,17	0,27	0,05	0,42
Ergebnis je Aktie in €	0,10	0,22	0,00	- 3,59

	31. März 2004	30. Juni 2004	30. Sept. 2004	31. Dez. 2004
Kennzahlen in %				
Eigenkapitalrentabilität nach Steuern				
(bereinigt um Goodwillabschreibungen)[1]	3,3	4,3	3,4	4,9
Eigenkapitalrentabilität nach Steuern	1,9	3,2	2,2	-17,6
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,6	66,7	67,4	65,6
Cost-Income-Ratio (gemessen an den Erträgen				
der gewöhnlichen Geschäftstätigkeit)	69,3	68,4	70,0	68,7
Bilanzzahlen in Mrd €				
Bilanzsumme	482,8	469,4	460,5	467,4
Kreditvolumen	335,0	334,2	329,1	324,6
Bilanzielles Eigenkapital	11,1	13,4	13,2	11,5
Bankaufsichtsrechtliche Kennzahlen nach BIZ				
Kernkapital in Mrd €	14,9	17,4	17,5	15,7
Eigenmittel in Mrd €	26,3	29,8	29,7	27,1
Risikoaktiva in Mrd €	240,9	241,5	241,3	238,6
Kernkapitalquote in %	6,2	7,2	7,2	6,6
Kernkapitalquote unter Einbezug von ab Jahresbeginn 2005				
zu berücksichtigenden Konsolidierungseffekten in %	—	—	—	6,2
Eigenmittelquote in %	10,0	11,3	11,3	10,4
Aktie				
Börsenkurs in €	15,94[2]	14,62	15,46	16,70
Börsenkapitalisierung in Mrd €	8,5[3]	11,0	11,6	12,5
Mitarbeiter	59 575	57 874	57 973	57 806
Geschäftsstellen	2 091	2 055	2 055	2 036

[1] 4. Quartal bzw. 31. 12. 2004 zusätzlich bereinigt um Zuführung zu Restrukturierungsrückstellungen und Zuführung zu Sonderwertberichtigungen.

[2] HVB Aktienkurs um Bezugsrechtsabschlag bereinigt.

[3] Vor Kapitalerhöhung.

WICHTIGE BEGRIFFE KURZ ERKLÄRT*

Acquisition & Leveraged Finance
Finanzierung von Unternehmenstransaktionen – Wechsel der Eigentumsverhältnisse – unter Einsatz von Eigen- und Fremdmitteln.

Adressrisiko
Mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können.

Asset-Klasse
Vermögenskategorie bzw. -gattung. Darunter versteht man eine weit definierte Kategorie finanzieller Aktiva, wie beispielsweise Aktien, festverzinsliche Wertpapiere oder Immobilien.

Asset Management
Treuhänderische Verwaltung von Vermögen für Kunden wie zum Beispiel Unternehmen, Banken, Versicherungen, Pensionskassen und Privatpersonen im In- und Ausland. Die Vermögensverwaltung umfasst insbesondere das Management von Fonds und Portfolios mit Anlagen in Aktien, Renten, Cash und Immobilien.

Basel II
Mit »Basel I« werden die 1988 erstmals gesetzten regulatorischen Standards zur Eigenkapitalunterlegung von Bankgeschäften bezeichnet (→ BIZ). Diese Regelungen wurden vom Baseler Ausschuss überarbeitet. Der neue Regelungstext wird kurz »Basel II« genannt. Mit Basel II soll die bislang relativ pauschale Eigenkapitalunterlegung wesentlich stärker am tatsächlich vorhandenen Risiko der Bank ausgerichtet werden. Zu diesem Zweck wird sich die Unterlegung künftig insbesondere am Rating (extern bzw. bankintern) der Kreditnehmer orientieren. Gleichzeitig werden gestellte Sicherheiten des Kreditnehmers anders und differenzierter berücksichtigt als bisher. Auch operationelle Risiken sind künftig von den Banken mit Eigenkapital zu unterlegen.

BIZ
Die BIZ (= Bank für Internationalen Zahlungsausgleich) hat ihren Sitz in Basel. Sie ist insbesondere zuständig für grenzüberschreitende Bankenaufsicht und für die Schaffung international geltender Eigenkapitalanforderungen.

BIZ-Quote
Quote (→ BIZ), die das Verhältnis der Eigenmittel nach der Baseler Eigenmittelempfehlung von 1988 zur Summe aus den Risikoaktiva und dem 12,5fachen der → Marktrisikopositionen ausdrückt.

Bonds
Angelsächsischer Begriff für festverzinsliche Wertpapiere bzw. Schuldverschreibungen.

CEE
(CEE = Central and Eastern Europe). In Zentral- und Osteuropa betreibt die HVB Group das größte Vertriebsnetz mit Tochterinstituten in 15 Staaten.

Corporate Finance
Unternehmensfinanzierung über Eigen- und/oder Fremdkapital; umfasst einerseits Projekt- und → Acquisition & Leveraged Finance, andererseits das Geschäft in den Bereichen Going-Public sowie → Mergers & Acquisitions.

Corporate Governance
Corporate Governance bezeichnet den rechtlichen und faktischen Rahmen für die Leitung und Überwachung von Unternehmen. Corporate-Governance-Regelungen dienen der Transparenz und stärken damit das Vertrauen in eine verantwortliche, auf Wertschöpfung gerichtete Unternehmensleitung und Kontrolle.

Cost-Income-Ratio
Verhältnis zwischen den Verwaltungsaufwendungen und der Summe aus Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstiger betrieblicher Erfolg; eine niedrige Cost-Income-Ratio ist Ausdruck einer hohen Produktivität.

Coverage von Wertpapieren
Ausdruck aus der Finanzbranche für die Tätigkeit von Banken oder Analysten, die bestimmte Wertpapiere beobachten und bewerten.

Cross-Selling
Der Kunde soll durch Beratung veranlasst werden, weitere Produkte, die er noch nicht nutzt, kennen zu lernen und zu kaufen.

Derivate
Finanzinstrumente, die von originären, am Kassamarkt gehandelten Anlageinstrumenten (zum Beispiel Aktien, Anleihen, Devisen) abgeleitet werden; ihre Bewertung bestimmt sich überwiegend durch Preis, Preisschwankungen und -erwartungen der zugrunde liegenden Ausgangsinstrumente.

Eigenkapitalrentabilität
Kennzahl der Bilanzanalyse, bei der entweder der Jahresüberschuss oder eine Vorsteuer-Erfolgsgröße (zum Beispiel Gewinn vor Steuern) zum durchschnittlichen Eigenkapital in Beziehung gesetzt wird; gibt an, wie sich das von dem Unternehmen bzw. den Eigentümern eingesetzte Kapital verzinst hat.

Eigenmittel gemäß BIZ
(→ BIZ) Die bankaufsichtsrechtlichen Eigenmittel sind durch die Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 geregelt. Sie setzen sich aus dem haftenden Eigenkapital und den Drittrangmitteln zusammen. Das haftende Eigenkapital besteht aus Kernkapital (vor allem aus Gezeichnetem Kapital und aus Rücklagen) und aus Ergänzungskapital (insbesondere Genussrechtskapital, nachrangigen Verbindlichkeiten, Vorsorgereserven nach § 340 f HGB und Neubewertungsreserven in Wertpapieren und Immobilien).

Emission
Ausgabe von Wertpapieren; die Emission erfolgt entweder auf direktem Wege (Selbstemission) oder durch Vermittlung von Kreditinstituten (Fremdemission). Das Kreditinstitut führt dabei entweder den Verkauf kommissionsweise für Rechnung des Emittenten durch oder übernimmt die Wertpapiere zu einem festen Kurs und bietet sie zu einem höheren Kurs dem Publikum an (Platzierung).

* Das vollständige Lexikon mit wichtigen Begriffen der Finanzdienstleistungs-Branche können Sie gerne bestellen (siehe Finanzkalender).

Exposure
Exposure bezeichnet den erwarteten Betrag, mit dem die Bank bei Ausfall eines Kreditnehmers im Risiko steht. In das Exposure werden freie externe Linien und bestimmte Produkte anteilig eingerechnet.

Gewinnthesaurierung
Einbehaltung von Gewinnen zur Finanzierung eines Unternehmens aus eigener Kraft.

Goodwill
Geschäfts- oder Firmenwert ist der Betrag, den ein Erwerber eines Unternehmens unter Berücksichtigung künftiger Ertragserwartungen (= Ertragswert) über den Wert der einzelnen Vermögensgegenstände nach Abzug der Schulden (= Substanzwert) hinaus zu zahlen bereit ist.

Hybridkapitaltransaktion (Hybrid Capital)
Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien, die unter Einschaltung einer konzernangehörigen Zweckgesellschaft begeben werden und bankaufsichtsrechtlich als Kernkapital anerkannt sind.

International Accounting Standards (IAS)
IAS werden vom IASC (International Accounting Standards Committee) herausgegeben, einer internationalen Fachorganisation, die von mit Rechnungslegungsfragen befassten Berufsverbänden getragen wird. Ziel ist es, eine transparente und vergleichbare Rechnungslegung auf internationaler Basis zu schaffen.

International Financial Reporting Standards (IFRS)
Die IFRS umfassen neben den als IFRS bezeichneten Standards auch die bisherigen International Accounting Standards (→ IAS) und Interpretationen des Standing Interpretations Committee sowie die Standards und Interpretationen, die vom IASB künftig herausgegeben werden.

Investor Relations (IR)
Aufgabe eines IR-Teams ist die Kapitalmarktkommunikation mit den Aktionären und den Finanzanalysten. Im Mittelpunkt stehen Informationen über Strategien, finanzielle Kennzahlen und die zentralen → Werttreiber eines Unternehmens.

IPO (Initial Public Offering)
IPO steht für den administrativen Vorgang der Erstemission von Aktien am Primärmarkt. Mit einem IPO sind im Allgemeinen eine Börsenzulassung des Aktienkapitals und die Aufnahme der Börsennotierung verbunden.

Jumbo-Pfandbriefe
Pfandbriefe mit einem Emissionsvolumen von mehr als 500 Mio €; es handelt sich um Öffentliche Pfandbriefe (zur Refinanzierung von Kommunaldarlehen) oder um Hypothekenpfandbriefe (zur Refinanzierung von Immobiliendarlehen).

Kernkapitalallokation
Zuordnung von Kernkapital auf die Segmente (zum Beispiel die Unternehmensbereiche).

Kreditderivate
Derivative Finanzinstrumente, die einem Beteiligten des Geschäfts (dem Risikoverkäufer bzw. Sicherungsnehmer) erlauben, das Kreditrisiko einer Forderung oder eines Wertpapiers an einen anderen (den Risikokäufer bzw. Sicherungsgeber) gegen Zahlung einer Prämie zu transferieren. Der Risikokäufer trägt somit das Kreditrisiko der Forderung oder des Wertpapiers, ohne dieses tatsächlich erwerben zu müssen.

Leveraged-Buy-out
Übernahme eines Unternehmens. Dies kann sowohl durch betriebsinterne als auch betriebsexterne Investoren geschehen. Man spricht bei der Übernahme durch ein Management von → Management-Buy-in oder → Management-Buy-out. Beim Kauf des Unternehmens werden wenig Eigenmittel aufgebracht, vielmehr stammt der größte Teil der Mittel aus Bankkrediten oder der Begebung von Anleihen.

Management-Buy-in
Übernahme eines Unternehmens durch ein fremdes Management.

Management-Buy-out
Übernahme eines Unternehmens durch das in dem erworbenen Unternehmen tätige Management.

Marktrisikoposition
Die Marktrisikoposition im Sinne des Grundsatz I umfasst die Fremdwährungs-, Rohwaren- und Optionsrisiken sowie die Risikopositionen des Handelsbuchs wie zins- und aktienkursbezogene Risiken sowie → Adressrisiken des Handelsbuchs.

Mergers & Acquisitions (M & A)
Vermittlung von Zusammenschlüssen und Aufkäufen von Unternehmen oder Teilen davon und die damit verbundene Beratung von Käufern und Verkäufern.

Mezzanine-Darlehen
Ein gegenüber Bankdarlehen nachrangiges Finanzierungsinstrument, das vor allem bei Leveraged-Buy-outs als Finanzierungsbestandteil verwendet wird. Das auf Grund der Nachrangigkeit in der Regel höhere Risiko für den Kreditgeber wird durch eine entsprechend attraktivere Verzinsung sowie üblicherweise durch eine Option auf eine Beteiligung am Eigenkapital des erworbenen Unternehmens kompensiert.

Nachhaltigkeits-Management
Teil der Unternehmensstrategie, der durch Nutzen der Chancen und Vermeiden von Risiken, die sich aus ökonomischen, ökologischen und sozialen Entwicklungen ergeben, den → Shareholder Value langfristig steigert.

Operational Risk
Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse.

Rating
Bonitätsurteil eines Finanztitels (Emissionsrating) oder eines Schuldners (Emittentenrating).

Risikoadjustiertes Pricing
Um auch im klassischen Kreditgeschäft die erforderliche Verzinsung des eingesetzten Eigenkapitals sicherzustellen, passen Banken die Höhe der Marge dem jeweiligen Risikoprofil eines Kreditnehmers an: je geringer die Bonität, desto höher der geforderte Zinssatz.

Risikoaktiva
Um die → Adressrisiken des Anlagebuches, die aus der unterschiedlichen Bonität der Emittenten bzw. Geschäftspartner resultieren, aufsichtsrechtlich abbilden zu können, werden Bilanzaktiva, außerbilanzielle Geschäfte (zum Beispiel Bürgschaften und Garantien für Bilanzaktiva) sowie Termingeschäfte, Swaps und Optionsrechte mit – von der Bonitätsklasse der Emittenten bzw. Geschäftspartner abhängigen – (Bonitäts-) Gewichtungsfaktoren risikogewichtet. Diese risikogewichteten Aktiva sind im Grundsatz I mit 8% haftendem Eigenkapital zu unterlegen (zu den Risiken im Handelsbuch → Marktrisikoposition).

Risikocontrolling
Laufende Risikomessung und -überwachung inklusive Methodenentwicklung sowie entsprechende Risikoanalyse/Berichtswesen durch neutrale, unabhängige Einheit.

Risikomanagement
Operative Geschäftssteuerung spezifischer Portfolios unter Risiko-Rendite-Gesichtspunkten.

Risk and Control Assessment
Systematische Identifikation und Bewertung wesentlicher → Operational Risks unter Berücksichtigung von Handlungsmaßnahmen der Bank mit dem Ziel der Ermittlung des Risikoprofils von relevanten Konzerneinheiten.

Securitization
Beschaffung von Finanzierungsmitteln durch die wertpapiermäßige Unterlegung bzw. Umwandlung von Forderungen, zum Beispiel Anleihen. Ziel ist dabei vor allem, diese Forderungen über organisierte Kapitalmärkte (zum Beispiel Börse) handelbar zu machen. Der Kapitalgeber (= Gläubiger) und somit Erwerber der verbrieften Forderung übernimmt das Risiko von Marktpreisschwankungen des Wertpapiers sowie den Kreditausfall; der Kapitalnehmer (= Schuldner) muss seine Bonität öffentlich nachweisen durch regelmäßige Berichterstattung bzw. eine möglichst gute Einstufung durch eine Ratingagentur.

Shareholder Value
Steigerung des Unternehmenswertes für den Aktionär. Die Wertsteigerung wirkt sich in einer Verbesserung des Aktienkurses und/oder Erhöhung der Dividendenzahlung aus.

Spread
Auf-/Abschlag gegenüber einem bestimmten Referenzzinssatz.

Syndizierte Kredite
Großvolumige Kredite, die über ein Bankenkonsortium vergeben werden; durch die → Syndizierung (die Bildung eines Bankenkonsortiums) wird das Kreditrisiko auf mehrere Banken verteilt.

Syndizierung
Kreditvergabe (→ syndizierte Kredite) oder Wertpapieremission (Anleihen oder Aktien) unter Einschaltung eines Konsortiums.

Werttreiber (Value Drivers)
Geschäftsfelder, die zur Steigerung des Unternehmenswertes im besonderen Maße beitragen.

REGISTER

A

Abschreibung auf Geschäfts- oder Firmenwerte 75 f., 137
Acquisition & Leveraged Finance 57 f.
Activest Investmentgesellschaft Luxembourg S.A. 61
Activest Investmentgesellschaft mbH 61
Adressrisiko 84, 87 ff.
Akquisition 15, 43, 55, 62
Aktie 30, 33, 108, 139, 156
Aktiva und Passiva (wesentliche Konzentrationen) 160
Aktive Unterschiedbeträge (Verrechnungsverbot) 116
Allianz AG 6, 41, 87, 104
Altersteilzeit 63, 137, 153
Altersvorsorge (private, betriebliche) 151
Angaben über Geschäftsbeziehungen 164
Anteile in Fremdbesitz 87, 123, 155
Anteilsbesitz 104, 119, 145, 163
Asset Management GmbH 61
Aufsichtsrat 18, 21, 24, 26, 31, 165, 168, 170
Ausblick 80 f.
Ausschüsse des Aufsichtsrats 22, 170

B

Bank Austria Creditanstalt AG (BA-CA) 61, 75, 78, 101 f., 105, 149
Bank Austria Creditanstalt d.d. Ljubljana 61
Bank Austria Creditanstalt Leasing GmbH 61
Bank Przemyslowo-Handlowy PBK S.A. 61
Bank BPH Spólka Akcyjna 61
Bank von Ernst 3, 41, 74 ff.
Bankaufsichtsrechtliche Kennzahlen 160 f.
Bankhaus BethmannMaffei OHG 3, 41, 71, 74 ff., 117
Bankhaus Neelmeyer AG 61
Bankprivat AG 61
Barreserve 110, 114, 140, 158 f.
Basel II 23, 64, 89
Bayerische Hypo- und Vereinsbank AG 61, 149, 154
Bedingtes Kapital 156
Besicherte Anleihen 100
Bestätigungsvermerk des Abschlussprüfers 23, 169
Betriebsergebnis 49 f., 53 f., 57, 59, 74 ff.
Bewertung der Finanzinstrumente 115
Bilanz 110 ff.
Bilanzsumme 79
Bilanzzahlen nach Geschäftsfeldern 131
Bode Grabner Beye AG & Co. KG 61
Bonitätsanalyse 88
Börsenkapitalisierung 172
Börsenkurs 172
Branchenentwicklung 72
Bulgarien 43, 55, 62

C

Capital Invest die Kapitalanlagegesellschaft der Bank Austria Creditanstalt-Gruppe GmbH 54, 61
Cashflow-Hedge 79, 115 f., 120
Chief Risk Officer 83, 86, 88, 101, 104, 171
Code of Conduct 27
Corporate Finance 52, 55
Corporate Governance 115, 164
Corporates & Markets 76, 78, 83, 101, 127, 171
Cost-Income-Ratio 4, 14, 74, 77, 134, 172 ff.
Coverage 36
Coverage Ratio 132, 143
Credit & Risk Management 83
Credit-Value-at-Risk 88 f.

D

DAB Bank AG 61, 163
Dataline Zahlungsverkehrsabwicklungs GmbH 117 f.
DAX 33
Derivate 79, 94 ff.
Deutscher Corporate-Governance-Kodex 31
direktanlage.at AG 61
Dividende 15, 22, 139

E

E.ON 4, 41
Effizienzsteigerungsprogramm 4, 21, 25, 43, 73, 81, 137
Eigene Aktien 156
Eigenkapital 19, 41, 45, 79 f., 85, 111 f.
Eigenkapitalrentabilität 3, 19, 44, 81, 123 f., 130, 172 f.
Eigenmittelquote 80, 85, 161, 172 f.
Eksimbanka 7, 43
Emittentenrisiko 83, 87, 93, 97
Entwicklung der HVB Group 81
Entwicklung des Eigenkapitals 112
Erfolgsentwicklung 74
Erfolgsrechnung nach Geschäftsfeldern 125 f.
Erfolgsrechnung nach Ressorts 126
Erfolgswirksame Reservenbildung (Verbot) 115
Ergebnis je Aktie 108
Ergebnis vor Steuern 76, 78, 108 f., 118, 126, 129, 133, 138, 172 f.
ERGO Versicherungsgruppe 145
Ertragsteueransprüche 110, 117, 147
Ertragsteuern 76, 108 f., 113 f., 123, 138
Ertragsteuerverpflichtung 111, 114, 153
Erwarteter Verlust 88, 92
Eventualverbindlichkeiten 79, 114, 142, 157, 160, 162
Exposure 87 f., 90, 96 f.

F

Fair-Value-Hedge 115, 120, 122
FC Bayern München 50
Financial Markets Service Bank 101, 163
Finanzanlageergebnis 75, 108 f., 114, 136, 139, 172 f.
Finanzanlagen 79, 86, 121, 143 ff.
Finanzinstrumente 79, 119 f.
Firmenkunden 73, 77 f., 83, 124, 126 f., 149
Firmenkunden und Freie Berufe 77, 124, 126
Firmenkundengeschäft 7
Forderungen 79, 113, 120, 142
Forderungen an Kreditinstitute 79, 110, 113 f., 138, 140
Forderungen an Kunden 79, 110, 113 f., 141
Funding (Refinanzierung) 99 f.

G

Genussrechtskapital 153 ff., 161
Gesamtbanksteuerung 45, 85
Gesamtwirtschaftliche Entwicklung 14, 42, 52, 71, 80
Geschäftsrisiko 83 f., 86, 103
Geschäftsstellen 55, 77, 114, 167, 172 f.
Geschäftsverlauf 74
Gewinn- und Verlustrechnung 74, 108 f., 114, 135
Gewinnthesaurierung 44, 174
Goodwillabschreibung 123, 172 f.
Gornoslaski Bank Gospodarczy 136
Group Asset Liability Committee 83, 86, 100
Group Asset Liability Management 83, 99
Group Corporate Center 124, 132
Group Credit Risk Control 83 f.
Group Finance and Tax 83 f., 104

H

H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH 61, 162
Handelsaktiva 79, 110, 113 f., 119 f., 131, 138, 140, 148, 157 ff.
Handelsaktivitäten (Marktrisiko) 93, 98
Handelsergebnis 14, 57, 75, 78, 108 f., 114, 125, 128, 135 f., 172 f.
Handelspassiva 79, 99
Hebros Bank 7, 43, 55
HVB AG 71, 73, 105, 108, 115
HVB Akademie 62
HVB Bank Biochim AD 61
HVB Bank Bosna i Hercegovina d.d. 61, 117
HVB Bank Czech Republic a.s. 61
HVB Bank Hungary Rt. 61, 118
HVB Bank Romania S.A. 61
HVB Bank Slovakia S.A. 61
HVB Banque Luxembourg S.A. 61
HVB Central profit banka d.d. 117
HVB Immobilien AG 103, 137, 162
HVB Leasing GmbH 61
HVB Profil 63
HVB Real Estate Bank AG 137, 163
HVB Risk Management Products Inc. 61
HVB Sofortkredit 50
HVB Systems 64
HVB Trust e.V. 152
HVB U.S. Finance Inc. 61
HVB-Aktie 30 f., 33 ff.
Hybride Kapitalinstrumente 154 f.
Hybrides Kernkapital 155
Hypo Real Estate Group 76

I

IFRS 23, 115 f., 123
Immaterielle Vermögenswerte 116, 122, 147
Immobilienfinanzierungsgeschäft 14, 25, 43, 71, 73, 80, 84, 90, 137
INDEXCHANGE Investment AG 61
Informationstechnik (IT) 64
Integration VuW AG 73
International Moscow Bank 7, 61, 74
Internationales Immobilien-Institut GmbH 61
Internes Adressrisikomodell 88
Investor Relations 36, 175, 180
IPO 56
IT-Risiken 101

J

Jahresüberschuss/-fehlbetrag 22, 71, 79
Jumbo-Pfandbrief 59 f.

K

Kapital nach Geschäftsfeldern 132
Kapitaladäquanz 85 ff.
Kapitalerhöhung 16, 21 f., 33 f., 41, 49, 59, 71, 79, 102
Kapitalflussrechnung 113, 158
Kennziffern nach Geschäftsfeldern 130, 137
Kernkapitalquote 19, 34, 44, 80, 85, 160
Konsolidierungsgrundsätze 119
Konsolidierungskreis 73, 117 ff.
Kontrahentenexposures 88, 90 ff.
Kontrahentenrisiko 87, 92 f.
Konzernrevision 83 f.
Kreditausfallquote 143
Kreditderivate 87, 93, 95 f.
Kreditexposures 90 ff.
Kreditgeschäft 23, 42, 57, 83 f., 87, 120 f.
Kreditrisiken 16, 42 f., 142 f.
Kreditrisikovorsorge 4, 44, 49, 52, 57, 72, 75, 87, 135
Kreditvolumen 79, 134, 142
Kroatien 55

L

Länder-Value-at-Risk 96
Länderexposure 96 f.
Länderrisiko 87, 89
Latente Steuern 76, 116, 123, 138 f.
Leasinggeschäft 121 f.
Leveraged-Buy-out 57
Liquiditätsrisiko 84, 99 f.

M

Marktgerechtes Pricing 89
Marktrisiko 84 f., 97 ff., 160
Merger & Acquisition (M&A) 57
Messmethodik 88 f., 97 ff., 101, 103 f.
Mitarbeiter 17, 25, 43, 62, 132, 134, 166
MOVE 7, 17, 43, 49, 62, 73
Münchener Rückversicherungs-Gruppe (Münchener Rück) 6, 36, 87, 104

N

Nachhaltigkeits-Management 66 f.
Nachrangige Vermögenswerte 148
Nachrangkapital 153 ff.
Nachwuchsförderung 63
Nordinvest Norddeutsche Investmentgesellschaft mbH 61
norisbank AG 71, 74 ff.

O

Operational Risk 100 f.
Operationelles Risiko 84, 100 ff.
Operative Ergebnisentwicklung 57, 59
Operative Ergebnisse 75
Operative Erträge 74 f., 136
Operative Performance 44, 81
Operative Wertschöpfung 42
Österreich 15, 43, 67, 72, 76, 78, 127

P

Patronatserklärung 163
Pensionsgeschäfte 148
Personalaufwand 75
Pfandbrief 175
Planung 22, 81
Polen 55, 62, 72
PREPS 4, 50, 52
Private Banking 77
Private Equity 51
Privatkunden 78
Privatkundengeschäft 72, 74, 76 f.
PRO (Prozess-Redesign und -Optimierung) 17, 43, 63, 73, 137
Provisionsüberschuss 74, 77 f., 135

R

Rating/-agenturen 83, 88, 90, 105
Real Estate Restructuring 15, 21, 43 f., 71, 73, 80 f., 90, 137
Rechtliche Risiken 101 f.
Refinanzierungsrisiko 99 f.
Restrukturierungsrückstellung 21, 44
Risiken aus Anteils-/Beteiligungsbesitz 84, 104
Risiken aus bankeigenem Immobilienbesitz 84, 103
Risikoabschirmung 76, 92
Risikoadjustiertes Pricing 52, 57, 72, 79 f.
Risikoaktiva 42, 44, 58 f., 74, 79 f., 85, 148, 160
Risikoarten 84 f., 87 ff.
Risikoausschuss des Aufsichtsrats 83, 104, 170
Risikocontrolling 23, 45, 83, 98
Risikogerechtes Pricing 89
Risikokapital 45, 84 ff., 101
Risikomanagement 27, 41, 52, 82 f., 87 f., 97, 99 ff., 103 f.
Risikomessung 45, 84, 89, 104
Risikoüberwachung 82 ff., 89 f., 98 ff., 101, 103 f.
Risikovorsorge 14, 21, 23, 42, 52 f., 77, 84, 120 f., 131, 143
Risk Control 83 f., 101, 103 f.
Rückstellungen 116, 120 ff., 151 ff.

S

Sachanlagen 121, 146
Securitization 148 f.
Segmentberichterstattung 78, 80, 124 ff.
Selbsterstellte immaterielle Vermögenswerte (Aktivierung) 116
Serbien 7, 43
Shareholder Value 45
Sicherheitenübertragung für eigene Verbindlichkeiten 157
Slowakei 55
Sonderwertberichtigung 15, 21, 25, 43 f., 73, 75 f., 79, 92, 137
Sonstige Aktiva 147 f.
Sonstige betriebliche Erträge und Aufwendungen 136
Sonstige Passiva 122, 153
Splitska banka d.d. 61
Spread 97 f.
Stellen 18, 63
Stetigkeit 117
Steuerung, wertorientierte 45
Strategisches Konzernkreditkomitee 83, 87
Syndizierung 52, 55
Szenarioanalysen 89

T

Teilzeitquote 63
Thesaurierungskraft 15, 19
Top-Ten-Länder (nach Exposure) 97
Transformation 71, 74, 78
Transformationsprogramm 21, 41, 57
Treuhandgeschäfte 157
Tschechien 55

U

Übrige Erträge und Aufwendungen 75 f., 137
Unbesichertes Funding 100
Ungarn 62

V

Value-at-Risk 45, 83, 87, 92, 96, 98
Verbindlichkeiten 116, 122
Verbindlichkeiten gegenüber Kreditinstituten 79, 150
Verbindlichkeiten gegenüber Kunden 79, 150
Verbindlichkeiten in Fremdwährung 156
Verbot von Abschreibungen 116
Verbriefte Verbindlichkeiten 79, 151
Verbriefungsaktivitäten 148
Verbriefungsgeschäfte (Securitization) 148 f.
Vereins- und Westbank AG (VuW AG) 7, 22, 42, 50, 63, 73, 118, 152, 171
Vereinsbank Victoria Bauspar Aktiengesellschaft 61, 163
Vergütung 20, 29 ff., 62 f., 79 f., 164 f.
Vergütungsbericht 22, 29 f.
Vermögens- und Finanzlage 79 f.
Vermögenswerte in Fremdwährung 156
Verwaltungsaufwand 75, 135
Vorstand 7, 18, 21, 24, 26, 28, 31, 164 f., 168
Vorstandsvergütung 22, 26 f., 30

W

Währungsumrechnung 123
Wechselkursveränderungen (Auswirkung) 136
Wertberichtigungen auf Forderungen 120 f., 142
Wertschöpfungsrechnung 139
Westfalenbank AG 61, 117
Workout Immobilien (WIM) 14, 71, 76

Z

Zahlungsverkehr 64, 117
Zentral- und Osteuropa 72, 74, 78, 80 f., 105
Zinslos gestellte Kredite 132, 142
Zinsspannen 135
Zinsüberschuss 42, 72, 74, 77 f., 135
Zuführung zu Restrukturierungsrückstellungen 75 f., 137
Zuführung zu Sonderwertberichtigungen 73, 76, 80, 91, 137

FINANZKALENDER

Termine 2005

Eckdaten zum Jahresabschluss 2004	24. Februar 2005
Veröffentlichung des Jahresabschlusses 2004	17. März 2005
Hauptversammlung	12. Mai 2005
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2005	Erscheinungstermin: 11. Mai 2005
Zwischenbericht zum 30. Juni 2005	Erscheinungstermin: 28. Juli 2005
Zwischenbericht zum 30. September 2005	Erscheinungstermin: 27. Oktober 2005

Termine 2006

Eckdaten zum Jahresabschluss 2005	23. Februar 2006
Veröffentlichung des Jahresabschlusses 2005	16. März 2006
Hauptversammlung	24. Mai 2006
ICM Internationales Congress Center München	
Neue Messe München Riem, 81823 München	
Zwischenbericht zum 31. März 2006	Erscheinungstermin: 10. Mai 2006
Zwischenbericht zum 30. Juni 2006	Erscheinungstermin: 26. Juli 2006
Zwischenbericht zum 30. September 2006	Erscheinungstermin: 26. Oktober 2006

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Veröffentlichungen für unsere Aktionäre

Geschäftsbericht (deutsch/englisch)
Kurzfassung und Langfassung

Zwischenberichte (deutsch/englisch)
zum 1., 2. und 3. Quartal

Nachhaltigkeitsbericht

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Lexikon (»Wichtige Begriffe des Geschäftsberichts kurz erklärt«)

Bestellungen

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Service Berichtswesen
Telefon 089 89506075
Telefax 089 89506030

Herausgeber

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Bildstrecke: Baader Hermes
Markus Rössle (Fotograf)

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Veröffentlichung des vorläufigen, untestierten Konzernabschlusses:
24. 2. 2005
Redaktionsschluss: 2. 3. 2005

Druckfreigabe: 4. 3. 2005
Auslieferung: 16. 3. 2005

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